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Filed by Coca-Cola HBC AG
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rules 14d-2 and 14d-9 under the Securities Exchange Act of 1934

Subject Company:
Coca-Cola Hellenic Bottling Company S.A.
Registration Statement File No. 333-184685

Below is the prospectus of Coca-Cola HBC AG ("Coca-Cola HBC") relating to the admission of the ordinary shares of Coca-Cola HBC to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's main market for listed securities and public offering of its ordinary shares in the United Kingdom that was approved by the United Kingdom Listing Authority on March 7, 2013, in connection with Coca-Cola HBC's previously-announced offer to acquire shares of Coca-Cola Hellenic Bottling Company S.A. ("Coca-Cola Hellenic"). Coca-Cola HBC is submitting this information solely because the prospectus has been published in accordance with the UK Prospectus Rules on March 7, 2013. This document does not constitute an offer to sell or to acquire any securities in the United States. No securities may be offered or sold in the United States or any other jurisdiction, unless registered or exempted from registration therein.

Coca-Cola HBC has not yet commenced the offer, which will be comprised of two offers, a U.S. offer and a Greek offer. Separate documentation for the U.S. offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of Coca-Cola Hellenic ADSs, wherever located. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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Coca-Cola HBC and Coca-Cola Hellenic may be required to file materials relevant to the U.S. offer with the U.S. Securities and Exchange Commission (the "SEC"). Such documents, however, may not all be currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC and Coca-Cola Hellenic, without charge, once they are filed with the SEC.

This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

 NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA, AUSTRALIA, NEW ZEALAND OR JAPAN

This document comprises a Prospectus relating to Coca-Cola HBC AG (the "Company" or "CCHBC AG") and has been prepared in accordance with the Prospectus Rules of the Financial Services Authority (the "FSA") made under Section 73A of the Financial Services and Markets Act 2000 (as amended) (the "FSMA"), has been filed with the FSA and has been made available to the public as required by the Prospectus Rules. The Company intends to request that the FSA provides a certificate of approval and a copy of this Prospectus to the relevant competent authorities in Greece, in connection with the admission to trading of the Ordinary Shares on the Athens Exchange and the offering of Ordinary Shares to the public in connection with the Share Exchange Offer and in Austria, in connection with the offering of Ordinary Shares to the public in connection with the Share Exchange Offer.

Application has been made to the FSA for all of the Ordinary Shares to be admitted to the premium listing segment of the Official List of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for such Ordinary Shares to be admitted to trading on the London Stock Exchange's main market for listed securities (together, "Admission"). Admission constitutes admission to trading on a regulated market. It is expected that Admission will become effective, and that unconditional dealings will commence in the Ordinary Shares on the London Stock Exchange, at 8.00 a.m. (London time) on or around 29 April 2013. The Company has applied for a secondary listing of the Ordinary Shares on the Athens Exchange S.A. ("Athens Exchange"), subject to the receipt of necessary approvals. The Company will also make an application for listing of the New ADSs on the New York Stock Exchange ("NYSE").

The new Ordinary Shares issued by the Company will rank pari passu in all respects with the other issued Ordinary Shares and will carry the right to receive all dividends and distributions declared, made or paid on or in respect of the issued Ordinary Shares after Admission.

The Company, its Directors and the Proposed Directors (whose names appear on page 46 of this Prospectus) accept responsibility for the information contained in this Prospectus. To the best of the knowledge and belief of the Company, the Directors and the Proposed Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Prospectus is in accordance with the facts and contains no omission likely to affect the import of such information.

Coca-Cola HBC AG

(incorporated as a stock corporation (Aktiengesellschaft) under the laws of Switzerland and registered in Switzerland with registered number CH-170.3.037.199-9)

Proposed issue of up to 366,553,507 Ordinary Shares in connection with the Share Exchange Offer for Coca-Cola Hellenic Bottling Company S.A. ("CCH") and application for admission of up to 367,553,507 Ordinary Shares to the premium listing segment of the Official List and to trading on the London Stock Exchange's main market for listed securities

Credit Suisse

Sponsor

You should read this Prospectus in its entirety. Your attention is specifically drawn to the discussion of certain risk and other factors that should be considered in connection with an investment in the Ordinary Shares, as set out in the section entitled "Risk Factors" on pages 25 to 45 of this Prospectus.

Prospective investors should rely only on the information contained in this Prospectus. No person has been authorised to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied on as having been so authorised by the Company, the Directors, the Proposed Directors or the Sponsor. Any delivery of this Prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company or the CCH Group taken as a whole since, or that the information contained herein is correct at any time subsequent to, the date of this Prospectus. In particular, neither the contents of the Company's website (www.coca-colahbcag.com) nor CCH's website (www.coca-colahellenic.com) is incorporated into, or forms part of, this Prospectus and prospective investors should not rely on either of them. The contents of this document are not to be construed as legal, financial or tax advice. Each recipient of this document should consult his, her or its own legal adviser, independent financial adviser or tax adviser for legal, financial or tax advice.

This Prospectus does not constitute an offer of, or the solicitation of an offer to subscribe for or buy, any Ordinary Shares to any person in any jurisdiction in which such offer or solicitation is unlawful.

The distribution of this Prospectus and the offer of the Ordinary Shares in certain jurisdictions may be restricted by law. Other than in the United Kingdom, Greece and Austria, no action has been or will be taken by the Company to permit a public offering of the Ordinary Shares or to permit the possession or distribution of this Prospectus (or any other offering or publicity materials relating to the Ordinary Shares) in any jurisdiction where action for that purpose may be required. Neither this Prospectus, any advertisement nor any other material relating to it may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Prospectus comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The Sponsor is authorised and regulated in the United Kingdom by the FSA and is acting exclusively for the Company and no-one else in connection with Admission, and it will not regard any other person (whether or not a recipient of this Prospectus) as a client in relation to Admission. Apart from the responsibilities and liabilities, if any, imposed on the Sponsor by FSMA or the regulatory regime established thereunder, the Sponsor accepts no responsibility or liability whatsoever for the contents of this Prospectus, or for any other statement made or purported to be made in it, in connection with the Company, its Ordinary Shares or this Prospectus. The Sponsor accordingly disclaims all and any responsibility or liability, whether arising in tort, contract or otherwise (save as referred to above), which it might otherwise have in respect of this Prospectus or any such statement.

THE ORDINARY SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY OTHER FEDERAL OR STATE SECURITIES COMMISSION IN THE US OR ANY OTHER US REGULATORY AUTHORITY, NOR HAVE ANY SUCH AUTHORITIES PASSED UPON, CONFIRMED THE ACCURACY OF OR DETERMINED THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE US.

A registration statement under the US Securities Act of 1933, as amended (the "Securities Act") in respect of the Ordinary Shares, including such Ordinary Shares represented by New ADSs, to be offered to Existing Shareholders located in the United States and all holders of Existing ADSs, wherever located, has been filed with the US Securities and Exchange Commission (the "SEC"). As at the date of this Prospectus, such registration statement has not yet been declared effective.

NOTICE TO HOLDERS IN THE EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), an offer to the public of any Ordinary Shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the Share Exchange Offer in the United Kingdom, Greece or Austria contemplated in this Prospectus (from the time the Prospectus has been approved by the UK Listing Authority, in its capacity as the competent authority in the United Kingdom, and published in accordance with the Prospectus Directive as implemented in the United Kingdom and in the case of Greece and Austria, passported), except that an offer to the public in that Relevant Member State of the Ordinary Shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

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to legal entities which are qualified investors as defined in the Prospectus Directive;

•
to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

•
in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Ordinary Shares shall result in a requirement for the Company to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of the provisions above, the expression an "offer to the public" in relation to any Ordinary Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the Share Exchange Offer and the Ordinary Shares to be offered so as to enable an investor to decide to accept the Share Exchange Offer, as the same may be varied in that

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Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

NOTICE TO INVESTORS IN FRANCE

This Prospectus and any other offering material relating to the Ordinary Shares has not been prepared in the context of a public offering in France within the meaning of Article L. 411-1 of the French Code monétaire et financier and Title I of Book II of the Règlement général of the Autorité des marchés financiers (the "AMF") and therefore has not been submitted for clearance to the AMF or to the competent authority of another member state of the European Economic Area and notified to the AMF.

The Ordinary Shares are not being offered or sold, directly or indirectly, to the public in France and this Prospectus and any other offering material relating to the Ordinary Shares has not been and will not be distributed or caused to be distributed to the public in France or used in connection with any offer to the public in France. Such offers, sales and distributions of the Ordinary Shares in France will be made only to: (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers); and/or (ii) qualified investors (investisseurs qualifiés), acting for their own account, in accordance with the conditions laid down by Articles L. 411-1, L. 411-2, D. 411-1, D. 411-2, D. 744-1, D. 754-1 and D. 764-1 of the French Code monétaire et financier.

Any direct or indirect dissemination into the public of any Ordinary Shares so acquired can only take place in accordance with the conditions of articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 -to L. 621-8-3 of the French Code monétaire et financier.

NOTICE TO INVESTORS IN GERMANY

No action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the Ordinary Shares, or distribution of a prospectus or any other offering material relating to the Ordinary Shares. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz—WpPG) of 22 June 2005, as amended (the "German Securities Prospectus Act"), has been or will be published within the Federal Republic of Germany, nor has this Prospectus been filed with, passported to or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within the Federal Republic of Germany. Accordingly, any offer or sale of the Ordinary Shares or any distribution of offering material within the Federal Republic of Germany may violate the provisions of the German Securities Prospectus Act.

Dated 7 March 2013

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SUMMARY

Summaries are made up of disclosure requirements known as 'Elements'. These elements are numbered in Sections A-E (A.1-E.7).

This summary contains all the Elements required to be included in a summary for this type of security and issuer. Because some Elements are not required to be addressed there may be gaps in the numbering sequence of the Elements.

Even though an Element may be required to be inserted into the summary because of the type of security and issuer, it is possible that no relevant information can be given regarding the Element. In this case, a short description of the Element is included in the summary with the mention of 'not applicable'.

Section A—Introduction and warnings
Element	Disclosure requirement	Disclosure
A.1	Warning	This summary should be read as an introduction to the Prospectus. Any decision to invest in the securities should be based on consideration of the Prospectus as a whole by the investor. Where a claim relating to the information contained in the Prospectus is brought before a court, the plaintiff investor might, under the national legislation of the member states of the European Economic Area (the "EEA"), have to bear the costs of translating the Prospectus before the legal proceedings are initiated. Civil liability attaches only to those persons who have tabled the summary including any translation thereof, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus or it does not provide, when read together with the other parts of the Prospectus, key information in order to aid investors when considering whether to invest in the securities.
A.2	Subsequent resale of securities or final placement of securities through financial intermediaries	Not applicable. No consent has been given by the Company to the use of the Prospectus for subsequent resale or final placement of securities by financial intermediaries. The Company is not engaging any financial intermediaries for any resale of securities or final placement of securities in connection with this Prospectus.

Section B—Issuer
Element	Disclosure requirement	Disclosure
B.1	Legal and commercial name	Coca-Cola HBC AG
B.2	Domicile and legal form	The Company was incorporated and registered in Switzerland on 19 September 2012 as a stock corporation (Aktiengesellschaft/société anonyme) under the laws of Switzerland with corporate registration number CH-170.3.037.199-9 and its registered office and its principal executive office is at Baarerstrasse 14, 6300 Zug, Switzerland. The Company is governed by its Articles. The principal legislation under which the Company operates and under which the Ordinary Shares are issued is the Swiss Code of Obligations.
B.3	Operations and principal activities	Upon completion of the Share Exchange Offer and at Admission, the Company is expected to own at least 90% of the total issued share capital of CCH and will become the

Section B—Issuer
Element	Disclosure requirement	Disclosure
parent undertaking of CCH, which is the current parent undertaking of the CCH Group. If the level of acceptance of the Share Exchange Offer is at least 90% of CCH's total issued share capital, the Company expects to be able to exercise the Greek Statutory Squeeze-out and therefore to become the sole shareholder in CCH and the ultimate holding company of the CCH Group.

The CCH Group is one of the largest bottlers of non-alcoholic ready-to-drink beverages in Europe, operating in 28 countries. It owns, controls and operates a network of independent bottling plants and warehousing and distribution systems. The CCH Group's business is principally engaged in producing, selling and distributing non-alcoholic ready-to-drink beverages under bottlers' agreements with TCCC. The CCH Group also produces, sells and distributes non-alcoholic ready-to-drink beverages under bottlers' agreements and franchise arrangements with third parties and under its own brand names. It also distributes beer and third party premium spirits in certain of its central and eastern European operations.

The CCH Group divides its Territories in which it operates into three reporting segments. The Territories included in each segment share similar socio-economic characteristics, consumer habits, per capita consumption levels, as well as, regulatory environments, growth opportunities, customers and distribution infrastructures. The CCH Group's three reporting segments are as follows:
(i) established countries, which are Italy, Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland and Cyprus ("Established Countries");
(ii) developing countries, which are Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia and Slovenia ("Developing Countries"); and

(iii) emerging countries, which are the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including the Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and (through an equity investment) the Former Yugoslav Republic of Macedonia ("Emerging Countries").
B.4a	Significant recent trends	Trends in Established Countries
• The Established Countries typically exhibit high levels of disposable income per capita relative to the Developing and Emerging Countries.
• Macroeconomic and trading conditions have deteriorated in some of the Established Countries in the last two years, particularly in Greece, the Republic of Ireland and more recently Italy.

Section B—Issuer
Element	Disclosure requirement	Disclosure
• The ongoing sovereign debt crisis in the EU and particularly in the eurozone has resulted in a slowdown and, in many cases, a contraction in the real gross domestic product ("GDP") of the Established Countries.
• At the same time, deteriorating consumer confidence and rising unemployment has had an adverse impact on consumer demand.
Trends in Developing Countries
• Apart from Croatia, all of the Developing Countries joined the EU on 1 May 2004.
• The Developing Countries generally have lower disposable income per capita than the Established Countries and continue to be exposed to economic volatility from time to time.
• Macroeconomic conditions had been positive in the Developing Countries in the years prior to 2008, with all countries experiencing positive real GDP growth.

• However, economic growth has slowed or reversed in the last three years as a result of the global financial and credit crisis. In 2011, GDP growth and unemployment stabilised in the Developing Countries.
• Currency fluctuations in the Developing Countries relative to the euro has been another significant factor contributing to economic volatility in recent years.
Trends in Emerging Countries
• The Emerging Countries are exposed to greater political and economic volatility and have lower per capita GDP than the Developing or Established Countries.

• Demographic characteristics are much more favourable in the Emerging Countries compared to the Established and Developing Countries, as the segment is typified by younger and faster growing populations, particularly in Nigeria.
• Consumer demand in Emerging Countries is especially price sensitive, making the affordability of the CCH Group's products even more important.
• The Emerging Countries were the first to be affected by the global financial and credit crisis of 2008.

• Since then the CCH Group has not experienced concrete and sustained evidence of recovery. Even though GDP appears to have stabilised in the Emerging Countries and in some cases returned to growth in 2011, unemployment remained at high levels and currencies were very volatile, particularly in the second half of 2011.
• The Emerging Countries are traditionally exposed to world commodity prices and in this sense, have recently experienced a large adverse impact from higher PET resin and world sugar prices.

Section B—Issuer
Element	Disclosure requirement	Disclosure
Anticipated trends

• The CCH Group has experienced a sustained period of input cost pressures, mainly attributable to EU sugar prices, but has recently observed an easing in input costs, primarily driven by lower PET prices, and expects that in the current fiscal year its revenue growth strategy will fully recover the increase in total input costs in absolute terms. The CCH Group also continues to expect a significant negative impact from currency movements.

• The CCH Group has not yet seen signs of sustainable improvement in consumer confidence or a resolution of the sovereign debt crisis. The CCH Group therefore expects economic volatility to be more pronounced primarily in the Established Countries, as well as the Developing Countries.
• In the Emerging Countries, Russia is expected to be a key driver and as at the date of this Prospectus, the CCH Group expects a gradual improvement in economic conditions.

• There is potential risk of further taxes on soft drinks, as governments in the regions where the CCH Group operates are constantly seeking for additional sources of revenue in order to finance their budget deficits.
B.5	Group description	The CCH Group's business is principally engaged in producing, selling and distributing non-alcoholic ready-to-drink beverages under bottlers' agreements with TCCC. In addition, the CCH Group bottles and distributes beer in Bulgaria and the Former Yugoslav Republic of Macedonia and distributes a selected number of premium spirit brands in certain central and eastern European operations. The CCH Group is one of the largest bottlers of non-alcoholic ready-to-drink beverages in Europe, operating in 28 countries with a total population of approximately 581 million people (including the CCH Group's equity investments in Brewinvest S.A., a business engaged in the bottling and distribution of beer in Bulgaria and BrewTech B.V., a business engaged in the bottling and distribution of beer and non-alcoholic ready-to-drink beverages in the Former Yugoslav Republic of Macedonia). In the year ended 31 December 2012, the CCH Group sold approximately 2.1 billion case units, generating net sales revenue of €7.0 billion. In the year ended 31 December 2011, the CCH Group sold approximately 2.1 billion unit cases, generating net sales revenue of €6.8 billion.

The CCH Group's products include sparkling non-alcoholic ready-to-drink beverages, excluding sparkling water ("Sparkling" beverages), non-sparkling non-alcoholic ready-to-drink beverages, excluding water ("Still" beverages) and various water beverages ("Water" beverages). In the year ended 31 December 2012, the Sparkling beverages category accounted for 69% and the

Section B—Issuer
Element	Disclosure requirement	Disclosure
combined Still and Water beverages category accounted for 31% of the CCH Group's sales volume, as compared, respectively, to 68% and 32% in the year ended 31 December 2011. The CCH Group offers its products in a range of flavours and package combinations which vary from country to country.

The CCH Group is one of TCCC's key bottlers. TCCC considers the CCH Group to be a strategic partner, based on factors such as size, geographic diversification and financial and management resources, and in which TCCC has a significant equity interest. In their day-to-day business relationship, TCCC and the CCH Group work closely together to maximise the success of TCCC's brand-related business. Whereas TCCC's focus is on general consumer marketing and brand promotion of TCCC's products (involving, for example, building TCCC brand equity, analysing consumer preferences and formulating general strategies and media advertising plans), the CCH Group has primary responsibility for, and controls, the customer relationships and route to market in each of its relevant Territories and develops and implements its own sales and marketing strategy in each of its relevant Territories.

The CCH Group has entered into bottlers' agreements with TCCC for each of the Territories under which the CCH Group has the right to exclusively produce and, subject to certain limitations, sell and distribute products of TCCC in each of those Territories. Sales of products of TCCC (including trademarked beverages of joint ventures to which TCCC is a party) represented approximately 96% of the CCH Group's total sales volume in the year ended 31 December 2012, with sales of products under the Coca-Cola brand, the world's most recognised brand, representing approximately 41% of the CCH Group's total sales volume in that period. In addition to the Coca-Cola brand, the CCH Group's other core brands include Fanta, Sprite, Coca-Cola light (which the CCH Group sells in some of its Territories, under the Diet Coke trademark) and Coca-Cola Zero. The CCH Group's core brands together accounted for approximately 63% of its total sales volume in the year ended 31 December 2012. The CCH Group also produces, sells and distributes a broad range of brands of other Sparkling, Still and Water beverage products which vary from country to country.

The bottlers' agreements also require the CCH Group to purchase from TCCC and its authorised suppliers all of its requirements of concentrate for beverages of TCCC. Under the bottlers' agreements TCCC sells concentrate to the CCH Group at prices that TCCC is entitled to determine in its sole discretion, including the conditions of shipment and payment, as well as the currency of the transaction. In practice, TCCC normally sets concentrate prices only after discussions with the CCH Group so as to reflect trading conditions in the relevant country and so as to ensure that such prices are in line with the CCH Group's and TCCC's

Section B—Issuer
Element	Disclosure requirement	Disclosure
respective sales and marketing objectives for particular TCCC brand-related products and particular Territories. TCCC generally uses an incidence-based model in relation to the CCH Group to determine the price at which it sells concentrate to the CCH Group, which generally tracks a percentage of the CCH Group's net sales revenue agreed from time to time. The CCH Group's total purchases of concentrate from TCCC amounted to €123.2 million, €1,255.0 million, €1,244.8 million and €1,290.2 million in the period ended 25 January 2013 and in the years ended 31 December 2012, 2011 and 2010, respectively. In addition to concentrate, the CCH Group purchased finished goods and other materials from TCCC in amounts of €2.0 million, €50.4 million, €56.0 million and €78.0 million in the period ended 25 January 2013 and in the years ended 31 December 2012, 2011 and 2010, respectively.
B.6	Notification interests; different voting rights; controlling interests	The Company was incorporated by Kar-Tess Holding, a significant shareholder in CCH, in order to facilitate the Share Exchange Offer. As at the date of this Prospectus, the Company has no operations and no material assets or liabilities other than in connection with the Share Exchange Offer. With effect on and from Admission, as a result of the Share Exchange Offer, the Company will not be wholly-owned, directly or indirectly, by any person. However, with effect on and from Admission, as a result of the Share Exchange Offer, the Company is expected to have two significant shareholders: Kar-Tess Holding and TCCC, who own approximately 23.3% and 23.2% of CCH's total issued share capital, respectively. The Company has received confirmation from TCCC that it supports the Share Exchange Offer and intends to tender in the Share Exchange Offer and Kar-Tess Holding has stated that it will tender all of its Existing Securities in the Share Exchange Offer. As at the date of this Prospectus, CCH is not wholly-owned, directly or indirectly, by any person but has two significant shareholders as aforesaid.
Ordinary Shareholders will not have different voting rights in general meetings of the Company.

With effect on and from settlement of the Share Exchange Offer, the existing shareholders' agreement entered into between the TCCC Entities and Kar-Tess Holding in relation to CCH (the "CCH Shareholders' Agreement") will terminate and will not be renewed in relation to the Company. Further, TCCC, the TCCC Entities and Kar-Tess Holding have informed the Company that they do not consider that they are acting in concert and that no agreement or understanding (formal or informal) exists between TCCC or any of the TCCC Entities on the one hand, and Kar-Tess Holding, on the other hand, in relation to the future governance or control of the Company.
Accordingly, with effect on and from settlement of the Share Exchange Offer, and in contrast to the position in relation to CCH, there will be no formal or informal

Section B—Issuer
Element	Disclosure requirement	Disclosure
agreement or understanding between the TCCC Entities and Kar-Tess Holding to exercise the votes attaching to their Ordinary Shares of the Company in relation to any matter in a pre-arranged manner and there will be no obligation on the TCCC Entities and Kar-Tess Holding to consult with each other on how they propose to vote in relation to any matter considered by the Board or the shareholders of the Company.

With effect on and from settlement of the Share Exchange Offer, the existing relationship agreement entered into between the TCCC Entities, the Kar-Tess Group (of which Kar-Tess Holding is the only member holding shares in CCH) and CCH (the "CCH Relationship Agreement") will also terminate and CCH has agreed to the termination of the CCH Relationship Agreement. The CCH Relationship Agreement will not be renewed in relation to the Company.

Other than the 1,000,000 fully paid-up ordinary shares of CHF 0.10 (the "Initial Shares") issued to Kar-Tess Holding as the initial subscriber on incorporation of the Company, as at 31 December 2012, the Company was aware of the following persons who as at such date directly or indirectly had an interest in 5% or more of CCH's total issued share capital and are expected, following Admission, to directly or indirectly have an interest in 5% or more of the Company's total issued share capital.

	As at 31 December 2012		Immediately following Admission
Name	No. of Existing Shares (including those represented by Existing ADSs) in CCH	Percentage of total issued share capital(1)	No. of Ordinary Shares in the Company	Percentage of total issued share capital(2)(3)	Percentage of total issued share capital(3)(4)
The Kar-Tess Group(5)
Kar-Tess Holding(6)	85,355,019	23.3	85,375,019	23.3	25.9
TCCC
Coca-Cola Overseas Parent Limited(7)	45,002,970	12.3	45,002,970	12.3	13.6
Atlantic Industries(7)	28,774,369	7.8	28,774,369	7.8	8.7
Refreshment Product Services, Inc(7).	10,833,612	3.0	10,833,612	3.0	3.3
Other shareholders related to TCCC(7)	501,127	0.1	501,127	0.1	0.2
Total shareholdings related to TCCC	85,112,078	23.2	85,112,078	23.2	25.8

(1)
Calculated including 3,430,135 Existing Shares held in treasury as at 31 December 2012.

(2)
Assuming the Company acquires the entire issued share capital of CCH in exchange for Ordinary Shares pursuant to the Share Exchange Offer.

(3)
Calculated including the Initial Shares held by Kar-Tess Holding as incorporator of the Company (assuming the final par value of the Ordinary Shares as determined immediately prior to settlement of the Share Exchange Offer corresponds to CHF 5, amounting to 20,000 Ordinary Shares).

(4)
Assuming the Company acquires 90% of the total issued share capital of CCH in exchange for Ordinary Shares pursuant to the Share Exchange Offer.

Section B—Issuer
Element	Disclosure requirement	Disclosure
(5)
On 23 September 2008, Kar-Tess Holding informed CCH that on 19 September 2008 it acquired 22,303,875 of CCH's share capital from its parent, Boval S.A., in an intra-group transaction. On 6 December 2010, Kar-Tess Holding transferred 22,453,254 of CCH's shares and voting rights by transferring nine of its 100% owned subsidiaries to entities and individuals who were either ultimate beneficial owners of Kar-Tess Holding or have been nominated by them. None of these entities and individuals owns individually more than 2% of CCH's outstanding shares and voting rights.

(6)
Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, holds 100% of the share capital of Torval Investment Corp., whose 100% owned subsidiary Lavonos Limited holds 100% of the share capital of Boval Limited as nominee for Torval Investment Corp., where Boval Limited controls its 100% owned subsidiary Boval S.A., which controls Kar-Tess Holding, which holds 85,355,019 Existing Shares (including those represented by Existing ADSs) in CCH.

(7)
These shares are all beneficially owned by CCHBC Grouping, Inc., a Delaware company and an indirect, wholly-owned subsidiary of TCCC, which is also a party to the CCH Shareholders' Agreement.

In relation to the holdings of directors, as at the date of this Prospectus, none of the members of CCH's board of directors beneficially owns more than 1% of CCH's total issued share capital and following Admission, none of the members of the Company's Board are expected to beneficially own more than 1% of the Company's total issued share capital, in each case, except through affiliation with Kar-Tess Holding or TCCC.
B.7	Key financial information	Selected historical financial information relating to the CCH Group which summarises the financial condition of the CCH Group for the three financial years ended 31 December 2012 is set out in the following table:

	Year ended 31 December
	2012	2011(1)	2010(2)
	(amounts in millions of euro, except for sales volume data in millions of unit cases, per share data in euro, number of ordinary shares outstanding and ratio of earnings to fixed charges)
Statement of operations data:
Net sales revenue	7,044.7	6,824.3	6,761.6
Cost of goods sold	(4,522.2)	(4,254.7)	(4,042.7)
Gross profit	2,522.5	2,569.6	2,718.9
Operating expenses	(2,078.1)	(2,048.2)	(2,048.4)
Restructuring costs	(106.7)	(71.1)	(36.5)
Operating profit	337.7	450.3	634.0
Profit after tax attributable to owners of the parent	190.4	264.4	421.0
Cash flow data:
Net cash provided by operating activities	753.6	828.3	970.4
Net cash used in investing activities	(403.7)	(371.8)	(356.7)
Net cash (used in) provided by financing activities	(358.5)	(309.8)	(512.8)
Balance sheet data:
Intangible assets	1,944.6	1,935.4	1,954.6
Share capital	370.2	549.8	183.1
Total assets	7,250.1	7,243.5	7,185.0
Net assets	3,006.5	2,920.2	3,031.1
Long-term borrowings, less current portion	1,604.7	1,939.8	1,662.8

Section B—Issuer
Element	Disclosure requirement	Disclosure

	Year ended 31 December
	2012	2011(1)	2010(2)
	(amounts in millions of euro, except for sales volume data in millions of unit cases, per share data in euro, number of ordinary shares outstanding and ratio of earnings to fixed charges)
Share and per share data:
Average ordinary shares outstanding(2)	363,867,871	363,010,078	363,320,142
Cumulative shares repurchased	3,430,135	3,430,135	3,430,135
Profit after tax attributable to owners of the parent per ordinary share: basic(2)	0.52	0.73	1.16
Profit after tax attributable to owners of the parent per ordinary share: diluted(2)	0.52	0.73	1.16
Cash dividends declared per ordinary share(3)	—	—	—
Capital return per ordinary share(4)	0.34	0.50	—
Other operating data:
Unit cases volume	2,084.7	2,087.4	2,105.0
Adjusted EBITDA	757.6	852.2	1,029.0
Ratio of earnings to fixed charges	2.9	3.7	5.8
Reconciliation of profit after tax attributable to owners of the parent to Adjusted EBITDA:
Profit after tax attributable to owners of the parent	190.4	264.4	421.0
Non-controlling interests	3.0	1.3	9.7
Tax	65.2	98.8	137.8
Share of results of equity method investments	(11.6)	(9.4)	(10.4)
Finance income	(10.4)	(8.7)	(6.9)
Finance costs(5)	101.1	103.9	82.8

Operating profit	337.7	450.3	634.0
Plus:
Depreciation and impairment of property, plant and equipment	408.3	389.3	381.2
Amortisation of intangible assets	3.0	3.2	7.1
Stock option compensation	6.3	8.1	6.7
Other non-cash items	2.3	1.3	—

Adjusted EBITDA	757.6	852.2	1,029.0

(1)
Comparative figures have been adjusted where necessary to reflect changes in accounting policies as detailed in the paragraph headed "Basis of preparation" in Note 1 to the audited consolidated financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group".

(2)
On 30 April 2009, CCH resolved to buy back a maximum of 5% of its paid-in share capital during the period that is 24 months from the date of the extraordinary general meeting of 27 April 2009, which approved a share buy-back programme pursuant to Article 16 of Codified Law 2190/1920 (until 26 April 2011). Based on CCH's capitalisation at that time, the maximum amount that might have been bought back pursuant to the programme is 18,270,104 shares. Purchases under the programme were subject to a minimum purchase price of €1 per share and a maximum purchase price of €20 per share. Applicable law does not specify the extent of implementation of such approved share buy-back programmes. The buy-back programme expired on 26 April 2011. During the period from 30 April 2009 to 26 April 2011, CCH purchased 3,430,135 ordinary shares pursuant to the share buy-back programme, with an aggregate value of €55.5 million.

(3)
Under Greek corporate legislation, companies are required to declare dividends annually of at least 35% of unconsolidated adjusted after-tax IFRS profits. The proposed dividends for the years ended 31 December 2007 to 31 December 2009 were declared and paid in the subsequent year. For the years ended 31 December 2012, 2011 and 2010, CCH was not required to pay a statutory minimum 2012, 2011 and 2010 annual dividend since CCH reported a net loss in its unconsolidated financial statements during each period.

Section B—Issuer
Element	Disclosure requirement	Disclosure
(4)
On 6 May 2011, CCH's shareholders at the annual general meeting of shareholders resolved to reorganise its share capital. CCH's share capital increased by an amount equal to €549.7 million. The increase was performed by capitalising share premium reserves and increasing the nominal value of each share from €0.5 to €2. CCH's share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2 to €1.5, and distributing such €0.5 per share difference to the shareholders in cash.

On 25 June 2012, the annual general meeting of CCH's shareholders resolved to decrease CCH's share capital by an amount equal to €124.6 million by decreasing the nominal value of each share from €1.50 to €1.16 per share, and distributing such €0.34 per share difference to shareholders in cash. On the same date, it was resolved to decrease CCH's share capital by an amount equal to €55.0 million by decreasing the nominal value of each share by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses reflected in the unconsolidated financial statements of the parent company, in an equal amount.

(5)
Finance costs for the years ended 31 December 2012 and 2011 include losses on net monetary position amounting to €3.1 million and €7.8 million, respectively, arising from the CCH Group's Belarusian operation. Since the fourth quarter of 2011, Belarus has been considered a hyperinflationary economy for accounting purposes.

On 11 October 2012, the Company entered into three finance facilities: a €550,000,000 syndicated term loan facility (the "Statutory Squeeze-out Facility"), a €500,000,000 syndicated term loan refinancing facility (the "Bond Refinancing Facility") and a €500,000,000 syndicated revolving credit facility (the "Revolving Credit Facility"). The Revolving Credit Facility was subsequently cancelled on 29 October 2012 at the Company's request and the terms of the Statutory Squeeze-out Facility and the Bond Refinancing Facility were amended on 20 February 2013.

As at the date of this Prospectus, €25 million has been drawn down under the Statutory Squeeze-out Facility to fund certain expenses of the Share Exchange Offer and no amounts have been drawn down under the Bond Refinancing Facility.
On 28 December 2012, the Company received an equity contribution from Kar-Tess Holding of €1.5 million.
Other than as set out above, there has been no significant change in the financial or trading position of the Company since 19 September 2012, being the date of its incorporation.

There has been no significant change in the financial or trading position of the CCH Group since 31 December 2012, being the date to which the historical financial information of the CCH Group has been prepared.
B.8	Key pro forma financial information	No selected key pro forma financial information has been included in this Prospectus. However, following completion of the Share Exchange Offer the Company expects to own at least 90% of the CCH Group. The consolidated financial statements of the new CCH Group will be presented using the values from the consolidated financial statements of the current CCH Group and will be prepared in accordance with IFRS, as issued by the IASB. The reporting currency will continue to be the euro.

Section B—Issuer
Element	Disclosure requirement	Disclosure

If the Share Exchange Offer had taken place at the date of the CCH Group's latest balance sheet, being 31 December 2012, the total assets and liabilities of the CCH Group would have been combined with those of the Company.

Net assets of the new CCH Group would have been reduced by a cash amount equal to the costs and expenses of the Share Exchange Offer. Any cash consideration paid to Existing Securityholders funded by the Statutory Squeeze-out Facility would have had the effect of increasing the CCH Group's indebtedness and reducing net assets by the amount of such consideration.
B.9	Profit forecast	Not applicable. No profit forecast or estimate is made.
B.10	Description of the nature of any qualifications in the audit report on the historical financial information	Not applicable. The audit report on the historical financial information of the CCH Group contained within this Prospectus has not been qualified.
B.11	Working capital	Not applicable. In the opinion of the Company, the working capital available to the New CCH Group is sufficient for its present requirements, that is, for the next 12 months following the date of this Prospectus.

Section —Securities
Element	Disclosure requirement	Disclosure
C.1	Type and class of securities	The securities offered under the Share Exchange Offer and to be admitted to trading on the London Stock Exchange's main market for listed securities are ordinary shares in registered form with an initial par value of CHF 0.10 each in the share capital of the Company and a final par value to be determined immediately prior to settlement of the Share Exchange Offer. The Ordinary Shares will trade under the symbol "CCH". The ISIN of the Ordinary Shares is CH019 825 1305 and the SEDOL is B9895B7. Application for the listing of New ADSs will also be made to the NYSE and, if approved, such New ADSs will trade under the symbol "CCH". The Company has applied for a secondary listing of the Ordinary Shares on the Athens Exchange, subject to the receipt of necessary approvals. If such Athens Exchange listing is approved, the Ordinary Shares will trade under the symbol "EEEK".
C.2	Currency of the securities issue	Swiss Francs.
C.3	Number and par value of securities to be issued	The Company will issue up to a maximum of 366,553,507 Ordinary Shares in aggregate under the Share Exchange Offer. There is a minimum acceptance condition of 90% of the total issued share capital of CCH. If the Company has received valid acceptances from Existing Securityholders representing only 90% of CCH's total issued share capital, the Company will issue a minimum of 329,898,157 Ordinary Shares in aggregate under the Share Exchange Offer.

Section —Securities
Element	Disclosure requirement	Disclosure
As at the date of this Prospectus, the Ordinary Shares have a par value of CHF 0.10. The final par value will be determined immediately prior to settlement of the Share Exchange Offer and will not exceed 30% of the issue price of the Ordinary Shares pursuant to the Share Exchange Offer.
C.4	Description of the rights attaching to the securities	The Ordinary Shares rank equally in all respects including in relation to voting rights and the right to receive dividends or other distributions declared, paid or made.
Each registered holder of Ordinary Shares is entitled to:
• vote in person or by proxy at every general meeting of the Ordinary Shareholders of the Company, subject to compliance with registration and the notification requirements for beneficial ownership;
• receive dividends if, as and when declared on the Ordinary Shares of the Company; and
• participate in any distribution of the remaining property and assets of the Company upon the dissolution and liquidation of the Company.
Although currently only the Ordinary Shares are in issuance, the Company may by amendment of the Articles and in accordance with Swiss law:
• create special rights or restrictions attaching to the shares of any class or series, whether or not any or all of those shares have been issued; and
• vary or delete any special rights or restrictions attached to the shares of any class or series, whether or not any or all of those shares have been issued.

Securities issued by non-UK companies, such as the Company, cannot be held or transferred electronically in the CREST system. The Company will, prior to Admission, establish arrangements for the issue of CREST Depositary Interests ("CDIs") to enable investors to settle the Ordinary Shares under the CREST system.
C.5	Restrictions on the free transferability of the securities	Not applicable.
C.6	Admission	Application will be made to the UK Listing Authority for the Ordinary Shares to be admitted to the premium listing segment of the Official List and to the London Stock Exchange for the Ordinary Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. It is expected that such admissions will become effective, and that dealings in the Ordinary Shares will commence, at 8.00 a.m. on or around 29 April 2013. CCH intends to cancel the listing of its Existing Shares on the standard listing segment of the Official List, in accordance with the Listing Rules and the Admission and Disclosure Standards and will submit an unconditional cancellation request to the FSA and the London Stock Exchange.

Section —Securities
Element	Disclosure requirement	Disclosure
CCH will seek to delist the Existing Shares from the standard listing segment of the Official List upon Admission, irrespective of the number of Existing Securities acquired by the Company in the Share Exchange Offer.

The Company intends to request that the FSA provides a certificate of approval and a copy of this Prospectus to the relevant competent authorities in Greece, in connection with the admission to trading of the Company's Ordinary Shares on the Athens Exchange and the offering of Ordinary Shares to the public in connection with the Share Exchange Offer and in Austria, in connection with the offering of Ordinary Shares to the public in connection with the Share Exchange Offer.

The Company has applied for a secondary listing of the Ordinary Shares on the Athens Exchange, subject to the receipt of necessary approvals. The Company will also make an application for listing of the New ADSs on the NYSE.
C.7	Dividends and Dividend policy	The Company intends to adopt a dividend and other cash distribution policy which will take into account, and depend upon, the profitability of the business and underlying growth in earnings of the CCH Group, as well as its ongoing capital requirements and cash flows, the availability of funds and other relevant factors.

Since its incorporation, the Company has not declared or paid any dividends or other cash distributions. If the Share Exchange Offer is completed, the Company does not expect that any dividends will be paid to shareholders of CCH or the Company until after completion of the Greek Statutory Squeeze-out. Shortly thereafter, the Company intends to hold an extraordinary general meeting of its Ordinary Shareholders in order to declare a dividend. While such dividend will relate to the CCH Group's financial year ended 31 December 2012, it will be technically paid out of the Company's capital contribution reserves arising from the settlement of the Share Exchange Offer, as reflected in the audited unconsolidated interim financial statements of the Company prepared for the purpose of the extraordinary general meeting of Ordinary Shareholders in 2013.

Dividends or other cash distributions are generally expected to be paid in euro, although CDI Holders are expected to be able to elect through the CREST system to receive their dividend payments or other cash distributions in pounds sterling and for holders of New ADSs, dividend payments or other cash distributions will be converted into US dollars in accordance with the terms of the ADR Depositary Agreement.

Section D—Risks
Element	Disclosure requirement	Disclosure
D.1	Key information on the risks specific to the issuer or its industry	The principal risk factors relating to the Company are: Risks relating to the CCH Group's relationship with TCCC and Kar-Tess Holding
• If TCCC exercises its right to terminate the bottlers' agreements with the CCH Group upon the occurrence of certain events, or is unwilling to renew these agreements upon expiry in 2023, the CCH Group's net sales revenue may decline dramatically. In addition, if TCCC is unwilling to renew the bottlers' agreements with the CCH Group on terms at least as favourable to the CCH Group as the current terms, the CCH Group's net sales revenue could also be adversely affected.
• TCCC could exercise its rights under the bottlers' agreements with the CCH Group to determine concentrate prices and to approve only certain of the CCH Group's suppliers, in a manner that would make it difficult for the CCH Group to achieve its financial goals.
• If the Company does not acquire all of the Existing Shares in exchange for Ordinary Shares in the Share Exchange Offer, and subsequently acquires Existing Shares in any Greek Statutory Squeeze-out and/or Greek Statutory Sell-out in whole or in part for cash consideration, the aggregate percentage of the Ordinary Shares beneficially owned by TCCC and Kar-Tess Holding will be even greater than the percentage of CCH's outstanding share capital that Kar-Tess Holding and TCCC respectively hold prior to the Share Exchange Offer. Accordingly, the influence of Kar-Tess Holding and the TCCC Entities in relation to corporate actions to be approved by shareholders of the Company may increase and their respective interests may differ from each other and from those of other Ordinary Shareholders. In addition, save for the appointment of Mrs. Susan Kilsby, with effect upon or immediately following settlement of the Share Exchange Offer, the composition of the Company's Board of Directors will be consistent with CCH's board of directors. For so long as the directors originally appointed by Kar-Tess Holding and the TCCC Entities to CCH's board of directors pursuant to the CCH Shareholders' Agreement remain on the Board of Directors of the Company, each of Kar-Tess Holding and the TCCC Entities are expected to be able to exercise influence over the conduct of the CCH Group's business through their respective representation on the Board of Directors.
Risks relating to the non-alcoholic ready-to-drink beverages industry

• The CCH Group's revenues and profitability are substantially dependent upon sales of its core Sparkling beverages business. Weaker consumer demand for Sparkling beverages could harm the CCH Group's revenues and profitability.

Section D—Risks
Element	Disclosure requirement	Disclosure
Risks relating to Emerging and Developing Countries

• A substantial proportion of the CCH Group's operations is carried out in the Emerging and Developing Countries. Operations in these markets are subject to various risks, including potential political and economic uncertainty, application of exchange controls, reliance on foreign investment, nationalisation or expropriation, crime and lack of law enforcement, political insurrection, external interference, currency fluctuations, changes in government policy and risk of loss due to fraud and criminal activity, which could affect the CCH Group's results by causing interruptions to operations, by increasing the cost of operating in those countries or by limiting the ability to repatriate profits from those countries.
Risks relating to competition

• The CCH Group's business is subject to the competition laws of the countries in which it operates and, with respect to the CCH Group's activities affecting the EU, is also subject to EU competition law. Any change in the competition laws to which the CCH Group activities are subject or any enforcement action taken by competition authorities could adversely affect the CCH Group's operating results.

• The increasing concentration of retailers and independent wholesalers, on which the CCH Group depends to distribute its products in certain countries, could result in increasing bargaining power of such retailers and independent wholesalers, which they could use in a way that could lower the CCH Group's profitability and harm its ability to compete.
Risks relating to prevailing economic conditions

• The Greek government debt crisis and the associated impact on the economic and fiscal prospects of Greece and the other EU countries in which the CCH Group operates have negatively affected the disposable income and spending of consumers and have resulted in increased taxation on the CCH Group's business. The Company has secured the funding required to refinance debt becoming due within the 18-month period immediately following the date of this Prospectus and the negative trends in the Greek economy would not impact the availability of existing facilities, which include the Statutory Squeeze-out Facility and the Bond Refinancing Facility. However, such negative trends could have severe adverse consequences for the CCH Group, including a negative impact on the Company's cost of funds, its ability to raise additional funds (should the Company so wish to undertake), its credit rating and the ability of CCH as the Company's direct subsidiary to distribute funds to the Company.

Section D—Risks
Element	Disclosure requirement	Disclosure
• The global financial and credit crisis and the eurozone sovereign debt crisis may affect the CCH Group's financial results and ability to obtain credit in the future. The CCH Group has in place sufficient committed, unused credit facilities to meet its funding requirements for the foreseeable future and the financial crisis would not impact on the availability of existing facilities. However, the continuing volatility of the capital and credit markets may result in the CCH Group facing increased interest rates in the longer term and incurring other costs associated with any future debt financings (should the Company so wish to undertake). If the global financial crisis results in decreases in yield on, or a fall in the value of, investments held by CCH Group's funded pension plans, the CCH Group may have to increase its funding levels of such pension plans from its current funding requirements, which could adversely affect the CCH Group's results of operations and financial condition.

• Increased taxation on the CCH Group's business may reduce the CCH Group's profitability. The CCH Group is subject to multiple taxes across each of the jurisdictions in which it operates. The severe fiscal crises currently impacting many of the CCH Group's countries have resulted in increased taxation on the CCH Group's business.
Risks relating to the CCH Group's business

• The CCH Group relies on the reputation of the branded products it produces and distributes (referred to as the "CCH Group's brands"). An event that materially damages the reputation of the CCH Group's brands could have an adverse effect on the value of these brands and subsequent revenues from those brands or businesses.

• Demand for the CCH Group's products is affected by weather conditions and tourist activity in the Territories in which the CCH Group operates. Adverse weather conditions and reduced tourist activity could adversely affect demand for the CCH Group's products, reduce sales volumes and in turn adversely affect the result of operations.

• Price increases in, and shortages of, raw materials that the CCH Group uses to manufacture its products (in particular, water and sugar) and packaging materials may affect the price and availability of ingredients that the CCH Group uses to manufacture its products and packaging and could materially and adversely affect the CCH Group's results of operations.

• Fluctuations in exchange rates between the euro and other currencies in which the CCH Group receives a portion of its income may adversely affect the results of the CCH Group's operations and financial condition.

Section D—Risks
Element	Disclosure requirement	Disclosure
• The CCH Group is exposed to the impact of exchange controls in Nigeria, Ukraine, Belarus and Moldova, which may adversely affect its profitability or its ability to repatriate profits. Exchange controls may also have a negative impact on the capital markets of such countries and the ability of companies in those Territories to make dividends, distributions or loans to the Company.

• The CCH Group's operations are subject to extensive regulation, including resource recovery, environmental and health and safety standards, and are subject to multiple taxes across the jurisdictions in which it operates. More restrictive regulations or higher taxes could lead to increasing prices, which in turn may adversely affect the sale and consumption of the CCH Group's products and reduce its revenues and profitability.
D.3	Key information on the risks specific to the securities	The principal risk factors relating to the Ordinary Shares are:

•

Although the Company has applied for admission to the premium listing segment of the Official List, there can be no guarantee that the Company will be able to maintain a premium listing if changes to the Listing Rules proposed in the FSA's consultation paper CP12/25 come into effect and the UK Listing Authority determines at that time, or in the future, that such changes apply in respect of the Company and its two major shareholders, unless the Company and/or its two major shareholders comply with such requirements.

• Sales of substantial amounts of the Ordinary Shares by Kar-Tess Holding or the TCCC Entities, or the perception that such sales could occur, could adversely affect the market value of the Company's Ordinary Shares.

• If the Company is unable to make a distribution through a reduction in par value or out of Qualifying Reserves, the Company may not be able to make distributions without subjecting the Ordinary Shareholders to Swiss Withholding Tax.
• There is no guarantee that the Ordinary Shares will be included in the FTSE UK Index Series and failure to achieve such inclusion may reduce demand for the shares.

• Although the Company has received confirmations from TCCC and certain other Existing Shareholders that they support the Share Exchange Offer and intend to tender Existing Shares in the Share Exchange Offer, and Kar-Tess Holding has stated it will tender in the Share Exchange Offer all of its Existing Shares, representing approximately 23.3% of CCH's total issued share capital, on the same terms and conditions

Section D—Risks
Element	Disclosure requirement	Disclosure
as the other Existing Shareholders, there can be no assurance that Existing Securityholders will accept the Share Exchange Offer. In addition, although the Company expects to acquire at least 90% of the total issued share capital of CCH as a result of the Share Exchange Offer, CCH may not be wholly-owned by the Company as at settlement of the Share Exchange Offer, leaving minority shareholders in CCH who will be entitled to their pro rata share of any dividends made or declared by CCH until such time as the Greek Statutory Squeeze-out and/or Greek Statutory Sell-out are completed.

• Any indebtedness incurred by the Company in order to pay cash consideration to Existing Securityholders making such election in any Greek Statutory Squeeze-out or Greek Statutory Sell-out will increase the Company's leverage and the trading price of the Ordinary Shares and the New ADSs may decrease if the refinancing of the Statutory Squeeze-out Facility or the Bond Refinancing Facility in the future is effected by way of equity issuance.

• CDI holders will not be able to directly exercise any voting or other rights attaching to the Ordinary Shares underlying their CDIs. Instead, CDI Holders must rely on the CDI Depositary, or its custodian CREST International Nominees Limited, to exercise rights attaching to the underlying Ordinary Shares for the benefit of the CDI Holders. Although, the Company and Euroclear UK & Ireland will establish omnibus proxy arrangements, whereby CDI Holders and beneficial owners of CDIs will, subject to certain conditions, give CDI Holders the right to vote directly in respect of such CDI Holder's or beneficial owner's underlying Ordinary Shares, there can be no assurance that all such rights and entitlements will be duly and timely passed on or exercised.

Section E—Offer
Element	Disclosure requirement	Disclosure
E.1	Net proceeds and costs of the offer	The Company is not offering any Ordinary Shares for cash and therefore the Company is not receiving any proceeds from the Share Exchange Offer.

The estimated fees and expenses payable by the Company in connection with Admission, the listing of the Ordinary Shares on the Athens Exchange, the listing of the New ADSs on the NYSE, and the Share Exchange Offer, including FSA and London Stock Exchange fees and professional fees and expenses amount to approximately €42 million (exclusive of recoverable VAT).

Section E—Offer
Element	Disclosure requirement	Disclosure
E.2A	Reason for offer, use of proceeds and net amount of proceeds	On 10 October 2012, pursuant to Greek law, the Company informed the HCMC and the board of directors of CCH of the initiation of the Share Exchange Offer and submitted to them a draft of the Information Circular (the "Initiation Date"). The Company has applied to the FSA for all the Ordinary Shares to be admitted to the premium listing segment of the Official List and to the London Stock Exchange for such Ordinary Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. As a result of the Share Exchange Offer, it is intended that the Company will become the new holding company of the CCH Group.
The principal objectives of the Share Exchange Offer and Admission are:
• to better reflect the international nature of the CCH Group's business and shareholder base;
• to enhance the liquidity for holders of the Ordinary Shares;
• to facilitate the potential inclusion of the Ordinary Shares in the FTSE UK Index Series; and
• to improve the CCH Group's access to both the international equity and debt capital markets and increase its flexibility in raising new funds to support its operations and future growth.
The objective of the Greek Statutory Squeeze-out that the Company proposes to commence following completion of the Share Exchange Offer is to acquire all of the outstanding shares in CCH held by minority shareholders at the end of the Share Exchange Offer; the Greek Statutory Sell-out is required by Greek law.
There is no use of proceeds and no net amount of proceeds as the Company is not offering Ordinary Shares for cash and therefore will not be receiving any cash proceeds.
E.3	Terms and conditions of the offer	The Share Exchange Offer comprises two offers: the Greek Offer and a separate US Offer. Pursuant to the Share Exchange Offer, the Company is offering all Existing Securityholders one Ordinary Share to be issued by the Company for one Existing Share validly tendered (or, in the case of Existing Shareholders located in the United States, one New ADS at the election of the holder) and one New ADS for one Existing ADS validly tendered by the Existing Securityholders.
The commencement of the Acceptance Period is expected on or around 19 March 2013 and is expected to expire on or around 19 April 2013.
The Share Exchange Offer has a minimum acceptance condition of 90% of the total issued share capital. The Company has received confirmations from TCCC and certain other Existing Shareholders, that they support the Share Exchange Offer and intend to tender Existing Shares in the Share Exchange Offer. Kar-Tess Holding has also stated it will tender in the Share Exchange Offer all of its

Section E—Offer
Element	Disclosure requirement	Disclosure
Existing Shares, representing approximately 23.3% of CCH's total issued share capital, on the same terms and conditions as the other Existing Shareholders. Such confirmations, together with the Existing Shares that Kar-Tess Holding has stated it will tender in the Share Exchange Offer, represent approximately 60% of CCH's total issued share capital. CCH has also informed the Company that it intends to tender the Existing Shares that it holds in treasury in the Share Exchange Offer, representing an additional 0.9% of CCH's total issued share capital.
The completion of the Share Exchange Offer is conditional upon certain conditions being satisfied or, subject to the limitations described below, waived by the Company on or prior to the end of the Acceptance Period of the Share Exchange Offer, including:
• no later than the end of the Acceptance Period, at least 329,898,157 Existing Securities corresponding to at least 90% of the total issued share capital of CCH shall have been lawfully and validly tendered and not withdrawn as at the end of the Acceptance Period. This condition shall be deemed not to have been fulfilled and the Share Exchange Offer will cease to be in effect if the Registration Statement in respect of the US Offer shall not have been declared effective by the SEC before the commencement of the Acceptance Period;
• (a) the FSA, acting as the UK Listing Authority, and the London Stock Exchange shall have acknowledged to the Company or its agent (and such acknowledgment shall not have been withdrawn) on or prior to the end of the Acceptance Period that the application for admission of the Ordinary Shares to the premium listing segment of the Official List and to trading on the London Stock Exchange's main market for listed securities has been or will be approved, provided that such approval will become effective upon (i) the submission by the Company or its agent (in practice, the financial institution acting as sponsor for the admission) to the FSA, acting as the UK Listing Authority, of a shareholder statement in customary form, evidencing satisfaction of the requirement under Listing Rule 6.1.19 that a minimum percentage of the Ordinary Shares (currently generally 25%, however, the UK Listing Authority may accept a lower percentage in certain limited circumstances) will be in "public hands" upon such admission (the "minimum free float requirement"), and confirmation of the number and par value of the Company's Ordinary Shares to be issued pursuant to the Share Exchange Offer; (ii) the issuance of the Ordinary Shares to be issued pursuant to the Share Exchange Offer; and (iii) the issuance of a dealing notice by the FSA, acting as the UK Listing Authority; and (b) the minimum free float requirement shall have been met as at the end of the Acceptance Period; and
• the NYSE shall have approved the listing of the New ADSs, subject to official notice of issuance.

Section E—Offer
Element	Disclosure requirement	Disclosure
The conditions described above are for the Company's sole benefit and may only be waived in whole or in part with the approval of the HCMC. The Company does not have any obligation to waive any conditions not satisfied on or prior to the expiration of the Share Exchange Offer and does not expect to waive the Acceptance Condition or the Admission Condition described above. If the Company does not waive, or the HCMC does not consent to the waiver of, an unsatisfied condition, the Share Exchange Offer will lapse and all tendered Existing Securities will be returned to the holders thereof.

The Share Exchange Offer may also be revoked by the Company, as contemplated by the Greek tender offer rules, following approval of the HCMC if there is an unforeseen change of circumstances which is beyond the Company's control and which renders continuation of the Share Exchange Offer particularly onerous.

The scope of this revocation right is not yet clearly defined under the Greek tender offer rules. However, the Company does not intend to assert this revocation right with respect to the Share Exchange Offer unless, prior to the end of the Acceptance Period, there is a material adverse change in circumstances that would be reasonably expected to deprive the Company, CCH or the holders of Existing Shares (including Existing Shares represented by Existing ADSs) from the material expected benefits of the Share Exchange Offer.

If, at the end of the Acceptance Period for the Share Exchange Offer, the Company has received tenders for, or otherwise holds, at least 329,898,157 Existing Shares, corresponding to at least 90% of the total issued share capital of CCH, holders of Existing Shares (including Existing Shares represented by Existing ADSs) that were not acquired in the Share Exchange Offer will be entitled to sell or exchange their Existing Shares to the Company pursuant to the Greek Statutory Sell-out at any time during the three calendar months after the publication of the results of the Share Exchange Offer, and the Company will be entitled to initiate a procedure to compulsorily acquire all Existing Shares held by any remaining minority shareholders in the Greek Statutory Squeeze-out within three calendar months of the end of the Acceptance Period of the Share Exchange Offer. In that case, the Company intends to initiate the Greek Statutory Squeeze-out as soon as practicable after the announcement of the results of the Share Exchange Offer.
The consideration payable pursuant to Greek law for each Existing Share acquired in the Greek Statutory Squeeze-out and/or the Greek Statutory Sell-out is, at the election of the holder, either one Ordinary Share, or €13.58 in cash. This alternative cash consideration of €13.58 per Existing Share is mandatorily required under, and represents the minimum cash consideration permitted by, Greek law, and is calculated as the volume weighted average market price of

Section E—Offer
Element	Disclosure requirement	Disclosure
the Existing Shares on the Athens Exchange over the six months ended 9 October 2012, the last trading day preceding the Initiation Date. The cash price is lower than €20.48, the last reported sales price of an Existing Share on the Athens Exchange on 5 March 2013, the last practicable date prior to publication of this Prospectus.
The cash consideration of €13.58 per Existing Share will be received by Existing Shareholders after the deduction of an applicable Greek transaction tax of 0.2%, which is expected to be calculated based on the closing market price per Existing Share on the Athens Exchange on the day preceding the date on which the documents required for the corresponding transfer are submitted to HELEX. Pursuant to a ruling by the Greek Ministry of Finance with respect to the Share Exchange Offer, this transaction tax should not be payable by holders of Existing Shares who elect to receive Ordinary Shares or New ADSs rather than cash consideration in the Greek Statutory Squeeze-out or Greek Statutory Sell-out. The Company expects that, in the absence of an alternative election by a remaining holder to receive Ordinary Shares in the form of CDIs held through CREST, such Existing Shareholders will receive Ordinary Shares in book-entry form held through DSS as the default consideration in the Greek Statutory Squeeze-out.

Holders of Existing Shares entitled to sell or exchange their Existing Shares in the Greek Statutory Sell-out and who wish to receive cash consideration may sell their shares in the market following the announcement of the results of theShare Exchange Offer and before the expiration of the Greek Statutory Sell-out period. During that period, the Company will maintain a standing bid on the Athens Exchange to purchase Existing Shares for the cash consideration per Existing Share in the Greek Statutory Sell-out as described above. Holders of Existing Shares who sell those shares to the Company in that manner will receive the cash consideration, reduced by the Greek transaction tax as described above, in accordance with the standard settlement cycle for trades on the Athens Exchange, which is three Greek business days.

Holders of Existing Shares entitled to exchange their Existing Shares in the Greek Statutory Sell-out and who wish to receive Ordinary Shares will be entitled to deliver through their custodians or nominees an election form to HELEX or any other agent of the Company appointed for that purpose at any time after the announcement of the results of the Share Exchange Offer and prior to the expiration of the Greek Statutory Sell-out period three calendar months following the announcement of the results of the Share Exchange Offer. The Company currently expects the Greek Statutory Sell-out period to expire on or about 23 July 2013.

Section E—Offer
Element	Disclosure requirement	Disclosure
Such holders should note, however, that they will receive such share consideration approximately eight Greek business days following the end of the three month sell-out period in accordance with implementing decisions of the HCMC. As a result, the Company expects that the settlement of Existing Shares in the Greek Statutory Sell-out will, in practice, be pre-empted by the Greek Statutory Squeeze-out, which is expected to be completed within six to eight weeks after the completion of the Share Exchange Offer. The HCMC is expected to issue detailed procedures for the Greek Statutory Sell-out prior to the completion of the Share Exchange Offer. If settlement of the Greek Statutory Sell-Out is not pre-empted by the Greek Statutory Squeeze-Out, the Company intends to apply for Admission and commencement of unconditional dealings on the London Stock Exchange of any Ordinary Shares issued as consideration in the Statutory Sell-out as soon as practicable following completion of the Statutory Sell-out.

The Greek Statutory Squeeze-out is a procedure initiated by the Company by filing a request with the HCMC within three calendar months of the end of the Acceptance Period for the Share Exchange Offer. Once the HCMC has completed its review (which has generally taken approximately two weeks in previous transactions) and approves the request, the HCMC will fix the date for cessation of trading of the Existing Shares on the Athens Exchange, which will be at least 15 Greek business days following the date of the HCMC approval. If the Share Exchange Offer is successful, the Company intends to initiate the Greek Statutory Squeeze-out as soon as practicable after the announcement of the results of the Share Exchange Offer and to request that the effective date for the Greek Statutory Squeeze-out be set at least 15 Greek business days after the date of the HCMC approval. As a result, the Company currently expects to acquire all remaining Existing Shares within six to eight weeks after completion of the Share Exchange Offer. The Company intends to apply for Admission and commencement of unconditional dealings on the London Stock Exchange of any Ordinary Shares issued as consideration in the Greek Statutory Squeeze-out as soon as practicable following completion of the Greek Statutory Squeeze-out.

The exact procedure for the Greek Statutory Squeeze-out, including the effective date of the Greek Statutory Squeeze-out and the applicable election forms, will be communicated by the Company by way of a regulatory announcement as soon as practicable following the decision of the HCMC.

Once the Greek Statutory Squeeze-out is completed, there will no longer be any minority shareholders in CCH and the Greek Statutory Sell-out will terminate. The Company will make a further regulatory announcement on completion of the earlier of the Greek Statutory Squeeze-out or the Greek Statutory Sell-out. In such circumstances, the Company will

Section E—Offer
Element	Disclosure requirement	Disclosure
cause CCH to call a shareholders' meeting to approve the delisting of the Existing Shares from the Athens Exchange, subject to HCMC approval. CCH will seek to delist the Existing Shares from the standard listing segment of the Official List upon Admission, irrespective of the number of Existing Securities acquired by the Company in the Share Exchange Offer.

The Company and CCH will each announce the results of the Share Exchange Offer by means of a public announcement to be issued within two business days after the end of the Acceptance Period, as may be extended from time to time.
E.4	Material interests	Not applicable. There are no interests, known to the Company, material to the Share Exchange Offer or to the Admission, which are conflicting interests.
E.5	Name of person selling securities	Not applicable. No person or entity is offering to sell securities in connection with the Share Exchange Offer and Admission.
E.6	Dilution	Not applicable. Assuming that Existing Securityholders exchange all of their Existing Securities for Ordinary Shares (or New ADSs, as the case may be) pursuant to the Share Exchange Offer, each holder of Existing Securities will effectively have the same proportionate direct or indirect interest in the Company as they had in CCH immediately prior to the completion of the Share Exchange Offer.
E.7	Estimated expenses charged to the investor by the issuer or the offeror	Not applicable. No expenses related to the Share Exchange Offer or Admission will be charged to the investor by the Company.

RISK FACTORS

Existing Securityholders and prospective Ordinary Shareholders of the Company should carefully consider the risks described below and the other information contained in this Prospectus before making any decision in relation to the Ordinary Shares. Any of the following risks, individually or together, could adversely affect the Company's and the CCH Group's business, financial condition and results of operations and, accordingly, the value of the Ordinary Shares.

The risks and uncertainties described below are those that the Company's Directors and Proposed Directors believe are material, but these risks and uncertainties may not be the only ones that the Company and the CCH Group face. Additional risks and uncertainties, being those that the Company's Directors and Proposed Directors currently do not know about or deem immaterial may also result in decreased revenues, assets and cash inflows, increased expenses, liabilities or cash outflows, or other events that could result in a decline in the value of the Ordinary Shares or which could have a material adverse effect on the Company's and the CCH Group's business, financial condition, results of operations and future prospects.

Risks relating to the CCH Group's relationship with TCCC, Kar-Tess Holding and Nestlé S.A.

If TCCC exercises its right to terminate the bottlers' agreements with the CCH Group upon the occurrence of certain events, or is unwilling to renew these agreements upon expiry in 2023, the CCH Group's net sales revenue may decline dramatically. In addition, if TCCC is unwilling to renew the bottlers' agreements with the CCH Group on terms at least as favourable to the CCH Group as the current terms, the CCH Group's net sales revenue could also be adversely affected.

The CCH Group's business relationship with TCCC is mainly governed by the bottlers' agreements with TCCC which are an important element of the CCH Group's business. The trademarked beverages of TCCC (including trademarked beverages of joint ventures to which TCCC is a party) represented approximately 96% of the CCH Group's total sales volume in the year ended 31 December 2012. The CCH Group produces, sells and distributes TCCC's trademarked beverages pursuant to standard bottlers' agreements with TCCC covering each of the Territories. The bottlers' agreements include limitations on the CCH Group's degree of exclusivity in each of the Territories and, to the extent permitted by law, on its ability to market competing brands not owned by TCCC in the CCH Group's countries outside the EEA. The EEA comprises the member states of the EU as well as Norway, Iceland and Liechtenstein.

The CCH Group enters into bottlers' agreements with TCCC for each of the Territories. Each of its bottlers' agreements has a fixed initial term. These agreements, the terms of which were extended with effect as at 1 January 2004 and most of which were due to expire in December 2013, may be renewed at TCCC's discretion. Although TCCC has agreed to extend the term of the bottlers' agreements for each of the Territories for a further 10 years until 2023 (see further the paragraph headed "Bottlers' agreements" in Part IV: "CCH's Relationship with TCCC, Kar-Tess Holding and Other Related Parties") and historically the bottlers' agreements entered into with TCCC by the CCH Group and its predecessors have been renewed at expiry, the CCH Group's business depends to a large extent on TCCC's willingness to renew the CCH Group's bottlers' agreements when they expire. If, upon expiration of their term, TCCC is unwilling to renew these agreements upon expiry in 2023, the CCH Group's net sales revenue will decline dramatically. In addition, if TCCC is unwilling to renew the CCH Group's bottlers' agreements on terms at least as favourable to the CCH Group as the current terms, the CCH Group's business could also be adversely affected.

In addition, TCCC has the right to terminate the CCH Group's bottlers' agreements upon the occurrence of certain events of default, including limitations on the change in ownership or control of the Company and assignment or transfer of the bottlers' agreements. Although TCCC has never terminated a bottlers' agreement with the CCH Group due to non-performance, if TCCC exercises its right to terminate the bottlers' agreements upon the occurrence of certain events of default, the CCH Group's net sales revenue will decline dramatically and the CCH Group's business will be adversely affected.

Notwithstanding TCCC's rights to terminate the bottlers' agreements or to not renew these agreements, the CCH Group believes that, consistent with past experience and having regard to the strategic importance of CCH Group to TCCC as one of its largest independent bottlers, such bottlers' agreements will be renewed at each expiration date and for accounting purposes an indefinite useful life is assigned to the CCH Group's arrangements with TCCC. See further Note 1 to the audited consolidated financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the

CCH Group" and the paragraph headed "Intangible Assets" in Part VI "Operating and Financial Review and Prospects".

TCCC could exercise its rights under the bottlers' agreements with the CCH Group in a manner that would make it difficult for the CCH Group to achieve its financial goals.

The CCH Group's bottlers' agreements govern the CCH Group's purchases of concentrate, which represents a significant raw materials cost. TCCC determines the price that the CCH Group pays for concentrate at its discretion. In practice, TCCC normally sets concentrate prices only after discussions with the CCH Group so as to reflect trading conditions in the relevant countries and so as to ensure that such prices are in line with the CCH Group's and TCCC's mutually agreed marketing objectives for particular TCCC brand-related products and particular Territories. TCCC has other important rights under the bottlers' agreements with the CCH Group, including the right to approve, in its sole discretion, the form and attributes of the packaging for TCCC's brand-related products and to designate authorised suppliers of certain packaging and other raw materials. TCCC's right to set the CCH Group's concentrate prices could give TCCC considerable influence over the CCH Group's profit margins, business, results of operations and financial condition.

There can be no assurance that TCCC's objectives when exercising its rights under the bottlers' agreements with the CCH Group will in all cases be fully aligned with the CCH Group's objective to realise profitable volume growth. It is therefore possible that TCCC could exercise its rights under the bottlers' agreements with the CCH Group to determine concentrate prices and to approve only certain of the CCH Group's suppliers, in a manner that would make it difficult for the CCH Group to achieve its financial goals.

Kar-Tess Holding and TCCC may have influence over the conduct of the CCH Group's business and their respective interests may differ from each other and may also differ from the interests of other shareholders.

Kar-Tess Holding currently owns approximately 23.3% of CCH's total issued share capital and TCCC currently indirectly owns approximately 23.2% of CCH's total issued share capital. Both Kar-Tess Holding and TCCC have indicated to the Company that they support the Share Exchange Offer and intend to tender Existing Shares in the Share Exchange Offer. If the Company does not acquire all of the Existing Shares in exchange for Ordinary Shares in the Share Exchange Offer, and subsequently acquires Existing Shares in any Greek Statutory Squeeze-out and/or Greek Statutory Sell-out in whole or in part for cash consideration, the aggregate percentage of the Ordinary Shares beneficially owned by TCCC and Kar-Tess Holding will be even greater than the percentage of CCH's outstanding share capital that Kar-Tess Holding and TCCC respectively hold prior to the Share Exchange Offer. Accordingly, the influence of Kar-Tess Holding and the TCCC Entities in relation to corporate actions to be approved by shareholders of the Company may increase as a result of a smaller number of Ordinary Shareholders holding fewer Ordinary Shares.

In addition, save for the appointment of Mrs. Susan Kilsby, with effect upon or immediately following settlement of the Share Exchange Offer, the composition of the Company's Board of Directors will be consistent with CCH's board of directors. Mr. George A. David, Mr. Anastasios P. Leventis, Mr. Anastassis G. David and Mr. Haralambos K. Leventis have been appointed by Kar-Tess Holding, the incorporator and sole shareholder of the Company as at the date of this Prospectus, and were originally nominated to CCH's board of directors by Kar-Tess Holding pursuant to the CCH Shareholders' Agreement. Mr. Irial Finan and Mr. John Hunter were also originally nominated to CCH's board of directors by the TCCC Entities pursuant to the CCH Shareholders' Agreement. The parties to the CCH Shareholders' Agreement have jointly agreed to terminate the agreement, effective on and from settlement of the Share Exchange Offer, and consequently, neither Kar-Tess Holding nor the TCCC Entities will have any special rights in relation to the appointment or re-election of nominee directors, and those directors of the Company who were originally nominees of the TCCC Entities or Kar-Tess Holding on the board of directors of CCH will be required to stand for re-election on an annual basis in the same way as the other directors of the Company. Furthermore, upon Admission, the Nomination Committee will be responsible for identifying and nominating members of the Board of Directors, for subsequent nomination by the Board of Directors for election to the Board of Directors by the Ordinary Shareholders on an annual basis. However, for so long as such directors who were originally nominees of the TCCC Entities or Kar-Tess Holding on the board of directors of CCH remain on the Board of Directors of the Company, these historic board nomination arrangements are expected to enable each of the TCCC Entities and Kar-Tess Holding to exercise influence over the conduct of the CCH Group's business through their respective representation on the

Board of Directors. As the Board of Directors will comprise at least thirteen directors upon settlement of the Share Exchange Offer, neither Kar-Tess Holding nor the TCCC Entities, acting individually, will be in a position to control (positively or negatively) decisions of the Board of Directors that are subject to simple majority approval; however, decisions of the Board of Directors that are subject to the special quorum provisions and supermajority requirements contained in the Articles, in practice, require the support of directors originally nominated by at least one of either the TCCC Entities or Kar-Tess Holding in order to be approved. In addition, based on their current shareholdings and assuming that the Company acquires the entire issued share capital of CCH in exchange for Ordinary Shares pursuant to the Share Exchange Offer, neither Kar-Tess Holding nor the TCCC Entities, acting individually, will be in a position to control a decision of the shareholders (positively or negatively), except to block a resolution to wind-up or dissolve the Company or to amend the supermajority voting requirements for such resolutions in the Articles, each of which require the approval of 80% of the Ordinary Shareholders, where all Ordinary Shareholders are represented and voting, and other matters requiring supermajority shareholder approval, depending on the attendance levels at general meetings of the Ordinary Shareholders. Furthermore, the respective interests of Kar-Tess Holding and TCCC may differ from each other and from those of other Ordinary Shareholders.

The CCH Group's success depends in part on TCCC's success in marketing and product development activities.

The CCH Group derives the majority of its revenues from the production, sale and distribution of the trademarked beverages of TCCC. Whereas TCCC owns the trademarks of these products and is focused on overall consumer marketing and brand promotion of TCCC's products, CCH Group develops and implements the sales and trade marketing at the country level and has primary responsibility for the customer relationships. The profitable growth of the CCH Group's business depends in part on the success of its TCCC brand-related business, which in turn, depends in part on TCCC's consumer marketing activities, including TCCC's discretionary contributions to the CCH Group's annual marketing plan. Although the CCH Group's growth plans include product offerings in non-TCCC branded products, the expansion of the CCH Group's family of brands depends to a considerable extent on TCCC's product expansion strategy, particularly with respect to new brands. If TCCC were to reduce its marketing activities, the level of its contributions to the CCH Group's annual marketing plan or its commitment to the development or acquisition of new products, particularly new Still and Water beverages, these reductions could lead to a decrease in the consumption of trademarked beverages of TCCC in the countries in which the CCH Group operates. This would, in turn, lead to a decline in the CCH Group's share of the non-alcoholic ready-to-drink beverages market and sales volume and adversely affect the CCH Group's growth prospects.

The CCH Group depends on TCCC to protect the trademarks of TCCC's products.

Brand recognition is critical in attracting consumers to the CCH Group's products. In each country in which the CCH Group operates, TCCC owns the trademarks of all of the TCCC products which the CCH Group produces, distributes and sells. The CCH Group relies on TCCC to protect TCCC's trademarks in the countries where the CCH Group operates, which include some countries that offer less comprehensive intellectual property protection than the EU or the US. The trademarked beverages of TCCC (including trademarked beverages of joint ventures to which TCCC is a party) represented approximately 96% of the CCH Group's total sales volume in the year ended 31 December 2012. If TCCC fails to protect its proprietary rights against infringement or misappropriation, this could undermine the competitive position of TCCC's products and lead to a significant decrease in the volume of the CCH Group's sales of TCCC's trademarked beverages, which would materially and adversely affect the CCH Group's results of operations.

The Beverage Partners Worldwide joint venture between TCCC and Nestlé S.A. could be dissolved or altered in a manner that adversely affects the CCH Group's business.

Beverage Partners Worldwide is a joint venture between TCCC and Nestlé S.A. On 10 December 2012, Beverage Partners Worldwide agreed to renew the bottlers' and/or distribution agreements (as applicable) in relation to the Nestea brand with the relevant subsidiaries of the CCH Group, on substantially the same terms as the existing agreements, for a term of 10 years with effect from 1 January 2014. The CCH Group's efforts to expand its presence in the combined Still and Water beverages category have focused, in part, on products for which Beverage Partners Worldwide owns the trademarks. Sales of Nestea ready-to-drink tea products comprised approximately 5% of total sales volume in the year ended 31 December 2012. The

CCH Group depends on TCCC to protect its interests associated with Beverage Partners Worldwide. If Beverage Partners Worldwide is dissolved or altered in a manner that adversely affects the CCH Group's business, then its net sales revenue derived from the combined Still and Water beverages category may decline significantly and the CCH Group's ability to successfully implement its strategy to expand its Still and Water beverages business could also be materially and adversely affected. There can be no assurance that the CCH Group would be able to replace any Beverage Partners Worldwide products that are removed from its product portfolio as a result of such dissolution or alteration.

Risks relating to the non-alcoholic ready-to-drink beverages industry

Weaker consumer demand for Sparkling beverages could harm the CCH Group's revenues and profitability.

At the date of this Prospectus, the CCH Group's revenues and profitability remain substantially dependent upon sales of its core Sparkling beverages business, particularly in its Established Countries that have witnessed a decrease in per capita consumption in recent years. This weakening of consumer demand for Sparkling beverages can be explained, in part, by demographic trends. Teenagers and young people account for the majority of Sparkling beverages consumption in the CCH Group's Established Countries. Currently these countries are experiencing declining birth rates and ageing populations, which reduce the number of people in those age groups that traditionally are most likely to consume Sparkling beverages.

Another trend adversely affecting growth in Sparkling beverages consumption in the Established Countries is the increased consumer focus on well-being, health and fitness, as well as concerns about obesity. Some consumers perceive Still and Water beverages such as juices, waters, ready-to-drink teas and sports and energy drinks to be more closely associated with a healthier life style. Consequently, consumption of some of these alternative beverages is growing at a faster rate than consumption of Sparkling beverages. While this trend is most pronounced in the Established Countries, it also exists to some extent in the Developing and Emerging Countries. If this trend towards alternative beverages becomes more prevalent in the Developing and Emerging Countries, it could materially and adversely affect the CCH Group's prospects for future profitable growth in the Sparkling beverages category.

If any of these trends impedes profitable growth in consumption of the CCH Group's core Sparkling beverages brands, its business and prospects would be severely impacted and the CCH Group may not be able to offset decline in the Sparkling beverages category through increased sales in Still and Water beverages.

The CCH Group's growth prospects may be harmed if it is unable to expand successfully in the combined non-Sparkling beverages category.

The CCH Group believes that there is significant growth potential for non-Sparkling beverages. The CCH Group intends to continue to expand its product offerings in this category, which includes juices, waters, sports and energy drinks and other ready-to-drink beverages, such as teas or coffees, as well as to expand its distribution of third party premium spirits. To the extent that the CCH Group intends to expand its presence in the highly competitive Still and Water beverages category with TCCC, such expansion will require TCCC to invest significantly in consumer marketing, brand promotion and/or brand acquisition and the CCH Group to invest significantly in production, sales, distribution development and/or business acquisitions. There is no assurance that TCCC will successfully develop and promote new Still and Water beverage brands or that the CCH Group will be able to increase its sales of new Still and Water products. Further, the CCH Group intends to expand its product offerings and its distribution of third party premium spirits. Expanding the CCH Group's presence in this highly competitive market will also require significant investment from the CCH Group and there is no assurance that the CCH Group will be able to successfully implement its plans to expand its distribution of third party premium spirits. If the CCH Group is unable to continue to expand in the combined Still and Water beverages category or to implement its plans to expand its own product offerings, then its growth prospects may be materially and adversely affected.

Risks relating to Emerging and Developing Countries

The lack of institutional continuity and safeguards in the CCH Group's Emerging and Developing Countries could adversely affect its competitive position, increase its cost of regulatory compliance and/or expose it to a heightened risk of loss due to fraud and criminal activity.

Whilst some of the CCH Group's Emerging and Developing Countries are in the process of transitioning to market economies, stable political institutions and comprehensive regulatory systems, some of them lack the institutional continuity and strong procedural and regulatory safeguards typical in its Established Countries. These risks are particularly relevant to the CCH Group's business and similar businesses in the fast moving consumer goods sector, which depend to a large extent on disposable income and discretionary spending by consumers. In addition, these risks are prevalent in the Russian Federation, Nigeria and Romania, which are the largest Territories of the CCH Group's Emerging Countries reporting segment in terms of volume. As a result, in the CCH Group's Emerging and Developing Countries, and in particular, in the Russian Federation, Nigeria and Romania, the CCH Group is exposed to regulatory uncertainty in certain areas, which could increase its cost of regulatory compliance, and may result in less comprehensive protection for some of its rights, including intellectual property rights, which could undermine its competitive position, thereby reducing the profitability of the CCH Group's operations, and limiting its growth prospects in these Emerging and Developing Countries.

The lack of institutional continuity also exacerbates the effect of political uncertainty in the CCH Group's Emerging and Developing Countries, which in turn, could adversely affect the orderly operation of markets, consumer confidence and consumer purchasing power. Institutional uncertainty is a risk that is particularly pertinent to the Russian Federation and Nigeria, and could impact these Territories disproportionately compared to the CCH Group's other Territories. In addition, in countries with a large and complicated structure of government and administration, such as the Russian Federation, national, regional, local and other governmental bodies may issue inconsistent decisions and opinions that could increase the cost of regulatory compliance, which in turn, could reduce the profitability of the CCH Group's operations in such Territories.

Finally, the CCH Group operates in some emerging and developing countries where corruption can create a difficult business environment. It is the CCH Group's policy to comply with the US Foreign Corrupt Practices Act and similar regulations. This compliance may put the CCH Group at a competitive disadvantage against competitors that are not subject to, or do not comply with, the same regulations, thereby limiting its growth prospects in such Territories. In addition, in some of the environments in which the CCH Group operates, businesses like the CCH Group are exposed to a heightened risk of loss due to fraud and criminal activity, even though the CCH Group reviews its financial systems regularly in order to minimise such losses.

The CCH Group is exposed to emerging and developing countries' risks.

A substantial proportion of the CCH Group's operations, representing 61.6% of net sales revenue in the year ended 31 December 2012, is carried out in its Emerging and Developing Countries. The CCH Group's operations in these markets are subject to the customary risks of operating in emerging and developing countries, which include potential political and economic uncertainty, government debt crises, application of exchange controls, reliance on foreign investment, nationalisation or expropriation, crime and lack of law enforcement, political insurrection, terrorism, religious unrest, external interference, currency fluctuations and changes in government policy. These risks are particularly relevant to the CCH Group's business and similar businesses in the fast moving consumer goods sector, which depend to a large extent on the reliable and cost effective delivery of products to end-customers, as well as on consumer confidence. Such factors could affect the CCH Group's results by causing interruptions to operations, by increasing the costs of operating in those countries or by limiting the ability to repatriate profits from those countries. Financial risks of operating in emerging and developing countries also include risks of liquidity, inflation, devaluation, price volatility, volatile energy prices, currency convertibility and transferability, country default and austerity measures resulting from significant deficits as well as other factors. These circumstances could adversely impact the CCH Group's business, results of operations and financial condition. Currency volatility resulting from financial and political instability in certain of the CCH Group's Emerging and Developing Countries have materially impacted the CCH Group's results over the past years. Each of the Russian Federation, Nigeria and Romania, which are the largest Territories in the Emerging Countries reporting segment in terms of volume, have experienced significant currency fluctuations that have impacted and may continue to impact the CCH Group's results disproportionately to the CCH Group's other Territories. Due to its specific exposure, these factors could affect the CCH Group more than its competitors with less exposure to such Emerging and Developing Countries, and any general decline in its Emerging and Developing Countries as a whole could impact the CCH Group disproportionately compared to its competitors.

In Nigeria and Russia, for example, the economy is dependent on energy prices and Romania has adopted austerity measures in response to its financial crisis and as a result of measures required by the International Monetary Fund. Fluctuations in energy prices in Nigeria and Russia and the adoption of austerity measures in Romania may result in difficult economic conditions which could materially impact the CCH Group's business, results of operations and financial performance in those Territories as compared to the CCH Group's other Territories. Further, Nigeria has recently experienced political instability, violence, religious unrest and terrorism and also suffers from a lack of infrastructure, such as roads and power supply, which could adversely affect the orderly operation of markets and negatively impact consumer demand and, in turn, materially impact the CCH Group's business, results of operations and financial performance in Nigeria as compared to the CCH Group's other Territories.

The sustainability of the CCH Group's growth in its Developing and Emerging Countries depends partly on its ability to attract and retain a sufficient number of qualified and experienced personnel for which there is strong demand.

In recent years, the CCH Group has experienced significant growth in a number of its Developing and Emerging Countries. As its business continues to grow and the level of its investment in such countries increases, the CCH Group is faced with the challenge of being able to attract and retain a sufficient number of qualified and experienced personnel in an increasingly competitive labour market. The CCH Group's ability to sustain its growth in these countries may be hindered if it is unable to successfully meet this challenge.

Risks relating to competition

Competition law enforcement by the EU and national authorities may have a significant adverse effect on the CCH Group's competitiveness and results of operations.

The CCH Group's business is subject to the competition laws of the countries in which it operates and, with respect to the CCH Group's activities affecting the EU, is also subject to EU competition law. The admission in 2004 and 2007 to the EU of eleven of the European countries in which the CCH Group operates has increased the impact of EU competition law on its business.

The CCH Group cannot predict if competition law enforcement by the EU or national competition authorities will result in significant fines being imposed upon it or result in adverse publicity, or require it to change its commercial practices or whether related private lawsuits could require the CCH Group to pay significant amounts in damages. Any change in the competition laws to which the CCH Group's activities are subject or any enforcement action taken by competition authorities could adversely affect the CCH Group's operating results.

The CCH Group is engaged in a highly competitive business. Adverse actions by its competitors or other changes in the competitive environment may adversely affect its results of operations.

The non-alcoholic ready-to-drink beverages market is highly competitive in each of the CCH Group's countries. The CCH Group competes with, among others, bottlers of other international or regional brands of non-alcoholic ready-to-drink beverages, some of which are aggressively expanding in some of the CCH Group's Territories. The CCH Group also faces significant competition from private label brands of large retail groups. A change in the number of competitors, the level of marketing or investment undertaken by its competitors, or other changes in the competitive environment in its markets may cause a reduction in the consumption of the CCH Group's products and in its market share, and may lead to a decline in its revenues and/or an increase in its marketing or investment expenditures, which may materially and adversely affect its results of operations. Competitive pressure may also cause channel and product mix to shift away from the CCH Group's more profitable packages and channels, for example, the immediate consumption channel.

In particular, the CCH Group faces intense price competition, especially in its Emerging and Developing Countries, from producers of local non-premium non-alcoholic, ready-to-drink beverage brands, which are typically sold at prices lower than similar products of the CCH Group. In addition, the CCH Group faces increasing price competition from certain large retailers that sell private label products in their outlets at prices that are lower than prices of the CCH Group, especially in countries with a highly concentrated retail sector. In some of the CCH Group's countries, the CCH Group is also exposed to the effect of imports from adjacent countries of lower priced products, including, in some cases, trademarked products of TCCC bottled by other bottlers in the Coca-Cola bottling system. The entry into the EU of all but one of the CCH Group's Developing Countries, as well as that of Romania and Bulgaria, has increased the exposure of such countries to such imports from other EU countries. In addition, the further enlargement of the EU could lead to increased imports by wholesalers and large retailers of products produced and sold by the CCH Group in any of these countries for resale at lower prices in the CCH Group's other Territories, particularly its Established Countries, where the prices of its products are generally higher than in most of its Developing Countries. While this practice would not affect the CCH Group's sales volume overall, it could put pressure on its pricing in the countries that receive such imports of lower priced products.

If there is a change in the CCH Group's competitors' pricing policies, an increase in the volume of cheaper competing products imported into the CCH Group's countries or the introduction of new competing products or brands, including private label brands, and if the CCH Group fails to effectively respond to such actions, the CCH Group may lose customers and market share and/or the implementation of its pricing strategy may be restricted, in which case its results of operations will be adversely affected.

The increasing concentration of retailers and independent wholesalers, on which the CCH Group depends to distribute its products in certain countries, could lower the CCH Group's profitability and harm its ability to compete.

The CCH Group derives, particularly in its Established Countries, a large and increasing proportion of its revenues from sales of its products either directly to large retailers, including supermarkets and hypermarkets, or to wholesalers for resale to smaller retail outlets. The CCH Group expects such sales to continue to represent a significant portion of its revenues. Most of the CCH Group's countries are experiencing increased concentration in the retail and wholesale sectors, either because large retailers and wholesalers are expanding their share in the relevant market, or as a result of increased consolidation among large retailers and wholesalers.

The CCH Group believes that such concentration increases the bargaining power of large retailers and wholesalers. The CCH Group's products compete with other non-alcoholic ready-to-drink beverage brands for shelf space in retail stores and with other fast-moving consumer goods for preferential in-store placement. The CCH Group's large retail and independent wholesaler customers also offer other products, sometimes including their own brands that compete directly with the CCH Group's products. These large retailers and wholesalers could use their increasing market power in a way that could lower the CCH Group's profitability and harm the CCH Group's ability to compete.

Changes in how significant customers market or promote the CCH Group's products could reduce sales volumes.

The CCH Group's revenue is impacted by how large retailers, such as supermarkets, hypermarket chains and independent wholesalers, market or promote the CCH Group's products. Revenue may, for example, be negatively impacted by unfavourable product placement at points of sale or less aggressive price promotions by large retailers or independent wholesalers, particularly in future consumption channels. Brand image may be negatively affected by aggressive price positioning close to that of non-premium products and private labels. Although the CCH Group seeks to engage its large retail and independent wholesale customers to achieve favourable product placement and in the development and implementation of marketing and promotional programmes, the CCH Group's sales volumes, revenues and profitability may be adversely impacted by the manner in which large retailers or independent wholesalers engage in the marketing or promotion of its products. In addition, there can be no assurance that the CCH Group's large retail and independent wholesale customers, who often act for the CCH Group, the CCH Group's competitors and themselves, will not give the CCH Group's competitors, or their products, higher priority, thereby reducing their efforts to sell the CCH Group's products.

Risks relating to prevailing economic conditions

The Greek government debt crisis and the associated impact on the economic and fiscal prospects of Greece and other EU countries in which the CCH Group operates could have a material adverse effect on the CCH Group's business.

Greece, which accounted for 5.2% of unit sales volume, 6.4% of net sales revenue, 6.9% of financial assets and 5.2% of production capacity of the CCH Group for the year ended 31 December 2012, is currently facing a severe economic crisis resulting from significant government fiscal deficits and high levels of government borrowing. The current political, economic and budgetary challenges that the Greek government faces with respect to its high public debt burden and Greece's weakening economic prospects have led to sequential downgrades during 2010, 2011 and 2012 by Standard & Poor's Ratings Services of Greece's sovereign credit ratings to SD (selective default). Additionally, in March 2012, Moody's Ratings Services downgraded Greece's sovereign credit rating to C. As a condition of the second European Monetary Union/International Monetary Fund rescue package announced on 20 February 2012, Greece has committed to further aggressive and wide-ranging fiscal retrenchment during 2013, including increases in taxation. By way of example, Greek tax law 4110/2013 was enacted on 23 January 2013 which increased the general corporate income tax rate applicable to Greek tax-resident legal entities from 20% to 26%. The magnitude of fiscal adjustments to which Greece has agreed, and any further measures which may be required, are likely to continue to have a significant negative effect on economic activity in Greece. The Greek economy contracted by 6-7% in 2012 (as estimated by the Hellenic Statistical Authority), the fifth consecutive year that the economy has been in recession. The Greek unemployment rate reached 27% as at November 2012 (according to the Hellenic Statistical Authority). These negative trends are expected to continue during 2013, taking a heavy toll on disposable income and spending, which has had and will continue to have a material adverse effect on the CCH Group's business, including increased taxation. In addition, the possibility that Greece could default on its sovereign debt obligations, and the consequent effect on its ability to remain part of the eurozone, cannot be entirely ruled out.

The Company has secured the funding required to refinance debt becoming due within the 18-month period immediately following the date of this Prospectus, and such events would not impact on the availability of existing facilities, which would be used, inter alia, to refinance any debt coming due within the 18-month period immediately following the date of this Prospectus, and which include the Statutory Squeeze-out Facility and the Bond Refinancing Facility. However, such events could have severe adverse consequences for the Greek economy and the CCH Group, including, as a result of CCH being the intermediate holding company for the business and operations of the CCH Group, a negative impact on the Company's cost of funds, its ability to raise additional funds (in the capital markets in the future should the Company so wish to undertake), including to refinance outstanding amounts under the Statutory Squeeze-out Facility, the Bond Refinancing Facility and other facilities when such debt matures, its credit rating and the ability of CCH, as the Company's direct subsidiary, to pay dividends or distribute funds to the Company. See further the risk factors below headed "The global financial and credit crisis and the eurozone sovereign debt crisis may have an impact on the CCH Group's financial condition and business prospects that currently cannot be predicted, and increasing interest rates may affect the CCH Group's financial results and ability to obtain credit" and "As the Company is proposed to be a holding company, its operating results, financial condition and ability to pay future dividends will be entirely dependent on dividends and other distributions received from its subsidiaries, including CCH for so long as it is the Company's Greek intermediate holding company".

The global financial and credit crisis and the eurozone sovereign debt crisis may have an impact on the CCH Group's financial condition and business prospects that currently cannot be predicted, and increasing interest rates may affect the CCH Group's financial results and ability to obtain credit.

The credit crisis and related turmoil in the global financial systems, as well as the eurozone sovereign debt crisis, may have a material impact on the CCH Group's financial condition and business prospects, and the CCH Group may ultimately face major challenges if conditions do not improve.

The CCH Group has in place sufficient committed, unused credit facilities to ensure that the CCH Group has cost-effective access to sufficient financial resources to meet its funding requirements for the foreseeable future, including the funding required to refinance existing debt becoming due within the 18-month period immediately following the date of this Prospectus, and such conditions would not impact on the availability of existing facilities, which would be used, inter alia, to refinance any debt coming due within the 18-month period immediately following the date of this Prospectus, and which include the

Statutory Squeeze-out Facility and the Bond Refinancing Facility. However, if the capital and credit markets continue to experience volatility and the availability of funds in the capital and credit markets becomes limited, then the CCH Group may face increased interest rates and in the longer term incur other costs associated with any future debt financings (should the Company so wish to undertake), including to refinance outstanding amounts under existing facilities including the Statutory Squeeze-out Facility and the Bond Refinancing Facility when such debt matures, and its ability to access the capital markets or borrow money in the longer term may become restricted at a time when the CCH Group would like, or need, to raise funds, which could have an adverse impact on the CCH Group's flexibility to react to changing economic and business conditions, as well as on the CCH Group's ability to fund its operations and capital expenditures in the future, on its growth rate and on shareholder returns. In addition, if the global financial crisis results in decreases in yield on, or a fall in the value of, investments held by CCH Group's funded pension plans, the CCH Group may have to increase its funding levels of such pension plans from its current funding requirements, which could adversely affect the CCH Group's results of operations and financial condition. Furthermore, changes in the CCH Group's credit rating could have a material adverse effect on its interest costs and in the longer term, on its financing sources. The CCH Group's credit rating can be materially influenced by a number of factors including, but not limited to, sovereign risk acquisitions, investment decisions, and capital management activities. While the ultimate outcome and impact of the current crises cannot be predicted, they may have a material adverse effect on the CCH Group's future financial condition and business prospects.

Countries in which the CCH Group operates, other than Greece, also face difficult economic conditions as a result of restrictive fiscal measures imposed in response to the eurozone sovereign debt crisis. Italy accounted for approximately 14.8% of unit sales volume and approximately 15.6% of net sales revenue in the year ended 31 December 2012. In May 2010 and August 2011, the Italian government announced significant reductions in public expenditure, designed to reduce the fiscal deficit to 3% or less of GDP by 2012. The Republic of Ireland accounted for approximately 1.9% of the CCH Group's sales volume in 2012. In November 2010, the Irish government agreed a rescue package with the EU, the International Monetary Fund and the European Central Bank that continues to require severe fiscal austerity. These measures are likely to negatively impact GDP and employment and could lead to social unrest. Such measures are also likely to reduce disposable income and discretionary spending by customers in the CCH Group's countries of operation located within the EU, and adversely affect the tourism industry. See also the risk factors above headed "The Greek government debt crisis and the associated impact on the economic and fiscal prospects of Greece and other EU countries in which the CCH Group operates could have a material adverse effect on the CCH Group's business." These consequences have resulted and may continue to result in reduced demand for the CCH Group's products. As a result, the sovereign debt crisis, the measures aimed at addressing such crisis and the consequences thereof could adversely affect the results of the CCH Group's local operations and the results of the CCH Group on a consolidated basis.

Such measures may also lead to a deterioration in the financial condition of certain of the CCH Group's suppliers. Damage or disruption to the production or distribution capabilities of the CCH Group due to social unrest, political instability, the financial and/or operational instability of key suppliers, distributors, warehousing and transportation providers or brokers, or other reasons could impair the CCH Group's ability to manufacture or sell its products. Further, government fiscal measures in the CCH Group's Territories have resulted and may continue to result in increased taxation on the CCH Group's business, which would reduce the CCH Group's profits. Finally, the eurozone sovereign debt crisis has created a downward pressure on the euro, resulting in an increase in the prices that the CCH Group must pay for certain raw and packaging materials which are priced in other currencies (principally US dollars), which will further depress the CCH Group's profit margins if it is unable to recover these additional operating costs from its customers through market-based activities. Any one or a combination of these factors may have a material adverse effect on the CCH Group's results of operations and financial condition.

Negative financial and economic conditions could lead to reduced demand for the CCH Group's products.

Negative financial and economic conditions in many countries in which the CCH Group operates have led and could continue to lead to reduced demand for the CCH Group's products, or an increase in price discount activity, or both, which would have a negative impact on the CCH Group's financial position, results of operations and cash flows. Governments have been facing greater pressure on public finances, leading to risk of increased taxation and therefore of a reduction in consumers' disposal income. These factors may also lead to intensified competition for market share as well as reduced tourist activity, with consequential potential adverse effects on volumes. Negative financial and economic conditions may have a negative impact on the CCH Group's customers and other parties with whom the CCH Group does, or may do, business.

Consumers' disposable income has come under pressure in several of the CCH Group's key markets as a result of price increases for fuel and food, among other things. Such price increases, along with local economic disruptions and economic uncertainty more generally, have also adversely affected consumer sentiment, which may further dampen discretionary spending over time. To the extent that this proves to be the case, sales volumes and pricing strategies in certain of the CCH Group's key markets may be adversely affected for an indeterminate period of time.

Increased taxation on the CCH Group's business may reduce the CCH Group's profitability.

The CCH Group is subject to multiple taxes across each of the jurisdictions in which it operates. The imposition of new taxes, or increases in taxes on the CCH Group's products, may have a material adverse effect on the CCH Group's business, financial condition, prospects and results of operations. The severe fiscal crises currently impacting many of the CCH Group's countries have resulted in increased taxation on the CCH Group's business. In particular, pursuant to Article 5 of Law 3845/2010, on 6 May 2010, the Greek government imposed an 'Extraordinary Contribution of Social Responsibility' on net income for the fiscal year ended 31 December 2009. The amount of the 'Extraordinary Contribution of Social Responsibility' assessed for 2009 was €21.2 million, which the CCH Group recorded as a tax charge in 2010.

Further fiscal measures may continue to result in increased taxation on the CCH Group's business, which would reduce the CCH Group's profits. Governments may also enact or increase taxes that apply to the sale or production of the CCH Group's products. In Greece, effective from 1 September 2011, value added tax ("VAT") on non-alcoholic beverages and juices, except for mineral water, increased from 13% to 23%. At the end of 2011, in Italy, VAT increased by 2%, bringing the VAT to 23%, and an additional increase of 1% is scheduled for July 2013. In 2011, Hungary introduced a tax on consumption of beverages with sugar and caffeine content higher than a specified amount, which affects the cost to consumers for some of the CCH Group's products. In addition, in Ireland effective from January 2012, VAT increased by 2% to 23%, and in the Czech Republic VAT increased by 4% to 14%, effective from January 2012, and a further 1% increase took effect in January 2013. In Cyprus, effective from January 2013, value added tax increased by 1% to 18% and from January 2014 will further increase by 1% to 19%. Higher taxes on the sale of the CCH Group's products, in the form of excise or other consumption taxes, could lead to increased prices, which in turn may adversely affect the sale and consumption of the CCH Group's products and reduce the CCH Group's revenues and profitability. Government imposed deposits or taxes on glass and/or metal packaging material, and/or other materials used in the CCH Group's business, would also reduce the CCH Group's profitability.

Risks relating to the CCH Group's business

The CCH Group relies on the reputation of the CCH Group's brands.

The CCH Group's success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favourable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of the CCH Group's brands could have an adverse effect on the value of these brands and subsequent revenues from those brands or businesses.

Contamination or deterioration of the CCH Group's products could hurt its reputation and depress its revenues.

The contamination or deterioration of the CCH Group's products, whether actual or alleged, deliberate or accidental, could harm its reputation and business. A risk of contamination or deterioration exists during each stage of the production cycle, including during the production and delivery of raw materials, the bottling and packaging of the products, the stocking and delivery of products to retailers and wholesalers, and the storage and shelving of its products at the final points of sale. Any such contamination or deterioration could result in a recall of the CCH Group's products and/or criminal or civil liability, which could restrict the CCH Group's ability to sell its products and, in turn, could have a material adverse effect on its business and prospects. Similar incidents involving other bottlers of TCCC's products could also materially and adversely impact the competitiveness and revenues of the CCH Group by harming the reputation of TCCC's brands.

Adverse weather conditions and reduced tourist activity could reduce demand for the CCH Group's products.

Demand for the CCH Group's products is affected by weather conditions in the Territories in which the CCH Group operates. Consumption is particularly strong during the second and third quarters, when demand rises due to warmer weather and, in some of the CCH Group's Territories, increased tourist activity. As a result, unseasonably cool temperatures in the Territories in which the CCH Group operates or reduced tourist activity in certain Territories during the summer season could adversely affect its sales volume and the results of its operations for the year.

Climate change may negatively affect the CCH Group's business.

There is increasing concern that a gradual increase in global average temperatures due to the increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Decreased agricultural productivity in certain regions as a result of changing weather patterns may limit availability or increase the cost of key agricultural commodities, such as sugarcane, corn, beets, citrus, coffee and tea, which are important ingredients for the CCH Group's products. The increased frequency or duration of extreme weather conditions could also impair production capabilities, disrupt the CCH Group's supply chain or impact demand for the CCH Group's products. Climate change may also exacerbate water scarcity and cause a further deterioration of water quality in affected regions, which could limit water availability for the CCH Group's operations. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require the CCH Group to make additional investments in facilities and equipment. As a result, the effects of climate change could have a long-term adverse impact on the CCH Group's business and results of operations.

Miscalculation of infrastructure investment needs could impact the CCH Group's financial results.

The CCH Group's projected requirements for infrastructure investments may differ from actual levels if anticipated sales volume growth does not materialise. The CCH Group has, in the past, invested substantially in production capacity and sales and distribution infrastructure, particularly in the CCH Group's key Emerging Countries. Such infrastructure investments are generally long-term in nature and it is possible that investments may not generate the expected returns due to changes in the marketplace. Significant changes from the CCH Group's expected returns on cold drink equipment, fleet, technology and supply chain infrastructure investments could adversely affect the CCH Group's financial results.

Technology failures could disrupt the CCH Group's operations and negatively impact its business.

IT systems are critical to the CCH Group's ability to manage its business and in turn, to maximise efficiencies and minimise costs. The CCH Group's IT systems enable it to coordinate its operations, from planning, production scheduling and raw material ordering, to order-taking, truck loading, routing, customer delivery, invoicing, customer relationship management and decision support. The CCH Group's main IT platform is SAP, an integrated system of software applications. An enhanced version of SAP was developed for the CCH Group called 'Wave 2' in 2006 and since that time has been implemented in 21 of the CCH Group's Territories. 'Wave 2' is designed to provide advanced capabilities to address customer-centric activities in the areas of customer relationship management, promotion management, equipment management, field sales execution, truck management and yard management. In 2011, the CCH Group implemented its shared services project, which is intended to standardise and simplify key finance and human resources processes, and in turn, intended to improve productivity and efficiency within the CCH Group's country operations, all at a reduced cost.

If the CCH Group does not allocate and effectively manage the resources necessary to build and sustain the proper IT infrastructure, the CCH Group could be subject to transaction errors, processing inefficiencies, customer service disruptions and, in some instances, loss of customers. Challenges relating to the building of new IT structures can also subject the CCH Group to certain errors, inefficiencies, disruptions and, in some instances, loss of customers. The CCH Group's IT systems, and the systems of its third party IT service providers may also be vulnerable to a variety of interruptions due to events beyond the CCH Group's control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers and other security issues. Although the CCH Group has security initiatives and disaster recovery plans in place to mitigate its risk to these vulnerabilities, such measures may not have been effectively implemented or may not be adequate to ensure that its operations are not disrupted. IT interruptions and system failures could have a material and adverse effect on the CCH Group's ability to realise the anticipated improvements in productivity and efficiency relating to, or cost reductions in respect of the CCH Group's implementation of 'Wave 2' and its shared services project.

Disruptions to the CCH Group's supply or distribution infrastructure could adversely affect its business.

The CCH Group depends on effective supply and distribution networks to obtain necessary inputs for its production processes and to deliver its products to its customers. Damage or disruption to such supply or distribution capabilities due to weather, natural disaster, fire, loss of water or power supply, terrorism, political instability, military conflict, pandemic, strikes, the financial and/or operational instability of key suppliers, distributors, warehousing and transportation providers or brokers, or other reasons, could impair the CCH Group's ability to manufacture or sell its products.

Although the risk of such disruptions is particularly acute in the CCH Group's Emerging Countries, where distribution infrastructure is relatively undeveloped, its operations in Developed and Established Countries are also subject to such risks. In Greece, for example, which is one of the CCH Group's key markets, general transportation strikes in 2010 limited the CCH Group's ability to fulfil customer orders for several weeks, particularly in its higher margin immediate consumption channels. The current economic crisis in Greece may result in similar events.

To the extent that the CCH Group is unable to effectively manage such events if they occur, or cannot financially mitigate the likelihood or potential impact of such events, there could be a materially adverse effect on the CCH Group's business and results of operations.

Price increases in, and shortages of, raw materials and packaging materials could materially and adversely affect the CCH Group's results of operations.

The CCH Group's results of operations may be affected by the availability and pricing of raw materials and packaging materials, including water, sugar and other sweeteners, juice concentrates, glass, labels, plastic resin, closures, plastic crates, aluminium, aseptic packages and other packaging products and ingredients, some of which are priced in currencies other than the functional currencies of the CCH Group's operating companies.

Water, in particular, is the main ingredient in substantially all of the CCH Group's products. As demand for water continues to increase around the world and as the quality of available water deteriorates, the CCH Group may incur increasing production costs or face capacity constraints. Sugar is also a primary ingredient in many of the CCH Group's products and has recently experienced significant price increases and volatility.

The supply and price of raw materials and packaging materials used for the production of the CCH Group's products can be affected by a number of factors beyond its control, including the level of crop production around the world, global supply and demand, export demand, market fluctuations, speculative movements in the raw materials or commodities markets, exchange rates, currency controls, government regulations and legislation affecting agriculture, adverse weather conditions, economic factors affecting growth decisions, various plant diseases and pests.

The CCH Group cannot predict future availability, or prices, of the raw materials or commodities required for its products. The markets for certain raw materials or commodities have experienced, and will continue to experience, shortages and significant price fluctuations. Such factors may affect the price and availability of ingredients that the CCH Group uses to manufacture its products, as well as the cans and bottles in which its products are packaged.

In addition, changes in global supply and demand, market fluctuations, weather conditions, government controls, exchange rates, currency controls and other factors may substantially affect the price of both raw and packaging materials. A substantial increase in the prices of these materials will increase the CCH Group's operating costs, which will depress its profit margins if it is unable to recover these additional operating costs from its customers. Although supply agreements and derivative financial instruments can protect against increases in raw material and commodities costs, they cannot provide complete protection over the longer term. Moreover, since hedging instruments establish a purchase price for the applicable commodities in advance of the time of delivery, it is possible that the CCH Group may become locked into prices that are ultimately higher than the actual market price at the time of delivery.

A sustained interruption in the supply of raw materials and packaging materials could also lead to a significant increase in the price of such materials or could impede the CCH Group's production process if the CCH Group is unable to find suitable substitutes. In each case, this could have a materially adverse effect on the CCH Group's results of operations.

Increases in the cost of energy could affect the CCH Group's profitability.

The CCH Group uses a significant amount of electricity, natural gas and other energy sources to operate its bottling plants and, in some of its Territories, to operate fleets of motor vehicles. Due to the nature of its business, the CCH Group is particularly reliant on energy and a substantial increase in the price of fuel and other energy sources would increase the CCH Group's costs and, therefore, could negatively impact its profitability. The CCH Group is particularly reliant on natural gas exports from the Russian Federation and would be particularly affected by any restriction of natural gas exports from that country.

Fluctuations in exchange rates may adversely affect the results of the CCH Group's operations and financial condition.

The CCH Group derives a portion of its revenues from countries that have functional currencies other than its reporting currency, the euro. As a result, any fluctuations in the values of these currencies against the euro impacts the CCH Group's income statement and balance sheet when its results are translated into euro. If the euro appreciates in relation to these currencies, then the euro value of the contribution of these operating companies to the CCH Group's consolidated results and financial position will decrease.

The CCH Group incurs currency transaction risks whenever one of its operating companies enters into either a purchase or sale transaction using a currency other than its functional currency. In particular, the CCH Group purchases raw materials which are priced predominantly in euro and US dollars, while the CCH Group currently sells its products in countries other than Austria, Cyprus, Estonia, Greece, Italy, Montenegro, the Republic of Ireland, Slovakia and Slovenia, in local currencies. Although the CCH Group uses financial instruments to attempt to reduce its net exposure to currency fluctuations, there can be no assurance that it will be able to successfully hedge against the effects of this foreign exchange exposure, particularly over the long-term. The CCH Group attempts to reduce its currency transaction risk, where possible, by matching currency sales revenue and operating costs. Given the volatility of currency exchange rates, the CCH Group cannot assure that it will be able to manage its currency transaction risks effectively or that any volatility in currency exchange rates will not have a material and adverse effect on its financial condition or results of operations.

The CCH Group is exposed to the impact of exchange controls, which may adversely affect its profitability or its ability to repatriate profits.

The currencies of Nigeria, Ukraine, Belarus and Moldova can only be converted in limited amounts or for specified purposes established by their governments. These Territories represented 14.8% of unit sales volume and 12.5% of net sales revenue for the year ended 31 December 2012. In addition, it is possible that if Greece, Italy, Ireland or any other country in which the CCH Group operates or is established ceases to use the euro as its currency, that country would apply exchange controls. In Territories where the local currency is, or may become, convertible or transferable only within prescribed limits or for specified purposes, it may be necessary for the CCH Group to comply with exchange control formalities and to ensure that all relevant permits are obtained before it can repatriate profits of its subsidiaries in these Territories. Such controls may have a material adverse effect on the CCH Group's profitability or on its ability to repatriate profits that it earns out of these Territories or otherwise have a negative impact on the capital markets of such Territories, or in the case of CCH, being the intermediate holding company for the CCH Group, affect its ability in the future to make dividends, distributions or loans to the Company in amounts sufficient for the Company to declare future dividend payments to its Ordinary Shareholders.

The CCH Group's operations are subject to extensive regulation, including resource recovery, environmental and health and safety standards. Changes in the regulatory environment may cause the CCH Group to incur liabilities or additional costs or limit its business activities.

The CCH Group's production, sales and distribution operations are subject to a broad range of regulations, including environmental, trade, labour, production, food safety, advertising and other regulations. Governments may also enact or increase taxes that apply to the sale of the CCH Group's products. More restrictive regulations or higher taxes could lead to increasing prices, which in turn may adversely affect the sale and consumption of the CCH Group's products and reduce its revenues and profitability.

Some environmental laws and regulations may result in significant additional costs or diminish the CCH Group's ability to formulate and implement marketing strategies that it believes could be more effective, such as the use of a particular packaging material or method. A number of governmental authorities in the Territories in which the CCH Group operates have adopted, considered or are expected to consider legislation aimed at reducing the amount of discarded waste. Such programmes have included, for example, requiring the achievement of certain quotas for recycling and/or the use of recycled materials, imposing deposits or taxes on plastic, glass or metal packaging material and/or requiring retailers or manufacturers to take back packaging used for their products. Such legislation, as well as voluntary initiatives similarly aimed at reducing the level of waste, could require the CCH Group to incur greater costs for packaging and set higher wholesale prices to cover these incremental costs, which could be passed on to consumers and negatively affect the CCH Group's sales. In addition, such legislation could prevent the CCH Group from promoting certain forms of profitable non-returnable packages or could otherwise adversely impact its business and prospects.

The CCH Group is subject to a broad range of environmental, health and safety laws and regulations in each of the Territories in which it operates. They relate to, among other things, waste water discharges, air emissions from solvents used in coatings, inks and compounds, the use and handling of hazardous materials and waste disposal practices. If the CCH Group fails to comply with applicable environmental standards, it may face liabilities. In the event of gradual pollution, potential liabilities could be greater for which insurance policies are not readily available in the insurance market. However, the CCH Group holds insurance coverage restricted to third party bodily injury and/or property damage in respect of sudden, identifiable, unintended and unexpected incidents.

Environmental regulations are becoming more stringent in many of the Territories in which the CCH Group operates. In particular, governments and public interest groups are becoming increasingly aware of and concerned about the public health and environmental consequences of carbon dioxide emissions. The introduction of regulation seeking to restrict carbon dioxide emissions, as well as the CCH Group's own commitment to social and environmental responsibility, might require increased investment in energy conservation and emissions reduction technologies, both at the production stage and with respect to the CCH Group's cooler infrastructure, which may result in increased capital expenditure, greater operating costs, or both.

In addition, the trend toward increased consumer focus on health and fitness, as well as public concerns about obesity, have in recent years led to the consideration by governments of new taxes on certain food and beverage products, including sugar-sweetened beverages. In 2011, Hungary introduced a tax on the consumption of beverages with sugar or caffeine content higher than a specific amount, which increased the cost to consumers for some of the CCH Group's products. Possible new taxes on sugar-sweetened or caffeinated beverages in the Territories in which the CCH Group operates may reduce demand for its products, which could affect its profitability.

Future changes in Swiss and English law may affect the CCH Group's ability to attract and retain top executives.

Over the past few years there has been a debate in Switzerland in relation to executive compensation that is perceived as "excessive" and the means of legally regulating such compensation. On 3 March 2013, Swiss voters adopted the so-called initiative "against the rip-off" (also known as the Minder initiative), an initiative for the amendment of the Swiss federal constitution on executive compensation. The constitutional amendment is not directly applicable but must first be implemented by a law passed by the Swiss parliament (which may be subject to a further vote by Swiss voters if a sufficient number of eligible Swiss voters duly request a referendum) and, until such law enters into force, by an ordinance of the Swiss Federal Council (which must be issued within one year). In either case, the exact content of such law or ordinance is still unclear. However, the constitutional amendment requires among other things, that the general meeting of shareholders approve the aggregate remuneration payable to the board of directors, management and any committees thereof. It also requires that a company's articles of association contain provisions on loans, pensions, bonus schemes, option and stock ownership plans, the term of employment agreements and the number of external board memberships of the directors and members of management (thus subject to a shareholders' decision). The new rules will also prohibit certain payments to directors and members of management, including, among others, termination payments (such as "golden parachutes"), advance payments (such as "golden hellos"), payments of premiums for an acquisition or sale of a firm and additional adviser's fees or employee compensation within the group. These provisions will apply to all Swiss-incorporated companies that are publicly listed anywhere in the world. The rules will be backed by criminal sanctions.

There has also been much recent press and parliamentary debate in the UK in relation to executive compensation. The UK government's Department for Business Innovation and Skills has published a series of consultation papers proposing reforms in relation to the governance and disclosure of executive compensation for UK-incorporated "quoted" companies, the most recent of which includes draft revised remuneration reporting regulations. The consultation paper proposes to give shareholders a binding vote on a company's future remuneration policy at least every three years (and shareholder approval will also be required if the directors wish to change the policy), as well as an annual advisory vote on the implementation of the current remuneration policy. There is also a requirement for details of a company's approach to exit payments to be included in the future remuneration policy and therefore made subject to the binding vote. The consultation paper proposes that such provisions will take effect for companies with financial years ending after October 2013.

The consultation paper, along with recent parliamentary debate, suggests that the UK government is considering applying the new requirements to all London listed companies, whether incorporated in the UK or overseas, and will work with the UK Listing Authority to consider whether the requirements of the Listing Rules need to be reviewed. The consultation closed on 26 September 2012 and the UK government's Department for Business Innovation and Skills expects to issue final regulations in Spring 2013.

Although the proposed amendments to Swiss or English law are not expected to impact the CCH Group's current remuneration policies, the ability of the Company to determine the remuneration of its directors and executive officers may be restricted, which, in turn, could adversely affect the Company's ability to attract and retain top executives.

Risks relating to an investment in the Ordinary Shares

Although the Company has applied for admission to the premium listing segment of the Official List, there can be no guarantee that the Company will be able to maintain a premium listing if certain proposed changes to the Listing Rules come into effect and it is determined (at that time or in the future) that such changes apply in respect of the Company and its two major shareholders, unless the Company and/or its two major shareholders comply with the requirements pursuant to such changes.

On 2 October 2012, the FSA published a consultation paper ("CP12/25") proposing a number of changes to the Listing Rules, including the introduction of additional eligibility requirements and continuing obligations for premium listed issuers with a "controlling shareholder" (being a person holding 30% or more of the issuer's shares or voting rights attaching to an issuer's shares or who is otherwise able to exercise significant influence over the management of the issuer, with shares and voting rights held by persons acting in concert being aggregated for these purposes). The proposed "controlling shareholder" provisions of CP12/25 are still in draft form, are subject to consultation by the UK Listing Authority and may change. There is also little guidance on how the UK Listing Authority will apply the proposed "controlling shareholder" provisions set out in CP12/25 to the extent that the proposed changes to the Listing Rules are implemented.

As at the date of settlement of the Share Exchange Offer, neither of the Company's major shareholders will individually control 30% or more of the voting rights. Further, TCCC, the TCCC Entities and Kar-Tess Holding have informed the Company that they do not consider that they are acting in concert and that no agreement or understanding (formal or informal) exists between TCCC or any of the TCCC Entities on the one hand, and Kar-Tess Holding, on the other hand, in relation to the future governance or control of the Company. As such, the Company is of the view that, upon settlement of the Share Exchange Offer, its two major shareholders will not be acting in concert in relation to the Company and, accordingly, the Company does not expect the proposed "controlling shareholder" provisions of CP12/25 in their current form to apply to it and its two major shareholders. However, to the extent that such proposed amendments to the Listing Rules are implemented in final form, the Company expects to engage with the UK Listing Authority in order to confirm that the UK Listing Authority would not treat its two major shareholders as "controlling shareholders" of the Company based on the level of their respective shareholdings and the arrangements between them at the time, and in light of the amendments to the Listing Rules as implemented in final form. If the proposals in CP12/25 are implemented and the Company's two major shareholders are deemed by the UK Listing Authority to be "controlling shareholders", in order for the Company to remain eligible for a premium listing, the proposals in CP12/25 would require the Company, the TCCC Entities and Kar-Tess Holding to enter into a relationship agreement on prescribed terms governing the interaction of the Company and its two major shareholders and their respective concert parties (if any). Furthermore, if CP12/25 is implemented, the Company's two major shareholders could be deemed to be "controlling shareholders" in the future if they increase their respective shareholdings in the Company or the arrangements between them change from those currently contemplated and confirmed to the Company.

To the extent that the proposed "controlling shareholder" amendments to the Listing Rules in CP12/25 are implemented and are deemed to apply to the Company and its two major shareholders, there can be no guarantee that the Company will be able to maintain a premium listing, and accordingly, that the benefits associated with a premium listing, including the enhanced provisions of the Listing Rules applicable to premium listed companies, such as shareholder approval of related party transactions and significant transactions, will be available to the Company's shareholders or that the benefits associated with FTSE UK Index Series inclusion will be available or continue to be available to the Company, which, in turn could adversely affect the liquidity and market price of the Ordinary Shares, unless the Company and its two major shareholders are able to, and agree to, comply with the requirements pursuant to such amendments.

The Company is a Swiss corporation that is not listed in Switzerland. Applicable law and the Company's Articles may not grant Ordinary Shareholders certain of the rights and protections generally afforded to shareholders of Greek companies under the laws of Greece, or to shareholders of an English company listed on the London Stock Exchange under the laws of England and Wales or of a Swiss company listed in Switzerland.

The Company is a stock corporation incorporated under the laws of Switzerland. The rights provided to Ordinary Shareholders under Swiss corporate law and the Company's Articles differ in certain respects from the rights that would typically be enjoyed by shareholders of a Greek company under Greek law, by shareholders of an English company listed in the UK and traded on the London Stock Exchange under the laws of England and Wales or by a shareholder of a Swiss company listed in Switzerland. In particular, Swiss corporate law limits the ability of a shareholder to challenge resolutions or actions of the Board of Directors in court. Under Swiss law, shareholders generally cannot bring a suit to reverse a decision by the Board of Directors but may seek damages for breaches of fiduciary duty. Furthermore, remedies against transactions involving conflicts of interest or other procedural flaws may be limited if a claimant cannot prove that the benefits inuring to the Company are manifestly disproportionate to the consideration rendered in return and to the Company's economic situation.

Swiss law, English law and Greek law provide for certain rules and protections of shareholders of domestic listed companies. Due to the CCH Group's proposed cross-border structure upon completion of the Share Exchange Offer, however, several of these rules will not apply to the Company as if it were a Swiss company listed in Switzerland, an English company listed in the UK or a Greek company listed in Greece. In particular, the rules of the Swiss Stock Exchange Act on disclosure of shareholdings and tender offer rules, including mandatory tender offer requirements and regulations of voluntary tender offers, which are typically available in relation to Swiss companies listed in Switzerland, will not apply to the Company as it will not be listed in Switzerland.

In addition, the City Code will not apply to the Company by operation of law, as the Company is not incorporated under English law. The Articles include specific provisions designed to prevent any person acquiring shares carrying 30% or more of the voting rights (taken together with any interest in shares held or acquired by the acquirer or persons acting in concert with the acquirer) except if (subject to certain exceptions) such acquisition would not have been prohibited by the City Code or if such acquisition is made through an offer conducted in accordance with the City Code. Accordingly, certain transactions may only be permitted if either an offer is made (and not subsequently withdrawn) in accordance with the mandatory bid provisions of Rule 9 of the City Code (with such amendments as the Board of Directors may consent to) or an offer is made in accordance with certain rules of the City Code applicable to voluntary offers. If a shareholder does not comply with these provisions in the Articles of the Company, such shareholder will not be registered in the share register as a shareholder with voting rights exceeding 30% and, to the extent already registered, the voting rights of his or her shares exceeding 30% of the voting rights will be suspended. Swiss law, however, prevents the Company from forcing an Ordinary Shareholder to launch a mandatory tender offer, and the restriction on registration referred to above. As a result, although the Articles of the Company contain certain takeover protections, these will not provide the full protections afforded by the City Code and, for so long as the UK Panel on Takeovers and Mergers (the

"Panel") considers that the Company is not subject to the provisions of the City Code, the Panel will not assume responsibility for ensuring compliance with the City Code in relation to the Company. Instead, compliance with the provisions relating to takeover protections that the Company has incorporated into its Articles will be a matter for the Board to determine, exercising its discretion in light of prevailing circumstances and in a manner consistent with its obligations under Swiss law and any specific provisions included in the Articles. Neither the validity of the provisions of the City Code, nor of the specific provisions that the Company has incorporated into the Articles that are similar to certain provisions of the City Code, have been determined by any Swiss court, and there can be no assurance that any such provisions would be upheld or enforced by a Swiss court in any or all respects or, if upheld and enforced, that a Swiss court would construe these provisions in the same manner as an English court, or the Panel. As a result of these differences between Swiss corporate law and the Company's Articles, and English or Greek laws, in certain instances Ordinary Shareholders could receive less protection as a shareholder of the Company than would be the case as a shareholder of a Greek company, a shareholder of an English company listed on the London Stock Exchange or a shareholder of a Swiss company listed in Switzerland.

The Company's status as a Swiss corporation may cause the Company to be unable to make distributions without subjecting its Ordinary Shareholders to Swiss Withholding Tax.

Under Swiss law as currently in effect, a Swiss corporation may pay dividends only if the corporation has sufficient distributable profits, or if the corporation has distributable reserves, each as evidenced by its audited and approved unconsolidated statutory balance sheet. For tax purposes, certain distributable reserves may be recorded as "Qualifying Reserves" (contributions received from shareholders) in the "reserve from capital contributions", as part of the general legal reserves (allgemeine gesetzliche Reserven), and notified to the Swiss Federal Tax Administration. In particular, share premium may be booked into a Qualifying Reserve. The general legal reserves of holding companies, including the Qualifying Reserve, are commonly regarded as being freely distributable if they exceed 20% of the share capital. In contrast, distributions out of registered share capital may be made only by way of a capital reduction. Generally, Swiss Withholding Tax of 35% is due on dividends and similar distributions to Ordinary Shareholders, regardless of the place of residency of such Ordinary Shareholder, unless the distribution is made to Ordinary Shareholders out of a reduction of par value or, assuming certain conditions are met, Qualifying Reserves accumulated on or after 1 January 1997. Shareholders that qualify for benefits under the applicable treaty for the avoidance of double taxation with respect to taxes on income, generally may apply for a partial or full refund of the portion of tax withheld.

Upon Admission, the Company is expected to have an aggregate amount of Qualifying Reserves and of registered share capital equal to the market value of the tendered Existing Securities (as determined in connection with the capital increase for the Share Exchange Offer by the Board of Directors and as reflected in the unconsolidated statutory balance sheet prepared in connection with settlement of the Share Exchange Offer, once it is audited and approved) as further described in paragraph 4 of Part XIII: "Additional Information". The aggregate of these amounts (less the minimum registered share capital of CHF 100,000 plus CHF 20,000 for undistributable general reserves) is expected to represent the theoretical maximum amount available for future dividends or capital reductions free of Swiss Withholding Tax. The Company will not be able to pay dividends or make other distributions to Ordinary Shareholders on a Swiss Withholding Tax free basis in excess of that amount unless the Company increases its share capital or its Qualifying Reserves. The Company would also be able to pay dividends out of distributable profits or freely distributable reserves but such dividends would be subject to Swiss Withholding Tax. There can be no assurance that the Company will have sufficient distributable profit and reserves, reserves from capital contributions or registered share capital to pay a dividend or effect a capital reduction, that the Ordinary Shareholders will approve dividends or capital reductions proposed by the Company, or that the Company will be able to meet the other legal requirements for dividend payments or distributions as a result of capital reductions.

Furthermore, with regard to distributions on a Swiss Withholding Tax-free basis, there is no assurance that the Company will have sufficient distributable Qualifying Reserves or share capital which can be reduced in order to pay dividends free from Swiss withholding tax. In addition, there can be no assurance that the current Swiss law with respect to distributions out of Qualifying Reserves will not be changed or that a change in Swiss law will not adversely affect the Company or the Ordinary Shareholders, in particular as a result of distributions out of Qualifying Reserves becoming subject to additional corporate law or other restrictions or no longer being exempt from Swiss Withholding Tax. In particular, there are currently motions pending in the Swiss Parliament that aim to limit the ability (as a matter of tax law) to make tax-free distributions of Qualifying Reserves as well as the ability (as a matter of corporate law) to make distributions of dividends from legal reserves from capital contributions, including Qualifying Reserves. If the Company is unable to make a distribution through a reduction in par value or out of Qualifying Reserves which are exempt from Swiss Withholding Tax, the Company may not be able to make distributions without subjecting the Ordinary Shareholders to Swiss Withholding Tax.

Sales of substantial amounts of the Ordinary Shares by Kar-Tess Holding or the TCCC Entities or the perception that such sales could occur, could adversely affect the market value of the Company's Ordinary Shares.

With effect on and from settlement of the Share Exchange Offer, the CCH Shareholders' Agreement will terminate and will not be renewed in relation to the Company. Further, TCCC, the TCCC Entities and Kar-Tess Holding have informed the Company that they do not consider that they are acting in concert and that no agreement or understanding (formal or informal) exists between TCCC or any of the TCCC Entities on the one hand, and Kar-Tess Holding, on the other hand, in relation to the future governance or control of the Company. Accordingly, in contrast to the position under the CCH Shareholders' Agreement, there will be no requirement for prior consent from the TCCC Entities or Kar-Tess Holding in order for the other shareholder to sell, transfer, or otherwise dispose of the Company's Ordinary Shares.

Sales of substantial amounts of the Company's Ordinary Shares in the public market by Kar-Tess Holding or the TCCC Entities, or the perception that such sales could occur, could adversely affect the market price of the Ordinary Shares and could adversely affect the Company's ability to raise capital through future capital increases.

Risks relating to the Company's Structure

Existing Securityholders of CCH are under no obligation to participate in the Share Exchange Offer and, as a result, CCH may not be wholly-owned by the Company until such time as the Greek Statutory Squeeze-out and/or Greek Statutory Sell-out are completed, leaving minority shareholders in CCH who will be entitled to their pro rata share of any dividends declared or made by CCH. The liquidity and market value of the Ordinary Shares could also be adversely affected by a continuing trading market in the Existing Shares.

Although the Company has received confirmations from TCCC and certain other Existing Shareholders that they support the Share Exchange Offer and intend to tender Existing Shares in the Share Exchange Offer and Kar-Tess Holding has stated it will tender in the Share Exchange Offer all of its Existing Shares, representing approximately 23.3% of CCH's total issued share capital, on the same terms and conditions as the other Existing Shareholders, there can be no assurance that Existing Securityholders will accept the Share Exchange Offer. In addition, although there is an Acceptance Condition of 90% of the total issued share capital of CCH, it may only be waived in whole or in part with the approval of the HCMC. The Company does not have any obligation to waive any conditions not satisfied on or prior to the expiration of the Share Exchange Offer. If the Company does not waive, or the HCMC does not consent to the waiver of, the Acceptance Condition, the Share Exchange Offer will lapse and all tendered Existing Securities will be returned to the holders thereof.

Furthermore, if the Company receives valid acceptances from Existing Securityholders representing at least 90% of the total issued share capital of CCH in satisfaction of the Acceptance Condition, but does not receive valid acceptances in respect of all of the Existing Shares, the remaining percentage of CCH's Existing Securities may be held by persons other than the Company until such time as the Greek Statutory Squeeze-out and/or Greek Statutory Sell-out are completed. These minority shareholders will have a pro rata claim upon any dividends of CCH made or declared prior to such time as the Greek Statutory Squeeze-out and/or Greek Statutory Sell-out are completed and, as such, may receive a proportional share of any dividend payments of CCH in advance of any dividend payments that the Company might make to its Ordinary Shareholders. Furthermore, if there were to be a residual minority interest in CCH, this interest would need to be reflected in the consolidated financial statements of the Company as a "non-controlling interest" in the Company's statement of financial position. In this case, the historical financial data in respect of the non-controlling interest for CCH included elsewhere in this Prospectus may not be directly comparable to the financial data that the Company will publish until such time as the Greek Statutory Squeeze-out and/or Greek Statutory Sell-out are completed.

In addition, as the Company requires the approval of at least 95% of the Existing Shareholders to delist from the Athens Exchange, if the Company fails to acquire all of the Existing Shares in exchange for Ordinary Shares in the Share Exchange Offer, it will not control a sufficient number of Existing Shares to pass a resolution to approve the delisting of CCH from the Athens Exchange until such time as the Greek

Statutory Squeeze-out and/or Greek Statutory Sell-out are completed. If CCH remains listed on the Athens Exchange for a significant period of time following completion of the Share Exchange Offer and before the completion of the Greek Statutory Squeeze-out and/or Greek Statutory Sell-out, the liquidity and market value of the Ordinary Shares could be adversely affected by a continuing trading market in the Existing Shares.

Any indebtedness incurred by the Company in order to pay the total cash consideration to Existing Securityholders electing to receive cash consideration instead of Ordinary Shares in any Greek Statutory Squeeze-out and/or Greek Statutory Sell-out will increase the Company's leverage and, in addition, the trading price of the Ordinary Shares may decrease if the refinancing of the Statutory Squeeze-out Facility or the Bond Refinancing Facility in the future is effected by way of equity issuance.

Existing Securityholders could elect to receive cash consideration in lieu of Ordinary Shares in any Greek Statutory Squeeze-out and/or Greek Statutory Sell-out. The indebtedness that may be incurred by the Company under the Statutory Squeeze-out Facility to satisfy the total cash consideration payable to Existing Securityholders in any Greek Statutory Squeeze-out and/or Greek Statutory Sell-out will increase the Company's leverage and could have an adverse impact on its credit ratings. Any reduction in the Company's credit ratings by the rating agencies could adversely affect its interest costs and, in the longer term, its financing sources.

In addition, while the Company intends to refinance outstanding amounts under the Statutory Squeeze-out Facility or the Bond Refinancing Facility in the future through its own funds and/or one or more capital markets transactions involving debt, equity or equity-linked securities, which subject to market conditions may include one or more issuances of Ordinary Shares, there is no assurance that the Company will be able to refinance such outstanding amounts under the Statutory Squeeze-out Facility or the Bond Refinancing Facility on favourable terms or at all when such debt matures. In connection with any such refinancing, the Company currently intends, subject to market and other conditions, to establish in the short or medium term the number of Ordinary Shares outstanding (including Ordinary Shares represented by New ADSs or CDIs) at substantially similar levels as the number of Existing Shares outstanding (including Existing Shares represented by Existing ADSs) prior to the announcement of the Share Exchange Offer. If such capital markets transactions involve the issuance of new Ordinary Shares, these transactions could reduce the proportionate ownership and voting interests of holders of Ordinary Shares, create downward pressure on the trading price of the Ordinary Shares and decrease the Company's earnings and net asset value per Ordinary Share. Furthermore, if such issuances are made at a price that reflects a discount or a premium from the then-current trading price of the Ordinary Shares, they may dilute the book value of those securities.

As the Company is proposed to be a holding company, its operating results, financial condition and ability to pay future dividends will be entirely dependent on dividends and other distributions received from its subsidiaries, including CCH for so long as it is the Company's Greek intermediate holding company.

As the Company is proposed to be a holding company, its operating results and financial condition will be entirely dependent on the performance of its subsidiaries, including CCH for so long as it is the Company's Greek intermediate holding company (see further the section headed "Risks relating to prevailing economic conditions" above). Additionally, the Company's ability to pay dividends in the future will depend on the level of dividends and other distributions, if any, received from the Company's operating subsidiaries including through its holding in CCH. The ability of the Company's operating subsidiaries, and in turn CCH for so long as it is the Company's Greek intermediate holding company, to make loans or distributions to the Company may, from time to time, be restricted as a result of several factors, including restrictions in its financing agreements, capital controls or other foreign exchange limitations, the requirements of applicable law and regulatory and fiscal or other restrictions (including, for example, the application of a dividend withholding tax and the ability to use any double tax treaty to mitigate such tax) in the CCH Group's Territories or if such operating subsidiaries were unable to make loans or distributions to the Company either directly or indirectly, including through Greece. If earnings and cash flow from the Company's operating subsidiaries were substantially reduced for a sufficient length of time, the Company may not be in a position in the longer term to make distributions to Ordinary Shareholders in line with any future announced proposals or at all.

Risks relating to the Ordinary Shares and the trading market

The value of the Ordinary Shares may decrease.

Following Admission, it is likely that the price of the Ordinary Shares will fluctuate and may not always accurately reflect the underlying value of the CCH Group's businesses. The value of the Ordinary Shares may decrease and the price that investors may realise for their holdings of Ordinary Shares, when they are able to do so, may be influenced by a large number of factors, including the possibility that the market for the Ordinary Shares is less liquid than for other equity securities and that the price of the Ordinary Shares is relatively volatile.

In addition, stock markets have in the recent past experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could have an adverse effect on the market price of the Ordinary Shares.

The Ordinary Shares may not have an active trading market, which may have an adverse impact on the value of the Ordinary Shares.

There has been no prior public market for the Ordinary Shares and an active trading market for the Ordinary Shares may not develop. The Company has applied to the UK Listing Authority for admission to the premium listing segment of the Official List and has applied to the London Stock Exchange for admission to trading on its main market for listed securities. Additionally, application will be made to list the New ADSs on the NYSE and the Company has applied for a secondary listing of the Ordinary Shares on the Athens Exchange, subject to the receipt of necessary approvals. However, there can be no assurance that a liquid market will develop for the Ordinary Shares, that holders of the Ordinary Shares will be able to sell their Ordinary Shares or that such holders will be able to sell their Ordinary Shares for a price that reflects their value.

There is no guarantee that the Ordinary Shares will be included in market indices as a foreign admitted company trading on the main market of the London Stock Exchange.

There can be no assurance that the Ordinary Shares will be listed in market indices such as the FTSE UK Index Series. For example, in order that the Ordinary Shares be included in the FTSE UK Index Series, current FTSE Ground Rules would require greater than 50% of the Ordinary Shares to be held by unaffiliated shareholders. TCCC and Kar-Tess Holding, among others, would not be considered to be unaffiliated shareholders for this purpose and currently own approximately 23.2% and 23.3% of CCH's total issued share capital, respectively. The Company has received confirmation from TCCC that it supports the Share Exchange Offer and intends to tender in the Share Exchange Offer and Kar-Tess Holding has stated that it will tender all of its Existing Securities in the Share Exchange Offer. Accordingly, the Company expects that TCCC and Kar-Tess Holding will own at least 23.2% and 23.3% of the Ordinary Shares, respectively, following settlement of the Share Exchange Offer, and such shares will not be available to satisfy FTSE's free float requirements. Should fewer than all of the holders of the Existing Securities tender in the Share Exchange Offer, the aggregate percentage of the Ordinary Shares owned by TCCC and Kar-Tess Holding would be proportionately greater and, accordingly, the percentage of Ordinary Shares available to satisfy FTSE's free float requirements would be proportionately smaller. As a result, if TCCC and Kar-Tess Holding tender their Existing Securities in the Share Exchange Offer as expected, but the Company does not acquire all of the Existing Shares in exchange for Ordinary Shares in the Share Exchange Offer, and subsequently acquires Existing Shares in any Greek Statutory Squeeze-out and/or Greek Statutory Sell-out in whole or in part for cash consideration, TCCC and Kar-Tess Holding may own a sufficiently large proportion of the Ordinary Shares to prevent the Company from satisfying FTSE's greater-than-50% free float requirement, even though the Company would nevertheless satisfy the free float requirements of the UK Listing Rules as a result of the satisfaction of the Acceptance Condition. In that situation, the Ordinary Shares would not be eligible for inclusion in the FTSE UK Index Series unless and until the Company could effect a further issuance of Ordinary Shares or TCCC and Kar-Tess Holding reduce their respective shareholdings.

Furthermore, the earliest that the FTSE Nationality Committee will consider the Company for inclusion in the FTSE UK Index Series is in August 2013. The FTSE Nationality Committee exercises an element of discretion in determining whether a company is eligible for inclusion, and such discretion relates to matters outside of the Company's control, such as whether the liquidity of its Ordinary Shares is highest in the UK, when compared to the United States and Greece, where the Company's securities are also proposed to be listed. There is no certainty that the FTSE UK Index Series eligibility criteria will be achieved or that the benefits associated with FTSE UK Index Series inclusion will be available to the Company.

Even if the Ordinary Shares are ultimately included in the FTSE UK Index Series, there is no assurance that FTSE will not publish new guidance in the future regarding non-UK incorporated companies that could effectively remove the Ordinary Shares from the FTSE UK Index Series.

Exchange rate fluctuations may adversely affect the foreign currency value of the Ordinary Shares and any dividends or other cash distributions.

The Ordinary Shares will be quoted in pounds sterling on the London Stock Exchange. The CCH Group's consolidated financial statements are, however, prepared in euros. In contrast, the Company's unconsolidated statutory financial statements are expected to be prepared in Swiss Francs and dividends or other cash distributions in respect of the Ordinary Shares, if any, are expected to be declared in Swiss Francs. As a result, fluctuations in the exchange rate between the Swiss Franc and pound sterling, as well as between euro and the pound sterling and euro and the Swiss Franc will affect, amongst other matters, the pound sterling value of the Ordinary Shares and the euro value of any dividend or other cash distribution paid in Swiss Francs.

Risks relating to the CREST Depositary Interests ("CDIs")

Subject to the Company's arrangements with the CDI Depositary, CDI Holders must rely on the CDI Depositary or its custodian, CREST International Nominees Limited, to exercise rights attaching to the underlying Ordinary Shares for the benefit of the CDI Holders.

The rights of CDI Holders will be governed by, among other things, the relevant provisions of the CREST Manual and the CREST Rules (as defined in the CREST Terms and Conditions issued by Euroclear UK & Ireland). CDI Holders will not be able to directly exercise any voting or other rights attaching to the Ordinary Shares underlying their CDIs. Instead, the CDI Depositary or its custodian, CREST International Nominees Limited, will hold the voting and other rights conferred by Swiss law and the Articles for the benefit of the relevant CDI Holder. Consequently, the CDI Holders must rely on the CDI Depositary or its custodian to exercise such rights for the benefit of the CDI Holders. The Company will enter into arrangements whereby Euroclear UK & Ireland will make a copy of the register of the names and addresses of CDI Holders available to the Company (and/or its Registrar) to enable the Company (or its Registrar) to send out notices of shareholder meetings and proxy forms to its CDI Holders. In addition, the Company and Euroclear UK & Ireland will also establish omnibus proxy arrangements, whereby CREST International Nominees Limited (as the CDI Depositary's custodian of the Ordinary Shares underlying the CDIs) will, subject to certain conditions, give CDI Holders (acting as beneficial owners or upon the instructions of the beneficial owners of the CDIs) and beneficial owners of CDIs the right to vote directly in respect of such CDI Holder's or beneficial owner's underlying Ordinary Shares. However, there can be no assurance that such information, and consequently, all such rights and entitlements, will at all times be duly and timely passed on or that such proxy arrangements will be effective.

DIRECTORS, SECRETARY, REGISTERED AND HEAD OFFICE AND ADVISERS

Directors	George A. David, OBE, MFR Anastasios P. Leventis, CBE, OFR Haralambos K. Leventis Anastassis G. David Patrick K. Oesch Ryan Rudolph Claudia Goebel
Proposed Directors	Dimitris Lois Irial Finan John Hunter Kent Atkinson Antonio D'Amato Christos Ioannou Sir Michael Llewellyn-Smith, KCVO, CMG Nigel Macdonald Susan Kilsby
Company Secretary	Jan Gustavsson
Registered Office	Baarerstrasse 14, 6300 Zug, Switzerland
Sponsor	Credit Suisse Securities (Europe) Limited One Cabot Square London E14 4QJ United Kingdom
Legal Adviser to the Company as to English and US Law	Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom
Legal Adviser to the Company as to Swiss Law	Bär & Karrer AG Brandschenkestrasse 90 CH-8027 Zurich Switzerland
Legal Adviser to the Company as to Greek Law	Kyriakides Georgopoulos & Daniolos Issaias Law Firm 28, Dimitriou Soutsou Str 115 21 Athens Greece
Legal Adviser to the Sponsor as to English and US Law	Linklaters LLP One Silk Street London EC2Y 8HQ United Kingdom

Reporting Accountants	PricewaterhouseCoopers LLP 1 Embankment Place London WC2N 6RH United Kingdom
Auditors of the Company	PricewaterhouseCoopers AG Birchstrasse 160 Postfach CH-8050 Zürich Switzerland
Auditors of CCH	PricewaterhouseCoopers S.A. 268 Kifissias Avenue 152 32 Halandri Greece

Swiss Registrar	ShareCommService AG Europastrasse 29 CH-8152 Glattbrugg Switzerland
CDI Depositary	CREST Depository Limited 33 Cannon Street London EC4M 5SB United Kingdom

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Initiation of the Share Exchange Offer pursuant to Greek law and submission of the draft Information Circular to the HCMC	10 October 2012
Announcement of the commencement of the Share Exchange Offer	On or around 19 March 2013
Publication of the Information Circular and commencement of the Acceptance Period of the Share Exchange Offer	On or around 19 March 2013
End of the Acceptance Period of the Share Exchange Offer and final time for satisfaction or waiver of the conditions to the Share Exchange Offer	On or around 19 April 2013
Announcement of the results of the Share Exchange Offer	On or prior to 23 April 2013
Completion and settlement of the Share Exchange Offer and issue of new Ordinary Shares	On or around 26 April 2013
Admission and expected commencement of unconditional dealings in the Ordinary Shares on the London Stock Exchange and cancellation of listing of Existing Shares on the London Stock Exchange	8.00 a.m. on or around 29 April 2013
Crediting of CDIs to CREST accounts	On or around 8.00 a.m. on 29 April 2013
Expected commencement of trading of the New ADSs on the NYSE	On or around 29 April 2013
Latest date for the Company to initiate the Greek Statutory Squeeze-out(1)	By 19 July 2013
Final date for Greek Statutory Sell-out(2)	By 23 July 2013

Each of the times and dates in the above timetable is subject to change without further notice. References to times are to London time unless otherwise stated.

(1)
If the Share Exchange Offer is successful, the Company intends to initiate the Greek Statutory Squeeze-out as soon as practicable after the announcement of the results of the Share Exchange Offer and to request that the effective date for the Greek Statutory Squeeze-out be set at least 15 Greek business days after the date of the HCMC approval. The Company expects that the Greek Statutory Squeeze-out will be completed within six to eight weeks after the completion of the Share Exchange Offer. The Company intends to apply for Admission and commencement of unconditional dealings on the London Stock Exchange of any Ordinary Shares issued as consideration in the Greek Statutory Squeeze-out as soon as practicable following completion of the Greek Statutory Squeeze-out.

(2)
The Greek Statutory Sell-out will automatically terminate upon completion of the Greek Statutory Squeeze-out. As a result, the Company expects that the settlement of Existing Shares in the Greek Statutory Sell-out will, in practice, be pre-empted by the Greek Statutory Squeeze-out. If settlement of the Greek Statutory Sell-Out is not pre-empted by the Greek Statutory Squeeze-Out, the Company intends to apply for Admission and commencement of unconditional dealings on the London Stock Exchange of any Ordinary Shares issued as consideration in the Statutory Sell-out as soon as practicable following completion of the Statutory Sell-out.

PRESENTATION OF INFORMATION

Investors should rely only on the information in this Prospectus when making a decision as to whether to tender their Existing Securities in CCH for Ordinary Shares. No person has been authorised to give any information or to make any representations other than those contained in this Prospectus in connection with the Admission and, if given or made, such information or representations must not be relied upon as having been authorised by or on behalf of the Company, the Directors, the Proposed Directors or the Sponsor. No representation or warranty, express or implied, is made by the Sponsor as to the accuracy or completeness of such information, and nothing contained in this Prospectus is, or should be relied upon as, a promise or representation by the Sponsor as to the past, present or future. In particular, neither the contents of the Company's website (www.coca-colahbcag.com) nor CCH's website (www.coca-colahellenic.com) is incorporated into, or forms part of, this Prospectus and prospective investors should not rely on it.

Without prejudice to any obligation of the Company to publish a supplementary prospectus pursuant to Section 87G of the FSMA and PR 3.4.1 of the Prospectus Rules, any delivery of this Prospectus shall not, under any circumstances, create any implication that there has been no change in the business or affairs of the Company or the CCH Group taken as a whole since the date hereof, or that the information contained herein is correct as at any time subsequent to its date.

The contents of this Prospectus are not to be construed as legal, business or tax advice. Each prospective investor should consult his or her own lawyer, financial adviser or tax adviser for legal, financial or tax advice in relation to any subscription, purchase or proposed subscription or purchase of Ordinary Shares.

None of the Company, the Directors, the Proposed Directors or the Sponsor is making any representation to any offeree or purchaser of the Ordinary Shares regarding the legality of an investment by such offeree or purchaser.

Apart from the responsibilities and liabilities, if any, which may be imposed on the Sponsor by the FSMA or the regulatory regime established thereunder or thereby or any other applicable regulatory regime, the Sponsor accepts no responsibility whatsoever for the contents of this Prospectus, or for any other statement made or purported to be made in it, in connection with the Company, its Ordinary Shares or this Prospectus. The Sponsor accordingly disclaims all and any liability, whether arising in tort, contract or otherwise (save as referred to above), which it might otherwise have in respect of this Prospectus or any such statement.

No representation or warranty, express or implied, is made by the Sponsor as to the accuracy or completeness of the information contained in this Prospectus, and nothing in this Prospectus is, or shall be relied upon as, a promise or representation by the Sponsor.

Prospective investors should read this Prospectus in its entirety. In making an investment decision, prospective investors must rely upon their own examination of the Company, the CCH Group, the Share Exchange Offer, the Ordinary Shares and the terms of this Prospectus, including the risks involved.

Presentation of financial information

The CCH Group's financial year is 1 January to 31 December. The CCH Group prepares its financial statements in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. This Prospectus includes the CCH Group's audited consolidated balance sheets as at 31 December 2012, 2011 and 2010 and the related consolidated statements of income, of other comprehensive income, changes in equity, and cash flows for each of the three years ended 31 December 2012. Following Admission, the CCH Group will continue to prepare its consolidated financial statements in accordance with IFRS, as issued by the IASB, and its reporting currency will continue to be the euro.

Calculation of total issued share capital

Unless otherwise stated, all references to the total issued share capital of CCH in this Prospectus are calculated based on 366,553,507 Existing Shares (including 3,430,135 Existing Shares held in treasury as at 31 December 2012, the voting rights of which are suspended for so long as they are held in treasury). Unless otherwise stated, all references to the total issued share capital of the Company immediately following Admission in this Prospectus are calculated based on 366,573,507 Ordinary Shares (including 20,000 Initial Shares held by Kar-Tess Holding as incorporator of the Company (assuming the final par value of the Ordinary Shares as determined immediately prior to settlement of the Share Exchange Offer corresponds to CHF 5)). Promptly after settlement of the Share Exchange Offer, Kar-Tess Holding intends to transfer these Initial Shares to the Company in return for a payment equal to the par value of such Ordinary Shares (plus the amount of the additional equity contributions it has or will have made) in order to eliminate any corresponding dilution of the tendering holders of Existing Securities. Payment will be made by the Company to Kar-Tess Holding in accordance with Swiss law, after shareholder approval of the Company's unconsolidated interim financial statements prepared for the purpose of the extraordinary general meeting of Ordinary Shareholders in 2013, following settlement of the Share Exchange Offer.

Non-IFRS data

This Prospectus contains certain non-IFRS measures, including "Adjusted EBITDA" and "Return on Invested Capital" ("ROIC"). The CCH Group uses these measures as supplemental measures because they are regularly used by security analysts, rating agencies, investors and other parties to evaluate a company's operating performance.

Non-IFRS measures are not audited. These non-IFRS measures, including "Adjusted EBITDA" and "ROIC", have important limitations as analytical tools and investors should not consider them in isolation or as substitutes for analysis of the CCH Group's results as reported under IFRS. These and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies and may be different from the methods used by the Company for such calculations. Investors should exercise caution in comparing these measures as reported by the CCH Group to the measures as reported by other companies.

Adjusted EBITDA

The CCH Group defines Adjusted EBITDA as operating profit before deductions for depreciation and impairment of property, plant and equipment, stock option compensation, amortisation of and adjustments to intangible assets and other non-cash items. Adjusted EBITDA serves as an additional indicator of the CCH Group's operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under IFRS. The CCH Group believes that Adjusted EBITDA is useful to investors as a measure of its operating performance because it considers the underlying operating cash costs by eliminating the non-cash items listed above. In addition, the CCH Group believes that Adjusted EBITDA is a measure commonly used by analysts and investors in the CCH Group's industry and that Existing Securityholders and potential investors in the CCH Group use multiples of Adjusted EBITDA in making investment decisions about the CCH Group. Accordingly, this information is disclosed to permit a thorough analysis of the CCH Group's operating performance. Adjusted EBITDA, as calculated by the CCH Group, may not be comparable to similarly titled measures reported by other companies due to differences in methods of calculation.

The CCH Group defines Adjusted EBITDA as follows:

	Year ended 31 December
	2012	2011(1)	2010(1)
	(unaudited) (euro in millions)
Reconciliation of profit after tax attributable to owners of the parent to Adjusted EBITDA:
Profit after tax attributable to owners of the parent	190.4	264.4	421.0
Non-controlling interests	3.0	1.3	9.7
Tax	65.2	98.8	137.8
Share of results of equity method investments	(11.6)	(9.4)	(10.4)
Finance income	(10.4)	(8.7)	(6.9)
Finance costs(2)	101.1	103.9	82.8

Operating profit	337.7	450.3	634.0
Plus:
Depreciation and impairment of property, plant and equipment(3)	408.3	389.3	381.2
Amortisation of intangible assets	3.0	3.2	7.1
Stock option compensation	6.3	8.1	6.7
Other non-cash items	2.3	1.3	—

Adjusted EBITDA	757.6	852.2	1,029.0

(1)
Comparative figures have been adjusted where necessary to reflect changes in accounting policies as detailed in the paragraph headed "Basis of preparation" in Note 1 to the audited consolidated financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group".

(2)
Finance costs for the years ended 31 December 2012 and 2011 include losses on net monetary position amounting to €3.1 million and €7.8 million, respectively, arising from the CCH Group's Belarusian operation. Since the fourth quarter of 2011, Belarus has been considered a hyperinflationary economy for accounting purposes.

(3)
Refer to Note 5 (Property, plant and equipment) to the audited consolidated financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group".

In the year ended 31 December 2012, Adjusted EBITDA decreased by €94.6 million from the year ended 31 December 2011, and in the year ended 31 December 2011, Adjusted EBITDA decreased by €176.8 million from the year ended 31 December 2010. These changes were due to the same factors that contributed to the changes in the CCH Group's operating profit during the same periods.

ROIC

The CCH Group uses ROIC, an acronym for "Return on Invested Capital", as an important performance indicator to measure its success in utilising its existing asset base and allocating capital expenditures. ROIC serves as an additional indicator of the CCH Group's performance and not as a replacement for measures such as operating profit and profit after tax attributable to owners of the parent as defined and required under IFRS. Accordingly, this information is disclosed to permit a more complete analysis of the CCH Group's operating performance. ROIC, as calculated by the CCH Group, may not be comparable to similarly titled measures reported by other companies.

The CCH Group defines ROIC as follows:

Return on Invested Capital =	Operating profit + share of results of equity method investments – income tax expense – tax shield Capital employed

The CCH Group's "tax shield", which reflects the tax benefit that it receives on its borrowings, which has historically been calculated on the basis of CCH's interest expense multiplied by the relevant enacted Greek statutory tax rate. The CCH Group's "capital employed" equals the CCH Group's shareholders' equity plus its net borrowings.

The CCH Group's ROIC for 2012 was 5.6% and for 2011 was 7.2%. This is mainly attributable to the decreased operating profit by €112.6 million or 25% that was partially offset by the decreased taxes by €33.6 million or 34% in 2012 compared to 2011. Employed capital remained at the same levels of 2011 decreasing by €9.0 million compared to 2011, as the increase in shareholder's equity of €84.3 million was offset by a decrease in net borrowings of €93.3 million.

The CCH Group's ROIC for 2011 was 7.2% and for 2010 was 10.1% driven mainly by the decreased operating profit by €183.7 million or 29% partially offset by the decreased taxes by €39.0 million or 28.3% in 2011 compared to 2010. In addition employed capital decreased resulting from a decrease in shareholder's equity and net borrowings of €41.1 million and €73.4 million, respectively, in 2011 compared to 2010.

	Year ended 31 December
	2012	2011(1)	2010
	(euro in millions, except percentages)
Tax shield:
Finance costs, including losses on net monetary position	(101.1)	(103.9)	(82.8)
Greek statutory tax rate	20% (2)	20%	24%

	(20.2)	(20.8)	(19.9)
Numerator:
Operating profit	337.7	450.3	634.0
Share of results of equity method investments	11.6	9.4	10.4
Tax	(65.2)	(98.8)	(137.8)
Tax shield	(20.2)	(20.8)	(19.9)

	263.9	340.1	486.7

	Year ended 31 December
	2012	2011(1)	2010
	(euro in millions, except percentages)
Denominator:
Cash and cash equivalents	(439.1)	(447.4)	(306.7)
Short-term borrowings, less finance lease obligations and current portion of long-term borrowings	146.1	299.6	177.5
Current portion of long-term borrowings	391.3	—	304.9
Current finance lease obligations	17.6	21.9	48.8
Long-term borrowings, less current portion and finance leases	1,491.6	1,867.3	1,567.7
Long-term finance lease obligations	113.1	72.5	95.1

Net debt	1,720.6	1,813.9	1,887.3
Shareholders' equity	2,988.7	2,904.4	2,945.5

Capital employed	4,709.3	4,718.3	4,832.8

ROIC	5.6%	7.2%	10.1%

(1)
Comparative figures have been adjusted where necessary to reflect changes in accounting policies as detailed in the paragraph headed "Basis of preparation" in Note 1 to the audited consolidated financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group".

(2)
A Greek tax bill that was enacted on 23 January 2013 increased the general corporate income tax rate applicable to Greek-resident legal entities from 20% to 26%.

Going forward, as the proposed holding company of the CCH Group is incorporated in Switzerland, the basis of calculating ROIC may change following completion of the Share Exchange Offer.

Rounding

Percentages and certain amounts included in this Prospectus have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not be the precise sum of the figures that precede them.

Currencies

Unless otherwise indicated, all references in this document to "£," "pound sterling," "pence" and "p" are to the lawful currency of the United Kingdom; all references to "Swiss Franc" or "CHF" are to the lawful currency of Switzerland; all references to "$," "US$," "USD," "Dollars" or "US dollars" are to the lawful currency of the United States, and all references to "euro" and "€" are to the official currency of the member states of the EU that adopted the single currency in accordance with the Treaty Establishing the European Economic Community (signed in Rome on 25 March 1957), as amended by the Treaty of European Union signed in Maastricht on 7 February 1992. The following Territories in which the CCH Group operates have also adopted the euro as their official currency: Austria, Cyprus, Greece, Italy, Montenegro, the Republic of Ireland, Slovakia, Slovenia and, effective 1 January 2011, Estonia. Additionally, the currencies of six Territories in which CCH operates are pegged to the euro. The euro-pegged currencies of Latvia, Lithuania, the Former Yugoslav Republic of Macedonia, and prior to 1 January 2011, Estonia, are permitted to fluctuate within certain parameters whereas the currencies of Bosnia and Herzegovina and Bulgaria are not permitted to fluctuate.

No representation is made that the pound sterling, Swiss Franc, euro or US dollar amounts referred to in this Prospectus have been, could have been or could be converted into pound sterling, Swiss Franc, US dollars or euro at these particular rates or at any rates at all.

Unless otherwise specified, sales volume is measured in terms of unit cases sold. A unit case equals 5.678 litres or 24 servings of 8 US fluid ounces each. The unit case is the typical volume measure used in the CCH Group's industry.

Forward-looking Statements

This Prospectus contains forward-looking statements that involve risks and uncertainties, in particular under "Risk Factors", Part I: "Information on the CCH Group" and Part VI: "Operating and Financial Review and Prospects". These statements may generally, but not always, be identified by the use of words such as "believe", "outlook", "guidance", "intend", "expect", "anticipate", "plan", "target" and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding the CCH Group's future financial position and results, the CCH Group's outlook for 2013 and future years, business strategy and the effects of the global economic slowdown, the impact of the sovereign debt crisis, currency volatility, the CCH Group's recent acquisitions, and restructuring initiatives on the CCH Group's business and financial condition, the CCH Group's future dealings with TCCC, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. Existing Securityholders of CCH and prospective Ordinary Shareholders of the Company should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under "Risk Factors" included elsewhere in this Prospectus.

Although the CCH Group believes that, as at the date of this Prospectus, the expectations reflected in the forward-looking statements are reasonable, neither the Company nor the CCH Group can assure Existing Securityholders of CCH and prospective Ordinary Shareholders of the Company that the respective future results, level of activity, performance or achievements of the Company and the CCH Group will meet these expectations. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any forward-looking statements. After the date of this Prospectus, unless the Company is required by applicable laws, the Listing Rules, the Disclosure and Transparency Rules or the Prospectus Rules of the UK Listing Authority to update such forward-looking statements, it will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in the Company's or the CCH Group's expectations.

ENFORCEMENT OF JUDGMENTS IN SWITZERLAND

A judgment obtained in courts outside of Switzerland against the Company can only be recognised and enforced in the courts of Switzerland in accordance with, and subject to the requirements of, either applicable international treaties or the Swiss Private International Law Act. With respect to the United Kingdom, Greece or other EU member states, judgments in civil and commercial matters may generally be recognised or enforced in Switzerland based on the Convention on Jurisdiction and Enforcement of Judgments in Civil and Commercial Matters dated 30 October 2007 (the "Lugano Convention"), provided that the conditions for recognition and enforceability, respectively, under the Lugano Convention are met.

PART I:    INFORMATION ON THE CCH GROUP

Investors should read the whole of this Prospectus and not just rely upon the summarised information, including the tables, in this Part I. Where stated, information in this section has been extracted without material adjustment from section B of Part VIII: "Historical Financial Information of the CCH Group".

1.     History and Development of CCH and the CCH Group

The CCH Group was formed through the combination of Hellenic Bottling Company S.A. and Coca-Cola Beverages plc on 9 August 2000.

Hellenic Bottling Company S.A., a corporation incorporated under the laws of Greece in 1969, was headquartered in Athens. In 1981, Kar-Tess Holding acquired a 99.9% interest in Hellenic Bottling Company S.A. The shares of Hellenic Bottling Company S.A. were listed on the Athens Exchange in July 1991 and it became the largest non-financial company listed on the Athens Exchange. The Kar-Tess Group held an interest of approximately 68.6% in Hellenic Bottling Company S.A. immediately prior to its acquisition of Coca-Cola Beverages plc in August 2000.

Hellenic Bottling Company S.A.'s original territory was Greece, where TCCC granted it bottling rights in 1969. After 1981, Hellenic Bottling Company S.A. expanded its business through acquisitions and, immediately prior to the acquisition of Coca-Cola Beverages plc, operated bottling plants in 11 countries having an aggregate population of approximately 200 million. Hellenic Bottling Company S.A. had operations in Greece, Bulgaria, Armenia, the Former Yugoslav Republic of Macedonia (through an equity investment), Serbia, Montenegro, Northern Ireland, the Republic of Ireland, Nigeria, part of Romania, Moldova and part of the Russian Federation (through an equity investment).

In July 1998, Coca-Cola Amatil Limited, an Australian-based bottler of the products of TCCC, de-merged its European operations, resulting in the formation of Coca-Cola Beverages plc. These territories consisted of Austria, Switzerland, Croatia, the Czech Republic, Hungary, Poland, Slovakia, Slovenia, Belarus, Bosnia and Herzegovina, part of Romania and Ukraine. Coca-Cola Beverages plc also acquired the Northern and Central Italian bottling operations of TCCC. As a result, immediately prior to its acquisition by Hellenic Bottling Company S.A., Coca-Cola Beverages plc had bottling operations in 13 countries with an aggregate population of approximately 200 million. Coca-Cola Beverages plc was incorporated under the laws of England and Wales and was listed on the London Stock Exchange, with a secondary listing on the Australian Stock Exchange. Immediately prior to Coca-Cola Beverages plc's acquisition by Hellenic Bottling Company S.A., TCCC held, directly and indirectly, a 50.5% interest in Coca-Cola Beverages plc, the Olayan Group, a diversified multinational Saudi Arabian group which holds an interest in the bottler of products of TCCC for Saudi Arabia, held a 10.8% interest, while the remainder of Coca-Cola Beverages plc's shares were publicly held.

Following the acquisition of Coca-Cola Beverages plc, Hellenic Bottling Company S.A. was renamed Coca-Cola Hellenic Bottling Company S.A. and became the second largest bottler of products of TCCC in the world at that time, based on sales volume. The CCH Group retained its headquarters in Athens and CCH's shares were listed on the Athens Exchange, with secondary listings on the London Stock Exchange and the Australian Stock Exchange.

On 23 November 2001, the CCH Group purchased from TCCC all of its wholly-owned and majority-owned bottling operations in the Russian Federation through the purchase of the Cyprus holding company, Star Bottling Limited and LLC Coca-Cola Stavropolye Bottlers. The Russian operating subsidiary of Star Bottling Limited is LLC Coca-Cola HBC Eurasia following the merger of LLC Coca-Cola Vladivostok Bottlers in 2005. In addition, on the same date the CCH Group also purchased TCCC's 40% interest in Coca-Cola Molino Beverages Limited, a company in which the CCH Group already held the remaining 60%. As a result of this acquisition, the CCH Group gained the exclusive rights to sell and distribute products of TCCC throughout the Russian Federation. On 2 January 2002, the CCH Group completed the acquisition from TCCC of its bottling operations in the Baltic countries of Lithuania, Estonia and Latvia.

On 5 April 2006, the CCH Group successfully completed the tender offer for the outstanding share capital of Lanitis Bros Public Limited (subsequently renamed Lanitis Bros Limited), a beverage company in Cyprus, with a strong portfolio of products, including those of TCCC, as well as its own juice and dairy products. Following completion of the tender offer, the CCH Group acquired 95.4% of the share capital of Lanitis Bros Limited. The total consideration paid for these shares was €71.5 million (excluding acquisition costs) with the assumption of debt of an additional €5.6 million. Following completion of the tender offer, the CCH Group initiated a mandatory squeeze-out process in accordance with Cypriot law for the purposes of acquiring the remaining shares in Lanitis Bros Limited. Lanitis Bros Limited was subsequently delisted from the Cyprus Stock Exchange. Subsequent to the date of acquisition and up to 31 December 2006, the CCH Group acquired an additional 11,218,735 shares representing 4.5% of the share capital of Lanitis Bros Limited for a total consideration of €3.4 million, bringing the CCH Group's equity ownership to 99.9%. Effective 28 March 2008, the CCH Group sold the "Lanitis" juice trademarks to TCCC. In December 2008, the CCH Group acquired the remaining share capital of Lanitis Bros Limited, bringing its equity ownership to 100%.

On 11 December 2008, the CCH Group acquired 100% of Socib S.p.A. and related entities, the second largest Coca-Cola bottler in Italy. The territory of Socib S.p.A. covered the southern Italian mainland plus Sardinia. The total consideration for the transaction was €209.3 million (excluding acquisition costs), which included the assumption of debt of €38.9 million.

CCH listed its Existing ADSs on the New York Stock Exchange on 10 October 2002.

Since 2002, the CCH Group has expanded its presence in the combined Still and Water beverages category. The CCH Group acquired Römerquelle GmbH, an Austrian mineral water company (December 2003), Gotalka d.o.o., a Croatian mineral water company (January 2004), Bankya Mineral Waters Bottling Company EOOD, a Bulgarian mineral water company (June 2005), and the CCH Group developed the NaturAqua mineral water brand in Hungary (November 2002) and the Olimpja water brand in Bosnia (August 2004).

The CCH Group acquired jointly with TCCC, Valser Mineralquellen AG, a Swiss mineral water bottler (September 2002), Dorna Apemin S.A., Romania's premier sparkling mineral water company (December 2002), Multivita sp. z o.o., a Polish mineral water company (October 2003), Vlasinka d.o.o., a Serbian mineral water company (April 2005), the Multon Z.A.O. group, a leading Russian fruit juice producer (April 2005), Fresh & Co, a leading juice company in Serbia (March 2006) and Fonti del Vulture S.r.l., a producer of high quality mineral water in Italy with significant water reserves (July 2006).

The CCH Group also acquired a hot beverages vending operator in Hungary, Yoppi Kft. (August 2006), a direct full service vending company in Italy, Eurmatik S.r.l. (May 2007) and a company owning a newly constructed production facility in the Russian Federation, OOO Aqua Vision (September 2007). Eurmatik S.r.l. was subsequently sold in February 2011.

During 2011, the CCH Group acquired the remaining non-controlling interests in Nigerian Bottling Company plc and Coca-Cola HBC—Srbija d.o.o., bringing the CCH Group's interest in these subsidiaries to 100%.

2.     Organisational Structure

Upon completion of the Share Exchange Offer, it is intended that the Company will become the parent company of CCH and the ultimate holding company of the CCH Group. As at the date of this Prospectus, the Company has no operations and no material assets or liabilities other than in connection with the Share Exchange Offer.

The CCH Group's significant subsidiaries are listed in paragraph 3 of Part XIII: "Additional Information" and below is the organisational structure of the CCH Group immediately following completion of the Share Exchange Offer:

(1)
CCHBC AG is expected to own at least 90% of the total issued share capital of CCH based on the Acceptance Condition; exact percentage ownership is subject to the level of acceptance of the Share Exchange Offer and any Greek Statutory Squeeze-out and/or Greek Statutory Sell-out. Following completion of the Greek Statutory Squeeze-out and/or Greek Statutory Sell-out, the Company is expected to own the entire issued share capital of CCH.

(2)
Effective 1 August 2012, Elxym S.A. was re-named Coca-Cola HBC Greece S.A.I.C.

(3)
CC Beverages Holdings II B.V. is the holding company for all of the CCH Group's operating subsidiaries in each territory other than the Russian Federation.

(4)
Star Bottling Limited is the holding company for all of the CCH Group's Russian operating subsidiaries.

A full list of CCH's significant subsidiaries and undertakings and their respective country of incorporation and percentage ownership interest is set out in paragraph 3 of Part XIII: "Additional Information".

3.     Business Overview

Business and products

The CCH Group owns, controls and operates a network of independent bottling plants and warehousing and distribution systems. The CCH Group operates 71 plants and 299 filling lines and maintains 287 distribution centres and 80 warehouses throughout the CCH Group's Territories. The CCH Group principally produces, sells and distributes non-alcoholic ready-to-drink beverages under bottlers' agreements and franchise arrangements with third parties and under its own brand names. The CCH Group also distributes beer and third party premium spirits in certain of its central and eastern European operations. The scale and reach of the CCH Group's distribution network and production capacity is a key element in its ability to deliver on its commercial objectives of developing and growing the range and penetration of its portfolio of products in each of the CCH Group's Territories.

The CCH Group produces, sells and distributes an extensive portfolio of non-alcoholic ready-to-drink beverages. The CCH Group's business is principally engaged in producing, selling and distributing non-alcoholic ready-to-drink beverages under bottlers' agreements with TCCC. In some Territories, the CCH Group also produces, sells, distributes and markets its own brands of juice and Water beverages. In addition, the CCH Group bottles and distributes beer in Bulgaria and the Former Yugoslav Republic of Macedonia and the CCH Group distributes a selected number of third party premium spirit brands in certain central and eastern European operations. The CCH Group is one of the largest bottlers of non-alcoholic ready-to-drink beverages in Europe, operating in 28 countries with a total population of approximately 581 million people (including the CCH Group's equity investment in Brewinvest S.A., a business engaged in the bottling and distribution of beer in Bulgaria and BrewTech B.V., a business engaged in the bottling and distribution of beer and non-alcoholic ready-to-drink beverages in Bulgaria in the Former Yugoslav Republic of Macedonia). In the year ended 31 December 2012, the CCH Group sold approximately 2.1 billion case units, generating net sales revenue of €7.0 billion. In the year ended 31 December 2011, the CCH Group sold approximately 2.1 billion unit cases, generating net sales revenue of €6.8 billion.

The products that the CCH Group produces, sells and distributes include Sparkling beverages and Still and Water beverages. The combined Still and Water beverages category includes juices, waters, sports and energy drinks and other ready-to-drink beverages such as teas and coffees. In the year ended 31 December 2012, the Sparkling beverages category accounted for 69% and the combined Still and Water beverages category accounted for 31% of the CCH Group's sales volume, as compared, respectively, to 68% and 32% in the year ended 31 December 2011. The CCH Group sells, produces and distributes products in a range of flavours and package combinations which vary from country to country.

The CCH Group is one of TCCC's key bottlers. TCCC considers the CCH Group to be a strategic partner, based on factors such as size, geographic diversification and financial and management resources, and in which TCCC has a significant equity interest. In their day-to-day business relationship, TCCC and the CCH Group work closely together to maximise the success of TCCC's brand-related business. Whereas TCCC's focus is on general consumer marketing and brand promotion of TCCC's products (involving, for example, building TCCC brand equity, analysing consumer preferences and formulating general strategies and media advertising plans), the CCH Group has primary responsibility for, and controls, the customer relationships and route to market in each of its relevant Territories and develops and implements its own sales and marketing strategy in each of its relevant Territories.

The CCH Group has entered into bottlers' agreements with TCCC for each of the Territories under which the CCH Group has the right to exclusively produce and, subject to certain limitations, sell and distribute products of TCCC in each of these Territories. Sales of products of TCCC (including trademarked beverages of joint ventures to which TCCC is a party) represented approximately 96% of the CCH Group's total sales volume in the year ended 31 December 2012, with sales of products under the Coca-Cola brand, the world's most recognised brand, representing approximately 41% of the CCH Group's total sales volume in that period. In addition to the Coca-Cola brand, the CCH Group's other core brands include Fanta, Sprite, Coca-Cola light (which the CCH Group sells in some of its Territories under the Diet Coke trademark) and Coca-Cola Zero. The CCH Group's core brands together accounted for approximately 63% of its total sales volume in the year ended 31 December 2012. The CCH Group also produces, sells and distributes a broad range of brands of other Sparkling, Still and Water beverages which varies from country to country. It also distributes third party premium spirits which also vary from country to country. The CCH Group is committed to exploring new growth opportunities in the Sparkling, Still and Water beverages category with TCCC by introducing new products and packages that satisfy the changing demands and preferences of consumers for those products in the CCH Group's markets. The CCH Group is also committed to expanding its distribution of third party premium spirits.

For further information on the CCH Group's relationships with the TCCC Entities, see Part IV: "CCH's Relationship with TCCC, Kar-Tess Holding and Other Related Parties".

Markets

The CCH Group divides its Territories into three reporting segments. The Territories included in each segment share similar socio-economic characteristics, consumer habits, per capita consumption levels, as well as regulatory environments, growth opportunities, customers and distribution infrastructures. The CCH Group's three reporting segments are as follows:

•
Established Countries, which are Italy, Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland and Cyprus;

•
Developing Countries, which are Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia and Slovenia; and

•
Emerging Countries, which are the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including the Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and (through an equity investment) the Former Yugoslav Republic of Macedonia.

Strengths

World's leading brands

The CCH Group produces, sells and distributes Coca-Cola, the world's leading brand of non-alcoholic ready-to-drink beverages in terms of sales volume and the world's most recognised brand. The other brands licensed to the CCH Group by TCCC are also among the leading brands in their market categories. In particular, Coca-Cola light (which the CCH Group sells in some of its Territories, under the Diet Coke trademark), Sprite and Fanta, together with Coca-Cola, are four of the world's five best selling non-alcoholic ready-to-drink beverages in terms of sales volume.

Key bottler of TCCC

The CCH Group is the second largest independent bottler of products of TCCC in the world in terms of net sales revenue and the second largest in terms of volume reflecting its strategic importance within the Coca-Cola bottling system. The CCH Group operates in 28 countries with a total population of approximately 581 million. The CCH Group works closely with TCCC, utilising their respective skills and assets to maximise the opportunities to increase sales in the CCH Group's Territories and, ultimately, increase value to the CCH Group's shareholders over the long-term.

Balanced portfolio of markets

The CCH Group has a balanced mix of markets, including more mature markets in its Established and Developing Countries and markets with high-growth potential in its Emerging Countries. This balance allows the CCH Group to minimise external financing of its long-term growth and limit its exposure to the effects of potential economic or political instability in some of the CCH Group's Territories.

Significant markets with high-growth potential

The CCH Group believes that many of its Developing and Emerging Countries are underdeveloped in terms of Sparkling beverages and Still and Water beverages consumption, as indicated by the total non-alcoholic ready-to-drink beverages' per capita consumption levels. As the beverage of choice in the CCH Group's Emerging and Developing Countries continues to evolve from tap water and homemade drinks towards branded, premium Sparkling, Still and Water beverages, the CCH Group believes that it is well positioned to capture a substantial share of this market growth. Not only is there an opportunity for sales revenue growth in these Territories through increased market penetration, but Territories such as Nigeria generally have a more favourable demographic profile for Sparkling beverages consumption since there are larger numbers of young people who generally consume more Sparkling beverages and the population growth rate in Nigeria is much higher than in the CCH Group's Established and Developing Countries.

Developed production and distribution capability

Since 2002, the CCH Group has invested approximately €4.9 billion in property, plant and equipment, to modernise its plant infrastructure and to expand the availability of cold drink equipment such as coolers. The CCH Group also maintains 287 distribution centres and 80 warehouses and it operates 71 plants and 299 filling lines throughout the CCH Group's Territories. As a result, the CCH Group believes that it has the production capacity and distribution infrastructure to meet volume growth at a relatively low incremental capital cost and to expand the availability of its products, especially the more profitable single-serve packages.

In many of the Territories in which the CCH Group operates, it believes its distribution network is the most extensive in the Sparkling beverages and Still and Water beverages sectors.

Large and skilled sales force

The CCH Group believes that it has one of the largest and best-trained sales forces in the non-alcoholic ready-to-drink beverages industry in each of its Territories, employing an average of 39,736 full-time employees (on a full-time equivalent basis) across its operation for the year ended 31 December 2012. This allows the CCH Group to work closely and develop strong relationships with its customers.

Substantial scale benefits

The CCH Group's scale offers significant opportunities arising from the sharing of knowledge and best practices across its Territories, procurement savings, and coordination and optimisation of investment planning, including capital expenditure.

Experienced management

The CCH Group's senior management team has extensive experience in the non-alcoholic ready-to-drink beverages industry. This provides the CCH Group with strong knowledge of the industry, familiarity with its customers, and understanding of the development, manufacture and sale of its products.

Strategy

The CCH Group's strategic objective is to maximise shareholder value over time. The CCH Group's management uses the following key measures to evaluate the CCH Group's performance: volume, market share, net sales revenue per unit case, Adjusted EBITDA, free cash flow and ROIC. For further details on the CCH Group's calculation of Adjusted EBITDA and ROIC, see the paragraph headed "Presentation of Information".

In order to achieve this objective, the CCH Group has devised a strategy based on the following four strategic pillars:

•
Community Trust: caring for the communities in which the CCH Group operates by adding value, which helps the CCH Group win their trust, loyalty and build a long-lasting reputation for its business;

•
Consumer Relevance: refreshing the CCH Group's consumers and catering to their evolving needs and preferences;

•
Customer Preference: developing the CCH Group's markets by delivering superior services to its customers; and

•
Cost Leadership: improving efficiency and optimising use of capital, while driving overall cost efficiency throughout the organisation.

A key enabler of the CCH Group's four strategic initiatives is building people capabilities, ensuring that the CCH Group has talent in key positions throughout the organisation and investing in the CCH Group's people to drive a high performance mindset now and in the future.

Caring for the communities in which the CCH Group operates.

The CCH Group understands that sustainable growth for its business goes hand in hand with sustainable development for its communities. The CCH Group is deeply committed to creating value for these communities and building its reputation as a trusted partner and a force for positive change.

The CCH Group remains committed to leading initiatives aimed at wastewater treatment, energy, efficiency and climate protection and efforts aimed at reducing the amount of raw materials used in the CCH Group's packaging. At the same time, the CCH Group continues to promote active lifestyles, encourage community and volunteer work and support road safety.

Refreshing the CCH Group's consumers and catering to their evolving needs and preferences

Consumer needs and demands are constantly evolving throughout the CCH Group's markets. In order to remain relevant to its consumers the CCH Group establishes clear category and brand priorities and defines focused objectives. The CCH Group drives innovation by continuously building on its strong family of brands and introducing new flavours and packages, launching existing brands in new markets and re-launching or reinvigorating existing brands where appropriate. For example, in many of the CCH Group's markets where adults are a growing segment of the consumer base, the CCH Group has launched several product innovations to ensure it meets their expectations. The CCH Group sells Coke Zero, a full-flavour no-calorie Coca-Cola beverage that is popular among adult consumers, in 19 out of its 28 markets. In addition, by undertaking the distribution of a select number of premium spirit brands, the CCH Group is well placed to capitalise on an increasingly important consumption opportunity:

the attractiveness of the CCH Group's products as mixers with premium spirits in restaurants and on other "immediate consumption" occasions.

The CCH Group blueprint for ensuring ongoing consumer relevance can be summarised in a simple formula: availability; affordability; acceptability; activation and attitude.

Availability means placing the CCH Group's range of products within easy reach of consumers in the "right" package, in the "right" location, at the "right" time. The CCH Group focuses on developing strong relationships with its customers in order to ensure that the "right" products are in stock, highly visible and readily accessible wherever and whenever consumers may desire a non-alcoholic beverage.

Affordability means offering a wide variety of desirable, premium quality products, in packages appropriate for the occasion, at the "right" price. In doing so, the CCH Group aims to reach as many consumers as possible while taking into account the differing levels of purchasing power in the Territories in which it operates.

Acceptability means supplying an extensive and growing range of products that meet the highest quality standards in each country, enhancing their acceptability to consumers. The CCH Group's experience in quality control, customer service and efficient distribution, combined with a detailed understanding of consumer needs and access to the most effective communications channels, allows it to reach out to customers and consumers in each of the CCH Group's markets and meet their demands.

Activation means motivating consumers to choose the CCH Group's products by improving product availability and attractiveness at the point of purchase and by building brand strength in its local markets. The CCH Group achieves this in close cooperation with its customers through the placement of cold drink equipment, such as coolers and vending machines, the provision of signage and other point of sale materials and the implementation of local marketing and promotional initiatives.

Attitude is about the way the CCH Group's sales representatives and its people behave every day in their interactions with the customers ensuring that the CCH Group meets their needs with an objective to become a preferred supplier.

Developing the CCH Group's markets by delivering superior customer services

The retail environment for beverages continues to transform rapidly, with the shift towards modern, large-scale and discount retail formats expanding to more of the CCH Group's markets. The CCH Group response has been to re-emphasise "customer preference" as a core value of its business. This means building true partnerships that create sustainable value and profitable growth for the CCH Group's business and its customers across all key channels. By finding new ways to win together in the marketplace, the CCH Group aims to be the preferred supplier to all of its customers. To achieve this, the CCH Group has adopted a comprehensive set of initiatives designed to build collaborative customer relationships and ensure excellent execution.

In order to ensure that the CCH Group is executing in ways that drive consumer relevance and revenue growth, the CCH Group has developed a strategic tool that is called "OBPPC" (Occasion, Brand, Price, Package, Channel), which the CCH Group has turned into an integral part of its business: for each consumption occasion, the CCH Group offers relevant brands and in appropriate packages, at the right price, in the target channel. This strategic tool, when backed by rigorous market research and innovative in-store solutions, is a powerful way of identifying and capturing untapped opportunity in the markets that the CCH Group serves. The CCH Group begins by conducting a detailed analysis of the shopping experience: the different occasions that motivate consumers to shop, the retail customer environment and the product offering in a market outlet. From this, the CCH Group gains insights about brand, package and price offers that best suit the consumer's specific needs and, based on those, it develops in-store executions for that channel that will grow revenue both for the CCH Group's customers and for its business. Finally, the CCH Group assesses the results and adjusts execution strategies accordingly.

In addition, over the last few years, the CCH Group introduced the concept of joint value creation with key customers, which is built on the premise that beverages offer significant growth not only for the CCH Group, but also for its retail customers. The CCH Group has also established customer care centres that provide a single and efficient point of contact between customers and the CCH Group leading to improved satisfaction scores.

Finally, the CCH Group's execution in the marketplace is enhanced through its "Hellenic Good Morning!" initiative whereby the CCH Group's sales force teams in each country meet on a daily basis, set key targets for each day, review results from the previous day and reward best performers.

The level of the CCH Group's execution success in the market is monitored and improved through a 360 degree process which consists of creating the plan of success for each channel, defining the standards for execution excellence, tracking actual performance through market surveys and then coaching the sales force while rewarding successful performance.

Improving efficiency and optimising use of capital, while at the same time driving cost efficiency throughout the CCH Group

The CCH Group has benefited from the increase in its size over the past years:

•
by centralising the CCH Group's strategic procurement function, it has been able to optimise its raw materials and packaging costs; and

•
by implementing best practices across the CCH Group, it has been able to improve its manufacturing, sales and distribution systems.

The CCH Group intends to continue taking advantage of these benefits of scale to improve the efficiency of its operations. In 2011, the CCH Group's shared services project, the Coca-Cola Hellenic Business Services Organisation, commenced operations in Sofia, Bulgaria. The objective of the Coca-Cola Hellenic Business Services Organisation is to standardise, encourage partnership in, and simplify key finance and human resources processes, which in turn, is expected to improve productivity and efficiency within the CCH Group's country operations at a reduced cost. The CCH Group's finance and human resources transactional processes have been successfully transitioned in a phased approach over 2011 and 2012 in 19 of its countries and 3 corporate offices. The CCH Group intends to integrate more countries and processes in the Coca-Cola Hellenic Business Services Organisation over the next 12-18 months. The CCH Group will continue to balance investment in new production and distribution infrastructure with improved utilisation of existing capacity. The CCH Group also continues to invest in advanced IT systems in some of its markets to enhance productivity.

As part of the CCH Group's effort to optimise its cost base and sustain competitiveness in the market place, the CCH Group has undertaken and expects to continue to undertake restructuring initiatives, which are expected to deliver benefits in the form of reduced costs in cost of goods sold and operating expenses, as well as improved cash flows. Such restructuring initiatives mainly concern reducing employee costs, outsourcing of certain functions, as well as optimising the supply chain infrastructure. The CCH Group is also engaged in an ongoing process of adjusting and restructuring its distribution systems in order to improve customer service, reduce costs and inventory levels and increase asset utilisation.

At the same time, the CCH Group continues to manage its capital expenditure carefully by focusing its investment on more profitable areas of its business, such as cold drink equipment for use in its immediate consumption channels, such as restaurants and cafés, bars, kiosks, grocery stores, gas stations, sports and leisure venues and hotels. Products sold in the immediate consumption channels typically generate lower volume and higher margins per retail outlet than the future consumption channels. Through the careful management of its capital expenditure, the efficient deployment of its assets, including cold drink equipment and distribution infrastructure, across the CCH Group's Territories and the use of appropriate financing arrangements, the CCH Group aims to optimise the utilisation of its capital.

Besides managing the allocation of its capital resources, the CCH Group constantly monitors its prevailing cost base and seeks to manage its operating expenses, a critical element for its long-term strategy for market leadership and sustainable growth. At the heart of this strategy are the CCH Group's ongoing efforts to create a cost management mindset and nurture a culture of cost ownership throughout the organisation. Encouraging all of the CCH Group's people to "act like owners" of the business is an important element in creating a cost base that will not only be competitive in the context of the CCH Group's industry, but also sustainable in the long-term.

Finally, the CCH Group's IT infrastructure, especially following the roll-out of SAP 'Wave 2' in 26 out of its 28 Territories, is already acting as a critical enabler in achieving all of the above cost leadership initiatives.

4.     Distribution

Distribution channels

The CCH Group classifies different categories of customers into two broad distribution channels based on the type of consumption that they supply:

•
future (mainly at home) consumption, where consumers buy beverages in multi-serve (typically one litre and above or multi-package) packages for consumption at a later time; and

•
immediate or impulse (mainly away from home) consumption, where consumers buy beverages in chilled single-serve (typically 0.5 litre or smaller) packages and fountain products for immediate consumption.

The CCH Group then segments these two broad channels further into specific channels, such as hypermarkets, supermarkets, discount stores, grocery stores, wholesalers, hotels, restaurants and cafés, entertainment centres and offices in order to collate data and develop marketing plans specific to each channel. Some of these channels, such as grocery stores, fall into both consumption channels. For all channels and consumption occasions, the CCH Group strives to offer consumers the appropriate choice of beverage categories and brands to address their refreshment and hydration needs. At the same time, the CCH Group also strives to satisfy its customers' service and business needs.

Future consumption

The CCH Group's principal future consumption channels are traditional grocery stores, supermarkets, hypermarkets and discount stores. Products sold in the CCH Group's future consumption channels typically generate higher volume and lower margins per retail outlet than those sold in its immediate consumption channels.

The CCH Group believes that one key to success in future consumption channels is working effectively with customers by driving total category growth in order to achieve favourable product placement at the point of sale. Key account managers are an important part of this strategy.

The CCH Group continuously develops and implements marketing and promotional programmes to profitably increase volume in its future consumption channels. Examples include price promotions on multi-serve multi-packs, offering gifts for multiple purchases, running prize competitions and product sampling events.

The CCH Group has begun to coordinate with its customers on optimising its supply chain through data exchange and other initiatives that help the CCH Group avoid out-of-stock events, while streamlining inventory management.

Since the early 1990s, major retailers such as hypermarket and supermarket chains, have grown and consolidated significantly in many of the Territories in which the CCH Group operates. Such retailers are increasing their market share within the retail sector and account for a growing proportion of retail sales. The most international among them have also built powerful information systems which allow them to analyse their purchases across countries and compare prices and the profitability of the CCH Group's products. Some have also created international buying offices or participate in international buying groups that seek to establish agreements with suppliers at an international level. In addition, in some Territories, hypermarkets and supermarket chains have developed or may develop their own private label products that compete directly with products of the CCH Group.

Immediate consumption

The CCH Group's immediate consumption channels include restaurants and cafés, bars, kiosks, gas stations, sports and leisure venues, hotels and offices. Products sold in the CCH Group's immediate consumption channels typically generate lower volume and higher margins per retail outlet than its future consumption channels.

The CCH Group believes that consumers generally prefer consuming its beverages chilled. Accordingly, a key strategy to increase sales in the immediate consumption channel is to ensure that products are available at the right temperature by making the CCH Group's products available in cold drink equipment, such as coolers. This type of investment also expands the CCH Group's marketplace for impulse consumption by reaching consumers in areas not served by traditional retail outlets, such as offices.

The CCH Group's focus in its Developing and Emerging Countries, such as Poland, Ukraine, the Russian Federation and Nigeria, is to build a basic cold drink infrastructure through the placement of cold drink equipment. The CCH Group believes that this will enable it to capitalise on opportunities from the expected long-term development of retail outlets in the immediate consumption channel.

As in the CCH Group's future consumption channels, key account management is also necessary in certain immediate consumption channels, such as national or international quick-service restaurant groups.

Distribution infrastructure

The CCH Group operates a mixed distribution system under which it delivers its products to the ultimate point of sale directly or indirectly through wholesalers and independent distributors.

The CCH Group delivers its products to the point of sale directly using its own fleet of vehicles or dedicated independent third party carriers where appropriate, based on the structure of the local retail sector and other local considerations. By establishing a dedicated direct delivery capability in certain of its Territories, the CCH Group has been able to reach customers in areas where few adequate alternative distribution systems are available. In these Territories, the CCH Group believes that direct delivery to customers represents a significant competitive advantage by enabling closer customer relationships and greater influence over how the CCH Group's products are presented to consumers. Direct delivery facilitates relevant local marketing and allows the CCH Group to analyse and respond to retail demand and consumer purchasing patterns through merchandising and in-store execution.

In all of its Territories, the CCH Group coordinates and monitors its deliveries through its own warehouse and distribution network and control centres. The CCH Group's direct delivery system covers a significant portion of its customers across its Territories through 287 distribution centres. Deliveries are generally made between 24 and 48 hours from the time an order is taken. The CCH Group is engaged in an ongoing process of adjusting and restructuring its distribution systems in order to improve customer service, reduce costs and inventory levels and increase asset utilisation.

Wholesalers fulfil an important role in the distribution of most retail product categories. The CCH Group is working to develop closer relationships with its key wholesalers to ensure that all elements of its sales and marketing efforts are implemented as effectively as possible and that appropriate customer service levels are met.

5.     Production

The CCH Group produces its Sparkling beverages by mixing treated water, concentrate and sweetener. The CCH Group carbonates the mixture and fills it into refillable or non-refillable containers on automated filling lines and then packages the containers into plastic cases, cardboard cartons or encases them in plastic film on automated packaging lines.

The CCH Group's processed table waters, Eva and Bonaqua, are produced by purifying water, subsequently filled into glass and plastic packages for distribution. The CCH Group adds a certain mix and quantity of minerals supplied by TCCC to Bonaqua water as part of the production process. The CCH Group also adds carbon dioxide to carbonated Bonaqua products. For the purposes of its Bonaqua production in Slovakia only, the CCH Group extracts and bottles natural spring water from a water source. The majority of the CCH Group's water products, other than Bonaqua and Eva, are natural spring or mineral waters. The CCH Group produces them by bottling water drawn directly from a water source or well using automated filling lines.

The CCH Group's non-carbonated products are produced by mixing treated water with, depending on the product, concentrated juice and/or concentrate flavours and sugar. They are then pasteurised and filled, in one of three ways: aseptically into multi-layer cardboard or plastic packages; by way of hot-filling and sealing in glass or aluminium packages; or by pasteurising the product in glass or aluminium packages after it is filled and sealed in the container.

The CCH Group's dairy products are produced from fresh milk to which it applies a separation process to remove the cream. The cream is then added back into the milk at various percentages depending on requirements for the final product and the final product is subsequently pasteurised. Surplus cream is then transferred to another line, which is used only for cream pasteurisation. The final products are filled into plastic bottles and distributed to the market place in chilled storage.

Sealed cans and bottles are imprinted with date codes that allow the CCH Group to fully trace the product's point of origin, including the production line on which it was produced, the production batch and the time of filling. This allows the CCH Group to identify the ingredients, production parameters and primary packaging used to manufacture each product. The date codes also permit the CCH Group to track products in the trade and to monitor and replace inventory in order to provide fresh products. The CCH Group purchases all of the packages for its products from third parties, except in the case of PET bottles which, in many of its production facilities, the CCH Group manufactures itself from preforms or resin.

Quality assurance and food safety

The CCH Group believes that ensuring its products are safe and of a high quality is critical to the success of its business. The CCH Group is fully committed to maintaining the highest standards in each of its Territories with respect to the purity of water, the quality of its other raw materials and ingredients and the integrity of its packaging.

The CCH Group continuously monitors the production process for compliance with these standards. The CCH Group has sophisticated control equipment for the key areas of its processes to ensure that it complies with applicable specifications. The CCH Group manages these control systems through formalised quality management systems compliant with the ISO 9001 standard. As part of the CCH Group's infrastructure optimisation process, five production facilities were closed by 31 December 2012. Reflecting these changes, 69 of 71 production sites had achieved ISO 9001 certification by 31 December 2012. The CCH Group has implemented Hazard and Critical Control Points food safety programmes to ensure the safety and hygiene of its products. By 31 December 2012, 69 of 71 plants are certified to ISO 22000. This programme will expand to the two remaining manufacturing facilities in 2013. Throughout 2012, the CCH Group continued to enhance its food safety management systems by achieving one additional certification to FSSC 22000, the Global Food Safety Initiative ("GFSI") endorsed food safety management system, resulting in 66 of 71 plants certified to this standard. Independent quality audits are also performed regularly to confirm that the CCH Group complies with quality standards, to assess the effectiveness of its quality and food safety management systems and to assure that all of its key controls are independently validated. By 31 December 2012, 89 quality system and 74 food safety system audits were conducted by independent agencies. In addition, 35 compliance audits were conducted on behalf of TCCC. These audits were performed in the CCH Group's production facilities comprising Sparkling beverages and/or juice plants, milk and mineral water plants, including the production facilities of the CCH Group's joint venture operations.

The CCH Group maintains a quality control laboratory at each production facility for the testing of raw materials, packaging and finished products to ensure that they comply with local regulatory requirements and the strict quality standards stipulated in the CCH Group's bottlers' agreements with TCCC. The CCH Group is also required to obtain supplies of raw materials (ingredients and packaging) exclusively from suppliers approved by TCCC.

In addition, the CCH Group regularly undertakes quality audits in its distribution channels to check compliance with package and product specifications. This process involves taking regular random samples of beverages from various channels and testing them against established quality criteria and conducting age surveys of product in the trade.

6.     Property, plant and equipment

Distribution

The CCH Group's distribution centres are strategically located centres through which its products may transit on their route to the customers and where the CCH Group's products are stored for a limited period of time, typically three to five days. The CCH Group's central warehouses are part of its bottling plants' infrastructure to store larger quantities of its products for a longer period of time (typically seven to ten days) than the CCH Group's distribution centres. The CCH Group maintains a flexible logistic footprint, consolidating its distribution operation and adapting to market needs, and transferring in certain markets into cross-dock operations.

The following table sets forth the number of the CCH Group's distribution centres and warehouses for each segment and each country within that segment as at 31 December 2012:

	Number of distribution centres	Number of warehouses
Established Countries:
Austria	8	3
Cyprus	4	2
Greece	6	5
Italy	8	7
The Republic of Ireland and Northern Ireland	2	2
Switzerland	4	3

Total Established Countries	32	22

Developing Countries:
Estonia	1	—
Latvia	1	—
Lithuania	1	1
Croatia	6	2
Czech Republic	1	1
Hungary	6	2
Poland	18	3
Slovakia	1	1
Slovenia	—	2

Total Developing Countries	35	12

Emerging Countries:
Armenia	29	1
Belarus	6	1
Belarus-Multon	—	1
Bosnia and Herzegovina	3	1
Bulgaria	1	2
Former Yugoslav Republic of Macedonia	11	2
Moldova	—	1
Nigeria	57	13
Romania	18	3
Russian Federation	78	15
Russian Federation-Multon	—	2
Serbia and Montenegro	7	3
Ukraine	10	1

Total Emerging Countries	220	46

Total	287	80

Production

The CCH Group operated 71 plants as at 31 December 2012 (excluding the snack food plant), a number of the CCH Group's Territories work together with third party contract packers, which manufacture products on the CCH Group's behalf. In general, third party contract packers account for a very small proportion of the CCH Group's overall production, but are particularly useful in respect of new product categories (such as aseptic PET juices and sports/isotonic drinks, coffee, juices in glass, kvass in PET). The use of third party contract packers for Sparkling beverages is in significant decline.

The following table sets forth the number of the CCH Group's plants and filling lines for each segment and each country within that segment as at 31 December 2012:

	Number of plants(1)	Number of filling lines(2)
Established Countries:
Austria(3)	1	10
Cyprus	2	6
Greece	5	27
Italy	7	33
The Republic of Ireland and Northern Ireland	1	6
Switzerland	3	7

Total Established Countries	19	89

Developing Countries:
Estonia(4)	—	—
Latvia(4)	—	—
Lithuania(4)	1	2
Croatia	2	6
Czech Republic	1	5
Hungary	2	10
Poland	3	13
Slovakia	1	4
Slovenia(5)	—	—

Total Developing Countries	10	40

Emerging Countries:
Armenia	1	2
Belarus	1	3
Belarus-Multon(9)	1	2
Bosnia and Herzegovina	1	4
Bulgaria	2	10
Former Yugoslav Republic of Macedonia(6)	1	7
Moldova	1	1
Nigeria	13	41
Romania	3	15
Russian Federation	12	34
Russian Federation-Multon(7)	2	23
Serbia and Montenegro(8)	3	15
Ukraine	1	13

Total Emerging Countries	42	170

Total	71	299

(1)
Excludes the snack food plant in Greece.

(2)
Excludes snack food production lines.

(3)
In February 2012, the CCH Group announced the closure of its plant in Vienna and consolidated its manufacturing capacity in Austria into its enlarged plant at Edelstal.

(4)
The CCH Group produces the majority of products for the Estonian and Latvian market in Lithuania.

(5)
The CCH Group produces products for the Slovenian market in Austria, Croatia, Czech Republic, Hungary and Italy.

(6)
Includes plants and filling lines of AD Pivara Skopje of which the CCH Group owns 49.3%. AD Pivara Skopje is engaged in the bottling and distribution of the CCH Group's products in the Former Yugoslav Republic of Macedonia.

(7)
Includes plants and filling lines of Multon Z.A.O. group, a joint venture of which the CCH Group owns 50% and which is engaged in the bottling and distribution of the CCH Group's juice products in the Russian Federation.

(8)
Includes plants and filling lines of Fresh & Co d.o.o Subotica. and Vlasinka d.o.o. Beograd-Zemun, joint ventures of which the CCH Group owns 50% and which are engaged in the bottling of the CCH Group's juice and water products in Serbia and Montenegro.

(9)
Includes Vlanpak juice plant and its two Brik lines that formally belonged to Multon Z.A.O group and is engaged in bottling operations.

As part of the CCH Group's infrastructure optimisation process, in January 2012, the CCH Group reduced production infrastructure in Poland by closing its plant in Lodz. In February 2012, the CCH Group announced the closure of its plant in Vienna and the transfer of its Sparkling beverages production to its water plant in Edelstal, which will provide a modern and efficient production plant for both Water and Sparkling beverages in Austria. The CCH Group anticipates that the move to Edelstal will be finalised in the first quarter of 2013. In recent years, the CCH Group has made substantial investments in developing modern, highly automated production facilities throughout its Territories. In certain cases, this has also entailed establishing plants on greenfield sites and installing the CCH Group's own infrastructure where necessary to ensure consistency and quality of supply of electricity and raw materials, such as water.

The CCH Group use computer modelling techniques to optimise its production and distribution cost structure on a country-by-country and regional basis. The CCH Group's system seeks to optimise the location and capacity of its production and distribution facilities based upon present and estimated market demand.

The CCH Group believes that it has a modern and technologically advanced mix of production facilities and equipment that is sufficient to satisfy current and estimated future demand. The CCH Group also believes that its production facilities and equipment give it the ability to further increase its production capacity at a relatively low incremental capital cost. The CCH Group aims to continually improve the utilisation of its asset base and carefully manage its capital expenditure.

The Directors of the Company are of the opinion that there are currently no material environmental issues that affect the CCH Group's utilisation of any property or other tangible fixed asset. For the three years ended 31 December 2012, and in the context of the CCH Group taken as a whole, the CCH Group is of the view that in relation to its controlled assets, there have been no material breaches of any material applicable environmental laws and regulations.

7.     Products

The CCH Group produces, sells and distributes Sparkling, Still and Water beverages under the brands of TCCC in all of its Territories. The CCH Group also produces, sells and distributes Sparkling beverages under the brands that TCCC acquired for certain Territories from Cadbury Schweppes plc in 1999. Schweppes Holdings Limited, a wholly-owned subsidiary of TCCC, has granted to the CCH Group the rights to produce, sell and distribute these beverages in the Republic of Ireland, Northern Ireland, Nigeria, the Russian Federation, Bulgaria, Bosnia and Herzegovina, Croatia, Ukraine, the Former Yugoslav Republic of Macedonia, Slovenia, Serbia and Montenegro, Estonia, Lithuania and Latvia. In some of its Territories, the CCH Group produces, sells and distributes Still and Water beverages (including ready-to-drink tea) licensed by Beverage Partners Worldwide, a joint venture between TCCC and Nestlé S.A. TCCC owns the trademarks for all of the beverages of TCCC that the CCH Group produces, sells and distributes in each country in which the CCH Group operates. As a result, the CCH Group relies on TCCC to protect its brands in the CCH Group's markets.

In some of its Territories, the CCH Group also produces, sells, distributes and markets its own brands. These include the CCH Group's range of Amita juices in Greece and Italy, its mineral water, Avra, in Greece and Cyprus, the CCH Group's Deep River Rock packaged water and Fruice juices in the Republic of Ireland and Northern Ireland, and the CCH Group's Lanitis dairy products in Cyprus. The CCH Group also distributes certain Sparkling, Still and Water beverages and other products which it purchases from other companies unaffiliated with TCCC in some of the CCH Group's Territories. The CCH Group also distributes certain third party premium spirits in some of the CCH Group Territories.

In the year ended 31 December 2012, Sparkling beverages of TCCC accounted for 68% of the CCH Group's sales volume, Still and Water beverages of TCCC, principally Bonaqua, Dorna and Valser waters, Cappy juices and Powerade, together with Nestea, licensed to the CCH Group by Beverage Partners Worldwide, accounted for approximately 28% of the CCH Group's sales volume. In the year ended 31 December 2012, other beverages, principally its Amita juices and Avra waters, accounted for approximately 4% of the CCH Group's sales volume. The following table sets forth the CCH Group's top five brands in the year ended 31 December 2012 in terms of sales volume as a percentage of its total sales volume:

Sales volume in the year ended 31 December 2012 as a percentage of total sales volume
Coca-Cola	41%
Fanta	10%
Sprite	7%
Bonaqua/Bonaqa	5%
Nestea	5%

Total	68%

The CCH Group offers its beverages in both refillable and non-refillable packages and in a range of flavours designed to meet the demands of its consumers. The main packaging materials for the CCH Group's beverages are PET, glass and cans. In addition, the CCH Group provides fast food restaurants and other immediate consumption outlets with fountain products. Fountains consist of dispensing equipment that mixes the fountain syrup with carbonated or still water, enabling fountain retailers to sell finished Sparkling, Still and Water beverages to consumers in cups or glasses. The following table sets forth some of the CCH Group's products, including: products that TCCC and third parties have licensed to the CCH Group; products that the CCH Group owns; and third party products that it distributes.

Products licensed from TCCC (Sparkling)	Products licensed from TCCC (Still and Water)	Products licensed from third parties	The CCH Group's own products	Third party products distributed by the CCH Group
Coca-Cola/Coke
Coca-Cola light/Coke light/Diet Coke
Coca-Cola Zero/Coke Zero
Cherry Coca-Cola/Cherry Coke
Coca-Cola light with lemon/
Diet Coke with lemon
Vanilla Coke
Fanta
Fanta light
Fanta Zero
Sprite
Sprite light
Sprite Zero
Ali
Bajoru Gira
Beverly
Burn
BPM
Dr. Pepper
Frisco
Fruktime
Gladiator
Kinley
Krest
Krushka & Bochka Kvass
Lift
Lilt
Limca
Linnuse
Mezzo Mix
Nalu
Pilskalna
Relentless
Schweppers
Ultra
Viva	Bankia
Bistra
Bonaqa/Bonaqua/Bon-Acqua
botaniQ(1)
Cappy
Diva
Dobry/Dobriy
Dobriy Mors
Dorna
Eva
Enviga
Felicia(2)
Five Alive
Jurassic Well
Kropla Beskidu
Kropla Mineralów
Lanitis Juice
Lilia(2)
Lilia Frizzante(2)
Matúsov Pramen
Mickey Mouse
Minute Maid
Multivita
NaturAqua
Nico
Oasis
Olimpija
Poiana Negri
Powerade
Real
Rich
Römerquelle
Rosa
Solaria(2)
Sveva(2)
Toka(2)
Valser
Yasli-Sad	Almdudler illyissimo(4) Joy Magic Summer Nestea(5) RIO Sens Tuborg Soda(6) Tuborg Tonic Water(6)	Amita Avra Deep River Rock Fruice Frulite Lanitis Milk Lyttos Next(8) Su-Voce(8) Tanora Zelita Tsakiris snacks Kykkos	Amstel(9)
Appletiser
Asti Martini(10)
Bacardi(10)
Bacardi Breezer(10)
Bombay Sapphire(10)
Canada Dry
Brugal(13)
Chambord(12)
Cointreau(3)
Cutty Sark(13)
Early Times(12
el Jimador(12))
Famous Grouse(13)
Feldschlösschen(14)
Finlandia(12)
Gentleman Jack(12)
Heineken(9)(14)
Highland Park(13)
Herradura(12)
Jack Daniel's(12)
Kaiser(9)
Louis XIII(3)
Martini(10)
Master(9)
Maximus(12)
MB Pils(9)
Metaxa(3)
Monster(7)
Pago
Pepe Lopez(12)
Rivella(14)
Remy Martin(3)
Rezangyal(11)
Schlossgold(9)
Southern Comfort(12)
Southern Comfort and Lime(12)
St Remy(3)
The Macallan(13)
Vittel
Woodford Reserve(12)

(1)
The CCH Group acquired the "botaniQ" trademark as part of the acquisition of OOO Aqua Vision on 4 September 2007. The trademark was sold on 29 February 2008 to the Multon Z.A.O. group, a joint venture operated by TCCC and the CCH Group.

(2)
These brands were originally owned by Fonti del Vulture S.r.l., a water company in Italy, which the CCH Group purchased jointly with TCCC in July 2006. In October 2008, the brands of Fonti del Vulture S.r.l were transferred to TCCC.

(3)
The CCH Group distributes Remy Cointreau products in Ukraine pursuant to a distribution agreement entered into in June 2010 and in Bosnia, Croatia and Serbia and Montenegro pursuant to a distribution agreement entered into in April 2012.

(4)
The CCH Group sells and distributes premium ready-to-drink coffee under the "illyissimo" brand across several of its Territories under distribution agreements with Ilko Coffee International Srl.

(5)
The CCH Group produces, sells and distributes Nestea under a bottlers' agreement with Beverage Partners Worldwide.

(6)
The CCH Group produces, sells and distributes Tuborg Soda and Tonic Water under a licence from Carlsberg Breweries A/S.

(7)
The CCH Group distributes Monster products in Hungary, Czech Republic and Slovakia pursuant to distribution agreements entered into in April 2010. In addition, the CCH Group distributes Monster products in Bulgaria pursuant to a distribution agreement entered into in November 2010. Further, the CCH Group distribute Monster products in Austria and Switzerland pursuant to a distribution agreement entered into in August 2010, in Greece and Cyprus pursuant to a distribution agreement entered into in February 2011 and in Estonia, Latvia and Lithuania pursuant to a distribution agreement entered into in June 2011.

(8)
These brands are owned by Fresh & Co, a juice company in Serbia, which the CCH Group purchased jointly with TCCC in March 2006.

(9)
The CCH Group distributes Heineken products in the south-west region of the Republic of Ireland and the Former Yugoslav Republic of Macedonia. In March 2008, the CCH Group entered into an agreement with Heineken to distribute Amstel, Heineken, Master, MB Pils, Kaiser and Schlossgold products in Serbia and Montenegro.

(10)
The CCH Group distributes Bacardi Limited products in Hungary, pursuant to a distribution agreement entered into in June 2008.

(11)
The CCH Group distributes Rezangyal products in Hungary pursuant to a distribution agreement signed in June 2010.

(12)
The CCH Group distributes Brown-Forman products in Hungary, Ukraine, Serbia/Croatia and Russia pursuant to distribution agreements entered into in January 2006, April 2008, August 2009 and October 2010, respectively.

(13)
The CCH Group distributes the Edrington Group products in Serbia, Croatia, Hungary and Ukraine pursuant to distribution agreements entered into in March 2010 and in Bosnia pursuant to distribution agreements entered into in June 2011.

(14)
The CCH Group distributes Rivella and Heineken beer brands (Heineken and Feldschlösschen) via the Swiss Home Delivery Channel.

8.     The CCH Group's Operations

The CCH Group's Territories encompass whole countries except Italy, where the CCH Group's Territory excludes Sicily, and Northern Ireland, which is the only region of the United Kingdom in which the CCH Group operates.

The following table illustrates certain key economic indicators for the Territories within each segment for the year ended 31 December 2012.

	The CCH Group's total (Sparkling and non-Sparkling) volume (million unit cases) for the year ended 31 December 2012(1)(2)	Country (or, if different, Territory) population (million) for the year ended 31 December 2012	GDP per capita ($) for the year ended 31 December 2012(4)
Established:
Italy (excl. Sicily)(3)	309.0	55.8	29,824
Greece	108.5	11.2	22,757
Switzerland	81.9	8.0	77,840
Austria	90.8	8.4	46,330
The Republic of Ireland and Northern Ireland	64.8	6.4	43,033
Cyprus	15.9	0.9	25,629

Established Countries(5),(6)	670.9	90.7	35,609

Developing:
Poland	172.6	38.2	12,302
Hungary	83.2	10.0	12,934
Czech Republic	56.0	10.6	18,337
Croatia	26.5	4.4	13,061
Slovakia	24.5	5.5	16,726
Lithuania	8.9	3.2	12,873
Latvia	8.2	2.0	13,316
Slovenia	6.8	2.0	22,461
Estonia	6.7	1.3	15,987

Developing Countries(5),(6)	393.4	77.2	13,945

	The CCH Group's total (Sparkling and non-Sparkling) volume (million unit cases) for the year ended 31 December 2012(1)(2)	Country (or, if different, Territory) population (million) for the year ended 31 December 2012	GDP per capita ($) for the year ended 31 December 2012(4)
Emerging:
Russian Federation	371.0	141.9	13,765
Nigeria	181.9	164.7	1,654
Romania	162.7	21.3	8,029
Ukraine	87.8	45.4	3,971
Serbia (including the Republic of Kosovo) and Montenegro	87.3	10.0	4,807
Bulgaria	56.6	7.3	6,974
Belarus	32.8	9.4	6,202
Bosnia and Herzegovina	18.5	3.9	4,262
Former Yugoslav Republic of Macedonia	—	2.1	4,935
Armenia	7.1	3.4	3,135
Moldova	6.2	3.5	2,136

Emerging Countries(5),(6)	1,011.9	412.9	6,732

All Territories(5),(6)	2,076.2	580.9	12,202

Plus: Exports	8.5

All Territories (reported)	2,084.7

Sources: Information on country or Territory population and GDP per capita has been obtained from The World Economic Outlook Database, International Monetary Fund, October 2012, except for the population of the CCH Group's Italian Territory (see footnote (3) below) and Northern Ireland. Population data for Northern Ireland has been obtained from the Northern Ireland Statistics and Research Agency. Information on the population and GDP per capita for the Republic of Kosovo has been obtained from the World Bank.

(1)
One unit case corresponds to 24 servings of eight US fluid ounces.

(2)
The total volume for Italy represents the volume in respect of both distribution of products of TCCC in the CCH Group's Territory of total Italy (excluding the island of Sicily) and the distribution of the water products of Fonti del Vulture S.r.l across the whole of Italy.

(3)
The population figure provided for Italy is based on information obtained from The World Economic Outlook Database, International Monetary Fund, October 2012, which is then adjusted by the CCH Group to exclude the island of Sicily, which does not form part of its Italian Territory.

(4)
The GDP per capita of Italy represents the GDP per capita of Italy as a whole. The GDP per capita reported for Ireland reflects a population-weighted average of the GDP per capita for the Republic of Ireland and Northern Ireland (as based on the GDP for the United Kingdom).

(5)
Population-weighted average for all Territories in the category was used for the GDP per capita calculation.

(6)
Exports are not included in the volume.

Established Countries

Introduction

The CCH Group's Established Countries are Italy, Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland and Cyprus. These countries have traditionally enjoyed a relatively high degree of political and economic stability and have broadly similar economic characteristics. Further, they typically exhibit higher levels of disposable income per capita relative to the CCH Group's Developing and Emerging Countries, which enhances the affordability of the CCH Group's products, especially its more profitable single-serve packages designed for immediate consumption.

Macroeconomic and trading conditions have deteriorated in some of the CCH Group's Established Countries in the last two years, particularly in Greece, the Republic of Ireland and more recently Italy. The ongoing sovereign debt crisis in the European Union and particularly in the eurozone has resulted in a slowdown and, in many cases, a contraction in the real GDP of the CCH Group's Established Countries. At the same time, deteriorating consumer confidence and rising unemployment had an adverse impact on consumer demand.

The CCH Group's Established Countries are generally characterised by high consumer sophistication. The most important trend generally affecting the future consumption channel in the CCH Group's Established Countries is an increasing concentration of the retail sector. This is further accentuated by a shift in demand towards at-home consumption, in recent years reflecting the reduction of disposable income in most Territories in the segment. Activation at final points of sale is also a key focus of the CCH Group's sales and marketing efforts in these Territories.

The CCH Group sells its products in its Established Countries through a combination of wholesalers and the CCH Group's direct delivery system. The CCH Group has taken certain initiatives to consolidate its production network by rationalising facilities, through consolidation, relocation of manufacturing lines, and streamlining of warehouses. The Established Countries that have principally benefited from such initiatives include the Republic of Ireland and Northern Ireland, Austria, Italy and Greece.

Net sales revenue in the CCH Group's Established Countries amounted to €2,701.8 million in the year ended 31 December 2012, €2,834.8 million in the year ended 31 December 2011 and €2,861.6 million in the year ended 31 December 2010, which accounted for 38.4%, 41.6% and 42.3% of its total net sales revenue in the years ended 31 December 2012, 2011 and 2010, respectively.

Italy

The CCH Group's business in Italy encompasses the manufacture and distribution of the products of TCCC, as well as water products of Fonti del Vulture S.r.l. across all of Italy, excluding the island of Sicily. Fonti del Vulture S.r.l. was acquired jointly with TCCC in July 2006. In December 2008, the CCH Group acquired Socib S.p.A., the second largest Coca-Cola bottler in Italy, with a franchise territory consisting of southern Italy and the island of Sardinia, which together include approximately 24% of the Italian population. In February 2011, the CCH Group sold Eurmatik S.r.l., a direct full service vending company acquired in May 2007. The CCH Group's Territory in Italy encompasses over 90% of the Italian population. The CCH Group believes that it is one of the largest bottlers of non-alcoholic ready-to-drink beverages in the Territory (based on a NARTD volume share of 8.8% and a value share of 20.1%, according to Nielsen data as at 31 December 2012) and the leader in the Sparkling beverages category in terms of sales volume and value (based on a Sparkling volume share of 50.7% and a value share of 61.6%, according to Nielsen data as at 31 December 2012).

In the year ended 31 December 2012, the CCH Group achieved a sales volume of 309.0 million unit cases, a decrease of 3.5% compared to the year ended 31 December 2011. Sparkling beverages category volume declined by 4.6% and combined Still and Water beverages category volume declined by 1%, in 2012 compared to 2011. Difficult economic conditions in Italy negatively impacted consumer confidence and spending decisions of households. In addition, unemployment increased to 11.1% at the end of 2012 (higher by 1.8% compared to prior year), with youth unemployment reaching 37%, a level that is the highest in many years and among the highest in Europe. At the end of 2011, after Italian sovereign debt was downgraded by the main rating agencies and the spread between Italian and German Treasury bonds reached the highest figure since the introduction of Euro, the Italian government introduced a significant austerity bill, including a VAT increase of 2%, an additional increase of 1% is scheduled for July 2013, plus new or increased direct taxes intended to fulfil Italy's European commitment to balance the budget in 2013. These measures are likely to negatively impact gross domestic product and employment in Italy in the short and medium term, and could lead to social unrest, which could adversely affect the CCH Group's results of operations. Though the risk premiums on government securities have contracted recently, the weakness of domestic demand and the concerns for growing unemployment rate in 2013 is confirmed by the latest data and by business surveys.

Greece

The CCH Group has operated in Greece since 1969 and believes that it is the largest bottler of non-alcoholic ready-to-drink beverages (based on a NARTD volume share of 33% and a value share of 55.4%, according to IRI data as at 31 December 2012) and the leader in the Sparkling beverages category in Greece in terms of sales volume and value (based on a Sparkling volume share of 69.4% and a value share of 78.4%, according to IRI data as at 31 December 2012). The CCH Group's strength in the Greek Sparkling beverages category has been complemented by its success in the Greek combined Still and Water beverages category, where it is the leading producer of fruit juices with its Amita and Frulite brands in terms of sales volume and value (based on a juice category volume share of 46.9% and value share of 53.2%, according to IRI data as at 31 December 2012) and Water with the CCH Group's Avra mineral water and Lyttos brands. Immediate consumption channels, including those associated with the tourism industry, are particularly important for the CCH Group's business in Greece. The Greek market is very fragmented and thus the CCH Group sells the majority of its products to wholesalers and distributors, which distribute the CCH Group's products to small outlets. Direct delivery is limited to certain customers, including supermarket chains and other key accounts.

The CCH Group achieved a sales volume of 108.6 million unit cases, including exports, in the year ended 31 December 2012. The CCH Group's total sales volume decreased by 13.8% compared to the year ended 31 December 2011. The adverse economic environment, the negative impact from the implementation of numerous waves of austerity measures (including pension and salary reductions, imposition of solidarity tax and additional real estate tax) that reduced disposable income further and led to a strong decline of private consumption, the increase of VAT in non-alcoholic beverages and juices from 13% to 23% since September 2011 as well as the political instability that resulted in two rounds of elections in May and June 2012, significantly reduced the CCH Group's profitability, despite its restructuring efforts. However, the CCH Group continues to maintain its long-term focus while adapting its business to a new economic environment characterised by austerity measures.

Austria

The CCH Group believes that it is the largest bottler of non-alcoholic ready-to-drink beverages (based on a NARTD volume share of 18.4% and a value share of 22.9%, according to Nielsen data as at 28 December 2012) and the leader in the Sparkling beverages category in Austria in terms of sales volume and value (based on a Sparkling volume share of 43.9% and a value share of 58.3%, according to Nielsen data as at 28 December 2012). In addition to the core brands of TCCC, the CCH Group's Sparkling beverages portfolio includes Mezzo Mix and Almdudler, a popular national sparkling beverage, as well as the energy drinks Burn and Monster, which were launched in Austria at the end of 2008 and 2010, respectively. In addition, Römerquelle is the third largest Water brand in Austria and constitutes 20% of its sales volume (based on a Water volume share of 13.3% and a value share of 21.7%, according to Nielsen data as at 28 December 2012).

The Austrian retail market is highly concentrated with two major retailers holding approximately 64% of fast-moving consumer goods market share (according to a report by GfK in 2012). The retail trade has accounted for most of the CCH Group's growth over the past three years. Since June 2012, the CCH Group's products have been listed with the largest discounter in Austria, which provides access to 100% of the Austrian retail trade. For sales in the immediate consumption channel, the CCH Group relies on a combined direct and indirect service system with two key wholesalers servicing half of the CCH Group's Austrian hotel, restaurant and café customers. In line with the CCH Group's route-to-market strategy, it has continuously increased its efforts to activate all of its direct, as well as indirect accounts to improve quality and availability in the more profitable immediate consumption channel. On 1 January 2011, SAP 'Wave 2' was rolled-out in Austria, enhancing the CCH Group's commercial capabilities.

In the year ended 31 December 2012, the CCH Group achieved a sales volume of 92.6 million unit cases, including exports, an increase of 2% compared to 2011. This increase is primarily driven by the listing with a leading discounter in Austria and increased export activity, while the sales to the immediate consumption channel declined by 2.6%. While the total Austrian non-alcoholic ready-to-drink beverages market has declined in volume in all categories except energy drinks, the CCH Group increased its non-alcoholic ready-to-drink beverages volume share by 0.4% compared to 2011, including an increase in Sparkling category beverage volume share of by 1.8% (according to Nielsen data as at 31 December 2012).

In 2011, the CCH Group introduced a new water production line at its plant in Edelstal. The new Ultra-Clean line enables the CCH Group to step into new categories such as children's drinks and more diversified packaging. This will help the CCH Group to meet future water growth rates, to increase its water profitability and to reduce costs.

Furthermore, the CCH Group reviewed its production and logistic infrastructure in Austria and decided to combine its two production sites into one plant. As a result, in 2012, the CCH Group invested €42.9 million in Edelstal to enlarge the Römerquelle site. Production from Vienna was moved to Edelstal and the Vienna production site was closed down by the end of August 2012. The CCH Group also expects to move the warehouse facilities to Edelstal in the first quarter of 2013. The new consolidated production and warehouse facility is expected to increase efficiency, improve production line utilisation and significantly reduce the production and warehouse costs.

Switzerland

The CCH Group believes that it is the largest bottler of non-alcoholic ready-to-drink beverages in Switzerland in terms of sales volume (based on a NARTD volume share of 16.8%, according to Nielsen data as at 31 December 2012). In addition to the core Sparkling beverage brands of TCCC, the CCH Group's Sparkling beverage brands include Ali and Kinley, its Still and Water category beverages brands include Valser mineral water, Nestea ice teas, Minute Maid juices, Powerade sports drinks and Monster in the energy sub-category. The CCH Group decided to withdraw Burn from its energy portfolio in 2011. The CCH Group believes that its mix of Sparkling, Still and Water beverages provides the CCH Group with flexibility to address the changing preferences and tastes of Swiss consumers. In the hotel, restaurant and café channel, representing nearly 40% of the Swiss volume, the distribution system for non-alcoholic ready-to-drink beverages relies primarily on wholesalers that are highly concentrated. As a result, the CCH Group's relationship with its key wholesalers is particularly important. In 2012, the CCH Group continued the successful implementation of the wholesaler partner model, which has significantly improved the manner in which the CCH Group interacts with key customers. This partnership model is instrumental in providing the CCH Group with better access to its customers and data transparency at the outlet level, which ultimately improves the CCH Group's understanding of the end consumer. In order to further promote the CCH Group's home delivery business, the CCH Group decided to spin off this business unit to a separate wholly-owned subsidiary under the name Valser Service AG. On 1 January 2012, SAP 'Wave 2' was rolled-out in Switzerland, with a view to enhancing the CCH Group's commercial capabilities and further increasing the CCH Group customer satisfaction levels.

The CCH Group achieved sales volume of 82.4 million unit cases, including exports, in the year ended 31 December 2012, which represented a decrease of 3.5% compared to the year ended 31 December 2011 mainly due to the appreciation of the Swiss Franc relative to the euro, which resulted in a continued negative impact on the tourism industry and consumer shopping habits. In the retail channel, the CCH Group was able to further grow its sales as a result of the 2010 introduction of its products in one of the largest retailers in Switzerland, where the CCH Group is listed with the Coca-Cola brands. The CCH Group has also expanded its training and development programme to all target groups in the commercial department and has invested strongly in new marketing programmes and materials for marketplace activation. Among other factors, this contributed to an improvement in household penetration of Coca-Cola and Nestea brands in the year ended 31 December 2012. In addition, the CCH Group enhanced sales focus on its Coca-Cola brands through the use of new outlet activation standards. The CCH Group also continued to drive distribution of its Nestea range of products and further expanded the sales force coverage of the workplace channel, where the CCH Group believes that there is good growth potential. All these activities contributed to the increased market share of Coca-Cola brands by 0.2% and of Nestea range of products by 0.3% (according to Nielsen data as at 31 December 2012).

The Republic of Ireland and Northern Ireland

The CCH Group believes it is the largest bottler of non-alcoholic ready-to-drink beverages in the Republic of Ireland and Northern Ireland (based on a NARTD volume share of 31.3% and a value share of 33.5%, according to Nielsen data as at 31 December 2012) and the leader in the Sparkling beverages category in terms of sales volume and value (based on a Sparkling volume share of 55.5% and a value share of 62.8%, according to Nielsen data as at 31 December 2012). The CCH Group's strategy has been to diversify its portfolio of Sparkling, Still and Water beverages. The CCH Group's brands in the juice sub-category include Fruice, Pure juice and Oasis. The CCH Group's primary Water brand, Deep River Rock, is proprietary to it and is the largest brand in the market in terms of value and the second largest brand in terms of sales volume (based on a brand value share of 16.1% and a volume share of 10.9%, according to Nielsen data as at 31 December 2012). In the Republic of Ireland and Northern Ireland, the CCH Group sells the majority of its products to independent wholesalers and distributors that distribute its products to smaller outlets, and the CCH Group delivers its products directly to certain key customers, including supermarket chains. On 1 January 2012, SAP 'Wave 2' was rolled-out in Ireland, which the CCH Group believes will enhance its commercial capabilities and increase its customer satisfaction levels.

In the year ended 31 December 2012, the CCH Group achieved sales volume of 70.9 million unit cases, including exports, in Ireland, which represented a decrease of 6.1% compared to the year ended 31 December 2011. The CCH Group's Sparkling beverages volume decreased by 0.6% in the year ended 31 December 2012, due to sustained discounting from the CCH Group's competitors. Water beverages category volume also decreased by 1.1% compared to 2011, with shoppers shifting to lower priced retailer brands. The ambient juice segment continued to decline in 2012, and overall the juice category decreased by 7.7% in 2012 compared to 2011, continuing the trend of the past 4 years. The CCH Group expects that the overall non-alcoholic ready-to-drink beverages market in the Republic of Ireland and Northern Ireland will continue to decline in 2013, as the combination of tax increases and cuts in government spending will further negatively affect demand and growth opportunities.

Developing Countries

Introduction

The CCH Group's Developing Countries are Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia and Slovenia. Apart from Croatia, all of the CCH Group's Developing Countries joined the EU on 1 May 2004. All of the CCH Group's Developing Countries have market-oriented economies. The CCH Group's Developing Countries generally have lower disposable income per capita than its Established Countries and continue to be exposed to economic volatility from time to time.

Macroeconomic conditions had been positive in the CCH Group's Developing Countries in years prior to 2008, with all Territories experiencing positive real GDP growth. However, economic growth has slowed or reversed in the last three years as a result of the global financial and credit crisis. In 2012 and 2011, GDP growth and unemployment stabilised in the CCH Group's Developing Countries compared to 2010, when GDP growth declined and unemployment increased. Currency fluctuations can have an impact on the CCH Group's net sales revenue in its Developing Countries, particularly in times of high economic volatility. The entry of all of the CCH Group's Developing Countries, other than Croatia, into the EU, has resulted in increased political stability due to their gradual alignment with the principles, objectives and regulations of the EU.

The CCH Group's Developing Countries are typically characterised by lower net sales revenue per unit case than in its Established Countries. TCCC's products were introduced in the early 1990s in most of the CCH Group's Developing Countries, where they have since become established premium brands. Consumers in some Developing Countries continue to move away from tap water and homemade drinks to branded products as beverages of choice. In addition, consumers in these markets have shown an increasing interest in branded beverages associated with well-being and fitness, such as water and juices.

The non-alcoholic ready-to-drink beverages market tends to be fragmented in the CCH Group's Developing Countries, with no single market participant typically holding a leading share in more than one market category. In addition, consumers tend to be more price-sensitive in the CCH Group's Developing Countries than in its Established Countries. Consequently, the CCH Group's products often face competition from local non-premium brands, which, in a number of cases, have been present in the market for many years and remain popular with consumers.

The CCH Group believes that its Developing Countries offer significant growth opportunities for both its Sparkling, Still and Water beverages and the CCH Group is committed to maximising these opportunities by introducing existing and new products, flavours and packages in both the future consumption and the immediate consumption channels. The CCH Group plans to support the increased presence of its products across both the future and immediate consumption channels with its route-to-market systems and the increased availability of coolers and other cold drink equipment.

Net sales revenue in the CCH Group's Developing Countries amounted to €1,148.1 million in the year ended 31 December 2012, €1,161.5 million in the year ended 31 December 2011 and €1,140.0 million in the year ended 31 December 2010, which accounted for 16.3%, 17% and 16.9% of its total net sales revenue in the years ended 31 December 2012, 2011 and 2010, respectively.

Poland

Poland is the CCH Group's largest Developing Country in terms of both population and sales volume. The CCH Group believes it is the largest bottler of non-alcoholic ready-to-drink beverages in Poland in terms of sales volume (based on a NARTD volume share of 12.5%, according to Nielsen data as at 31 December 2012). Poland's low urbanisation and large population represent an opportunity for growth of the CCH Group's business. In addition to the core brands of TCCC, the CCH Group's Sparkling beverages brands include Lift. The CCH Group's portfolio of Water brands in Poland includes Kropla Beskidu and Multivita Kropla Mineralow, whilst its portfolio of energy brands was enlarged with the addition of the Monster brand. The CCH Group continued to face a significant shift towards modern trade channels in Poland with fast growing discounters. The CCH Group continuously adapts its business model to address this transition. During 2011, the CCH Group rolled-out SAP 'Wave 2' in Poland, and the CCH Group believes it has enhanced its commercial capabilities and increased its customer satisfaction levels.

The CCH Group has invested in cold drink equipment, an upgrade of its aseptic line to improve production reliability and reduce costs, a new environmentally friendly water bottle and new Sparkling beverages packages were also introduced. The CCH Group has also continued investment in extending the Radzymin plant infrastructure, which is expected to be a platform for future capacity growth and logistics efficiency increase.

In the year ended 31 December 2012, the CCH Group achieved sales volume of 172.6 million unit cases in Poland, which represents a slight decrease of 0.5% compared to the year ended 31 December 2011, mainly due to the decline in fragmented trade by 10.1% that was almost fully offset by the strong growth in discounters channel by 20.8%, supported by the successful promotional activity and the introduction of the CCH Group's OBPPC strategy. However, the CCH Group's Sparkling beverages volume increased by 5.2% and energy drinks volume increased by 45.3% in the year ended 31 December 2012 compared to the year ended 31 December 2011, which resulted in market shares gains in both categories. The CCH Group's remaining categories volume declined compared to 2011 (tea by 13.4%, Water by 15.4%, juices by 21.5% and sports drinks by 11.9%) reflecting the shifting of volume from traditional trade to discounters and to private labels.

During 2012, the CCH Group upgraded and concentrated its production infrastructure by closing its Lodz plant and relocating production to its other plants, installed a new high efficiency PET line as well as new packaging line for the storage and transportation of liquids and further invested in the upgrading of the CCH Group's returnable glass bottle and aseptic lines to improve production reliability and reduce costs. The CCH Group has also continued investment in extending the Radzymin plant infrastructure, which is expected to be a platform for future capacity growth and logistics efficiency increase.

During the first half of 2012, Poland was the co-host of the UEFA Euro 2012 tournament, which offered a unique opportunity to Poland. The CCH Group utilised this occasion to strengthen its association with football in Poland through activation, market execution and customer relationship activities.

Hungary

The CCH Group believes that it is the largest bottler of non-alcoholic ready-to-drink beverages in Hungary in terms of sales volume and sales value (based on a NARTD volume share of 20.8% and a value share of 42%, according to Nielsen data as at 31 December 2012). Hungary has one of the most developed Sparkling beverages markets in Central and Eastern Europe. In addition to the core brands of TCCC, the CCH Group's Sparkling beverages brands in Hungary include Kinley and Lift, while its Still and Water beverages brands include Naturaqua mineral water and Naturaqua Emotion (flavoured water). Other brands include the range of Nestea ice teas, Cappy juices, Cappy Icefruit juice drinks, Burn and Monster energy drinks and Powerade sports drinks. The CCH Group also distributes a portfolio of premium spirits, including Brown-Forman and Bacardi Martini products and a Hungarian spirit called Rézangyal, as well as certain products of The Edrington Group. On 1 January 2011, SAP 'Wave 2' was rolled-out in Hungary. The CCH Group believes it has enhanced its commercial capabilities and increased its customer satisfaction levels.

In 2012, the CCH Group achieved sales volume of 83.2 million unit cases in Hungary, which represents a decrease of 3.4% compared to the year ended 31 December 2011, as the economic conditions in the country remained challenging and consumer confidence was among the lowest in Europe, while GDP continued to contract. The CCH Group's Water beverages category volume decreased by 1.6% in the year ended 31 December 2012, compared to the year ended 31 December 2011, driven by the strong market competition and a general decline in consumption. In the juice category, the CCH Group's volume decreased by 1.3% in the year ended 31 December 2012, compared to the year ended 31 December 2011. The CCH Group's energy drink category has still not recovered from the impact of the introduction of a new public "health tax", which caused a 40% price increase in its portfolio of Burn and Monster products. As a result of this dramatic price increase, the CCH Group suffered a 51.3% decline in volume compared to year ended 31 December 2011. The CCH Group continued its distribution of Brown-Forman and Bacardi Martini products and a Hungarian spirit called Rézangyal, as well as certain products of The Edrington Group.

Emerging Countries

Introduction

The CCH Group's Emerging Countries are the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including the Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and the Former Yugoslav Republic of Macedonia. These Territories are exposed to greater political and economic volatility and have lower per capita GDP than the CCH Group's Developing or Established Countries. As a result, consumer demand in the CCH Group's Emerging Countries is especially price sensitive, making the affordability of the CCH Group's products even more important. The global financial and credit crisis has exacerbated such structural issues in the CCH Group's Emerging Countries. The CCH Group seeks to promote its products through a strategic combination of revenue growth management, packaging and promotional programmes taking into account local economic conditions.

The CCH Group's Emerging Countries were the first to be affected by the global financial and credit crisis of 2008. Since then, the CCH Group has not experienced concrete and sustained evidence of recovery. Even though GDP appears to have stabilised and in some cases returned to growth in 2011 and 2012 in some of these Territories, unemployment remained at relatively high levels and currencies were very volatile, particularly in the first half of 2012.

Most of the CCH Group's Emerging Countries are characterised on average by lower net sales revenue per unit case than its Established and Developing Countries. Consumers in some emerging markets are moving away from tap water and homemade drinks as their principal beverages and have shown an increasing interest in branded beverages. In some of the CCH Group Emerging Countries, consumers are showing particular interest in juices and branded waters.

In general, the CCH Group's Emerging Countries have a relatively undeveloped distribution infrastructure and a fragmented retail sector. In order to expand the availability of the CCH Group's products, its priority has been to establish reliable distribution networks through a combination of its own direct delivery system and independent distributors and wholesalers where this is economically more efficient. The CCH Group also focuses on improving the availability of chilled products by placing coolers and other cold drink equipment in the market.

The CCH Group believes that its Emerging Countries provide significant growth opportunities. Some of the factors that influence these growth opportunities include relatively low consumption rates, population size (especially in the Russian Federation, Nigeria and Ukraine) and favourable demographic characteristics, notably the larger proportion of young people in countries such as Nigeria who typically consume a higher amount of Sparkling beverages.

Net sales revenue in the CCH Group's Emerging Countries amounted to €3,194.8 million in the year ended 31 December 2012, €2,828.0 million in the year ended 31 December 2011 and €2,760.0 million in the year ended 31 December 2010, which accounted for 45.3%, 41.4% and 40.8% of its total net sales revenue in the years ended 31 December 2012, 2011 and 2010, respectively.

Russian Federation

The CCH Group is the exclusive bottler of the products of TCCC for all of the Russian Federation and the CCH Group believes it is the largest bottler of Sparkling beverages in the Russian Federation in terms of sales volume (based on a Sparkling volume share of 36.7%, calculated based on Nielsen data as at 31 December 2012). In addition to the core brands of TCCC, the CCH Group produces and sells in the Russian Federation other products of TCCC, such as popular local brands Fruktime and Dobry Lemonade, offered in flavours familiar to Russian consumers, as well as Schweppes-branded mixer products. The CCH Group has also launched "Kruzhka i Bochka", which is a traditional malted beverage called "Kvass" and is very popular among Russian consumers. The CCH Group's juice brands in the Russian Federation include Rich and Dobry, which comprise the product portfolio of the Multon Z.A.O. group, the third largest juice producer in terms of volume (based on a volume share of 18.9%, calculated based on Nielsen data as at 31 December 2012), and was jointly acquired with TCCC in April 2005. The CCH Group's main non-Sparkling brands are Bonaqua water and Nestea ice teas. The CCH Group also sells and distributes energy drink Burn and the range of Powerade sports drinks. In October 2010, the CCH Group entered into an agreement with Brown-Forman to distribute Brown-Forman beverages.

In the year ended 31 December 2012, the CCH Group achieved sales volume of 371.0 million unit cases in Russia, which represents an increase of 10.4% compared to the year ended 31 December 2011. The CCH Group sales volume increased across all key categories in 2012, with market share of 19.7% (calculated based on Nielsen data as at 31 December 2012, excluding juices). The positive performance in the category of total Sparkling beverages where sales volume increased by 12.6% compared to the year ended 31 December 2011, was driven by the CCH Group's focus and its investments in the its flagship brand Coca-Cola regular. Similarly, the tea category sales volume grew by 25.2%, supported by new packaging, energy category sales volume grew by 21.3%, mainly as a result of the development of new stock keeping units, while the Water category sales volume resisted the negative market category but recorded a decrease of 2.9%. Also, juice sales volume increased by 13.4%, with strong growth across all of the CCH Group's core brands.

The CCH Group continues to invest in its manufacturing facilities, sales equipment and distribution infrastructure in the Russian Federation. In the year ended 31 December 2012, the CCH Group's investment in these assets exceeded €96.0 million. The CCH Group distributes its products primarily through its direct delivery system, but also through its wholesalers and independent distributors. The CCH Group believes that it has one of the largest direct distribution networks in the Russian Federation, comprising over 78 distribution centres in all key cities of the country. The CCH Group continues to implement its distribution strategy for improving the availability of its products, in particular of its single-serve packages, across the country. In 2011, the CCH Group accomplished full integration of its sales and distribution systems with Multon Z.A.O. group. The CCH Group expects that this integration will provide it with significant synergy benefits, coming from increased efficiency of sales force and route-to-market operations.

Nigeria

The CCH Group is the largest bottler of non-alcoholic ready-to-drink beverages in Nigeria (based on a NARTD volume share of 56.1% and a value share of 55.5%, according to Nielsen data as at 31 December 2012). The CCH Group's Still and Water beverages are the leading brands in their respective categories (based on a Water category volume share of 50.4% and a value share of 53.4%, according to Nielsen data as at 31 December 2012). Together with its corporate predecessors, the CCH Group has bottled products of TCCC in Nigeria since 1953. The CCH Group now owns 100% of the Nigerian Bottling Company Limited, after the successful completion of a scheme of arrangement in September 2011. In addition to the core brands of TCCC, the CCH Group's Sparkling beverage brands in Nigeria include a range of Schweppes products and Limca, a lemon-lime product. The CCH Group's Still beverages category brands include Eva bottled water, which is the leading bottled water brand in Nigeria in terms of sales volume (based on a Water category volume share of 50.4%, according to Nielsen data as at 31 December 2012), while the CCH Group's flagship juice Five Alive is the number two brand in the juice category (based on a juice category volume share of 27.4%, according to Nielsen data as at 31 December 2012).

Nigeria is the most populous country in Africa, with an estimated 165 million inhabitants, and has a warm climate and a young population that offer growth opportunities for the CCH Group's Sparkling, Still and Water beverage products. The GDP of Nigeria grew by approximately 6.6% in the year ended 31 December 2012, with an expected growth of 6.9% in the year ended 31 December 2013. The Nigerian retail sector remains highly fragmented despite the modest growth of modern trade channels. The CCH Group manages its distribution either directly or through wholesalers and third party distributors. The CCH Group's products are distributed through more than 500,000 outlets spread all over the country. To make distribution more efficient the CCH Group continues to expand its pre-selling system for high-volume outlets, adding third party distributors and directly delivering to emerging key accounts. More than 80% of the CCH Group's sales are now generated through its pre-selling system. In addition, the CCH Group continues to expand its dealer base in selected areas and is working on improving merchandising standards, while expanding the availability of chilled products. Due to the low availability of electricity in Nigeria, the CCH Group also manufactures and distributes ice to support the supply of cold drinks in the immediate consumption channel.

In the year ended 31 December 2012, the CCH Group's total volume in Nigeria was 181.9 million unit cases, which represented a 1.8% decrease compared to the year ended 31 December 2011, attributable mainly to religious unrest in northern Nigeria in the first half of the year, as well as the loss of sales days due to a nationwide strike in January 2012.

Juice and Sparkling beverages declined by 6.4% and 3.3% respectively, in the year ended 31 December 2012, compared to the year ended 31 December 2011, while the Water category grew by 7.5% over the same period.

As at December 2012, all the CCH Group's production facilities have fully functional wastewater treatment plants. While ensuring that the CCH Group uses the highest water quality for beverage production, the CCH Group continues to seek avenues to protect local water sources by improving its water use efficiency, reducing absolute water use and treating wastewater from its operations before discharge. With 70% of Nigeria's population under 18 years, the youth population remains a critical stakeholder segment. The CCH Group continues to engage this critical public, initiating and supporting programmes that are designed to improve the quality of their development. In 2012, the CCH Group continued its partnership with state governments to invest in educational infrastructure benefiting thousands of pre-college students across several communities. The CCH Group continues to provide skills development and job opportunities through its Technical Training school and the National Diploma recruitment scheme.

Romania

The CCH Group believes that it is the largest bottler of non-alcoholic ready-to-drink beverages in Romania in terms of sales volume (based on a NARTD volume share of 27.5%, according to Nielsen data as at 31 December 2012) with a total volume of 162.8 million unit cases in the year ended 31 December 2012, of which 65.1% related to Sparkling beverages. The CCH Group is the leader in the Sparkling beverages category in terms of sales volume (based on a Sparkling volume share of 51.9%, according to Nielsen data as at 31 December 2012). In addition to the core brands of TCCC, the CCH Group also distributes Dorna water, Schweppes-branded mixer products, Cappy juices and Nestea ice tea, Burn energy drinks and illy cafe. In 2011, SAP Wave2 was successfully implemented in Romania, enhancing the CCH Group's commercial capabilities.

In the year ended 31 December 2012, the CCH Group's total volume in Romania was 162.8 million unit cases, which represented a 1.3% increase compared to the year ended 31 December 2011. Volume in the Sparkling beverages category increased by 5.3% which is mainly attributable to the benefits from the CCH Group's OBPPC strategy that resulted in improved package mix driven by the Sparkling beverages improved single-serve packages. Volume in the combined Still and Water beverages category declined by 5.4% which is mainly attributable to a decline in Water beverages. The overall macroeconomic environment was affected by the devaluation of the local currency against the euro by 5.2% on average during the year ended 31 December 2012, mainly due to political instability.

9.     Sales and marketing

Brand and market development

In all of the CCH Group's Territories, and particularly in its Emerging and Developing Countries, the CCH Group believes that significant opportunities exist to promote increased consumption of Sparkling, Still and Water beverages. The CCH Group develops these opportunities by ensuring the CCH Group's brands are available in broad distribution across all relevant channels, in the right pack size to suit each channel or occasion, at the right price, and further supported by the appropriate brand-specific promotions and quality merchandising. These efforts combined are designed to develop consumer preference for the CCH Group's brands, increase its consumer base and drive purchasing frequency.

Whereas TCCC's focus is on general consumer marketing and brand promotion of TCCC's brand-related products, (involving, for example, building brand equity, analysing consumer preferences and formulating brand marketing strategies and media advertising plans), the CCH Group has primary responsibility for, and controls, the customer relationships and route to market in each of its relevant Territories and develops and implements its own sales and trade marketing strategy in each of its relevant Territories. The CCH Group, together with TCCC, conducts market analyses to better understand unique shoppers and purchase occasions in different trade channels. The principal focus of TCCC has traditionally been on the core Sparkling brands: Coca-Cola, Coca-Cola light, Coca-Cola Zero, Fanta and Sprite. Additionally, the CCH Group is working closely with TCCC to leverage its portfolio of brands beyond the core Sparkling range; including the Still drink categories of ready to drink tea, energy, juice, sport drinks and water. This full portfolio of products provides consumers of the CCH Group with a range of choices to meet their refreshment, well-being, health and fitness needs. The CCH Group recognises changing preferences in favour of products in its combined Still and Water beverages category and is working to satisfy this increasing demand and maximise its growth potential. The CCH Group plans to achieve this by developing existing brands, such as Cappy, Nestea, Burn and Powerade, as well as by launching or acquiring new brands, as the CCH Group has done in the past with Dobry, Nico and Rich in the Russian Federation, Bankia in Bulgaria, Rosa, Next and Su-Voce in Serbia, and Lilia and Lilia Frizzante in Italy.

In practice, the CCH Group and TCCC discuss on an annual basis the long-term strategic direction of how the TCCC's brand-related products are to develop in particular Territories. The mutually agreed upon objectives shape the level of marketing and promotional investments that may become necessary to attain these goals. The mutually agreed marketing and promotional investments are in turn segregated into consumer-driven (such as building TCCC brand equity, analysing consumer preferences, formulating brand marketing strategies and media advertising plans), which are TCCC's responsibility, and customer-driven (such as customer discounts and marketing and promotional materials at a customer level), which are the CCH Group's responsibility.

The CCH Group develops its fully-owned brands (Amita, Avra, RiverRock, Tsakiris snacks, Lanitis dairy products and others) with the same criteria as above.

The CCH Group develops strong relationships with its customers by combining market, consumer and shopper insights with excellent execution at the point of sale. The CCH Group supports such market execution by conducting regular customer satisfaction surveys which assess its competence using a variety of measures, from supply chain reliability, sales force effectiveness, delivery of strong product and marketing promotions, through to overall responsiveness and issues resolution. Finally, the CCH Group also works closely with TCCC to execute coordinated brand and commercial strategies for each of its Established, Developing and Emerging Countries.

The CCH Group sponsors significant sporting, cultural and community activities across all of its Territories in partnership with TCCC, a major supporter of important international events and programmes. The CCH Group seeks to integrate consumer marketing and sponsorship activities with its retail promotions. In conjunction with the global sponsorship of the Olympic Games by TCCC, which dates back to 1928, the CCH Group engages in a range of promotions. TCCC's association with international sporting events such as the Olympics, the Football European Cup and the Football World Cup also enables the CCH Group to realise significant benefits from the unique marketing opportunities of some of the largest and most prestigious sporting events in the world.

In combination with the 2012 UEFA Cup and the 2012 London Olympics the CCH Group worked with TCCC to promote the CCH Group's portfolio of brands through a "Summer of sport", engaged with consumers, customers and the CCH Group's local communities to bring to life the values of its brands. By promoting an active and healthy lifestyle as a core attribute of the Coca-Cola brand, through the Coca-Cola Cup (grassroots football) initiative, the CCH Group reached out to youth, their families, friends and the communities in which they live, inviting them to "join in the game" through a series of locally supported community, regional and national football activities.

The CCH Group's partnership with TCCC extends beyond sports and includes other popular sponsorship-related marketing initiatives. At the same time, these sponsorship initiatives complement the CCH Group's local initiatives, which involve active participation in a broad range of events, from musical and entertainment promotions to cultural and festive occasions, including a wide variety of national celebrations.

Revenue growth initiative

As part of the CCH Group's effort to engage successfully in what it calls its "revenue growth initiative", the CCH Group seeks to optimise its product prices relative to value, identify the best mix of brands, packages and channels, drive packaging innovation and emphasise customer management. As a result of this approach, the CCH Group has introduced new packages to attract new consumers in each of its product categories, developed immediate consumption channels in each of its Territories by investing in cold drink equipment and has put in place an employee training programme together with TCCC for its employees, in which the CCH Group emphasises revenue growth initiative principles. The CCH Group also seeks to identify good revenue growth practices in its Territories based on actual results which it shares with the other Territories across its group.

Sales and marketing organisation

In each of its Territories, the CCH Group sales and trade marketing strategy is implemented by its local sales force and it is tailored to reflect the level of development and local customs in the marketplaces. The CCH Group ensures that those closest to the market, its national and regional sales and marketing organisations, are responsible and accountable for successfully implementing that strategy. The CCH Group believes that local sales forces are in the best position to evaluate the particular circumstances of each market and address its specific needs. Accordingly, the CCH Group seeks to encourage responsibility, flexibility and innovation at a local level.

The CCH Group's key sales and marketing personnel typically include:

•
the commercial director, who has overall responsibility for country specific sales and marketing activities;

•
the marketing manager, who has overall responsibility for the development of channel-specific plans and programmes, understanding of local consumer insights, marketing analysis and company-owned brand plans;

•
the national sales manager, who leads the sales organisation; and

•
the key account managers, who are responsible for developing customer-specific plans and programmes.

The CCH Group usually divides a country into different sales areas, each with a region manager who has responsibility for implementing national strategies at the local level and who leads a team of representatives responsible for sales, customer relations, merchandising and individual account management. The CCH Group's teams work closely with the relevant marketing teams of TCCC in developing and executing its sales and marketing plan.

Key account management

The CCH Group uses collaborative key account management principles to build strong and long-term relationships with its major customers. The CCH Group's key account managers work together with its major customers to improve their respective profit margins by increasing volume and revenue growth while reducing distribution costs. The CCH Group's key account managers also negotiate the terms of the CCH Group's commercial cooperation arrangements with its major customers, including marketing activities and promotional events. To ensure that its key account managers have the right skills, the CCH Group regularly runs training programmes for them on how to manage large customers.

10.   Seasonality

Product sales in all of the CCH Group's Territories are generally higher during the warmer months of the year, which are also periods of increased tourist activity in many of the CCH Group's Territories, as well as during holiday periods such as Christmas and Easter. The CCH Group typically experiences its best results of operations during the second and third quarters. In 2012, for example, the CCH Group realised 20.4% of its sales volume in the first quarter, 28.2% in the second quarter, 28.5% in the third quarter and 22.9% in the fourth quarter.

11.   Raw and packaging materials

The CCH Group's principal raw material, in terms of volume, is water, and all of its beverages production facilities are equipped with water treatment systems to provide treated water that meets all local regulatory requirements and the strict standards of TCCC. The CCH Group's facilities also treat waste water, with either on-site treatment systems or using municipal systems, to standards that meet local regulatory requirements and the standards of TCCC. The CCH Group's second key ingredient is concentrate, which the CCH Group purchases from companies designated by TCCC. The CCH Group's other major raw materials include sugar and other sweeteners, juice concentrates, carbon dioxide, glass, labels, PET resin, closures, plastic crates, aluminium cans, aseptic carton packages and other packaging materials.

Expenditure for concentrate for TCCC's products constitutes a significant element of the CCH Group's raw material cost, representing approximately 43.9% of its total raw material costs in the year ended 31 December 2012. Under the CCH Group's bottlers' agreements with TCCC, it is required to purchase concentrate for all of TCCC's beverages exclusively from companies designated by TCCC. TCCC also determines the price of concentrate for all of TCCC's brands for each Territory. In practice, however, TCCC normally sets concentrate prices only after discussions with the CCH Group so as to reflect trading conditions in the relevant country and so as to ensure that such prices are in line with the CCH Group's and TCCC's respective sales and marketing objectives for particular TCCC brand-related products and particular Territories. TCCC generally uses an incidence-based pricing model in relation to the CCH Group, which generally tracks a percentage of the CCH Group's net sales revenue agreed from time to time, otherwise called the incidence rate.

The CCH Group's principal sweetener is beet sugar, which it purchases from multiple suppliers in Europe. The CCH Group also purchases raw sugar for some of its Territories, which is then refined into white sugar by third party refiners. In some cases, the CCH Group purchases high fructose syrup, which is used either alone or in combination with sugar. The CCH Group does not purchase low-calorie or artificial sweeteners because they are part of the beverage concentrate supplied to it by TCCC for its low-calorie products. Supply contracts for sugar run typically for periods of 12 to 36 months. The CCH Group's Armenian, Bosnian, the Former Yugoslav Republic of Macedonia, Nigerian, Russian operations are exposed to the world sugar market. All of the CCH Group's EU markets and Switzerland (indirectly) operate within the EU sugar regime. This means that the minimum selling price for sugar is the EU intervention price plus the cost of raw material (beet), the cost of production and transport and profit margin. In the last three years, the European sugar market became increasingly volatile and the cost of these sweeteners has increased considerably due to internal supply and demand imbalances. The EU has a structural deficit in sugar and, to meet demand, relies on imports from nations with preferential market access. World market price pressures and negative climatic effects on cane crops have been partly responsible for a considerable drop in forecasted imports from these countries. This has led to a drawdown in strategic stocks, increased market tightness and sharp price rises. The CCH Group's non-EU markets may be exposed to other local government regulations, which normally restrict imports of sugar below local market prices. Following its strategy to support local businesses, the CCH Group is increasing the usage of locally produced sugar from sugar beet; for example, in Russia, the CCH Group has increased the share of beet sugar from 15% in 2010 to 30% in 2011 and 48% in 2012.

PET resin cost increased by 0.5% in 2012 compared to 2011. Although the prices in the first quarter of 2012 were at high levels, within the following two quarters they started to reduce due to low demand in the entire value chain. During the summer period of 2012, demand for PET raw materials improved and therefore in the last quarter of the year PET prices starting rising again, but still within a range of forecasted levels.

The cost of the CCH Group's cans has increased in the year ended 31 December 2012 driven by higher input costs, mainly aluminium, which was locked in line with the CCH Group's risk management strategy at less favourable hedging rates as compared to the year ended 31 December 2011. The impact was partially offset by the decrease in the CCH Group's conversion costs and fixed price contracts entered with the suppliers. In compliance with the quality standards prescribed by the CCH Group's bottlers' agreements with TCCC, the CCH Group purchases all containers, closures, cases, aseptic packages and other packaging materials and labels from approved manufacturers. The CCH Group also purchases cold drink equipment, such as coolers, from approved third party suppliers.

The CCH Group's major cold drink equipment supplier is Frigoglass S.A. In the year ended 31 December 2012, the CCH Group made purchases of coolers, glass bottles, crowns and raw and packaging materials from Frigoglass S.A., totalling €137.9 million, compared to €147.7 million and €100.5 million in the years ended 31 December 2011 and 2010, respectively. In the year ended 31 December 2012, the CCH Group incurred maintenance and other expenses from Frigoglass S.A. and its subsidiaries of €9.8 million compared to €6.3 million and €5.6 million in the years ended 31 December 2011 and 2010, respectively.

The purchases of coolers from Frigoglass S.A. in the year ended 31 December 2012 represented 96.8% of the CCH Group's total cooler requirements. Under the terms of a supply agreement that the CCH Group entered into with Frigoglass S.A. in 1999, initially set to expire on 31 December 2004, but extended in June 2004, and again in December 2008, on substantially similar terms to 31 December 2013, the CCH Group has the status of a non-exclusive most favoured client of Frigoglass S.A. The CCH Group is required to obtain at least 60% of its annual requirements of coolers from Frigoglass S.A., in order to maintain its status as a non-exclusive most favoured client. The CCH Group has entered into all its supply agreements with Frigoglass S.A. on an arm's length basis. For further information on the CCH Group's relationships with Kar-Tess Holding and Frigoglass, see Part IV: "CCH's Relationship with TCCC, Kar-Tess Holding and Other Related Parties."

The CCH Group seeks to ensure the reliability of its supplies by using, where possible, a number of alternate suppliers and transportation contractors. The majority of the CCH Group's procurement operations, other than those relating to TCCC's concentrate, are centrally managed by the CCH Group's central procurement department. During 2008, the CCH Group began integrating all its procurement activities into a specialised company, Coca-Cola Hellenic Procurement GmbH, located in Vienna, Austria.

The CCH Group believes that it presently has sufficient access to materials and supplies, although strikes, weather conditions, customs duty regulations or other governmental controls or national emergency situations could adversely affect the supply of specific materials in particular Territories. Decreasing global demand may result in financing difficulties and excess capacity reductions with respect to certain of the CCH Group's suppliers, although these risks were successfully managed during 2012, during which period the CCH Group did not lose any key suppliers due to such issues. For further information on the risk of prices increases and shortages of raw materials on the CCH Group's results of operators, see Part VI: "Operating and Financial Review and Prospects".

12.   Competition

The non-alcoholic ready-to-drink beverages industry is highly competitive in each of the CCH Group's Territories. Non-alcoholic ready-to-drink beverages are offered by a wide range of competitors, including major international, European, local and regional beverage companies and hypermarket and supermarket chains through their own private labels. In particular, the CCH Group faces intense price competition from local non-premium brand producers and distributors, which typically produce, market and sell Sparkling beverages and other non-alcoholic ready-to-drink beverages at prices lower than prices of the CCH Group, especially during the summer months. In some of its Territories, the CCH Group is also exposed to the effect of imports from adjacent countries of lower priced products, including, in some cases, trademarked products of TCCC bottled by other bottlers in the Coca-Cola bottling system.

In most of its Territories, the CCH Group faces greater competition in its combined Still and Water beverages category, where its business is typically less developed and its brands are less established than in its core Sparkling beverages category, and there are often significant national and international competitors with established brands and strong market positions. However, the CCH Group intends to continue to develop its Still and Water beverages business and believes that its significant capabilities in the sale, marketing and distribution of non-alcoholic ready-to-drink beverages, combined with its substantial business infrastructure and strong customer relationships, will allow the CCH Group to improve its competitive position in this category of its business.

The CCH Group competes primarily on the basis of brand awareness, product quality, pricing, advertising, distribution channels, customer service, retail space management, customer marketing and customer point of access, local consumer promotions, package innovations and new products. One of the most significant factors affecting the CCH Group's competitive position is the consumer and customer goodwill associated with the trademarks of its products. TCCC plays a central role in the global marketing and brand building of its products. The CCH Group relies on TCCC to enhance the awareness of TCCC's brands against other non-alcoholic ready-to-drink international and local beverage brands.

The diversity in consumer tastes, distribution channels and economic conditions in the different Territories in which the CCH Group operates, and even among the different regions of these Territories, is one of the main challenges of its business. The CCH Group adjusts its competitive strategy to local market conditions so that its products remain attractive, widely available and affordable to local consumers.

13.   Regulation

The production, packaging, transportation, safety, advertising, labelling and ingredients of the CCH Group's products are each subject to various EU, national and local regulations. In particular, EU regulation remains important to the CCH Group as approximately 56.8% of its sales volume in the year ended 31 December 2012 was generated from its Territories that are members of the EU.

The principal areas of regulation to which the CCH Group is subject are environmental matters and trade regulation. Other regulatory issues involve food laws and food safety, excise and value added taxes.

Environmental matters

The CCH Group is subject to different environmental legislation and controls in each of its Territories. In addition, the CCH Group has initiated its own environmental standards, performance indicators and internal reporting. These controls and standards are often stricter than those required by the local laws of the Territories in which the CCH Group's facilities are located and address specific issues that impact its business. To this end, the CCH Group is implementing the ISO 14001 environmental management systems in its facilities. As part of the CCH Group's infrastructure optimisation process, five production facilities were closed in the year ended 31 December 2012. Reflecting these changes, by 31 December 2012, 68 of the CCH Group's 71 production facilities had been certified to the ISO 14001 standard by internationally recognised audit bodies. The CCH Group anticipates three further certifications in 2013 in line with its plans to certify all of its plants over the next few years. The CCH Group plans to achieve certification of newly acquired or commissioned plants within two years.

As at the year ended 31 December 2012, 69 environmental systems audits and 22 compliance audits conducted on behalf of TCCC were carried out by independent agencies in the CCH Group's production facilities, comprising Sparkling beverages and/or juice, milk and mineral water facilities, including the facilities of its joint ventures. The CCH Group's other facilities underwent internal audits. All of these audits were performed for purposes of establishing key performance indicators and internal reporting processes so as to monitor compliance with environmental standards going-forward. During the course of 2012, the CCH Group appointed a dedicated group environment manager who works with the CCH Group's appointed country environmental coordinators to implement and maintain its environmental management systems, as well as to collect and report country-specific data to the CCH Group for tracking performance improvement and external reporting to stakeholders. This team of environmental professionals maintains communication routines on a regular basis to share best practices in order to improve the CCH Group's environmental management and control processes across the CCH Group.

In addition, the CCH Group has implemented waste minimisation and environmental management programmes with respect to several aspects of its business, including usage of raw materials, energy consumption and water discharge. The CCH Group also cooperates with packaging suppliers to reduce the potential impact of packaging materials on global warming in accordance with international guidelines and standards.

Achieving compliance with applicable standards and legislation may require facility modifications and capital expenditure, such as the installation of waste water treatment plants, and the CCH Group has put in place an active programme to ensure that it fully complies with any such requirements. Laws and regulations may also restrict noise levels and the discharge of waste products, as well as impose waste treatment and disposal requirements. All of the jurisdictions in which the CCH Group operates have laws and regulations, which require polluters or site owners or occupants to remediate contamination.

EU legislation requires each member state and accession candidate to implement the EU directive on packaging and packaging waste at the national law level, set waste recovery and recycling targets and require manufacturers and retailers, including the CCH Group and its customers, to implement the applicable standards. The EU packaging directive relates to all types of packaging and its primary objective is the minimisation of packaging and packaging waste, by requiring an increase in recycling and re-usage of packaging waste, the promotion of other forms of recovery for packaging waste and, as a result, a reduction of the quantity of disposed packaging waste.

In particular, the directive sets targets for both the recovery and recycling of waste and for the reduction in the quantity of packaging waste for disposal. The directive of 1994, as amended in 2004, required that these targets be achieved by the end of 2008 (2011 for Greece, the Republic of Ireland and Portugal). All new member states had 18 months, until August 2005, to enact national laws to implement the new directive. New member states of the EU were required to comply by the end of 2012 (2013 for Malta, 2014 for Poland and 2015 for Latvia). The directives set forth certain requirements for packaging and authorise member states to introduce national economic instruments (taxes and levies) to achieve the directives' objectives within the regulatory framework of a functioning internal market without obstacles to trade and competition distortions. The CCH Group continues to work closely with governments and other industry participants to implement packaging collection schemes. These schemes have either been implemented or are in the process of being implemented in all of the CCH Group's EU Territories, including its Developing Countries.

Trade regulation

The CCH Group's business, as the bottler of beverages of TCCC and other producers within specified geographic countries, is subject to competition laws of general applicability. In particular, the Treaty of Rome, which established the European Economic Community (now the EU), precludes restrictions on the free movement of goods among the member states. As a result, unlike the CCH Group's international bottlers' agreements, its EU bottlers' agreements grant exclusive bottling territories to the CCH Group subject to the exception that the EU and/or EEA bottlers of TCCC's beverages can, in response to unsolicited orders, sell such products in any EU and/or EEA country. See further Part IV: "CCH's Relationship with TCCC, Kar-Tess Holding and Other Related Parties," for additional information on the provisions of the CCH Group's international and EU bottlers' agreements.

14.   Information technology

IT systems are critical to the CCH Group's ability to manage its business. The CCH Group's IT systems enable it to coordinate its operations, from planning, production scheduling and raw material ordering to order-taking, truck loading, routing, customer delivery, invoicing, customer relationship management and decision support. The CCH Group takes various actions with the aim of minimising potential technology disruptions, such as engaging SAP and a third party partner, Atos, to do pre go-live assessments, redundancy of systems alongside a robust disaster recovery environment and the establishment of a dedicated performance team. From a security perspective, the CCH Group conducts annual intrusion detection through independent companies, proceeding with internal and external security assessments and reviewing risk management processes.

The CCH Group's main IT platform is SAP, an integrated system of software applications. In 2006, an enhanced version was developed called 'Wave 2', which, as the CCH Group continues to implement it, is providing advanced capabilities to address customer-centric activities in the areas of customer relationship management, promotion management, equipment management, field sales execution, truck management and yard management. The CCH Group successfully rolled out the enhanced 'Wave 2', in 26 of its 28 Territories. The roll-out is considered by SAP to be the biggest in Europe, encompassing more than 22,800 employees and two million customers without any business disruption, and has been identified as a key enabler for the fast implementation of the CCH Group's strategic vision.

The CCH Group's plan is to fully deploy this template across the balance of its Territories, including Russia, the Baltics and Armenia, which are live as at January 2013, and in Nigeria by January 2014, with a projected investment for the entire programme of approximately €360 million.

Information technology personnel

All of the CCH Group's IT personnel are managed as one functional organisation across the entire group. The former IT and business process excellence functions were recently merged into one organisation, the Business Solutions and Systems, which is intended to complement the CCH Group's strategy of deploying SAP template based solutions, including applications, data, and hardware, in support of best practice standards. Accountability for all IT activities, personnel and budgets has been concentrated with a central IT leadership team. This organisational structure has proved instrumental in driving standardisation, best practice deployment and operating efficiencies across the CCH Group's Territories. Following the establishment of an IT shared services organisation in Sofia, Bulgaria, the CCH Group continues to transition country-based IT activities and services to this more efficient and cost-effective centre, while focusing its country capabilities on account management and service management skills, as well as specialisation in key business processes.

The CCH Group continues to reap the benefits of this reorganisation from a cost, responsiveness and capability perspective, backed by an ISO 9000 certification by Lloyds Register Quality Assurance.

In 2011, the CCH Group initiated a pilot to outsource country IT Service desks and desk-side support to a third party partner (Atos) commencing with Austria and Switzerland. The intent is to establish a flexible service that will scale with changing business models and market conditions. The CCH Group is looking into a further roll-out of the outsourcing concept following the successful completion of the pilot project in Austria and Switzerland in July 2012.

Information technology infrastructure

The CCH Group continues to implement infrastructure optimisation programmes to upgrade, consolidate and outsource elements of its IT infrastructure, including desktops/laptops, servers, printers and user support processes.

During the year ended 31 December 2012, the CCH Group continued to assess technology trends and risks and embraced consumerisation opportunities such as moving its sales force solutions onto iPads, where the

CCH Group successfully piloted the iPad version of its sales force mobile solution in Hungary followed by rollout in Switzerland. The CCH Group plans to continue to deploy this solution to selected Territories. The CCH Group also leverages "cloud" technology for infrastructure optimisation and integrated services such as Skype and the CCH Group's network for free conference services to lower its IT costs in line with its cost leadership strategic pillar.

Green IT

The Green IT programme, a core element of the CCH Group's IT strategy, is well established as part of the CCH Group's plan to reduce its carbon footprint. The CCH Group designs its IT activities with close consideration of the power saving opportunities that they offer. As a result, in the year ended 31 December 2012, the CCH Group's Green IT programme led to a total reduction of 3,353 tons of CO2 emissions which is the CCH Group's best result since 2007. By further promoting and enhancing audio, web and video conferencing as alternatives to travelling, 3,161 tons of CO2 emissions were saved in the year ended 31 December 2012. In addition, projects such as server consolidation, paper-savings, usage of multi-function devices and LCD technology contributed to a saving of 192.6 tons of CO2 were saved in the year ended 31 December 2012.

15.   Legal and compliance

The CCH Group has policies and procedures to manage legal risks and address tax and regulatory requirements and other compliance obligations. The CCH Group has legal and compliance departments at each of its principal operations, which set legal policy at a local level and support specific business activities and offices. At a group level, adherence with relevant laws and regulations is ensured through an awareness and review process and the CCH Group has in place a number of manuals to provide guidance on a number of key areas to its local legal and compliance functions.

While the CCH Group believes that its internal policies and procedures have been effective in the past, in preparing to become a listed company on the premium segment of the Official List, the CCH Group has reviewed and updated its internal policies and procedures to ensure it continues to have an appropriately high level of corporate governance, accountability and risk management and that such policies and procedures are properly documented and communicated. The UK Corporate Governance Code sets out the principles of good practice in relation to board leadership and effectiveness, remuneration, accountability and relationship with shareholders. Please refer to Part III: "Directors, Proposed Directors, Management, Corporate Governance and Major Shareholders of the Company" for further information on corporate governance.

16.   Employees

The following table provides a breakdown by activity and by segment of the average number of the CCH Group's full-time employees on a full-time equivalent basis, including the employees of subsidiaries, for the years ended 31 December 2012, 2011 and 2010.

	Average number of employees in
	Year ended 31 December
	2012	2011	2010
By Activity
Production and Warehousing	15,150	14,870	14,671
Sales and Marketing	15,785	18,066	18,855
Administration	4,303	4,778	4,094
Distribution	4,499	3,577	4,424

Total	39,736	41,291	42,044

By Segment
Established Countries	7,372	8,572	9,118
Developing Countries	6,155	7,128	7,533
Emerging Countries	26,209	25,591	25,393

Total	39,736	41,291	42,044

In order to meet the increased demand for the CCH Group's products in the summer months, it supplements its workforce with temporary employees during peak season. On average, in 2012, the CCH

Group employed approximately 1,893 temporary full-time equivalent employees, around 5% of the CCH Group's total workforce.

Employee relations

Approximately 25% of the CCH Group's employees were members of the 45 independent trade unions operating in its business as at 31 December 2012. Trade union participation varies within the CCH Group's unionised Territories, for example, in Nigeria, nearly 98% of its nearly 4,799 employees are union members, whereas in Romania 17% of its nearly 1,701 employees are union members. Part of the CCH Group's workforce in Austria, Bosnia, Bulgaria, Croatia, Cyprus, Greece, the Republic of Ireland, Northern Ireland, Italy, Poland, the Russian Federation, Slovenia, Serbia and Montenegro, Switzerland and Ukraine is also unionised. Furthermore, over 50% of the CCH Group's employees are covered by collective labour agreements. Typically, these agreements cover procedural and substantive issues including terms and conditions of employment, employment benefits, access to training, grievance and disciplinary procedures, rights of appeal and health and safety in the workplace.

The CCH Group has formal communication protocols with each trade union and work councils to ensure regular and open dialogue and consultation. A unionised labour environment carries a risk of industrial action. However, the CCH Group considers its relationship with its workforce to be good. In 2012, working time lost due to strikes and industrial disputes was insignificant.

In five Territories, neither unions nor work councils exist: Moldova, Armenia, Belarus, The Former Yugoslav Republic of Macedonia and Hungary. In these cases, the CCH Group typically recommends the establishment of employee bodies for the purposes of information and consultation. For example, there is an employee-elected social committee in Hungary, while in Belarus there is a specific internal procedure to promote and encourage employee rights and duties protection, as well as the employer's responsibilities, such as health and safety work conditions creation and maintenance.

The CCH Group is committed to communicating directly with all employees, whether unionised or not, about major change initiatives. In the event of redundancies, the CCH Group complies with local legislation in relation to information, and consults with employees and their representatives on the reasons for the change, the impact and the implications for affected employees. In 2012, there were 1,807 redundancies due to operational changes. Comprehensive severance packages meet and, in the majority of cases, substantially exceed statutory requirements. Aside from some minor labour actions of short duration in Greece and Nigeria, the restructuring in 2011 took place without incident and there was no disruption to supply as a result. As with any major organisational change, the CCH Group developed plans in consultation with unions and works councils where relevant. The CCH Group also liaised with the Select Committee of its European Works Council, or EWC, and engaged in regular dialogue with local works councils and town hall meetings attended by all employees.

The CCH Group's EWC was established in 2002 under the European Works Council Directive 94/95/EU. This forum previously comprised of employee and management representatives from Austria, Greece, Italy, Northern Ireland and the Republic of Ireland. In 2005, representation was expanded to include operations from the CCH Group's Territories that joined the EU in 2004, namely the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia. In 2007, the CCH Group's EWC was enlarged to include representatives from the most recently admitted members of the EU, Bulgaria and Romania, as well as Cyprus which became one of the CCH Group's Territories in 2006. The CCH Group's EWC is comprised of representatives of management and representatives of employees. It provides an annual forum for information and consultation on transnational matters affecting more than one of the CCH Group's Territories in the EU. Under the terms of the agreement, the parties undertake to participate in the council in a spirit of co-operation, good faith and mutual trust. The operation of the council does not affect the exclusive right of management to make business, financial, commercial and technological decisions. In 2012, the CCH Group started the discussions with the EWC Select Committee for the renewal of the EWC Agreement. The amended EWC Agreement will formally be signed in May 2013.

Health and safety

The health, safety and welfare of the CCH Group's employees are paramount, and the CCH Group is committed to achieving the most stringent standards of workplace safety and health. The Occupational Health and Safety Policy was adopted in 2004 and a group-wide initiative was launched to introduce the Occupational Health and Safety Assessment Series, or OHSAS, 18001 across all Territories. The health and safety programme is designed to enhance both performance and conformance by implementing independently certificated and standardised OHSAS 18001 systems. Compliance with national occupational health and safety standards, the CCH Group's previous standard, still remains the minimum requirement in all operations. By 31 December 2012, 68 of the CCH Group's 71 plants had achieved certification to OHSAS 18001. A comprehensive plan is in place to achieve full certification of all plants, including new acquisitions. In 2013, an additional three manufacturing plants are scheduled to achieve certification, in line with the CCH Group's plans to certify all of its plants over the next few years.

During the year ended 31 December 2012, 74 health and safety systems audits and 16 compliance audits on behalf of TCCC were conducted by independent agencies in 68 of the CCH Group's 71 production facilities, comprising Sparkling beverages and/or juice, milk and mineral water facilities, including the facilities of its joint ventures. All of these audits were performed for purposes of establishing key performance indicators and internal reporting processes to monitor compliance with health and safety standards going-forward.

17.   Employee benefit obligations

Statutory termination benefits and pension benefits for employees

Employees of the CCH Group's subsidiaries in Austria, Bulgaria, Croatia, Greece, Italy, Montenegro, Nigeria, Poland, Romania, Serbia and Slovenia are entitled to employee leaving indemnities, generally based on each employee's length of service, employment category and remuneration.

The CCH Group's subsidiaries in Austria, Greece, Northern Ireland, the Republic of Ireland and Switzerland sponsor defined benefit pension plans. Of the three plans in the Republic of Ireland, two have plan assets as do the two plans in Northern Ireland, the plan in Greece and one plan in Switzerland. The Austrian plans do not have plan assets.

The total amounts set aside or accrued for the provision of statutory termination benefits for employees as at 31 December 2012, 2011 and 2010 were €94.0 million, €95.0 million and €99.9 million, respectively. The total amounts set aside or accrued for defined benefit pension plans for employees as at 31 December 2012, 2011 and 2010 were €42.4 million, €41.4 million and €19.5 million, respectively.

Jubilee plans

The CCH Group provides long service benefits in the form of jubilee plans to its employees in Austria, Croatia, Nigeria, Poland, Slovenia and Switzerland.

The total amounts set aside or accrued for jubilee plans for employees as at as at 31 December 2012, 2011 and 2010 were €8.2 million, €7.9 million and €7.7 million, respectively.

Defined contribution plans

The CCH Group also sponsors defined contribution plans covering employees of a number of its subsidiaries. The CCH Group's contributions to these plans were €20.9 million for the year ended 31 December 2012, €20.5 million for the year ended 31 December 2011 and €15.5 million for the year ended 31 December 2010.

18.   Dividend policy

Dividend policy of the Company

The Company intends to adopt a dividend and other cash distribution policy which will take into account, and depend upon, the profitability of the business and underlying growth in earnings of the CCH Group, as well as its ongoing capital requirements and cash flows, the availability of funds and other relevant factors.

The Company may only pay dividends or other cash distributions if it has sufficient distributable profits as shown in its balance sheet or if it has distributable reserves, each as evidenced by the Company's audited and approved unconsolidated statutory balance sheet. For more information on the legal requirements relating to dividends please refer to paragraph 8 of Part XIII: "Additional Information".

Dividends or other cash distributions are expected to be declared in Swiss Francs by reference to the Company's unconsolidated statutory financial statements and are generally expected to be paid by reference to the exchange rate between the Swiss Franc and the euro announced by the Company following the date of the general meeting approving such dividend or other cash distribution. Holders of

Ordinary Shares (not held in the form of CDIs or New ADSs) are generally expected to receive their dividend payments or other cash distributions in euro. CDI Holders are expected to be able to elect through the CREST system to receive their dividend payments or other cash distributions in pounds sterling and for holders of New ADSs, dividend payments will be converted into US dollars in accordance with the terms of the ADR Depositary Agreement.

Since its incorporation, the Company has not declared or paid any dividend or other cash distributions. If the Share Exchange Offer is completed, the Company does not expect that any dividends will be paid to shareholders of CCH or the Company until after completion of the Greek Statutory Squeeze-out. Shortly thereafter, the Company intends to hold an extraordinary general meeting of its Ordinary Shareholders in order to declare a dividend. While such dividend will relate to the CCH Group's financial year ended 31 December 2012, it will be technically paid out of the Company's capital contribution reserves arising from the settlement of the Share Exchange Offer, as reflected in the audited unconsolidated interim financial statements of the Company prepared for the purpose of the extraordinary general meeting of Ordinary Shareholders in 2013.

Dividends paid by CCH

The amount of dividends and other cash distributions per Existing Share made by CCH in respect of the financial years ended 31 December 2012, 2011 and 2010 were as follows:

•
in respect of the financial year ended 31 December 2012, no amount was paid by way of capital return; no dividend was paid;

•
in respect of the financial year ended 31 December 2011, €0.34 per Existing Share was paid by way of capital return; no dividend was paid; and

•
in respect of the financial year ended 31 December 2010, €0.50 per Existing Share was paid by way of capital return; no dividend was paid.

Further details in respect of these dividends and other cash distributions are set out in Part V: "Selected Financial Information".

19.   Future development plans

Brands

The CCH Group's business is principally engaged in producing, selling and distributing non-alcoholic ready-to-drink beverages under exclusive arrangements for each of the CCH Group's Territories as well as certain other products which are owned by the CCH Group or third parties. Besides the TCCC product portfolio, the CCH Group has diversified into the distribution of certain non-alcoholic beverage products under brands owned by non-TCCC brand owners such as Monster Beverage Corporation, Carlsberg S.A. and Nestlé.

As part of its long-term strategic plan, the CCH Group has also diversified into the distribution of third party premium spirits products. The CCH Group believes there is significant growth potential in this category and regards its presence in this segment as strategic as it enables the CCH Group to leverage this product portfolio to further support its core non-alcoholic ready-to-drink business.

Mergers and acquisitions

Since its formation, a significant part of the CCH Group's growth has been secured from the development (including through acquisition) of juice brands, which form part of the Still beverage category and mineral water, which comprises the Water beverage category. The CCH Group considers both juice and Water to be incremental to the core TCCC brand product offering.

The CCH Group and TCCC are jointly pursuing growth opportunities in the water and juice category through development or acquisition. As part of this strategy, the CCH Group has a common understanding with TCCC with respect to water acquisitions, whereby the CCH Group will have full ownership of the operating assets and exercise management control over the relevant business and TCCC will own the brands and, jointly with the CCH Group, the water source in the case of mineral waters. In relation to juice acquisitions, the CCH Group and TCCC each owns 50% of the jointly acquired entities to date. Notwithstanding the common understanding reached between the CCH Group and TCCC in relation to water and juice acquisitions, the ultimate decision to acquire or dispose of any asset rests with the

Company's management and its Board of Directors and there is no guarantee that the CCH Group and TCCC will reach agreement in relation to any particular acquisition or disposal.

In addition, the CCH Group has been pursuing a strategy of acquiring third party minority interests in relation to its non-wholly-owned subsidiaries, such as Nigerian Bottling Company plc and Coca-Cola HBC-Srbjia, and A.D. Pivara Skopje. As a result, the CCH Group's operating subsidiaries are now wholly-owned in all Territories except Bulgaria and Armenia.

PART II:    INFORMATION ON THE SHARE EXCHANGE OFFER, THE GREEK STATUTORY SQUEEZE-OUT AND THE GREEK STATUTORY SELL-OUT

Reasons for the Share Exchange Offer

On 10 October 2012, pursuant to Greek law, the Company informed the HCMC and the board of directors of CCH of the initiation of the Share Exchange Offer and submitted to them a draft of the Information Circular (the "Initiation Date"). The Company has applied to the FSA for all of the Ordinary Shares to be admitted to the premium listing segment of the Official List and to the London Stock Exchange for such Ordinary Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. The Company will also make an application for listing of the New ADSs on the NYSE. The Company has also applied for a secondary listing of the Ordinary Shares on the Athens Exchange, subject to the receipt of necessary approvals. As a result of the Share Exchange Offer, it is intended that the Company will become the new holding company of the CCH Group. As at the date of this Prospectus, the Company has no operations and no material assets or liabilities other than in connection with the Share Exchange Offer.

The principal objectives of the Share Exchange Offer are:

•
to better reflect the international nature of the CCH Group's business and shareholder base by establishing a primary listing of the CCH Group on the largest and most liquid exchange in Europe with the largest number of international stocks;

•
to enhance liquidity for holders of the Company's Ordinary Shares through a premium listing of the Company's Ordinary Shares on the London Stock Exchange, and to facilitate the potential inclusion of the Company's Ordinary Shares in the FTSE UK Index Series; and

•
to improve the CCH Group's access to both the international equity and debt capital markets and to increase its flexibility in raising new funds to support its operations and future growth.

As a result of the different purposes underlying the re-listing and the establishment of a new holding company, it was determined that different jurisdictions should be adopted for re-listing and incorporation of the new holding company. It was determined that a primary premium listing on the London Stock Exchange, the largest exchange in Europe and current listing venue for a number of peer companies and potential inclusion in the FTSE UK Index Series, best satisfied the purposes of the Share Exchange Offer in relation to re-listing. The most important reasons for the Company's choice of Switzerland as its corporate domicile included the stable economic and regulatory environment in Switzerland, the CCH Group's existing operations in Switzerland and the central geographic location of Switzerland, as well as the precedent provided by a number of other multinational businesses having chosen Switzerland as their corporate domicile.

Overview of the Share Exchange Offer

The Share Exchange Offer consists of the Greek Offer and the US Offer. The Greek Offer comprises an offer made by the Company to exchange one Existing Share for one Ordinary Share available to holders of the Existing Shares located outside of the United States, on the terms and conditions set out in this Prospectus and the Information Circular, and subject to local laws and regulations. The US Offer comprises an offer made pursuant to separate offer documentation comprising the Registration Statement to holders of Existing Shares located in the United States and holders of Existing ADSs wherever located, in accordance with local laws and regulations applicable to such holders.

Existing Shareholders outside the United States who tender their Existing Shares in the Share Exchange Offer will have the option to receive, for each Existing Share lawfully and validly tendered in the Share Exchange Offer, one dematerialised CREST depositary interest representing one Ordinary Share (each, a "CREST Depositary Interest" or "CDI") or one Ordinary Share in book-entry form held through DSS. Only the CDIs will settle through CREST, the settlement system for trading on the London Stock Exchange. For further information, see Part X: "CREST and CREST Depositary Interests" and Part XI: "Manner of Holding Ordinary Shares".

The Share Exchange Offer is subject to the conditions and further terms set out in the Information Circular, in the case of Existing Shareholders who are located outside of the United States, or, in the case of Existing Shareholders located in the United States and holders of Existing ADSs, wherever located, in the Registration Statement.

The Share Exchange Offer is for any and all the outstanding Existing Securities of CCH, which the Company did not hold, directly or indirectly, as at the Initiation Date, namely 281,191,488 Existing Shares of CCH, representing approximately 76.7% of the total issued share capital of CCH as at that date. The Company is deemed, under Greek law, to hold indirectly 85,355,019 Existing Shares of CCH, representing approximately 23.3% of the total issued share capital in CCH, which corresponds to the participation in CCH of Kar-Tess Holding, the incorporator and sole shareholder of the Company as at the date of this Prospectus. Kar-Tess Holding has stated that it will tender in the Share Exchange Offer all of its Existing Shares, representing approximately 23.3% of CCH's total issued share capital, on the same terms and conditions as the other Existing Shareholders.

When admitted to trading on the London Stock Exchange, the Ordinary Shares will be registered with international security identification number ("ISIN") CH019 825 130 5, Stock Exchange Daily Official List ("SEDOL") code B9895B7 and will trade under the symbol "CCH". Application for the listing of the New ADSs will be made to the NYSE. If such NYSE listing is approved, such New ADSs will trade under the symbol "CCH". The Company has also applied for a secondary listing of the Ordinary Shares on the Athens Exchange, subject to the receipt of necessary approvals. If such Athens Exchange listing is approved, the Ordinary Shares will trade under the symbol "EEEK".

The Greek Offer is being made to all Existing Shareholders in accordance with local laws and regulation applicable to such Existing Shareholders and the US Offer is being made to: (1) all Existing Shareholders located in the United States; and (2) all Existing ADS Holders, wherever located, in accordance with local laws and regulation application to such holders. This Prospectus does not relate to any part of the Share Exchange Offer made to any Existing Shareholders located in the United States or to any Existing ADS Holders, wherever located. Existing Shareholders located in the United States and Existing ADS Holders, wherever located, should consult the full conditions and further terms of the Share Exchange Offer set out in the Registration Statement.

Conditions to the Share Exchange Offer

The completion of the Share Exchange Offer is conditional upon certain conditions being satisfied or, subject to the limitations described below, waived by the Company on or prior to the end of the Acceptance Period of the Share Exchange Offer, including:

•
no later than the end of the Acceptance Period, at least 329,898,157 Existing Securities corresponding to at least 90% of the total issued share capital of CCH shall have been lawfully and validly tendered and not withdrawn as at the end of the Acceptance Period (the "Acceptance Condition"). This condition shall be deemed not to have been fulfilled and the Share Exchange Offer will cease to be in effect if the Registration Statement in respect of the US Offer shall not have been declared effective by the SEC before the commencement of the Acceptance Period;

•
(a) the FSA, acting as the UK Listing Authority, and the London Stock Exchange shall have acknowledged to the Company or its agent (and such acknowledgment shall not have been withdrawn) on or prior to the end of the Acceptance Period that the application for admission of the Company's Ordinary Shares to the premium listing segment of the Official List and to trading on the London Stock Exchange's main market for listed securities has been or will be approved, provided that such approval will become effective upon (i) the submission by the Company or its agent (in practice, the financial institution acting as sponsor for the admission) to the FSA, acting as the UK Listing Authority, of a shareholder statement in customary form, evidencing satisfaction of the requirement under Listing Rule 6.1.19 that a minimum percentage of the Company's Ordinary Shares (currently generally 25%, however, the UK Listing Authority may accept a lower percentage in certain limited circumstances) will be in "public hands" upon such admission (the "minimum free float requirement"), and confirmation of the number and par value of the Company's Ordinary Shares to be issued pursuant to the Share Exchange Offer; (ii) the issuance of the Company's Ordinary Shares to be issued pursuant to the Share Exchange Offer; and (iii) the issuance of a dealing notice by the FSA, acting as the UK Listing Authority; and (b) the minimum free float requirement shall have been met as at the end of the Acceptance Period (the "Admission Condition"); and

•
the NYSE shall have approved the listing of the New ADSs, subject to official notice of issuance.

The conditions described above are for the Company's sole benefit and may only be waived in whole or in part with the approval of the HCMC. The Company does not have any obligation to waive any conditions not satisfied on or prior to the expiration of the Share Exchange Offer and does not expect to waive the

Acceptance Condition or the Admission Condition described above. If the Company does not waive, or the HCMC does not consent to the waiver of, an unsatisfied condition, the Share Exchange Offer will lapse and all tendered Existing Securities will be returned to the holders thereof.

The Share Exchange Offer may also be revoked by the Company, as contemplated by the Greek tender offer rules, following approval of the HCMC if there is an unforeseen change of circumstances which is beyond the Company's control and which renders continuation of the Share Exchange Offer particularly onerous. The scope of this revocation right is not yet clearly defined under the Greek tender offer rules. However, the Company does not intend to assert this revocation right with respect to the Share Exchange Offer unless, prior to the end of the Acceptance Period, there is a material adverse change in circumstances that would be reasonably expected to deprive the Company, CCH or the holders of Existing Shares (including Existing Shares represented by Existing ADSs) from the material expected benefits of the Share Exchange Offer.

Other than as a result of a failure to satisfy a condition to completion or as described above with the approval of the HCMC, the Share Exchange Offer may not be revoked or impeded.

Shareholder Support

The Company has received confirmations from TCCC and certain other Existing Shareholders that they support the Share Exchange Offer and intend to tender Existing Shares in the Share Exchange Offer. In addition, Kar-Tess Holding has stated it will tender in the Share Exchange Offer all of its Existing Shares, representing approximately 23.3% of CCH's total issued share capital, on the same terms and conditions as the other Existing Shareholders. Such confirmations, together with the Existing Shares that Kar-Tess Holding has stated it will tender in the Share Exchange Offer, represent approximately 60% of CCH's total issued share capital. CCH has also informed the Company that it intends to tender the Existing Shares that it holds in treasury in the Share Exchange Offer, representing an additional 0.9% of CCH's total issued share capital.

Recommendation

The Share Exchange Offer, including documents relating to the Company's financing arrangements for the Share Exchange Offer and stand-by financing arrangements for the CCH Group were considered by the board of directors of CCH in a meeting held on 11 October 2012. Following discussion, the board of directors of CCH reached the conclusion that the Share Exchange Offer is in the best interests of CCH and of all holders of Existing Shares and Existing ADSs, in their capacity as such. The board of directors of CCH recommended that the holders of Existing Shares and Existing ADSs tender their Existing Shares and Existing ADSs into the Share Exchange Offer in exchange for Ordinary Shares and New ADSs, as applicable. The action of the board of directors of CCH was taken by a unanimous vote of those directors present and voting. Mr. Anastasios P. Leventis, Mr. Anastassis G. David and Mr. Haralambos K. Leventis, who are Kar-Tess Holding nominees to the board of directors of CCH, and Mr. Irial Finan and Mr. John Hunter, who are the TCCC nominees to the board of directors of CCH, recused themselves from this meeting after an initial information session, and Mr. George A. David, the chairman of the board of directors of CCH, participated in the meeting for purposes of quorum, but abstained from voting on these matters. In reaching their opinion, the board of directors of CCH considered, among other things, a written opinion from Jefferies International Limited regarding the fairness, from a financial point of view, to holders of the Existing Securities (other than the Company and its affiliates) of the consideration offered in the Share Exchange Offer.

Procedure for Tendering in the Share Exchange Offer

In relation to the Greek Offer, Existing Shareholders who hold Existing Shares directly in book-entry form held through DSS may either: (i) tender their Existing Shares to the Share Exchange Agent by directly submitting the declaration of acceptance for the Greek Offer included in the Information Circular to any branch of the Share Exchange Agent in Greece; or (ii) instruct their Greek or non-Greek financial intermediary to validly tender such holder's Existing Shares to the Share Exchange Agent on the Existing Shareholder's behalf, in each case by the end of the Acceptance Period, using the declaration of acceptance for the Greek Offer which may be obtained from the Share Exchange Agent.

Existing Shareholders who hold Existing Shares indirectly through a broker, dealer, commercial bank, trust company or other nominee must instruct that broker, dealer, commercial bank, trust company or other nominee to validly tender such holder's Existing Shares to the Share Exchange Agent on the Existing

Shareholder's behalf by the end of the Acceptance Period, using the declaration of acceptance for the Greek Offer which may be obtained from the Share Exchange Agent.

Withdrawal of the Declaration of Acceptance Form

The declarations of acceptance for the Greek Offer include an irrevocable mandate and authorisation by the Accepting Shareholder to the Share Exchange Agent to, among other matters, proceed with all actions which are required to complete the contribution and transfer of the validly tendered Existing Shares to the Company and the delivery of the Ordinary Shares to such Accepting Shareholder or to return them to the person from whom they were originated in the circumstances set out below.

Existing Shares validly tendered for exchange may be withdrawn at any time prior to the expiration of the Share Exchange Offer. Existing Shareholders who wish to withdraw their acceptance of the Share Exchange Offer must, in the case of the Greek Offer, do so by either submitting themselves or instructing their Greek or non-Greek financial intermediary, broker, dealer, commercial bank, trust company or other nominee through whom they tendered their Existing Shares in the Greek Offer to submit a declaration of revocation to the Share Exchange Agent prior to the expiration of the Acceptance Period. Without prejudice to the foregoing, following the publication of any supplementary prospectus (as defined by Section 87A of the FSMA) by the Company in respect of the Share Exchange Offer, Existing Shareholder, in respects who accepted the Share Exchange Offer prior to publication of the supplementary prospectus have a right of withdrawal during the period of two business days beginning with the first business day after the date on which the supplementary prospectus was published.

Announcement of Results and Acceptance for Exchange

The Company and CCH will each announce the results of the Share Exchange Offer by means of a public announcement to be issued within two business days after the end of the Acceptance Period, as may be extended from time to time. The announcement will be made by means of a press release on the Dow Jones News Service and by publication on the website of the Athens Exchange and the Daily Official List Announcements section of the Athens Exchange. In addition, notice will be posted on the Company's website at www.coca-colahbcag.com and CCH's website at www.coca-colahellenic.com. Neither the information on the Company's or CCH's website (or any other website) is incorporated into, or forms part of, this Prospectus and investors should not rely on it.

Settlement and Delivery of Securities

If the conditions to the Share Exchange Offer described in the paragraph headed "Conditions to the Share Exchange Offer" above have been satisfied or, if applicable, waived, the Company will accept for exchange and will exchange all Existing Securities that have been validly tendered into, and not withdrawn from, the Share Exchange Offer and the Company will deliver the Ordinary Shares no later than the fifth Greek business day following the end of the Acceptance Period.

The Company will, prior to Admission, establish arrangements with Euroclear UK & Ireland to enable Existing Shareholders located outside of the United States who tender in the Greek Offer to hold, transfer and settle the Ordinary Shares in the CREST system by means of the CREST International Settlement Links Service, and, in particular, CREST's established link with SIX SIS, the Swiss settlement system. Under the CREST International Settlement Links Services, the CDI Depositary will issue CDIs representing Ordinary Shares, which may be directly held, transferred and settled exclusively through the CREST system. The Ordinary Shares issued to holders validly tendering Existing Shares pursuant to the US Offer, however, will not be issued in the form of CDIs and, therefore, will not be eligible for settlement via the CREST system. For further information on the CDIs and related arrangements, see Part X: "CREST and CREST Depositary Interests".

If Existing Shareholders validly tender Existing Shares to the Share Exchange Agent and elect to receive Ordinary Shares, the Company will issue Ordinary Shares in book-entry form held through DSS, in respect of the Existing Shares accepted for exchange in the Share Exchange Offer. If such Existing Shareholders validly tender Existing Shares to the Share Exchange Agent and fail to make an election or if an Existing Shareholder elected to receive CDIs but failed to provide the information or documents required in the declaration of acceptance to be able to do so, or if such information or documents are erroneous or incomplete, such Existing Shareholders will receive Ordinary Shares in book-entry form held through DSS. See further Part XI: "Manner of Holding Ordinary Shares" for more information.

Under no circumstances will interest be paid on the exchange of Existing Securities, regardless of any delay in making the exchange or any extension of the Share Exchange Offer.

Greek Statutory Squeeze-out and Greek Statutory Sell-out

Triggering Event; consideration

If, at the end of the Acceptance Period for the Share Exchange Offer, the Company has received tenders for, or otherwise holds, at least 329,898,157 Existing Shares, corresponding to at least 90% of the total issued share capital of CCH, holders of Existing Shares (including Existing Shares represented by Existing ADSs) that were not acquired in the Share Exchange Offer will be entitled to sell or exchange their Existing Shares to the Company pursuant to the Greek Statutory Sell-out at any time during the three calendar months after the publication of the results of the Share Exchange Offer, and the Company will be entitled to initiate a procedure to compulsorily acquire all Existing Shares held by any remaining minority shareholders in the Greek Statutory Squeeze-out within three calendar months of the end of the Acceptance Period of the Share Exchange Offer. In that case, the Company intends to initiate the Greek Statutory Squeeze-out as soon as practicable after the announcement of the results of the Share Exchange Offer.

The consideration payable pursuant to Greek law for each Existing Share acquired in the Greek Statutory Squeeze-out and/or the Greek Statutory Sell-out is, at the election of the holder, either one Ordinary Share or €13.58 in cash. This alternative cash consideration of €13.58 per Existing Share is mandatorily required under, and represents the minimum cash consideration permitted by, Greek law, and is calculated as the volume weighted average market price of the Existing Shares on the Athens Exchange over the six months ended 9 October 2012, the last trading day preceding the Initiation Date. The cash price is lower than €20.48, the last reported sales price of an Existing Share on the Athens Exchange on 5 March 2013, the last practicable date prior to publication of this Prospectus.

The cash consideration of €13.58 per Existing Share will be received by Existing Shareholders after the deduction of an applicable Greek transaction tax of 0.2%, which is expected to be calculated based on the closing market price per Existing Share on the Athens Exchange on the day preceding the date on which the documents required for the corresponding transfer are submitted to HELEX. Pursuant to a ruling by the Greek Ministry of Finance with respect to the Share Exchange Offer, this transaction tax should not be payable by holders of Existing Shares who elect to receive Ordinary Shares or New ADSs rather than cash consideration in the Greek Statutory Squeeze-out or Greek Statutory Sell-out. See further the paragraph below headed "Payment of Duties and Greek Transaction Tax".

The Company expects that, in the absence of an alternative election by a remaining holder to receive Ordinary Shares in the form of CDIs held through CREST, such Existing Shareholders will receive Ordinary Shares in book-entry form held through DSS as the default consideration in the Greek Statutory Squeeze-out.

Greek Statutory Sell-out Procedure

Holders of Existing Shares entitled to sell or exchange their Existing Shares in the Greek Statutory Sell-out and who wish to receive cash consideration may sell their shares in the market following the announcement of the results of the Share Exchange Offer and before the expiration of the Greek Statutory Sell-out period. During that period, the Company will maintain a standing bid on the Athens Exchange to purchase Existing Shares for the cash consideration per Existing Share in the Greek Statutory Sell-out as described above. Holders of Existing Shares who sell those shares to the Company in such manner will receive the cash consideration, reduced by the Greek transaction tax as described above, in accordance with the standard settlement cycle for trades on the Athens Exchange, which is three Greek business days after the relevant trade date.

Holders of Existing Shares entitled to exchange their Existing Shares in the Greek Statutory Sell-out and who wish to receive Ordinary Shares will be entitled to deliver through their custodians or nominees an election form to HELEX or any other agent of the Company appointed for that purpose at any time after the announcement of the results of the Share Exchange Offer and prior to the expiration of the Greek Statutory Sell-out period three calendar months following the announcement of the results of the Share Exchange Offer. The Company currently expects the Greek Statutory Sell-out period to expire on or about 23 July 2013. Such holders should note, however, that they will receive such share consideration approximately eight Greek business days following the end of the three month sell-out period in accordance with implementing decisions of the HCMC. As a result, the Company expects that the settlement of Existing Shares in the Greek Statutory Sell-out will, in practice, be pre-empted by the Greek Statutory Squeeze-out, which is expected to be completed within six to eight weeks after the completion of the Share Exchange Offer. The HCMC is expected to issue detailed procedures for the Greek Statutory Sell-out prior to the completion of the Share Exchange Offer. If settlement of the Greek Statutory Sell-Out is not pre-empted by the Greek Statutory Squeeze-Out, the Company intends to apply for Admission and commencement of unconditional dealings on the London Stock Exchange of any Ordinary Shares issued as consideration in the Statutory Sell-out as soon as practicable following completion of the Statutory Sell-out.

Greek Statutory Squeeze-Out Procedure

The Greek Statutory Squeeze-out is a procedure initiated by the Company by filing a request with the HCMC within three calendar months of the end of the Acceptance Period for the Share Exchange Offer. Once the HCMC has completed its review (which has generally taken approximately two weeks in previous transactions) and approves the request, the HCMC will fix the date for cessation of trading of the Existing Shares on the Athens Exchange, which will be at least 15 Greek business days following the date of the HCMC approval. If the Share Exchange Offer is successful, the Company intends to initiate the Greek Statutory Squeeze-out as soon as practicable after the announcement of the results of the Share Exchange Offer and to request that the effective date for the Greek Statutory Squeeze-out be set at least 15 Greek business days after the date of the HCMC approval. As a result, the Company currently expects to acquire all remaining Existing Shares within six to eight weeks after completion of the Share Exchange Offer. The Company intends to apply for Admission and commencement of unconditional dealings on the London Stock Exchange of any Ordinary Shares issued as consideration in the Greek Statutory Squeeze-out as soon as practicable following completion of the Greek Statutory Squeeze-out.

The exact procedure for the Greek Statutory Squeeze-out, including the effective date of the Greek Statutory Squeeze-out and the applicable election forms, will be communicated by the Company by way of a regulatory announcement as soon as practicable following the decision of the HCMC.

Once the Greek Statutory Squeeze-out is completed, there will no longer be any minority shareholders in CCH and the Greek Statutory Sell-out will terminate. The Company will make a further regulatory announcement on completion of the earlier of the Greek Statutory Squeeze-out or the Greek Statutory Sell-out.

Source of Funds

Funding for the payment of any cash consideration to be offered pursuant to any Greek Statutory Squeeze-out and Greek Statutory Sell-out, together with the funding for the Share Exchange Offer related costs and other expenses, is expected to come from the Statutory Squeeze-out Facility, a €550,000,000 syndicated term loan facility, which is available specifically for this purpose. The maximum cash expenditure associated with the Share Exchange Offer; the Greek Statutory Squeeze-out and Greek Statutory Sell-out is expected to be no more than €550,000,000. The Statutory Squeeze-out Facility must be repaid no later than 31 October 2014 or, if earlier, the date which is 18 months after the date of this Prospectus. For further information on the Statutory Squeeze-out Facility, see paragraph 16 of Part XIII: "Additional Information".

The Company has also entered into the Bond Refinancing Facility, a €500,000,000 syndicated term loan facility to be used, if needed, to refinance certain of the CCH Group's debt. The Bond Refinancing Facility must be repaid on the earlier of (i) 31 October 2014, and (ii) the date which is 18 months after the date of this Prospectus. For further information on the Bond Refinancing Facility, see paragraph 16 of Part XIII: "Additional Information".

To the extent the Company incurs any debt under these facilities to acquire any Existing Securities for cash pursuant to the Greek Statutory Squeeze-out and Greek Statutory Sell-out, the Company intends to refinance those amounts in the future through its own funds and/or one or more capital markets transactions involving debt, equity or equity-linked securities, which may include one or more issuances of new Ordinary Shares. In connection with any such refinancing, the Company currently intends, subject to market and other conditions, to establish in the short or medium term the number of Ordinary Shares outstanding (including Ordinary Shares represented by New ADSs or CDIs) at substantially similar levels as the number of Existing Shares outstanding (including Existing Shares represented by Existing ADSs) prior to the announcement of the Share Exchange Offer.

Payment of Duties and Greek Transaction Tax

Existing Shareholders who tender their Existing Shares for Ordinary Shares or New ADSs pursuant to the Share Exchange Offer will not be obligated to pay any charges or expenses of the Share Exchange Agent. The Company will assume payment of the 0.08% duties levied in favour of HELEX on the registration of the off-exchange transfer of the Existing Shares (including Existing Shares represented by Existing ADSs) tendered and transferred to the Company by Accepting Shareholders in accordance with article 7 of the Codified Decision 153/18.12.2006, as in force, of the board of directors of HELEX.

Existing Securityholders whose Existing Securities are tendered for Ordinary Shares pursuant to the Share Exchange Offer by a broker, dealer, commercial bank, trust company or other nominee will be responsible for any fees or commissions such nominees may charge in connection with such tender. Existing Securityholders who tender their Existing Securities pursuant to the Share Exchange Offer will also be responsible for all governmental charges and taxes payable in connection with such tender. However, pursuant to the ruling of the Ministry of Finance of Greece received by the Company and CCH on 23 November 2012, the Existing Securities acquired on or before 31 December 2012 tendered and transferred in the Share Exchange Offer (except when transferred in exchange for cash consideration pursuant to any Greek Statutory Squeeze-out or Greek Statutory Sell-out, see further the paragraph above headed "Greek Statutory Squeeze-out and Greek Statutory Sell-out"), will be exempt from a 0.2% Greek transaction tax. Investors are advised to consult their own tax advisers as to Greek or other tax consequences of the Share Exchange Offer (see also section C headed "Greek Tax Disclosure" of Part IX: "Taxation").

Delisting of the Existing Securities

CCH intends to cancel the listing of its Existing Shares on the standard listing segment of the Official List, in accordance with the Listing Rules and the Admission and Disclosure Standards and will submit an unconditional cancellation request to the FSA and the London Stock Exchange. CCH will seek to delist the Existing Shares from the standard listing segment of the Official List upon Admission, irrespective of the number of Existing Securities acquired by the Company in the Share Exchange Offer.

Further, upon completion of the Greek Statutory Squeeze-out and/or Greek Statutory Sell-out the Company will cause CCH to call a shareholders' meeting to approve the delisting of the Existing Shares from the Athens Exchange, subject to HCMC approval. In addition, following completion of the Share Exchange Offer, the Company also intends to cause CCH to terminate its deposit agreement in respect of the Existing ADSs, to request that the Existing ADSs be removed from listing on the NYSE and, when possible, to deregister the Existing Securities under the US Securities Exchange Act of 1934, as amended.

Share Capital of the Company

Upon the Share Exchange Offer becoming or being declared wholly unconditional:

•
if valid acceptances are received in respect of Existing Securities representing the entire issued share capital of CCH and the maximum number of 366,553,507 Existing Shares are contributed in kind to the Company, the Company will effect a capital increase and issue 366,553,507 new Ordinary Shares on a one-to-one basis and deliver such Ordinary Shares to the Share Exchange Agent who will in turn deliver such Ordinary Shares to each Accepting Shareholder and the enlarged issued share capital of the Company will be 366,553,507 Ordinary Shares plus 20,000 Initial Shares held by Kar-Tess Holding as incorporator of the Company (assuming the final par value of such Ordinary Shares as determined immediately prior to settlement of the Share Exchange Offer corresponds to CHF 5); and

•
if valid acceptances are received in respect of Existing Securities representing only 90% of the total issued share capital of CCH in satisfaction of the Acceptance Condition and the minimum number of 329,898,157 Existing Shares are contributed in kind to the Company, the Company will effect a capital increase and issue 329,898,157 new Ordinary Shares on a one-to-one basis and deliver such Ordinary Shares to the Share Exchange Agent who will in turn deliver such Ordinary Shares to Accepting Shareholders and the enlarged issued share capital of the Company will be 329,898,157 Ordinary Shares plus 20,000 Initial Shares held by Kar-Tess Holding as incorporator of the Company (assuming the final par value of such Ordinary Shares as determined immediately prior to settlement of the Share Exchange Offer corresponds to CHF 5).

Promptly after settlement of the Share Exchange Offer, Kar-Tess Holding intends to transfer the Initial Shares to the Company in return for a payment equal to the par value of Initial Shares (plus the amount of any additional equity injections it will have made, if any) in order to avoid a dilution of the tendering holders of Existing Securities. Payment will be made by the Company to Kar-Tess Holding in accordance with Swiss law, after shareholder approval of the Company's unconsolidated interim financial statements prepared for the purpose of the extraordinary general meeting of Ordinary Shareholders in 2013, following settlement of the Share Exchange Offer.

The share capital of the Company after the completion of any Greek Statutory Squeeze-out and Greek Statutory Sell-out will depend on the number of Existing Shares in relation to which minority shareholders elect to receive Ordinary Shares in the Company as consideration for the Greek Statutory Squeeze-out and/or Greek Statutory Sell-out.

See further paragraph 4 of Part XIII: "Additional Information."

PART III:    DIRECTORS, PROPOSED DIRECTORS, MANAGEMENT, CORPORATE GOVERNANCE AND MAJOR SHAREHOLDERS OF THE COMPANY

1.     Background to the arrangements between the Kar-Tess Group and the TCCC Entities

The CCH Group was formed through the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. in August 2000, resulting in the Kar-Tess Group (of which Kar-Tess Holding is the only member holding shares in CCH) holding approximately 38%, and TCCC holding approximately 24%, of CCH at that time. In view of these shareholdings and their differing commercial interests, the Kar-Tess Group and the TCCC Entities entered into the CCH Shareholders' Agreement, which became effective at the date of the acquisition and which governed many important aspects of their relationship as shareholders in CCH. Further, in connection with the listing of CCH's shares on the London Stock Exchange in August 2000, CCH, the Kar-Tess Group (of which Kar-Tess Holding is the only member holding shares in CCH) and the TCCC Entities also entered into the CCH Relationship Agreement in accordance with the listing rules applicable at the time of the listing of shares on the London Stock Exchange. These arrangements ensured that neither Kar-Tess Holding nor the TCCC Entities was in a position to exercise disproportionate influence over the CCH Group's business at board or shareholder level.

Although the CCH Shareholders' Agreement and the CCH Relationship Agreement have been in place since the date of the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A., in practice, none of CCH, the TCCC Entities or Kar-Tess Holding has had recourse to enforce its legal rights and protections available under those arrangements. Accordingly, in connection with the Company's proposed admission to the premium listing segment in London, and in order to more fully reflect the absence of concerted action between the Company's two major shareholders, they have decided to terminate and not renew in relation to the Company the arrangements contained in the CCH Shareholders' Agreement and the CCH Relationship Agreement. CCH has agreed to the termination of the CCH Relationship Agreement and is supportive of the termination and non-renewal of the CCH Shareholders' Agreement, on the basis that it is consistent with the corporate governance practices that have been adopted by the CCH Group (in particular in relation to the appointment of independent directors) and with the principles of the UK Corporate Governance Code. TCCC, the TCCC Entities and Kar-Tess Holding have informed the Company that they do not consider that they are acting in concert and that no agreement or understanding (formal or informal) exists between TCCC or any of the TCCC Entities on the one hand, and Kar-Tess Holding, on the other hand, in relation to the future governance or control of the Company.

Accordingly, with effect on and from settlement of the Share Exchange Offer, and in contrast to the position in relation to CCH, there will be no formal or informal agreement or understanding between the Kar-Tess Holding and the TCCC Entities to exercise the votes attaching to their Ordinary Shares of the Company in relation to any matter in a pre-arranged manner, including in relation to the appointment of certain directors who are representatives of Kar-Tess Holding and the TCCC Entities, respectively, and there will be no obligation on the TCCC Entities and Kar-Tess Holding to consult with each other on how they propose to vote in relation to any matter considered by the Board or the shareholders of the Company.

Implications for investors of the Company's proposed corporate governance framework

Upon settlement of the Share Exchange Offer, the Board of Directors will comprise 13 directors: 12 existing CCH directors and one new independent non-executive director. Of the 12 existing CCH directors: four Directors, Mr. George A. David, Mr. Anastasios P. Leventis, Mr. Anastassis G. David and Mr. Haralambos K. Leventis have been appointed by Kar-Tess Holding, the incorporator and sole shareholder of the Company as at the date of this Prospectus, and were originally nominated to the board of directors of CCH by Kar-Tess Holding pursuant to the CCH Shareholders' Agreement; two Proposed Directors, Mr. Irial Finan and Mr. John Hunter, were also originally nominated to the board of directors of CCH by the TCCC Entities pursuant to the CCH Shareholders' Agreement; five Proposed Directors originally nominated to the board of directors of CCH as independent non-executive directors and the Company's managing director (CEO). In addition, upon settlement of the Share Exchange Offer, the Board of Directors will include one new independent non-executive director, Mrs. Susan Kilsby. The Chairman of the Board will be Mr. George A. David, the current chairman of the CCH Group, who was originally nominated by Kar-Tess Holding pursuant to the CCH Shareholders' Agreement.

Consequently, upon settlement of the Share Exchange Offer, neither Kar-Tess Holding nor the TCCC Entities will have any special rights in relation to the appointment or re-election of nominee directors, and those directors of the Company who were originally nominees of the TCCC Entities or Kar-Tess Holding on the board of directors of CCH will be required to stand for re-election on an annual basis in the same way as the other Directors of the Company. In addition, upon settlement of the Share Exchange Offer, the composition of the Board of Directors of the Company will comply with the UK Corporate Governance Code recommendations that at least half of the Board of Directors, excluding the Chairman, comprise independent non-executive directors. Furthermore, upon Admission, the Nomination Committee will be responsible for identifying and nominating members of the Board of Directors, for subsequent nomination by the Board of Directors for election to the Board of Directors by the Ordinary Shareholders on an annual basis (see further the paragraph headed "Certain differences between the Company's practices and the UK Corporate Governance Code" in this paragraph 9 of Part III: "Directors, Proposed Directors, Management, Corporate Governance and Major Shareholders of the Company" below, in relation to the Company's corporate governance arrangements).

As the Board of Directors will comprise at least thirteen directors upon settlement of the Share Exchange Offer, neither Kar-Tess Holding nor the TCCC Entities, acting individually, will be in a position to control (positively or negatively) decisions of the Board of Directors that are subject to simple majority approval; however, decisions of the Board of Directors that are subject to the special quorum provisions and supermajority requirements contained in the Articles, in practice, require the support of directors originally nominated by at least one of either the TCCC Entities or Kar-Tess Holding in order to be approved. In addition, based on their current shareholdings and assuming that the Company acquires the entire issued share capital of CCH in exchange for Ordinary Shares pursuant to the Share Exchange Offer, neither Kar-Tess Holding nor the TCCC Entities, acting individually, will be in a position to control a decision of the shareholders (positively or negatively), except to block a resolution to wind-up or dissolve the Company or to amend the supermajority voting requirements for such resolutions in the Articles, each of which require the approval of 80% of the Ordinary Shareholders, where all Ordinary Shareholders are represented and voting, and other matters requiring supermajority shareholder approval, depending on the attendance levels at general meetings of the Ordinary Shareholders.

The Company believes that these arrangements will strengthen the role of the independent non-executive directors of the Company and will also reinforce the Company's independence from its two major shareholders. The Company's proposed governance structure is also expected to continue to facilitate consensual decision in the interests of the Company.

2.     Directors and Proposed Directors of the Company

Name	Age	Title	Date appointed to the board of directors of CCH	Company nominated by
George A. David, OBE, MFR(3)	76	Chairman and Non-Executive Director	2 January 1981	Kar-Tess Holding
Dimitris Lois(1)	51	CEO	4 July 2011	—
Anastasios P. Leventis, CBE, OFR(3)	71	Vice-Chairman and Non-Executive Director	27 October 2000	Kar-Tess Holding
Haralambos K. Leventis(3)	70	Non-Executive Director	18 September 2002	Kar-Tess Holding
Anastassis G. David(3)	42	Non-Executive Director	27 July 2006	Kar-Tess Holding
Dr. Patrick K. Oesch(2)	55	Non-Executive Director	—	Kar-Tess Holding
Ryan Rudolph(2)	53	Non-Executive Director	—	Kar-Tess Holding
Claudia Goebel(2)	45	Non-Executive Director	—	Kar-Tess Holding
Irial Finan(1)(4)	55	Non-Executive Director	23 October 1997	TCCC
John Hunter(1)	75	Non-Executive Director	8 December 2010	TCCC
Kent Atkinson(1)	67	Senior Independent Non-Executive Director	6 September 2000	Independent
Antonio D'Amato(1)	55	Non-Executive Director	1 January 2002	Independent
Christos Ioannou(1)	41	Non-Executive Director	19 March 2010	Independent
Sir Michael Llewellyn-Smith, KCVO, CMG(1)	73	Non-Executive Director	6 September 2000	Independent
Nigel Macdonald(1)	67	Non-Executive Director	17 June 2005	Independent
Susan Kilsby(1)	54	Non-Executive Director	—	Independent

(1)
Proposed Director whose appointment becomes effective upon or immediately following settlement of the Share Exchange Offer.

(2)
Dr. Patrick K. Oesch, Mr. Ryan Rudolph and Ms. Claudia Goebel are expected to resign their positions as Directors upon or immediately following settlement of the Share Exchange Offer.

(3)
Mr. George A. David is the father of Mr. Anastassis G. David and a first cousin of Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis. Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis are brothers.

(4)
Mr. Irial Finan originally served as a member of the board of directors of Hellenic Bottling Company S.A. from 23 October 1997 to 30 August 2000 (Hellenic Bottling Company S.A. consummated its acquisition of Coca-Cola Beverages plc and was renamed Coca-Cola Hellenic Bottling Company S.A. on 9 August 2000). He then served on the board of directors of CCH from 18 May 2001 to 21 August 2003. Mr. Finan's current term as a director of CCH began on 17 June 2005.

Upon or immediately following the settlement of the Share Exchange Offer, the Company expects that Dr. Patrick K. Oesch, Mr. Ryan Rudolph and Ms. Claudia Goebel will resign their positions as Directors and the Proposed Directors will be appointed upon such resignations, with effect upon or immediately following settlement of the Share Exchange Offer.

Pursuant to the Articles, the directors of the Company are elected for a term of one year and are eligible for re-election by the Company's Ordinary Shareholders annually. The current term of the directors of the Company expires at the annual general meeting of the Company's Ordinary Shareholders in 2014.

George A. David, OBE, MFR

Mr. George A. David, the Chairman of the board of directors of CCH and the Company's Board of Directors, graduated from the University of Edinburgh in 1959. He began his career that same year with a group of companies controlled by his uncle A.G. Leventis in Nigeria. Today, he holds a position on the board of directors of Petros Petropoulos S.A., Titan Cement S.A., Kar-Tess Holding, Boval S.A., Torval Investment Corp., Leventis Holding S.A. and Eurobank Ergasias S.A. and serves as vice president of Fillmore AKTEXE. He is a trustee of the A.G. Leventis Foundation, chairman of the Centre for Asia Minor Studies and a member of the board of directors of the Hellenic Institute of Defense and Foreign Policy (ELIAMEP). Mr. David will be a member of the Company's Social Responsibility Committee.

Dimitris Lois—CEO

Mr. Dimitris Lois began his career in 1988 at Grecian Magnesite S.A., where he held various managerial posts including that of business development manager. He served as managing director of Frigoglass S.A., having joined the company in 1997 as the general manager of the STIND S.A. glass plant in Bulgaria. He later became country manager for Bulgaria. In 2000, Mr. Lois was appointed commercial refrigeration director and in 2001, he was appointed director of the newly created "cool" division. He was appointed managing director of Frigoglass S.A. in August 2003. Mr. Lois joined CCH in June 2007 and was appointed regional director responsible for the CCH Group's operations in Romania, Greece, Nigeria, Bulgaria, Cyprus and Moldova. In August 2009, he became chief operating officer for CCH. Mr. Lois was appointed CCH's chief executive officer in July 2011. He holds a Master of Science in Chemical Engineering from Northeastern University and a Bachelor of Science in Chemical Engineering from Illinois Institute of Technology.

Anastasios P. Leventis, CBE, OFR

Mr. Anastasios P. Leventis worked in Nigeria for companies controlled by A.G. Leventis since the 1960s. He is on the board of directors of CCH, Torval Investment Corp. and Boval S.A., which has widespread investments worldwide, as well as on the boards of subsidiaries of Boval S.A. in Nigeria. Since 1980, Mr. Leventis has served as a director of Leventis Overseas Ltd and he is also the chairman of the A.G. Leventis Foundation. On 4 April 1990, Mr. Leventis was appointed Honorary Commissioner for the Republic of Cyprus to Nigeria by the government of the Republic of Cyprus. Mr. Leventis was honoured with the award of Commander of the Order of the British Empire in the Queen's Birthday Honours List of 2004 and was also awarded the Order of "Madarski Konnik" by the President of Bulgaria in 2004. He was appointed Officer of the Order of the Federal Republic of Nigeria in 2002. Mr. Leventis serves on the councils of several non-profit organisations.

Haralambos K. Leventis

Mr. Haralambos K. Leventis graduated from Cambridge University in 1963 and was admitted to the English Bar in 1964. He moved to Nigeria in 1964 to work for the companies controlled by A.G. Leventis. He was involved in the management of a number of companies in the group, including Leventis Motors Ltd, where he was the executive director responsible to the board for the management of the company. Mr. Leventis is a director of several companies in the Leventis Group in Nigeria and elsewhere, including Nigerian Bottling Company plc and Leventis Overseas Ltd, and is also a trustee of the A.G. Leventis Foundation. Mr. Leventis is also on the board of directors of CCH and Torval Investment Corp.

Anastassis G. David

Mr. Anastassis G. David graduated from Tufts University in 1993 and began his career at the Coca-Cola bottling system in the United States. From 1994 to 1997, Mr. David held several positions in the sales and marketing departments of Hellenic Bottling Company S.A. During 1997, Mr. David worked for PricewaterhouseCoopers, focusing on accounting and business finance. From 1998, Mr. David's principal activity was adviser to Kar-Tess Holding S.A. on its bottling investments. Mr. David was chairman of Navios Corporation, a major bulk shipping company, from 2002 to 2005 and currently serves as a member on the board of directors of CCH, IDEAL Group S.A., Aegean Airlines S.A., Nephelle Navigation Inc., Kar-Tess Holding, Boval S.A. and Axa Insurance Company S.A. Mr. David is also vice president of Eagle Enterprises S.A., 3V S.A., Alpheus Advisors S.A. and Rondilato S.A. Mr. David is also a member of the Advisory Board of the Fares Centre at Tufts University as well as a member of the International Board of Overseers of Tufts University. He is a member of the board of trustees of College Year in Athens and member of the executive committee of the Cyprus Union of Shipowners. Mr. David will be a member of the Company's Nomination Committee.

Dr. Patrick K. Oesch

Dr. Patrick K. Oesch received his law degrees from the University of Zurich School of Law in 1981. Subsequently he wrote a thesis in the field of tax law. After having been an assistant to Prof. Dr. H.M. Riemer-Kafka at the University of Zurich, Dr. Oesch worked for the legal department of TransTechnology Corp. in Sherman Oaks (California), for the law firm Riordan & McKinzie in Los Angeles, for the law firm Bär & Karrer in Zurich, for the Zurich District Court, and from 1992 until 1997 for the law firm Lenz & Staehelin in Zurich. Dr. Oesch founded his own international law firm in 1997 and was a partner of the Zurich law firm Schürmann und Partner from 1999 until 2006. Since 2006, he has been a partner of the Zurich law firm Oesch & Rudolph. His business address is Am Schanzengraben 29, CH-8002 Zurich, Switzerland. Dr. Oesch is a director of Boval S.A., Luxembourg, which is the major shareholder of Kar-Tess Holding and Torval Investment Corp. He is also a director of Carlcan Holding Limited, Bahamas, which is a minority shareholder in CCH. Dr. Oesch is also a director of O&R Holdings Ltd., which is a minority shareholder in Kar-Tess Holding. Dr. Oesch is on the board of directors of Harmonia Commercial S.A. and also serves on several other boards, including Utopia Business Company Ltd. See further paragraph 9.3 of Part XIII: "Additional Information".

Ryan Rudolph

Mr. Ryan Rudolph is an attorney-at-law and has been a member of the law firm Oesch & Rudolph, Zurich, Switzerland since November 2006. Prior to that time, Mr. Rudolph was an associate with the law firm Lenz & Staehelin from May 1996. Mr. Rudolph received a Master of Law at the University of Zurich and has been admitted to the bar of Zurich since 1996. Mr. Rudolph's area of practice is trusts and estates and commercial law. His business address is Am Schanzengraben 29, CH-8002 Zurich, Switzerland. Mr. Rudolph is a director of Kar-Tess Holding, Lavonos Ltd. and Truad Verwaltungs AG. Mr. Rudolph also serves as a director of Carlcan Holding Limited and New Argen Holdings Ltd., each of which are minority shareholders in CCH. Mr. Rudolph is also a director of O&R Holdings Ltd. and Usoni S.A., each of which is a minority shareholder in Kar-Tess Holding. Mr. Rudolph is on the board of directors of Harmonia Commercial S.A. and also serves on several other boards, including Utopia Business Company Ltd. See further paragraph 9.3 of Part XIII: "Additional Information".

Claudia Goebel

Ms. Claudia Goebel studied law at the Universities of Heidelberg and Freiburg, Germany. She received the attorney's certificate of the Ministry of Justice Baden-Württemberg in 1995 and the degree as tax consultant of the Ministry of Justice Baden-Württemberg in 1999. From 1995 through 1999, Ms. Goebel worked as a lawyer for PricewaterhouseCoopers in Germany. From 1999 through 2011, she worked as legal counsel and managing director for several companies in Switzerland, including Thermoselect S.A., Catwork AG, and Aizo AG. Since 2012 she has worked for the Zürich law firm Oesch & Rudolph. Her business address is Am Schanzengraben 29, CH-8002 Zurich, Switzerland. From 2002 through 2011, Ms. Goebel served as director of Goebel Industrie Holding AG.

Irial Finan

Mr. Irial Finan holds a Bachelor of Commerce degree from National University of Ireland in Galway and is an Associate (later Fellow) of the Institute of Chartered Management Accountants. He was recently conferred with an honorary Doctor of Laws Degree from NUI Galway in Ireland. He is an executive vice president of TCCC and president of bottling investments. He is responsible for managing a multi-billion dollar internal bottling business, which has operations in five continents (North America, South America, Europe, Africa and Asia), revenues of over $8 billion and more than 85,000 employees. Additionally, he is responsible for stewarding TCCC's equity investments and leading the concentrate product supply organisation. Mr. Finan has over 30 years' experience in the Coca-Cola system. From 2001 to 2003, he served as chief executive officer of CCH, during which time he managed the merger and integration of Coca-Cola Beverages plc and Hellenic Bottling S.A., and led the combined company's operations in 26 countries. Mr. Finan joined TCCC in 2004 as president of bottling investments and supply chain and was named executive vice president in October 2004. From 1995 to 1999, he was managing director of Molino Beverages, with responsibility for expanding markets, including the Republic of Ireland, Northern Ireland, Romania, Moldova, Russia and Nigeria. Prior to that role, Mr. Finan worked in several markets across Europe. From 1991 to 1993, he served as managing director of Coca-Cola Bottlers Ulster Ltd., based in Belfast. He was finance director of Coca-Cola Bottlers Ireland, Ltd., based in Dublin from 1984 to 1990. Mr. Finan has also served on the board of directors of Coca-Cola Enterprises Inc. and Coca-Cola Amatil Limited. Mr. Finan serves on the board of directors of CCH, Coca-Cola FEMSA, the Supervisory Board of CCE AG, Coca-Cola Central Japan Company, Limited, the American Ireland Fund, Smurfit Kappa Group Plc and Grove 2 Glass Trading Services GmbH. He also serves as a non-executive director for Co-operation Ireland and NUI Galway Foundation.

John Hunter

Mr. John Hunter began his career with Coca-Cola in 1967. He held positions of increasing responsibility in Hong Kong, Australia, Japan and Atlanta where he was named president of Coca-Cola International in 1991, a position he held until his retirement in 1996. Mr. Hunter has served on the board of directors of Coca-Cola Amatil, Coca-Cola Bottlers Philippines Inc., Coca-Cola Ltd, Coca-Cola Bottling Company of New York and Coca-Cola Beverages plc. The latter merged with CCH in 2000. From 1998 to 2000, Mr. Hunter was chairman of Seagram Spirits and Wine Group and from October 2008 through to April 2010, he served as a member of the board of directors of Coca-Cola Enterprises. Mr. Hunter is also on the board of directors of CCH. Upon his appointment as a Director of the Company becoming effective, Mr. Hunter will be a member of the Company's Nomination Committee and Social Responsibility Committee.

Kent Atkinson

Mr. Kent Atkinson joined the Bank of London in South America (later acquired by Lloyds Bank plc) and held a number of senior managerial positions in Latin America and the Middle East before returning to the United Kingdom. He was regional executive director for Lloyds TSB's South East Region until he joined the main board as group finance director, a position he held for eight years until his retirement as an executive. He remained on the Lloyds TSB board for a further year as a non-executive director. Mr. Atkinson is the senior independent non-executive director of CCH and chairman of its audit committee. He is also a non-executive director of the Bank of Ireland and chairman of its group audit committee and a member of its risk committee, a non-executive director of Gemalto NV and a member of its audit committee and strategy and M&A committee. Mr. Atkinson is also the senior independent non-executive director, chairman of the audit committee and a member of the risk committee of UK Asset Resolution Ltd (which includes Northern Rock (Asset Management) plc and Bradford & Bingley plc). Upon his appointment as a Director of the Company becoming effective, Mr. Atkinson will chair the Audit Committee and will be the Senior Independent Non-Executive Director of the Company.

Antonio D'Amato

Mr. Antonio D'Amato graduated in Law at the University Federico II in Naples 110/110 cum laude. He began his business career in 1979 with Cartoprint in Milan, part of the Seda International Packaging Group SpA (formerly the Finseda Group), a leading European company in the production of food packaging. He was employed in various capacities and he became president of Seda International Packaging Group SpA in 1991. Mr. D'Amato was previously president and a member of the board of directors of Confindustria, the Confederation of Italian Industry. From 1999 to May 2000, he was president of the Industrial Union of Naples. In May 2000, he was elected president of Confindustria. In August 2000, Mr. D'Amato was appointed vice president of the Union of Industrial and Employers' Confederations of Europe, or UNICE. From 2000 to 2012, Mr. D'Amato was a member of the Italian National Council for Economy and Labour, or CNEL. In July 2001, he became president of the LUISS University in Rome, a leading private Italian university. Mr. D'Amato is also on the board of directors of CCH. Upon his appointment as a director of the Company becoming effective, Mr. D'Amato will be a member of the Company's Nomination Committee and Remuneration Committee.

Christos Ioannou

Mr. Christos Ioannou received his BA from Cornell University in 1994 and his MBA from the MIT Sloan School of Management in 1998. Mr. Ioannou's primary involvement is with J&P (Overseas) and J&P-AVAX, where he serves on both boards. The J&P Group is involved in construction, concessions and real estate in the Middle East, North Africa and Southeast Europe. Mr. Ioannou is also involved in the hotel business holding directorships in Athinaion SA (Athenaeum Intercontinental) and YES Hotels. Mr. Ioannou is on the board of directors of CCH and also serves on several other boards, including Food Plus and Aegean Airlines S.A. See further paragraph 9.3 of Part XIII: "Additional Information". Upon his appointment as a director of the Company becoming effective, Mr. Ioannou will be a member of the Company's Audit Committee.

Sir Michael Llewellyn-Smith, KCVO, CMG

Sir Michael had a distinguished career in the British diplomatic service including postings to Moscow, Paris and Athens, culminating in positions as British Ambassador to Poland (1991-1996) and then British Ambassador to Greece (1996-1999). He is currently vice president of the British School at Athens, Honorary Fellow of St. Antony's College, Oxford, and member of the council of the Anglo-Hellenic League. He is also a historian and author of a number of books about Greece. Sir Michael is on the board of directors of CCH. Upon his appointment as a director of the Company becoming effective, he will be a member of the Company's Nomination Committee, Remuneration Committee and Social Responsibility Committee.

Nigel Macdonald

Mr. Nigel Macdonald was formerly a senior partner in Ernst & Young's UK practice, having been a partner for 27 years, during which he served as vice chairman of the accounting and auditing committees of Ernst & Young's worldwide practice. Mr. Macdonald is a member of the Institute of Chartered Accountants of Scotland, of which he was the president between 1993 and 1994. He is the senior trustee of the United Kingdom's National Maritime Museum and chairman of both its remuneration committee and audit committee. Mr. Macdonald is also chairman of a privately held retail business in London, James Lock & Co. Ltd. Between 1994 and 2001, he was a member of the Industrial Development Advisory Board of the UK Government and, from 1992 until the end of 2004, he was a member of the Board of the British Standards Institute and chairman of its audit committee. From 1990 until 2006, he was a member of the Review Panel of the Financial Reporting Council and from 1998 until 2005, he was a member of the UK Competition Commission serving on its specialist panels on electricity and water. From 2002 until 2011 he was a member of the audit committee of the International Oil Pollution Compensation Fund and also an adviser to it. Mr. Macdonald is also on the board of directors of CCH. Upon his appointment as a director of the Company becoming effective, Mr. Macdonald will be a member of the Company's Audit Committee.

Susan Kilsby

Mrs. Susan Kilsby is a non-executive director of Shire plc and of BBA Aviation plc. Mrs. Kilsby has extensive M&A and finance experience and has had a distinguished global career in investment banking spanning more than 30 years, during which she has held senior positions with The First Boston Corporation, Bankers Trust, Barclays de Zoete Wedd. Until 2009, Mrs. Kilsby was chairman of the EMEA M&A team at Credit Suisse and continues in a part-time senior advisory capacity. Mrs. Kilsby holds a B.A. in Economics from Wellesley College and an M.B.A. from Yale School of Management. Upon her appointment as a director of the Company becoming effective, Mrs. Kilsby will be a member of the Company's Nomination Committee and Remuneration Committee.

Further information in relation to the Directors and Proposed Directors is set out in paragraphs 9-11 of Part XIII: "Additional Information".

3.     Senior Management

The CCH Group's senior management team consists of the following persons, all of whom are members of the CCH Group's Operating Committee:

Name	Age	Title
Dimitris Lois	51	CEO
Michalis Imellos	44	Chief Financial Officer
Per Breimyr	51	Group Chief Customer and Commercial Officer
John Brady	55	Regional Director: Bosnia and Herzegovina, Croatia, Cyprus, Czech Republic and Slovakia, Greece, Hungary, Republic of Ireland and Northern Ireland
Richard Smyth	54	Regional Director: Austria, Estonia, Latvia, Lithuania, the Former Yugoslav Republic of Macedonia, Italy, Slovenia and Switzerland
Keith Sanders	51	Regional Director: Armenia, Belarus, Poland, Russian Federation and Ukraine
Alain Brouhard	50	Regional Director: Bulgaria, Moldova, Nigeria, Romania and Serbia (including the Republic of Kosovo) and Montenegro
Kleon Giavassoglou	60	Group Supply Chain Services Director
Jan Gustavsson	46	General Counsel, Company Secretary and Director of Strategic Development
Bernard P. Kunerth	57	Human Resources Director

Mr. Dimitris Lois will be employed by the Company effective upon or immediately following settlement of the Share Exchange Offer. Mr. Imellos, Mr. Gustavsson and Mr. Sanders will also be employed by the Company effective upon or immediately following settlement of the Share Exchange Offer. All other members of senior management are employed by various subsidiaries of CCH, although their responsibilities cover the entire CCH Group.

Dimitris Lois

For Mr. Dimitris Lois' biography, please see paragraph 2 of this Part III: "Directors, Proposed Directors, Management, Corporate Governance and Major Shareholders of the Company" above.

Michalis Imellos

Mr. Michalis Imellos joined CCH in July 2008 as regional finance director, responsible for Nigeria, Romania, Moldova, Bulgaria, Greece, Cyprus, and subsequently Serbia and Montenegro. In July 2011 he assumed the position of general manager, Romania & Moldova. In April 2012, Mr. Imellos was appointed chief finance officer of CCH. Prior to CCH, Mr. Imellos worked for Xerox for 11 years, where he held several senior finance positions in its UK-based European headquarters, such as mergers and acquisitions director, office division finance director and office division field controller. Prior to these, he managed the financial, tax and legal aspects of Xerox's sponsorship of the Athens 2004 Olympic Games, as well as the finance function of the company's operations in Greece, having started his career in audit with Ernst & Young. Mr. Imellos is a UK-qualified fellow of the Institute of Chartered Accountants in England and Wales. He also holds a Bachelor of Science in Physics and Computing from the University of Athens.

Per Steen Breimyr

Mr. Per Steen Breimyr joined the CCH Group in February 2008 as group commercial director. He joined Mars Inc. in Norway in August 1987, where he held various sales positions before becoming national account director. In November 1992, he became sales director with Duracell and eventually joined PepsiCo Nordic as sales director for Norway in January 1994. In 1997, he moved to London with PepsiCo Europe and PepsiCo Beverages International, where he held various positions in European and global account management. In 2003, he joined InBev (AB InBev) in Leuven Belgium, taking on the position of vice president, global sales and distribution. In 2006, he was appointed commercial vice president, responsible for the development and implementation of brand initiatives, distribution programmes, sales and innovation strategies for central and Eastern Europe and Cuba. He holds a diploma in shipping from the London School of Foreign Trade and a degree from the Marketing College, Arendal Handelsskole.

John Brady

Mr. John Brady joined the Coca-Cola bottling system in 1982. He held various positions with Coca-Cola USA until 1992, when he became general manager and operations director for Coca-Cola Indonesia. From 1994 to 1998 Mr. Brady worked as region manager for TCCC and Coca-Cola Amatil in Indonesia. In 1998, Mr. Brady became regional director for Coca-Cola Beverages plc, where he was responsible for the Czech Republic, Hungary, Poland and Slovakia. In 2001, Mr. Brady became responsible for Austria, Italy, Switzerland and Nigeria as a regional director of the CCH Group. From 2003 to 2004 he worked as regional vice president for the Northeast Region for Coca-Cola North America and in March 2004, he was appointed president and chief executive officer for Coca-Cola Bottlers' Sales and Services Company. In January 2006, Mr. Brady returned to the CCH Group as regional director and currently he is responsible for the CCH Group's operations in Bosnia and Herzegovina, Croatia, Cyprus, Czech Republic and Slovakia, Greece, Hungary, Republic of Ireland and Northern Ireland. Mr. Brady holds a Bachelor of Science Degree from the University of North Carolina.

Richard Smyth

Dr. Richard Smyth joined the CCH Group in February 2003 after working for Bristol-Myers Squibb in Bangkok, where he was vice president South East Asia, responsible for the company's nutritional drinks business. As vice president, he was responsible for operations in the Philippines, Malaysia, Singapore, Thailand, Indonesia, Vietnam and Australia. Prior to this, he was the general manager for Bristol-Myers Squibb in the Philippines. Dr. Smyth spent 13 years working with Nestlé, where his roles included general manager of a joint venture with Danone in Slovakia, chief operating officer of its Filipino confectionery division and senior marketing positions in Hungary and the Czech Republic. While based in Switzerland, he was responsible for Nestlé's world-wide duty-free business. Since he joined CCH, he has covered 12 countries as regional director and since mid-2009, he is responsible for the CCH Group's operations in the Baltics (Estonia, Latvia, Lithuania), Austria, Slovenia, Switzerland, Italy and the Former Yugoslav Republic of Macedonia. Dr. Smyth holds a PhD in Organic Chemistry from the University of Kent.

Keith Sanders

Mr. Keith Sanders joined the CCH Group as the country general manager for Russia in May 2004. In August 2009, he was appointed regional director, responsible for Russia, Poland, Ukraine, Belarus, and Armenia. Prior to joining the CCH Group, he spent 11 years within the Coca-Cola system. He started his career with TCCC in a regional marketing role within the Gulf Region. In 1993 he was appointed HR & training manager for the Gulf Region. In 1994, he assumed his first bottling general manager role in Bahrain, and then moved through a series of larger-country general management roles until 2001, when he was appointed director for bottling operations in the Eurasia & Middle East Division with responsibility for Saudi Arabia, Pakistan, UAE, Oman, Bahrain, and Qatar. Prior to joining the Coca-Cola system, Mr. Sanders spent six years with Procter & Gamble in the United States in a variety of sales and marketing roles. Mr. Sanders holds a Bachelor of Science degree from The University of Kansas and a Master's Degree in Business Administration from TCU.

Alain Brouhard

Mr. Alain Brouhard joined the CCH Group as regional director in June 2010, responsible for the CCH Group's operations in Nigeria, Romania, Moldova, Bulgaria and Serbia (including the Republic of Kosovo) and Montenegro. Previously, he held the position of managing director, Italy and Southeast Europe for Adidas since 2007, covering 11 countries, managing both Adidas and Reebok brands. He began his career with Adidas in 2002, serving as vice president, commercial operations EMEA based in Germany, and in 2005 he took on the role of managing director, Iberia, based in Spain and responsible for Spain and Portugal. Previously he spent sixteen years with Procter & Gamble in four different countries and in a variety of commercial and management roles leading up to global customer team leader—Global & Western Europe in 2000, where he managed out of Geneva the global account management of Delhaize and the European management of New Channels including discounters (such as Aldi, Lidl, and Dia) and Convenience Retailing (such as Petroleum). Mr. Brouhard holds a Master's Degree in Business Administration from Audencia Business School in France and from Ohio State University in the United States.

Kleon Giavassoglou

Prior to joining the Coca-Cola system, Dr. Kleon Giavassoglou worked as an assistant professor at the University of Patras and a consultant for engineering projects. He was also associated with Hellenic Bottling Company S.A. as a consultant engineer, supervising the construction of the Patras plant from 1979 to 1980. He commenced his career with Hellenic Bottling Company S.A. in 1983. He held several positions of increasing responsibility in the maintenance and technical operations departments until 1993, when he was appointed general manager of the CCH Group's operations in Northern Greece. In 1995, he was appointed technical operations manager of the CCH Group's Greek operations and in 1998 technical director of CCH. In 2000, he became regional technical and engineering director of CCH and in February 2004 he became supply chain services director. Dr. Giavassoglou holds a PhD in Electrical Engineering as well as a Masters' Degrees in Civil Engineering and Constructing from the University of Patras.

Jan Gustavsson

Mr. Jan Gustavsson began his career with the Coca-Cola system in 1995. From 1995 to 1997, he served as assistant division counsel in the Nordic & Northern Eurasia Division of TCCC. Mr. Gustavsson worked with the law firm of White & Case LLP from 1997 to 1999 and previously from 1993 to 1995. In 1999, Mr. Gustavsson joined Coca-Cola Beverages plc as deputy general counsel and was appointed general counsel and company secretary of CCH in August 2001. In May 2009, he also assumed the responsibilities of director of strategic development. Mr. Gustavsson holds an LL.B. from University of Uppsala in Sweden and an LL.M. from Harvard Law School.

Bernard P. Kunerth

Prior to joining the Coca-Cola system, Mr. Bernard P. Kunerth held various human resources management positions with 3M, Financiere Agache and Henkel in France. From 1987 to 1996, he was the regional human resources director for western Europe and then the Americas with S.C. Johnson. Mr. Kunerth joined the Coca-Cola system in 1996 as regional human resources director for TCCC in London. In 1997, he transferred to the position of vice president of human resources for Europe with Coca-Cola Enterprises Inc. In July 2001, he was appointed vice president for human resources for all of Coca-Cola Enterprises Inc. in Atlanta, Georgia. He was responsible for compensation, benefits, performance management and talent management, information systems, finance and safety. He became Group human resources director of the CCH Group in 2004. He holds a Master's Degree in Psychology from the University of Bordeaux.

4.     Operating Committee of the CCH Group

The CCH Group's Operating Committee is comprised of the members of Senior Management listed above and is chaired by the Chief Executive Officer. The Operating Committee seeks to ensure effective coordination and decision-making through the business. The Operating Committee meets eleven times each year and is responsible for:

•
taking, under the leadership of the CEO, executive management responsibility for the CCH Group and its business and all matters not reserved or delegated to another person, body or officer;

•
developing group strategy and implementation of strategies approved by the Board of Directors;

•
agreeing action plans to support each of the CCH Group's Territories;

•
setting annual targets and agreeing annual business plans which include a comprehensive programme of goals and strategies agreed between the country general managers and the regional directors. These annual business plans form the basis of the Company's performance progress; and

•
working with the country general managers to review and adjust, where necessary, the cooperation framework ensuring consistent behaviour throughout the different Territories.

5.     Management and operation of the business

Whilst the bottlers' agreements constitute an important element in the CCH Group's overall business and in their day-to-day business relationship TCCC and the CCH Group have worked closely together in order to maximise the success of the CCH Group's TCCC brand-related business, the CCH Group operates its business independently of TCCC. In their business relationship TCCC and the CCH Group apply a clear demarcation of roles whereby, by and large, TCCC is responsible for overall consumer awareness and the

CCH Group controls the customer relationships in each of its Territories and controls the distribution networks, the production facilities and other operating assets in each Territory.

The Board of Directors and Senior Management are responsible for the management of the CCH Group's business. Senior Management is responsible for the day-to-day management of the CCH Group in accordance with the instructions, policies and operating guidelines established exclusively by the Board of Directors. The Board of Directors and Senior Management are expected to be compensated by the CCH Group purely on the basis of the performance of the Company's shares and business operations.

The Company, its Board of Directors and Senior Management are solely responsible for the formulation of the CCH Group's strategy which is developed by the CCH Group's Operating Committee who recommend three-year strategic and financial plans and detailed annual budgets to the Board of Directors. In practice, such plans are informed through discussions with TCCC in relation to its objectives for how its branded products are to develop in particular markets; these discussions shape the level of marketing investment that may be required to meet these goals. TCCC's and the CCH Group's respective objectives for marketing and promotional investments are segregated into consumer-driven (which are TCCC's responsibility) and customer-driven (which are the CCH Group's responsibility). CCH is wholly and exclusively responsible for building its annual plans for customer-driven marketing, promotion and investments for each designated market. These plans include, among other things, packaging architecture, customer discounts, promotional plans, raw materials and commodities procurement strategies, production resources and geographic coverage, logistics arrangements and route planning, sales coverage, capital investments and back office activities. Whilst the Company is required to share with TCCC an annual business plan which must be acceptable to TCCC in terms of compliance with the terms of the bottlers' agreements, ultimate responsibility for final approval of the CCH Group's annual business plan developed by the CCH Group's Operating Committee rests with the Board of Directors.

6.     Compensation

Remuneration policy

The CCH Group aims to provide total compensation for its employees that is fair and sufficient to attract and retain people with the right talent, values set and skills necessary to grow the business in order to support the CCH Group's strategic framework and to maximise shareholder value. The CCH Group also aims to motivate and reward employees to achieve stretched business targets. To achieve the CCH Group's short and long-term operating objectives, it is necessary to continuously attract, retain and motivate high calibre executives. The human resources committee of CCH aims to provide total compensation that is competitive by reference to other multinational companies similar to the CCH Group's in terms of size, geographic spread and complexity. In line with the CCH Group's commitment to maximise shareholder value, the CCH Group's policy is to link a significant proportion of remuneration for its senior managers to the performance of the business through short- and long-term incentives. Therefore, especially the equity-related long-term compensation of senior managers aligns the financial interests of senior management with those of CCH's Existing Securityholders, and of the Company's prospective Ordinary Shareholders. The CCH Group's emphasis is on linking payment with performance by rewarding effective management of long-term business performance, as well as individual achievement. With effect on and from Admission the remuneration policy for the CCH Group will be determined and agreed by the Remuneration Committee together with the Board of Directors.

7.     Board of Directors

The Articles require that the Board of Directors consists of a minimum of seven and a maximum of 15 members. Currently, the Company has seven Directors, three of whom are expected to resign their positions as directors upon or immediately following settlement of the Share Exchange Offer. A further nine Proposed Directors will be appointed upon such resignations, with effect upon or immediately following settlement of the Share Exchange Offer. There is no age retirement age requirement. Pursuant to the Articles, the directors of the Company are elected for a term of one year and are eligible to submit themselves for re-election by the Company's ordinary Shareholders annually. The current term of the directors of the Company expires at the annual general meeting of the Company's Ordinary Shareholders in 2014.

The Board of Directors meets at regular intervals during the year. There are certain matters that are reserved for full consideration by the Board of Directors, including issues of policy, strategy and approval of the CCH Group's chart of authority and business plans. Based on the practices and procedures adopted by the board of directors of CCH, the directors of the Company are expected to be supplied on a timely basis with comprehensive information on the business development and financial position of the Company, the form and content of which is expected to be in a form and of a quality to enable the Board of Directors of the Company to discharge its duties and carry out its responsibilities. All directors of the Company have access to the CCH Group's general counsel, as well as independent professional advice at the expense of the Company. All directors of the Company have full access to the Chief Executive Officer, senior managers, as well as the external auditors and its internal audit team.

According to the Articles, the members of the Board of Directors are entitled to reimbursement of all expenses incurred in the interests of the Company as well as a remuneration for their services, as determined by the Board.

8.     Committees of the Board of Directors of the Company
Audit Committee

On and from Admission, the Audit Committee will consist of three Non-Executive Directors who the Board of Directors believes are independent: Mr. Kent Atkinson (chairman), Mr. Christos Ioannou and Mr. Nigel Macdonald. The chairman of the Audit Committee will be appointed by the Board of Directors. The Audit Committee may engage legal counsel and other advisers, as it may deem necessary. The Audit Committee will meet at least four times a year. The Audit Committee will operate under Annex C to the Organisational Regulations and is responsible for, among other things:

•
providing advice to the Board of Directors on whether the annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for the shareholders;

•
monitoring the quality, fairness and integrity of the financial statements of the Company, reviewing significant financial reporting issues and judgments contained in them;

•
reviewing and seeking the input of the external auditors and the internal audit department with respect to the Company's internal financial control and anti-fraud systems and the Company's risk management systems (including computerised information system controls and security);

•
reviewing and evaluating the Company's major areas of financial risk and the steps taken to monitor and control such financial risk as well as the Company's guidelines and policies governing the risk assessment;

•
establishing procedures relating to treatment of complaints received by the Company regarding its accounting, internal accounting controls, auditing matters or matters involving fraudulent behaviour, monitoring and reviewing any complaints received and the manner in which those complaints have been resolved;

•
overseeing the work of the internal audit department, recommending to the Board of Directors the appointment or termination of appointment of the head of the internal audit department, monitoring and reviewing the internal audit work programme for each year and the effectiveness of the Company's internal audit department;

•
monitoring and reviewing the external auditors' independence, quality, adequacy and effectiveness, taking into consideration the requirements of all applicable laws in Switzerland, the UK and the US, the listing requirements of the exchanges on which the Company is listed and the applicable professional standards;

•
recommending to the Board of Directors, the submission to the shareholders for their approval, the election, re-election or removal of the external auditors (taking into account that audit contract with the external auditors should be put out to tender at least every ten years);

•
approving the remuneration and terms of engagement of the external auditors;

•
establishing hiring policies for employees or former employees of the external auditors;

•
discussing with management the timing and process for implementing the rotation of the audit partners;

•
reviewing and evaluating the qualifications, performance and independence of the audit partners;

•
ensuring, at the start of each annual audit cycle, that appropriate plans are in place for the audit;

•
discussing with management, the Disclosure Committee, the external auditors and the internal audit department any significant matters arising from the audit;

•
reviewing, evaluating and discussing with the external auditors any audit problems or issues and management's response thereto, including any restrictions on the scope of the external auditor's activities or on access to requested information, and any disagreements with management. The scope of such review shall include any accounting adjustments that were noted or proposed by the external auditors but were "omitted" (as immaterial or otherwise) as well as any communications between the external audit team and the external audit firm's national office respecting auditing (to the extent made available to the Company) or accounting issues presented by the engagement and any "management" or "internal control" letter issued, or proposed to be issued, by the external audit firm to the Company;

•
assessing at the end of each annual audit cycle the effectiveness of the audit process;

•
developing and implementing preapproval policies and procedures on the engagement of the external auditors to supply permitted non-audit services (including tax services);

•
evaluating, reviewing and approving the Company's annual audited financial statements and quarterly financial statements;

•
evaluating, reviewing and approving the Company's earnings press releases, financial information disclosure and earnings guidance provided to analysts and rating agencies, including the narrative parts of the Company's financial reports;

•
appointing the members of the Disclosure Committee, overseeing the work of the Disclosure Committee, enacting and amending its charter, if needed, and reviewing the preparation of the Company's interim reports, earnings releases and annual reports as provided in the disclosure controls and procedures (as issued by the Audit Committee from time to time), as well as participating in the periodic evaluation of such disclosure controls and procedures;

•
considering the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company;

•
considering any other reports or communications (and management's and/or the internal audit department's responses thereto) submitted by the external auditors;

•
administering and, in conjunction with the Board, enforcing the Company's code of business conduct and code of ethics for senior officers and directors;

•
reviewing, evaluating and recommending changes to the Company's code of business conduct within the scope of its authority;

•
reviewing, evaluating and recommending changes to the Company's treasury policy and chart of authority which provide the control framework for all treasury and treasury-related transactions;

•
monitoring, in conjunction with the Company's general counsel and the internal audit department, the Company's compliance with legal and regulatory requirements; and

•
considering prior to the filing of the Company's annual report to shareholders and its annual report on Form 20-F with the SEC the external auditors' report referring to, among other things, all critical accounting policies and practices to be used, all material alternative treatments of financial information within IFRS that have been discussed with the Company's management, including ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditors and other material written communications between the external auditors and the Company's management, such as any management representation letter or summary of unadjusted differences, any report on observations and recommendations on internal controls, the "engagement letter" and the "independence letter".

In addition, the Audit Committee has special authorities to:

•
investigate any activity related to its responsibilities;

•
seek any information that it requires from any employee of the Company and all employees are directed to cooperate with any request made by the Audit Committee; and

•
engage independent counsel and other advisers, as it determines necessary to carry out its duties.

Nomination Committee

On and from Admission, the Nomination Committee will consist of five Non-Executive Directors: Sir Michael Llewellyn-Smith (chairman), Mr. Anastassis G. David, Mr. John Hunter, Mr. Antonio D'Amato and Mrs. Susan Kilsby. The function of the Nomination Committee is to support the Board in fulfilling its duty to conduct a Board self-assessment, to establish and maintain a process for appointing new Board members and to manage, in consultation with the Board's Chairman, the succession of the CEO. The Nomination Committee will operate in accordance with Annex C to the Organisational Regulations and is responsible for:

•
identifying and nominating new members of the Board of Directors;

•
developing, maintaining and reviewing in consultation with the Chairman of the Board principles and criteria regarding the recruitment and nomination of new members of the Board of Directors and committee members and proposing them for approval to the Board;

•
reviewing and proposing in consultation with the Board's Chairman new candidates for the position on the Board of Directors to be recommended for election by the general meeting;

•
planning and managing in consultation with the Board's Chairman a Board membership succession plan;

•
ensuring together with the Board's Chairman the establishment of a satisfactory induction programme for new members of the Board of Directors and a satisfactory ongoing training and education programme for existing members of the Board of Directors and committee members;

•
setting the criteria for, and overseeing the annual assessment of the performance and effectiveness of each member of the Board of Directors, each committee and the Operating Committee;

•
conducting an annual assessment of the performance and effectiveness of the Board and reporting to the Board conclusions and recommendations;

•
ensuring that each committee carries out, and overseeing, a self-assessment of the performance of the committees and reporting to the Board its conclusions and recommendations for change;

•
ensure effective succession planning and talent development;

•
preparing in consultation with the Board's Chairman the succession of the CEO;

•
overseeing in consultation with the CEO the succession at the Operating Committee level;

•
overseeing the talent management framework for the Company to ensure that there is continuous development of talent for key roles;

•
establishing the principles governing the human resources policy of the Company, which will guide management decision-making and action; and

•
approving the general terms of employment (except those relating to remuneration) for the executives of the CCH Group.

Remuneration Committee

On and from Admission, the Remuneration Committee will consist of three Non-Executive Directors: Sir Michael Llewellyn-Smith (chairman), Mr. Antonio D'Amato and Mrs. Susan Kilsby. The function of the Remuneration Committee is to establish the compensation strategy for the CCH Group, and to approve or make recommendations to the Board of Directors with regard to certain compensations. The Remuneration Committee will operate in accordance with Annex C to the Organisational Regulations and is responsible for:

•
establishing the compensation strategy for the CCH Group, determining and agreeing with the Board the framework or broad policy for the remuneration of the executives of the CCH Group. In determining such compensation strategy, the Remuneration Committee must take into account all factors which it deems necessary, including where appropriate, comparisons with other similar companies in the market place. The objective of such policy shall be to attract, motivate and retain members of the executive management of the Company by ensuring they are provided with a fair and equitable salary and with appropriate and cost-effective incentives designed to encourage enhanced performance and to increase shareholder value, and that they are, in a fair and cost-effective manner, rewarded for their individual contributions to the success of the Company;

•
approving the following compensation items:

(a)
the total aggregate compensation for the Non-Executive Directors;

(b)
the following compensation elements for the executives of the CCH Group (except for the CEO):

i.
base salaries and increases in base salary;

ii.
annual incentive plan awards;

iii.
long-term incentive plan awards;

iv.
stock option awards;

v.
other forms of compensation;

(c)
Company-wide compensation and benefit plans;

(d)
all non-cash obligations greater than €15,000 which are reportable by the employee as income (other than personal use of company cars, group life or health benefits);

•
recommending to the Board:

(a)
the total individual compensation for the Non-Executive Directors;

(b)
the implementation or modification of employee coverage for any benefit plan, resulting in an increased annual cost of €5 million or more;

(c)
the following compensation elements for the CEO:

i.
base salary and increases in base salary;

ii.
annual incentive plan awards;

iii.
stock option awards or any long-term incentive plan awards;

iv.
other forms of compensation;

•
conducting a review at least once every three years of the components and amount of the compensation of the members of the Board of Directors in relation to other similar companies. Board compensation should be consistent with market practices and sufficient to attract and retain high quality directors, but should not be set at a level that would call into question the objectivity of the Board;

•
considering remuneration (including pension contribution and all other elements) of members of the Board of Directors on early termination and give recommendation to the Board of Directors; and

•
establishing the general policies governing severance for the executives of the CCH Group.

Social Responsibility Committee

On and from Admission, the Social Responsibility Committee will be comprised of three Non-Executive Directors: Sir Michael Llewellyn-Smith (chairman), Mr. George A. David and Mr. John Hunter. The committee is responsible for the development and supervision of procedures and systems to ensure the pursuit of the Company's social and environmental goals. The Social Responsibility Committee will operate in accordance with Annex C to the Organisational Regulations and is responsible for:

•
establishing the principles governing the Company's policies on social responsibility and the environment, which will guide management's decision-making and action;

•
overseeing the development and supervision of procedures and systems to ensure the achievement of the Company's social responsibility and environmental goals;

•
ensuring the necessary and appropriate transparency and openness in the Company's business conduct in pursuit of its social responsibility and environmental goals;

•
establishing and operating a council responsible for developing and implementing policies and strategies for achieving the Company's social responsibility and environmental goals and ensuring the capabilities to execute such policies and strategies throughout the CCH Group;

•
ensuring and overseeing the Company's communications with the stakeholders of its social responsibility and environmental policies, goals and achievements, including the level of compliance with internationally accepted standards;

•
reviewing Company policies on environmental issues, human rights, and other topics as they relate to social responsibility issues;

•
reviewing reports and activities of the executive and specialist groups managing social responsibility matters across the CCH Group's operations;

•
reviewing the implementation at the Company the programmes, pilot studies, surveys and other activities regarding social responsibility;

•
reviewing best practices in social responsibility;

•
reviewing the Company's internal and external communication policies in relation to social responsibility programmes;

•
discussing with external auditors or other stakeholders their perspectives on the Company's social responsibility programmes, performance and progress;

•
reviewing the integration of social responsibility programmes with policies on the management of business risk and reputation; and

•
reviewing, evaluating and recommending to the Board changes to the Company's code of business conduct, in the areas within its responsibility.

9.     Corporate governance

As part of the CCH Group's commitment to best practices in corporate governance matters, it has implemented a number of measures to enhance internal control and risk management within the CCH Group. The CCH Group continually reviews its corporate governance standards and procedures in light of current developments and rulemaking projects in the UK, Switzerland, the EU and the United States, in order to ensure that the CCH Group's corporate governance systems remain in line with international best practices.

There is no mandatory corporate governance regime under Swiss law applicable to the Company.

The Directors of the Company believe that, save as set out in the paragraph headed "Certain differences between the Company's practices and the UK Corporate Governance Code" in this paragraph 9 of Part III: "Directors, Proposed Directors, Management, Corporate Governance and Major Shareholders of the Company" below, with effect on and from Admission, the Company will be in compliance with the provisions of the UK Corporate Governance Code. Pursuant to its obligations under the FSA's Listing Rules, the Company also intends to comply with or explain its non-compliance with provisions of the UK Corporate Governance Code as part of its annual report and accounts.

Compliance with Chapters 4, 5 and 6 of the Disclosure and Transparency Rules

As part of the implementation of the Transparency Directive, the FSA has made Disclosure and Transparency Rules on periodic financial reporting (Chapter 4), major shareholding notifications (Chapter 5) and general information requirements (Chapter 6) for issuers of shares. The Transparency Directive permits the FSA to exempt non-EEA issuers (where the FSA in its capacity as the UK Listing Authority is the competent authority) from certain requirements of the Transparency Directive, if the FSA considers the law of the non-EEA country to be equivalent. Although Switzerland is one such country where the FSA has deemed the relevant provisions of Swiss law to be equivalent, the FSA has confirmed to the Company that it does not deem such provisions of Swiss law to be equivalent where the issuer is not listed on a stock exchange in Switzerland. The obligations pursuant to Chapters 4, 5 and 6 of the Disclosure and Transparency Rules will therefore apply to the Company. Chapter 5 of the Disclosure and Transparency Rules will also therefore apply to Ordinary Shareholders so as to require them to comply with the major shareholding notifications required to be made under that Chapter of the Disclosure and Transparency Rules.

Proposed changes to the Listing Rules

On 2 October 2012, the FSA published a consultation paper (CP12/25) proposing a number of changes to the Listing Rules, including the introduction of additional eligibility requirements and continuing obligations for premium listed issuers with a "controlling shareholder" (being a person holding 30% or more of the issuer's shares or voting rights attaching to an issuer's shares or who is otherwise able to exercise significant influence over the management of the issuer, with shares and voting rights held by persons acting in concert being aggregated for these purposes). These proposals are intended to provide minority shareholders of such issuers with additional protections against a "controlling shareholder" exercising disproportionate influence on the business of that issuer. In summary, the proposals would include the introduction of an express requirement for a relationship agreement governing the interaction of a premium listed issuer and its controlling shareholder (including any concert parties of that controlling shareholder) to be put in place, prescribe the contents of that relationship agreement and require that material amendments to the relationship agreement are subject to the approval of the "non-controlling" shareholders. To the extent that CP12/25 is implemented, CP12/25 may also require the appointment of additional independent directors and subject their appointment to an additional approval by "non-controlling shareholders".

As at the date of settlement of the Share Exchange Offer, neither of the Company's major shareholders will individually control 30% or more of the voting rights. Further, TCCC, the TCCC Entities and Kar-Tess Holding have informed the Company that they do not consider that they are acting in concert and that no agreement or understanding (formal or informal) exists between TCCC or any of the TCCC Entities on the one hand, and Kar-Tess Holding, on the other hand, in relation to the future governance or control of the Company. As such, the Company is of the view that, upon settlement of the Share Exchange Offer, its two major shareholders will not be acting in concert in relation to the Company and, accordingly, the Company does not expect the proposed "controlling shareholder" provisions of CP12/25 in their current form to apply to it and its two major shareholders.

The proposed "controlling shareholder" provisions of CP12/25 are still in draft form, are subject to consultation by the UK Listing Authority and may change. There is also little guidance on how the UK Listing Authority will apply the proposed "controlling shareholder" provisions set out in CP12/25 to the extent that the proposed changes to the Listing Rules are implemented. However, to the extent that such proposed amendments to the Listing Rules are implemented in final form, the Company expects to engage with the UK Listing Authority in order to confirm that the UK Listing Authority would not treat its two major shareholders as "controlling shareholders" of the Company based on the level of their respective shareholdings and the arrangements between them at the time, and in light of the amendments to the Listing Rules as implemented in final form. Furthermore, if CP12/25 is implemented, the Company's two major shareholders could be deemed to be "controlling shareholders" in the future if they increase their respective shareholdings in the Company or the arrangements between them change from those currently contemplated and confirmed to the Company.

Internal audit

The CCH Group's internal audit department reports directly to the Audit Committee, which reviews and approves the internal audit plan for each year. The internal audit department consists of 22 full-time internal staff covering a range of disciplines and business expertise. The function of the internal audit department is to confirm the maintenance and effectiveness of the CCH Group's internal controls to the board of directors. For this purpose, the director of internal audit makes regular presentations to the Audit Committee. The director of internal audit meets regularly with the Audit Committee without the presence of the CCH Group's management.

The internal audit function monitors the internal financial control system across all the Territories in which the CCH Group operates and reports to management and the Audit Committee on its findings. The work of the internal audit function is focused on the areas of greatest risk to the CCH Group, as determined by using a risk based approach to audit planning. As part of the CCH Group's commitment to maintain and strengthen best practices in corporate governance matters, it consistently seeks to enhance its internal control environment and risk management capability across the organisation.

The internal audit function prepares audit reports and recommendations following each audit and appropriate measures are then taken to implement such recommendations. Status reports on management's action plans to internal audit findings are provided to the Audit Committee and board of directors on a biannual basis. The Chief Executive Officer, along with regional and country managers, as well as the chief financial officer, general counsel and corporate controller the CCH Group each receive a copy of such summary.

Disclosure Committee

A Disclosure Committee has been established and disclosure controls and procedures have been adopted to ensure the accuracy and completeness of the CCH Group's public disclosures. The Disclosure Committee is comprised of the chief financial officer, the general counsel and director of strategic development, the director of investor relations and the corporate controller of the CCH Group.

Performance reporting

Reports on the CCH Group's annual performance and prospects are presented in the annual report and in the form 20-F filed annually with the SEC. Interim financial information is also released, on a quarterly basis, to the stock exchanges on which CCH is listed and to the financial press. Internally, the CCH Group's financial results and key performance indicators are circulated and reviewed by senior management on a monthly basis. This information includes comparisons against business plans, forecasts and previous year performance. The board of directors of CCH receives updates on performance at each meeting of the board of directors of CCH, as well as a monthly report on the CCH Group's business and financial performance.

Internal control processes

The Company's Board of Directors acknowledges that it has ultimate responsibility for ensuring that it has adequate systems of financial control. It should be noted that such systems of financial control can provide only reasonable and not absolute assurance against material misstatements or loss. In certain of the Territories in which the CCH Group operates, its businesses are exposed to a heightened risk of loss due to fraud and criminal activity. The CCH Group reviews its systems of financial control regularly in order to minimise such losses. The Board of Directors has adopted a chart of authority defining financial and other authorisation limits and setting procedures for approving capital and investment expenditure. The Board of Directors also approves three-year strategic and financial plans and detailed annual budgets. It subsequently reviews monthly performance against targets set forth in such plans and budgets. A key focus of the financial management strategy is the protection of the CCH Group's earnings stream and management of its cash flow.

The identification and management of risk

The CCH Group has adopted a strategic Enterprise Wide Risk Management, or EWRM, approach to risk management, providing a comprehensive risk management framework across the organisation. The primary aim of this framework is to minimise the organisation's exposure to unforeseen events and to provide certainty to the management of identified risks in order to create a stable environment within which the CCH Group can deliver its operational and strategic objectives. There are two principal EWRM objectives:

•
the compilation and maintenance of an up-to-date risk register detailing the risks to the achievement of the CCH Group's operational and strategic objectives; and

•
consistent and replicable risk identification, management and escalation of identified risks across the Company.

These objectives are achieved by:

•
regular risk reviews within the Territories to chart and verify progress of the management of the identified risk exposure; and

•
followed by escalation of significant operational risks together with progress on agreed management actions to the regional directors.

Outputs from this EWRM process are embedded in all business planning activities of the CCH Group.

Third party insurance is secured to cover any residual insurable risk exposure such as property damage or business interruption and liability protection. Local insurance policies have been arranged under this cover to provide working loss protection and necessary legal compliance.

Accountability

The CCH Group's chart of authority defines financial and other authorisation limits and sets procedures for approving capital and investment expenditures. The country is the basic unit for purposes of business performance and the CCH Group's policy is to maintain accountability at the country level. Head office functions focus on policy and group issues and provide support and expertise where it is not practical or efficient to provide such support or expertise at a country level.

Certain differences between the Company's practices and the UK Corporate Governance Code

Upon settlement of the Share Exchange Offer, the Board of Directors will be composed of four Directors appointed by Kar-Tess Holding, the incorporator and sole shareholder of the Company, and originally nominated to the board of directors of CCH by Kar-Tess Holding pursuant to the CCH Shareholders' Agreement; two directors who were originally nominated to the board of directors of CCH by the TCCC Entities pursuant to the CCH Shareholders' Agreement; the CEO; and six independent Non-Executive Directors: Mr. Kent Atkinson (Senior Independent Non-Executive Director), Mr. Antonio D'Amato, Mr. Christos Ioannou, Sir Michael Llewellyn-Smith, Mr. Nigel Macdonald and Mrs. Susan Kilsby. At the time of original appointment to the board of directors of CCH, the relevant Non-Executive Directors were free from any business relationship with any member or the management of Kar-Tess Holding or the TCCC Entities, or any associate thereof, and considered by the board of directors of CCH to be independent in accordance with the criteria set out in the CCH Relationship Agreement. Accordingly, such Non-Executive Directors are considered to be independent in character and judgement by the Board of Directors of the Company within the meaning of the UK Corporate Governance Code, notwithstanding the fact that Mr. Kent Atkinson, Mr. Antonio D'Amato and Sir Michael Llewellyn-Smith have been directors of CCH for a period in excess of nine years. The Directors of the Company believe that the CCH Group's business should continue to benefit from the experience and knowledge of all three Proposed Directors with more than nine years' service.

Mr. George A. David, OBE, MFR, the Chairman of the Board, is appointed by Kar-Tess Holding and was not, at the time of his original appointment to the board of directors of CCH, independent within the meaning of the UK Corporate Governance Code. Mr. David has also been a director of CCH in excess of nine years. However, the Board considers that, in view of Mr. David's history with the CCH Group and his importance to it, it is currently and for the foreseeable future, in the best interests of the Ordinary Shareholders for him to be the Chairman of the Board of Directors of the Company.

Consequently, upon settlement of the Share Exchange Offer, the composition of the Board of Directors of the Company will comply with the UK Corporate Governance Code recommendations that at least half of the Board of Directors, excluding the Chairman, comprise independent directors. Furthermore, upon Admission, the Nomination Committee will be responsible for identifying and nominating members of the Board of Directors, for subsequent nomination by the Board of Directors for election to the Board of Directors by the Ordinary Shareholders on an annual basis.

In addition, contrary to the UK Corporate Governance Code recommendations, the Company's Remuneration Committee does not have sole authority to determine the compensation of the CEO or of the Non-Executive Directors (including the Chairman); rather, the terms of the compensation of the CEO and the total individual compensation of the Non-Executive Directors (including the Chairman) will be determined by the Board of Directors upon the recommendation of the Remuneration Committee.

10.   Major Shareholders

Major Shareholders

Kar-Tess Holding

Kar-Tess Holding, a company organised under the laws of Luxembourg, is the Company's incorporator and sole shareholder. Kar-Tess Holding holds approximately 23.3% of CCH's total issued capital. Truad Verwaltungs AG (a corporation organised under the laws of Switzerland), in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, holds 100% of the share capital of Torval Investment Corp. (a corporation incorporated under the law of the Bahamas), whose 100% owned subsidiary Lavonos Limited (a corporation organised under the laws of the British Virgin Islands) holds 100% of the share capital of Boval Limited (a corporation organised under the laws of Cyprus) as nominee for Torval Investment Corp., where Boval Limited controls its 100% owned subsidiary Boval S.A. (a corporation organised under the laws of Luxembourg), which controls Kar-Tess Holding.

Four members of the Company's Board of Directors, Mr. George A. David, Mr. Anastassis G. David, Mr. Anastasios P. Leventis and Mr. Haralambos K. Leventis, were appointed by Kar-Tess Holding, the Company's incorporator and sole shareholder as at the date of this Prospectus, and were originally nominated to CCH's board of directors in accordance with the provisions of the CCH Shareholders' Agreement between the Kar-Tess Group and the TCCC Entities.

TCCC

TCCC indirectly holds approximately 23.2% of CCH's total issued share capital through five companies that are parties to the CCH Shareholders' Agreement with the Kar-Tess Group and which constitute the TCCC Entities: Coca-Cola Overseas Parent Limited, The Coca-Cola Export Corporation, Barlan, Inc. and Refreshment Product Services, Inc., each a Delaware company, and Atlantic Industries, a Cayman Islands company. The Existing Shares held by the TCCC Entities in CCH are all beneficially owned by CCHBC Grouping, Inc., a Delaware company and an indirect, wholly-owned subsidiary of TCCC, which is also a party to the CCH Shareholders' Agreement. Mr. John Hunter and Mr. Irial Finan were originally nominated to CCH's board of directors by the TCCC Entities in accordance with the provisions of the CCH Shareholders' Agreement between the Kar-Tess Group and the TCCC Entities.

The parties to the CCH Shareholders' Agreement have jointly agreed to terminate the agreement effective on and from settlement of the Share Exchange Offer and TCCC, the TCCC Entities and Kar-Tess Holding have informed the Company that they do not consider that they are acting in concert and that no agreement or understanding (formal or informal) exists between TCCC or any of the TCCC Entities on the one hand, and Kar-Tess Holding, on the other hand, in relation to the future governance or control of the Company.

Other than the Initial Shares issued to Kar-Tess Holding as the initial subscriber on incorporation of the Company and the interests of the Directors and the Proposed Directors as disclosed in paragraph 11 of Part XIII: "Additional Information", as at 31 December 2012, the Company was aware of the following persons who as at such date directly or indirectly had an interest in 5% or more of CCH's total issued share capital and are expected, following Admission, to directly or indirectly have an interest in 5% or more of the Company's total issued share capital:

	As at 31 December 2012		Immediately following Admission
Name	No. of Existing Shares (including those represented by Existing ADSs) in CCH	Percentage of total issued share capital(1)	No. of Ordinary Shares in the Company	Percentage of total issued share capital(2)(3)	Percentage of total issued share capital(3)(4)
The Kar-Tess Group(5)
Kar-Tess Holding(6)	85,355,019	23.3	85,375,019	23.3	25.9
TCCC
Coca-Cola Overseas Parent Limited(7)	45,002,970	12.3	45,002,970	12.3	13.6
Atlantic Industries(7)	28,774,369	7.8	28,774,369	7.8	8.7
Refreshment Product Services, Inc(7).	10,833,612	3.0	10,833,612	3.0	3.3
Other shareholders related to TCCC(7)	501,127	0.1	501,127	0.1	0.2
Total shareholdings related to TCCC	85,112,078	23.2	85,112,078	23.2	25.8

(1)
Calculated including 3,430,135 Existing Shares held in treasury as at 31 December 2012.

(2)
Assuming the Company acquires the entire issued share capital of CCH in exchange for Ordinary Shares pursuant to the Share Exchange Offer.

(3)
Calculated including the Initial Shares held by Kar-Tess Holding as incorporator of the Company (assuming the final par value of the Ordinary Shares as determined immediately prior to settlement of the Share Exchange Offer corresponds to CHF 5, amounting to 20,000 Ordinary Shares).

(4)
Assuming the Company acquires 90% of the total issued share capital of CCH in exchange for Ordinary Shares pursuant to the Share Exchange Offer.

(5)
On 23 September 2008, Kar-Tess Holding informed CCH that on 19 September 2008 it acquired 22,303,875 of CCH's share capital from its parent, Boval S.A., in an intra-group transaction. On 6 December 2010, Kar-Tess Holding transferred 22,453,254 of CCH's shares and voting rights by transferring nine of its 100% owned subsidiaries to entities and individuals who were either ultimate beneficial owners of Kar-Tess Holding or have been nominated by them. None of these entities and individuals owns individually more than 2% of CCH's outstanding shares and voting rights.

(6)
Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, holds 100% of the share capital of Torval Investment Corp., whose 100% owned subsidiary Lavonos Limited holds 100% of the share capital of Boval Limited as nominee for Torval Investment Corp., where Boval Limited controls its 100% owned subsidiary Boval S.A., which controls Kar-Tess Holding, which holds 85,355,019 Existing Shares (including those represented by Existing ADSs) in CCH.

(7)
These shares are all beneficially owned by CCHBC Grouping, Inc., a Delaware company and an indirect, wholly-owned subsidiary of TCCC, which is also a party to the CCH Shareholders' Agreement.

On 24 January 2012, CCH was informed by Credit Suisse Group AG that, pursuant to a transaction on 20 January 2012, the number of ordinary shares and voting rights held by Credit Suisse Group AG in CCH fell below 5% of the Company's share capital. Prior to 20 January 2012, Credit Suisse Group AG held 18,691,946 ordinary shares and voting rights in CCH, representing 5.1% of its share capital.

Save for the shareholdings detailed above, the Company is not aware of any person who will directly or indirectly be interested in 5% or more of the share capital immediately following Admission. Other than as disclosed in Part III: "Directors, Proposed Directors, Management, Corporate Governance and Major Shareholders of the Company", the Company is not aware of any persons who, directly or indirectly, jointly or severally, exercise or could exercise control of the Company.

Shareholders will not have different voting rights in general meetings of the Company.

11.   Shareholders' arrangements between Kar-Tess Holding and the TCCC Entities

On November 1999, the Kar-Tess Group (of which Kar-Tess Holding is the sole remaining member) and the TCCC Entities entered into the CCH Shareholders' Agreement, which became effective at the date of the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. and which governs many important aspects of their relationship as shareholders in CCH (the "CCH Shareholders' Agreement"). On 29 December 2008, Kar-Tess Holding and the TCCC Entities agreed to extend the CCH Shareholders' Agreement until 31 December 2018. The parties to the CCH Shareholders' Agreement have jointly agreed to terminate the agreement, effective on and from settlement of the Share Exchange Offer. The CCH Shareholders' Agreement will not be renewed in relation to the Company. Further, TCCC, the TCCC Entities and Kar-Tess Holding have informed the Company that they do not consider that they are acting in concert and that no agreement or understanding (formal or informal) exists between TCCC or any of the TCCC Entities on the one hand, and Kar-Tess Holding, on the other hand, in relation to the future governance or control of the Company.

12.   The CCH Relationship Agreement among Kar-Tess Holding, the TCCC Entities and CCH

On 29 August 2000, in connection with the listing of its shares on the London Stock Exchange, CCH, the Kar-Tess Group (of which Kar-Tess Holding is the sole remaining member) and the TCCC Entities entered into a relationship agreement (the "CCH Relationship Agreement") in accordance with the listing rules applicable at the time of the listing of shares on the London Stock Exchange. Pursuant to the CCH Relationship Agreement, the TCCC Entities and Kar-Tess Holding agreed to be bound by certain restrictions with respect to transactions and other dealings between the Company and Kar-Tess Holding and the TCCC Entities, as appropriate, and their respective affiliated entities. The parties to the CCH Relationship Agreement have jointly agreed to terminate the agreement, with effect on and from settlement of the Share Exchange Offer. CCH has agreed to the termination of the CCH Relationship Agreement. The CCH Relationship Agreement will not be renewed in relation to the Company.

PART IV:    CCH'S RELATIONSHIP WITH TCCC, KAR-TESS HOLDING AND
OTHER RELATED PARTIES

1.     The CCH Group's relationship with TCCC

TCCC bottling system

TCCC's bottling system is based on a division of functions between TCCC and its various bottlers.

TCCC owns the trademarks of the beverages of TCCC, controls the global marketing of TCCC's brands and supplies the bottlers of TCCC's products with the concentrate for such products.

In their local markets, the bottlers of TCCC's products undertake to:

•
produce the products of TCCC;

•
engage in local marketing and promotional activities customised to the particular circumstances of the markets in which they operate;

•
establish business relationships with local customers and develop local distribution channels, for example, by investing in cold drink equipment, such as coolers; and

•
distribute the products of TCCC to retailers either directly or indirectly through wholesalers.

TCCC maintains relationships with independently owned bottlers in whom TCCC has no ownership interest, with bottlers in which TCCC has invested and holds a non-controlling ownership interest and with bottlers in which TCCC has invested and holds a controlling ownership interest.

Key bottler of TCCC

The CCH Group is the second largest independent bottler of products of TCCC in the world in terms of net sales revenue and the second largest in terms of volume, and the CCH Group believes that it has strategic importance within the Coca-Cola bottling system. As one of TCCC's key bottlers, the CCH Group works closely with TCCC, utilising their respective skills and assets to maximise the opportunities to increase sales in the CCH Group's Territories and, ultimately, increase value over the long-term to its shareholders. In the year ended 31 December 2012, the products of TCCC (including trademarked beverages of joint ventures to which TCCC is a party) accounted for approximately 96% of the CCH Group's total sales volume. TCCC has also licensed to the CCH Group the use of TCCC trademark in the CCH Group's corporate names. In practice, CCH's and TCCC's economic interests are aligned with respect to CCH's TCCC brand-related business and the parties have a constructive and collaborative relationship, where TCCC frequently negotiates with CCH over distribution matters and CCH frequently negotiates with TCCC over consumer marketing and demand-stimulating initiatives.

Bottlers' agreements

TCCC has the ability to exert significant influence over the conduct of the CCH Group's business under a number of bottlers' agreements entered into between TCCC and the CCH Group's operating companies for the Territories in which it operates. Bottlers' agreements are the standard contracts that TCCC enters into with bottlers outside the United States for the sale of concentrate for TCCC's trademarked beverages. All the bottlers' agreements entered into by TCCC and the CCH Group with respect to the CCH Group's non-EU markets are in the form of TCCC's standard international bottlers' agreements. The bottlers' agreements for the CCH Group's EU Territories, including Austria, Greece, Italy (Northern and Central), Northern Ireland and the Republic of Ireland, are TCCC's standard EU bottlers' agreements.

On 10 October 2012, TCCC agreed to extend the term of the bottlers' agreements for a further 10 years until 2023.

On 19 August 2003, the CCH Group announced that TCCC has granted an extension of the bottlers' agreements between the CCH Group and TCCC covering the 26 countries in which the CCH Group operated at that time, effective on 1 January 2004 and for a term of 10 years, lasting until December 2013, with the option to request a further ten-year extension to 2023. On 1 May 2004, the CCH Group received waivers from TCCC bringing the existing bottlers' agreements for countries entering the EU on 1 May 2004 in compliance with EU competition rules until such time as negotiations for new bottlers' agreements have been completed and new agreements have been entered into. Any provisions in the existing bottlers' agreements which were not in compliance with EU competition rules were waived. In all other respects, the provisions of these bottlers' agreements remain in full force and effect.

On 30 July 1999, TCCC announced that it had completed the acquisition of the beverage brands of Cadbury Schweppes plc in certain Territories. Schweppes Holdings Limited, a wholly-owned subsidiary of TCCC, has granted to the CCH Group the rights to sell and distribute these beverages in the Republic of Ireland and Northern Ireland pursuant to bottlers' agreements substantially similar to the standard EU bottlers' agreement and in Nigeria, the Russian Federation, Bulgaria, Bosnia and Herzegovina, Croatia, Ukraine, the Former Yugoslav Republic of Macedonia, Serbia, Montenegro, Slovenia, Estonia, Lithuania and Latvia pursuant to bottlers' agreements substantially similar to the standard international bottlers' agreement of TCCC, except that the bottlers' agreements for Bosnia and Herzegovina, Croatia and Slovenia are renewable for an additional term of five years.

International bottlers' agreements (for Territories outside the European Economic Area)

Exclusivity.    The CCH Group's operating companies have the right to produce and the exclusive rights granted by TCCC in their Territories to sell and distribute those beverages of TCCC in those containers, such as glass bottles, plastic bottles and/or cans, specifically identified in each agreement. TCCC retains the right to produce and sell, or authorise third parties to produce and sell, beverages of TCCC in any manner or form not specified in the bottlers' agreement within the relevant Territory. TCCC also retains the right to produce or authorise third parties to produce the products covered by the agreement in the Territory of the operating company for sale outside that Territory. The international bottlers' agreements also contemplate that there may be instances in which large or special buyers have operations transcending the boundaries of the CCH Group's operating companies' Territories and, in such instances, its operating companies agree not to oppose any additional measures deemed necessary by TCCC to improve sales and distribution to such customers. The CCH Group's local operating companies are prohibited from producing or handling any beverage product other than products of TCCC or from acquiring or holding an interest in a party that engages in such business in the Territories covered by these agreements without TCCC's prior consent.

Supply of concentrate.    The CCH Group's international bottlers' agreements require it to purchase all its requirements of concentrate for beverages of TCCC from TCCC and its authorised suppliers. TCCC sells concentrate to the CCH Group at prices that TCCC is entitled to determine in its sole discretion, including the conditions of shipment and payment as well as the currency of the transaction. In practice, however, TCCC normally sets concentrate prices only after discussions with the CCH Group so as to reflect trading conditions in the relevant country and so as to ensure that such prices are in line with the CCH Group's and TCCC's respective sales and marketing objectives for particular TCCC brand-related products and particular Territories. TCCC generally uses an incidence-based pricing model in relation to the CCH Group, which means that these prices reflect a percentage of the CCH Group's net sales revenue, otherwise called the incidence rate.

Packaging of the products of TCCC.    The CCH Group must distribute all the products of TCCC in containers authorised by TCCC (which has the right to approve, in its sole discretion, any kind of packages and containers for TCCC's beverages, including their size, shape and other attributes). TCCC may, in its sole discretion, redesign or discontinue any package of any beverage of TCCC, subject to certain limitations, so long as TCCC's beverages covered by the relevant agreement are not all discontinued. The CCH Group must purchase all containers, closures, cases and other packaging materials and labels from manufacturers approved by TCCC. TCCC is the sole owner of the trademarks that identify TCCC's beverages and of the secret formulae used in concentrates. The CCH Group is prohibited from producing other products or packages that would imitate, infringe or cause confusion with the products, trade dress, containers or trademarks of TCCC, or from acquiring or holding an interest in a party that engages in such activities.

Other conditions.    The CCH Group is required to maintain adequate production and distribution facilities and inventories of bottles, caps, boxes, cartons and other exterior packaging or materials as well as to undertake adequate quality control measures prescribed by TCCC. The CCH Group also undertakes to develop, stimulate and meet the demand for TCCC's beverages and use all approved means and spend such funds on advertising and other forms of marketing as may be reasonably required to meet that objective and to maintain sound financial capacity to secure the performance of its obligations to TCCC. The CCH Group is required to submit to TCCC for each of its Territories an annual business plan, which must be acceptable to TCCC. In practice, however, the CCH Group works closely with TCCC to develop its annual business plan in light of the then prevailing trading conditions in each Territory.

Trans-shipping.    The CCH Group's operating companies are prohibited from making sales of TCCC's beverages outside of their prescribed Territories or to anyone intending to resell the beverages outside those Territories without the consent of TCCC. TCCC may impose financial penalties on operating companies whose products are found in another bottler's territory or even cancel the licence for the type of containers found in the other bottler's territory.

Pricing.    The CCH Group's operating companies are entitled to set the price of products sold to retailers. In practice, the CCH Group works closely with TCCC to determine the pricing strategy in light of the trading conditions prevailing at the relevant time in each Territory.

Assignment/Change of control.    Each operating company is prohibited from assigning, transferring or pledging its bottlers' agreement with TCCC, or any interest in it, whether voluntarily or involuntarily, without the consent of TCCC. In addition, the CCH Group's operating company may not undergo a change of control without the consent of TCCC.

Term.    The international bottlers' agreements were due to expire in December 2013, unless terminated earlier as provided in the agreements or extended in accordance with their terms. However, if the CCH Group's operating companies have complied fully with the agreements during the term, are "capable of the continued promotion, development and exploitation of the full potential of the business" and request an extension of the agreement, an additional term until 2023 may be granted in TCCC's sole discretion. On 10 October 2012, TCCC agreed to extend the term of the international bottlers' agreements for a further 10 years until 2023.

Termination.    Either party to an international bottlers' agreement may, with 60 days' written notice to the other party, terminate the bottlers' agreement in the event of non-compliance of the other party with its terms so long as the party in non-compliance has not cured such noncompliance during this 60-day period. Either party may also terminate the agreement by written notice to the other party if its terms violate applicable law or if any of the parties is unable to legally obtain foreign exchange to remit abroad in payment of imports of concentrate.

In addition, TCCC may terminate an international bottlers' agreement with any of the CCH Group's operating companies immediately by written notice to such operating company in the event that:

•
the operating company suspends payments to creditors, declares bankruptcy, is declared bankrupt, is expropriated or nationalised, is liquidated or dissolved or if a receiver is appointed to manage the business of the operating company;

•
the operating company transfers control, assigns the bottlers' agreement, delegates performance under the agreement or fails to report to TCCC material changes in its ownership; or

•
the operating company, or any individual or legal entity that controls, owns a majority of the shares in or, directly or indirectly, influences the management of the operating company, engages in the production of non-alcoholic beverages other than TCCC's non-alcoholic beverages, whether through direct ownership of such operations or through control or administration thereof, provided that, upon request, the operating company shall be given six months to remedy such situation.

Moreover, if an operating company does not wish to pay the required price for concentrate for the beverage "Coca-Cola", it must so notify TCCC in writing within 30 days of receipt of TCCC's new prices, in which case the bottlers' agreement in relation to concentrate for the beverage "Coca-Cola" will terminate automatically three months after the date of such notice. In case an operating company refuses to pay the required price for concentrate other than concentrate for the beverage "Coca-Cola", TCCC may at its option cancel the bottlers' agreement in relation to such concentrate or terminate the entire agreement, in each case with three months' written notice.

In addition to TCCC's termination rights described above, if the CCH Group's operating company does not comply with the standards and instructions established by TCCC relating to the production of the licensed products, TCCC is entitled to suspend the operating company's authorisation to produce such products of TCCC until the default has been corrected to TCCC's satisfaction. TCCC may also elect, in the event that an operating company breaches the terms of the agreement with respect to a particular product, to cancel the authorisation granted to such operating company under the agreement in respect of that product.

EU bottlers' agreements

Exclusivity.    The CCH Group's operating companies have the right to produce and the exclusive rights granted by TCCC in their Territories to sell and distribute the products of TCCC in those containers, such as glass bottles, plastic bottles and/or cans, specifically identified in each agreement. TCCC retains the right to produce and sell, or authorise third parties to produce and sell, the beverages in any manner or form not specified in the bottlers' agreement within the relevant Territory. TCCC also retains the right to produce, or authorise third parties to produce in the Territory of the operating company, the products covered by the agreement for sale outside that Territory. The EU bottlers' agreements also contemplate that there may be instances in which large or special buyers have operations transcending the boundaries of the operating company's Territories. In such instances, the CCH Group's operating companies agree not to oppose, without valid reason, any additional measures deemed necessary by TCCC to improve sales and distribution to such customers. The CCH Group's operating companies also agree not to oppose any measures taken by TCCC in compliance with the competition rules of the European Economic Area.

Supply of concentrate.    The provisions of the EU bottlers' agreements relating to the supply of concentrate are substantially similar to the corresponding provisions of the international bottlers' agreements described above.

Packaging of the products of TCCC.    The provisions of the EU bottlers' agreements relating to the packaging of the products of TCCC are substantially similar to the corresponding provisions of the international bottlers' agreement described above.

Other conditions.    The EU bottlers' agreements contain substantially similar conditions to the conditions of the international bottlers' agreements described above.

Trans-shipping.    The CCH Group's operating companies are prohibited from making sales of TCCC's beverages outside their prescribed Territories, or to anyone intending to resell these beverages outside those Territories, without the consent of TCCC, except for sales arising out of an unsolicited order from a customer in another member state of the European Economic Area or sales to a customer intending to export to another such member state. TCCC may impose financial penalties on operating companies whose products are found in another bottler's territory in violation of the bottlers' agreement or even cancel the licence for the type of containers found in the other bottler's territory.

Pricing.    The provision of the EU bottlers' agreements relating to pricing of the products of TCCC are substantially similar to the corresponding provisions of the international bottlers' agreement described above.

Assignment/Change of control.    The assignment and change of control provisions of the EU bottlers' agreement are substantially similar to the assignment provisions of the international bottlers' agreements described above.

Term.    The EU bottlers' agreements were due to expire in December 2013, unless terminated earlier as provided in the agreements or extended in accordance with their terms. If the CCH Group's operating companies have complied fully with the agreements during the term, are "capable of the continued promotion, development and exploitation of the full potential of the business" and request an extension of the agreement, an additional term until 2023 may be granted in the sole discretion of TCCC. The bottlers' agreement relating to the production, distribution and sale of products of TCCC in Greece does not specifically provide for the CCH Group's ability to request the renewal of such agreement.

On 10 October 2012, TCCC agreed to extend the term of the EU bottlers' agreements for a further 10 years until 2023.

Termination.    The termination provisions of the EU bottlers' agreements are substantially similar to the termination provisions of the international bottlers' agreements described above, except that the EU bottlers' agreements may not be terminated in connection with the violation of terms that are particular to the international bottlers' agreements, such as the restriction on the production of beverages other than beverages of TCCC.

Administration and implementation of the bottlers' agreements

The CCH Group's business relationship with TCCC is mainly governed by the bottlers' agreements entered into between TCCC and the CCH Group's operating subsidiaries in each of the Territories. Similar to arrangements between other beverage brand owners and their bottlers, the CCH Group's bottlers' agreements with TCCC establish an overall framework for the administration and implementation of the commercial relationship between TCCC and the CCH Group, and the operation of that overall framework occurs in the normal course of the CCH Group's business.

The effect of the bottlers' agreements is to give the CCH Group the exclusive right to produce, sell and distribute specified TCCC branded products in the Territories, as may be designated from time to time. In return, the CCH Group is required to purchase all of its requirements of concentrate for TCCC branded products from TCCC and its authorised suppliers at prices determined by TCCC from time to time in its sole discretion. The CCH Group is required to distribute TCCC branded products in packaging and containers approved by TCCC. The CCH Group also undertakes general obligations to maintain adequate production and distribution facilities, as well as inventories, to undertake adequate quality control measures, to develop and meet demand for TCCC branded products, to spend funds on advertising and marketing and to make capital expenditures. However, the bottlers' agreements do not set out or quantify specific or detailed performance obligations (either financial or non-financial) on the part of the CCH Group. In practice, the operating and day-to-day administration of the bottlers' agreement between TCCC and the CCH Group are subject to negotiations between them.

In their day-to-day business relationship, TCCC and the CCH Group work closely together in relation to the CCH Group's TCCC brand-related business. In this relationship, TCCC and the CCH Group apply a demarcation of roles whereby, by and large, TCCC is responsible for developing overall consumer awareness and demand and protecting its trademarks, while the CCH Group is responsible for the production, distribution and sales to the CCH Group's customers of TCCC-branded products. In their day-to-day business relationship, within the framework of the bottlers' agreements, TCCC and the CCH Group would generally be expected to enter into the types of commercial interactions described below in the normal course of the CCH's Group's business with a view to aiding the generation of the CCH Group's revenue, through maximising the success of the CCH Group's TCCC brand-related business.

Introduction of new products and packaging

A description of the products currently authorised to the CCH Group from TCCC is set out under paragraph 7 headed "Products" of Part I: "Information on the CCH Group". TCCC may from time to time introduce new or additional products and packages for particular Territories and, because of the CCH Group's status as a key bottler for TCCC products, CCH has historically acquired the right to produce, sell and distribute any such new or additional products and packages for the Territory in accordance with the terms of the bottlers' agreements.

Purchase of concentrate, other raw materials and finished goods

The CCH Group's operating companies purchase concentrate and other items such as finished products from TCCC and its authorised suppliers. The bottlers' agreements stipulate that TCCC determines the price of concentrate for each of TCCC's branded products for each Territory at prices that are set from time to time by TCCC in its sole discretion, including the conditions of shipment and payment, as well as the currency of the transaction. In practice, TCCC has historically set concentrate prices only after discussions with the CCH Group so as to reflect trading conditions in the relevant Territory and so as to ensure that such prices are in line with the CCH Group's and TCCC's mutually agreed upon sales and marketing objectives. TCCC generally uses an incidence-based pricing model to determine the price at which it sells concentrate to the CCH Group, which generally tracks a percentage of the CCH Group's net sales revenue, but in the ordinary course has also used a fixed pricing model. Under the terms of the bottlers' agreements, TCCC is not obliged to follow any particular pricing model and, as part of the ongoing business relationship between TCCC and the CCH Group, TCCC retains complete flexibility to introduce one or more alternative pricing models from time to time.

Although TCCC determines concentrate pricing in its sole discretion, the CCH Group determines its purchase volumes based on its assessment of demand and its stock requirements in accordance with the CCH Group's business plan from time to time, with a view to meeting its general obligation under the bottlers' agreements to meet demand for TCCC products in the Territories; there are no specific or detailed quota requirements under the bottlers' agreements.

The CCH Group's total purchases of concentrate from TCCC amounted to €123.2 million, €1,255.0 million, €1,244.8 million and €1,290.2 million in the period ended 25 January 2013 and in the years ended 31 December 2012, 2011 and 2010, respectively. In addition to concentrate, the CCH Group purchased finished goods and other materials from TCCC in amounts of €2.0 million, €50.4 million, €56.0 million and €78.0 million in the period ended 25 January 2013 and in the years ended 31 December 2012, 2011 and 2010, respectively. The CCH Group also purchases concentrate from Beverage Partners Worldwide, a joint venture between TCCC and Nestlé S.A. Purchases of concentrate from Beverage Partners Worldwide amounted to €7.8 million, €101.5 million, €99.6 million and €89.4 million in the period ended 25 January 2013 and in the years ended 31 December 2012, 2011 and 2010, respectively.

Sales pricing

The CCH Group's operating companies are entitled to set the price of products sold to retailers. In practice, the CCH Group works closely with TCCC to determine the pricing strategy in light of trading conditions prevailing at the relevant time in each Territory.

Marketing and promotional support and investments

Under the bottlers' agreements, the CCH Group undertakes, among other things, to develop, stimulate and meet the demand for TCCC-branded products and to make expenditures on advertising and other forms of marketing as may reasonably be required to create demand for TCCC-branded products.

Annual objectives are mutually agreed between the CCH Group and TCCC and shape the level of marketing and promotional support and investments that may become necessary to achieve these goals. The mutually agreed upon marketing and promotional investments are segregated into consumer-driven (such as building brand equity, analysing consumer preferences, formulating brand marketing strategies and media advertising plans), which are TCCC's responsibility, and customer-driven (such as customer discounts and marketing and promotional materials at a customer level), which are the responsibility of the CCH Group.

As contemplated by the terms of the bottlers' agreements, TCCC has historically supported the CCH Group's marketing and promotional plans and investment strategies through discretionary contributions to the CCH Group. As part of the operation of the bottlers' agreements and as part of the ongoing business relationship between TCCC and the CCH Group in the normal course of the CCH Group's business, TCCC and the CCH Group typically share the marketing expenses for the co-operative arrangements that they enter into, although there is no obligation to do so, and similarly TCCC also contributes towards the CCH Group's investments in certain fixed assets, such as coolers, that are integral to the implementation of the CCH Group's marketing and promotional plans. The levels of support programmes are usually discussed between TCCC and the CCH Group annually on a Territory-by-Territory basis to reflect a mutual annual marketing plan for that Territory and expected sales volumes of TCCC products for that year.

Total net contributions received from TCCC for marketing and promotional support programmes amounted to €1.3 million, €70.6 million, €76.5 million and €60.8 million for the period ended 25 January 2013 and for the years ended 31 December 2012, 2011 and 2010, respectively. These contributions, if related to payments the CCH Group makes to specific customers for marketing and promotional incentives, are recognised as a reduction of the CCH Group's payments to customers. These payments to customers, net of contributions received from TCCC, are deducted from sales revenue. In the period ended 25 January 2013 and in the years ended 31 December, 2012, 2011 and 2010, such contributions amounted to €1.2 million, €51.2 million, €49.0 million and €48.8 million, respectively. Payments for marketing programmes not specifically attributable to a particular customer are recognised as a reduction of selling expenses. These payments amounted to €0.1 million, €20.1 million, €21.9 million and €19.8 million in the period ended 25 January 2013 and in the years ended 31 December 2012, 2011 and 2010, respectively. The levels of support programmes are jointly determined annually on a Territory-by-Territory basis to reflect the mutually agreed annual marketing plan for that Territory and expected sales volume for the year. While these programmes are contemplated in the bottlers' agreements, TCCC is ultimately under no obligation to participate in the programmes or continue past levels of funding into the future.

Business plan

The CCH Group is responsible for the formulation of the business plan for the CCH Group's business as described in paragraph 5 headed "Management and operation of the business" in Part III: "Directors, Proposed Directors, Management, Corporate Governance and Major Shareholders of the Company". In practice, TCCC and the CCH Group have worked closely together to ensure that their respective business plans for the CCH Group's Territories are co-ordinated, including in relation to the marketing and promotional support and investment strategies described above, so that CCH Group can ensure its strategy for sales, trade and point of sale marketing to its retail customers is consistent with TCCC's overall general consumer brand marketing strategy and media advertising plans in the CCH Group's Territories. Their respective business plans are co-ordinated including in relation to marketing as described above and the introduction of new products and packaging arrangements. In addition, in accordance with the terms of the bottlers' agreements for the CCH Group's non-EU Territories, TCCC may from time to time grant waivers to permit the CCH Group to produce, sell and distribute non-TCCC branded products in those non-EU Territories.

Recent acquisitions with TCCC

The CCH Group and TCCC are jointly pursuing the development or acquisition of mineral water and juice opportunities with a view to expanding their presence in the water and juice segments. As part of this strategy, the CCH Group has a common understanding with TCCC with respect to water acquisitions, whereas the CCH Group will have full ownership of the operating assets and exercise managerial control over the relevant business, while TCCC will own the brands and, jointly with the CCH Group, the water source in the case of mineral waters. Where a separation of brands from operating assets is not feasible due to legal or tax reasons, the acquired property will continue to be jointly owned by TCCC and the CCH Group. In that case, the CCH Group will retain the management and operational control of the acquired business and it will work with TCCC towards the eventual transfer of the brands to TCCC on a cost-neutral basis. In relation to juice acquisitions, the CCH Group and TCCC each owns 50% of the jointly acquired entities to date, the Multon Z.A.O. group and Fresh & Co, which are accounted for as joint ventures. On 20 April 2011 the CCH Group along with TCCC, acquired through Multon Z.A.O., MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE, a fruit juice and nectar producer in Belarus. For additional information on these acquisitions and other major recent transactions, see paragraph 4 of Part VI: "Operating and Financial Review and Prospects" headed "Major recent transactions". The joint venture agreements entered into by the CCH Group and TCCC establish an overall framework for the administration and implementation of the particular joint venture, and the operation of that overall framework occurs as part of the normal course of the CCH Group's business.

Amounts payable to and receivable from TCCC and Beverage Partners Worldwide

As at 25 January 2013, TCCC owed the CCH Group €43.7 million, as compared to €49.6 million, €56.6 million and €47.9 million as at 31 December 2012, 2011 and 2010, respectively. The CCH Group owed TCCC a total amount of trade payables of €145.3 million, €154.0 million, €162.1 million and €163.1 million as at 25 January 2013, 31 December 2012, 2011 and 2010, respectively, and no other liabilities as at 25 January 2013, compared to nil, €7.6 million and nil as at 31 December 2012, 2011 and 2010, respectively.

As at 25 January 2013, 31 December 2012, 2011 and 2010, the CCH Group owed €6.6 million, €4.9 million, €4.4 million and €4.4 million, respectively, to Beverage Partners Worldwide and was owed nil by Beverage Partners Worldwide as at 25 January 2013, compared to nil, €0.1 million and nil as at 31 December 2012, 2011 and 2010, respectively.

Other transactions with TCCC

Other income primarily comprises rent, facility and other costs and was nil, €1.2 million, €1.2 million and €14.3 million in the period ended 25 January 2013 and in the years ended 31 December 2012, 2011 and 2010, respectively, and a toll-filling relationship in Poland of €0.6 million, €18.0 million, €13.8 million and €17.6 million in the period ended 25 January 2013 and in the years ended 31 December 2012, 2011 and 2010, respectively. Other expenses related to facility costs charged by TCCC and shared costs were nil in the period ended 25 January 2013 and €1.5 million, €4.0 million and nil in the years ended 31 December 2012, 2011 and 2010, respectively, included in operating expenses.

During the period ended 25 January 2013 and the years ended 31 December 2012, 2011 and 2010, respectively, the CCH Group sold finished goods and raw materials to TCCC in amounts of €1.4 million, €25.1 million, €32.8 million and €19.0 million. In the period ended 25 January 2013 and the years ended 31 December 2012, 2011 and 2010, the CCH Group did not record any gain from the sale of property, plant and equipment to TCCC.

During the period ended 25 January 2013 and the years ended 31 December 2012 and 2011, the CCH Group did not purchase any franchise rights to any Territories, as compared to purchases of €4.4 million in the year ended 31 December 2010. During the period ended 25 January 2013 and the years ended 31 December 2012 and 2011, the CCH Group did not have any proceeds from the sale of available-for-sale assets to TCCC, compared to €4.9 million in the year ended 31 December 2010.

In March 2008, the CCH Group formed a three-party joint venture with TCCC and illycaffé SpA for the manufacture, marketing, sale and distribution of premium ready-to-drink coffee under the "illyissimo" brand across its Territories. During 2011, the CCH Group disposed of its interest in that joint venture with no significant effect on its consolidated financial statements. The CCH Group continues to sell and distribute ready-to-drink coffee under the "illyissimo" brand across its Territories.

All transactions with TCCC are conducted on an arm's length basis.

2.     Other Coca-Cola bottlers

During the period ended 25 January 2013 and the year ended 31 December 2012 the CCH Group recorded nil and €0.5 million sales of finished goods and raw materials to other Coca-Cola bottlers, respectively, compared to €1.6 million and €1.3 million during the years ended 31 December 2011 and 2010. The CCH Group purchased finished goods from other Coca-Cola bottlers in amounts of €0.2 million, €5.5 million, €1.9 million and €0.5 million in the period ended 25 January 2013 and the years ended 31 December 2012, 2011 and 2010, respectively. The CCH Group incurred expenses from other Coca-Cola bottlers where TCCC has significant influence in amounts of nil, €0.1 million, €0.1 million and €0.1 million in the period ended 25 January 2013 and the years ended 31 December 2012, 2011 and 2010, respectively. Furthermore, the CCH Group received reimbursement for direct marketing expenses incurred from other Coca-Cola bottlers of nil, €0.2 million, €0.1 million and €0.8 million in the period ended 25 January 2013 and the years ended 31 December 2012, 2011 and 2010, respectively. In addition, the CCH Group did not record any other income for the period ended 25 January 2013 and the years ended 31 December 2012 and 2011 compared to €0.3 million in the year ended 31 December 2010. As at 25 January 2013, 31 December 2012, 2011 and 2010, the CCH Group had receivables of €0.2 million, €0.2 million, €0.3 million and €1.5 million, respectively, from such bottlers. Payables to such Coca-Cola bottlers as at 25 January 2013 were nil , compared to €0.2 million, nil and nil at 31 December 2012, 2011 and 2010, respectively.

3.     Supply agreement with Frigoglass S.A.

Until June 2000, the CCH Group owned 20% of Frigoglass S.A., a company listed on the Athens Exchange which manufactures coolers, glass bottles and crowns. Frigoglass S.A. is related to the CCH Group as described below.

The CCH Group entered into a supply agreement with Frigoglass S.A. in 1999, which was initially set to expire on 31 December 2004, but extended in June 2004, and again in December 2008, on substantially similar terms to 31 December 2013. Prior to Admission, the Company will enter into a new supply agreement with Frigoglass S.A. for a term of five years from 31 December 2013 on substantially similar terms. Under the terms of the supply agreement, the CCH Group is obligated to obtain at least 60% of its annual requirements of coolers from Frigoglass S.A., in order to maintain its status as a non-exclusive most favoured client. The prices at which the CCH Group purchases these products are agreed between the CCH Group and Frigoglass S.A. at the beginning of each year. If an agreement is not reached, the applicable prices will be determined based on the weighted average prices of other primary European suppliers to TCCC's European bottlers of equal standard and reputation. The CCH Group has the status of a non-exclusive most favoured customer of Frigoglass S.A., which means that the price to the CCH Group must be less than the prices charged to other customers of Frigoglass S.A. that do not have this status and any orders placed by the CCH Group must be dealt with in absolute priority with respect to orders from those other customers. Frigoglass S.A., however, is not required to apply most favoured customer pricing for any product for which they provide the CCH Group with less than 50% of its annual supply requirements. In addition, most favoured customer status does not apply to any products which the CCH Group purchases from Frigoglass S.A. which are categorised as commodities and for which the CCH Group has requested, and has received, fixed prices.

In the period ended 25 January 2013 and the year ended 31 December 2012, the CCH Group made purchases of coolers, glass bottles and crowns from Frigoglass S.A. and its subsidiaries totalling €1.5 million and €137.9 million, respectively, compared to €147.7 million in the year ended 31 December 2011 and €100.5 million in the year ended 31 December 2010. The CCH Group incurred maintenance and other expenses of €0.6 million and €9.8 million in the period ended 25 January 2013 and the year ended 31 December 2012, respectively, compared to €6.3 million in the year ended 31 December 2011 and

€5.6 million in the year ended 31 December 2010. The increase in total purchases in 2011 was due to more direct purchases from the suppliers and less finance lease contracts.

In addition, in the period ended 25 January 2013 and the year ended 31 December 2012, the CCH Group recorded other income of nil and €0.8 million respectively, compared to €1.0 million in the year ended 31 December 2011 and €0.5 million in the year ended 31 December 2010.

As at 25 January 2013 , the CCH Group owed €16.7 million to Frigoglass S.A. in connection with the supply agreement, and Frigoglass S.A. owed to the CCH Group €0.2 million. This compared with €21.4 million, €14.3 million and €13.8 million owed to Frigoglass S.A. and €1.2 million, €1.2 million and €1.2 million owed by Frigoglass S.A. to the CCH Group as at 31 December 2012, 2011 and 2010, respectively.

Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, currently indirectly owns 44.48% of Frigoglass S.A. through Torval Investment Corp., Lavonos Limited, Thrush Investments Holdings, Tinola Holdings S.A., Boval Limited, Boval S.A., Rondo Holding S.A. and Eagle Enterprises A.E. Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, holds 100% of the share capital of Torval Investment Corp., whose 100% owned subsidiary Lavonos Limited holds 100% of the share capital of Boval Limited as nominee for Torval Investment Corp, where Boval Limited controls its 100% owned subsidiary Boval S.A., which controls Kar-Tess Holding, which holds approximately 23.3% of CCH's total issued capital.

Frigoglass S.A. also has a controlling interest in Frigoglass Industries (Nigeria) Limited, a company in which the CCH Group has a 24% effective interest through its investment in Nigerian Bottling Company plc.

4.     Leventis Overseas and AG Leventis (Nigeria) plc

Leventis Overseas and AG Leventis (Nigeria) plc are related to the CCH Group by way of common directors. During the period ended 25 January 2013 and the year ended 31 December 2012, the CCH Group purchased from Leventis Overseas and AG Leventis (Nigeria) plc finished goods and other materials totalling €1.1 million and €20.3 million, respectively, compared to €14.9 million in the year ended 31 December 2011 and €10.8 million in the year ended 31 December 2010. The CCH Group incurred rental expenses of nil, €2.1 million, €2.8 million and €0.6 million in the period ended 25 January 2013 and the years ended 31 December 2012, 2011 and 2010, respectively. In addition, the CCH Group incurred other expenses of nil in the period ended 25 January 2013, €0.3 million, €0.3 million and €0.4 million in the years ended 31 December 2012, 2011 and 2010 and has not recorded other income in the period ended 25 January 2013 and the year ended 31 December 2012, compared to €0.3 million and €1.0 million in the years ended 31 December 2011 and 2010. As at 25 January 2013, the CCH Group owed to Leventis Overseas and AG Leventis (Nigeria) plc €2.1 million, compared to €2.5 million, €3.8 million and €1.3 million as at 31 December 2012, 2011 and 2010, respectively, and Leventis Overseas and AG Leventis (Nigeria) plc owed to the CCH Group nil, compared to €0.1 million, €0.2 million and €0.8 million as at 31 December 2012, 2011 and 2010, respectively.

5.     Other related parties

During the period ended 25 January 2013 and the year ended 31 December 2012, the CCH Group purchased nil and €1.3 million, of raw materials and finished goods, respectively, compared to nil in the years ended 31 December 2011 and 2010, and did not perform any purchases of fixed assets from other related parties for the period ended 25 January 2013 and the years ended 31 December 2012 and 2011, compared to €0.1 million in the year ended 31 December 2010. In addition, the CCH Group incurred expenses of €0.1 million, and €1.9 million in the period ended 25 January 2013 and the year ended 31 December 2012, respectively, compared to €1.8 million in the year ended 31 December 2011 and €1.4 million in the year ended 31 December 2010. The CCH Group recorded income of nil, €0.1 million, €0.3 million and nil in the period ended 25 January 2013 and the years ended 31 December 2012, 2011 and 2010, respectively. As at 25 January 2013, the CCH Group owed €0.2 million to other related parties compared to €0.5 million, €0.2 million and nil, respectively, as at 31 December 2012, 2011 and 2010, and the CCH Group was owed €3.5 million as at 25 January 2013, compared to €0.1 million, €0.4 million and €0.8 million as at 31 December 2012, 2011 and 2010, respectively.

6.     Joint Arrangements

The CCH Group purchased nil and €31.0 million of finished goods from joint arrangements during the period ended 25 January 2013 and year ended 31 December 2012 respectively, compared to €28.9 million for the year ended 31 December 2011 and €62.3 million during the year ended 31 December 2010. The CCH Group incurred other expenses of nil and €0.4 million during the period ended 25 January 2013 and the year ended 31 December 2012 respectively, compared to €0.1 million during the year ended 31 December 2011 and €0.1 million during the year ended 31 December 2010. The CCH Group recorded other income from joint arrangements of nil and €0.2 million during the period ended 25 January 2013 and the year ended 31 December 2012 respectively, compared to €0.2 million during the year ended 31 December 2011 and €0.1 million during the year ended 31 December 2010. As at 25 January 2013, the Group owed to joint arrangements €65.7 million, compared to €67.5 million, €15.5 million and €15.3 million as at 31 December 2012, 2011 and 2010, respectively, and was owed €18.0 million, compared to €19.5 million, €17.4 million and €17.8 million, as at 31 December 2012, 2011 and 2010, respectively, by joint arrangements.

7.     Related party transactions

In the normal course of the CCH Group's business, the CCH Group has frequently engaged, and continues to frequently engage, in arm's length transactions with related parties pursuant to the arrangements described in this Part IV: "CCH's Relationship with TCCC, Kar-Tess Holding and Other Related Parties" including purchases of concentrate and other items such as finished products from TCCC and its subsidiaries; purchases of concentrate from Beverage Partners Worldwide; rent, facility and other costs paid to TCCC; the sale of finished goods and raw materials to TCCC; purchases of finished goods from other Coca-Cola bottlers; purchases of coolers, glass bottles and crowns from Frigoglass S.A.; and purchases of finished goods and other materials from Leventis Overseas and AG Leventis (Nigeria) plc and other related parties.

Save as disclosed above and in Note 34 (Related party transactions) to the audited consolidated financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group", for the period from 1 January 2010 through to the date of this Prospectus, no member of the CCH Group has been a party to a related party transaction.

Since the date of its incorporation and up to the date of this Prospectus, the Company has not entered into any related party transactions.

PART V:    SELECTED FINANCIAL INFORMATION

The tables below set out selected audited historical financial information for the CCH Group as at and for the years ended 31 December 2012, 2011 and 2010, in each case prepared in accordance with IFRS for the purposes of presenting the financial information on a consolidated basis. See further section B of Part VIII: "Historical Financial Information of the CCH Group".

	Year ended 31 December
	2012	2011(1)	2010(1)
	(amounts in millions of euro, except for sales volume data in millions of unit cases, per share data in euro number of ordinary shares outstanding and ratio of earnings to fixed charges)
Statement of operations data:
Net sales revenue	7,044.7	6,824.3	6,761.6
Cost of goods sold	(4,522.2)	(4,254.7)	(4,042.7)
Gross profit	2,522.5	2,569.6	2,718.9
Operating profit	(2,078.1)	(2,048.2)	(2,048.4)
Restructuring costs	(106.7)	(71.1)	(36.5)
Operating profit	337.7	450.3	634.0
Profit after tax attributable to owners of the parent	190.4	264.4	421.0
Cash flow data:
Net cash provided by operating activities	753.6	828.3	970.4
Net cash used in investing activities	(403.7)	(371.8)	(356.7)
Net cash (used in) provided by financing activities	(358.5)	(309.8)	(512.8)
Balance sheet data:
Intangible assets	1,944.6	1,935.4	1,954.6
Share capital	370.2	549.8	183.1
Total assets	7,250.1	7,243.5	7,185.0
Net assets	3,006.5	2,920.2	3,031.1
Long-term borrowings, less current portion	1,604.7	1,939.8	1,662.8
Share and per share data:
Average ordinary shares outstanding(2)	363,867,871	363,010,078	363,320,142
Cumulative shares repurchased	3,430,135	3,430,135	3,430,135
Profit after tax attributable to owners of the parent per ordinary share: basic(2)	0.52	0.73	1.16
Profit after tax attributable to owners of the parent per ordinary share: diluted(2)	0.52	0.73	1.16
Cash dividends declared per ordinary share(3)	—	—	—
Capital return per ordinary share(4)	0.34	0.50	—
Other operating data:
Unit cases volume	2,084.7	2,087.4	2,105.0
Adjusted EBITDA	757.6	852.2	1,029.0
Ratio of earnings to fixed charges	2.9	3.7	5.8
Reconciliation of profit after tax attributable to owners of the parent to Adjusted EBITDA:
Profit after tax attributable to owners of the parent	190.4	264.4	421.0
Non-controlling interests	3.0	1.3	9.7
Tax	65.2	98.8	137.8
Share of results of equity method investments	(11.6)	(9.4)	(10.4)
Finance income	(10.4)	(8.7)	(6.9)
Finance costs(5)	101.1	103.9	82.8

Operating profit	337.7	450.3	634.0
Plus:
Depreciation and impairment of property, plant and equipment	408.3	389.3	381.2
Amortisation of intangible assets	3.0	3.2	7.1
Stock option compensation	6.3	8.1	6.7
Other non-cash items	2.3	1.3	—

Adjusted EBITDA	757.6	852.2	1,029.0

(1)
Comparative figures have been adjusted where necessary to reflect changes in accounting policies as detailed in the paragraph headed "Basis of preparation" in Note 1 to the audited consolidated financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group".

(2)
On 30 April 2009, CCH resolved to buy back a maximum of 5% of its paid-in share capital during the period that is 24 months from the date of the extraordinary general meeting of 27 April 2009, which approved a share buy-back programme pursuant to Article 16 of Codified Law 2190/1920 (until 26 April 2011). Based on CCH's capitalisation at that time, the maximum amount that might have been bought back pursuant to the programme is 18,270,104 shares. Purchases under the programme were subject to a minimum purchase price of €1 per share and a maximum purchase price of €20 per share. Applicable law does not specify the extent of implementation of such approved share buy-back programmes. The buy-back programme expired on 26 April 2011. During the period from 30 April 2009 to 26 April 2011, CCH purchased 3,430,135 ordinary shares pursuant to the share buy-back programme, with an aggregate value of €55.5 million.

(3)
Under Greek corporate legislation, companies are required to declare dividends annually of at least 35% of unconsolidated adjusted after-tax IFRS profits. The proposed dividends for the years ended 31 December 2007 to 31 December 2009 were declared and paid in the subsequent year. For the years ended 31 December 2012, 2011 and 2010, CCH was not required to pay a statutory minimum 2012, 2011 and 2010 annual dividend since CCH reported a net loss in its unconsolidated financial statements during each period.

(4)
On 6 May 2011, CCH's shareholders at the annual general meeting of shareholders resolved to reorganise its share capital. CCH's share capital increased by an amount equal to €549.7 million. The increase was performed by capitalising share premium reserves and increasing the nominal value of each share from €0.5 to €2. CCH's share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2 to €1.5, and distributing such €0.5 per share difference to the shareholders in cash.

On 25 June 2012, the annual general meeting of CCH's shareholders resolved to decrease CCH's share capital by an amount equal to €124.6 million by decreasing the nominal value of each share from €1.50 to €1.16 per share, and distributing such €0.34 per share difference to shareholders in cash. On the same date, it was resolved to decrease CCH's share capital by an amount equal to €55.0 million by decreasing the nominal value of each share by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses reflected in the unconsolidated financial statements of the parent company, in an equal amount.

(5)
Finance costs for the years ended 31 December 2012 and 2011 include losses on net monetary position amounting to €3.1 million and €7.8 million, respectively, arising from the CCH Group's Belarusian operation. Since the fourth quarter of 2011, Belarus has been considered a hyperinflationary economy for accounting purposes.

PART VI:    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

1.     Overview

The following Operating and Financial Review and Prospects section is intended to help the reader understand the CCH Group and is based on section B of Part VIII: "Historical Financial Information of the CCH Group", which is prepared in accordance with IFRS as issued by the IASB. This section should be read in conjunction with the information set out in Part V: "Selected Financial Information", the section headed "Presentation of Information" and section B of Part VIII: "Historical Financial Information of the CCH Group" and the notes thereto.

This discussion and analysis contains forward-looking statements that involve risks and uncertainties. The CCH Group's actual results could differ materially from those expressed or implied in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Prospectus, particularly under the headings "Risk Factors" and "Forward-looking Statements".

The Operating and Financial Review and Prospects includes the following sections:

•
the CCH Group's business, a general description of the CCH Group's business;

•
key financial results, a presentation of the most critical financial measures the CCH Group uses to track its operating performance;

•
major recent transactions, a description of the recent acquisitions and other transactions that have impacted, or will impact, the CCH Group's performance;

•
application of critical accounting policies, a discussion of accounting policies that require critical judgments and estimates;

•
principal factors affecting the CCH Group's results of operations, a discussion of the primary factors that have a significant impact on the CCH Group's operating performance;

•
CCH Group operating results, an analysis of the CCH Group's consolidated results of operations during the three years presented in its financial statements. The analysis is presented both on a consolidated basis, and by business segment through to operating profit;

•
liquidity and capital resources, an analysis of cash flows, sources and uses of cash;

•
market risk, an analysis of treasury policies and objectives, operating parameters, derivative instruments, interest rate risk, foreign exchange risk, commodity price risk and credit risk;

•
outlook and trend information, a review of the outlook for, and trends affecting, the CCH Group's business;

•
off-balance sheet arrangements, a discussion relating to the off-balance sheet arrangements of the CCH Group; and

•
tabular disclosure of contractual obligations, a discussion of the CCH Group's contractual obligations as at 31 December 2012.

2.     The CCH Group's business

The CCH Group's business consists of producing, selling and distributing non-alcoholic ready-to-drink beverages, primarily products of TCCC, which, together with trademarked beverages of joint ventures to which TCCC is a party, accounted for approximately 96% of the CCH Group's sales volume in the year ended 31 December 2012 and the year ended 31 December 2011. The CCH Group operates in 28 countries serving a population of approximately 581 million people (including through the CCH Group's equity investments in Brewinvest S.A., a business engaged in the bottling and distribution of beer in Bulgaria and BrewTech B.V., a business engaged in the bottling and distribution of beer and non-alcoholic ready-to-drink beverages in the Former Yugoslav Republic of Macedonia).

The CCH Group aggregates these 28 Territories into three business segments. The Territories included in each segment share similar levels of political and economic stability and development, regulatory environments, growth opportunities, customers and distribution infrastructures. The CCH Group's three business segments are as follows:

•
Established Countries, which are Italy, Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland and Cyprus;

•
Developing Countries, which are Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia and Slovenia; and

•
Emerging Countries, which are the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including the Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and the Former Yugoslav Republic of Macedonia.

The CCH Group reviews these country groupings annually to determine whether they continue to represent the most meaningful segmentation of its business. In undertaking this review, the CCH Group considers a variety of factors including disposable income per capita, exposure to economic volatility and net sales revenue per unit case. Based on the most recent review, the CCH Group continues to believe that its three business segments provide the most accurate basis on which to analyse its business.

The CCH Group's products consist of Sparkling beverages and Still and Water beverages, including juices, sports and energy drinks, and other ready-to-drink beverages such as teas and coffees. In the year ended 31 December 2012, the CCH Group's Sparkling beverages category accounted for 69%, and its combined Still and Water category accounted for 31%, of the CCH Group's sales volume, respectively. The CCH Group's core Sparkling beverage brands are Coca-Cola, Fanta, Sprite, Coca-Cola light (which the CCH Group sells in some of its Territories, under the Diet Coke trademark) and Coca-Cola Zero, which together accounted for approximately 63% of its total sales volume in the year ended 31 December 2012.

3.     Key financial results

The CCH Group considers the key performance measures for the growth and profitability of its business to be volume, operating profit, Adjusted EBITDA and ROIC. Within this framework, in light of the current financial and credit crisis, the CCH Group is paying particular attention to volume, net sales revenue, working capital and cash generation. The CCH Group's calculation of ROIC is discussed in detail in the section headed "Presentation of Information" included elsewhere in this Prospectus. The following table shows the CCH Group's results with respect to these key performance measures for each of the years ended 31 December 2012, 2011 and 2010, as well as in each case, the year-on-year change in percentage terms.

Key performance measures:	2012	% change	2011(1)	% change	2010(1)
Unit case volume (in millions)	2,084.7	(0.1)	2,087.4	(0.8)	2,105.0
Operating profit (euro in millions)	337.7	(25.0)	450.3	(29.0)	634.0
Adjusted EBITDA (euro in millions)	757.6	(11.1)	852.2	(17.2)	1,029.0
ROIC	5.6%	(22.2)	7.2%	(28.7)	10.1%

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policies as detailed in the paragraph headed "Basis of preparation" in Note 1 to the audited financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group".

Unit case volume

The CCH Group measures its sales volume in unit cases. A unit case equals 5.678 litres or 24 servings of 8 US fluid ounces each. The unit case is a typical volume measure used in the CCH Group's industry.

In the year ended 31 December 2012, total volume remained at the same levels for the year ended 31 December 2011, despite the very challenging trading conditions in most of the CCH Group's markets throughout the year. Volume in Emerging Countries increased by 3.9% that was offset by a 1.6% and a 4.8% volume decline in Developing and Established Countries, respectively.

In the year ended 31 December 2011, total volume decreased by 17.6 million unit cases, representing a 0.8% decrease compared to the year ended 31 December 2010. The reduction of volume was more evident in Greece, Ukraine and Romania, mainly as a result of unfavourable economic conditions that negatively affected consumer confidence and spending during 2011 as well as in Russia, where the excessive heat in the summer of 2010 set up a very high base for the year-on-year comparison.

Operating profit

In the year ended 31 December 2012, operating profit decreased by €112.6 million, or 25% compared to the year ended 31 December 2011, mainly as a result of increased raw material costs, the unfavourable foreign currency fluctuations and higher operating expenses. Operating profit declined by 54.1% in the

Established Countries in the year ended 31 December 2012 compared to the corresponding period in 2011, the CCH Group recorded an operating loss of €8.7 million in 2012 compared to an operating profit of €58.4 million in 2011 in the Developing Countries and operating profit increased by 33.3% in its Emerging Countries in the year ended 31 December 2012, compared to the corresponding period in 2011.

In the year ended 31 December 2011, operating profit decreased by €183.7 million, or 29% compared to the year ended 31 December 2010, mainly as a result of increased commodity prices primarily for PET resin, sugar and juice concentrate as well as the persisting economic challenges across most of the Territories. Operating profit declined by 23.7% in Established Countries, 34.5% in Developing Countries and 32.2% in Emerging Countries compared to the year ended 31 December 2010.

4.     Major recent transactions

Summary of recent acquisitions/disposals

In recent years, the CCH Group has selectively broadened its portfolio of brands in its combined Still and Water beverages category through the acquisition of natural mineral water and juice businesses, in order to capture sales opportunities through its local distribution and marketing capabilities. While the CCH Group also remains open to the possibility of acquiring new territories over time on an opportunistic basis, this does not currently form part of its core business strategy.

	Effective date of acquisition	Primary focus	Business segment	Location	Consideration
					(euro in millions)
Acquired business
MS Foods UAB	20 April 2011	Juice	Emerging	Belarus	2.5
Acquired non-controlling interests
Nigerian Bottling Company plc	29 August 2011	NARTD beverages	Emerging	Nigeria	100.2
Coca-Cola HBC— Srbija d.o.o.	From 5 January 2011 to 19 August 2011	NARTD beverages	Emerging	Serbia	17.7
Disposed business
Eurmatik S.r.l.	2 February 2011	Vending machines	Established	Italy	13.5

Re-capitalisation (capital return) (2012 and 2011)

On 6 May 2011, the annual general meeting of CCH's shareholders resolved to reorganise CCH's share capital. CCH's share capital increased by an amount equal to €549.7 million. The increase was performed by capitalising the share premium reserve and increasing the nominal value of each share from €0.50 to €2.0. CCH's share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.0 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

On 25 June 2012, the annual general meeting of CCH's shareholders resolved to decrease CCH's share capital by an amount equal to €124.6 million by decreasing the nominal value of each share from €1.50 to €1.16 per share, and distributing such €0.34 per share difference to shareholders in cash. On the same date, it was resolved to decrease CCH's share capital by an amount equal to €55.0 million by decreasing the nominal value of each share by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses reflected in the unconsolidated financial statements of the parent company, in an equal amount.

Acquisition of non-controlling interest in Nigerian Bottling Company plc ("NBC") (2011)

On 8 June 2011, the board of directors of CCH's subsidiary NBC resolved to propose a scheme of arrangement between NBC and its non-controlling interests, involving the cancellation of part of the share capital of NBC. The transaction was approved by the board of directors and general assembly of NBC on 8 June 2011 and 22 July 2011, respectively, and resulted in the acquisition of the remaining 33.6% voting shares of NBC, bringing the CCH Group's interest in the subsidiary to 100%. The transaction was completed in September 2011 and NBC was de-listed from the Nigerian Stock Exchange. The consideration for the acquisition of non-controlling interests was €100.2 million, including transaction costs of €1.8 million. The difference between the consideration and the carrying value of the interest acquired amounting to €60.1 million has been recognised in retained earnings while the accumulated components recognised in other comprehensive income have been reallocated within the equity of the CCH Group.

Acquisition of MS Foods UAB (2011)

On 20 April 2011, the CCH Group, along with TCCC, acquired through Multon ZAO, the Russian juice joint arrangement, all outstanding shares of MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE ("Vlanpak"), a fruit juice and nectar producer in Belarus. The CCH Group's share of the acquisition consideration was €3.9 million including an assumption of debt of €1.4 million. The acquisition has resulted in the CCH Group recording of intangible assets of €2.9 million in its Emerging Countries segment. Acquisition related costs recognised as an expense in income statement, under operating expenses, amounted to €0.3 million.

Acquisition of non-controlling interest in Coca-Cola HBC—Srbija d.o.o. ("CCH Serbia") (2011 and 2010)

On 25 June 2010, the CCH Group initiated a tender offer to purchase all remaining shares of the non-controlling interest in CCH Serbia. The tender offer was completed on 2 August 2010 and resulted in the CCH Group increasing its stake in CCH Serbia to 91.2% as at 31 December 2010. In 2011, the CCH Group acquired all the remaining interest in the subsidiary. The consideration paid for the acquisition of non-controlling interest acquired in 2011 was €17.7 million, including transaction costs of €0.4 million and the carrying value of the additional interest acquired was €11.4 million. The difference between the consideration and the carrying value of the interest acquired has been recognised in retained earnings.

Sale of Eurmatik S.r.l. (2011)

In February 2011, the CCH Group sold all its interests in Eurmatik S.r.l., the vending operator in Italy. The consideration was €13.5 million and the cash and cash equivalents disposed were €0.4 million. The disposal resulted in the CCH Group derecognizing €12.0 million of intangible assets and €12.7 million of net assets. The disposal of Eurmatik S.r.l resulted in a gain of €0.8 million in the Established Countries segment.

Share buy-back (2012, 2011 and 2010)

On 30 April 2009, CCH's board of directors authorised a buy-back programme for a maximum of up to 5% of its paid-in share capital during the 24-month period from the date of the extraordinary general meeting of 27 April 2009 which approved a share buy-back programme pursuant to Article 16 of Codified Law 2190/1920 (i.e. until 26 April 2011). Based on CCH's capitalisation at that date, the maximum amount that might have been bought back pursuant to the programme was 18,270,104 shares. Purchases under the programme were subject to a minimum purchase price of €1.0 per share and a maximum purchase price of €20.0 per share. Applicable law does not specify the extent of implementation of such approved share buy-back programmes. The buy-back programme expired on 26 April 2011. During the period from 30 April 2009 to 26 April 2011, CCH purchased 3,430,135 ordinary shares pursuant to the share buy-back programme, with a value of €55.5 million.

On 25 June 2012, the annual general meeting of CCH's shareholders approved a share buy-back programme for a maximum of up to 5% of its paid-in share capital during the 24-month period following the meeting pursuant to Article 16 of Codified Law 2190/1920. Based on CCH's capitalisation at that date, the maximum amount that can be bought back pursuant to the programme is 18,327,367 shares. Purchases under the programme were subject to a minimum purchase price of €1.0 per share and a maximum purchase price of €30.0 per share. This programme has currently been suspended and no shares have been purchased pursuant to this programme.

5.     Application of critical accounting policies

The CCH Group's discussion and analysis of financial condition and results of operations are based upon the audited consolidated financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group". The CCH Group's audited consolidated historical financial information is prepared in accordance with IFRS, as issued by the IASB and as adopted by the EU. All IFRS issued by the IASB, which apply to the preparation of the CCH Group's audited consolidated financial statements, have been adopted by the EU following an approval process undertaken by the European Commission and the European Financial Reporting Advisory Group, or EFRAG.

The CCH Group believes the following critical accounting policies include the CCH Group's more significant judgments and estimates used in the preparation of its audited consolidated financial statements. Management has discussed the development, selection and disclosure of these critical accounting policies with the audit committee of CCH's board of directors.

Changes in accounting policy

The CCH Group has early adopted IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosures of Interests in Other Entities and consequential amendments to IAS 28 Investments in Associates and Joint Ventures and IAS 27 Separate Financial Statement. The CCH Group determined that the adoption of IFRS 10 did not result in any change in the consolidation status of its subsidiaries. The financial statement disclosures have been updated for IFRS 12 and there was no impact upon adoption for IAS 28 and IAS 27.

At the same time, the CCH Group has early adopted IFRS 11 Joint Arrangements. This resulted in the CCH Group changing its accounting policy for its interest in joint arrangements. Under IFRS 11, investments in joint arrangements are classified either as joint operations or joint ventures depending on the contractual rights and obligations each investor has, rather than the legal structure of the joint arrangement. Interests in joint ventures are accounted for using the equity method and interests in joint operations are accounted for by recognising the CCH Group's share of assets, liabilities, revenues and expenses. The CCH Group has assessed the nature of its joint arrangements and classified them as either joint operations or joint ventures.

In addition, the CCH Group has early adopted the revised IAS 19 Employee Benefits. This resulted in the CCH Group changing its accounting policy for defined benefit plans. Under the revised IAS 19, past service costs are recognised immediately in the income statement and the expected return on plan assets is calculated using the same interest rate as applied for the purpose of discounting the benefit obligation.

The CCH Group has also early adopted the IAS 1 Presentation of Items of Other Comprehensive income—Amendments to IAS 1 Presentation of Financial Statements. The amendments change the grouping of items presented in other comprehensive income between items that may be reclassified to the income statement at a future point in time and those that will not be reclassified.

The CCH Group has applied the above mentioned changes in accounting policies at the beginning of the earliest periods presented. The impact from the adoption of IFRS 11 and IAS 19 revised is detailed in the paragraph headed "Basis of preparation" in Note 1 to the audited financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group".

Critical accounting judgments and estimates

In conformity with generally accepted accounting principles, the preparation of the CCH Group's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from these estimates.

Income taxes

The CCH Group is subject to income taxes in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination cannot be assessed with certainty in the ordinary course of business. The CCH Group recognises a provision for potential liabilities that may arise as a result of tax audit issues based on assessment of the probabilities as to whether additional taxes will be due. Where the final tax outcome on these matters is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. The CCH Group anticipates that were the final tax outcome, on the judgment areas, to differ from management's estimates by up to 10%, the CCH Group's consolidated tax expense would increase (or decrease) by less than €2.9 million.

Impairment of goodwill and indefinite-lived intangible assets

Determining whether goodwill or indefinite-lived intangible assets are impaired requires an estimation of the value-in-use of the cash-generating units to which they have been allocated in order to determine the recoverable amount of the cash generating units. The value-in-use calculation requires that the CCH Group estimates the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. These assumptions and a discussion of how they are established are described in Note 4 to the audited financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group".

Employee Benefits—Defined Benefit Pension Plans

The CCH Group provides defined benefit pension plans as an employee benefit in certain Territories. Determining the value of these plans requires several actuarial assumptions and estimates about discount rates, future salary increases and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. Details of assumptions used, including a sensitivity analysis are given in Note 17 to the audited financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group".

Joint Arrangements

The CCH Group participates in several joint arrangements. Judgement is required in order to determine their classification as a joint venture where the CCH Group has rights to the net assets of the arrangement or a joint operation where the CCH Group has rights to the assets and obligations for the liabilities of the arrangement. In making this judgement, consideration is given to the legal form of the arrangement, the contractual terms and conditions as well as other facts and circumstances (including the economic rationale of the arrangement and the impact of the legal framework in which the arrangement operates). The CCH Group's joint arrangements are further discussed in Note 6 to the audited financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group".

Intangible assets

Intangible assets comprise a significant portion of the CCH Group's balance sheet. As at 31 December 2012, there were intangible assets of €1,944.6 million recorded on the CCH Group's balance sheet, reflecting 26.8% of its total assets. The main components of this intangible asset balance were goodwill of €1,709.4 million, franchise agreements (primarily related to the CCH Group's agreements with TCCC) of €156.6 million and trademarks of €71.2 million. Goodwill is the excess of the cost of an acquisition over the fair value of the share of net assets acquired. TCCC does not grant perpetual franchise rights outside the United States, however, the CCH Group believes its franchise agreements, consistent with past experience, will continue to be renewed at each expiration date and have therefore been assigned indefinite useful lives. Goodwill and other indefinite-lived intangible assets are not amortised but rather tested for impairment annually and whenever there is an indication of impairment. Goodwill and other indefinite-lived intangible assets are carried at cost less accumulated impairment losses. The useful lives, both finite and indefinite, assigned to intangible assets are evaluated on an annual basis.

Impairment of other non-financial assets

Property, plant and equipment and other non-financial assets, primarily finite-lived intangibles, that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the asset's fair value less cost to sell and its value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest level of separately identifiable cash flows.

Contingencies

The CCH Group is subject to various claims and contingencies related to legal proceedings and tax matters. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management assesses the probability of loss for such contingencies and accrues a liability and/or discloses the relevant circumstances, as appropriate. See further paragraph 18 of Part XIII: "Additional Information" and Note 31 to the audited financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group".

6.     Principal factors affecting the results of the CCH Group's operations

The CCH Group's relationship with TCCC

General

The CCH Group is a producer, distributor and seller primarily of the products of TCCC. TCCC controls the global product development and marketing of its brands. TCCC's ability to perform these functions successfully has a direct effect on the CCH Group's sales volume and results of operations. The CCH Group produces the beverages of TCCC, engages in local marketing and promotional activities, establishes business relationships with local customers, develops local distribution channels and distributes the products of TCCC to customers either directly or indirectly through independent distributors and wholesalers. The CCH Group's business relationship with TCCC is mainly governed by bottlers' agreements entered into between TCCC and the CCH Group.

Purchase of concentrate

Expenditure for concentrate constitutes the CCH Group's largest individual raw material cost. The cost of concentrate purchased from TCCC during the year ended 31 December 2012 amounted to €1,255.0 million, as compared to €1,244.8 million and €1,290.2 million for the years ended 31 December 2011 and 2010, respectively. Concentrate purchased from TCCC represented 27.8% of the CCH Group's total cost of goods sold in the year ended 31 December 2012, compared with 29.3% in the year ended 31 December 2011 and 31.9% in the years ended 31 December 2010. Under its bottlers' agreements, the CCH Group is required to purchase concentrate for all beverages of TCCC from companies designated by TCCC. TCCC is entitled under the bottlers' agreements to determine the price the CCH Group pays for concentrate at its sole discretion. In practice, TCCC normally sets prices only after discussions with the CCH Group so as to reflect trading conditions in the relevant Territories and so as to ensure that such prices are in line with the CCH Group's and TCCC's respective sales and marketing objectives for particular TCCC brand-related products and particular Territories.

The CCH Group expects amounts of concentrate purchased from TCCC to track its sales volume growth. The CCH Group anticipates the price of concentrate it purchases from TCCC for each of the Territories in which it operates to be determined mainly by reference to inflation and its ability to implement price increases in the relevant country.

Pricing in Territories outside the EU

The CCH Group's operating companies are entitled to set the price of products sold to retailers outside the EU. In practice, the CCH Group works closely with TCCC to determine the pricing strategy in light of the trading conditions prevailing at the relevant time in each of these Territories.

Marketing and promotional support

TCCC makes contributions to the CCH Group in respect of marketing and promotional support programmes to promote the sale of its products in the Territories. Total net contributions received from TCCC for marketing and promotional support programmes amounted to €70.6 million, €76.5 million and €60.8 million for the years ended 31 December 2012, 2011 and 2010, respectively. These contributions, if related to payments the CCH Group makes to specific customers for marketing and promotional incentives, are recognised as a reduction of the CCH Group's payments to customers. These payments to customers, net of contributions received from TCCC, are deducted from sales revenue. Such contributions totalled €51.2 million, €49.0 million and €48.8 million in the years ended 31 December 2012, 2011 and 2010, respectively. Payments for marketing programmes not specifically attributable to a particular customer are recognised as a reduction of selling expenses. These contributions amounted €20.1 million, €21.9 million and €19.8 million in the years ended 31 December 2012, 2011 and 2010, respectively. The levels of support programmes are jointly determined annually on a Territory-by-Territory basis to reflect the mutually agreed annual marketing plan for that Territory and expected sales volume for the year. TCCC is under no obligation to participate in the programmes or continue past levels of funding into the future. Given the CCH Group's relationship with TCCC to date, there is no reason to believe that such support will be reduced or withdrawn in the future.

Other transactions with TCCC

Other income primarily comprises rent, facility and other costs and was €1.2 million, €1.2 million and €14.3 million in the years ended 31 December 2012, 2011 and 2010, respectively, and a toll-filling relationship in Poland of €18.0 million, €13.8 million and €17.6 million in the years ended 31 December 2012, 2011 and 2010, respectively. Other expenses related to facility costs charged by TCCC and shared costs were €1.5 million, €4.0 million and nil in the years ended 31 December 2012, 2011 and 2010, respectively, included in operating expenses.

In addition to concentrate, the CCH Group purchases from TCCC finished goods and other materials. The cost of these purchases amounted to €50.4 million, €56.0 million and €78.0 million in the years ended 31 December 2012, 2011 and 2010, respectively. The CCH Group also purchases concentrate from Beverage Partners Worldwide, a joint venture between TCCC and Nestlé S.A. Purchases of concentrate from Beverage Partners Worldwide amounted to €101.5 million, €99.6 million and €89.4 million in the years ended 31 December 2012, 2011 and 2010, respectively. These amounts are included in the CCH Group's cost of goods sold.

The CCH Group sold finished goods and raw materials to TCCC in amounts of €25.1 million, €32.8 million and €19.0 million in the years ended 31 December 2012, 2011 and 2010, respectively.

In March 2008, the CCH Group formed a three-party joint venture with TCCC and illycaffé SpA for the manufacture, marketing, sale and distribution of premium ready-to-drink coffee under the "illyissimo" brand across its Territories. During 2011, the CCH Group disposed of its interest in that joint venture with no significant effect on its consolidated financial statements. The CCH Group continues to sell and distribute ready-to-drink coffee under the "illyissimo" brand across its Territories.

The CCH Group did not purchase any franchise rights to any Territories in the years ended 31 December 2012 and 2011, compared to purchases of €4.4 million in the year ended 31 December 2010. The CCH Group did not have any proceeds from the sale of available-for-sale assets to TCCC in the years ended 31 December 2012 and 2011, compared to €4.9 million in the year ended 31 December 2010.

All transactions with TCCC are conducted on an arm's length basis.

Amounts payable to and receivable from TCCC

As at 31 December 2012, TCCC owed the CCH Group €49.6 million, as compared to €56.6 million and €47.9 million as at 31 December 2011 and 2010, respectively. The CCH Group owed TCCC a total amount of trade payables of €154.0 million, €162.1 million and €163.1 million as at 31 December 2012, 2011 and 2010, respectively, and had no other liabilities as at 31 December 2012 compared to €7.6 million and nil as at 31 December 2011 and 2010, respectively.

Economic conditions

Challenging economic and financial conditions continued to play a major role in the CCH Group's operating performance and financial results in 2011 and 2012. The CCH Group has witnessed a continued impact from austerity measures implemented in several Territories, including Greece, Italy, the Republic of Ireland and Northern Ireland, Hungary and the Czech Republic. Disposable income, consumer confidence and purchasing power continued to deteriorate throughout this period across most of the Territories declined in key countries such as the Czech Republic, Greece, Hungary, Austria, Italy, Ireland and Poland. GDP growth slowed down and unemployment rates increased significantly across the Territories during 2011 and 2012. Greece experienced an estimated negative GDP growth of 7.5% and a record unemployment rate of 20.7% in 2011. The Greek economy contracted by 6%-7% in 2012 (as estimated by the Hellenic Statistical Authority), the fifth consecutive year that the economy has been in recession, while the Greek unemployment rate reached 27% in November 2012 (according to the Hellenic Statistical Authority). The CCH Group experienced a significant negative impact from adverse movements in exchange rates in 2012 and the deepening of the sovereign debt crisis in the Eurozone continued to contribute to currency volatility across the Territories, which impacted its financial results in the year ended 31 December 2012.

In 2011 and 2012, efforts by major western countries to respond to the world economic crisis by taking further fiscal measures designed to reduce national fiscal deficits and ultimately restore confidence continued, however, the CCH Group has not experienced any concrete evidence of recovery. Not all countries have been affected to the same extent by the crisis. Some countries began taking steps to reduce their fiscal deficits in 2009, others have done so in 2010, 2011 and 2012. Towards the end of 2009, the economic crisis created downward pressure on the euro, resulting in an increase in the prices the CCH Group must pay for certain raw and packaging materials which are priced in other currencies (principally US dollars). Higher prices for these raw and packing materials have persisted through 2012. A decline in the value of the euro depresses the CCH Group's profit margins if it is unable to recover these additional operating costs from its customers.

Greece faces increasing pressures for more aggressive and wide-ranging fiscal retrenchment, including increases in taxation. More austerity measures were introduced in Greece in 2011, including further public pension and salary reductions, imposition of a solidarity tax, imposition of additional real estate tax and an increase of VAT on NARTD beverages from 13% to 23%, which led to strong decline of private consumption across the Greek economy. A recently introduced new austerity package of as part of the government's multi-year fiscal consolidation programme under the new European Monetary Union/International Monetary Fund agreement introduced in late 2012, is expected to further depress Greece's medium-term economic growth prospects. Further, in 2012, two rounds of general elections in Greece increased socio-economic and political volatility and put further pressure on consumer sentiment.

In May 2010, the Italian government announced significant reductions in public expenditure, designed to reduce the fiscal deficit to 3% or less of gross domestic product by 2012. At the end of 2011 and in early 2012, after the Italian sovereign debt was downgraded by the main ratings agencies and the spread between Italian and German Treasury bonds reached a new peak, the Italian government introduced a significant austerity bill, introducing further austerity measures, including a VAT increase by 1%, and an additional 1% increase is under consideration for July 2013. Such measures are likely to negatively impact gross domestic product and employment in Italy in the short and medium term, which could adversely affect the CCH Group's results of operations. In November 2010, the Irish government agreed to a rescue package with the EU and International Monetary Fund that requires severe fiscal austerity. Moreover, the government's 2012 budget sought savings and incremental revenues, including an increase in the VAT rate of 2%, from 21% to 23%, effective from January 2012. Such measures are likely to negatively impact gross domestic product and employment. The economic crisis, the measures aimed at addressing such crisis and the consequences thereof could adversely affect the results of the CCH Group's local operations and on a consolidated basis.

Channel mix

The CCH Group sells its products through two broadly defined distribution channels: future consumption channels, including hypermarkets, supermarkets, discount stores and grocery stores, where consumers either buy beverages in multi-serve (one litre and above or multi-package) packages or multi-packs of single-serve packages for future (at home) consumption; and immediate consumption channels, including restaurants and cafés, grocery stores, gas stations, sports and leisure venues, hotels and offices, where consumers typically buy beverages in chilled single-serve (0.5 litre or smaller) packages and fountain products for immediate consumption. Single-serve packages sold through immediate consumption channels typically generate higher margins than multi-serve packages sold through future consumption channels. This is primarily due to consumers' willingness to pay a premium to consume the CCH Group's products chilled at a convenient location. In addition, this is also influenced by the price sensitivity and bargaining power of large retailers and wholesalers that represent the CCH Group's principal customers in the future consumption channel.

The retail environment for beverages continues to transform rapidly, with the shift towards modern, large-scale and discount retail formats expanding to more of the CCH Group's markets. The CCH Group response has been to make "customer preference" a core value of its business. "Customer preference" means building true collaboration and partnerships that create sustainable value and profitable growth for the CCH Group's business and its customers across all key channels through a comprehensive set of initiatives, including joint value creation, customer care centres, projects with key customers, and the CCH Group's 360° process for measuring and improving in-market execution.

Channel mix refers to the relative percentages of the CCH Group's sales volume comprising chilled single-serve packages sold for immediate consumption and multi-serve and multi-pack or single-serve packages sold for future consumption. A favourable channel mix occurs when sales of the CCH Group's higher margin single-serve packages increase relative to sales of multi-serve packages, while an unfavourable channel mix occurs when the CCH Group's volume shifts toward more multi-serve packages that generate lower margins. One of the strategies the CCH Group uses to improve channel mix is to invest in cold drink equipment, such as coolers, which the CCH Group makes available to retail outlets. This represents a significant portion of the CCH Group's capital expenditure. During 2012, for example, approximately 25.5% of the CCH Group's additions of property, plant and equipment were for coolers. Another strategy the CCH Group has is to offer consumers the option to purchase multi-packs of single-serve packages more often from future consumption channels.

Raw material costs

Raw material costs, including concentrate, represented 76.4% of the CCH Group's total cost of goods sold in the year ended 31 December 2012, as compared to 76% and 75.9% in the years ended 31 December 2011 and 2010, respectively. The CCH Group's major raw materials, other than water and concentrate, are sugar and other sweeteners, carbon dioxide, juice concentrates, glass, labels, plastic resin, closures, plastic crates, aluminium cans, aseptic packages and other packaging materials. The entry into the EU in recent years of eleven of the CCH Group's Territories has led to an increase in the cost of sugar. For additional information, see the paragraph below headed "Impact of governmental, economic, fiscal, monetary and political policies—EU regulations".

The CCH Group's major cold drink equipment supplier is Frigoglass S.A. Under the terms of a supply agreement that the CCH Group entered into with Frigoglass S.A. in 1999, initially set to expire on 31 December 2004 but subsequently extended, on substantially similar terms, in June 2004 and, again in December 2008 to 31 December 2013, the CCH Group has the status of a non-exclusive most favoured client of Frigoglass S.A. Prior to Admission, the Company will enter into a new supply agreement with Frigoglass S.A. for a term of five years from 31 December 2013 on substantially similar terms as the supply agreement between Frigoglass S.A. and CCH. The CCH Group is required to obtain at least 60% of its annual requirements of coolers from Frigoglass S.A., in order to maintain its status as a non-exclusive most favoured client. The prices at which the CCH Group purchases these products are agreed between the CCH Group and Frigoglass S.A. at the beginning of each year. If an agreement is not reached, the applicable prices will be determined based on the average prices of other non-exclusive primary European suppliers to TCCC's European bottlers.

In the year ended 31 December 2012, the CCH Group made purchases of coolers, glass bottles and crowns from Frigoglass S.A. and its subsidiaries totalling €137.9 million, compared to €147.7 million in the year ended 31 December 2011 and €100.5 million in the year ended 31 December 2010. Further, the CCH Group incurred maintenance and other expenses of €9.8 million in the year ended 31 December 2012, as compared to €6.3 million and €5.6 million in the years ended 31 December 2011 and 2010, respectively. Frigoglass S.A. is related to the CCH Group, as described further in Part IV: "CCH's Relationship with TCCC, Kar-Tess Holding and Other Related Parties".

Weather conditions

Weather conditions directly affect consumption of all of the CCH Group's products. High temperatures and prolonged periods of warm weather favour increased consumption of the CCH Group's products, while unseasonably cool weather, especially during the spring and summer months, adversely affects the CCH Group's sales volume and consequently, net sales revenue.

Seasonality

Product sales in all of the CCH Group's Territories are generally higher during the warmer months of the year, which are also periods of increased tourist activity in many of these Territories, as well as during holiday periods such as Christmas and Easter. The CCH Group typically experiences its best results of operations during the second and third quarters. In 2012, for example, the CCH Group realised 20.4% of its sales volume in the first quarter, 28.2% in the second quarter, 28.5% in the third quarter and 22.9% in the fourth quarter.

Foreign currency

The CCH Group's results of operations are affected by foreign exchange exposures, which arise primarily from adverse changes in exchange rates in its Emerging and Developing Countries. In particular:

•
The CCH Group's operating companies, other than those in Italy, Greece, Austria, the Republic of Ireland, Cyprus, Estonia, Slovenia, Slovakia and Montenegro, have functional currencies other than the CCH Group's reporting currency, the euro. As a result, any change in the exchange rates between these functional currencies and the euro affects the CCH Group's statement of income and balance sheet when the results of those operating companies are translated into euro;

•
Raw materials purchased in currencies such as the US dollar or the euro can lead to higher cost of goods sold in Territories with weaker functional currencies which, if not recovered through local price increases, will lead to reduced gross profit margins. As at 31 December 2012, all of the CCH Group's concentrate, which represents 46.6% of its raw material costs, was sourced through supply agreements denominated in the local currency of each of its operations. Sugar, PET and aluminium, which represent 18%, 11% and 6.9%, respectively, of the CCH Group's raw material costs in the year ended 31 December 2012, were sourced through supply agreements denominated mainly in euro and US dollars; and

•
Currency fluctuations impact the CCH Group's foreign currency denominated balances, such as interest expense on borrowings denominated in foreign currencies.

Taxation

Taxation of the CCH Group

The new Greek tax law enacted in January 2013 provides for an increased statutory corporate income tax rate in Greece of 26%, which will be applicable for fiscal years ending as of 1 August 2013 and onwards. The Greek statutory rate was 20% for 2012 and 2011 and 24% for 2010. Statutory income tax rates in the Territories in which the CCH Group operates range from 0% to 30%. The CCH Group's effective tax rate was 25% for the year ended 31 December 2012, 27% for the year ended 31 December 2011 and 24% for the year ended 31 December 2010. The level of the CCH Group's effective tax rate is mainly impacted by changes in the relative contribution of each country to the CCH Group overall profitability, due to the differing tax rates applicable in the Territories in which the CCH Group operates, changes in the tax rates affecting the deferred tax asset and deferred tax liability recognised in previous periods, the non-deductibility of certain expenses and one-off tax items.

The increase of the CCH Group's effective tax rate in the year ended 31 December 2011 compared to the year ended 31 December 2010 is attributable to a combination of factors with positive or negative impact on the CCH Group's effective tax rate year-on-year movement. The overall increase was mainly attributable to limitations on the tax deductibility of certain expenses, the change in tax rates which impacted the deferred tax asset or deferred tax liability recognised in previous periods, and the utilisation in prior years of tax benefits that were no longer available in 2011.

In particular, the limitation on tax deductibility of expenses in Russia and Ukraine led to a tax increase of €4.3 million in the year ended 31 December 2011 compared to the year ended 31 December 2010. The decrease of the corporate income tax rate in Greece from 24% to 20%, led to a decrease in the deferred tax asset of €1.2 million in the year ended 31 December 2011 compared to the year ended 31 December 2010. Hyperinflationary accounting adopted with respect to Belarus during the fourth quarter of 2011 led to increased taxable income and a corresponding increase of approximately €4.3 million in the CCH Group's current income tax expense. In addition, the utilisation of certain tax benefits in 2010 (that were no longer available in 2011) had the effect of reducing the CCH Group's effective tax rate in the year ended 31 December 2010, and contributed to the change in its effective tax rates in the year ended 31 December 2011 compared to the year ended 31 December 2010. The tax benefits in 2010 that were not available in 2011 include the utilisation of losses not previously recognised for tax purposes that led to recognition of a previously unrecognised deferred tax asset on those tax losses in Austria and the utilisation of expenses not previously allowed for deduction in Russia.

Pursuant to Article 5 of Law 3845/2010, on 6 May 2010, the Greek government imposed an "Extraordinary Contribution of Social Responsibility" on net income for the fiscal year ended 31 December 2009. The amount of the 'Extraordinary Contribution of Social Responsibility' assessed for the year ended 31 December 2009 was €21.2 million, which the CCH Group recorded as a tax charge in 2010.

Taxation of the Company

Under Swiss tax law, a Swiss resident company is generally subject to income tax at federal, cantonal and communal levels on its worldwide income and to net capital tax at the cantonal and communal levels. However, a holding company (meeting the requirements of the applicable cantonal tax law), such as the Company, is exempt from cantonal and communal income tax and is therefore only subject to Swiss federal income tax and the net capital tax at cantonal and communal level.

At the federal level, qualifying net dividend income and net capital gains on the sale of qualifying investments in subsidiaries is effectively exempt from federal income tax (based on the participation relief regime). Consequently, the Company expects dividends from its subsidiaries and capital gains from sales of investments in its subsidiaries to be effectively exempt from federal income tax. Apart from the participation relief, the Company's residual income will be subject to ordinary income taxation at a statutory tax rate of 8.5% (corresponding to an effective tax rate of approximately 7.83%).

Dividends paid by CCH to the Company

CCH should be able to pay dividends to the Company free of Greek withholding tax under Article 15 paragraph 1 of the EC—Swiss Confederation Agreement. The applicable tax treatment under that agreement would be equivalent to the treatment under the EU Parent-Subsidiary Directive. In particular, dividends paid by CCH to the Company should not be subject to Greek withholding tax where:

•
the Company has directly held a minimum of 25% of the share capital of CCH for at least two years prior to the payment of the dividend;

•
CCH is resident for tax purposes in Greece and the Company is resident for tax purposes in Switzerland;

•
neither CCH nor the Company is resident for tax purposes in a third state outside the European Union pursuant to a double tax agreement with that third state; and

•
both CCH and the Company are limited companies that are fully subject to corporation tax. (For companies incorporated in Switzerland, the term "limited" should cover a société anonyme, a société à responsabilité limitée, and a société en commandite par actions. For companies incorporated in Greece, the term "limited" should cover corporations such as S.A.s and Ltds).

Amortisation and impairment of intangible assets

As discussed above under "Application of critical accounting policies—Intangible assets", intangible assets comprise a significant portion of the CCH Group's balance sheet. The CCH Group considers that 99.6% of the intangible assets totalling €1,944.6 million recorded on its balance sheet as at 31 December 2012 relates to assets that have indefinite useful lives.

The CCH Group conducts tests for impairment of goodwill and indefinite-lived intangible assets in accordance with IAS 36, Impairment of assets, annually and whenever there is an indication of impairment. No impairment resulted from the impairment tests of 2012, 2011 and 2010.

Impact of governmental, economic, fiscal, monetary and political policies

EU regulations

On 1 May 2004, nine Territories in which the CCH Group operates entered the EU. These are Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia. Bulgaria and Romania entered the EU on 1 January 2007. As at 31 December 2012, the CCH Group operated in 16 EU countries. In addition, subject to ratification by EU member states, Croatia is scheduled to become an EU member state in 2013. These countries have implemented extensive reforms to facilitate their transition to market economies and have adopted strict fiscal and monetary policies to converge with the fiscal and monetary standards set by the EU. The CCH Group believes that, overall, it benefits from the increased economic and political stability in these countries as a result of their gradual alignment with the principles, objectives, economic standards and regulations of the EU. Conversely, the application of EU labour, tax, accounting and environmental regulations, increases the cost and complexity of compliance, at least in the short-term, and the implementation of the EU packaging directive in the new EU countries has further restricted the CCH Group's ability to use certain packaging materials or methods.

The CCH Group's Territories in the EU have adopted the EU sugar regime, which means that the minimum selling price for sugar has become the EU intervention price plus the cost of transport and profit margin. This has generally meant a significant rise in sweetener costs in these Territories, although the on-going reform of the EU sugar regime could help to counteract inflationary pressure caused by recent increases in energy and transport costs.

EU competition law

The CCH Group's business activities affecting the EU are subject to EU competition law. In 2005, the European Commission ended an investigation into various commercial practices of TCCC and certain Coca-Cola bottlers in Austria, Belgium, Denmark, Germany and Great Britain regarding possible abuse of dominant position. Together with TCCC and other Coca-Cola bottlers, the CCH Group undertook to address all such practices in the EU. The undertaking potentially applied in the member states of the EEA, covering those channels of distribution where TCCC-branded Sparkling beverages account for over 40% of the national sales and twice the nearest competitor's share. The commitments related broadly to exclusivity, percentage-based purchasing commitments, transparency, target rebates, tying, assortment or range commitments and agreements concerning products of other suppliers. In addition to these commitments, the undertaking applied to shelf space commitments in agreements with take-home customers, to financing and availability agreements in the on-premise channel and to commercial arrangements concerning the installation and use of technical equipment, such as coolers, fountain equipment, and vending machines. The CCH Group believes that its compliance with the undertaking has not had a material adverse effect on its business and financial results. The undertaking expired on 31 December 2010.

Greek economic crisis and EU response

Greece, which accounted for approximately 5.2% of the CCH Group's sales volume in the year ended 31 December 2012, is currently facing a severe economic crisis resulting from long standing government fiscal deficits and high levels of government borrowing. The current political, economic and budgetary challenges that the Greek government faces with respect to its high public debt burden and Greece's weakening economic growth prospects have led to the announcement of wide-ranging fiscal measures, including increases in taxation, and further measures may become necessary. Other Territories in Europe in which the CCH Group operates, such as Ireland, Italy, Romania and Hungary, are facing difficult economic conditions and have announced fiscal austerity measures. The economic crisis, the measures aimed at addressing the situation, the consequences thereof or a combination of the aforementioned could adversely affect the results of the CCH Group's local operations and on a consolidated basis.

7.     CCH Group operating results

Year ended 31 December 2012 compared to the year ended 31 December 2011

The following table shows certain consolidated income statement and other financial data, as well as the change in percentage terms, for the year ended 31 December 2012 compared to the year ended 31 December 2011.

	Year ended 31 December
			% Change
	2012	2011(1)
	(euro in millions except unit case volume in millions)
Net sales revenue	7,044.7	6,824.3	3.2
Cost of goods sold	(4,522.2)	(4,254.7)	6.3

Gross profit	2,522.5	2,569.6	(1.8)
Operating expenses	(2,078.1)	(2,048.2)	1.5
Restructuring costs	(106.7)	(71.1)	50.1
Operating profit	337.7	450.3	(25.0)

Finance income	10.4	8.7	19.5
Finance costs	(98.0)	(96.1)	(2.0)
Loss on net monetary position	(3.1)	(7.8)	(60.3)

Finance costs (net)	(90.7)	(95.2)	(4.7)
Share of results of equity method investments	11.6	9.4	23.4

	Year ended 31 December
			% Change
	2012	2011(1)
	(euro in millions except unit case volume in millions)
Profit before tax	258.6	364.5	(29.1)
Tax	(65.2)	(98.8)	(34.0)

Profit after tax	193.4	265.7	(27.2)

Attributable to:
Non-controlling interests	3.0	1.3	130.8
Owners of the parent	190.4	264.4	(28.0)

	193.4	265.7	(27.2)

Adjusted EBITDA	757.6	852.2	(11.1)
Unit case volume	2,084.7	2,087.4	(0.1)

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policies as detailed in the paragraph headed "Basis of preparation" in Note 1 to the audited financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group".

The following table shows certain income statement and other financial data for the year ended 31 December 2012 compared to the year ended 31 December 2011, expressed in each case as a percentage of net sales revenue.

	Year ended
	31 December 2012	31 December 2011
	(unaudited) %
Net sales revenue	100	100
Cost of goods sold	(64.2)	(62.3)
Gross profit	35.8	37.7
Operating expenses and restructuring costs	(31.0)	(31.1)
Operating profit	4.8	6.6
Adjusted EBITDA	10.8	12.5

Volume

The CCH Group's sales volume for the year ended 31 December 2012 remained almost flat, despite the very challenging trading conditions in most of the CCH Group's markets throughout the year compared to the year ended 31 December 2011. Established and Developing Countries made a negative contribution of 34.1 million unit cases and 6.2 million unit cases, respectively, whereas the Emerging Countries made a positive contribution of 37.6 million unit cases.

In the Established Countries segment, unit case volume decreased by 34.1 million or 4.8% during the year ended 31 December 2012, compared to the year ended 31 December 2011. In Greece, volume declined by 17.4 million unit cases, or 13.8%, as the macroeconomic environment remains extremely challenging. The Greek unemployment rate reached 27% in November 2012 (according to the Hellenic Statistical Authority), the highest in Europe and consumer confidence is the lowest in Europe based on EU Commission data. In Italy, volume declined by 11.3 million unit cases, or 3.5%, in a macroeconomic environment that continues to be affected by the sovereign debt crisis. Unemployment in Italy increased to 11.1% at the end of 2012 (higher by 1.8% compared to prior year), with youth unemployment reaching 37%, a level that is the highest in many years and among the highest in Europe. The Italian government introduced a significant austerity bill, including a VAT increase of 2%, an additional increase of 1% is scheduled for July 2013, plus new or increased direct taxes intended to fulfil Italy's European commitment to balance its budget in 2013. Volume in the Republic of Ireland and Northern Ireland declined by 4.6 million unit cases, or 6.1%, as the trading environment continues to be challenging. Volume in Switzerland declined by 3.0 million unit cases, or 3.5%, due to the strong Swiss Franc relative to the euro, which impacts both tourism and consumer shopping habits.

In the Developing Countries segment, unit case volume decreased by 6.2 million or 1.6% in the year ended 31 December 2012 from the year ended 31 December 2011. Volume in Poland decreased by 0.9 million unit cases, or 0.5%, mainly due to the 10.1% decline in fragmented trade. The decline in fragmented trade was almost fully offset by 20.8% growth in the discounters channel, which was supported by successful promotional activity and the introduction of the OBPPC strategy. In Hungary, volume decreased by 2.9 million unit cases, or 3.4%, as the economic conditions in the country remained challenging and consumer confidence was among the lowest in Europe, while GDP continued to contract. Volume in the Czech Republic decreased by 2.4 million unit cases, or 4.1%, in the year ended 31 December 2012.

In the Emerging Countries segment, unit case volume increased by 37.6 million or 3.9% in the year ended 31 December 2012, compared to the year ended 31 December 2011. Volume in the Russian Federation increased by 35.1 million unit cases, or 10.4%. Sales volume increased across all key categories in 2012. The positive performance in the category of total Sparkling beverages where sales volume increased by 12.6%, was driven by the CCH Group's focus and its investments in its flagship brand Coca-Cola. Similarly, the tea category sales volume grew by 25.2%, supported by new packaging, and the energy category sales volume grew by 21.3%, mainly as a result of the development of new stock-keeping units. Water category sales volume recorded a decrease of 2.9%. Also, juice sales volume increased by 13.4%, with strong growth across all of the CCH Group's core brands. Unit case volume in Nigeria decreased by 3.3 million unit cases, or 1.8%, in the year ended 31 December 2012, attributable mainly to religious unrest in northern Nigeria in the first half of the year, as well as the loss of sales days due to a nationwide strike in January 2012. Unit case volume in Romania increased by 2.0 million unit cases, or 1.2%, in the year ended 31 December 2012, with volume in the Sparkling beverages category increasing by 5.3% and volume in the combined Still and Water beverages category declining by 5.4% which is mainly attributable to a decline in Water beverages.

Net sales revenue

The CCH Group recognises net sales revenue at the time it delivers products to its customers. Revenues are recognised when all of the following conditions are met: evidence of a binding arrangement exists (generally purchase orders), products have been delivered and there is no future performance required, amounts are collectible under normal payment terms and both revenue and associated costs can be measured reliably.

Net sales revenue increased by €220.4 million, or 3.2%, for the year ended 31 December 2012, compared to the year ended 31 December 2011. Net sales revenue developed in line with the CCH Group's commitment to grow revenues ahead of volume, amidst an increasingly volatile and challenging economic environment. Net sales revenue per unit case increased by 3.4% in the year ended 31 December 2012, as compared to the year ended 31 December 2011.

In the year ended 31 December 2012, the net sales revenue of the Established Countries decreased by €133.0 million compared to the year ended 31 December 2011. This decrease was due to lower volume and negative category and package mix, which offset favourable currency movements. Net sales revenue in Greece, Italy and the Republic of Ireland and Northern Ireland decreased by €76.1 million, €34.1 million, and €15.4 million respectively, in the year ended 31 December 2012, mainly as a result of the adverse impact of the challenging economic and trading conditions in these markets on volume.

In the Developing Countries segment, net sales revenue decreased by €13.4 million in the year ended 31 December 2012, compared to the year ended 31 December 2011, as the benefits of revenue growth initiatives were more than offset by lower volume, unfavourable channel mix and adverse currency movements. Net sales revenue in Czech Republic and Poland decreased by €12.4 million and €3.4 million, respectively.

In the Emerging Countries segment, net sales revenue increased by €366.8 million in year ended 31 December 2012 compared to the year ended 31 December 2011 mainly as a result of implementation of revenue growth initiatives, as well as higher volume and favourable currency movements. Net sales revenue in the Russian Federation, Romania and Nigeria increased by €260.0 million, €13.3 million and €28.5 million, respectively.

Cost of goods sold

The CCH Group's cost of goods sold is comprised of raw materials, inward freight and warehousing, labour and manufacturing costs. The CCH Group's cost of goods sold increased to €4,522.2 million in the year ended 31 December 2012 from €4,254.7 million in the year ended 31 December 2011. The cost of goods sold per unit case increased by 6.4% to €2.17 in the year ended 31 December 2012 as compared to €2.04 in the year ended 31 December 2011, mainly reflecting higher commodity costs, especially EU sugar prices and the accelerated growth of the CCH Group's Sparkling and tea categories, which have higher unit costs per unit case. The cost of concentrate purchased from TCCC, the CCH Group's most important raw material, remained flat at 21.5% of net sales revenue in the year ended 31 December 2012 compared to 21.4% the year ended 31 December 2011. Depreciation included in cost of goods sold decreased to €192.6 million in the year ended 31 December 2012 from €197.1 million in the year ended 31 December 2011.

Gross profit

The CCH Group's gross profit margin decreased to 35.8% in the year ended 31 December 2012 from 37.7% in the year ended 31 December 2011 as a result of a greater increase in cost of goods sold than in net sales revenue. On a unit case basis, gross profit in the year ended 31 December 2012 decreased by approximately 1.6% compared to the year ended 31 December 2011.

Operating expenses

The CCH Group's selling expenses include cost of sales force, direct marketing expenses and expenses relating to cold drink equipment. Delivery expenses consist primarily of the cost of the CCH Group's fleet of vehicles, distribution centres and warehouses through which it distributes a significant portion of its products, as well as fees charged by third party shipping agents. Also included in selling, delivery and administrative expenses is depreciation, which relates mainly to depreciation of coolers, vehicles, distribution centres, warehouses and other non-production related items. The most significant component of the CCH Group's operating expenses is cost of sales force.

The CCH Group's operating expenses increased slightly to €2,184.8 million in the year ended 31 December 2012 from €2,119.3 million in the year ended 31 December 2011. Selling expenses (including depreciation of €99.7 million) amounted to €995.6 million in the year ended 31 December 2012, as compared to €998.5 million for the year ended 31 December 2011. The ratio of selling expenses to net sales revenue decreased to 14.1% in the year ended 31 December 2012 from 14.6% in the year ended 31 December 2011.

Delivery expenses (including depreciation of €33.2 million), increased to €649.6 million in the year ended 31 December 2012 from €632.1 million in the year ended 31 December 2011.

Administrative expenses (including depreciation of €50.2 million) amounted to €423.6 million in the year ended 31 December 2012 and €406.3 million in the year ended 31 December 2011. Administrative expenses remained flat as a percentage of net sales revenue at 6% in the years ended 31 December 2012 and 2011.

Stock option expenses amounted to €6.3 million in the year ended 31 December 2012, as compared to €8.1 million in the year ended 31 December 2011. Amortisation of intangible assets, recorded in operating expenses, decreased to €3.0 million in the year ended 31 December 2012 from €3.2 million in the year ended 31 December 2011.

As part of the CCH Group's effort to optimise its cost base and sustain competitiveness in the market place, the CCH Group has undertaken and expects to continue to undertake restructuring initiatives, which are expected to deliver benefits in the form of reduced costs in cost of goods sold and operating expenses, as well as improved cash flows. Such restructuring initiatives mainly concern reducing employee costs, outsourcing of certain functions, as well as optimising the supply chain infrastructure. The CCH Group is also engaged in an on-going process of adjusting and restructuring its distribution systems in order to improve customer service, reduce costs and inventory levels and increase asset utilisation. In the year ended 31 December 2012, the cost of these restructuring initiatives amounted to €106.7 million before taxes compared to €71.1 million in the year ended 31 December 2011. Out of this amount, €68.8 million comprised employee redundancy costs and €37.9 million related to other restructuring expenses for the year ended 31 December 2012 compared to €49.6 million of employee redundancy costs and €21.5 million of other restructuring expenses for the year ended 31 December 2011. The CCH Group recorded restructuring charges of €65.8 million, €34.8 million and €6.1 million in the year ended 31 December 2012 in its Established, Developing and Emerging Countries, respectively, compared to €47.6 million, €17.6 million and €5.9 million in the year ended 31 December 2011.

Operating profit

Operating profit decreased by 25% to €337.7 million in the year ended 31 December 2012 compared to €450.3 million in the year ended 31 December 2011. The decrease was attributed mainly to increased raw materials costs, unfavourable foreign currency fluctuations, higher operating expenses and restructuring costs.

Finance income

Finance income increased to €10.4 million for the year ended 31 December 2012 from €8.7 million for the year ended 31 December 2011.

Finance costs

Finance costs increased to €98.0 million for the year ended 31 December 2012 from €96.1 million for the year ended 31 December 2011.

Loss on net monetary position

Belarus has been considered a hyperinflationary economy since the fourth quarter of 2011, as three-year cumulative inflation in Belarus exceeded 100%, and was therefore consolidated in terms of the measuring unit as at 31 December 2012 and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarus Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor used for December 2012 was 1.223, which resulted in a net monetary loss for 2012 of €3.1 million.

Share of results of equity method investments

The CCH Group's share of results of equity method investments increased to a gain of €11.6 million in the year ended 31 December 2012 from a gain of €9.4 million in the year ended 31 December 2011.

Share of results of equity method investments includes the results of Frigoglass Industries Limited, in which the CCH Group's Nigerian operating company, the Nigerian Bottling Company plc, holds a 23.9% equity stake. In September 2011, the CCH Group purchased the remaining 33.6% non-controlling interest in Nigerian Bottling Company plc, bringing the CCH Group's interest to 100%. As a result, the CCH Group held an indirect equity interest of 23.9% in Frigoglass Industries Limited as at 31 December 2012.

In addition, the CCH Group's share of results of equity method investments reflects the results of Fresh & Co, a leading juice company in Serbia and the results of the joint venture with Heineken that is conducted through a number of legal entities, being the Brewinvest S.A. Group of companies and the BrewTech B.V. Group of companies. The Brewinvest S.A. Group of companies is engaged in the bottling and distribution of beer in Bulgaria. Brewinvest S.A. is incorporated in Greece and the CCH Group owns 50% of its share capital. The BrewTech B.V. Group of companies is engaged in the bottling and distribution of soft drinks and beer in the Former Yugoslav Republic of Macedonia through its subsidiary A.D. Pivara Skopje. In 2010, 2011 and up until April 2012 BrewTech B.V. Group formed part of the Brewinvest S.A. Group. BrewTech B.V. is incorporated in the Netherlands and the CCH Group owns 50% of its share capital.

Tax

The CCH Group's effective tax rate decreased to 25% for the year ended 31 December 2012 compared to 27% for the year ended 31 December 2011. The level of the CCH Group's effective tax rate is mainly impacted by changes in the relative contribution of each country to the CCH Group's overall profitability, due to the differing tax rates applicable in the Territories in which the CCH Group operates, changes in the tax rates affecting the deferred tax asset and deferred tax liability recognised in previous periods, the non-deductibility of certain expenses and one-off tax items.

Profit after tax attributable to non-controlling interests

The CCH Group's profit after tax attributable to non-controlling interests increased to €3.0 million in the year ended 31 December 2012 from €1.3 million in the year ended 31 December 2011.

Profit after tax attributable to owners of the parent

Profit after tax attributable to owners of the parent was €190.4 million in the year ended 31 December 2012, as compared to €264.4 million in the year ended 31 December 2011. The decrease of €74.0 million primarily reflects the net impact of decreased operating profit, which was partly offset by lower taxes.

Adjusted EBITDA

In the year ended 31 December 2012, the CCH Group's Adjusted EBITDA decreased by 11.1% compared to the year ended 31 December 2011 as a result of the same performance factors that contributed to the decrease in its operating profit.

Year ended 31 December 2011 compared to the year ended 31 December 2010

The following table shows certain consolidated income statement and other financial data, as well as the change in percentage terms, from the year ended 31 December 2011 to the year ended 31 December 2010.

	Year ended 31 December
			% Change
	2011	2010
	(euro in millions except unit case volume in millions)
Net sales revenue	6,824.3	6,761.6	0.9
Cost of goods sold	(4,254.7)	(4,042.7)	5.2

Gross profit	2,569.6	2,718.9	(5.5)
Operating expenses	(2,048.2)	(2,048.4)	—
Restructuring costs	(71.1)	(36.5)	94.8

Operating profit	450.3	634.0	(29.0)
Finance income	8.7	6.9	26.1
Finance costs	(96.1)	(82.8)	16.1
Loss on net monetary position	(7.8)	—	n/a

Finance costs (net)	(95.2)	(75.9)	25.4
Share of results of equity method investments	9.4	10.4	(9.6)

Profit before tax	364.5	568.5	(35.9)
Tax	(98.8)	(137.8)	(28.3)

Profit after tax	265.7	430.7	(38.3)

Attributable to:
Non-controlling interests	1.3	9.7	(86.6)
Owners of the parent	264.4	421.0	(37.2)

	265.7	430.7	(38.3)

Adjusted EBITDA	852.2	1,029.0	(17.2)
Unit case volume	2,087.4	2,105.0	(0.8)

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policies as detailed in the paragraph headed "Basis of preparation" in Note 1 to the audited financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group".

The following table shows certain income statement and other financial data for the years ended 31 December 2011 and 31 December 2010, expressed in each case as a percentage of net sales revenue.

	Year ended 31 December
	2011	2010
	%
Net sales revenue	100.0	100.0
Cost of goods sold	(62.3)	(59.8)
Gross profit	37.7	40.2
Operating expenses and restructuring costs	(31.1)	(30.8)
Operating profit	6.6	9.4
Adjusted EBITDA	12.5	15.2

Volume

In the year ended 31 December 2011, the CCH Group's sales volume decreased by 17.6 million unit cases, or 0.8%, compared to the year ended 31 December 2010. The CCH Group's Established and Emerging Countries made a negative contribution of 18.3 million unit cases and 7.3 million unit cases, respectively, whereas its Developing Countries made a positive contribution of 8.0 million unit cases.

In the CCH Group's Established Countries segment, unit case volume declined by 18.3 million unit cases in the year ended 31 December 2011. In Italy, volume declined by 0.8%, representing a decrease of 2.7 million unit cases as unfavourable economic conditions in the country negatively impacted consumer confidence and household spending. In Greece, volume declined by 17.0 million unit cases, or 11.9% due to the additional austerity measures that adversely impacted consumer purchasing power and demand and a VAT increase from 11% to 23% in September 2011. In Switzerland, volume increased by 1.4 million unit cases, or 1.7%. This increase was strongly driven by further utilising the 2010 introduction of the CCH Group's products in one of the largest retailers in Switzerland, which historically had only carried private label products.

In the CCH Group's Developing Countries segment, unit case volume increased by 2% in the year ended 31 December 2011. Volume in Poland increased by 4.9 million unit cases, or 2.9% driven by significant increases in the CCH Group's Sparkling beverages, energy and tea categories which increased by 10.1%, 18.2% and 6.8%, respectively, compared to the year ended 31 December 2010. In Hungary, volume increased by 1.2% representing an increase of 1.0 million unit cases as a result of the intensified promotion calendar, despite the challenging macro-economic conditions and the recently imposed tax on consumption of beverages with sugar and caffeine content higher than a specific amount. Volume in the Czech Republic increased by 0.2 million unit cases, or 0.3% In the remaining Developing Countries, volume increased by 1.9 million unit cases.

In the CCH Group's Emerging Countries segment, unit case volume decreased by 0.7% in the year ended 31 December 2011. Volume in the Russian Federation decreased by 1.5%, or 5.1 million unit cases, in the year ended 31 December 2011 due to the exceptionally hot summer of the year ended 31 December 2010 that set up a very high base for the year-on-year comparison and the strengthening of value brands. Unit case volume in Nigeria grew by 0.7% in the year ended 31 December 2011, representing an increase of 1.3 million unit cases and reflecting solid growth in Sparkling beverages. Unit case volume in Romania declined by 4.2% in the year ended 31 December 2011, due to challenging economic conditions and the implementation of strict austerity measures that had an adverse impact on consumer demand.

Net sales revenue

Net sales revenue increased by €62.7 million in the year ended 31 December 2011 compared with the year ended 31 December 2010. Net sales revenue developed in line with the CCH Group's commitment to grow revenues ahead of volume. However, unfavourable foreign currency developments in Emerging and Developing Countries diluted the positive impact of the CCH Group's revenue growth initiatives. Net sales revenue per unit case increased by 1.8% in the year ended 31 December 2011 compared to the prior year.

In the CCH Group's Established Countries segment, net sales revenue decreased by €26.8 million in the year ended 31 December 2011 compared with the year ended 31 December 2010, as its revenue growth initiatives and favourable currency impact was more than offset by lower volume. Net sales revenue in Greece and Italy decreased by €77.9 million and €2.1 million, respectively, following the decline in volume. Net sales revenue in Switzerland increased by €55.0 million as a result of the positive performance of MyCoke and Nestea in the retail channel as well as the appreciation of the Swiss Franc against the euro.

In the CCH Group's Developing Countries segment, net sales revenue in the year ended 31 December 2011 increased by €21.5 million compared with the year ended 31 December 2010, reflecting the positive impact from higher volume which was partially offset by unfavourable currency impact especially regarding the Polish zloty.

In the CCH Group's Emerging Countries segment, net sales revenue increased by €68.0 million compared with the year ended 31 December 2010. Net sales revenue in the Russian Federation increased by €62.8 million as a result of the CCH Group's revenue growth strategy across all its product categories and the positive category mix. Net sales revenue in Romania declined by €9.5 million following the decline in volume and in Nigeria by €7.6 million mainly as a result of the unfavourable currency impact.

Net sales revenue per unit case increased to €3.27 in the year ended 31 December 2011 compared with €3.21 in the year ended 31 December 2010.

Cost of goods sold

The CCH Group's cost of goods sold is comprised of raw materials, inward freight and warehousing, labour and manufacturing costs. The CCH Group's cost of goods sold per unit case increased by 6.1% from €1.92 in the year ended 31 December 2010, to €2.04 in the year ended 31 December 2011, mainly reflecting the impact of increased commodity prices, particularly in PET resin, sugar and juice concentrate, partly offset by improved cost efficiencies in manufacturing and haulage.

The cost of concentrate purchased from TCCC, the CCH Group's most important raw material, increased from 21.4% of the CCH Group's net sales revenue in the year ended 31 December 2010, to 21.5% in the year ended 31 December 2011. Depreciation included in the CCH Group's cost of goods sold decreased from €214.3 million in the year ended 31 December 2010 to €197.1 million in the year ended 31 December 2011.

Gross profit

The CCH Group's gross profit margin decreased to 37.7% in the year ended 31 December 2011, from 40.2% in the year ended 31 December 2010, as a result of a greater increase in the cost of goods sold compared to the increase in net sales revenue. On a unit case basis, gross profit decreased by approximately 4.7% in the year ended 31 December 2011 compared to the prior year.

Operating expenses

The CCH Group's selling expenses include the cost of its sales force, direct marketing expenses and expenses relating to cold drink equipment. Delivery expenses consist primarily of the cost of the CCH Group's fleet of vehicles, distribution centres and warehouses through which the CCH Group distributes a significant portion of its products, as well as fees charged by third party shipping agents. Also included in the CCH Group's selling, delivery and administrative expenses is depreciation, which is mainly of coolers, vehicles, distribution centres and warehouses and other non-production related items. The single most significant component of the CCH Group's operating expenses is the cost of its sales force.

In the year ended 31 December 2011, the CCH Group's selling expenses (including depreciation) amounted to €998.5 million, compared to €1,021.1 million in the year ended 31 December 2010. The ratio of selling expenses to net sales revenue decreased to 14.6% from 15.1% in the year ended 31 December 2010. The slight decrease in selling expenses results mainly from foreign currency movements.

Delivery expenses (including depreciation) increased, in absolute terms, to €632.1 million in the year ended 31 December 2011 from €630.2 million in the year ended 31 December 2010, reflecting higher fuel and distribution expenses.

Administrative expenses (including depreciation) amounted to €406.3 million in the year ended 31 December 2011, compared to €383.6 million in the year ended 31 December 2010. Administrative expenses increased as a percentage of net sales revenue compared to the year ended 31 December 2010, from 5.7% to 6%.

Stock option expenses amounted to €8.1 million in the year ended 31 December 2011, compared with €6.7 million in the year ended 31 December 2010. Amortisation of intangible assets decreased from €6.8 million to €3.2 million in the year ended 31 December 2011.

As part of the CCH Group's effort to optimise its cost base and sustain competitiveness in the market place, the CCH Group undertook restructuring initiatives in the year ended 31 December 2011 which amounted to €71.1 million before taxes. Of this amount, €49.6 million were employee related costs and €21.5 million related to other restructuring expenses. These restructuring activities are expected to yield annualised benefits of €50 million from 2012 onwards. Restructuring initiatives in the years ended 31 December 2010 and 2011 resulted in total benefits of €44 million in the year ended 31 December 2011 in the CCH Group's cost of goods sold and operating expenses. The CCH Group recorded €47.6 million, €17.6 million and €5.9 million of restructuring charges in its Established, Developing and Emerging Countries respectively, during the year ended 31 December 2011. These restructurings mainly concern employee redundancy costs, outsourcing of certain functions as well as closure of production facilities.

Operating profit

Operating profit decreased by 29% in the year ended 31 December 2011 mainly due to the higher raw material costs and the volume decline, as a result of the persisting economic challenges across most of the CCH Group's Territories. The adverse impact of raw material costs was partially offset by revenue growth management initiatives mainly in the second half of the year.

Finance income

Finance income increased to €8.7 million for the year ended 31 December 2011 compared to €6.9 million for the year ended 31 December 2010 due to higher cash balances maintained in the year ended 31 December 2011.

Finance costs

Finance costs increased to €96.1 million for the year ended 31 December 2011 from €82.8 million for the year ended 31 December 2010, largely due to the early refinancing of the CCH Group's €301.1 million notes that matured in July 2011. A charge on the ineffective portion of certain derivatives related to the $900.0 million US dollar bonds generated a €6.6 million loss compared to a €1.0 million gain in the year ended 31 December 2010 and higher outstanding balances under the CCH Group's commercial paper programme.

Loss on net monetary position

Belarus has been considered a hyperinflationary economy since the fourth quarter of 2011, as three-year cumulative inflation in Belarus exceeded 100%, and therefore Belarus is consolidated in terms of the measuring unit at the balance sheet date and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarus Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor used for December 2011 was 2.08 which resulted in a net monetary loss for 2011 of €7.8 million that was recorded in the income statement for the year ended 31 December 2011.

Share of results of equity method investments

The CCH Group's share of results of equity method investments decreased from an income of €10.4 million in the year ended 31 December 2010 to €9.4 million in the year ended 31 December 2011.

Share of results of equity method investments includes the results of Frigoglass Industries Limited, in which the CCH Group's Nigerian operating company, the Nigerian Bottling Company plc, holds a 23.9% equity stake. In September 2011, the CCH Group purchased the remaining 33.6% non-controlling interest in Nigerian Bottling Company plc, bringing the CCH Group's interest to 100%.

In addition, the CCH Group's share of results of equity method investments reflects the results of Fresh & Co, a leading juice company in Serbia and the results of the joint venture with Heineken that is conducted through a number of legal entities, being the Brewinvest S.A. Group of companies. The Brewinvest S.A. Group of companies is engaged in the bottling and distribution of beer in Bulgaria and the bottling and distribution of soft drinks and beer in the Former Yugoslav Republic of Macedonia through its subsidiary A.D. Pivara Skopje.

Tax

The CCH Group's effective tax rate increased to 27% in the year ended 31 December 2011 from 24% in the year ended 31 December 2010. The increase of the CCH Group's effective tax rate was attributable to a combination of factors with positive or negative impact on its effective tax rate year-on-year movement. The overall increase was mainly attributable to limitations on the tax deductibility of certain expenses, the change in tax rates which impacted the deferred tax asset or deferred tax liability recognised in previous periods, and the utilisation in prior years of tax benefits that were no longer available in the year ended 31 December 2011.

In particular, the limitation on tax deductibility of expenses in Russia and Ukraine led to a tax increase of €4.3 million in the year ended 31 December 2011 compared to the year ended 31 December 2010. The decrease of the corporate income tax rate in Greece from 24% to 20% led to a decrease in the deferred tax asset of €1.2 million in the year ended 31 December 2011 compared to the year ended 31 December 2010. Hyperinflationary accounting adopted by Belarus during the year ended 31 December 2011 led to increased taxable income and a corresponding increase of approximately €4.3 million in the CCH Group's current income tax expense. In addition, the utilisation of certain tax benefits in the year ended 31 December 2010 (that were no longer available in the year ended 31 December 2011) had the effect of reducing the CCH Group's effective tax rate in the year ended 31 December 2010, and contributed to the increase in its effective tax rates. The tax benefits that were not available include the utilisation of losses not previously recognised for tax purposes that led to recognition of a previously unrecognised deferred tax asset on those tax losses in Austria and the utilisation of expenses not previously allowed for deduction in Russia.

Pursuant to Article 5 of Law 3845/2010, on 6 May 2010, the Greek government imposed an "Extraordinary Contribution of Social Responsibility" on net income for the fiscal year ended 31 December 2009. The amount of the "Extraordinary Contribution of Social Responsibility" assessed for the year ended 31 December 2009 was €21.2 million, which the CCH Group recorded as a tax charge in the year ended 31 December 2010.

Profit after tax attributable to non-controlling interests

Profit after tax attributable to non-controlling interests decreased by 86.6% to €1.3 million in the year ended 31 December 2011 from €9.7 million in the year ended 31 December 2010. The decrease was due to the CCH Group's purchase of the non-controlling interest in Nigerian Bottling Company plc, its operating company in Nigeria, as well as from the non-controlling shareholders' interests in its operations in the Former Yugoslav Republic of Macedonia and Serbia during the year ended 31 December 2011.

Profit after tax attributable to owners of the parent

Profit after tax attributable to owners of the parent was €264.4 million in the year ended 31 December 2011, as compared to €421.0 million in the year ended 31 December 2010. The €156.6 million decrease primarily reflects the net impact of decreased operating profit, partly offset by lower taxes and reduced share of profit attributed to non-controlling interests.

Adjusted EBITDA

In the year ended 31 December 2011, the CCH Group's Adjusted EBITDA decreased by 17.2% from the year ended 31 December 2010 as a result of the same performance factors that contributed to the decrease of its operating profit.

8.     Reporting segments

Year ended 31 December 2012 compared to the year ended 31 December 2011

The following table provides certain financial information for the CCH Group's three reporting segments, as well as its corporate centre, for the years ended 31 December 2012 and 31 December 2011, both in absolute numbers and as a percentage of its total corresponding to each line item of this table. Internally, the CCH Group's management uses operating profit as the main measure in order to allocate resources and evaluate the performance of each of its reporting segments. There are no material amounts of product sales or transfers between the CCH Group's Territories. The elimination of inter-segment assets reflects loans from the CCH Group's financing subsidiaries to its various operating companies to cover a portion of its operating companies' funding requirements.

	Year ended 31 December
	2012		2011(1)
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Established Countries
Unit case volume	679.4	32.6	713.5	34.2
Net sales revenue	2,701.8	38.4	2,834.8	41.6
Operating profit	92.5	27.4	201.4	44.7
Depreciation and impairment of property, plant and equipment	136.3	33.4	137.7	35.4
Stock option expense	2.1	33.3	2.8	34.6
Amortisation and adjustment of intangible assets	0.6	20.0	0.8	25.0
Other items	0.4	17.4	0.5	38.4
Adjusted EBITDA	231.9	30.6	343.2	40.3

	Year ended 31 December
	2012		2011(1)
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Developing Countries
Unit case volume	393.5	18.9	399.7	19.1
Net sales revenue	1,148.1	16.3	1,161.5	17.0
Operating profit	(8.7)	(2.6)	58.4	13.0
Depreciation and impairment of property, plant and equipment	83.4	20.4	80.4	20.6
Stock option expense	1.3	20.7	1.6	19.7
Amortisation and adjustment of intangible assets	0.3	10.0	0.4	12.5
Other items	0.2	8.7	0.3	23.1
Adjusted EBITDA	76.5	10.1	141.1	16.5
Emerging Countries
Unit case volume	1,011.8	48.5	974.2	46.7
Net sales revenue	3,194.8	45.3	2,828.0	41.4
Operating profit	253.9	75.2	190.5	42.3
Depreciation and impairment of property, plant and equipment	188.6	46.2	171.2	44.0
Stock option expense	2.9	46.0	3.7	45.7
Amortisation and adjustment of intangible assets	2.1	70.0	2.0	62.5
Other items	1.7	73.9	0.5	38.5
Adjusted EBITDA	449.2	59.3	367.9	43.2
Total
Unit case volume	2,084.7	100.0	2,087.4	100.0
Net sales revenue	7,044.7	100.0	6,824.3	100.0
Operating profit	337.7	100.0	450.3	100.0
Depreciation and impairment of property, plant and equipment	408.3	100.0	389.3	100.0
Stock option expense	6.3	100.0	8.1	100.0
Amortisation and adjustment of intangible assets	3.0	100.0	3.2	100.0
Other items	2.3	100.0	1.3	100.0
Adjusted EBITDA	757.6	100.0	852.2	100.0

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policies as detailed in the paragraph headed "Basis of preparation" in Note 1 to the audited financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group".

Established Countries

The following table shows the CCH Group's volume performance for the year ended 31 December 2012 compared to the year ended 31 December 2011:

	Year ended 31 December
	2012	2011(1)	Change	Change
	(in millions of unit cases)%
Italy	309.0	320.3	(11.3)	(3.5)
Greece	108.6	126.0	(17.4)	(13.8)
Switzerland	82.4	85.4	(3.0)	(3.5)
Austria	92.6	90.8	1.8	2.0
The Republic of Ireland and Northern Ireland	70.9	75.5	(4.6)	(6.1)
Cyprus	15.9	15.5	0.4	2.6

Total	679.4	713.5	(34.1)	(4.8)

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policies as detailed in the paragraph headed "Basis of preparation" in Note 1 to the audited financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group".

Unit case volume in the Established Countries segment decreased by 4.8% to 679.4 million unit cases in the year ended 31 December 2012 from 713.5 million unit in the year ended 31 December 2011. In Italy, volume declined by 3.5%, representing a decrease of 11.3 million unit cases in a macroeconomic environment that continues to be affected by the sovereign debt crisis. Unemployment in Italy increased to 11.1% at the end of 2012 (higher by 1.8% compared to prior year), with youth unemployment reaching 37%, a level that is the highest in many years and among the highest in Europe. The Italian government introduced a critical austerity bill, including a VAT increase of 2%, an additional increase of 1% is scheduled for July 2013, plus new or increased direct taxes intended to fulfil Italy's European commitment to balance the budget in 2013. In Greece, volume declined by 13.8%, or 17.4 million unit cases, as the macroeconomic environment remains extremely challenging. The Greek unemployment rate reached 27% in November 2012 (according to the Hellenic Statistical Authority) and consumer confidence is the lowest in Europe based on EU Commission data. Volume in the Republic of Ireland and Northern Ireland declined by 4.6 million unit cases, or 6.1%, as the trading environment continues to be challenging. In Switzerland, volume declined by 3.0 million unit cases, or 3.5%, as the strong Swiss Franc relative to the euro impacted both tourism and consumer shopping habits. In the CCH Group's remaining Established Countries, volume decreased by 2.2 million unit cases.

In the year ended 31 December 2012, the operating profit of the Established Countries segment decreased to €92.5 million, as compared to €201.4 million in the year ended 31 December 2011. Lower volume, increased raw material costs and negative category mix more than offset the benefits from the CCH Group's restructuring initiatives and the reduced marketing expenses. In addition the increase in restructuring costs of Established Countries by €18.2 million in the year ended 31 December 2012 compared to 31 December 2011 affected operating profit.

In the year ended 31 December 2012, the Adjusted EBITDA of the CCH Group's operations in Established Countries decreased 32.4% to €343.2 million compared to the year ended 31 December 2011.

Developing Countries

The following table shows the CCH Group's volume performance for the year ended 31 December 2012 compared to the year ended 31 December 2011:

	Year ended 31 December
	2012	2011	Change	Change
	(in millions of unit cases)%
Poland	172.6	173.5	(0.9)	(0.5)
Hungary	83.2	86.1	(2.9)	(3.4)
Czech Republic	56.0	58.4	(2.4)	(4.1)
Croatia	26.5	26.8	(0.3)	(1.1)
Slovakia	24.5	25.4	(0.9)	(3.5)
Baltic countries	23.9	22.5	1.4	6.2
Slovenia	6.8	7.0	(0.2)	(2.9)

Total	393.5	399.7	(6.2)	(1.6)

In the year ended 31 December 2012, unit case volume in the CCH Group's Developing Countries segment decreased 1.6% to 393.5 million unit cases as compared to the year ended 31 December 2011. Volume in Poland decreased by 0.9 million unit cases, or 0.5%, mainly due to the decline in fragmented trade that was largely offset by the strong growth in the discounters channel supported by the successful promotional activity and the introduction of the OBPPC strategy. In Hungary, volume decreased by 2.9 million unit cases, or 3.4%, as the economic conditions in the country remained challenging and consumer confidence was among the lowest in Europe. Volume in the Czech Republic decreased by 2.4 million unit cases, or 4.1%, in the year ended 31 December 2012.

The CCH Group's Developing Countries segment recorded an operating loss of €8.7 million in the year ended 31 December 2012, as compared to an operating profit of €58.4 million in the year ended 31 December 2011, largely as a result of increased input costs, the adverse foreign currency rates fluctuations and the increased restructuring costs that were only partially offset by the positive effect of the CCH Group's pricing initiatives. In addition, operating profit was affected by a €17.2 million increase in restructuring costs for the Developing Countries in the year ended 31 December 2012 compared to 31 December 2011. The CCH Group's operations in Developing Countries contributed Adjusted EBITDA of € 76.5 million in the year ended 31 December 2012, compared to €141.1 million in the year ended 31 December 2011.

Emerging Countries

The following table shows the CCH Group's volume performance for the year ended 31 December 2012 compared to the year ended 31 December 2011:

	Year ended 31 December
	2012	2011(1)	Change	Change
	(in millions of unit cases)%
Russian Federation	371.0	335.9	35.1	10.4
Nigeria	181.9	185.2	(3.3)	(1.8)
Romania	162.7	160.7	2.0	1.2
Ukraine	87.7	93.6	(5.9)	(6.3)
Serbia and Montenegro	87.3	83.0	4.3	5.2
Bulgaria	56.6	56.3	0.3	0.5
Belarus	32.8	29.5	3.3	11.2
Bosnia and Herzegovina	18.5	17.9	0.6	3.4
Armenia	7.1	6.6	0.5	7.6
Moldova	6.2	5.5	0.7	12.7

Total	1,011.8	974.2	37.6	3.9

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policies as detailed in the paragraph headed "Basis of preparation" in Note 1 to the audited financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group".

Unit case volume in the CCH Group's Emerging Countries segment increased by 3.9% in the year ended 31 December 2012 as compared to the year ended 31 December 2011. Volume in the Russian Federation increased by 10.4%, or 35.1 million unit cases. The positive performance in the Sparkling beverages category, where sales volume increased 12.6%, was driven by the CCH Group's focus and its investments in its flagship brand, Coca-Cola red. Similarly, the tea category sales volume grew by 25.2%, supported by new packaging, energy category sales volume grew by 21.3%, mainly as a result of the development of new SKUs, while the Water category sales volume recorded a decrease of 2.9%. Also, juice sales volume increased by 13.4%, with strong growth across all of the CCH Group's core brands. Unit case volume in Nigeria decreased by 1.8% in the year ended 31 December 2012, attributable mainly to the religious unrest in Northern Nigeria in the first half of the year as well as the loss of sales days due to a nationwide strike in January 2012. Unit case volume in Romania increased by 1.2% in the year ended 31 December 2012 with volume in the Sparkling beverages category increasing by 5.3% and volume in the combined Still and Water beverages category declining by 5.4% which is mainly attributable to a decline in Water beverages. In the CCH Group's remaining Emerging Countries, volume decreased by 3.8 million unit cases.

In the year ended 31 December 2012, the CCH Group's Emerging Countries segment achieved an operating profit of €253.9 million compared to an operating profit of €190.5 million in the year ended 31 December 2011, an increase of 33.3%. The benefits of the CCH Group's revenue growth initiatives, higher volume and better category mix more than offset the negative impact of increased commodity costs, higher operating expenses and unfavourable currency movements.

The CCH Group's operations in Emerging Countries contributed € 449.2 million to Adjusted EBITDA in the year ended 31 December 2012, compared to €367.9 million in the year ended 31 December 2011.

Year ended 31 December 2011 compared to year ended 31 December 2010

The following table provides certain financial information for the CCH Group's three reporting segments, as well as its corporate centre, for each of the two years ended 31 December in each case, both in absolute numbers and as a percentage of its total corresponding to each line item of this table. Internally, the CCH Group's management uses operating profit as the main measure in order to allocate resources and evaluate the performance of each of its reporting segments. There are no material amounts of product sales or transfers between the CCH Group's Territories. The elimination of inter-segment assets reflects loans from the CCH Group's financing subsidiaries to its various operating companies to cover a portion of its operating companies' funding requirements.

	Year ended 31 December
	2011(1)		2010(1)
	(euro in millions except unit case volume in millions)%		(euro in millions except unit case volume in millions)%
Established Countries
Unit case volume	713.5	34.2	731.8	34.8
Net sales revenue	2,834.8	41.6	2,861.6	42.3
Operating profit	201.4	44.7	263.8	41.6
Depreciation and impairment of property, plant and equipment	137.7	35.4	134.3	35.2
Stock option expense	2.8	34.6	2.4	35.8
Amortisation and adjustment of intangible assets	0.8	25.0	4.5	63.4
Other items	0.5	38.4	—	n/a
Adjusted EBITDA	343.2	40.3	405.0	39.4
Developing Countries
Unit case volume	399.7	19.1	391.7	18.6
Net sales revenue	1,161.5	17.0	1,140.0	16.9
Operating profit	58.4	13.0	89.2	14.1
Depreciation and impairment of property, plant and equipment	80.4	20.6	73.0	19.2
Stock option expense	1.6	19.7	1.2	17.9
Amortisation and adjustment of intangible assets	0.4	12.5	0.5	7.0
Other items	0.3	23.1	—	n/a
Adjusted EBITDA	141.1	16.5	163.9	15.9
Emerging Countries
Unit case volume	974.2	46.7	981.5	46.6
Net sales revenue	2,828.0	41.4	2,760.0	40.8
Operating profit	190.5	42.3	281.0	44.3
Depreciation and impairment of property, plant and equipment	171.2	44.0	173.9	45.6
Stock option expense	3.7	45.7	3.1	46.3
Amortisation and adjustment of intangible assets	2.0	62.5	2.1	29.6
Other items	0.5	38.5	—	n/a
Adjusted EBITDA	367.9	43.2	460.1	44.7
Total
Unit case volume	2,087.4	100.0	2,105.0	100.0
Net sales revenue	6,824.3	100.0	6,761.6	100.0
Operating profit	450.3	100.0	634.0	100.0
Depreciation and impairment of property, plant and equipment	389.3	100.0	381.2	100.0
Stock option expense	8.1	100.0	6.7	100.0
Amortisation and adjustment of intangible assets	3.2	100.0	7.1	100.0
Other items	1.3	100.0	—	n/a
Adjusted EBITDA	852.2	100.0	1,029.0	100.0

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policies as detailed in the paragraph headed "Basis of preparation" in Note 1 to the audited financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group".

Established Countries

The following table shows the CCH Group's volume performance for the year ended 31 December 2011 as compared to the year ended 31 December 2010:

	Year ended 31 December
	2011	2010	Change	Change
	(in millions of unit cases)%
Italy	320.3	323.0	(2.7)	(0.8)
Greece	126.0	143.0	(17.0)	(11.9)
Switzerland	85.4	84.0	1.4	1.7

	Year ended 31 December
	2011	2010	Change	Change
	(in millions of unit cases)%
Austria	90.8	90.5	0.3	0.3
The Republic of Ireland and Northern Ireland	75.5	75.2	0.3	0.4
Cyprus	15.5	16.1	(0.6)	(3.7)

Total	713.5	731.8	(18.3)	(2.5)

Unit case volume in the Established Countries segment was 713.5 million in 2011, a decrease of 2.5% over 2010. In Italy, volume declined by 0.8%, representing a decrease of 2.7 million unit cases as deteriorating economic conditions negatively impacted consumer confidence and household spending. In Greece, volume declined by 11.9%, or 17.0 million unit cases, as the austerity measures negatively impacted consumer purchasing power and demand. In Switzerland, volume increased by 1.4 million unit cases, or 1.7% This was primarily due to the improved volume performance of the Coca-Cola brand in one of the largest retailers in Switzerland and the strong performance of Nestea across the market. These developments led to a positive category and package mix. Unit case volume in the CCH Group's remaining Established Countries remained unchanged.

In 2011, the Established Countries achieved an operating profit of €201.4 million compared to an operating profit of €263.8 million in 2010, mainly because of an operating profit decline in Greece. Positive price, product mix and favourable foreign currency movements were more than offset by lower sales volume and increased raw material costs.

The CCH Group's operations in Established Countries contributed €343 million to its Adjusted EBITDA for the year 2011, representing a 15.3% decrease compared to 2010.

Developing Countries

The following table shows the CCH Group's volume performance for the year ended 31 December 2011 as compared to the year ended 31 December 2010:

	Year ended 31 December
	2011	2010	Change	Change
	(in millions of unit cases)%
Poland	173.5	168.6	4.9	2.9
Hungary	86.1	85.1	1.0	1.2
Czech Republic	58.4	58.2	0.2	0.3
Croatia	26.8	27.3	(0.5)	(1.8)
Slovakia	25.4	24.2	1.2	5.0
Baltic countries	22.5	21.5	1.0	4.7
Slovenia	7.0	6.8	0.2	2.9

Total	399.7	391.7	8.0	2.0

Unit case volume in the Developing Countries segment was 399.7 million in 2011, an increase of 2% over 2010. Volume in Poland increased by 4.9 million unit cases, or 2.9% driven by significant increases in the CCH Group's Sparkling beverages, energy and tea categories that increased by 10.1%, 18.2% and 6.8%, respectively, compared to prior year. In Hungary, volume increased by 1.2% representing an increase of 1.0 million unit cases as a result of the intensified promotion calendar, despite the challenging macro-economic conditions and the recently imposed tax on consumption of beverages with sugar and caffeine content higher than a specific amount. Volume in the Czech Republic increased by 0.2 million unit cases, or 0.3%. In the remaining Developing Countries, volume increased by 1.9 million unit cases.

In 2011, the Developing Countries achieved an operating profit of €58.4 million compared to an operating profit of €89.2 million in 2010, representing a decrease of 34.5%, reflecting the effect of adverse product mix and higher commodity costs. These effects were only partly offset by the higher sales volume.

The CCH Group's operations in Developing Countries contributed €141.1 million to its Adjusted EBITDA in 2011, 13.9% below 2010.

Emerging Countries

The following table shows the CCH Group's volume performance for the year ended 31 December 2011 as compared to the year ended 31 December 2010:

	Year ended 31 December
	2011	2010	Change	Change
	(in millions of unit cases)%
Russian Federation	335.9	341.0	(5.1)	(1.5)
Nigeria	185.2	183.9	1.3	0.7
Romania	160.7	167.8	(7.1)	(4.2)
Ukraine	93.6	101.9	(8.3)	(8.1)
Serbia and Montenegro	83.0	76.3	6.7	8.8
Bulgaria	56.3	58.4	(2.1)	(3.6)
Belarus	29.5	24.4	5.1	20.9
Bosnia and Herzegovina	17.9	16.6	1.3	7.8
Armenia	6.6	6.4	0.2	3.1
Moldova	5.5	4.8	0.7	14.6

Total	974.2	981.5	(7.3)	(0.7)

Unit case volume in the Emerging Countries segment decreased by 0.6% in 2011. Volume in the Russian Federation decreased by 1.5%, or 5.1 million unit cases, in 2011 due to weak real disposable income growth and the strengthening of value brands. In addition, the exceptionally hot prior year summer set a very high base for year-on-year comparison. Unit case volume in Nigeria grew by 0.7% in 2011 reflecting solid growth in the Sparkling beverages category as well as the juice category. Unit case volume in Romania declined by 4.2% in 2011, as challenging economic conditions, including the implementation of strict austerity measures, had an adverse impact on consumer demand.

The CCH Group's operations in Emerging Countries contributed €367.9 million to its Adjusted EBITDA in 2011, 20% below 2010.

In 2011, the Emerging Countries achieved an operating profit of €190.5 million compared to an operating profit of €281.0 million in 2010, a decrease of 32.2%. The benefit from the CCH Group's revenue growth initiatives was more than offset by higher raw material prices and unfavourable foreign currency movements.

9.     Liquidity and capital resources

The CCH Group's sources of capital include, but are not limited to, cash flows from operations, the issuance of debt, syndicated loan facility and the issuance of equity securities.

Cash flows from operating activities

The CCH Group's cash flows provided by operating activities for the years ended 31 December 2012, 2011 and 2010 are as follows:

	Year ended 31 December
	2012	2011(1)	2010(1)
	(euro in millions)
Operating profit	337.7	450.3	634.0
Depreciation, impairment, amortisation and other non-cash items	426.8	405.1	408.0
Working capital changes	84.1	61.3	67.8
Tax paid	(95.0)	(88.4)	(139.4)

Net cash from operating activities	753.6	828.3	970.4

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policies as detailed in the paragraph headed "Basis of preparation" in Note 1 to the audited financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group".

The CCH Group's primary source of cash flow is funds generated from operations. In the year ended 31 December 2012, cash flow from operating activities decreased by 9% compared to the year ended

31 December 2011 due to the decrease in operating profit, attributable mainly to increased raw materials costs, unfavourable foreign currency fluctuations, higher operating expenses and restructuring costs, and increased taxes paid. This negative effect was partly offset by improved working capital management, specifically a decrease in trade and other receivables and an increase in trade and other payables more than offsetting the effects of an increase in the level of inventories. In the year ended 31 December 2011, the net cash provided by operating activities decreased by 14.6% compared to the year ended 31 December 2010 due to the decrease in operating profit that was partly offset by the decreased tax payments.

Cash flows used in investing activities

The CCH Group's cash flows used in investing activities for the years ended 31 December 2012, 2011 and 2010 are as follows:

	2012	2011(1)	2010(1)
	(euro in millions)
Payments for purchases of property, plant and equipment	(395.5)	(363.9)	(366.5)
Payments for purchases of intangible assets	—	—	(15.8)
Proceeds from sales of property, plant and equipment	5.0	10.9	8.1
Net (payments for)/receipts from investments	(21.1)	(38.1)	10.9
Interest received	7.9	8.7	6.6
Net receipts from disposal of subsidiaries	—	13.1	—
Net payments for acquisition of joint arrangement	—	(2.5)	—

Net cash used in investing activities	(403.7)	(371.8)	(356.7)

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policies as detailed in the paragraph headed "Basis of preparation" in Note 1 to the audited financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group".

Purchases of property, plant and equipment accounted for the CCH Group's most significant cash outlay for investing activities in each of the three years ended 31 December 2012, 2011 and 2010. The CCH Group focuses its capital investment on the most profitable areas of the business, such as marketing equipment and immediate consumption packaging. The CCH Group continues to redeploy plant and equipment within its group where possible, thus minimising cash outflows and improving returns on existing assets.

Set forth below are the CCH Group's purchases of non-current assets in its three business segments for the years ended 31 December 2012, 2011 and 2010. The CCH Group has also set forth these capital expenditures as a percentage of its total capital expenditures in the relevant period.

	Year ended 31 December
	2012		2011(1)		2010(1)
	(euro in millions)%		(euro in millions)%		(euro in millions)%
Business segment
Established Countries	123.5	31.2	117.1	32.2	117.9	30.8
Developing Countries	46.4	11.7	46.5	12.8	61.0	16.0
Emerging Countries	225.6	57.1	200.3	55.0	203.4	53.2

Total purchases of non-current assets	395.5	100.0	363.9	100.0	382.3	100.0

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policies as detailed in the paragraph headed "Basis of preparation" in Note 1 to the audited financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group".

Purchases of non-current assets totalled €395.5 million in the year ended 31 December 2012, of which 47.1% was related to investment in production equipment and facilities and 26.1% to the acquisition of marketing equipment. The purchases increased by €31.6 million, or 8.7%, in the year ended 31 December 2012 compared to the respective period of 2011. Purchases of coolers represent a significant portion of the CCH Group's capital expenditure. During 2012, for example, approximately 25.5% of the CCH Group's additions of property, plant and equipment were for coolers.

Purchases of non-current assets totalled €363.9 million in the year ended 31 December 2011. Of this, 37% was related to investment in production equipment and facilities and 26.5% to the acquisition of marketing equipment. The purchases decreased by €18.4 million, or 4.8%, in 2011 compared to 2010.

The net payment for investments for the year ended 31 December 2012 was €21.1 million. The main reason for this outflow was the purchase of BrewTech B.V., the parent company of A.D. Pivara Skopje, from the joint venture Brewinvest S.A., by the CCH Group.

The net payment for investments for the year ended 31 December 2011 was €38.1 million. The main reason for this outflow was the purchase of minority shares in A.D. Pivara Skopje, the beer and alcohol-free beverages business in the Former Yugoslav Republic of Macedonia, that the CCH Group jointly controls with Heineken.

The net payments for acquisition of joint arrangement of €2.5 million in the year ended 31 December 2011 is related to the joint acquisition of all outstanding shares of MS Foods UAB with TCCC through Multon ZAO.

Cash flows used in financing activities

The CCH Group's cash flows provided by financing activities for the years ended 31 December 2012, 2011 and 2010 were as follows:

	Year ended 31 December
	2012	2011(1)	2010(1)
	(euro in millions)
Return of capital to shareholders	(123.4)	(181.5)	—
Payments of expenses related to the share capital increase	—	(6.0)	—
Share buy-back payments	—	—	(42.3)
Purchase of shares held by non-controlling interests	(13.9)	(74.2)	(3.7)
Proceeds from shares issued to employees exercising stock options	0.1	4.7	5.7
Dividends paid to owners of the parent	—	—	(102.0)
Dividends paid to non-controlling interests	(1.0)	(5.8)	(4.9)
Proceeds from external borrowings	1,088.2	1,493.7	926.4
Repayments of external borrowings	(1,186.2)	(1,383.7)	(1,178.1)
Principal repayments of finance lease obligations	(21.8)	(48.1)	(75.1)
Proceeds from sale of interest rate swaps attributable to fair value	—	—	33.0
Interest paid	(100.5)	(108.9)	(71.8)

Net cash used in financing activities	(358.5)	(309.8)	(512.8)

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policies as detailed in the paragraph headed "Basis of preparation" in Note 1 to the audited financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group".

On 25 June 2012, the annual general meeting of CCH's shareholders resolved to decrease CCH's share capital by an amount equal to €124.6 million by decreasing the nominal value of each share from €1.50 to €1.16 per share, and distributing such €0.34 per share difference to shareholders in cash. On the same date, it was resolved to decrease CCH's share capital by an amount equal to €55.0 million by decreasing the nominal value of each share by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses reflected in the unconsolidated financial statements of CCH, in an equal amount.

On 25 June 2012, the annual general meeting of CCH's shareholders approved a share buy-back programme for a maximum of up to 5% of its paid-in share capital during the 24-month period following the meeting, pursuant to Article 16 of Codified Law 2190/1920. Based on the CCH Group's capitalisation at that date, the maximum amount that can be bought back pursuant to the programme is 18,327,367 shares. Purchases under the programme were subject to a minimum purchase price of €1.0 per share and a maximum purchase price of €30.0 per share. This programme has currently been suspended and no shares have been purchased pursuant to this programme.

On 6 May 2011, the annual general meeting of CCH's shareholders resolved to reorganise its share capital. CCH's share capital increased by an amount equal to €549.7 million. The increase was performed by capitalising the share premium reserve and increasing the nominal value of each share from €0.50 to €2.0. CCH's share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.0 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

On 30 April 2009, CCH's board of directors authorised a share buy-back programme for a maximum of up to 5% of its paid-in share capital during the 24-month period from the date of the extraordinary general meeting of 27 April 2009 which approved a share buy-back programme pursuant to Article 16 of Codified Law 2190/1920 (i.e. until 26 April 2011). Based on CCH's capitalisation at that date, the maximum amount that might have been bought back pursuant to the programme is 18,270,104 shares. Purchases under the programme were subject to a minimum purchase price of €1.0 per share and a maximum purchase price of €20.0 per share. Applicable law does not specify the extent of implementation of such approved share buy-back programmes. The buy-back programme expired on 26 April 2011. During the period from 30 April 2009 to 26 April 2011, CCH purchased 3,430,135 ordinary shares pursuant to the share buy-back programme.

During 2012, the consideration paid for the purchase of shares held by non-controlling interests in the year amounted to €13.9 million, which relates to the non-controlling interest Nigerian Bottling Company plc acquired in 2011.

During 2011, the CCH Group acquired the remaining non-controlling interests in Nigerian Bottling Company plc and Coca-Cola HBC—Srbija d.o.o bringing its interest in these subsidiaries to 100%. The CCH Group's payments in 2011 for the purchase of the shares held by non-controlling interests amounted to €74.2 million.

Proceeds and repayments of external borrowings include both short-term and long-term financing activities.

During the year ended 31 December 2012, net repayments of external borrowings (net of proceeds from external borrowings) were €98.0 million, mainly due to net repayments for commercial paper. The net repayments of commercial paper were €120.5 million in 2012. The outstanding amount under the commercial paper programme as at 31 December 2012 was €129.5 million compared to €250 million and €127 million at 31 December 2011 and 2010, respectively.

During the year ended 31 December 2011 the net proceeds from external borrowings were €110.0 million. On 2 March 2011, the CCH Group completed the successful offering of an additional €300 million 4.3% fixed rate notes to be consolidated and form a single series with the existing €300 million 4.3% fixed rate notes due 16 November 2016 issued on 16 November 2009. The proceeds of the issue were used to repay the outstanding balance of the existing €301.1 million notes due on 15 July 2011. The net proceeds from commercial paper issuance were €123 million in 2011.

The CCH Group repaid a net amount of €251.7 million in external borrowings in 2010. On 14 December 2010 the CCH Group repaid an aggregate principal amount of fixed rate notes equal to €198.9 million, being a portion of the €500 million fixed rate bond due in July 2011.

During 2010, the CCH Group adjusted its interest rate profile to reduce exposure to fluctuations in Euribor so as to stabilise future interest expenses. This was executed by restructuring the interest rate terms of outstanding cross currency swap contracts relating to $400 million in US bonds and by unwinding outstanding fixed to floating interest rate swap contracts with an aggregate notional principal amount of €792.5 million.

In April 2012, the CCH Group updated the base prospectus for its euro medium term note programme and increased the maximum size of the programme from €2.0 billion to €3.0 billion.

During the year ended 31 December 2012, the CCH board of directors voted to increase CCH's share capital by issuing 5,334 and 6,165 new ordinary shares on 21 March 2012 and 27 September 2012, following the exercise of stock options pursuant to its employees' stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €0.1 million.

In 2011, the CCH Group received proceeds of €4.7 million from the issue of shares. This followed resolutions by CCH's board of directors on 21 February 2011, 30 May 2011, 10 August 2011 and 15 November 2011 to increase CCH's share capital by 354,512, 21,994, 28,749, and 313 shares respectively, following the exercise of stock options by option holders pursuant to its stock option plan. This was recorded as a €0.2 million increase to share capital and a €4.5 million increase to share premium.

In 2010, CCH received proceeds of €5.7 million from the issue of shares. This followed resolutions by CCH's board of directors on 26 February 2010, 17 May 2010, 24 August 2010 and 25 November 2010 to increase CCH's share capital by 163,354, 161,663, 102,700, and 169,648 shares respectively, following the exercise of stock options by option holders pursuant to its stock option plan. This was recorded as €0.3 million to share capital and €5.4 million to share premium.

CCH paid dividends to its shareholders in the amount of €102 million in the year ended 31 December 2010. See further paragraph 18 of Part I: "Information on the CCH Group" for additional information. The CCH Group also makes dividend payments to the non-controlling interest shareholders in its subsidiaries.

Working capital

The CCH Group's working capital positions as at 31 December 2012, 2011 and 2010 were as follows:

	As at 31 December
	2012	2011(1)	2010(1)
	(euro in millions)
Current assets, excluding cash and cash equivalents and current tax assets	1,508.4	1,548.0	1,587.0
Current liabilities, excluding short-term borrowings and current tax liabilities	(1,634.1)	(1,532.1)	(1,462.7)

Working capital	(125.7)	15.9	124.3
Add back: deposit liabilities on returnable containers	111.1	107.7	106.4

Working capital, excluding deposit liabilities	(14.6)	123.6	230.7

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policies as detailed in the paragraph headed "Basis of preparation" in Note 1 to the audited financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group".

As at 31 December 2012, the CCH Group's working capital, excluding deposit liabilities on returnable containers, had decreased by €138.2 million, compared with the working capital balance as at 31 December 2011. The decrease was attributable mainly to the cross-currency swap contracts current liability of €67.8 million in the year ended 31 December 2012, an increase in trade and other payables of €34.2 million, a decrease in trade and other receivables of €47.8 million and an increase in the level of inventories held of €10.3 million.

As at 31 December 2011, the CCH Group's working capital, excluding deposit liabilities on returnable containers, the refundable deposit paid by the CCH Group's customers for returnable containers delivered to their premises, which is refunded when the empty returnable containers are returned, decreased by €107.1 million, compared with the working capital balance as at 31 December 2010. The reason for the decrease is the increase in trade and other payables of €69.4 million, decrease of trade and other receivables of €20.8 million and the decrease in the level of inventories held of €29.7 million.

As at 31 December 2012, the CCH Group had negative working capital of €14.6 million compared to a positive working capital of €123.6 million, €230.7 million in 31 December 2011 and 2010, respectively, excluding deposit liabilities for returnable containers of €111.1 million, €107.7 million and €106.4 million respectively. Although the CCH Group's deposit liabilities are classified as part of current liabilities, the CCH Group's returnable containers, to which the deposits relate, are classified as part of property, plant and equipment. The CCH Group believes that presenting its working capital excluding deposit liabilities for returnable containers is useful to investors because it allows them to compare the CCH Group's working capital information with that of other bottlers that do not use returnable packaging.

Although the CCH Group seeks to finance its capital expenditures from operating cash flows, the CCH Group may also use short-term borrowing facilities. The CCH Group reviews its cash requirements and financial resources on a monthly basis for a rolling 12-month period. The CCH Group continues to maintain adequate current assets to satisfy current liabilities when they are due and to have sufficient liquidity and financial resources to manage its day-to-day cash requirements.

Holding company structure

The amount of dividends payable by the CCH's operating subsidiaries to CCH is subject to, among other restrictions, general limitations imposed by the corporate laws and exchange control restrictions of the respective jurisdictions where those subsidiaries are organised and operate. Dividends paid to CCH by certain of its subsidiaries are also subject to withholding taxes. In the context of the CCH Group's taxation management policy, CCH's subsidiaries do not remit dividends to CCH in cases where it would be disadvantageous to do so from a tax point of view. The CCH Group seeks to satisfy the operating cash flow requirements of its operations in each country with cash generated from that country and only if needed, supplemented by funding from the CCH Group. Acquisitions and significant capital investments are financed centrally, with funds provided to the CCH Group's operating subsidiaries in the form of equity or inter-company loans, depending on a variety of considerations including tax. Where withholding taxes on dividends are potentially significant, the CCH Group is able to extract cash from operating subsidiaries in other ways, such as through capital reduction techniques and loans from operating subsidiaries to holding companies. Consequently, the CCH Group has not incurred material withholding taxes on the remittance of dividends or cash from its operating subsidiaries. However, in the future, the CCH Group may have to satisfy its cash requirements at the holding company level through sources of financing other than dividends, including external sources.

Borrowings and funding sources

Funding policies

The CCH Group's general policy is to retain a certain amount of liquidity reserves in the form of cash and cash equivalents (highly liquid investments with maturities of less than three months) on its balance sheet while maintaining the balance of its liquidity reserves in the form of a committed, unused revolving credit facility, to ensure that the CCH Group has cost-effective access to sufficient financial resources to meet its short- and medium-term funding requirements. These include the day-to-day funding of the CCH Group's operations, upcoming debt maturities, as well as the financing of its capital expenditure programme.

In order to mitigate the possibility of liquidity constraints, the CCH Group endeavours to maintain a minimum of €100 million of financial headroom. Financial headroom refers to the sum of committed but unused financing available, cash and cash equivalents less outstanding commercial paper after considering cash flows from operating activities, dividends, interest expense, tax expense, and capital expenditure requirements. The board of directors has decided to temporarily increase the amount of cash and cash equivalent held on the CCH Group's balance sheet as a result of the volatility in the financial markets and the maturity profile of its debt.

Short-term liquidity management is based on the requirement to obtain adequate and cost-effective short-term liquidity for the CCH Group.

Cash and cash equivalents

The CCH Group's cash and cash equivalent balances as at 31 December 2012, 2011 and 2010 were as follows:

	As at 31 December
	2012		2011(1)		2010(1)
	(euro in millions)%		(euro in millions)%		(euro in millions)%
Euro	377.3	85.9	356.1	79.6	268.5	87.5
Nigerian naira	39.2	8.9	51.7	11.6	3.0	1.0
Belorusian rouble	4.9	1.1	6.6	1.5	7.6	2.5
Russian rouble	4.2	1.0	9.6	2.1	3.7	1.2
Croatian kuna	3.2	0.7	5.0	1.1	4.0	1.3
Romanian leu	2.4	0.5	2.0	0.4	1.3	0.4
Swiss franc	1.4	0.3	1.5	0.3	1.2	0.4
Bosnia and Herzegovina convertible mark	1.4	0.3	0.5	0.1	0.9	0.3
US dollar	1.3	0.3	1.9	0.4	0.6	0.2
UK sterling	1.1	0.3	0.2	—	0.1	—
Moldovan leu	0.7	0.2	0.7	0.2	0.1	—
Bulgarian lev	0.7	0.2	3.6	0.8	2.0	0.7
Ukrainian hryvnia	0.5	0.1	2.2	0.5	1.6	0.5
Polish zloty	0.3	0.1	0.6	0.1	0.4	0.1
Serbian dinar	—	—	3.9	0.9	10.7	3.5
Other	0.5	0.1	1.3	0.4	1.0	0.4

Total	439.1	100	447.4	100.0	306.7	100.0

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policies as detailed in the paragraph headed "Basis of preparation" in Note 1 to the audited financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group".

The CCH Group's cash and cash equivalents balance at 31 December 2012 was €439.1 million, representing a decrease of €8.3 million from the balance at 31 December 2011, an increase of

€132.4 million from the balance at 31 December 2010. As at 31 December 2012, Nigerian naira includes an equivalent amount of €29.8 million, compared to €43.7 million as at 31 December 2011, that relates to the outstanding balance of an escrow bank account held for the payment of the former minority shareholders of CCH's Nigerian operating company, Nigerian Bottling Company plc. The cash and cash equivalents balance between 31 December 2012 and 2011 was almost stable. The increase in cash and cash equivalents balance between 31 December 2011 and 2010 is attributable to the net proceeds from CCH Group's commercial paper programme.

While there are restrictive controls on the movement of funds out of certain of the Territories in which the CCH Group operates, these restrictions have not had a material impact on its liquidity, as the amounts of cash and cash equivalents held in such Territories, particularly Nigeria, are generally retained for capital expenditure and working capital purposes.

Debt

The CCH Group's debt funding is based on the need to ensure a consistent supply of committed funding at group and subsidiary level, at minimum cost given market conditions, to meet the CCH Group's anticipated capital and operational funding requirements. Short-term liquidity management is based on the requirement to obtain adequate and cost-effective short-term liquidity. The CCH Group manages its short-and longer-term financial commitments through its various financial arrangements, which currently includes the CCH Group's unused €500 million syndicated loan facility, as well as through its cash flow from operations.

The CCH Group's net debt as at 31 December 2012, 2011 and 2010 was as follows:

	As at 31 December
	2012	2011(1)	2010(1)
	(euro in millions)
Short-term borrowings, less finance lease obligations and current portion of long-term debt	146.1	299.6	177.5
Current portion of long-term debt	391.3	—	304.9
Short-term finance lease obligations	17.6	21.9	48.8

Total short-term borrowings, including finance lease obligations	555.0	321.5	531.2

Long-term borrowings, less finance lease obligations	1,491.6	1,867.3	1,567.7
Long-term finance lease obligations	113.1	72.5	95.1

Total long-term borrowings, including finance lease obligations	1,604.7	1,939.8	1,662.8

Gross debt, including finance lease obligations	2,159.7	2,261.3	2,194.0

Cash and cash equivalents	(439.1)	(447.4)	(306.7)

Net debt	1,720.6	1,813.9	1,887.3

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policies as detailed in the paragraph headed "Basis of preparation" in Note 1 to the audited financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group".

As at 31 December 2012, the CCH Group's net financial indebtedness was €1,720.6 million.

As at 31 December 2012, 63.4% of the CCH Group's gross debt was denominated in euro and 33.2% in US dollars, compared to, 63.4% in euro and 33.1% in US dollars as at 31 December 2011 and 62.7% in euro and 33.9% in US dollars, as at 31 December 2010.

The CCH Group manages its debt in two distinct portfolios: short-term debt and long-term debt. The short-term debt portfolio includes all debt repayment and working capital requirements within 12 months, including the $500 million USD bond which matures in 2013, and the long-term portfolio contains all other debt, such as Eurobonds, with maturities longer than 12 months. The CCH Group launched its commercial paper programme during 2002 to fund its short-term debt portfolio needs. The CCH Group services its short-term debt portfolio principally through operating cash flows.

During 2010, the CCH Group adjusted its interest rate profile to reduce exposure to fluctuations in Euribor so as to stabilise future interest expenses. This was executed by restructuring the interest rate terms of outstanding cross currency swap contracts relating to $400 million in USD bonds and by unwinding outstanding fixed to floating interest rate swap contracts with an aggregate notional principal amount of €792.5 million. As a result, an amount of €1.4 million was credited to the CCH Group's income statement.

As at 31 December 2012, the CCH Group's cash and cash equivalents include an amount of approximately €29.8 million, compared to €43.7 million as at 31 December 2011, that relates to the outstanding balance of the escrow bank account held for the payment of former minority shareholders of CCH's subsidiary Nigerian Bottling Company plc.

The Statutory Squeeze-out Facility, the Bond Refinancing Facility and the Revolving Credit Facility

On 11 October 2012, the Company entered into three finance facilities: the Statutory Squeeze-out Facility, the Bond Refinancing Facility and the Revolving Credit Facility. The Revolving Credit Facility was subsequently cancelled on 29 October 2012 at the Company's request and the terms of the Statutory Squeeze-out Facility and the Bond Refinancing Facility were amended on 20 February 2013. As at the date of this Prospectus, €25 million has been drawn down under the Statutory Squeeze-out Facility to fund certain expenses of the Share Exchange Offer and no amounts have been drawn down under the Bond Refinancing Facility. For further information on the Statutory Squeeze-out Facility, the Bond Refinancing Facility and the Revolving Credit Facility, see paragraph 16 of Part XIII: "Additional Information".

Commercial paper programme and committed credit facilities

In March 2002, the CCH Group established a €1 billion global commercial paper programme to further diversify its short-term funding sources. The programme consists of a euro commercial paper facility and a US dollar denominated US commercial paper facility, of which the latter is currently not active. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the programme must be repaid within 1 to 365 days. The outstanding amount under the euro commercial paper programme was €129.5 million as at 31 December 2012, €250 million as at 31 December 2011 and €127 million as at 31 December 2010.

In May 2011, the CCH Group replaced its then-existing €500 million syndicated revolving credit facility with a new €500 million syndicated loan facility, provided by various financial institutions, expiring on 11 May 2016. As a result, an amount of €1.9 million, which was the unamortised portion of the fees for the replaced facility, was charged to the income statement in the finance costs line. This facility can be used for general corporate purposes and carries a floating interest rate over Euribor and Libor. The facility allows CCH to draw down, on three to five days' notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and CCH Group. No amounts have been drawn under the syndicated loan facility since inception. In connection with the Share Exchange Offer, the lenders under the syndicated loan facility have agreed not to exercise their rights in connection with a change of control following completion of the Share Exchange Offer.

Euro medium-term note programme

In 2001, the CCH Group established a €2 billion euro medium-term note programme. Notes issued under the programme through CCH's 100% owned subsidiary Coca-Cola HBC Finance B.V. are unconditionally and irrevocably guaranteed by CCH, as well as Coca-Cola HBC Finance plc (for issues prior to 2009) and are not subject to any financial covenants.

In July 2004, the CCH Group completed the issue of a €500 million 7-year euro-denominated fixed rate bond. In December 2010, the CCH Group finalised a cash tender offer through CCH's subsidiary Coca-Cola HBC Finance B.V. for the repurchase of its existing €500 million. 4.375% fixed rate notes due in 15 July 2011. On 14 December 2010, Coca-Cola HBC Finance B.V. purchased an aggregate amount of €198.9 million which was almost 40% of the total issued €500 million euro-denominated bond. As a consequence, an amount of €1.7 million was charged to the income statement, in the finance costs line.

In December 2008, the CCH Group issued a €500 million five-year euro-denominated fixed-rate bond at 7.875%. Proceeds from this issue were partly used to fund the acquisition of Socib S.p.A. and partly for the financing of the €350 million bond that matured in March 2009. In November 2009, the CCH Group issued a €300 million 7-year fixed-rate bond at 4.25% Proceeds from this issue were used to fund the capital return payment and allowed the CCH Group to extend its debt maturity profile.

In March 2011, the CCH Group completed the successful offering of an additional €300 million 4.25% fixed rate notes to be consolidated and form a single series with the existing €300 million 4.25% fixed rate notes due 16 November 2016 issued on 16 November 2009. The new notes bring the total outstanding amount of the series to €600 million. The proceeds of the issue were used to repay the maturity of the existing €301.1 million notes due on 15 July 2011.

In April 2012, the CCH Group updated the base prospectus for its euro medium-term note programme and increased the size of the programme from €2.0 billion to €3.0 billion.

As at 31 December 2012, a total of €1.1 billion in notes issued under the euro medium-term note programme were outstanding. A further amount of €1.9 billion is available for issuance. These notes are not subject to financial covenants. As at 31 December 2012, the notes outstanding under the euro medium-term note programme were as follows:

Issue Date	Amount	Interest	Maturity date
17 December 2008	€500.0 million	7.875%	15 January 2014
16 November 2009	€300.0 million	4.250%	16 November 2016
2 March 2011	€300.0 million	4.250%	16 November 2016

Notes issued in the US market

On 17 September 2003, the CCH Group successfully completed, through its 100% owned finance subsidiary Coca-Cola HBC Finance B.V., a $900 million (€ 682.0 million at 31 December 2012 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of $500 million (€378.9 million at 31 December 2012 exchange rates) due in 2013 and the second tranche consisted of an aggregate principal amount of $400 million (€303.1 million at 31 December 2012 exchange rates) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, the CCH Group's leveraged re-capitalisation and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by the CCH Group in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalised in February 2004, were $898.1 million. The notes are fully, unconditionally and irrevocably solely guaranteed by CCH. These notes are not subject to financial covenants.

Credit rating

The CCH Group's goal is to maintain a conservative financial profile. In April 2012, Standard & Poor's Credit Services Europe Limited ("Standard & Poor's"), a subsidiary of The McGraw-Hill Companies, Inc., changed its rating outlook to negative and in June downgraded the CCH Group's corporate credit ratings to "BBB+" long term, "A2" short term with credit watch negative. Such ratings and credit watch remained unchanged as at February 2013. In June 2012, Moody's France S.A.S. ("Moody's"), also downgraded the CCH Group's long term rating to "Baa1" long term and the outlook remained negative. Such rating and outlook remained unchanged as at October 2012. The main reasons for both downgrades were the continued pressure on the CCH Group's business results due to the macroeconomic pressures in the CCH Group's Territories and the potential impact of Greece leaving the eurozone. The CCH Group's credit ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any of the CCH Group's securities. Any change in the CCH Group's credit ratings could have a significant impact on the cost of debt capital for the CCH Group and/or its ability to raise capital in the debt markets.

Each of Standard & Poor's and Moody's is established in the European Union and is registered under Regulation (EC) No. 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

10.   Market risk

Treasury policies and objectives

The CCH Group faces financial risks arising from adverse fluctuations in interest rates, foreign exchange rates, commodity prices and other market risks. CCH's board of directors has approved its treasury policy and chart of authority, which together provide the control framework for all treasury and treasury-related transactions. The CCH Group's treasury function is responsible for managing its financial risks in a controlled manner, consistent with the approved policies of the board of directors of CCH. These policies include:

•
hedging transactional currency exposures (i.e. forecasted raw materials purchases) to reduce risk and limit volatility. Hedging of financial risks includes activities that reduce risk or convert one type of risk to another. To qualify as a hedge, an activity should be expected to produce a measurable offset to the risk relating to an asset, liability or committed or forecasted transaction;

•
an investment policy to minimise counterparty risks whilst ensuring an acceptable return is being made on excess cash positions. Counterparty limits are approved by CCH's board of directors to ensure that risks are controlled effectively and transactions are undertaken with approved counterparties only; and

•
a commodity hedging policy in order to hedge the market price risk of certain commodities via financial institutions. This allows the group to hedge for longer time periods and better manage the counterparty risk exposures.

In the context of the CCH Group's overall treasury policy, and in line with the operating parameters approved by CCH's board of directors, specific objectives apply to the management of financial risks. These objectives are disclosed under the following headings.

Operating parameters

The CCH board of directors has delegated authority to execute transactions, including derivative transactions with approved financial institutions, to the chief financial officer and the director of treasury and risk management. Under this delegation of authority, only specified permitted financial instruments, including derivatives, may be used for specified permitted transactions. The policy restricts the use of derivatives to circumstances that do not subject the CCH Group to increased market risk. The market rate risk created by the use of derivatives must be offset by the market rate risk on the specific underlying exposures they are hedging. The estimated fair value of derivatives used to hedge or modify the CCH Group's risks fluctuates over time. Fair value amounts should not be viewed in isolation, but rather in relation to the fair values of the underlying hedged transactions and to the overall reduction in the CCH Group's exposure to adverse fluctuations in interest rates, foreign exchange rates, commodity prices and other market risks.

Derivative instruments

The CCH Group uses derivative instruments to manage actual interest, currency and commodity risks arising in the normal course of business, some of which are and will be accounted for as effective hedges whereas others are not and cannot be accounted for as hedges. The CCH Group does not use derivative instruments for any trading activities. It is the CCH Group's policy to negotiate the terms of the hedge derivatives to match the terms of the hedged items to maximise hedge effectiveness.

Interest rate risk

The CCH Group's interest rate exposure generally relates to its debt obligations. The CCH Group manages its interest rate costs primarily with interest rate swaps and options. All non-euro bond issues have been fully swapped into euro with no residual currency risk.

As at 31 December 2012, 2011 and 2010 there were no euro denominated interest rate swap contracts outstanding. During June and July 2010, the CCH Group adjusted its interest rate profile by unwinding the euro denominated interest rate swap contracts maturing in 2011 and 2014. As a result, an amount of €1.4 million was credited to the income statement for the year ended 31 December 2010. During the years ended 31 December 2012, 2011 and 2010, the CCH Group did not have any interest rate swaps that were not eligible for hedge accounting.

During the year ended 31 December 2012, the CCH Group recognised in interest expense a loss of €7.9 million in relation to the ineffective portion of interest rate swaps which qualified for hedge accounting, as compared to a loss of €6.6 million for the year ended 31 December 2011 and a gain of €1.0 million in the year ended 31 December 2010.

Since 2003, the CCH Group has been using interest rate and cross currency swaps to convert its $500 million and $400 million notes issued in the USD market from fixed rate US dollar denominated debt to floating rate obligation based on Euribor. The agreements involve the receipt of fixed rate interest payments in exchange for floating rate interest payments over the life of the issued notes, as well as the exchange of the underlying principal amounts upon inception and at maturity.

The sensitivity analysis in the following paragraph has been prepared based on the CCH Group's exposure to interest rates of both derivative and non-derivative instruments existing at the balance sheet date and assuming constant foreign exchange rates. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year.

A 1% increase in the market interest rates on floating rate debt outstanding at 31 December 2012 would have increased the CCH Group's interest expense by €4.7 million in the year ended 31 December 2012, compared to €5.0 million and €1.8 million for the years ended 31 December 2011 and 2010, respectively. A 1% decrease in market interest rates would have decreased the CCH Group's interest expense by €4.7 million in the year ended 21 December 2012, compared to €5.0 million and €1.8 million for the years ended 31 December 2011 and 2010, respectively. This is mainly attributable to the CCH Group's exposure to interest rates on a fixed rate bond issue that has been swapped to floating rate obligations. These amounts are determined by calculating the CCH Group's hypothetical exposure to interest rate charges on its floating rate debt, after giving consideration to the CCH Group's interest rate and cross-currency swap agreements. These amounts do not include the effects of certain potential results of changing interest rates, such as a different level of overall economic activity, or other actions the CCH Group's management may take to mitigate this risk. Furthermore, this sensitivity analysis does not assume alterations in the CCH Group's gross debt or other changed in its financial position.

Foreign exchange risk

The CCH Group's foreign exchange exposures arise from adverse changes in exchange rates between the euro, the US dollar and the currencies in its non-euro Territories. This exposure affects the CCH Group's results in the following ways:

•
Raw materials purchased in currencies such as the US dollar or euro can lead to higher cost of sales which, if not recovered in local pricing or cost reductions, will lead to reduced profit margins;

•
Devaluations of weaker currencies that are accompanied by high inflation and declining purchasing power can adversely affect sales and unit case volume; and

•
As a number of operations have functional currencies other than the CCH Group's presentation currency (euro), any change in the functional currency against the euro impacts its consolidated income statement and balance sheet when results are translated into euro.

The CCH Group's treasury policy requires the hedging of rolling 12-month forecasted transactional exposures within defined minimum (25%) and maximum (80%) coverage levels (measured as a percentage of anticipated cash flows in each major foreign currency) if there is a forward market available at economical terms. Hedging beyond a 12-month period may occur, subject to certain maximum coverage levels, provided the forecasted transactions are highly probable. The CCH Group uses forward foreign exchange contracts and foreign currency options to hedge its forecasted transactional exposures. These contracts normally mature within one year. Transaction exposures arising from adverse movements in monetary assets and liabilities denominated in another currency than the reporting currency are normally fully hedged using mainly forward foreign exchange contracts.

The aggregate notional amounts of forward foreign exchange contracts for both purchase and sale of foreign currencies totalled €339.7 million as at 31 December 2012, compared to €419.3 million as at 31 December 2011 and €246 million as at 31 December 2010.

The notional amounts of foreign currency option contracts totalled €108.2 million as at 31 December 2012, compared to €64.3 million as at 31 December 2011 and €158 million as at 31 December 2010.

During 2003, the CCH Group entered into cross currency swaps to cover the currency risk related to the $500 million and $400 million notes discussed above under "Borrowings and funding sources—Notes issued in the US market". As at 31 December 2012 the fair value of the cross currency swaps represented a liability of €143.4 million, compared to €130.8 million and €136.1 million as at 31 December 2011 and 2010, respectively.

Commodity price risk

The CCH Group is affected by the volatility of commodity prices of certain raw materials necessary for the production of its products, in particular sugar, PET and aluminium. Due to the significantly increased volatility of commodity prices, the CCH board of directors has enacted a risk management strategy regarding commodity price risk and its mitigation. The CCH Group continues to contract prices with suppliers in advance to reduce its exposure to the effect of short-term changes in the price of certain commodities; in addition, based on a 36 month forecast, the CCH Group also hedges the purchase price of sugar and aluminium using commodity swap contracts entered into with financial institutions, even when these contracts do not qualify for hedge accounting.

The notional value of sugar and aluminium swap contracts was € 56.4 million as at 31 December 2012, compared to €40.9 million of sugar swap contracts as at 31 December 2011. The CCH Group did not enter into any sugar and aluminium swap contracts in the year ended 31 December 2010.

The CCH Group enters into multi-year volume purchase commitments with aluminium can manufacturers for a portion of its production requirements. Generally, these volume commitments are at fixed prices except for the aluminium content. The CCH Group can, in quantities of its choice, request the manufacturer to fix the prices of the aluminium content in reference to market rates. The CCH Group tries to reduce its exposure to PET resin price fluctuations by pre-buying where it is commercially reasonable to do so, but there is no trading market to fix prices for a future period. The CCH Group applies a variety of contract structures and a competitive supply base to mitigate its exposure and link its contracts to different indexes within the PET value chain. The CCH Group also uses imported Asian and Middle East PET resin to balance European PET resin market prices and increasingly uses recycled content within the EU.

Credit risk

The CCH Group has limited concentration of credit risk across trade and financial counterparties. The CCH Group has put in place policies to help ensure that credit sales of products and services are only made to customers with an appropriate credit history. The CCH Group has policies that limit the amount of credit exposure to any single financial institution.

The CCH Group's maximum exposure to credit risk in the event that counterparties fail to perform their obligations in relation to each class of recognised financial asset is the carrying amount of those assets as indicated in the balance sheet. The CCH Group typically assesses the credit quality of customers applying for credit by using external agencies and historic experience. Credit limits are set accordingly. Further information regarding credit risk exposure is shown within Note 30 to the consolidated historical financial information of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group".

Within the context of treasury operations, the CCH Group's exposure to credit risk is managed by establishing approved counterparty limits, detailing the maximum exposure that it is prepared to accept with respect to individual counterparties. With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The CCH Group's maximum credit risk exposure for each derivative financial instrument is the carrying amount of the derivative.

In addition, the CCH Group regularly makes use of money market funds to invest temporarily excess cash balances and to diversify its counterparty risk. These funds all have a minimum "AAA" rating and strict investment limits are set, per fund, depending on the size of the fund. The CCH Group only undertakes investment transactions with banks and financial institutions that have a minimum credit rating of "BBB—" from Standard & Poor's Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc., or "Baa3" from Moody's Investors Services, Inc.

Starting in June 2012, the CCH Group has introduced a new policy parameter to monitor its credit risk exposure to financial institutions that are counterparties to its derivative transactions on a more timely basis. This new tracking system is based on credit default swap levels for each counterparty. The CCH Group has grouped its counterparties into tiers and assigned a maximum exposure and tenor for each tier. In addition, if the credit default swap level for any particular counterparty exceeds 500 bps, the CCH Group ceases trading derivatives with that counterparty and will make every effort to cancel any cash deposits with that counterparty.

11.   Outlook and trend information

In 2013, the CCH Group anticipates a challenging macroeconomic environment, particularly in the Established Countries. Austerity measures are expected to continue to affect disposable income and unemployment is still on the rise in most of the Territories, reaching an all-time high of 11.7% in the Eurozone in December 2012.

The CCH Group's strategic priorities to strengthen its business remain unchanged. The CCH Group is focused on winning in the marketplace while growing currency neutral revenue per unit case through OBPPC-driven initiatives. Such initiatives allow the CCH Group to balance price and package decisions with affordability considerations, thereby remaining relevant to consumers. The CCH Group is confident that this is the right strategy to drive sustainable profitable volume and revenue growth.

The CCH Group expects currency neutral revenue per unit case in 2013 to continue to grow year-on-year, albeit at a slower pace.

In 2013, the CCH Group expects currency neutral input costs per case to increase by low single-digits, driven by EU sugar, PET resin, and aluminium.

The CCH Group continues to pursue further opportunities to sustainably improve operational efficiencies. In this respect, the CCH Group has identified additional restructuring initiatives. The CCH Group expects to incur costs of approximately €50 million from restructuring initiatives in 2013 that are expected to yield €30 million in annualised benefits from 2014 onwards. The CCH Group expects the initiatives already taken in 2012 and those that it will take in 2013 to yield approximately €65 million in total benefits in 2013.

Based on current spot rates, the CCH Group expects a negative impact from currency fluctuations in 2013, albeit lower than 2012.

The CCH Group's emphasis on free cash flow generation and tight working capital management continues. The CCH Group's free cash flow target for the three year period ending 31 December 2015 is €1.3 billion, in line with the CCH Group's macroeconomic and input cost assumptions. This target supersedes all prior years' free cash flow guidance in its entirety. The CCH Group's annual net capital expenditure is expected to range between 5.5% and 6.5% of net sales revenue over the mid-term.

The CCH Group will continue to plan and invest for the long-term. The CCH Group's geographic footprint offers ample scope for growth and the CCH Group is convinced that it is pursuing the right strategy to grow in a sustainable and profitable way and win at the point of sale. The CCH Group will continue to capture the benefits of its revenue growth management strategy, improve operating efficiencies by focusing on cost leadership, and strengthen its free cash flow to create value for its shareholders.

12.   Off-balance sheet arrangements

The CCH Group does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors, other than as disclosed in the audited consolidated financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group" (see further Notes 31 and 32 to the audited consolidated financial statements of the CCH Group).

13.   Tabular disclosure of contractual obligations

The following table reflects the CCH Group's contractual obligations as at 31 December 2012, excluding the items discussed below.

		Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(euro in millions)
Short-term borrowings, less finance lease obligations and current portion of long-term borrowings	146.1	146.1	—	—	—
Long-term borrowings, less finance lease obligations	1,882.9	391.3	853.8	637.8	—
Estimated interest payments	252.6	84.1	118.6	32.9	17.0
Operating lease obligations	205.9	50.3	80.4	50.0	25.2
Finance lease obligations	130.7	17.6	21.1	12.4	79.6
Capital commitments	90.3	87.8	2.5	—	—
Other long-term purchase commitments	300.5	204.1	91.9	2.80	1.70

Total	3,009.0	981.3	1,168.3	735.9	123.5

See Note 15 to the audited financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group" for further information regarding short-term borrowings, long-term debt and finance leases.

Long-term debt bears fixed interest rate or has been swapped from fixed to variable interest rate through the use of interest rate and cross currency swaps. The CCH Group calculated estimated interest payments on the basis of estimated interest rates and payment dates based on its determination of the most likely scenarios for each relevant debt instrument. The CCH Group typically expects to settle such interest payments with cash flows from operating activities and/or short-term borrowings.

See Note 32 to the audited financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group" for further information regarding operating leases, capital commitments, and other long-term purchase commitments.

The above table does not reflect employee benefit obligations of €192.5 million consisting of current obligations of €50.4 million and non-current obligations of €142.1 million. See Note 17 to the audited financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group" for further information.

The above table also does not reflect the impact of derivatives and hedging instruments, other than for long-term debt, which are discussed in detail above under "Market Risk".

PART VII:    CAPITALISATION AND INDEBTEDNESS STATEMENT

1.     Capitalisation and Indebtedness of CCH

The following table shows the audited, consolidated indebtedness of the CCH Group as at 31 December 2012, sourced from the accounting records underlying the audited consolidated financial statements of the CCH Group for the year ended 31 December 2012 set out in section B of Part VIII: "Historical Financial Information of the CCH Group":

As at 31 December 2012
(euro in millions)
Current debt
Secured(1)	17.7
Unguaranteed/unsecured	537.3
Total current debt(2)	555.0
Non-current debt
Secured(1)	113.1
Unguaranteed/unsecured	1,491.6
Total non-current debt(2)	1,604.7
Total gross indebtedness	2,159.7

(1)
Secured debt refers to finance leases for which assets leased have been pledged as security to the respective liabilities.

(2)
The CCH Group's debt is shown net of unamortised debt issue costs.

The information in the capitalisation statement below has been extracted without material adjustment from the audited consolidated annual financial statements of the CCH Group for the year ended 31 December 2012, set out in section B of Part VIII: "Historical Financial Information of the CCH Group":

As at 31 December 2012
(euro in millions)
Shareholders' equity(1)
Share capital	370.2
Share premium	569.3
Treasury shares	(54.3)
Exchange equalisation reserve	(168.1)
Other reserves	376.6
Non-controlling interests	17.8
Total capitalisation as at 31 December 2012(2)	1,111.5

(1)
Shareholders' equity does not include accumulated profits as at 31 December 2012.

(2)
As at the date of this Prospectus, there has been no material change to the capitalisation of the CCH Group since 31 December 2012.

The following table shows the consolidated net indebtedness of the CCH Group as at 31 December 2012 and has been extracted without material adjustment from the accounting records underlying the audited consolidated financial statements of the CCH Group for the year ended 31 December 2012 set out in section B of Part VIII: "Historical Financial Information of the CCH Group":

As at 31 December 2012
(euro in millions)
Cash	79.7
Cash equivalent	359.4
Total liquidity	439.1
Current bank debt	(16.6)
Current portion of non-current debt(3)	(391.3)
Other current financial debt(1)	(147.1)
Current financial debt	(555.0)
Net current financial indebtedness	(115.9)
Bonds issued(3)	(1,429.1)
Other non-current loans(1)	(175.6)
Non-current financial indebtedness	(1,604.7)
Net financial indebtedness(2)	(1,720.6)

(1)
Other current financial debt includes commercial paper, hire purchase and finance lease obligations, other short term loans and loans from related parties.

(2)
The CCH Group's net debt is shown net of unamortised debt issue costs.

The CCH Group has no indirect or contingent indebtedness.

The CCH Group also has derivative financial instruments not reflected in the analysis above with the following fair values as at 31 December 2012:

	Assets	Liabilities
	(euro in millions)
Current
Foreign currency forward contracts	1.4	(4.9)
Foreign currency option contracts	0.9	—
Cross-currency swap contracts	—	(67.8)
Commodity swap contracts	—	(5.8)
Interest rate swap contracts	11.3	—
Total current	13.6	(78.5)
Non-current
Interest rate swap contracts	35.8	—
Cross-currency swap contracts	—	(75.6)
Total non-current	35.8	(75.6)
(3)
As at 31 December 2012 (being the latest practicable date prior to publication of this Prospectus), the CCH Group had the following outstanding indebtedness under its principal financing arrangements:

As at 31 December 2012
(unaudited) (euro in millions)
Bank loans
$500m notes	391.3
Current portion of non-current debt	391.3
€500m bond	505.3
$400m notes	324.7
€600m bond	599.1
Bonds issued	1,820.4

2.     Capitalisation and Indebtedness of the Company

The Company's capitalisation as at 19 September 2012, being the date of its incorporation, was CHF 100,000. As at 31 December 2012, the Company had €2,973,006 of cash and €15,000,473 of debt(1).

(1)
The Company's accounting records are maintained in euros and therefore the cash and debt figures have been shown in euros. The Company's unconsolidated statutory financial statements are expected to be prepared in Swiss Francs.

PART VIII:    HISTORICAL FINANCIAL INFORMATION OF THE CCH GROUP

SECTION A:

ACCOUNTANT'S REPORT ON THE HISTORICAL FINANCIAL INFORMATION OF
THE CCH GROUP

The Directors and the Proposed Directors
Coca-Cola HBC AG
Baarerstrasse 14
6300 Zug
Switzerland

Credit Suisse Securities (Europe) Limited
One Cabot Square
London
E14 4QJ
United Kingdom

7 March 2013

Dear Sirs

Coca-Cola Hellenic Bottling Company S.A.

We report on the financial information set out in Section B below for the three years ended 31 December 2012 (the "IFRS Financial Information Table") of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries (the "CCH Group"). The IFRS Financial Information Table has been prepared for inclusion in the prospectus dated 7 March 2013 (the "Prospectus") of Coca-Cola HBC AG (the "Company") on the basis of the accounting policies set out in note 1 to the IFRS Financial Information Table. This report is required by item 20.1 of Annex I to the PD Regulation and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The Directors and the Proposed Directors of the Company are responsible for preparing the IFRS Financial Information Table in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

It is our responsibility to form an opinion as to whether the IFRS Financial Information Table gives a true and fair view, for the purposes of the Prospectus and to report our opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the CCH Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the IFRS Financial Information Table is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the IFRS Financial Information Table gives, for the purposes of the Prospectus dated 7 March 2013, a true and fair view of the state of affairs of the CCH Group as at the dates stated and of its profits, cash flows and changes in equity/recognised income and expense for the periods then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the PD Regulation.

Yours faithfully
PricewaterhouseCoopers LLP
Chartered Accountants

SECTION B:

HISTORICAL FINANCIAL INFORMATION OF THE CCH GROUP

Consolidated Balance Sheet

		As at 31 December
	Note	2012	2011[1]	2010[1]
		€ million	€ million	€ million
Assets
Intangible assets	4	1,944.6	1,935.4	1,954.6
Property, plant and equipment	5	3,041.4	2,998.1	3,072.3
Equity method investments	6	168.5	141.7	91.8
Available-for-sale financial assets	7	1.7	1.2	1.6
Derivative assets	8	35.8	69.5	73.1
Deferred tax assets	9	40.1	35.1	34.8
Other non-current assets	10	47.2	47.4	49.3

Total non-current assets		5,279.3	5,228.4	5,277.5

Inventories	11	458.0	447.7	477.4
Trade receivables	12	801.3	854.7	870.5
Other receivables and assets	13	235.5	229.9	234.9
Derivative assets	8	13.6	15.7	4.2
Current tax assets		23.3	19.7	13.8
Cash and cash equivalents	14	439.1	447.4	306.7

Total current assets		1,970.8	2,015.1	1,907.5

Total assets		7,250.1	7,243.5	7,185.0

Liabilities
Short-term borrowings	15	555.0	321.5	531.2
Cross-currency swap contracts	8	67.8	—	—
Trade payables	16	435.8	417.8	378.8
Other payables	16	1,130.5	1,114.3	1,083.9
Current tax liabilities		33.2	57.5	36.6

Total current liabilities		2,222.3	1,911.1	2,030.5

Long-term borrowings	15	1,604.7	1,939.8	1,662.8
Cross-currency swap contracts	8	75.6	130.8	136.1
Deferred tax liabilities	9	177.4	172.1	165.2
Non-current provisions	17	149.0	155.4	145.8
Other non-current liabilities		14.6	14.1	13.5

Total non-current liabilities		2,021.3	2,412.2	2,123.4

Total liabilities		4,243.6	4,323.3	4,153.9

Equity
Share capital	18	370.2	549.8	183.1
Share premium	18	569.3	569.2	1,119.2
Treasury shares	19	(54.3)	(55.5)	(57.2)
Exchange equalisation reserve	19	(168.1)	(199.7)	(131.0)
Other reserves	19	376.6	380.0	366.4
Retained earnings		1,895.0	1,660.6	1,465.0

Equity attributable to owners of the parent		2,988.7	2,904.4	2,945.5
Non-controlling interests	28	17.8	15.8	85.6

Total equity		3,006.5	2,920.2	3,031.1

Total equity and liabilities		7,250.1	7,243.5	7,185.0

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policies as detailed in Note 1.

 Consolidated Income Statement

		Year ended 31 December
	Note	2012	2011[1]	2010[1]
		€ million	€ million	€ million
Net sales revenue	3	7,044.7	6,824.3	6,761.6
Cost of goods sold		(4,522.2)	(4,254.7)	(4,042.7)

Gross profit		2,522.5	2,569.6	2,718.9

Operating expenses	20	(2,078.1)	(2,048.2)	(2,048.4)
Restructuring costs	20	(106.7)	(71.1)	(36.5)

Operating profit	3	337.7	450.3	634.0
Finance income		10.4	8.7	6.9
Finance costs		(98.0)	(96.1)	(82.8)
Loss on net monetary position	21	(3.1)	(7.8)	—

Total finance costs, net	21	(90.7)	(95.2)	(75.9)
Share of results of equity method investments	6	11.6	9.4	10.4

Profit before tax		258.6	364.5	568.5
Tax	3,22	(65.2)	(98.8)	(137.8)

Profit after tax		193.4	265.7	430.7

Attributable to:
Owners of the parent		190.4	264.4	421.0
Non-controlling interests		3.0	1.3	9.7

		193.4	265.7	430.7

Basic and diluted earnings per share (€)	23	0.52	0.73	1.16

(1)     Comparative figures have been restated where necessary to reflect changes in accounting policies as detailed in Note 1.

 Consolidated Statement of Comprehensive Income

	Year ended 31 December
	2012		2011[1]		2010[1]
	€ million		€ million		€ million
Profit after tax		193.4		265.7		430.7
Other comprehensive income:
Items that may be subsequently reclassified to income statement:
Available-for-sale financial assets:
Valuation gains/(losses) during the year	0.2		(0.4)		0.5
Valuation (gains)/losses reclassified to profit and loss for the year	—	0.2	—	(0.4)	(2.8)	(2.3)

Cash flow hedges:
Amounts of (losses)/gains during the year	(22.9)		5.3		(11.3)
Amounts of losses reclassified to profit and loss for the year	9.5	(13.4)	3.1	8.4	2.0	(9.3)

Foreign currency translation		32.4		(54.4)		182.0
Share of other comprehensive income of equity method investments		(0.8)		(0.6)		0.9
Income tax relating to items that may be subsequently reclassified to income statement (refer to Note 24)		2.9		(2.6)		0.3

		21.3		(49.6)		171.6
Items that will not be subsequently reclassified to income statement:
Actuarial (losses) / gains		(15.2)		(27.7)		6.1
Income tax relating to items that will not be subsequently reclassified to income statement (refer to Note 24)		2.6		5.7		(1.3)

		(12.6)		(22.0)		4.8
Other comprehensive income for the year, net of tax (refer to Note 24)		8.7		(71.6)		176.4

Total comprehensive income for the year		202.1		194.1		607.1

Total comprehensive income attributable to:
Owners of the parent		199.1		187.8		593.3
Non-controlling interests		3.0		6.3		13.8

		202.1		194.1		607.1

(1)
Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

Consolidated Statement of Changes in Equity

	Attributable to owners of the parent
	Share capital	Share premium	Treasury shares	Exchange equalisation reserve	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 1 January 2010	182.8	1,113.8	(14.9)	(309.1)	368.8	1,112.3	2,453.7	101.2	2,554.9
Changes in accounting policy (Note 1)	—	—	—	(1.8)	(9.0)	7.1	(3.7)	(20.8)	(24.5)

Balance as at 1 January 2010 (adjusted)	182.8	1,113.8	(14.9)	(310.9)	359.8	1,119.4	2,450.0	80.4	2,530.4
Shares issued to employees exercising stock options	0.3	5.4	—	—	—	—	5.7	—	5.7
Share-based compensation: Options	—	—	—	—	6.7	—	6.7	—	6.7
Movement in treasury shares	—	—	—	—	0.2	—	0.2		0.2
Shares repurchased	—	—	(42.3)	—	—	—	(42.3)	—	(42.3)
Exchange equalisation reserve recycled to retained earnings	—	—	—	1.1	—	(1.1)	—	—	—
Appropriation of reserves	—	—	—	—	11.0	(11.0)	—	—	—
Purchase of shares held by non-controlling interests in subsidiary in Serbia	—	—	—	—	—	—	—	(3.7)	(3.7)
Dividends	—	—	—	—	—	(68.1)	(68.1)	(4.9)	(73.0)

	183.1	1,119.2	(57.2)	(309.8)	377.7	1,039.2	2,352.2	71.8	2,424.0
Profit for the year net of tax	—	—	—	—	—	421.0	421.0	9.7	430.7
Other comprehensive income for the year, net of tax	—	—	—	178.8	(11.3)	4.8	172.3	4.1	176.4

Total comprehensive income for the year, net of tax(1)	—	—	—	178.8	(11.3)	425.8	593.3	13.8	607.1

Balance as at 31 December 2010	183.1	1,119.2	(57.2)	(131.0)	366.4	1,465.0	2,945.5	85.6	3,031.1

(1)
The amount included in the exchange equalisation reserve of €178.8m gain for 2010 represents the exchange gains attributable to the owners of the parent of €177.9m plus the share of equity method investments of €0.9m gain.

The amount included in other reserves of €11.3m loss for 2010 consists of losses on cash flow hedges of €9.3m (of which €11.3m represents losses for the year and €2.0m represents revaluation losses reclassified to profit and loss for the year), losses on valuation of available-for-sale financial assets of €2.3m (of which €0.5m represents revaluation gains for the year and €2.8m represents revaluation gains reclassified to profit and loss for the year) and the deferred income tax credit thereof amounting to €0.3m.

The amount of €425.8m profit comprises of profit for the year of €421.0m plus actuarial gains of €6.1m less deferred income tax debit of €1.3m.

The amount of €13.8m income included in non-controlling interests for 2010 represents the share of non-controlling interests in the exchange equalisation reserve of €4.1m gain and in the retained earnings of €9.7m income.

Consolidated Statement of Changes in Equity (Continued)

	Attributable to owners of the parent
	Share capital	Share premium	Treasury shares	Exchange equalisation reserve	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2010 (adjusted)	183.1	1,119.2	(57.2)	(131.0)	366.4	1,465.0	2,945.5	85.6	3,031.1
Shares issued to employees exercising stock options	0.2	4.5	—	—	—	—	4.7	—	4.7
Share-based compensation: Options	—	—	—	—	8.1	—	8.1	—	8.1
Movement in treasury shares	—	—	—	—	(0.4)	—	(0.4)	—	(0.4)
Capitalisation of share premium reserve	549.7	(549.7)	—	—	—	—	—	—	—
Expenses relating to share capital increase (net of tax €1.2m)	—	(4.8)	—	—	—	—	(4.8)	—	(4.8)
Return of capital to shareholders	(183.2)	—	1.7	—	—	—	(181.5)	—	(181.5)
Share capital increase in subsidiary in Serbia	—	—	—	—	—	(0.8)	(0.8)	1.2	0.4
Purchase of shares held by non-controlling interests	—	—	—	(8.7)	—	(37.7)	(46.4)	(71.5)	(117.9)
Appropriation of reserves	—	—	—	—	0.5	(0.5)	—	—	—
Hyperinflation impact	—	—	—	—	—	(7.8)	(7.8)	—	(7.8)
Dividends	—	—	—	—	—	—	—	(5.8)	(5.8)

	549.8	569.2	(55.5)	(139.7)	374.6	1,418.2	2,716.6	9.5	2,726.1
Profit for the year net of tax	—	—	—	—	—	264.4	264.4	1.3	265.7
Other comprehensive income for the year, net of tax	—	—	—	(60.0)	5.4	(22.0)	(76.6)	5.0	(71.6)

Total comprehensive income for the year, net of tax(2)	—	—	—	(60.0)	5.4	242.4	187.8	6.3	194.1

Balance as at 31 December 2011	549.8	569.2	(55.5)	(199.7)	380.0	1,660.6	2,904.4	15.8	2,920.2

(2)
The amount included in the exchange equalisation reserve of €60.0m loss for 2011 represents the exchange losses attributable to the owners of the parent of €59.4m plus the share of equity method investments of €0.6m loss.

The amount included in other reserves of €5.4m gain for 2011 consists of losses on valuation of available-for-sale financial assets of €0.4m representing revaluation losses for the year, cash flow hedges gain of €8.4m (of which €5.3m represents revaluation gains for the year and €3.1m represents revaluation losses reclassified to profit and loss for the year) and the deferred income tax loss of €2.6m.

The amount of €242.4m profit comprises of profit for the year of €264.4m less actuarial losses of €27.7m plus deferred income tax credit of €5.7m.

The amount of €6.3m gain included in non-controlling interests for 2011 represents the share of non-controlling interests in the exchange equalisation reserve of €5.0m gain and in the retained earnings of €1.3m income.

  Consolidated Statement of Changes in Equity (Continued)

	Attributable to owners of the parent
	Share capital	Share premium	Treasury shares	Exchange equalisation reserve	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2011 (adjusted)	549.8	569.2	(55.5)	(199.7)	380.0	1,660.6	2,904.4	15.8	2,920.2
Shares issued to employees exercising stock options	—	0.1	—	—	—	—	0.1	—	0.1
Share-based compensation: Options	—	—	—	—	6.3	—	6.3	—	6.3
Movement in treasury shares	—	—	—	—	0.1	—	0.1	—	0.1
Return of capital to shareholders	(124.6)	—	1.2	—	—	—	(123.4)	—	(123.4)
Reduction of share capital to extinguish accumulated losses of the parent company	(55.0)	—	—	—	—	55.0	—	—	—
Share of other changes in equity of equity method investments	—	—	—	—	—	(2.1)	(2.1)	—	(2.1)
Appropriation of reserves	—	—	—	—	0.5	(0.5)	—	—	—
Hyperinflation impact	—	—	—	—	—	4.2	4.2	—	4.2
Dividends	—	—	—	—	—	—	—	(1.0)	(1.0)

	370.2	569.3	(54.3)	(199.7)	386.9	1,717.2	2,789.6	14.8	2,804.4
Profit for the year net of tax	—	—	—	—	—	190.4	190.4	3.0	193.4
Other comprehensive income for the year, net of tax	—	—	—	31.6	(10.3)	(12.6)	8.7	—	8.7

Total comprehensive income for the year, net of tax(3)	—	—	—	31.6	(10.3)	177.8	199.1	3.0	202.1

Balance as at 31 December 2012	370.2	569.3	(54.3)	(168.1)	376.6	1,895.0	2,988.7	17.8	3,006.5

(3)
The amount included in the exchange equalisation reserve of €31.6m gain for 2012 represents the exchange gains attributable to the owners of the parent of €32.4m plus the share of equity method investments of €0.8m loss.

The amount included in other reserves of €10.3m loss for 2012 consists of gains on valuation of available-for-sale financial assets of €0.2m, representing revaluation gains for the year, cash flow hedges loss of €13.4m (of which €22.9m represents revaluation losses for the year and €9.5m represents revaluation losses reclassified to profit and loss for the year), and the deferred income tax gain thereof amounting to €2.9m.

The amount of €177.8m profit comprises of profit for the year of €190.4m less actuarial losses of €15.2m plus deferred income tax credit of €2.6m.

The amount of €3.0m gain included in non-controlling interests for 2012 represents the share of non-controlling interests in the retained earnings.

For further details, please refer to: Note 18 Share capital and share premium; Note 19 Reserves;

Note 25; Shares held for equity compensation plan; Note 26; Stock option compensation plans; and Note 29; Dividends.

Consolidated Cash Flow Statement

		Year ended 31 December
	Note	2012	2011[1]	2010[1]
		€ million	€ million	€ million
Operating activities
Profit after tax		193.4	265.7	430.7
Total finance costs, net	21	90.7	95.2	75.9
Share of results of equity method investments	6	(11.6)	(9.4)	(10.4)
Tax charged to the income statement	3,22	65.2	98.8	137.8
Depreciation of property, plant and equipment	3,5	375.3	368.3	381.2
Impairment of property, plant and equipment	3,5	33.0	21.0	—
Employee share options	26	6.3	8.1	6.7
Amortisation of intangible assets	3,4	3.0	3.2	7.1
Other items		2.3	1.3	—

		757.6	852.2	1,029.0
Losses on disposals of non-current assets		6.9	3.2	13.0
(Increase)/decrease in inventories		(10.4)	15.3	(43.4)
Decrease/(increase) in trade and other receivables		67.2	(0.8)	(29.3)
Increase in trade and other payables		27.3	46.8	140.5
Tax paid		(95.0)	(88.4)	(139.4)

Net cash from operating activities		753.6	828.3	970.4

Investing activities
Payments for purchases of property, plant and equipment		(395.5)	(363.9)	(366.5)
Payments for purchases of intangible assets		—	—	(15.8)
Proceeds from sales of property, plant and equipment		5.0	10.9	8.1
Net (payments for)/receipts from investments		(21.1)	(38.1)	10.9
Interest received		7.9	8.7	6.6
Net receipts from disposal of subsidiary	28	—	13.1	—
Net payments for acquisition of joint arrangement	28	—	(2.5)	—

Net cash used in investing activities		(403.7)	(371.8)	(356.7)

Financing activities
Return of capital to shareholders	18,19	(123.4)	(181.5)	—
Payments of expenses related to the share capital increase	18	—	(6.0)	—
Share buy-back payments	19	—	—	(42.3)
Purchase of shares held by non-controlling interests	28	(13.9)	(74.2)	(3.7)
Proceeds from shares issued to employees exercising stock options	18	0.1	4.7	5.7
Dividends paid to owners of the parent	29	—	—	(102.0)
Dividends paid to non-controlling interests		(1.0)	(5.8)	(4.9)
Proceeds from external borrowings		1,088.2	1,493.7	926.4
Repayments of external borrowings		(1,186.2)	(1,383.7)	(1,178.1)
Principal repayments of finance lease obligations		(21.8)	(48.1)	(75.1)
Proceeds from sale of interest rate swap contracts		—	—	33.0
Interest paid		(100.5)	(108.9)	(71.8)

Net cash used in financing activities		(358.5)	(309.8)	(512.8)

Net (decrease)/increase in cash and cash equivalents		(8.6)	146.7	100.9

Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		447.4	306.7	206.3
Net (decrease)/increase in cash and cash equivalents		(8.6)	146.7	100.9
Effect of changes in exchange rates		0.9	1.6	(0.5)
Hyperinflation impact on cash		(0.6)	(7.6)	—

Cash and cash equivalents at 31 December	14	439.1	447.4	306.7

(1)     Comparative figures have been restated where necessary to reflect changes in accounting policy as detailed in Note 1.

Notes to the Consolidated Financial Statements

1.     Basis of preparation and accounting policies

Description of business

Coca-Cola Hellenic Bottling Company S.A. ('Coca-Cola Hellenic' or 'the Group') is a Société Anonyme (corporation) incorporated in Greece and founded in 1969. It took its current form in August 2000 through the acquisition of the Coca-Cola Beverages plc ('CCB') by Hellenic Bottling Company S.A. ('HBC'). Coca-Cola Hellenic and its subsidiaries (collectively 'the Company' or 'the Group') are principally engaged in the production, sales and distribution of non-alcoholic ready to drink beverages, under franchise from The Coca-Cola Company ('TCCC'). The Company distributes its products in 27 countries in Europe and Nigeria. Information on the Company's operations by segment is included in Note 3.

Coca-Cola Hellenic's shares are listed on the Athens Exchange (symbol: EEEK), with a secondary listing on the London Stock Exchange (symbol: CCB). Coca-Cola Hellenic's American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (symbol: CCH).

On 11 October 2012, Coca-Cola HBC AG, a Swiss company incorporated by Kar-Tess Holding, announced a voluntary share exchange offer to acquire all outstanding ordinary registered shares and all American depositary shares of Coca-Cola Hellenic. The transaction is progressing in line with Coca-Cola HBC AG's most recent announcements and we expect commencement of the acceptance period after publication of Coca-Cola Hellenic's audited full year 2012 financial statements and completion of the voluntary share exchange offer early in the second quarter of 2013.

Basis of preparation

The consolidated financial statements included in this document are prepared in accordance with the requirements of the PD Regulation, the Listing Rules and in accordance with this basis of preparation. This basis of preparation describes how the consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards ('IFRS') as issued by the International Accounting Standards Board ('IASB') and IFRS as adopted by the European Union ('EU').

IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no significant impact on the Group's consolidated financial statements for the periods presented.

The consolidated financial statements are prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and derivative financial instruments and the financial statements of certain subsidiaries operating in a hyperinflationary economy which are restated and expressed in terms of the measuring unit currency at the balance sheet date and translated to Euro at the exchange rate of the balance sheet date.

Basis of consolidation

Subsidiary undertakings are those companies over which the Group, directly or indirectly, has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through power over the entity. Subsidiary undertakings are consolidated from the date on which effective control is transferred to the Group and cease to be consolidated from the date on which effective control is transferred out of the Group.

The acquisition method of accounting is used to account for business combinations. The consideration transferred is the fair value of any asset transferred, shares issued and liabilities assumed. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed are measured initially at their fair values at the acquisition date. The excess of the consideration transferred and the fair value of non controlling interest over the net assets acquired and liabilities assumed is recorded as goodwill. All acquisition related costs are expensed as incurred.

For each business combination, the Group elects whether it measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree's identifiable net assets.

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions—that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity.

Intercompany transactions and balances between Group companies are eliminated. Accounting policies of subsidiaries are modified where necessary to ensure consistency with policies adopted by the Group.

When the Group ceases to have control any retained interest in the entity is re-measured to its fair value at the date when such control is lost, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

Critical accounting judgments and estimates

In conformity with generally accepted accounting principles, the preparation of the consolidated financial statements for Coca-Cola Hellenic requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

Income taxes

The Group is subject to income taxes in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination cannot be assessed with certainty in the ordinary course of business. The Group recognises provision for potential liabilities that may arise as a result of tax audit issues based on assessment of the probabilities as to whether additional taxes will be due. Where the final tax outcome on these matters is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. The Group anticipates that were the final tax outcome, on the judgment areas, to differ from management's estimates by up to 10% the Group's tax expense would increase (or decrease) by less than €2.9m.

Impairment of goodwill and indefinite-lived intangible assets

Determining whether goodwill or indefinite-lived intangible assets are impaired requires an estimation of the value-in-use of the cash-generating units to which they have been allocated in order to determine the recoverable amount of the cash generating units. The value-in-use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. These assumptions and a discussion on how they are established are described in Note 4.

Employee Benefits—Defined Benefit Pension Plans

The Group provides defined benefit pension plans as an employee benefit in certain territories. Determining the value of these plans requires several actuarial assumptions and estimates about discount rates, future salary increases and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. Details of assumptions used, including a sensitivity analysis are given in Note 17.

Joint Arrangements

The Group participates in several joint arrangements. Judgement is required in order to determine their classification as a joint venture where the Group has rights to the net assets of the arrangement or a joint operation where the Group has rights to the assets and obligations for the liabilities of the arrangement. In

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

making this judgment, consideration is given to the legal form of the arrangement, the contractual terms and conditions as well as other facts and circumstances (including the economic rationale of the arrangement and the impact of the legal framework in which the arrangement operates). The Group's joint arrangements are further discussed in Note 6.

Revenue recognition

Revenues are recognised when all of the following conditions are met: when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the Group and when the significant risks and rewards of ownership of the products have passed to the buyer, usually on delivery of the goods.

Revenue is measured at the fair value of the consideration received or receivable and is stated net of sales discounts, value added taxes and sales taxes as applicable, listing fees and marketing and promotional incentives provided to customers. Listing fees are incentives provided to customers for carrying the Company's products in their stores. Listing fees that are subject to contract-based term arrangements are capitalised and amortised over the term of the contract as a reduction to revenue. All other listing fees as well as marketing and promotional incentives are a reduction of revenue as incurred. The amount of listing fees capitalised at 31 December 2012 was €25.3m (31 December 2011 and 2010: €23.2m and €31.6m respectively). Of this balance, €16.7m (31 December 2011 and 2010: €13.5m and €19.5m) was classified as current prepayments and the remainder as non-current prepayments. Listing fees recognized as a reduction to revenue for the year ended 31 December 2012 amounted to €419.2m (years ended 31 December 2011 and 2010: €311.3m and €240.0m respectively). Marketing and promotional incentives provided to customers during the year ended 31 December 2012 amounted to €185.5m (years ended 31 December 2011 and 2010: €131.4m and €160.3m respectively).

Coca-Cola Hellenic receives contributions from TCCC in order to promote sales of brands of The Coca-Cola Company. Contributions for price support, marketing and promotional campaigns in respect of specific customers are recognised as an offset to promotional incentives provided to those customers to which the contributions contractually relate. These contributions are accrued and matched to the expenditure to which they relate. In the year ended 31 December 2012, such contributions totaled €51.2m (years ended 31 December 2011 and 2010 €49.0m and €48.8m respectively).

Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of ordinary shares outstanding during the year. The weighted average number of ordinary shares outstanding during the year is the number of ordinary shares outstanding at the beginning of the year, adjusted by the number of ordinary shares bought back or issued during the year multiplied by a time-weighting factor. Diluted earnings per share incorporates stock options for which the average share price for the year is in excess of the exercise price of the stock option and there is a dilutive effect.

Intangible assets

Intangible assets consist mainly of goodwill, trademarks and franchise agreements. Goodwill is the excess of the consideration transferred over the fair value of the share of net assets acquired. Goodwill and other indefinite-lived intangible assets are not amortised but rather tested for impairment annually and whenever there is an indication of impairment. Goodwill and other indefinite-lived intangible assets are carried at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the business combination in which the goodwill arose. Other indefinite-lived intangible assets are also allocated to the Group's cash-generating units expected to benefit from those intangibles. The cash-generating units to which goodwill and other indefinite-lived intangible assets have been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount (i.e. the higher of the value in use and fair value less costs

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

to sell) of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then pro-rata to the other assets of the unit on the basis of the carrying amount of each asset in the unit. Impairment losses recognised against goodwill are not reversed in subsequent periods.

Intangible assets with finite lives consist mainly of trademarks and water rights and are amortised over their useful economic lives.

The useful life of trademarks is determined after considering potential limitations that could impact the life of the trademark, such as technological and market limitations and the intent of management. The majority of the Group's trademarks have been assigned an indefinite useful life as they have an established sales history in the applicable region, it is the intention of the Group to receive a benefit from them indefinitely and there is no indication that this will not be the case.

The useful life of franchise agreements is usually based on the term of the respective franchise agreements. TCCC does not grant perpetual franchise rights outside the United States, however, the Group believes its franchise agreements, consistent with past experience, will continue to be renewed at each expiration date and have therefore been assigned indefinite useful lives.

The useful lives, both finite and indefinite, assigned to intangible assets are evaluated on an annual basis.

Goodwill and fair value adjustments arising on the acquisition of subsidiaries are treated as the assets and liabilities of those subsidiaries. These balances are denominated in the functional currency of the subsidiary and are translated to euro on a basis consistent with the other assets and liabilities of the subsidiary.

Property, plant and equipment

All property, plant and equipment is initially recorded at cost and subsequently measured at cost less accumulated depreciation and impairment losses. Subsequent expenditure is added to the carrying value of the asset when it is probable that future economic benefits, in excess of the original assessed standard of performance of the existing asset, will flow to the operation. All other subsequent expenditure is expensed in the period in which it is incurred. Assets under construction are recorded as part of property, plant and equipment and depreciation on these assets commences when the assets are available for use.

Depreciation is calculated on a straight-line basis to allocate the depreciable amount over the estimated useful life of the assets as follows:

Freehold buildings	40 years
Leasehold buildings and improvements	Over the lease term, up to 40 years
Production equipment	4 to 12 years
Vehicles	5 to 8 years
Computer hardware and software	3 to 7 years
Marketing equipment	3 to 10 years
Fixtures and fittings	8 years
Returnable containers	3 to 12 years

Freehold land is not depreciated as it is considered to have an indefinite life.

Deposits received for returnable containers by customers are accounted for as deposit liabilities.

Residual values and useful lives of assets are reviewed and adjusted if appropriate at each balance sheet date.

Impairment of non-financial assets

Goodwill and other indefinite-lived assets are not amortised but rather tested for impairment annually and whenever there is an indication of impairment. Property, plant and equipment and other non-financial assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the asset's fair value less cost to sell and its value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest level of separately identifiable cash flows.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to be prepared for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their use for qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are expensed as part of finance costs in the period in which they are incurred.

Investments in associates

Investments in associated undertakings are accounted for by the equity method of accounting. Associated undertakings are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% to 50% of the voting rights.

The equity method of accounting involves recognising the Group's share of the associates' post acquisition profit or loss for the period in the income statement and its share of the post-acquisition movement in other comprehensive income is recognised in other comprehensive income. Unrealized gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The Group's interest in each associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate and includes goodwill on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associate.

Investment in joint arrangements

Joint arrangements are arrangements in which the Group has contractually agreed sharing of control, which exists only when decisions about the relevant activities require unanimous consent. Joint arrangements are classified as joint operations or joint ventures depending upon the rights and obligations arising from the joint arrangement and are accounted for as follows:

The Group classifies a joint arrangement as a joint operation when the Group has the rights to the assets, and obligations for the liabilities, of the arrangement and accounts for each of its assets, liabilities, revenues and expenses, including its share of those held or incurred jointly, in relation to the joint operation.

The Group classifies a joint arrangement as a joint venture when the Group has rights to the net assets of the arrangement. The Group accounts for its interests in joint ventures using the equity method of accounting as described in "Investment for associates" above.

If facts and circumstances change, the Group reassesses whether it still has joint control and whether the type of joint arrangement in which it is involved has changed.

Financial assets

The Group classifies its investments in debt and equity securities into the following categories: financial assets at fair value through profit or loss ('FVTPL'), held-to-maturity and available-for-sale. The classification depends on the purpose for which the investment was acquired. FVTPL and available-for-sale financial assets are carried at fair value. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as FVTPL investments and included in current assets. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

for those with maturities within twelve months from the balance sheet date, which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale and are classified as non-current assets, unless they are expected to be realised within twelve months of the balance sheet date.

Regular purchases and sales of investments are recognised on the trade date which is the day the Group commits to purchase or sell. The investments are recognised initially at fair value plus transactions costs, except in the case of FVTPL. For investments traded in active markets, fair value is determined by reference to stock exchange quoted bid prices. For other investments, fair value is estimated by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets.

Gains and losses on investments classified as FVTPL are recognised in the income statement in the period in which they arise. Unrealised gains and losses on available-for-sale financial assets are recognised in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets that are recognised in the income statement, until the financial assets are derecognised at which time the cumulative gains or losses previously recognised in equity are reclassified to the income statement.

Held-to-maturity investments are carried at amortised cost using the effective interest rate method. Gains and losses on held-to-maturity investments are recognised in the income statement, when the investments are derecognised or impaired.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be principally recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. In order for a sale to be considered highly probable, management must be committed to the sale, an active programme to locate a buyer and complete the plan has been initiated, and the sale is expected to be completed within one year from the date of classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of the individual assets' previous carrying amount and their fair value less costs to sell.

Inventories

Inventories are stated at the lower of cost and net realisable value.

Cost for raw materials and consumables is determined either on a first-in, first-out or weighted average basis, depending on the type of inventory. Cost for work in progress and finished goods is comprised of the cost of direct materials and labour plus attributable overhead costs. Cost includes all costs incurred to bring the product in its present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to complete and sell the inventory.

Trade receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost. A provision for doubtful debts is established when there is objective evidence that the Group will not be able to collect all amounts due, according to the original terms of the trade receivable. Significant financial difficulties of the debtor, probability that the debtor will enter into bankruptcy or financial reorganisation and default or delinquency in payments are considered indicators that the trade receivable could be uncollectible. The amount of the provision is the difference between the receivable's carrying amount and the present value of its estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the receivable is reduced by the amount of the provision, which is recognised as part of operating expenses. If a trade receivable ultimately becomes uncollectible, it is written off initially against any provision made in respect of that receivable with any excess recognised as part of operating expenses.

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

Subsequent recoveries of amounts previously written off or provisions no longer required are credited against operating expenses.

Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method.

Foreign currency and translation

The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in euro, which is the presentation currency for the consolidated financial statements.

The assets and liabilities of foreign subsidiaries are translated into euro at the exchange rate ruling at the balance sheet date. The results of foreign subsidiaries are translated into euro using the average monthly exchange rate, except for foreign subsidiaries operating in a hyperinflationary environment whose results are translated at the closing rate. The exchange differences arising on translation are recognised in other comprehensive income. On disposal of a foreign entity, accumulated exchange differences are recognised as a component of the gain or loss on disposal.

Transactions in foreign currencies are recorded at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured at the rate of exchange ruling at the balance sheet date. All gains and losses arising on remeasurement are included in income statement, except for exchange differences arising on assets and liabilities classified as cash flow hedges which are deferred in equity until the occurrence of the hedged transaction, at which time they are recognised in the income statement.

Entities operating in hyperinflationary economies prepare financial statements that are recorded in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies. The gain or loss on net monetary position is recorded in finance costs. The application of hyperinflation accounting includes:

•
Adjustment of the historical cost of non-monetary assets and liabilities and the various items of equity from their date of acquisition or inclusion in the balance sheet to the end of the year for the changes in purchasing power of the currency caused by inflation;

•
The various components in the income statement and statement of cash flows have been adjusted for the inflation index since their generation; and

•
The subsidiary's financial statements are translated at the closing exchange rate.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and highly liquid investments with an original maturity of three months or less. Bank overdrafts are classified as short-term borrowings in the balance sheet and for the purpose of the cash flow statement.

Borrowings

All loans and borrowings are initially recognised at the fair value net of transaction costs incurred.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortised cost. Amortised cost is calculated using the effective interest rate method whereby any discount, premium or transaction costs associated with a loan or borrowing is amortised to the income statement over the borrowing period.

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

Derivative financial instruments

The Group uses derivative financial instruments, including interest rate, currency and commodity derivatives, to manage interest, currency and commodity price risk associated with the Group's underlying business activities. The Group does not use its derivative financial instruments for any trading activities.

All derivative financial instruments are initially recognised on the balance sheet at fair value and are subsequently remeasured at their fair value. Changes in the fair value of derivative financial instruments are recognised at each reporting date either in the income statement or in equity, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. All derivative financial instruments that are not part of an effective hedging relationship (undesignated hedges) are classified as assets or liabilities at FVTPL.

At the inception of a hedge transaction the Group documents the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking the hedge transaction. This process includes linking the derivative financial instrument designated as a hedging instrument to the specific asset, liability, firm commitment or forecast transaction. Both at the hedge inception and on an ongoing basis, the Group assesses and documents whether the derivative financial instrument used in the hedging transaction is highly effective in offsetting changes in fair value or cash flow of the hedged item.

Changes in the fair values of derivative financial instruments that are designated and qualify as fair value hedges and are effective, are recorded in the income statement, together with the changes in the fair values of the hedged items that relate to the hedged risks. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in other comprehensive income and the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled to the income statement as the related asset acquired or liability assumed affects the income statement. Changes in the fair values of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.

Leases

Leases of property, plant and equipment, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases. Other leases are classified as operating leases.

Rentals paid under operating leases are charged to the income statement on a straight-line basis over the lease term.

Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between liability and finance charges to achieve a constant rate on the finance balance outstanding. The corresponding lease obligations, net of finance charges, are included in long-term borrowings. The interest element of the finance cost is charged to the income statement over the lease period, so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Property, plant and equipment acquired under finance lease is depreciated over the shorter of the useful life of the asset and the lease term. The useful life for leased assets corresponds with the Group policy for the depreciable life of property, plant and equipment.

Provisions

Provisions are recognised when: the Group has a present obligation (legal or constructive) as a result of a past event; when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. Where

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset only when such reimbursement is virtually certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Offsetting financial instruments

The Group offsets financial assets and financial liabilities to the net amount reported in the balance sheet when it currently has a legally enforceable right to offset the recognised amounts and it intends to settle on a net basis or to realise the asset and settle the liability simultaneously.

Employee benefits

The Group operates a number of defined benefit and defined contribution pension plans in its territories.

The defined benefit plans are made up of both funded and unfunded pension plans and employee leaving indemnities. The assets of funded plans are generally held in separate trustee-administered funds and are financed by payments from employees and/or the relevant Group companies.

The liability recognised in the balance sheet in respect of defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets.

For defined benefit pension plans, pension costs are assessed using the projected unit credit method. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Such actuarial gains and losses are also immediately recognised in retained earnings and are not reclassified to the income statement in subsequent periods. The defined benefit obligations are measured at the present value of the estimated future cash outflows using interest rates of corporate or government bonds, depending on whether or not there is a deep market for corporate bonds in the relevant country, which have terms to maturity approximating the terms of the related liability. Past service cost is recognised immediately in the income statement. A number of the Group's operations have other long service benefits in the form of jubilee plans. These plans are measured at the present value of the estimated future cash outflows with immediate recognition of actuarial gains and losses.

The Group's contributions to the defined contribution pension plans are charged to the income statement in the period to which the contributions relate.

Share-based payments

Coca-Cola Hellenic issues equity-settled (stock options) and cash-settled (stock appreciation rights) share-based payments to its senior managers.

Equity-settled share-based payments are measured at fair value at the date of grant using a binomial stock option valuation model. Fair value reflects the parameters of the compensation plan, the risk-free interest rate, the expected volatility, the dividend yield and the early exercise experience of the Group's plans. Expected volatility is determined by calculating the historical volatility of Coca-Cola Hellenic's share price over previous years. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period.

For cash-settled share-based payments, a liability equal to the portion of the vested stock appreciation rights is recognised at the current fair value determined at each balance sheet date using the same model and inputs as used for determining the fair value of stock options, with the exception of the risk-free interest rate, as described in Note 27.

In addition, the Group operates a stock purchase plan, an equity compensation in which eligible employees can participate. The Group makes contributions to a trust for participating employees and recognises

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

expenses over the vesting period of the contributed shares. Any unvested shares held by the trust are owned by the Group and are recorded at cost on the balance sheet, within equity, until they vest.

Termination benefits

Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits at the earlier of the following dates: a) when the Group can no longer withdraw the offer of those benefits and b) when the Group recognises costs for a restructuring that is within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measures based on the number of employees expected to accept the offer.

Taxes

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is provided using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. However, the deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill; deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Tax rates enacted or substantially enacted at the balance sheet date are those that are expected to apply when the deferred tax asset is realised or deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled by the Group, and it is probable that the temporary difference will not reverse in the foreseeable future.

Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or in equity. In this case the tax is recognised in other comprehensive income or directly in equity respectively.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Franchise incentive arrangements

TCCC, at its sole discretion, provides the Group with various incentives, including contributions toward the purchase of cold drink equipment. Payments are made on placement of coolers and are based on franchise incentive arrangements. The terms and conditions of these arrangements require reimbursement if certain conditions stipulated in the agreements are not met, including minimum volume through-put requirements. Support payments received from TCCC for the placement of cold drink equipment are deducted from the cost of the related asset.

Share capital

Coca-Cola Hellenic has only one class of shares, ordinary shares. When new shares are issued, they are recorded in share capital at their par value. The excess of the issue price over the par value is recorded to the share premium reserve.

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

Incremental external costs directly attributable to the issue of new shares or to the process of returning capital to shareholders are recorded in equity as a deduction, net of tax, in the share premium reserve.

Dividends

Dividends are recorded in the Group's consolidated financial statements in the period in which they are approved by the Group's shareholders, with the exception of the statutory minimum dividend.

Under Greek corporate legislation, companies are required to declare dividends annually of at least 35% of unconsolidated adjusted after-tax IFRS profits. This statutory minimum dividend is recognised as a liability at the balance sheet date.

Comparative Figures

Comparative figures have been reclassified and adjusted where necessary to conform with changes in presentation in the current year and account for the change in the accounting policies discussed below.

Changes in accounting policies and disclosures:

The Group has early adopted IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities and consequential amendments to IAS 28 Investments in Associates and Joint Ventures and IAS 27 Separate Financial Statements. At the same time, the Group has early adopted IFRS 11 Joint Arrangements. The Group assessed that the adoption of IFRS 10 did not result in any change in the consolidation status of its subsidiaries.

The adoption of IFRS 11 resulted in the Group changing its accounting policy for its interest in joint arrangements. Under IFRS 11, investments in joint arrangements are classified either as joint operations or joint ventures depending on the contractual rights and obligations each investor has, rather than the legal structure of the joint arrangement. Interests in joint ventures are accounted for using the equity method and interests' in joint operations are accounted for by recognizing the Group's share of assets, liabilities, revenues and expenses. The Group has assessed the nature of its joint arrangements and classified them as either joint operations or joint ventures. The adjustments on application of IFRS 11 relate primarily to a change in accounting for Brewinvest S.A. and BrewTech B.V., from proportionate consolidation to equity accounting, and recognizing our share of assets, liabilities, revenues and expenses in the Romerquelle joint arrangement. None of the Group's other joint arrangements were materially affected by the application of IFRS 11.

In addition, the Group has early adopted the revised IAS 19 Employee Benefits. This resulted in the Group changing its accounting policy for defined benefit plans. Under the revised IAS 19, past service costs are recognized immediately in the income statement and the expected return on assets and interest costs have been replaced with a net interest amount.

The Group has also early adopted the IAS 1 Presentation of Items of Other Comprehensive income—Amendments to IAS 1 Presentation of Financial Statements. The amendments change the grouping of items presented in other comprehensive income between items that may be reclassified to the income statement at a future point in time and those that will not be reclassified.

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

The Group has applied the above mentioned changes in accounting policies at the beginning of the earliest period presented in accordance with transitional provisions of the amended standards. The impact from the adoption of IFRS 11 and IAS 19 revised is presented in the tables below:

	Impact of change in accounting policies on consolidated Balance Sheet
	2012			2011			2010
	Before adjustments	Change in accounting policies	As presented	Before adjustments	Change in accounting policies	As presented	Before adjustments	Change in accounting policies	As presented
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Assets
Intangible assets	1,956.9	(12.3)	1,944.6	1,947.7	(12.3)	1,935.4	1,966.9	(12.3)	1,954.6
Property, plant and equipment	3,093.8	(52.4)	3,041.4	3,051.5	(53.4)	2,998.1	3,122.9	(50.6)	3,072.3
Equity method investments	43.7	124.8	168.5	42.9	98.8	141.7	41.1	50.7	91.8
Available-for-sale financial assets	1.9	(0.2)	1.7	1.4	(0.2)	1.2	1.8	(0.2)	1.6
Derivative assets	35.8		35.8	69.5	—	69.5	73.1	—	73.1
Deferred tax assets	40.6	(0.5)	40.1	35.2	(0.1)	35.1	35.0	(0.2)	34.8
Other non-current assets	39.8	7.4	47.2	36.9	10.5	47.4	40.4	8.9	49.3

Total non-current assets	5,212.5	66.8	5,279.3	5,185.1	43.3	5,228.4	5,281.2	(3.7)	5,277.5

Inventories.	460.6	(2.6)	458.0	451.5	(3.8)	447.7	481.7	(4.3)	477.4
Trade receivables	802.1	(0.8)	801.3	855.2	(0.5)	854.7	870.2	0.3	870.5
Other receivables and assets	234.7	0.8	235.5	231.5	(1.6)	229.9	233.5	1.4	234.9
Derivative assets	13.6	—	13.6	15.7	—	15.7	4.2	—	4.2
Current tax assets	23.3	—	23.3	20.0	(0.3)	19.7	13.8	—	13.8
Cash and cash equivalents	446.4	(7.3)	439.1	476.1	(28.7)	447.4	326.1	(19.4)	306.7

Total current assets	1,980.7	(9.9)	1,970.8	2,050.0	(34.9)	2,015.1	1,929.5	(22.0)	1,907.5

Total assets	7,193.2	56.9	7,250.1	7,235.1	8.4	7,243.5	7,210.7	(25.7)	7,185.0

Liabilities
Short-term borrowings	560.3	(5.3)	555.0	321.5	—	321.5	535.1	(3.9)	531.2
Cross currency swaps	67.8	—	67.8	—	—	—	—	—	—
Trade payables	441.9	(6.1)	435.8	423.5	(5.7)	417.8	384.7	(5.9)	378.8
Other payables	1,135.0	(4.5)	1,130.5	1,118.0	(3.7)	1,114.3	1,079.4	4.5	1,083.9
Current tax liabilities	33.3	(0.1)	33.2	58.4	(0.9)	57.5	37.2	(0.6)	36.6

Total current liabilities	2,238.3	(16.0)	2,222.3	1,921.4	(10.3)	1,911.1	2,036.4	(5.9)	2,030.5

Long-term borrowings	1,542.2	62.5	1,604.7	1,934.5	5.3	1,939.8	1,656.4	6.4	1,662.8
Cross-currency swap contracts	75.6	—	75.6	130.8	—	130.8	136.1	—	136.1
Deferred tax liabilities	176.7	0.7	177.4	171.5	0.6	172.1	162.9	2.3	165.2
Non-current provisions	146.9	2.1	149.0	149.5	5.9	155.4	144.2	1.6	145.8
Other non-current liabilities	14.6	—	14.6	14.2	(0.1)	14.1	13.9	(0.4)	13.5

Total non-current liabilities	1,956.0	65.3	2,021.3	2,400.5	11.7	2,412.2	2,113.5	9.9	2,123.4

Total liabilities	4,194.3	49.3	4,243.6	4,321.9	1.4	4,323.3	4,149.9	4.0	4,153.9

Equity
Share capital	370.2	—	370.2	549.8	—	549.8	183.1	—	183.1
Share premium	569.3	—	569.3	569.2	—	569.2	1,119.2	—	1,119.2
Treasury shares	(54.3)	—	(54.3)	(55.5)	—	(55.5)	(57.2)	—	(57.2)
Exchange equalisation reserve	(166.2)	(1.9)	(168.1)	(197.9)	(1.8)	(199.7)	(129.2)	(1.8)	(131.0)
Other reserves	381.1	(4.5)	376.6	389.0	(9.0)	380.0	375.4	(9.0)	366.4
Retained earnings	1,880.3	14.7	1,895.0	1,640.7	19.9	1,660.6	1,460.8	4.2	1,465.0

Equity attributable to owners of the parent	2,980.4	8.3	2,988.7	2,895.3	9.1	2,904.4	2,952.1	(6.6)	2,945.5
Non-controlling interests	18.5	(0.7)	17.8	17.9	(2.1)	15.8	108.7	(23.1)	85.6

Total equity	2,998.9	7.6	3,006.5	2,913.2	7.0	2,920.2	3,060.8	(29.7)	3,031.1

Total equity and liabilities	7,193.2	56.9	7,250.1	7,235.1	8.4	7,243.5	7,210.7	(25.7)	7,185.0

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

The impact to equity as at 1 January 2010 from the adoption of IFRS 11 and IAS 19 Revised was a reduction of €24.0 million and € 0.5 million respectively. The adjustments in the table above comprise the impact from the adoption of IFRS 11 and IAS 19 revised. The impact from the adoption of IAS 19 revised in 2010 was an increase in "non-current provisions" of €0.5m; the remaining adjustments in 2010 are due to the adoption of IFRS 11. The impact from the adoption of IAS 19 revised in 2011 was an increase in "non-current provisions" of €0.4m; the remaining adjustments in 2011 are due to the adoption of IFRS 11. The impact from the adoption of IAS 19 revised in 2012 was a reduction of "Deferred tax assets" of €0.4m, and a reduction in "non-current provisions" of €1.7m; the remaining adjustments in 2012 are due to the adoption of IFRS 11.

	Impact of changes in accounting policies on consolidated Income Statement
	2012			2011			2010
	Before adjustments	Change in accounting policies	As presented	Before adjustments	Change in accounting policies	As presented	Before adjustments	Change in accounting policies	As presented
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Net sales revenue	7,078.3	(33.6)	7,044.7	6,854.3	(30.0)	6,824.3	6,793.6	(32.0)	6,761.6
Cost of goods sold	(4,531.6)	9.4	(4,522.2)	(4,258.8)	4.1	(4,254.7)	(4,048.6)	5.9	(4,042.7)

Gross profit	2,546.7	(24.2)	2,522.5	2,595.5	(25.9)	2,569.6	2,745.0	(26.1)	2,718.9

Operating expenses	(2,090.2)	12.1	(2,078.1)	(2,055.6)	7.4	(2,048.2)	(2,058.4)	10.0	(2,048.4)
Restructuring costs	(106.4)	(0.3)	(106.7)	(71.5)	0.4	(71.1)	(36.7)	0.2	(36.5)

Operating profit	350.1	(12.4)	337.7	468.4	(18.1)	450.3	649.9	(15.9)	634.0
Finance income	10.7	(0.3)	10.4	9.8	(1.1)	8.7	7.4	(0.5)	6.9
Finance costs	(98.3)	0.3	(98.0)	(96.1)		(96.1)	(83.1)	0.3	(82.8)
Loss on net monetary position	(3.1)	—	(3.1)	(7.8)	—	(7.8)	—	—	—

Total finance costs, net	(90.7)	—	(90.7)	(94.1)	(1.1)	(95.2)	(75.7)	(0.2)	(75.9)
Share of results of equity method investments	2.4	9.2	11.6	1.2	8.2	9.4	2.5	7.9	10.4

Profit before tax	261.8	(3.2)	258.6	375.5	(11.0)	364.5	576.7	(8.2)	568.5

Tax	(66.7)	1.5	(65.2)	(102.7)	3.9	(98.8)	(138.0)	0.2	(137.8)

Profit after tax.	195.1	(1.7)	193.4	272.8	(7.1)	265.7	438.7	(8.0)	430.7

Attributable to:
Owners of the parent	192.0	(1.6)	190.4	268.9	(4.5)	264.4	426.6	(5.6)	421.0
Non-controlling interests	3.1	(0.1)	3.0	3.9	(2.6)	1.3	12.1	(2.4)	9.7

	195.1	(1.7)	193.4	272.8	(7.1)	265.7	438.7	(8.0)	430.7

Basic and diluted earnings per share (€)	0.53	(0.01)	0.52	0.74	(0.01)	0.73	1.17	(0.01)	1.16

The adjustments in the table above comprise the impact from the adoption of IFRS 11 and IAS 19 revised. The impact from the adoption of IAS 19 revised in 2010 was an increase in "Cost of Goods sold" of €0.7m, an increase in "operating expenses" of €2.7m and a reduction in "Tax" of €0.7m; the remaining adjustments in 2010 are due to the adoption of IFRS 11. The impact from the adoption of IAS 19 revised in 2011 was an increase in "Cost of Goods sold" of €0.8m, an increase in "operating expenses" of €3.1m and a reduction in "Tax" of €0.7m; the remaining adjustments in 2011 are due to the adoption of IFRS 11. The impact from the adoption of IAS 19 revised in 2012 was an increase in "Cost of Goods sold" of €0.1m,

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

an increase in "operating expenses" of €0.5m and a reduction in "Tax" of €0.2m; the remaining adjustments in 2012 are due to the adoption of IFRS 11.

	Impact of changes in accounting policies on consolidated Statement of Comprehensive income
	2012			2011			2010
	Before adjustments	Change in accounting policies	As presented	Before adjustments	Change in accounting policies	As presented	Before adjustments	Change in accounting policies	As presented
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Profit after tax	195.1	(1.7)	193.4	272.8	(7.1)	265.7	438.7	(8.0)	430.7
Other comprehensive income:
Items that may be subsequently reclassified to income statement
Available-for-sale financial assets	0.2	—	0.2	(0.4)	—	(0.4)	(2.3)	—	(2.3)
Cash flow hedges	(13.4)	—	(13.4)	8.4	—	8.4	(9.3)	—	(9.3)
Foreign currency translation	31.5	0.9	32.4	(54.2)	(0.2)	(54.4)	181.5	0.5	182.0
Share of other comprehensive income of equity method investments	0.1	(0.9)	(0.8)	(0.8)	0.2	(0.6)	1.4	(0.5)	0.9
Income tax relating to items that may be subsequently reclassified to income statement	2.9	—	2.9	(2.6)	—	(2.6)	0.3	—	0.3

	21.3	—	21.3	(49.6)	—	(49.6)	171.6	—	171.6
Items that will not be subsequently reclassified to income statement
Actuarial (losses)/gains.	(17.9)	2.7	(15.2)	(31.8)	4.1	(27.7)	2.7	3.4	6.1
Income tax relating to items that will not be subsequently reclassified to income statement	3.2	(0.6)	2.6	6.5	(0.8)	5.7	(0.6)	(0.7)	(1.3)
Other comprehensive income for the year, net of tax	6.6	2.1	8.7	(74.9)	3.3	(71.6)	173.7	2.7	176.4
Total comprehensive income for the year	201.7	0.4	202.1	197.9	(3.8)	194.1	612.4	(5.3)	607.1
Total comprehensive income attributable to: Owners of the parent	198.6	0.5	199.1	189.0	(1.2)	187.8	596.2	(2.9)	593.3
Non-controlling interests	3.1	(0.1)	3.0	8.9	(2.6)	6.3	16.2	(2.4)	13.8

	201.7	0.4	202.1	197.9	(3.8)	194.1	612.4	(5.3)	607.1

The adjustments in the table above comprise the impact from the adoption of IFRS 11 and IAS 19 revised. The impact from the adoption of IAS 19 revised in 2010 was an increase in "Actuarial gains" of €3.4m, an increase in "income tax relating to components of other comprehensive income" of €0.7m, the remaining adjustments in 2010 are due to the adoption of IFRS 11. The impact from the adoption of IAS 19 revised in 2011 was a reduction in "Actuarial losses" of €4.1m, a reduction in "income tax relating to components of other comprehensive income" of €0.8m, the remaining adjustments in 2011 are due to the adoption of IFRS 11. The impact from the adoption of IAS 19 revised in 2012 was a reduction in "Actuarial losses" of

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

€2.7m, a reduction in "income tax relating to components of other comprehensive income" of €0.6m, the remaining adjustments in 2012 are due to the adoption of IFRS 11.

	Impact of changes in accounting policies on consolidated cash flow statement
	2012			2011			2010
	Before adjustments	Change in accounting policies	As presented	Before adjustments	Change in accounting policies	As presented	Before adjustments	Change in accounting policies	As presented
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Net cash from operating activities	774.2	(20.6)	753.6	845.7	(17.4)	828.3	987.9	(17.5)	970.4
Net cash used in investing activities	(390.6)	(13.1)	(403.7)	(336.4)	(35.4)	(371.8)	(365.5)	8.8	(356.7)
Net cash (used in)/from financing activities	(413.3)	54.8	(358.5)	(353.3)	43.5	(309.8)	(527.7)	14.9	(512.8)

Net (decrease)/increase in cash and cash equivalents	(29.7)	21.1	(8.6)	156.0	(9.3)	146.7	94.7	6.2	100.9

The adjustments in the table above comprise the impact from the adoption of IFRS 11. There was no impact on the cash flow statement from the adoption of IAS 19 revised.

Accounting pronouncements adopted in 2012

In the current period, in addition to the new and revised standards the Group early adopted as described above under "changes in accounting policies and disclosures", the Group has adopted all of the new and revised standards and interpretations which were issued by the IASB and the International Financial Reporting Interpretations Committee ('IFRIC') of the IASB, that are relevant to its operations and effective for accounting periods beginning on 1 January 2012. None of these standards and interpretations had a significant effect on the consolidated financial statements of the Company. The revised standard and interpretation is as follows:

Amendment to IFRS 7, Financial Instruments: Disclosures—The amendments require additional disclosures of the full or partial derecognition of financial assets that are transferred to a counterparty under certain conditions.

Accounting pronouncements not yet adopted

At the date of approval of these consolidated financial statements, the following standards and interpretations relevant to Company's operations were issued but not yet effective and not early adopted:

IFRS 9, Financial Instruments addresses the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and it replaces parts of IAS 39, Financial Instruments: Recognition and Measurement that relate to the classification and measurement of financial instruments. The standard introduces new requirements for classifying and measuring financial assets and eliminates the available-for-sale and held-to-maturity categories. It separates financial assets into two categories; those measured at amortised cost and those measured at fair value. For financial liabilities the standard retains most of the IAS 39 requirements, the main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. IFRS 9 will be effective for annual periods beginning on or after 1 January 2015. The standard has not yet been adopted by the EU. The Group is currently evaluating the impact this standard will have on its consolidated financial statements.

In May 2011 the IASB issued IFRS 13 Fair Value Measurement which is effective for annual periods beginning on or after 1 January 2013. The new standard defines fair value and establishes a single framework for measuring fair value where that is required by other standards and introduces consistent requirements for disclosures on fair value measurements. The standard applies to both financial and

Notes to the Consolidated Financial Statements (Continued)

1.     Basis of preparation and accounting policies (Continued)

non-financial assets and liabilities which are measured at fair value. The Group is currently evaluating the impact this standard will have on its consolidated financial statements.

In December 2011 the IASB issued an amendment to IFRS 7 Financial Instruments: Disclosures—Offsetting Financial Assets and Financial Liabilities which is effective for annual reporting periods beginning on or after 1 January, 2013. The new disclosures will require entities to disclose gross amounts subject to rights of set-off, amounts set off in accordance with the accounting standards, and the related net credit exposure. The amendment will not have a significant impact on the Group's consolidated financial statements.

In December 2011 the IASB issued an amendment of IAS 32 Financial Instruments: Presentation which is effective for annual reporting periods beginning on or after 1 January 2014. This amendment to the application guidance in IAS 32 clarifies some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position. The Group is currently evaluating the impact the amendments will have on its consolidated financial statements.

In May 2012 the IASB issued its annual improvements to IFRS (2009-2011 cycle). The effective date of the amendments is 1 January 2013. The Group is currently evaluating the impact the amendments will have on its consolidated financial statements. The amendments, which have not yet been adopted by the EU, are outlined below:

Amendment to IAS 1 Presentation of Financial Statements—Clarification of the requirements for comparative information: The amendment clarifies the difference between voluntary additional comparative information and the minimum required comparative information. Generally, the minimum required comparative period is the previous period. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The additional comparative period does not need to contain a complete set of financial statements. In addition, the opening statement of financial position (known as the third balance sheet) must be presented in the following circumstances: when an entity changes its accounting policies; makes retrospective restatements or makes reclassifications, and that change has a material effect on the statement of financial position. The opening statement would be at the beginning of the preceding period. For example, the beginning of the preceding period for a 31 December 2014 year-end would be 1 January 2013. However, unlike the voluntary comparative information, the related notes are not required to accompany the third balance sheet.

IAS 16 Property, Plant and Equipment—Classification of servicing equipment: The amendment clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory.

IAS 32 Financial Instruments: Presentation—Tax effect of distributions to holders of equity instruments: The amendment clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes. The amendment removes existing income tax requirements from IAS 32 and requires entities to apply the requirements in IAS 12 to any income tax arising from distributions to equity holders.

IAS 34 Interim Financial Reporting—Interim financial reporting and segment information for total assets and liabilities. The amendment clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirements in IFRS 8 Operating Segments. Total assets and liabilities for a particular reportable segment need to be disclosed only when the amounts are regularly provided to the chief operating decision maker and there has been a material change in the total amount disclosed in the entity's previous annual financial statements for that reportable segment.

In June 2012 the IASB issued amendments to IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosures of Interests in Other Entities that are applicable from 1 January 2013. The amendments change the transition guidance to provide relief from full retrospective application such that the requirement to provide adjusted comparative application is limited to the immediate preceding period only. The amendments will not have an impact on the Group's consolidated financial statements as these standards have been early adopted with full retrospective application. The amendments have not been adopted by the EU.

Notes to the Consolidated Financial Statements (Continued)

2.     Exchange rates

The Group's reporting currency is the euro (€). Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheets at the closing exchange rates at 31 December, except for subsidiaries operating in hyperinflationary environment as explained in Note 1. The principal exchange rates used for transaction and translation purposes in respect of one euro are:

	Average 2012	Average 2011	Average 2010	Closing 2012	Closing 2011	Closing 2010
US dollar	1.29	1.40	1.32	1.33	1.31	1.31
UK sterling	0.81	0.87	0.85	0.82	0.83	0.85
Polish zloty	4.18	4.12	4.01	4.09	4.40	3.99
Nigerian naira	200.65	212.90	196.41	206.72	204.79	196.01
Hungarian forint	288.38	279.76	276.38	291.50	306.54	279.30
Swiss franc	1.21	1.23	1.38	1.21	1.22	1.25
Russian rouble	39.84	41.04	40.11	40.42	41.27	39.95
Romanian leu	4.46	4.23	4.22	4.43	4.30	4.29
Ukrainian hryvnia	10.28	11.11	10.49	10.57	10.44	10.50
Czech crown	25.15	24.65	25.31	25.08	25.75	25.27
Serbian dinar	113.08	101.99	103.40	113.46	102.65	105.88

3.     Segmental Analysis

Coca-Cola Hellenic has one business, being the production, sale and distribution of non-alcoholic, ready-to-drink beverages. The Group operates in 28 countries and its financial results are reported in the following three reportable segments:

Established countries:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.
Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.
Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, the Former Yugoslav Republic of Macedonia, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

The Group's operations in each of these segments have similar levels of political and economic stability and development, regulatory environments, growth opportunities, customers and distribution infrastructures. The accounting policies of the Group's reportable segments are the same as those described in Note 1. The Group's Chief Operating Decision Maker is its operating committee, which evaluates performance and allocates resources based on volume, net sales revenue and operating profit.

There are no material amounts of sales or transfers between the Group's segments. In addition there are no customers who represent more than 5% of the total balance of revenue for the Group.

		Year ended 31 December
	Note	2012	2011	2010
		€ million	€ million	€ million
Volume in unit cases(1)
Established		679.4	713.5	731.8
Developing		393.5	399.7	391.7
Emerging		1,011.8	974.2	981.5

Total volume in unit cases		2,084.7	2,087.4	2,105.0

Net sales revenue
Established		2,701.8	2,834.8	2,861.6
Developing		1,148.1	1,161.5	1,140.0
Emerging		3,194.8	2,828.0	2,760.0

Total net sales revenue		7,044.7	6,824.3	6,761.6

Notes to the Consolidated Financial Statements (Continued)

3.     Segmental Analysis (Continued)

		Year ended 31 December
	Note	2012	2011	2010
		€ million	€ million	€ million
Adjusted EBITDA(2)
Established		231.9	343.2	405.0
Developing		76.5	141.1	163.9
Emerging		449.2	367.9	460.1

Total adjusted EBITDA		757.6	852.2	1,029.0

Depreciation and impairment of property, plant and equipment
Established		(136.3)	(137.7)	(134.3)
Developing		(83.4)	(80.4)	(73.0)
Emerging		(188.6)	(171.2)	(173.9)

Total depreciation and impairment of property, plant and equipment	5	(408.3)	(389.3)	(381.2)

Amortisation of intangible assets
Established		(0.6)	(0.8)	(4.5)
Developing		(0.3)	(0.4)	(0.5)
Emerging		(2.1)	(2.0)	(2.1)

Total amortisation of intangible assets		(3.0)	(3.2)	(7.1)

Other non-cash items(3)
Established		(2.5)	(3.3)	(2.4)
Developing		(1.5)	(1.9)	(1.2)
Emerging		(4.6)	(4.2)	(3.1)

Total other non-cash items		(8.6)	(9.4)	(6.7)

(1)
One unit case corresponds to approximately 5.678 litres or 24 servings, being a typically used measure of volume. Volume data is derived from unaudited operational data.

(2)
The Group define adjusted EBITDA as operating profit before deductions for depreciation (included both in cost of goods sold and in operating expenses), impairment of property, plant and equipment, stock option compensation, impairment of intangible assets, amortisation of and adjustments to intangible assets and other non-cash items.

(3)
Other non-cash items comprise adjustments to intangible assets of which were nil in 2012 (2011 and 2010 : nil) (refer to Note 20), losses on available-for-sale financial assets reclassified to the profit and loss from equity of which were nil in 2012 (2011 and 2010: nil) (refer to Note 20), stock option expenses of €6.3m (2011: €8.1m, 2010: €6.7m) (refer to Note 26) and other items of €2.3m (2011: €1.3m, 2010: nil).

		Year ended 31 December
	Note	2012	2011	2010
		€ million	€ million	€ million
Operating profit
Established		92.5	201.4	263.8
Developing		(8.7)	58.4	89.2
Emerging		253.9	190.5	281.0

Total operating profit		337.7	450.3	634.0

Interest expense and finance charges
Established		(76.3)	(94.3)	(106.2)
Developing		(2.5)	(2.2)	(2.0)
Emerging		(32.1)	(34.8)	(21.4)
Corporate		(131.3)	(146.7)	(153.1)
Inter segment interest expense		141.4	173.5	200.3

Total interest expense and finance charges	21	(100.8)	(104.5)	(82.4)

Notes to the Consolidated Financial Statements (Continued)

3.     Segmental Analysis (Continued)

		Year ended 31 December
	Note	2012	2011	2010
		€ million	€ million	€ million
Finance income
Established		16.9	38.9	49.5
Developing		1.2	1.4	2.4
Emerging		25.5	22.9	15.6
Corporate		108.2	119.0	139.7
Inter segment finance income		(141.4)	(173.5)	(200.3)

Total finance income	21	10.4	8.7	6.9

Income tax expense
Established		(29.5)	(49.1)	(73.6)
Developing		(3.3)	(12.6)	(22.4)
Emerging		(26.9)	(29.0)	(39.8)
Corporate		(5.5)	(8.1)	(2.0)

Total income tax expense	22	(65.2)	(98.8)	(137.8)

Reconciling items
Net foreign exchange translation losses	21	(0.3)	0.6	(0.4)
Share of results of equity method investments	6	11.6	9.4	10.4

Profit after tax		193.4	265.7	430.7

Expenditure on non-current assets(4)
Established		123.5	117.1	117.9
Developing		46.4	46.5	61.0
Emerging		225.6	200.3	203.4

Total expenditure on non-current assets		395.5	363.9	382.3

(4)
Total additions of property, plant and equipment for the year ended 31 December 2012 were €468.4.m (2011: €396.2m, 2010: €436.4m).

Corporate line refers to holding, finance and other non-operating subsidiaries of the Group.

The net sales revenue from external customers and the balance of long-lived assets attributed to Greece (the Group's country of domicile), Russia, Italy and Switzerland (whose revenues from external customers or long-lived assets are significant compared to the combined Group revenues from external customers or long-lived assets) and the total of all other countries, as well as the entire Group, were as follows for the years ended 31 December:

	Year ended 31 December
	2012	2011	2010
	€ million	€ million	€ million
Net sales revenue from external customers
Greece	450.8	526.9	604.9
Russia	1,461.4	1,201.4	1,138.6
Italy	1,099.0	1,133.1	1,135.2
Switzerland	426.1	434.8	379.8
All countries, other than Greece, Russia, Italy and Switzerland	3,607.4	3,528.1	3,503.1

Total net sales revenue from external customers	7,044.7	6,824.3	6,761.6

Notes to the Consolidated Financial Statements (Continued)

3.     Segmental Analysis (Continued)

	2012	2011	2010
	€ million	€ million	€ million
Non-current assets(5)
Greece	159.8	175.2	194.2
Russia	840.0	817.6	850.5
Italy	1,059.8	1,072.3	1,091.6
Switzerland	516.6	520.6	501.2
All countries, other than Greece, Russia, Italy and Switzerland	2,455.4	2,393.6	2,437.0

Total non-current assets	5,031.6	4,979.3	5,074.5

(5)
Excluding financial instruments, equity method investments and deferred tax assets.

4.     Intangible assets

	Goodwill	Franchise agreements	Trademarks	Other intangible assets	Total
	€ million	€ million	€ million	€ million	€ million
Cost
As at 1 January 2012	1,880.7	156.8	78.8	24.1	2,140.4
Foreign currency translation	11.1	(0.2)	1.3	—	12.2

As at 31 December 2012	1,891.8	156.6	80.1	24.1	2,152.6

Amortisation
As at 1 January 2012	182.4	—	7.8	14.8	205.0
Charge for the year	—	—	1.1	1.9	3.0

As at 31 December 2012	182.4	—	8.9	16.7	208.0

Net book value as at 1 January 2012	1,698.3	156.8	71.0	9.3	1,935.4

Net book value as at 31 December 2012	1,709.4	156.6	71.2	7.4	1,944.6

Cost
As at 1 January 2011	1,895.4	157.7	80.5	27.2	2,160.8
Disposal of subsidiary	(13.5)	—	—	(2.9)	(16.4)
Intangibles assets arising on current year acquisitions	2.7	—	0.2	—	2.9
Foreign currency translation	(3.9)	(0.9)	(1.9)	(0.2)	(6.9)

As at 31 December 2011	1,880.7	156.8	78.8	24.1	2,140.4

Amortisation
As at 1 January 2011	185.3	—	7.2	13.7	206.2
Charge for the year	—	—	0.6	2.6	3.2
Disposal of subsidiary	(2.9)	—	—	(1.5)	(4.4)

As at 31 December 2011	182.4	—	7.8	14.8	205.0

Net book value as at 1 January 2011	1,710.1	157.7	73.3	13.5	1,954.6

Net book value as at 31 December 2011	1,698.3	156.8	71.0	9.3	1,935.4

Cost
As at 1 January 2010	1,829.7	136.7	75.2	22.6	2,064.2
Additions	—	21.8	—	5.9	27.7
Disposals	—	—	—	(1.3)	(1.3)
Foreign currency translation	65.7	(0.8)	5.3	—	70.2

As at 31 December 2010	1,895.4	157.7	80.5	27.2	2,160.8

Notes to the Consolidated Financial Statements (Continued)

4.     Intangible assets (Continued)

	Goodwill	Franchise agreements	Trademarks	Other intangible assets	Total
	€ million	€ million	€ million	€ million	€ million
Amortisation
As at 1 January 2010	185.3	—	6.6	10.5	202.4
Charge for the year	—	—	0.6	3.6	4.2
Disposals	—	—	—	(0.4)	(0.4)

As at 31 December 2010	185.3	—	7.2	13.7	206.2

Net book value as at 1 January 2010	1,644.4	136.7	68.6	12.1	1,861.8

Net book value as at 31 December 2010	1,710.1	157.7	73.3	13.5	1,954.6

Goodwill is allocated to each of the Group's cash-generating units expected to benefit from the business combination in which the goodwill arose. Other indefinite-lived intangible assets are also allocated to the Group's cash-generating units expected to benefit from those intangibles.

The following table sets forth the carrying value of intangible assets subject to and not subject to amortisation:

	2012	2011	2010
	€ million	€ million	€ million
Intangible assets not subject to amortisation
Goodwill	1,709.4	1,698.3	1,710.1
Franchise agreements	156.6	156.8	157.7
Trademarks	71.0	69.9	72.3

	1,937.0	1,925.0	1,940.1
Intangible assets subject to amortisation
Trademarks	0.2	1.1	1.0
Water rights	6.7	6.9	7.4
Other intangible assets	0.7	2.4	6.1

	7.6	10.4	14.5

Total intangible assets	1,944.6	1,935.4	1,954.6

The following table sets forth the carrying value of goodwill and other indefinite lived intangible assets for those cash-generating units that are considered significant in comparison with the Group's total carrying value of goodwill and other indefinite-lived intangible assets, as at 31 December 2012.

	Goodwill	Franchise agreements	Total
	€ million	€ million	€ million
Italy	625.2	126.9	752.1
Switzerland	381.0	—	381.0
Total Ireland	288.9	—	288.9

Total	1,295.1	126.9	1,422.0

The Group conducts a test for impairment of goodwill and indefinite-lived intangible assets in accordance with IAS 36 Impairment of Assets annually and whenever there is an indication of impairment. No impairment was indicated from the impairment tests of 2012, 2011 and 2010.

The recoverable amount of each operation was determined through a value-in-use calculation. That calculation uses cash flow projections based on financial budgets approved by the board of directors covering a three-year period and cash projections for two additional years. Cash flow projections for years four to five were projected by management based on operation and market specific high-level assumptions including growth rates, discount rates and forecasted selling prices and direct costs.

Notes to the Consolidated Financial Statements (Continued)

Management determined gross margins based on past performance, expectations for the development of the market and expectations about raw material costs. The growth rates used in perpetuity reflect the forecasts in line with management beliefs. These forecasts exceeded, in some cases, those expected for the industry in general, due to the strength of our brand portfolio. Management estimates discount rates using rates that reflect current market assessments of the time value of money and risks specific to the countries of operation.

For those countries that are considered significant in comparison with the Group's total carrying value of goodwill and other indefinite-lived intangible assets, as at 31 December 2012, cash flows beyond the five-year period (the period in perpetuity) have been extrapolated using the following estimated growth and discount rates:

	Growth rate in perpetuity		Discount rate
	2012	2011	2012	2011
	%	%	%	%
Italy	2.5	3.0	8.5	9.9
Switzerland	1.0	1.5	6.4	6.2
Total Ireland	2.0	2.0	8.2	9.0

In Italy, the recoverable amount calculated based on value in use exceeded carrying value by €226.1 m. Any one of a reduction in the average gross profit margin of 1.7%, a fall in the revenue growth rate in perpetuity of 1.6%, or a rise in the weighted average discount rate of 1.3% would remove the remaining headroom. In Ireland, the headroom was €74.7 m. Any one of a reduction in the average gross profit margin of 1.7%, a fall in the revenue growth rate in perpetuity of 1.4% or a rise in the weighted average discount rate of 1.0% would remove the remaining headroom.

5.     Property, plant and equipment

	Land and buildings	Plant and equipment	Returnable containers	Assets under construction	Total
	€ million	€ million	€ million	€ million	€ million
Cost
As at 1 January 2012	1,459.6	3,691.5	359.0	156.6	5,666.7
Additions	7.5	160.6	45.2	255.1	468.4
Disposals	(6.7)	(151.8)	(18.9)	—	(177.4)
Classified to assets held for sale (refer to Note 13)	(9.4)	—	—	—	(9.4)
Reclassifications	51.7	225.0	0.2	(276.9)	—
Foreign currency translation	12.8	24.8	(1.2)	0.2	36.6
Effect of hyperinflation	0.5	3.8	—	(0.2)	4.1

As at 31 December 2012	1,516.0	3,953.9	384.3	134.8	5,989.0

Depreciation and impairment
As at 1 January 2012	305.3	2,211.7	151.6	—	2,668.6
Charge for the year	38.6	308.8	27.9	—	375.3
Impairment	17.6	13.4	2.0	—	33.0
Disposals	(4.4)	(127.0)	(17.1)	—	(148.5)
Foreign currency translation	2.7	13.7	(0.3)	—	16.1
Effect of hyperinflation	0.1	3.0	—	—	3.1

As at 31 December 2012	359.9	2,423.6	164.1	—	2,947.6

Net book value as at 1 January 2012	1,154.3	1,479.8	207.4	156.6	2,998.1

Net book value as at 31 December 2012	1,156.1	1,530.3	220.2	134.8	3,041.4

Notes to the Consolidated Financial Statements (Continued)

5.     Property, plant and equipment (Continued)

	Land and buildings	Plant and equipment	Returnable containers	Assets under construction	Total
	€ million	€ million	€ million	€ million	€ million
Cost
As at 1 January 2011	1,437.0	3,584.3	337.8	162.4	5,521.5
Additions	7.5	162.9	45.3	180.4	396.1
Arising on acquisitions	0.7	—	—	—	0.7
Disposals	(8.0)	(112.3)	(18.5)	—	(138.8)
Disposal of subsidiary	(0.2)	(9.1)	—	—	(9.3)
Reclassified from assets held for sale (refer to Note 13)	—	5.9	—	—	5.9
Reclassifications	48.5	134.8	0.2	(183.5)	—
Foreign currency translation	(26.8)	(83.9)	(5.8)	(2.9)	(119.4)
Effect of hyperinflation	0.9	8.9	—	0.2	10.0

As at 31 December 2011	1,459.6	3,691.5	359.0	156.6	5,666.7

Depreciation and impairment
As at 1 January 2011	274.4	2,040.7	134.1	—	2,449.2
Charge for the year	38.8	296.4	33.1	—	368.3
Impairment	2.5	15.2	3.3	—	21.0
Disposals	(4.8)	(100.4)	(16.7)	—	(121.9)
Disposal of subsidiary	(0.1)	(2.7)	—	—	(2.8)
Reclassified from assets held for sale (refer to Note 13)	—	4.1	—	—	4.1
Foreign currency translation	(5.7)	(47.0)	(2.2)	—	(54.9)
Effect of hyperinflation	0.2	5.4	—	—	5.6

As at 31 December 2011	305.3	2,211.7	151.6	—	2,668.6

Net book value as at 1 January 2011	1,162.6	1,543.6	203.7	162.4	3,072.3

Net book value as at 31 December 2011	1,154.3	1,479.8	207.4	156.6	2,998.1

Cost
As at 1 January 2010	1,258.9	3,252.7	289.2	250.9	5,051.7
Additions	15.5	161.6	40.9	218.4	436.4
Disposals	(8.5)	(139.7)	(6.5)	—	(154.7)
Reclassified from assets held for sale (refer to Note 13)	—	1.5	—	—	1.5
Classified to assets held for sale (refer to Note 13)	(1.3)	(0.7)	—	—	(2.0)
Reclassifications	130.7	198.8	0.1	(329.6)	—
Foreign currency translation	41.7	110.1	14.1	22.7	188.6

As at 31 December 2010	1,437.0	3,584.3	337.8	162.4	5,521.5

Depreciation
As at 1 January 2010	232.8	1,818.4	91.1	—	2,142.3
Charge for the year	38.9	298.2	44.1	—	381.2
Disposals	(5.7)	(134.5)	(6.6)	—	(146.8)
Reclassified from assets held for sale (refer to Note 13)	—	0.5	—	—	0.5
Classified to assets held for sale (refer to Note 13)	(0.1)	(0.1)	—	—	(0.2)
Foreign currency translation	8.5	58.2	5.5	—	72.2

As at 31 December 2010	274.4	2,040.7	134.1	—	2,449.2

Net book value as at 1 January 2010	1,026.1	1,434.3	198.1	250.9	2,909.4

Net book value as at 31 December 2010	1,162.6	1,543.6	203.7	162.4	3,072.3

Assets under construction at 31 December 2012 include advances for equipment purchases of €20.8m (2011: €16.5m, 2010: €46.8m). Impairment of Property, Plant and Equipment of €33.0m (2011: €21.0m) relates to restructuring initiatives of €11.5m, €20.1m and €1.4m in the established, developing and emerging segments respectively (2011: €11.5m, €8.9m, €0.6m respectively). Refer also to note 20(c).

Notes to the Consolidated Financial Statements (Continued)

5.     Property, plant and equipment (Continued)

Included in property, plant and equipment are assets held under finance leases, where the Group is the lessee, as follows:

	2012	2011	2010
	€ million	€ million	€ million
As at 1 January	161.0	235.0	251.5
Additions	42.0	4.3	62.8
Disposals	(36.8)	(53.5)	(47.8)
Depreciation charge	(15.6)	(22.4)	(31.4)
Foreign currency translation	7.1	(2.4)	(0.1)

As at 31 December	157.7	161.0	235.0

Assets held under finance leases have been pledged as security in relation to the liabilities under the finance leases. The net book value of land and buildings held under finance leases as at 31 December 2012 was €48.9m (2011: €44.7m, 2010: €42.0m). The net book value of plant and equipment held under finance leases as at 31 December 2012 was €108.8m (2011: €116.3m, 2010: €193.0m).

6.     Equity method investments and joint operations

(a)
Investments in associates

Summarised financial information of our investments in associates is as follows:

	2012	2011	2010
	€ million	€ million	€ million
Carrying amount	16.6	16.5	15.4
Share of profit	2.0	1.7	2.4
Share of other comprehensive income	(0.1)	(0.6)	1.0

Share of total comprehensive income	1.9	1.1	3.4

Included in investment in associates is the Group's investment in Frigoglass Industries Limited. Nigerian Bottling Company plc holds an interest in Frigoglass of 23.9% (2011 and 2010: 23.9% respectively). The Group has a 100% (2011: 100% and 2010: 66.4%) interest in Nigerian Bottling Company plc therefore the Group has an effective interest in Frigoglass of 24% (2011: 24% and 2010: 16%). There are restrictive controls on the movement of funds out of Nigeria.

Changes in the carrying amounts of investments in associates are as follows:

	2012	2011	2010
	€ million	€ million	€ million
As at 1 January	16.5	15.4	13.8
Share of results of equity method investments	2.0	1.7	2.4
Return of capital from associates	(1.8)	—	(1.8)
Foreign currency translation	(0.1)	(0.6)	1.0

As at 31 December	16.6	16.5	15.4

(b)
Investments in joint ventures

The Group has a material joint venture with Heineken that is conducted through a number of legal entities, being the Brewinvest S.A. Group of companies and the BrewTech B.V. Group of companies. As such the joint venture is structured through separate vehicles and provides the Group with rights to their net assets. The Brewinvest S.A. Group of companies is engaged in the bottling and distribution of beer in Bulgaria. Brewinvest S.A. is incorporated in Greece and the Group owns 50% (2011 and 2010: 50% respectively) of its share capital. The BrewTech B.V. Group of companies is engaged in the bottling and distribution of soft drinks and beer in the Former Yugoslav Republic of Macedonia. In 2010, 2011 and up until April 2012 BrewTech B.V. Group formed part of the Brewinvest S.A. Group. BrewTech B.V. is incorporated in the Netherlands and the Group owns 50% of its share capital.

Notes to the Consolidated Financial Statements (Continued)

6.     Equity method investments and joint operations (Continued)

Summarised financial information of our material joint venture is as follows (the information below reflects the amount presented in the IFRS financial statements of the joint venture, and not our share in those amounts):

	2012	2011	2010
	€ million	€ million	€ million
Summarised balance sheet:
Cash and cash equivalents	11.4	55.2	36.0
Other current assets (excluding cash)	15.4	17.4	20.6
Total current assets	26.8	72.6	56.6
Financial liabilities (excluding trade payables)	—	—	(7.8)
Other current liabilities (including trade payables)	(27.2)	(26.6)	(26.2)
Total current liabilities	(27.2)	(26.6)	(34.0)
Non-current assets	215.2	113.4	117.8
Non-current financial liabilities	—	(0.2)	(0.2)
Non-current other liabilities	(0.2)	(1.0)	(1.0)
Total non-current liabilities	(0.2)	(1.2)	(1.2)
Net assets	214.6	158.2	139.2
Summarised statement of comprehensive income:
Revenue	126.4	117.2	118.2
Depreciation and amortization	(11.6)	(12.8)	(15.8)
Interest income	1.8	2.6	1.2
Interest expense	(1.0)	(0.2)	(0.6)
Profit before tax	24.4	22.8	25.0
Income tax expense	(3.0)	(2.7)	(2.6)
Profit after tax	21.4	20.2	22.4
Other comprehensive income	—	—	—
Total comprehensive income	21.4	20.2	22.4
Reconciliation of net assets to carrying amount
Closing net assets	214.6	158.2	139.2
Interest in JV @ 50%	107.3	79.1	69.6
Goodwill	16.9	16.9	—
Non controlling interest	(2.0)	(2.1)	(23.0)

Carrying value	122.2	93.9	46.6

Summarised financial information of our investment in other joint ventures is as follows:

	2012	2011	2010
	€ million	€ million	€ million
Carrying amount	29.7	31.3	29.8
Share of profit	(1.0)	0.2	(0.7)
Share of other comprehensive income	(0.7)	—	(0.1)

Share of total comprehensive income	(1.7)	0.2	(0.8)

Changes in the carrying amounts of investments in joint ventures are as follows:

	2012	2011	2010
	€ million	€ million	€ million
As at 1 January	125.2	76.4	74.4
Capital injections	—	1.6	2.8
Purchases of additional share	20.8	39.8	—
Disposals	—	(0.3)	—
Share of results of equity method investments	9.6	7.7	8.0
Return of capital from joint ventures	—	—	(8.7)
Dividends	(3.0)	—	—
Foreign currency translation	(0.7)	—	(0.1)

As at 31 December	151.9	125.2	76.4

Notes to the Consolidated Financial Statements (Continued)

6.     Equity method investments and joint operations (Continued)

Purchases of additional share relates to purchase of non-controlling interest in A.D. Pivara Skopje, the beer and alcohol-free beverages subsidiary of BrewTech B.V. in FYROM.

(c)
Investments in joint operations

The Group has a 50% interest in the Multon Z.A.O. Group of companies ("Multon"). Multon is engaged in the production and distribution of juices in Russia and is classified as a joint operation as the arrangement gives the Group right to the assets and obligations for the liabilities relating to the joint arrangement.

Other joint operations of the Group comprise mainly of a 50% interest in each of several water businesses including, Romerquelle, Fonti Del Vulture, Dorna, Multivita, Valser and Vlasinka which are engaged in the production and distribution of water in Austria, Italy, Romania, Poland, Switzerland and Serbia respectively.

7.     Available-for-sale financial assets

Movements in available-for-sale financial assets are as follows:

	2012	2011	2010
	€ million	€ million	€ million
As at 1 January	1.2	1.6	17.5
Purchases	0.4	0.1	0.3
Disposals	(0.1)	(0.1)	(16.7)
Unrealised gains/(losses) on available-for-sale financial assets	0.2	(0.4)	0.5

As at 31 December	1.7	1.2	1.6

Available-for-sale financial assets relate to listed equities €1.0m (2011: €0.7m and 2010: €1.3m respectively) and other unlisted equities of €0.7m (2011: €0.5m and 2010: €0.3m respectively). The fair values of available-for-sale financial assets are based on quoted market prices, where available, or discounted cash flow projections where quoted market prices are unavailable.

8.   Financial Instrument

Categories of financial instruments at 31 December were as follows:

2012

Assets	Loans and receivables	Assets at FVTPL	Derivatives used for hedging	Held-to- maturity	Available- for-sale	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Investments	—	—	—	1.6	1.7	3.3
Derivative financial instruments	—	1.0	48.4	—	—	49.4
Trade and other receivables excluding prepayments	964.5	—	—	—	—	964.5
Cash and cash equivalents	439.1	—	—	—	—	439.1

Total	1,403.6	1.0	48.4	1.6	1.7	1,456.3

Notes to the Consolidated Financial Statements (Continued)

8.   Financial Instrument (Continued)

Liabilities	Liabilities held at amortised cost	Liabilities at FVTPL	Derivatives used for hedging	Total
	€ million	€ million	€ million	€ million
Trade and other payables excluding provisions and derivative liabilities	1,468.3	—	—	1,468.3
Borrowings	2,159.7	—	—	2,159.7
Derivative financial instruments	—	74.4	79.7	154.1

Total	3,628.0	74.4	79.7	3,782.1

2011

Assets	Loans and receivables	Assets at FVTPL	Derivatives used for hedging	Held-to- maturity	Available- for-sale	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Investments	—	—	—	1.6	1.2	2.8
Derivative financial instruments	—	3.9	81.3	—	—	85.2
Trade and other receivables excluding prepayments	1,017.7	—	—	—	—	1,017.7
Cash and cash equivalents	447.4	—	—	—	—	447.4

Total	1,465.1	3.9	81.3	1.6	1.2	1,553.1

Liabilities	Liabilities held at amortised cost	Liabilities at FVTPL	Derivatives used for hedging	Total
	€ million	€ million	€ million	€ million
Trade and other payables excluding provisions and derivative liabilities	1,482.7	—	—	1,482.7
Borrowings	2,261.3	—	—	2,261.3
Derivative financial instruments	—	63.6	71.4	135.0

Total	3,744.0	63.6	71.4	3,879.0

2010

Assets	Loans and receivables	Assets at FVTPL	Derivatives used for hedging	Held-to- maturity	Available- for-sale	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Investments	—	—	—	1.7	1.6	3.3
Derivative financial instruments	—	0.7	76.6	—	—	77.3
Trade and other receivables excluding prepayments	1,006.3	—	—	—	—	1,006.3
Cash and cash equivalents	306.7	—	—	—	—	306.7

Total	1,313.0	0.7	76.6	1.7	1.6	1,393.6

Liabilities	Liabilities held at amortised cost	Liabilities at FVTPL	Derivatives used for hedging	Total
	€ million	€ million	€ million	€ million
Trade and other payables excluding provisions and derivative liabilities	1,427.0	—	—	1,427.0
Borrowings	2,194.0	—	—	2,194.0
Derivative financial instruments	—	72.7	67.5	140.2

Total	3,621.0	72.7	67.5	3,761.2

Notes to the Consolidated Financial Statements (Continued)

8.   Financial Instrument (Continued)

The derivative financial instruments are included in the Group's balance sheet as follows:

	As at 31 December 2012
	Assets	Liabilities
	€ million	€ million
Current
Current
Foreign currency forward contracts	1.4	(4.9)
Foreign currency option contracts	0.9	—
Cross-currency swap contracts	—	(67.8)
Commodity swap contracts	—	(5.8)
Interest rate swap contracts	11.3	—

Total current	13.6	(78.5)

Non-current
Interest rate swap contracts	35.8	—
Cross-currency swap contracts	—	(75.6)

Total non-current	35.8	(75.6)

At 31 December 2011
Current
Foreign currency forward contracts	13.9	(2.4)
Foreign currency option contracts	1.8	(0.4)
Commodity swap contracts	—	(1.4)

Total current	15.7	(4.2)

Non-current
Interest rate swap contracts	69.5	—
Cross-currency swap contracts	—	(130.8)

Total non-current	69.5	(130.8)

At 31 December 2010
Current
Foreign currency forward contracts	2.6	(4.1)
Foreign currency option contracts	1.6	—

Total current	4.2	(4.1)

Non-current
Interest rate swap contracts	73.1	—
Cross-currency swap contracts	—	(136.1)

Total non-current	73.1	(136.1)

As at 31 December 2012, other receivables of €23.5m (2011: €26.3m, 2010: €11.6m) served as collateral for net open position of interest rate and cross currency swap derivative financial instruments. The collateral resets monthly and earns interest based on Euro Overnight Index Average (EONIA) rate.

Notes to the Consolidated Financial Statements (Continued)

8.   Financial Instrument (Continued)

  Net fair values of derivative financial instruments

(a)   Cash flow hedges

The fair values of derivative financial instruments as at 31 December designated as cash flow hedges were:

	2012	2011	2010
	€ million	€ million	€ million
Contracts with positive fair values
Foreign currency forward contracts	0.6	9.8	0.6
Foreign currency option contracts	0.7	1.4	1.2
Interest rate swap contracts	35.8	43.8	37.7

	37.1	55.0	39.5

Contracts with negative fair values
Foreign currency forward contracts	(3.6)	(1.5)	(3.4)
Cross currency swap contracts	(75.6)	(69.9)	(63.5)

	(79.2)	(71.4)	(66.9)

Cash flows from the Group's cash flow hedges at 31 December 2012 are expected to occur and, accordingly, affect profit or loss in 2013, except for the combined interest rate/cross currency swap hedging contracts used for the US$400.0m bond for which cash flows are expected to occur and affect profit or loss up to 2015.

(b)   Fair value hedges

The fair values of derivative financial instruments at 31 December designated as fair value hedges were:

	2012	2011	2010
	€ million	€ million	€ million
Contracts with positive fair values
Foreign currency forward contracts	—	0.6	1.7
Interest rate swap contracts	11.3	25.7	35.4

	11.3	26.3	37.1

Contracts with negative fair values
Foreign currency forward contracts	(0.5)	—	(0.6)

(c)   Undesignated hedges

The fair values of derivative financial instruments at 31 December for which hedge accounting has not been applied, were:

	2012	2011	2010
	€ million	€ million	€ million
Contracts with positive fair values
Foreign currency forward contracts	0.8	3.5	0.3
Foreign currency option contracts	0.2	0.4	0.4

	1.0	3.9	0.7

Contracts with negative fair values
Foreign currency forward contracts	(0.8)	(0.9)	(0.1)
Foreign currency option contracts	—	(0.4)	—
Cross-currency swap contracts	(67.8)	(60.9)	(72.6)
Commodity swap contracts	(5.8)	(1.4)	—

	(74.4)	(63.6)	(72.7)

Notes to the Consolidated Financial Statements (Continued)

8.   Financial Instrument (Continued)

Foreign currency forward contracts and foreign currency option contracts

The Company uses a combination of foreign currency forward contracts and foreign currency option contracts to hedge foreign exchange transaction exposures. The notional principal amounts of the outstanding foreign currency forward contracts at 31 December 2012 totaled €339.7m (2011: €419.3m, 2010: €246.0m). The notional principal amounts of the outstanding foreign currency option contracts at 31 December 2012 totaled €108.2m (2011: €64.3m, 2010: €158.0m).

Commodity swap contracts

The Group purchases sugar and aluminium on an ongoing basis to meet its operational needs. The increased volatility in commodity prices led to the decision to enter into commodity swap contracts since August 2011.

These contracts which economically hedge sugar and aluminium can purchases, are expected to reduce volatility of cash flows (in respect of sugar and aluminium purchases attributable to the fluctuation of the sugar and aluminium price) for a period up to 36 months in accordance with the Group's risk management policy (see Note 30).

The notional principal amounts of the outstanding commodity swap contracts at 31 December 2012 totaled €56.4m (2011: €40.9m, 2010: nil).

Interest rate swap contracts

The Group uses interest rate swap contracts to hedge its exposure to changes in the fair value of its debt (refer to Notes 15 and 30), as well as to hedge the foreign exchange cash flow exposure on the $400.0m fixed rate debt. The notional principal amounts of the outstanding interest rate swap contracts totaled $900.0m (2011: $900.0m, 2010: $900.0m). In June and July 2010 the Group adjusted its interest rate profile by unwinding the euro denominated interest rate swap contracts with an aggregate notional principal amount of €792.5m, maturing in 2011 and 2014. As a result an amount of €1.4m was credited to the income statement, in the interest expense line, in 2010.

The interest rate swap contracts outstanding at 31 December 2012 can be summarised as follows:

Currency	Amount million	Start date	Maturity date	Receive fixed rate	Pay floating rate
US dollar	500.0	17 September 2003	17 September 2013	5.125%	Libor + margin
US dollar	400.0	17 September 2003	17 September 2015	5.500%	Libor + margin

	900.0

Repricing dates for all US dollar denominated interest rate swap contracts are the 17th of March and the 17th of September annually until maturity.

Cross-currency swap contracts

The Group entered into cross-currency swap contracts to cover the currency risk related to its US dollar denominated debt (refer to Notes 15 and 30). At 31 December 2012 the fair value of the cross-currency swap contracts represented a liability of €143.4m (2011: €130.8m, 2010: €136.1m). The cross-currency swap contracts are recorded as both short-term and long-term liabilities to match the maturities of the underlying notes. The €12.6m loss (2011: €5.3m gain, 2010: €39.3m gain) on the cross-currency swap contracts during 2012 was almost fully offset by the €12.5m gain, (2011: €21.1m loss, 2010: €44.9m loss) recorded on the translation of the US dollar-denominated debt to euro.

Part of the restructuring of the Group's interest rate profile which took place in June and July 2010 was the change of the interest rate conditions of the paying leg of the cross currency swap contracts maturing in 2015 from Euribor plus margin to a fixed rate.

Notes to the Consolidated Financial Statements (Continued)

8.   Financial Instrument (Continued)

The notional principal amounts of the outstanding cross-currency swap contracts at 31 December 2012 totaled €803.9m (2011: €803.9m, 2010: €803.9m). The cross-currency swap contracts outstanding at 31 December 2012 are summarised as follows:

US$ million	€ million	Start date	Maturity date	Receive floating rate	Pay rate
500.0	446.8	17 September 2003	17 September 2013	Libor + margin	Euribor + margin
250.0	223.2	17 September 2003	17 September 2015	Libor + margin	2.718%
100.0	89.3	17 September 2003	17 September 2015	Libor + margin	2.750%
50.0	44.6	17 September 2003	17 September 2015	Libor + margin	2.675%

900.0	803.9

Repricing dates for all US dollar denominated cross currency swap contracts are the 17th of March and the 17th of September annually until maturity.

	Ineffectiveness charged/ (credited) to the profit and loss	Fair value and undesignated hedges charged/ (credited) to the profit and loss	Losses released from equity to the profit and loss	Cash flow hedges losses/ (gains) taken to equity
	€ million	€ million	€ million	€ million
Derivatives
Interest rate swap contracts for fair value hedging	0.7	14.4	—	—
Interest rate and Cross currency swap contracts for cash flow hedging	7.2	—	1.2	8.2
Foreign currency forward contracts/Foreign currency option contracts	—	3.5	8.3	14.7
Commodity swap contracts	—	4.4	—	—
Hedged items
Borrowings	—	(14.4)	—	(15.4)
Forecast transactions	—	—	—	(14.7)
Other foreign currency assets/liabilities	—	(1.1)	—	—

Total	7.9	6.8	9.5	(7.2)

Debited/(credited) in
Operating expenses	—	2.4	9.5
Cost of goods sold	—	4.4	—
Interest expense	7.9	—	—

Total	7.9	6.8	9.5

31 December 2011
Derivatives
Interest rate swap contracts for fair value hedging	1.1	9.7	—	—
Interest rate and Cross currency swap contracts for cash flow hedging	5.5	—	—	9.7
Foreign currency forward contracts / Foreign currency option contracts	—	(1.5)	3.1	(15.0)
Commodity swap contracts	—	1.4	—	—
Hedged items
Borrowings	—	(9.7)	—	(15.2)
Forecast transactions	—	—	—	15.0
Other foreign currency assets / liabilities	—	(0.5)	—	—

Total	6.6	(0.6)	3.1	(5.5)

Notes to the Consolidated Financial Statements (Continued)

8.   Financial Instrument (Continued)

	Ineffectiveness charged/ (credited) to the profit and loss	Fair value and undesignated hedges charged/ (credited) to the profit and loss	Losses released from equity to the profit and loss	Cash flow hedges losses/ (gains) taken to equity
	€ million	€ million	€ million	€ million
Debited/(credited) in
Operating expenses	—	(2.0)	3.1
Cost of goods sold	—	1.4	—
Interest expense	6.6	—	—

Total	6.6	(0.6)	3.1

31 December 2010
Derivatives
Interest rate swap contracts for fair value hedging	(3.8)	27.7	—	—
Interest rate and Cross currency swap contracts for cash flow hedging	2.8	—	—	8.3
Foreign currency forward contracts /
Foreign currency option contracts	—	(0.9)	2.0	3.0
Hedged items
Borrowings	—	(27.7)	—	(11.1)
Forecast transactions	—	—	—	(3.0)
Other foreign currency assets / liabilities	—	0.3	—	—

Total	(1.0)	(0.6)	2.0	(2.8)

(Credited)/debited in
Operating expenses	—	(0.6)	2.0
Interest expense	(1.0)	—	—

Total	(1.0)	(0.6)	2.0

9.     Deferred Tax

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities, when the deferred taxes are levied by the same fiscal authority on either the taxable entity or different taxable entities, and there is an intention to settle the balances on a net basis. The following amounts, after off-setting balances within the same tax jurisdiction where applicable, are shown in the consolidated balance sheet:

	2012	2011	2010
	€ million	€ million	€ million
Deferred tax assets	40.1	35.1	34.8
Deferred tax liabilities	(177.4)	(172.1)	(165.2)

Total deferred tax	(137.3)	(137.0)	(130.4)

The gross amounts of deferred tax assets and liabilities are as follows:

	2012	2011	2010
	€ million	€ million	€ million
Deferred tax assets
To be recovered after more than 12 months	66.7	72.4	68.8
To be recovered within 12 months	99.4	86.5	94.6

	166.1	158.9	163.4

Deferred tax liabilities
To be recovered after more than 12 months	(296.0)	(288.8)	(286.5)
To be recovered within 12 months	(7.4)	(7.1)	(7.3)

	(303.4)	(295.9)	(293.8)

Deferred tax liabilities (net)	(137.3)	(137.0)	(130.4)

Notes to the Consolidated Financial Statements (Continued)

9.     Deferred Tax (Continued)

The movements in deferred tax assets and liabilities during the year, after off-setting balances within the same tax jurisdiction where applicable, are as follows:

	2012	2011	2010
	€ million	€ million	€ million
As at 1 January	(137.0)	(130.4)	(102.1)
Taken to the income statement (refer to Note 22)	(4.8)	(13.5)	(31.2)
Taken to equity	5.5	4.3	(1.0)
Pre-acquisition deferred tax assets in connection with acquisition of CCB, recognised subsequent to business combination (refer to Note 20 and Note 22)	—	—	10.2
Arising on prior year acquisitions	—	0.1	—
Arising on disposal of subsidiary	—	0.7	—
Foreign currency translation	(1.0)	1.8	(6.3)

As at 31 December	(137.3)	(137.0)	(130.4)

The movements in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction where applicable, are as follows:

Deferred tax liabilities	Tax in excess of book depreciation	Assets impairment	Capital investment incentives	Derivative instruments	Other deferred tax liabilities	Total
	€ million	€ million	€ million	€ million	€ million	€ million
As at 1 January 2010	(240.4)	(2.9)	(2.2)	0.6	(11.5)	(256.4)
Taken to the income statement	(26.9)	(0.2)	—	—	(0.6)	(27.7)
Taken to equity	—	—	—	0.2	(0.4)	(0.2)
Transfers between assets/liabilities	—	—	—	—	2.6	2.6
Foreign currency translation	(11.3)	0.1	—	—	(0.9)	(12.1)

As at 31 December 2010	(278.6)	(3.0)	(2.2)	0.8	(10.8)	(293.8)
Taken to the income statement	(13.9)	3.0	—	—	2.9	(8.0)
Taken to equity	—	—	—	(2.8)	(0.8)	(3.6)
Arising on disposal of subsidiary	0.7	—	—	—	—	0.7
Transfers between assets/liabilities	0.5	—	—	—	2.8	3.3
Foreign currency translation	4.9	—	—	—	0.6	5.5

As at 31 December 2011	(286.4)	—	(2.2)	(2.0)	(5.3)	(295.9)
Taken to the income statement	(8.2)	—	—	(1.0)	—	(9.2)
Taken to equity	—	—	—	1.0	(0.2)	0.8
Transfers between assets/liabilities	4.3	—	—	—	(1.0)	3.3
Foreign currency translation	(2.4)	—	—	—	—	(2.4)

As at 31 December 2012	(292.7)	—	(2.2)	(2.0)	(6.5)	(303.4)

Notes to the Consolidated Financial Statements (Continued)

9.     Deferred Tax (Continued)

Deferred tax assets	Book in excess of tax depreciation	Provisions	Tax losses carry-forward	Leasing	Pensions and benefit plans	Other deferred tax assets	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million
As at 1 January 2010	1.5	65.5	18.4	13.7	20.1	35.1	154.3
Taken to the income statement	(0.1)	(6.6)	10.3	4.5	1.6	(3.0)	6.7
Taken to equity	—	(0.1)	—	—	(0.9)	0.2	(0.8)
Transfers between assets/liabilities	—	(2.5)	—	—	(1.1)	1.0	(2.6)
Foreign currency translation	—	2.8	1.1	—	0.6	1.3	5.8

As at 31 December 2010	1.4	59.1	29.8	18.2	20.3	34.6	163.4
Taken to the income statement	0.4	(8.4)	8.3	(4.0)	(3.4)	1.6	(5.5)
Taken to equity	—	—	—	—	6.5	1.4	7.9
Arising on current year acquisition	—	—	—	—	—	0.1	0.1
Transfers between assets/liabilities	(0.5)	(0.1)	—	—	(2.6)	(0.1)	(3.3)
Foreign currency translation	(0.5)	(1.4)	—	(0.2)	(0.2)	(1.4)	(3.7)

As at 31 December 2011	0.8	49.2	38.1	14.0	20.6	36.2	158.9
Taken to the income statement	5.0	4.5	(7.1)	4.2	(2.0)	(0.2)	4.4
Taken to equity	—	—	—	—	3.0	1.7	4.7
Transfers between assets/liabilities	(2.9)	(1.8)	—	—	(0.1)	1.5	(3.3)
Foreign currency translation	—	0.6	0.7	0.1	0.3	(0.3)	1.4

As at 31 December 2012	2.9	52.5	31.7	18.3	21.8	38.9	166.1

Deferred tax assets are recognised for tax losses carry-forward to the extent that realisation of the related tax benefit through the reduction of future taxes is probable. The Group has unrecognised deferred tax assets attributable to tax losses that are available to carry forward against future taxable income of €0.5m (2011: €0.9m, 2010: €1.3m). €0.5m of this unrecognised deferred tax asset is attributable to tax losses that expire between 2013 and 2017.

The aggregate amount of temporary differences associated with investment in subsidiaries and interests in joint arrangements, for which deferred tax liabilities have not been recognised amount to €1,856.3m (2011: €2,433.5m, 2010: €2,143.6m). It is not practicable to compute the total amount of the potential income tax consequences that would result from the payment of dividends to shareholders.

10.   Other non-current assets

Other non-current assets consisted of the following at 31 December:

	2012	2011	2010
	€ million	€ million	€ million
Non-current prepayments	30.8	32.8	31.3
Loans to related parties (refer to Note 34)	13.7	10.6	11.8
Loans to non-related parties	1.1	2.4	4.5
Held-to-maturity investments	1.6	1.6	1.7

Total other non-current assets	47.2	47.4	49.3

Notes to the Consolidated Financial Statements (Continued)

11.   Inventories

Inventories consisted of the following at 31 December:

	2012	2011	2010
	€ million	€ million	€ million
Finished goods	186.0	163.6	195.5
Raw materials and work in progress	175.6	179.7	180.3
Consumables	96.4	104.4	101.6

Total inventories	458.0	447.7	477.4

The amount of inventories recognized as an expense during 2012 was €3,709.4m (2011: €3,355.8m, 2010: €3,863.3m). During 2012 provision of obsolete inventories recognised as an expense amounted to €9.2m (2011: €2.7m, 2010: €1.1m), whereas provision reversed in the period amounted to €0.1m (2011: €1.3m, 2010: €2.6m).

12.   Trade receivables

Trade receivables consisted of the following at 31 December:

	2012	2011	2010
	€ million	€ million	€ million
Trade receivables	878.2	929.0	937.3
Less: Provision for doubtful debts	(76.9)	(74.3)	(66.8)

Total trade receivables	801.3	854.7	870.5

The credit period given to customers ranges from 7 days to 105 days depending on the country and customer type. In most territories, interest is not charged for late payment.

The Group provides for all receivables that are considered non-collectible on a specific basis after considering the circumstances of each case. Before accepting any new credit customers, the Group investigates the potential customer's credit quality (usually through external agents) and defines credit limits for each customer. Customers are reviewed on an ongoing basis and credit limits adjusted accordingly. There are no customers who represent more than 5% of the total balance of trade receivables for the Group. The Group's exposure to credit risk is managed by established policies and procedures regarding financial risk management as described in Note 30.

The trade receivables are as follows:

	2012	2011	2010
	€ million	€ million	€ million
Due within due date	655.5	715.6	706.2
Less: Provision for doubtful debts within due date	(1.3)	(1.1)	(3.5)
Past due	222.7	213.4	231.1
Less: Provision for doubtful debts past due	(75.6)	(73.2)	(63.3)

Total trade receivables	801.3	854.7	870.5

As at 31 December 2012, the Group held collateral, in the form of mortgages, bank guarantees, bills of exchange and credit insurance, as security against trade receivables with a carrying amount of €20.9m (2011 and 2010: €23.1m and €22.0m respectively).

Notes to the Consolidated Financial Statements (Continued)

12.   Trade receivables (Continued)

As at 31 December 2012, trade receivables of €147.1m (2011 and 2010: €140.2m and €167.8m respectively) were past due but not impaired. The ageing analysis of these trade receivables is as follows:

	2012	2011	2010
	€ million	€ million	€ million
Up to 3 months	128.2	116.4	140.9
3 to 6 months	5.4	11.6	16.9
6 to 9 months	2.7	4.9	5.8
More than 9 months	10.8	7.3	4.2

	147.1	140.2	167.8

As at 31 December 2012, trade receivables of €75.6m (2011 and 2010: €73.2m and €63.3m respectively) were past due and impaired or provided for. The ageing analysis of these receivables is as follows:

	2012	2011	2010
	€ million	€ million	€ million
Up to 3 months	(2.0)	(11.2)	(4.0)
3 to 6 months	(6.9)	(6.0)	(11.5)
6 to 9 months	(3.7)	(3.3)	(4.5)
More than 9 months	(63.0)	(52.7)	(43.3)

	(75.6)	(73.2)	(63.3)

The movement in the provision for doubtful debts during the year is as follows:

	2012	2011	2010
	€ million	€ million	€ million
As at 1 January	(74.3)	(66.8)	(63.2)
Amounts written off during the year	18.0	6.1	6.8
Amounts recovered during the year	1.5	4.5	11.2
Increase in allowance recognised in profit or loss	(22.1)	(18.5)	(20.9)
Foreign currency translation	—	0.4	(0.7)

As at 31 December	(76.9)	(74.3)	(66.8)

The recording and release of provision for impaired receivables are classified within operating expenses.

13.   Other receivables and assets

Other receivables and assets consisted of the following at 31 December:

	2012	2011	2010
	€ million	€ million	€ million
Prepayments	72.3	66.9	99.1
Receivables from related parties (refer to Note 34)	57.0	65.6	58.2
Collateral for interest rate swap contracts (refer to Note 8)	23.5	26.3	11.6
VAT and other taxes receivable	21.0	19.6	20.1
Loans and advances to employees	13.6	11.9	8.2
Assets classified as held for sale	10.4	—	1.8
Receivables from sale of property, plant and equipment	8.0	0.8	4.0
Other receivables	29.7	38.8	31.9

Total other receivables and assets	235.5	229.9	234.9

Notes to the Consolidated Financial Statements (Continued)

13.   Other receivables and assets (Continued)

The related party receivables, net of the provision for doubtful debts, are as follows:

	2012	2011	2010
	€ million	€ million	€ million
Due within due date	48.7	61.5	54.2
Past due	8.3	4.1	4.0
Less: Provision for doubtful debts	—	—	—

Total related party receivables	57.0	65.6	58.2

Collateral held against related party receivables	—	—	0.3

As at 31 December 2012, related party receivables of €8.3m (2011 and 2010: €4.1m and €4.0m respectively) were past due but not impaired. The ageing analysis of these related party receivables is as follows:

	2012	2011	2010
	€ million	€ million	€ million
Up to 3 months	4.8	2.4	2.3
3 to 6 months	1.4	0.5	0.5
6 to 9 months	0.5	0.4	0.1
More than 9 months	1.6	0.8	1.1

Total	8.3	4.1	4.0

During 2010, non-current assets with a net book value of €1.8m were reclassified from property, plant and equipment to assets held for sale. The amount of €1.2m concerns land and buildings in our established markets of which €0.4m was sold during 2010 and the amount of €0.6m concerns a plant in our emerging markets.

During 2011, no assets were classified as held for sale. Additionally, non-current assets with a net book value of €1.8m were reclassified to property, plant and equipment, and the depreciation charge for the year was adjusted for the depreciation that would have been recognized had the assets not been classified as held for sale, because the criteria for continued classification as held for sale were no longer met.

During 2012 non-current assets with a net book value of €9.4m were reclassified from property, plant and equipment to assets held for sale. The amount of €9.4m concerns building in our established markets of €4.7m and building in our developing markets of €4.7m respectively. In addition, right to use of land of €1.0m, in our developing markets was classified to assets held for sale during 2012.

14.   Cash and cash equivalents

Cash and cash equivalents at 31 December comprise the following:

	2012	2011	2010
	€ million	€ million	€ million
Cash at bank, in transit and in hand	79.7	89.8	69.0
Short-term deposits	359.4	357.6	237.7

Total cash and cash equivalents	439.1	447.4	306.7

Notes to the Consolidated Financial Statements (Continued)

14.   Cash and cash equivalents (Continued)

	2012	2011	2010
	€ million	€ million	€ million
Cash and cash equivalents are held in the following currencies:
Euro	377.3	356.1	268.5
Nigerian naira	39.2	51.7	3.0
Belorusian rouble	4.9	6.6	7.6
Russian rouble	4.2	9.6	3.7
Croatian kuna	3.2	5.0	4.0
Romanian leu	2.4	2.0	1.3
Swiss franc	1.4	1.5	1.2
Bosnia and Herzegovina convertible mark	1.4	0.5	0.9
US dollar	1.3	1.9	0.6
UK Sterling	1.1	0.2	0.1
Moldovan leu	0.7	0.7	0.1
Bulgaria lev	0.7	3.6	2.0
Ukrainian hryvnia	0.5	2.2	1.6
Polish zloty	0.3	0.6	0.4
Serbian dinar	—	3.9	10.7
Other	0.5	1.3	1.0

Total cash and cash equivalents	439.1	447.4	306.7

Under Nigerian naira currency, an equivalent amount of €29.8m relates to the outstanding balance of the bank account held for the repayment of the former minority shareholders' of the Company's subsidiary Nigerian Bottling Company plc (refer to Note 28).

The amount of dividends payable to the Company by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Also, there are fund transfer restrictions in certain countries in which we operate, in particular Nigeria. These restrictions do not have a material impact on the Group's liquidity, as the amounts of cash and cash equivalents held in such countries are generally retained for capital expenditure and working capital purposes. Intra group dividends paid by certain of our subsidiaries are also subject to withholding taxes.

15.   Borrowings

The Group held the following borrowings at 31 December:

	2012	2011	2010
	€ million	€ million	€ million
Bank overdrafts	16.6	37.5	40.4
Bank loans	—	9.8	8.9
Current portion of long-term bonds, bills and unsecured notes	391.3	—	304.9
Commercial paper	129.5	250.0	127.0
Loan payable to related parties (refer to Note 34)	—	2.3	1.2

	537.4	299.6	482.4
Obligations under finance leases falling due within one year	17.6	21.9	48.8

Total borrowings falling due within one year	555.0	321.5	531.2

Notes to the Consolidated Financial Statements (Continued)

15.   Borrowings (Continued)

	2012	2011	2010
	€ million	€ million	€ million
Borrowings falling due within one to two years Bonds, bills and unsecured notes	505.3	411.1	—
Borrowings falling due within two to five years
Bonds, bills and unsecured notes	923.8	1,446.5	1,259.7
Loan payable to related parties (refer to Note 34)	62.5	9.7	9.6
Borrowings falling due in more than five years Bonds, bills and unsecured notes	—	—	298.4

	1,491.6	1,867.3	1,567.7
Obligations under finance leases falling due in more than one year	113.1	72.5	95.1

Total borrowings falling due after one year	1,604.7	1,939.8	1,662.8

Total borrowings	2,159.7	2,261.3	2,194.0

Commercial paper programme and committed credit facilities

In March 2002, Coca-Cola Hellenic established a €1.0bn global commercial paper programme to further diversify its short-term funding sources. The programme consists of a euro commercial paper facility and a US dollar-denominated US commercial paper facility, of which the later is currently not active. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the programme must be repaid within 1 to 365 days. The outstanding amount under the euro commercial paper facility at 31 December 2012 was €129.5m (2011: €250.0m, 2010: €127.0m).

In May 2011, Coca-Cola Hellenic replaced its existing €500.0m syndicated loan facility expiring on 17 December 2012, with a new €500.0m syndicated loan facility, issued through various financial institutions, expiring on 11 May 2016. As a result, an amount of €1.9m was charged to the income statement, in the finance costs line. This facility can be used for general corporate purposes and carries a floating interest rate over Euribor and Libor. The facility allows the Company to draw down, on three to five days' notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and Coca-Cola Hellenic. No amounts have been drawn under this syndicated loan facility since inception. There are no financial covenants applicable to this facility.

Euro medium-term note programme ('EMTN')

In 2001, the Group established a €2.0bn euro medium-term note programme. Bonds issued under the programme through the 100% owned subsidiary Coca-Cola HBC Finance B.V. are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic, as well as Coca-Cola HBC Finance plc (for issues prior to 2009), and are not subject to any financial covenants.

In July 2004, Coca-Cola Hellenic completed the issue of a €500.0m 7-year euro-denominated fixed rate bond. In December 2010 Coca-Cola Hellenic finalized a cash tender offer through its subsidiary Coca-Cola HBC Finance B.V. for the repurchase of its existing €500.0m. 4.375% fixed rate notes due on 15 July 2011. On 14 December 2010, Coca-Cola HBC Finance B.V. purchased an aggregate amount of €198.9m which was almost 40% of the total issued €500.0m euro-denominated bond. As a consequence, an amount of €1.7m was charged to the income statement, in the finance costs line.

In December 2008, Coca-Cola Hellenic completed the issue of a €500.0m 5-year euro-denominated fixed rate bond. Proceeds from the bond offering were partly used to pay for the acquisition of Socib S.p.A. and partly to refinance a floating rate bond that matured in March 2009.

In November 2009, Coca-Cola Hellenic completed the issue of a €300.0m 7-year euro-denominated fixed rate bond. Proceeds from the bond offering were used to fund the capital return payment (refer to Note 18) and it allowed Coca-Cola Hellenic to extend its debt maturity profile.

Notes to the Consolidated Financial Statements (Continued)

15.   Borrowings (Continued)

In March 2011, Coca-Cola Hellenic completed the successful offering of an additional €300.0m 4.25% fixed rate notes to be consolidated and form a single series with the existing €300.0m 4.25% fixed rate notes due 16 November 2016 issued on 16 November 2009. The new notes bring the total outstanding amount of the series to €600.0m. The proceeds of the issue were used to repay the maturity of the existing €301.1m notes due on 15 July 2011.

No bond offerings took place in 2012.

In April 2012, Coca-Cola Hellenic successfully updated the Euro Medium Term Note Programme (EMTN) and increased the programme from €2.0 bn to €3.0 bn to provide for future new issuances.

As at 31 December 2012, a total of €1.1bn in bonds issued under the €3.0bn EMTN programme were outstanding. A further amount of €1.9bn is available for issuance. These bonds are not subject to financial covenants.

Notes issued in the US market

On 17 September 2003, Coca-Cola Hellenic successfully completed, through its 100% owned finance subsidiary Coca-Cola HBC Finance B.V., a $900.0m (€682.0m at 31 December 2012 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of $500.0m (€378.9m at 31 December 2012 exchange rates) due in 2013 and the second tranche consisted of an aggregate principal amount of $400.0m (€303.1m at 31 December 2012 exchange rates) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, the leveraged re-capitalisation of the Group and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by Coca-Cola Hellenic in order to effect the exchange of the privately placed notes for similar notes registered with the Securities and Exchange Commission ("SEC"). Acceptances under the offer, which was finalised in February 2004, were $898.1m. The notes are fully, unconditionally and irrevocably solely guaranteed by Coca-Cola Hellenic. These notes are not subject to financial covenants.

Summary of bonds and notes outstanding

	Start date	Maturity date	Fixed coupon
$500m notes	17 September 2003	17 September 2013	5.125%
€500m bond	17 December 2008	15 January 2014	7.875%
$400m notes	17 September 2003	17 September 2015	5.500%
€300m bond	16 November 2009	16 November 2016	4.250%
€300m bond	2 March 2011	16 November 2016	4.250%

The fair value of bonds and notes payable, including the current portion, is €1,898.3m (2011: €1,926.3m, 2010: €1,919.0m) compared to their book value, including the current portion, of €1,820.4m (2011: €1,857.6m, 2010: €1,863.0m).

The present value of finance lease liabilities at 31 December was as follows:

	2012	2011	2010
	€ million	€ million	€ million
Less than one year	17.6	21.9	48.8
Later than one year but less than two years	13.4	13.7	20.7
Later than two years but less than three years	7.7	11.3	14.6
Later than three years but less than four years	6.0	4.9	11.3
Later than four years but less than five years	6.4	3.2	4.5
Later than five years	79.6	39.4	44.0

Present value of finance lease liabilities	130.7	94.4	143.9

Notes to the Consolidated Financial Statements (Continued)

15.   Borrowings (Continued)

The minimum lease payments of finance lease liabilities at 31 December were as follows:

	2012	2011	2010
	€ million	€ million	€ million
Less than one year	22.7	24.8	53.2
Later than one year but less than two years	18.7	16.8	24.3
Later than two years but less than three years	12.4	13.8	17.0
Later than three years but less than four years	10.6	7.3	13.8
Later than four years but less than five years	11.2	5.5	6.7
Later than five years	93.1	41.4	46.8

	168.7	109.6	161.8
Future finance charges on finance leases	(38.0)	(15.2)	(17.9)

Present value of finance lease liabilities	130.7	94.4	143.9

Finance leases are mainly for land and buildings as well as plant and equipment. The finance leases do not contain contingent rent payments or escalation clauses.

The borrowings at 31 December were held in the following currencies:

	Current 2012	Non-current 2012	Current 2011	Non-current 2011	Current 2010	Non-current 2010
	€ million	€ million	€ million	€ million	€ million	€ million
Euro	143.2	1,225.1	269.8	1,164.7	487.7	887.6
US Dollar	391.5	324.7	—	749.4	—	744.1
Nigerian naira	11.0	19.3	45.6	—	23.6	—
Polish zloty	5.8	19.3	3.1	8.3	3.2	12.4
UK Sterling	1.2	15.8	1.8	16.7	6.0	18.1
Ukrainian hryvnia	0.9	0.5	0.7	0.7	9.4	0.6
Serbian Dinar	0.9	—	—	—	—	—
Other	0.5	—	0.5	—	1.3	—

Borrowings	555.0	1,604.7	321.5	1,939.8	531.2	1,662.8

The carrying amounts of the borrowings held at fixed and floating interest rate as at 31 December 2012, as well as the weighted average interest rates and maturities of fixed rate borrowings were as follows:

	Fixed interest rate	Floating interest rate	Total	Fixed rate liabilities weighted average interest rate	Weighted average maturity for which rate is fixed (years)
	€ million	€ million	€ million	€ million	€ million
Euro	1,262.3	106.0	1,368.3	5.3%	2.4
US Dollar	716.2	—	716.2	5.3%	1.6
Nigerian naira	—	30.3	30.3	—	—
Ukrainian hryvnia	—	1.4	1.4	—	—
UK Sterling	—	17.0	17.0	—	—
Polish zloty	—	25.1	25.1	—	—
Serbian dinar	—	0.9	0.9	—	—
Other	0.5	—	0.5	—	—

Financial liabilities	1,979.0	180.7	2,159.7	5.3%	2.1

Financial liabilities represent fixed and floating rate borrowings held by the Group. The Group's policy is to hedge exposures to changes in the fair value of debt and interest rates by using a combination of cross-currency swap contracts, fixed to floating rate interest rate swap contracts and interest rate option contracts. In order to hedge the foreign exchange cash flow exposure on the $400.0m US dollar fixed rate debt, a combination of floating to fixed rate cross currency swap contracts and fixed to floating rate interest rate swap contracts is used.

Notes to the Consolidated Financial Statements (Continued)

15.   Borrowings (Continued)

The $500.0m US dollar fixed rate debt has been fully swapped into a euro floating-rate obligation through a combination of interest rate and cross-currency swaps, with no residual currency risk for the life of the respective bond. In June and July 2010 the $400.0m US dollar fixed rate debt which was initially swapped into a euro floating-rate obligation was restructured to a €357.0m fixed-rate liability (refer to Note 8).

Floating rate debt bears interest based on the following benchmark rates:

Euro	6 month EURIBOR (European inter-bank offer rate)
Serbian dinar	1 month BELIBOR (Serbian inter-bank offer rate)
Nigerian naira	3 month NIBOR (Nigerian inter-bank offer rate)

16.   Trade and other payables

Trade and other payables consisted of the following at 31 December:

	2012	2011	2010
	€ million	€ million	€ million
Trade payables	435.8	417.8	378.8
Accrued liabilities	581.2	601.0	596.0
Payables to related parties (refer to Note 34)	188.5	188.3	187.1
Deposit liabilities	111.1	107.7	106.4
Current portion of provisions (refer to Note 17)	94.0	52.0	38.4
Other tax and social security liabilities	80.0	83.5	77.0
Salaries and employee related payable	51.3	57.4	61.7
Derivative liabilities (refer to Note 8)	10.7	4.2	4.1
Deferred income	0.9	8.7	2.2
Other payables	12.8	11.5	11.0

Total trade and other payables	1,566.3	1,532.1	1,462.7

17.   Provisions

Provisions consisted of the following at 31 December:

	2012	2011	2010
	€ million	€ million	€ million
Current
Employee benefits	50.4	23.9	22.3
Restructuring and other	43.6	28.1	16.1

Total current provisions	94.0	52.0	38.4

Non-current
Employee benefits	142.1	146.8	130.9
Other	6.9	8.6	14.9

Total non-current provisions	149.0	155.4	145.8

Total provisions	243.0	207.4	184.2

Notes to the Consolidated Financial Statements (Continued)

17.   Provisions (Continued)

The movements in restructuring and other provisions comprise:

	2012	2011	2010
	€ million	€ million	€ million
As at 1 January	36.7	31.0	38.8
Arising during the year	72.3	50.3	34.8
Utilised during the year	(57.3)	(44.0)	(43.1)
Unused amount reversed	(1.5)	(0.2)	0.1
Foreign currency translation	0.3	(0.4)	0.4

As at 31 December	50.5	36.7	31.0

Restructuring and other provisions comprise outstanding balances relating to restructuring of €41.3m (2011: €23.9m, 2010: €9.6m) that is expected to be completed in 2013 (see note 20c), a provision for onerous contract in Russia of €5.7m (2011: €5.7m, 2010: €5.9m), expected to be utilised in over 5 years and a provision for long-term supply contracts in Italy of nil in 2012 (2011: €3.2m, 2010: €10.7m). In addition, 2012 included other items of €3.5m (2011: €3.9m, 2010: €4.8m).

Employee benefits

Employee benefits consisted of the following at 31 December:

	2012	2011	2010
	€ million	€ million	€ million
Defined benefit plans
Employee leaving indemnities	94.0	95.0	99.9
Pension plans	42.4	41.4	19.5
Long service benefits—jubilee plans	8.2	7.9	7.7

Total defined benefits plans	144.6	144.3	127.1

Other employee benefits
Annual leave	9.1	9.2	9.6
Other employee benefits	38.8	17.2	16.5

Total other employee benefits	47.9	26.4	26.1

Total employee benefits obligations	192.5	170.7	153.2

Employee benefit obligations at 31 December were split between current and non-current as follows:

	2012	2011	2010
	€ million	€ million	€ million
Current	50.4	23.9	22.3
Non-current	142.1	146.8	130.9

Total employee benefits obligations	192.5	170.7	153.2

Employees of Coca-Cola Hellenic's subsidiaries in Austria, Bulgaria, Croatia, Greece, Italy, Montenegro, Nigeria, Poland, Romania, Serbia and Slovenia are entitled to employee leaving indemnities, generally based on each employee's length of service, employment category and remuneration.

Coca-Cola Hellenic's subsidiaries in Austria, Greece, Northern Ireland, the Republic of Ireland and Switzerland sponsor defined benefit pension plans. Of the three plans in the Republic of Ireland, two have plan assets, as do the two plans in Northern Ireland, one plan in Greece and one plan in Switzerland. The Austrian plans do not have plan assets. The defined benefit pension plans in Austria, Greece, Republic of Ireland and Northern Ireland are closed to new members.

Coca-Cola Hellenic provides long service benefits in the form of jubilee plans to its employees in Austria, Croatia, Nigeria, Poland, Slovenia and Switzerland.

Notes to the Consolidated Financial Statements (Continued)

17.   Provisions (Continued)

Defined benefit obligation by segment is as follows:

	2012	2011	2010
	€ million	€ million	€ million
Defined Benefit obligation:	144.6	144.3	125.7
Established	110.9	112.0	96.2
Emerging	31.3	30.2	27.6
Developing	2.4	2.1	1.9

The average duration of the defined benefit plans is 17 years and the total employer contributions expected to be paid in 2013 are €22.7m. Through its defined benefit plans the Group is exposed to a number of risks as outlined below:

The Northern Ireland, the Republic of Ireland and Swiss plans hold a significant portion of equities, through investment funds, which are expected to outperform corporate and government bonds in the long term, while providing volatility and risk in the short term. The Group believes due to the long term nature of the plan liabilities the level of equity investments held by the plans are appropriate.

A decrease in corporate bond yields will increase net plan liabilities and the sensitivity of the defined benefit obligation to changes in the discount rate and other significant actuarial assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumptions	Increase in assumption	Decrease in assumption
Discount rate	0.50%	decrease of 7.81%	increase of 8.62%
Rate of compensation increase	0.50%	increase of 2.02%	decrease of 1.87%
Rate of pension increase	0.50%	increase of 2.46%	decrease of 1.63%

The above sensitivity analysis is based on a change in assumption while holding all other assumptions constant.

Reconciliation of defined benefit obligation:

	2012	2011	2010
	€ million	€ million	€ million
Present value of defined benefit obligation at 1 January	390.5	374.6	352.9
Current service cost	13.4	13.0	13.3
Interest cost	15.8	15.8	16.9
Plan participants' contributions	4.7	5.0	4.6
Past service cost	(2.1)	0.2	(2.3)
Curtailment/settlement	8.0	(5.1)	4.7
Benefits paid	(42.5)	(31.6)	(38.9)
Remeasurements:
—(Gains)/Loss from change in demographic assumptions	(4.0)	3.5	5.2
—Loss from change in financial assumptions	37.1	12.9	4.3
—Experience adjustments	(5.7)	(1.6)	(12.3)
Actual taxes paid	(0.1)	—	(0.3)
Foreign currency translation	—	3.8	26.5

Present value of defined benefit obligation at 31 December	415.1	390.5	374.6

Notes to the Consolidated Financial Statements (Continued)

17.   Provisions (Continued)

Reconciliation of plan assets:

	2012	2011	2010
	€ million	€ million	€ million
Fair value of plan assets at 1 January	246.2	248.9	207.1
Interest income on plan assets	8.2	9.3	8.7
Return on plan assets excluding interest income	12.4	(12.4)	3.7
Actual employer's contributions	9.7	10.0	10.5
Actual participant's contributions	4.7	5.0	4.6
Actual benefits paid	(12.8)	(11.1)	(11.7)
Settlement	—	(8.3)	—
Admin expenses	—	—	(0.3)
Foreign currency translation	2.1	4.8	26.3

Fair value of plan assets at 31 December	270.5	246.2	248.9

The present value and funded status of defined benefit obligations were as follows at 31 December:

	2012	2011	2010
	€ million	€ million	€ million
Deficit of funded plans	310.1	285.2	264.6
Fair value of plan assets	(270.5)	(246.2)	(248.9)

	39.6	39.0	15.7
Present value of unfunded obligations	105.0	105.3	110.0

Defined benefit obligations	144.6	144.3	125.7

Plus: amounts recognised within long term assets	—	—	1.4

Total defined benefit obligations	144.6	144.3	127.1

The movement in the defined benefit obligation recognised on the balance sheet was as follows:

	2012	2011	2010
	€ million	€ million	€ million
Defined benefit obligation as at 1 January	144.3	125.7	145.8
Expense recognised in the income statement	26.6	22.4	23.5
Actuarial loss/(gain) recognised in OCI	15.2	27.7	(6.1)
Employer contributions	(9.7)	(10.0)	(10.5)
Benefits paid	(29.7)	(20.5)	(27.2)
Foreign currency translation	(2.1)	(1.0)	0.2

Defined benefit obligation as at 31 December	144.6	144.3	125.7

The assumptions used in computing the defined benefit obligation comprised the following for the years ended 31 December:

	2012	2011	2010
	%	%	%
Discount rate	3.5	4.2	4.4
Rate of compensation increase	2.8	3.1	3.1
Pension increases	0.9	0.9	0.7

Notes to the Consolidated Financial Statements (Continued)

17.   Provisions (Continued)

The expense recognised in the income statement comprised the following for the years ended 31 December:

	2012	2011	2010
	€ million	€ million	€ million
Service cost	19.3	16.4	15.7
Net interest cost on defined benefit liability / (asset)	7.5	6.5	8.2
Actuarial gain	(0.2)	(0.5)	(0.4)

Total	26.6	22.4	23.5

Defined benefit plan expenditure is included in staff costs and presented in cost of goods sold and operating expenses.

Plan assets are invested as follows:

	2012	2011	2010
	%	%	%
Asset category
Equity securities—EU	15	14	15
Equity securities—NON-EU	25	26	27
Government Debt Securities—NON-EU	18	12	12
Government Bonds—EU	12	11	7
Corporate Bonds—EU	2	8	8
Corporate Bonds—NON-EU	13	14	14
Real estate	10	10	10
Cash	2	2	2
Other	3	3	5

Total	100	100	100

Plan assets relate predominately to quoted financial instruments.

Equity securities were not invested in ordinary shares of the Company as at 31 December 2012, 31 December 2011 and 31 December 2010.

Defined contribution plans

The expense recognised in the income statement in 2012 for the defined contribution plan is €20.9m (2011: €20.5m, 2010: €15.5m). This is included in staff costs and recorded in cost of goods sold and operating expenses.

18.   Share capital and share premium

	Number of shares (authorised and issued)	Share Capital	Share Premium	Total
		€ million	€ million	€ million
As at 1 January 2010	365,539,075	182.8	1,113.8	1,296.6
Shares issued to employees exercising stock options	597,365	0.3	5.4	5.7

Balance as at 31 December 2010	366,136,440	183.1	1,119.2	1,302.3

Shares issued to employees exercising stock options	405,568	0.2	4.5	4.7
Capitalisation of share premium reserve	—	549.7	(549.7)	—
Expenses related to share capital increase (net of tax of €1.2m)	—	—	(4.8)	(4.8)
Return of capital to shareholders	—	(183.2)	—	(183.2)

Balance as at 31 December 2011	366,542,008	549.8	569.2	1,119.0

Notes to the Consolidated Financial Statements (Continued)

18.   Share capital and share premium (Continued)

	Number of shares (authorised and issued)	Share Capital	Share Premium	Total
		€ million	€ million	€ million
Shares issued to employees exercising stock options	11,499	—	0.1	0.1
Reduction of share capital to extinguish accumulated losses of the parent company	—	(55.0)	—	(55.0)
Return of capital to shareholders	—	(124.6)	—	(124.6)

Balance as at 31 December 2012	366,553,507	370.2	569.3	939.5

During 2010, Coca-Cola Hellenic's board of directors resolved to increase the share capital of the Company by issuing 163,354, 161,663, 102,700 and 169,648 new ordinary shares, on 26 February, 17 May, 24 August and 25 November 2010 respectively following the exercise of stock options by option holders pursuant to the Company's stock option plan. Total proceeds from the issues of the shares were €5.7m.

During 2011, Coca-Cola Hellenic's board of directors resolved to increase the share capital of the Company by issuing 354,512, 21,994, 28,749 and 313 new ordinary shares as announced on 16 March, 24 June, 1 September and 13 December 2011 respectively, following the exercise of stock options by option holders pursuant to the Company's stock option plan. Total proceeds from the issues of the shares were €4.7m.

During 2012, Coca-Cola Hellenic's board of directors resolved to increase the share capital of the Company by issuing 5,334 and 6,165 new ordinary shares as announced on 21 March and 27 September 2012 respectively, following the exercise of stock options by option holders pursuant to the Company's stock option plan. Total proceeds from the issues of the shares were €0.1m.

On 6 May 2011, the Annual General Meeting of shareholders resolved on the reorganisation of its share capital. The Group's share capital increased by an amount equal to €549.7 million. This increase was effected by capitalising the share premium reserve and increasing the nominal value of each share from €0.50 to €2.00. The share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

On 25 June 2012, the Annual General Meeting of shareholders resolved to decrease the share capital of the Company by the amount of €124.6 million by decreasing the nominal value of the Company's share by €0.34 per share, from €1.50 to €1.16 per share, and the return of the amount of the decrease to the Company's shareholders in cash, i.e. a return of €0.34 per share. Furthermore, on the same date, it was resolved to decrease the share capital of the Company by the amount of €55.0 million by decreasing the nominal value of the Company's share by €0.15 per share, from €1.16 to €1.01 per share, in order to extinguish accumulated losses of the parent company Coca-Cola Hellenic Bottling Company S.A. in an equal amount.

After the above changes, the share capital on 31 December 2012 amounts to €370.2 million and is comprised of 366,553,507 shares with a nominal value of €1.01 each. Each share provides the right to one vote at general meetings of Coca-Cola Hellenic and entitles the holder to dividends declared by Coca-Cola Hellenic.

Notes to the Consolidated Financial Statements (Continued)

19.   Reserves

The reserves of the Group at 31 December were as follows:

	2012	2011	2010
	€ million	€ million	€ million
Treasury shares	(54.3)	(55.5)	(57.2)
Exchange equalisation reserve	(168.1)	(199.7)	(131.0)
Other reserves
Shares held for equity compensation plan	(1.1)	(1.2)	(0.8)
Hedging reserve (net of deferred tax of €3.0m gain; 2011: €2.7m expense; 2010: €0.2m gain)	(15.1)	(4.7)	(10.3)
Tax-free reserve	251.6	251.6	251.6
Statutory reserve	76.7	76.2	75.7
Stock option reserve	51.9	45.6	37.5
Available-for-sale financial assets valuation reserve (net of deferred tax of €0.1m expense; 2011: €0.1m gain; 2010: €0.1m gain)	0.6	0.5	0.8
Other	12.0	12.0	11.9

Total other reserves	376.6	380.0	366.4

Total reserves	154.2	124.8	178.2

Treasury shares

On 30 April 2009, the board of directors of Coca-Cola Hellenic resolved to buy-back a maximum of 5% of its paid-in share capital during the period that is 24 months from the date of the Extraordinary General Meeting of 27 April 2009 which approved a share buy-back programme pursuant to Article 16 of Codified Law 2190/1920 (i.e. until 26 April 2011). Based on the Company's capitalisation at that time, the maximum amount that may be bought back pursuant to the programme was 18,270,104 shares. Purchases under the programme were subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share. This programme expired on 26 April 2011.

Applicable law does not require any actual use of such approved share buy-back programmes. The Company may therefore, in its sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the programme. The purchase of shares pursuant to the share buy-back programme was dependent upon a number of factors including, without limitation, the relative attractiveness of alternative investment opportunities and the availability of funds. As at 31 December 2012, 3,430,135 shares had been held by the Group pursuant to the share buy-back programme of a total value of €54.3m, bringing the shares in circulation to 363,123,372 (2011: 3,430,135 shares held of a total value of €55.5m, 2010: 3,430,135 shares held of a total value of €57.2m).

Exchange equalisation reserve

The exchange equalisation reserve comprises all foreign exchange differences arising from the translation of the financial statements of entities with functional currencies other than the euro.

Other reserves

Shares held for equity compensation plan

Shares held for the Coca-Cola Hellenic Stock Purchase Plan, which is an equity compensation plan in which eligible employees may participate. The movement for share-based payment transactions in 2012 was a credit of €0.1m (2011: €0.4m debit, 2010: €0.2m credit).

Hedging reserve

The hedging reserve reflects changes in the fair values of derivatives accounted for as cash flow hedges, net of the deferred tax related to such balances. The movement for 2012 relates to the movement in cash flow hedges of €10.4m debit, net of tax gain of €3.0m (2011: €5.6m credit, net of tax expense of €2.7m, 2010: € 9.1m debit, net of tax gain of €0.2m).

Notes to the Consolidated Financial Statements (Continued)

19.   Reserves (Continued)

Tax-free reserve

The tax-free reserve includes investment tax incentive and other tax-free or partially taxed reserves of the Group. The tax-free reserve may be distributed if taxed, where applicable. There was no movement in the tax-free reserve in 2012 (2011: nil, 2010: €10.5m credit for the establishment of additional reserves).

Statutory reserves

Statutory reserves are particular to the various countries in which the Group operates. The amount of statutory reserves of the parent entity, Coca-Cola Hellenic, with restrictions on distribution is €55.7m (2011: €55.7m, 2010: €55.7m). The movement in the statutory reserves for 2012 was a €0.5m credit (2011: €0.5m credit, 2010: € 0.4m credit) and relates to the establishment of additional reserves.

Other reserves

Other reserves are particular to the various countries in which the Group operates. There was no movement in other reserves for 2012 (2011: €0.1m credit, 2010: €0.1m credit).

Stock option reserve

The stock option reserve represents the cumulative charge to the income statement for employee stock option awards. The movement for the stock option reserve for 2012 was a €6.3m credit (2011: €8.1m credit, 2010: €6.7m credit).

Available-for-sale financial assets valuation reserve

The available-for-sale financial assets valuation reserve reflects changes in the fair values of available-for-sale financial assets. Amounts in this reserve are reclassified to profit or loss upon sale or impairment of the related investments. The movement for available-for-sale financial assets valuation reserve for 2012 was a €0.1m credit net of tax expense of €0.1m (2011: €0.3m debit net of tax gain of €0.1m, 2010: €2.2m debit net of tax gain of €0.1m) and relates to revaluation impact of listed and unlisted equities held.

20.   Total operating costs

Total operating costs for the years ended 31 December comprised:

	2012	2011	2010
	€ million	€ million	€ million
Operating expenses	2,078.1	2,048.2	2,048.4
Restructuring costs	106.7	71.1	36.5

Total operating costs	2,184.8	2,119.3	2,084.9

(a)   Operating expenses

	2012	2011	2010
	€ million	€ million	€ million
Selling expenses	995.6	998.5	1,021.1
Delivery expenses	649.6	632.1	630.2
Administrative expenses	423.6	406.3	383.6
Stock option expense (refer to Note 26)	6.3	8.1	6.7
Amortisation of intangible assets (refer to Note 4)	3.0	3.2	6.8

Operating expenses	2,078.1	2,048.2	2,048.4

In 2012, operating expenses included net losses on disposal of property, plant and equipment of €6.9m (2011: €3.2m losses, 2010: €13.0m losses).

Notes to the Consolidated Financial Statements (Continued)

20.   Total operating costs (Continued)
(b)   Adjustments to intangible assets

During 2010, the Group recognized deferred tax assets on losses that had previously not been recognised on acquisition of CCB by HBC. Correspondingly, a deferred tax credit of €10.2m had been included within tax on the income statement. Based on the revised IFRS 3, Business Combinations, goodwill is no longer adjusted when deferred tax assets on losses have not been recognised on acquisition and are subsequently recognized. Therefore no charge has been included in the operating expenses of 2010. For the credit that has been included in taxes please refer to Note 22 Tax.

(c)   Restructuring costs

As part of the effort to optimise its cost base and sustain competitiveness in the market place, the Company undertook restructuring initiatives in 2012 which amounted to €106.7m (2011: €71.1m, 2010: €36.5m) before tax. The Company recorded during 2012 €65.8m (2011: €47.6m, 2010: €25.7m), €34.8m (2011: €17.6m, 2010: €2.3m) and €6.1m (2011: €5.9m, 2010: €8.5m) of restructuring charges in its established, developing and emerging markets, respectively. The restructuring concerns mainly employees' costs (see note 17) and impairment of property, plant and equipment (see note 5).

(d)   Staff costs

Staff costs included in the income statement in operating expenses and in the cost of goods sold lines are analysed as follows:

	2012	2011	2010
	€ million	€ million	€ million
Wages and salaries	819.2	821.6	833.1
Social security costs	181.3	175.2	160.4
Pension and other employee benefits	131.3	129.7	123.7
Termination benefits	67.5	48.6	32.6

Total staff costs	1,199.3	1,175.1	1,149.8

Staff costs included in operating expenses amounted to €945.0m in 2012 (2011: €928.0m, 2010: €906.0m).

Staff costs included in cost of goods sold amounted to €254.3m in 2012 (2011: €247.1m, 2010: €243.8m).

The average number of full-time equivalent employees in 2012 was 39,736 (2011: 41,291, 2010: 42,044).

(e)   Fees and other services of the statutory auditor

Audit and other fees charged in the income statement concerning the statutory auditor of the consolidated financial statements, PricewaterhouseCoopers S.A and affiliates, were as follows, for the years ended 31 December:

	2012	2011	2010
	€ million	€ million	€ million
Audit fees	9.1	6.1	6.1
Audit related fees	0.5	0.4	0.2
Other fees	0.1	0.1	0.2

Total audit and all other fees	9.7	6.6	6.5

Notes to the Consolidated Financial Statements (Continued)

21.   Finance costs

Net finance costs for the years ended 31 December comprised:

	2012	2011	2010
	€ million	€ million	€ million
Interest income	10.4	8.7	6.9
Interest expense	(89.2)	(87.2)	(68.1)
Other finance cost	(1.6)	(3.9)	(8.2)
Net foreign exchange remeasurement gains/(losses)	(0.3)	0.6	(0.4)
Finance charges paid with respect to finance leases	(6.9)	(5.6)	(6.1)

Finance costs	(98.0)	(96.1)	(82.8)
Loss on net monetary position	(3.1)	(7.8)	—

Total finance costs	(101.1)	(103.9)	(82.8)

Total finance costs, net	(90.7)	(95.2)	(75.9)

Other finance cost includes commitment fees on loan facilities, not drawn down, other similar fees and when applicable premium on debt buy back.

Belarus has been considered to be a hyperinflationary economy since the fourth quarter of 2011 as three year cumulative inflation exceeded 100% and therefore Belarus is consolidated in terms of the measuring unit at the balance sheet date and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarusian Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor used for December 2012 was 1.223 which resulted in a net monetary loss for 2012 of €3.1m. The conversion factor used for December 2011 was 2.08 which resulted in a net monetary loss for 2011 of €7.8m.

Capitalised borrowing costs in 2012 amounted to €1.4m (2011: €1.6m, 2010: €1.4m). The interest rate used to capitalise borrowing costs of the Group for 2012 was 3.86% (2011: 3.83%, 2010: 3.16%).

22.   Tax

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the statutory tax rate in Greece as follows:

	2012	2011	2010
	€ million	€ million	€ million
Profit before tax per the income statement	258.6	364.5	568.5
Tax calculated at a tax rate of 20% (2011: 20% and 2010: 24% )	51.7	72.9	136.4
Effect of different tax rates in foreign jurisdictions	8.3	5.3	(24.1)
Additional local taxes in foreign jurisdictions	11.6	13.6	13.2
Special tax in Greece	—	—	21.2
Tax holidays in foreign jurisdictions	(1.7)	(2.4)	(2.0)
Expenses non-deductible for tax purposes	33.3	51.0	41.1
Income not subject to tax	(33.6)	(30.3)	(20.7)
Changes in tax laws and rates	(1.5)	0.4	(1.7)
Current year tax losses not recognised	2.1	0.2	0.5
Recognition of pre-acquisition deferred tax assets	—	—	(10.2)
Utilisation of previously unrecognised post-acquisition tax losses	(0.1)	(0.1)	(6.2)
Recognition of previously unrecognised post-acquisition tax losses	(0.7)	(7.9)	(6.5)
Other	(4.2)	(3.9)	(3.2)

Income tax charge per the income statement	65.2	98.8	137.8

Non-deductible expenses for tax purposes include marketing and advertising expenses, service fees, bad debt provisions, entertainment expenses, certain employee benefits and stock options expenses and other items that, partially or in full, are not deductible for tax purposes in certain of our jurisdictions.

Notes to the Consolidated Financial Statements (Continued)

22.   Tax (Continued)

Special tax in Greece

On 6 May 2010, the Greek Government enacted the 'Extraordinary Contribution of Social Responsibility' (Law Nr. 3845/2010). According to article 5, the 'Extraordinary Social Contribution Tax' was applied retrospectively on the parent Company's 2009 total net income. The amount of such 'Extraordinary Social Contribution Tax' applicable to 2009 was €21.2m. As a result the Group recorded a tax charge of €21.2m in 2010.

The income tax charge for the years ended 31 December is as follows:

	2012	2011	2010
	€ million	€ million	€ million
Current tax charge	60.4	85.3	116.8
Deferred tax charge (refer to Note 9)	4.8	13.5	31.2
Pre-acquisition deferred tax assets recognised subsequent to acquisition of CCB (refer to Note 20)	—	—	(10.2)

Total income tax charge	65.2	98.8	137.8

23.   Earnings per share

The calculation of the basic and diluted earnings per share attributable to the owners of the parent entity is based on the following data:

	2012	2011	2010
Net profit attributable to the owners of the parent (€ million)	190.4	264.4	421.0
Weighted average number of ordinary shares for the purposes of basic earnings per share (million)	363.9	363.0	363.3
Effect of dilutive stock options (million)	0.6	0.8	0.2
Weighted average number of ordinary shares for the purposes of diluted earnings per share (million)	364.5	363.8	363.5

Basic and diluted earnings per share (€)	0.52	0.73	1.16

Given the effect of rounding, basic and diluted earnings per share are equal. Outstanding stock options that have an anti-dilutive effect and therefore excluded from diluted earnings per share in 2012 were 6.0m (2011: 4.4m, 2010: 3.4m).

24.   Components of other comprehensive income

The components of other comprehensive income for the years ended 31 December comprise:

	2012			2011			2010
	Before-tax amount	Tax (expense)/benefit	Net-of-tax amount	Before-tax amount	Tax (expense)/benefit	Net-of-tax amount	Before-tax amount	Tax (expense)/benefit	Net-of-tax amount
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Available-for-sale financial assets	0.2	(0.1)	0.1	(0.4)	0.1	(0.3)	(2.3)	0.1	(2.2)
Cash flow hedges	(13.4)	3.0	(10.4)	8.4	(2.7)	5.7	(9.3)	0.2	(9.1)
Foreign currency translation	32.4	—	32.4	(54.4)	—	(54.4)	182.0	—	182.0
Actuarial (losses)/gains	(15.2)	2.6	(12.6)	(27.7)	5.7	(22.0)	6.1	(1.3)	4.8
Share of other comprehensive income of equity method investments	(0.8)	—	(0.8)	(0.6)	—	(0.6)	0.9	—	0.9

Other comprehensive income	3.2	5.5	8.7	(74.7)	3.1	(71.6)	177.4	(1.0)	176.4

Notes to the Consolidated Financial Statements (Continued)

25.   Shares held for equity compensation plan

The Group operates a stock purchase plan, the Coca-Cola Hellenic Stock Purchase Plan, which is an equity compensation plan in which eligible employees may participate.

Under the terms of this plan, employees have the opportunity to invest 1% to 15% of their salary in ordinary Coca-Cola Hellenic shares by contributing to the plan monthly. Coca-Cola Hellenic will match up to a maximum of 3% of the employee's salary by way of contribution. Employer contributions are used to purchase matching shares on a monthly basis on the open market, currently the Athens Exchange. Shares are either held in the employees name or by a trust, The Coca-Cola Hellenic Employee Stock Purchase Trust. Matching shares vest one year after the purchase. However, forfeited shares are held in a reserve account of the plan, do not revert back to the Company and may be used to reduce future employer contributions. Dividends received in respect of shares held by the trust are used to purchase additional shares and accrue to the employees.

In order to adapt the plan to the Greek legal framework in the case of employees resident in Greece, Coca-Cola Hellenic matches the contribution of the employees resident in Greece with an annual employer contribution of up to 5% of the employee's salary, which is made in December, and matching shares purchased in December vest immediately.

During the year of 2012, 188,545 shares were purchased by Coca-Cola Hellenic (2011: 346,996, 2010: 272,279) as matching shares to employee investments. The charge to the income statement totaled €4.1 m (2011: €5.3m, 2010: €5.2m). Of this amount, €0.6m represented employer contributions accrued for Greek resident employees (2011: €1.1m, 2010: €1.1m). The cost of unvested matching shares held by the trust at the end of December 2012, before they vest to employees, was €3.5m (2011: €4.1m, 2010: €4.1m). The total number of shares held by the trust at December 31, 2012 was 2,536,061 (2011: 2,701,979, 2010: 2,428,353). The total contributions made by employees to the trust during 2012 were €3.9m (2011: €6.1m, 2010: €6.0m).

No provision is made for any increase or decrease in value of these shares, as they will vest to employees, and the risks and rewards of fluctuations of the share price are borne by those employees.

The shares held under the equity compensation plan are included in other Reserves (refer to Note 19) and deducted from equity.

26.   Stock option compensation plans

Coca-Cola Hellenic operates an equity compensation plan, under which senior managers are granted awards of stock options, based on performance, potentiality and level of responsibility. Options are granted at an exercise price equal to the closing price of the Company's shares trading on the Athens Exchange on the day of the grant(1). Options vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award. When the options are exercised, the proceeds received, net of any transaction costs, are credited to share capital (at the nominal value) and share premium.

The following table summarizes information regarding outstanding stock options exercisable at December 31, 2012 and stock options exercised during 2012:

	Exercise price after the capital return	Vesting status 2012	Vesting dates for further increments			End of option period	Number of stock options outstanding
	(€)
2003-2004 Stock Option Plan/2003 Grant	8.83	fully vested	—	—	—	14.12.2013	3,250
2003-2004 Stock Option Plan/2004 Grant	10.08	fully vested	—	—	—	02.12.2014	86,827
2005-2009 Plan/2005 Grant	13.19	fully vested	—	—	—	01.12.2015	571,883
2005-2009 Plan/2006A Grant	14.23	fully vested	—	—	—	20.03.2016	50,001
2005-2009 Plan/2006 Grant	16.37	fully vested	—	—	—	12.12.2016	1,050,401

(1)
From December 2008 the exercise price of stock options is determined by reference to the share price of the Company's share at the close of trading on the date of the grant instead of the weighted average share price during the ten working days prior to the date of the grant.

Notes to the Consolidated Financial Statements (Continued)

26.   Stock option compensation plans (Continued)

	Exercise price after the capital return	Vesting status 2012	Vesting dates for further increments			End of option period	Number of stock options outstanding
	(€)
2005-2009 Plan/2007 Grant	26.41	fully vested	—	—	—	12.12.2017	1,274,450
2005-2009 Plan/2008A Grant	22.20	fully vested	—	—	—	19.06.2018	30,000
2005-2009 Plan/2008 Grant	9.02	fully vested	—	—	—	10.12.2018	1,333,341
2009-2011 Plan/2009 Grant	15.70	fully vested	—	—	—	09.12.2019	1,646,967
2009-2011 Plan/2010A Grant	19.16	two thirds	18.03.2013	—	—	17.03.2020	30,000
2009-2011 Plan/2010 Grant	19.31	two thirds	09.12.2013	—	—	08.12.2020	1,913,100
2009-2011 Plan/2011A Grant	18.53	one third	16.03.2013	16.03.2014	—	15.03.2021	75,000
2009-2011 Plan/2011B Grant	18.16	one third	24.06.2013	24.06.2014	—	23.06.2021	3,333
2009-2011 Plan/2011 Grant	11.98	one third	16.12.2013	16.12.2014	—	15.12.2021	1,632,500

Total							9,701,053

A summary of stock option activity in 2012 under all plans is as follows:

	Number of stock options 2012	Weighted average exercise price before the capital return 2012	Weighted average exercise price after the capital return 2012	Number of stock options 2011	Weighted average exercise price before the capital return 2011	Weighted average exercise price after the capital return 2011
		(€)	(€)		(€)	(€)
Outstanding at January 1	9,767,302	16.55	n/a	8,759,862	17.65	n/a
Granted	n/a	n/a	n/a	1,717,500	n/a	12.64
Exercised	(11,499)	9.36	9.02	(405,568)	11.69	11.19
Expired	n/a	n/a	n/a	(3,151)	8.19	7.69
Forfeited	(54,750)	21.81	21.47	(301,341)	19.48	18.98

Outstanding at December 31	9,701,053	n/a	16.19	9,767,302	n/a	16.55

Exercisable at December 31	7,914,981	n/a	16.50	6,192,606	n/a	17.04

	Number of stock options 2010	Weighted average exercise price 2010
		(€)
Outstanding at January 1	7,415,442	16.33
Granted	2,010,100	20.15
Exercised	(597,365)	9.59
Expired	(1,453)	8.29
Forfeited	(66,862)	18.08

Outstanding at December 31	8,759,862	17.65

Exercisable at December 31	5,001,036	17.77

The charge to the income statement for employee stock option awards for 2012 amounted to €6.3m (2011: €8.1m, 2010: €6.7m respectively).

As a result of the capital return (refer to note 18 to our consolidated financial statements) of €0.34, a corresponding €0.34 reduction was made to the exercise price of each unexercised stock option under each plan. The modification to the exercise price ensured the intrinsic value of each stock option was retained and did not result in incremental fair value for any of the unexercised stock options. Incremental fair value is calculated using the binomial stock option valuation model and represents the difference between the

Notes to the Consolidated Financial Statements (Continued)

26.   Stock option compensation plans (Continued)

fair value of an option immediately after the modification and the original fair value of the respective option, measured immediately before the modification.

The Company adopted the employee stock option plan on 13 December 2001. Previously, the Company had issued stock appreciation rights to certain of its employees, including employees who previously held options in CCB. Upon adoption of the stock option plan, all such rights, except those held by retirees and employees located in countries where granting and exercising stock options was impractical or not permitted, were converted into stock options carrying over the same exercise prices, vesting periods and expiration dates.

Equity settled share based payments are measured at fair value at the date of grant using a binomial stock option valuation model. For the year of 2012 there have been no grants. For prior years, the inputs into the model are as follows:

	2011	2010
Weighted average fair value of options granted	€2.9	€5.2
Risk free interest rates	2.4%	3.0%
Expected volatility	33.2%	32.2%
Dividend yield	2.5%	1.5%
Expected life	4.1 years	4.0 years

The weighted average remaining contractual life of share options outstanding under the stock option compensation plans at December 31, 2012 was 6.5 years (2011: 7.5 years, 2010: 7.8 years).

27.   Stock appreciation rights

Effective January 1, 2012 the Company does not operate any stock appreciation rights.

The Company operated in the past a stock-based compensation plan, under which certain key employees were granted stock appreciation rights ('SARs'), based on an employee's performance, potentiality and level of responsibility. There were some stock appreciation rights that remained unexercised from grants that occurred in the past. These remaining stock appreciation rights were exercised during 2011. The terms of the SARs were based upon the basic terms and conditions of stock option grants, except that instead of shares, the holders received a payment equal to the positive difference between the market price of Coca-Cola Hellenic's shares at the closing time of the Athens Exchange at the date of exercise and the exercise price. SARs vested in one-third increments each year for three years and could be exercised for up to ten years from the date of award.

After the remaining SARs from previous grants were exercised in 2011, on December 31, 2012, there were no outstanding stock appreciation rights.

A summary of stock appreciation rights activity under all plans is as follows:

	Number of SARs 2012	Weighted average exercise price 2012	Number of SARs 2011	Weighted average exercise price before the capital return 2011	Weighted average exercise price after the capital return 2011
		(€)		(€)	(€)
Outstanding on 1 January	—	—	13,950	8.19	n/a
Exercised	—	—	(13,950)	8.19	7.69

Outstanding and exercisable on 31 December	—	—	—	—	—

Notes to the Consolidated Financial Statements (Continued)

27.   Stock appreciation rights (Continued)

	Number of SARs 2010	Weighted average exercise price 2010
		(€)
Outstanding on 1 January	77,250	9.60
Exercised	(63,300)	9.91

Outstanding and exercisable on 31 December	13,950	8.19

The inputs used for the valuation of SARs are the same as those used for equity settled share based payments with the exception of risk-free interest rates. In 2012 there was no expense recorded in the income statement relating to SARs, compared to debit of €0.1 million and a credit of €0.5 million recorded in 2011 and 2010, respectively.

28.   Business combinations and acquisition of non-controlling interests

During 2012, the Group paid the following amounts in respect of non-controlling interest acquired in 2011:

Amount of consideration
€ million
Payment for acquisition in 2011 of non-controlling interests in Nigerian Bottling Company plc	13.9

Cash outflow included in cash flow	13.9

During 2011, the Group acquired controlling interests or increased its controlling interest in the following entities:

	Location	Net tangible assets applicable	Goodwill arising	Acquisition of trademarks	Amount of consideration
		€ million	€ million	€ million	€ million
Acquired business:
MS Foods UAB	Belarus	(0.4)	2.7	0.2	2.5
Acquisition of non-controlling interests:
Nigerian Bottling Company plc	Nigeria	—	—	—	100.2
Coca-Cola HBC-Srbija d.o.o.	Serbia	—	—	—	17.7

Total acquisitions as at 31 December 2011		(0.4)	2.7	0.2	120.4

€ million
Total consideration	120.4
Less: payment deferred	(43.7)

Cash outflow included in cash flow	76.7

Acquisition of MS Foods UAB

On 20 April 2011, the Group, along with TCCC, acquired through Multon ZAO, the Russian juice joint arrangement, all outstanding shares of MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE ("Vlanpak"), a fruit juice and nectar producer in Belarus. Our share of the acquisition consideration was €3.9m including an assumption of debt of €1.4m. Acquisition related costs recognized as an expense in income statement, under operating expenses, amounted to €0.3m.

Notes to the Consolidated Financial Statements (Continued)

28.   Business combinations and acquisition of non-controlling interests (Continued)

Details of the acquisition are as follows:

	Acquiree's carrying amount before combination	Fair Value Adjustments	Fair values
	(€ million)	(€ million)	(€ million)
Property, plant and equipment	0.6	0.3	0.9
Deferred tax assets	—	0.1	0.1
Inventories	0.1	—	0.1
Short-term borrowings	(0.9)	(0.5)	(1.4)
Accounts payable	(0.1)	—	(0.1)
Fair value of net tangible assets acquired	(0.3)	(0.1)	(0.4)
Trademarks	—	0.2	0.2
Goodwill	—	2.7	2.7

Fair value of net assets acquired	(0.3)	2.8	2.5

Consideration paid to former shareholders			2.5

Total consideration			2.5

The contribution of MS Foods UAB to the results of the Group for the year ended 31 December 2011 was revenue of €1.3m and a profit of €1.2m. The revenue and profit that MS Food UAB would have contributed to the Group for the year ended 31 December 2011 if the acquisition date for the business combination had been as of the beginning of the annual reporting period would have been €1.4m and €1.2m respectively. The acquisition resulted in the Group recording €2.7m of goodwill and €0.2m of trademarks in its emerging countries segment.

The goodwill arising on the acquisition of MS Foods UAB is attributed to synergies that the Group expects to realize by combining operations with those already existing in Belarus. None of the goodwill recognized is expected to be deductible for income tax purposes.

Acquisitions of non controlling interests

In 2011 the Group acquired non controlling interests as follows:

On 8 June 2011, the board of directors of the Group's subsidiary Nigerian Bottling Company plc ("NBC") resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in acquisition of the remaining 33.6% of the voting shares of NBC bringing the Group's interest in the subsidiary to 100%. The transaction was completed in September 2011 and NBC was de-listed from the Nigerian Stock Exchange. The consideration for the acquisition of non controlling interests was €100.2m, including transaction costs of €1.8m, out of which €70.4m was paid as of 31 December 2012 (2011: €56.5m). The remaining amount of €29.8m has yet to be paid in respect of shares acquired as the sellers have yet to claim the cash consideration. This amount is currently held in a separate bank account in Nigeria awaiting claim (see note 14). The difference between the consideration and the carrying value of the interest acquired (€60.1m) has been recognized in retained earnings while the accumulated components recognized in other comprehensive income have been reallocated within the equity of the Group.

On 25 June 2010, the Group initiated a tender offer to purchase all of the remaining shares of the non-controlling interest in Coca-Cola HBC—Srbija d.o.o. ("CCH Serbia"). The tender offer was completed on 2 August 2010 and resulted in the Group increasing its stake in CCH Serbia to 91.2% as of 31 December 2010. In 2011, the Group acquired all the remaining interest in the subsidiary. The consideration paid for the acquisition of non controlling interest acquired in 2011 was €17.7m, including transaction costs of €0.4m (2010: €3.7m) and the carrying value of the additional interest acquired was €11.4m. The difference between the consideration and the carrying value of the interest acquired has been recognized in retained earnings.

Notes to the Consolidated Financial Statements (Continued)

28.   Business combinations and acquisition of non-controlling interests (Continued)

Disposal of Eurmatik S.r.l

In February 2011, the Group sold all of its interests in Eurmatik S.r.l., the vending operator in Italy. The consideration was €13.5m and the cash and cash equivalents disposed were €0.4m. The disposal resulted in the Group derecognising €12.0m of intangible assets and €12.7m of net assets. The disposal of Eurmatik S.r.l resulted in a gain of €0.8m in the Group's established segment.

29.   Dividends

The reported net results of the parent company's statutory accounts do not allow for 2012 and 2011 statutory minimum annual dividend payment. As a result, the Group has not recorded a dividend liability in respect of 2012 and 2011.

During 2010, a dividend of €0.30 per share totaling €102.0m was paid.

30.   Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, commodity price risk), credit risk, liquidity risk and capital risk. The Group's overall risk management programme focuses on the volatility of financial markets and seeks to minimise potential adverse effects on the Group's cash flows. The Group uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by the Group Treasury in a controlled manner, consistent with the board of directors' approved policies. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's subsidiaries. The board of directors has approved the Treasury Policy and Chart of Authority, which together provide the control framework for all treasury and treasury related transactions.

Market Risk

Foreign currency risk

The Group is exposed to the effect of foreign currency risk on future commercial transactions, recognised monetary assets and liabilities that are denominated in currencies other than the local entity's functional currency, as well as net investments in foreign operations. Foreign currency forward contracts and foreign currency option contracts are used to hedge a portion of the Group's foreign currency risk. The majority of the foreign currency forward contracts and foreign currency option contracts have maturities of less than one year after the balance sheet date. The foreign currency risk arising from the investment in foreign operations is not hedged.

Management has set up a policy that requires Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognised monetary assets and liabilities, entities in the Group use foreign currency forward and option contracts transacted with Group Treasury. Foreign exchange risk arises when future commercial transactions or recognised monetary assets or liabilities are denominated in a currency that is not the entity's functional currency. The Group Treasury's risk management policy is to hedge between 25% and 80% of anticipated cash flows in each major foreign currency for the next twelve months. Each subsidiary designates contracts with Group Treasury as fair value hedges or cash flow hedges, as appropriate. External foreign exchange contracts are designated at Group level as hedges of foreign exchange risk on specific monetary assets, monetary liabilities or future transactions on a gross basis.

The following tables present details of the Group's sensitivity to reasonably possible increases and decreases in the euro and US dollar against the relevant foreign currencies. In determining reasonable possible changes, the historical volatility over a twelve-month period of the respective foreign currencies in relation to the euro and the US dollar, has been considered. The sensitivity analysis determines the potential gains and losses in the income statement or equity arising from the Group's foreign exchange

Notes to the Consolidated Financial Statements (Continued)

30.   Financial risk management (Continued)

positions as a result of the corresponding percentage increases and decreases in the Group's main foreign currencies, relative to the euro and the US dollar. The sensitivity analysis includes outstanding foreign currency denominated monetary items, external loans as well as loans between operations within the Group where the denomination of the loan is in a currency other than the currency of the local entity. The sensitivity analysis for exchange risk for 2012, 2011 and 2010 was as follows:

2012 exchange risk sensitivity analysis

		Euro strengthens against local currency		Euro weakens against local currency
		Loss/(Gain) in income statement	(Gain)/loss in equity	(Gain)/loss in income statement	(Gain)/loss in equity
	% change	€ million	€ million	€ million	€ million
Armenian dram	10.04%	0.7	—	(0.8)	—
Belarusian rouble	9.58%	(0.9)	—	1.0	—
Bulgarian lev	1.97%	(0.7)	—	0.8	—
Croatian kuna	1.99%	(0.1)	(0.1)	0.1	0.1
Czech koruna	6.52%	(2.0)	(1.3)	2.5	1.2
Hungarian forint	10.55%	(0.7)	(1.3)	0.7	1.3
Moldovan leu	10.37%	0.5	0.8	(0.6)	(0.9)
Nigerian naira	9.89%	1.7	—	(2.1)	—
Polish zloty	8.67%	(0.4)	(3.8)	0.3	3.4
Romanian leu	4.03%	—	(1.2)	0.2	0.8
Russian rouble	7.70%	0.2	(2.5)	(0.4)	1.4
Serbian dinar	7.27%	0.6	—	(0.5)	—
Swiss franc	1.60%	—	(0.6)	—	0.6
UK sterling	5.81%	(0.5)	4.2	0.6	(4.7)
Ukrainian hryvnia	8.99%	1.8	—	(2.2)	—
US dollar	8.62%	18.4	1.7	(21.8)	(2.0)

		18.6	(4.1)	(22.2)	1.2

		US dollar strengthens against local currency		US dollar weakens against local currency
		(Gain)/loss in income statement	(Gain)/loss in equity	Loss/(Gain) in income statement	Loss/(Gain) in equity
	% change	€ million	€ million	€ million	€ million
Bulgarian lev	8.60%	0.1	—	(0.1)	—
Croatian kuna	8.77%	—	(0.1)	—	0.1
Czech Koruna	13.09%	0.1	—	(0.1)	—
Euro	8.62%	(19.1)	1.7	22.7	(2.0)
Romanian leu	9.98%	(0.1)	—	0.1	—
Russian rouble	10.92%	(0.3)	(6.6)	0.8	3.1
Serbian dinar	11.10%	—	—	0.1	—
Ukrainian hryvnia	2.59%	0.2	—	(0.3)	—

		(19.1)	(5.0)	23.2	1.2

Notes to the Consolidated Financial Statements (Continued)

30.   Financial risk management (Continued)

2011 exchange risk sensitivity analysis

		Euro strengthens against local currency		Euro weakens against local currency
		Loss/(Gain) in income statement	(Gain)/loss in equity	(Gain)/loss in income statement	(Gain)/loss in equity
	% change	€ million	€ million	€ million	€ million
Armenian dram	12.04%	0.4	—	(0.5)	—
Belarusian rouble	30.00%	(1.9)	—	3.6	—
Bulgarian lev	0.47%	(0.2)	—	0.2	—
Croatian kuna	1.68%	—	(0.1)	—	0.1
Czech koruna	6.71%	(1.6)	(1.3)	2.1	0.9
Hungarian forint	11.70%	(0.1)	(1.3)	0.1	1.4
Latvian lati	1.48%	(0.1)	—	0.1	—
Moldovan leu	12.66%	0.2	1.0	(0.3)	(1.3)
Nigerian naira	15.46%	1.2	—	(1.6)	—
Polish zloty	10.31%	(1.0)	(4.5)	0.6	4.7
Romanian leu	4.76%	0.1	(1.4)	(0.2)	1.4
Russian rouble	8.66%	0.2	(3.4)	(1.3)	2.8
Serbian dinar	9.11%	0.3	—	(0.4)	—
Swiss franc	14.95%	3.5	(4.5)	(3.8)	4.6
UK sterling	8.02%	1.7	5.7	(1.6)	(6.8)
Ukrainian hryvnia	12.18%	0.8	—	(1.0)	—
US dollar	11.09%	20.8	6.6	(26.4)	(7.2)

		24.3	(3.2)	(30.4)	0.6

		US dollar strengthens against local currency		US dollar weakens against local currency
		(Gain)/loss in income statement	(Gain)/loss in equity	Loss/(Gain) in income statement	Loss/(Gain) in equity
	% change	€ million	€ million	€ million	€ million
Belarusian rouble	20.00%	2.3	0.2	(3.5)	(0.3)
Bulgarian lev	11.09%	0.7	—	(0.8)	—
Croatian kuna	11.27%	(0.1)	(0.3)	0.1	0.3
Euro	11.09%	(22.5)	(2.2)	28.2	2.7
Nigerian naira	10.59%	—	4.1	—	(5.1)
Russian rouble	11.55%	(0.7)	(10.1)	0.3	10.2
Serbian dinar	14.33%	(0.2)	—	0.2	—
Swiss franc	15.98%	—	—	0.1	—
Ukrainian hryvnia	2.74%	0.1	—	(0.1)	—

		(20.4)	(8.3)	24.5	7.8

Notes to the Consolidated Financial Statements (Continued)

30.   Financial risk management (Continued)

2010 exchange risk sensitivity analysis

		Euro strengthens against local currency		Euro weakens against local currency
		Loss/(Gain) in income statement	Loss/(Gain) in equity	Loss/(Gain) in income statement	(Gain)/loss in equity
	% change	€ million	€ million	€ million	€ million
Belarusian rouble	9.82%	(0.6)	—	0.7	—
Bulgarian lev	0.59%	(0.1)	—	0.1	—
Croatian kuna	1.84%	—	(0.1)	—	0.1
Czech koruna	6.22%	(1.4)	(1.0)	1.6	0.9
Estonian kroon	0.46%	(0.1)	—	0.1	—
Hungarian forint	11.28%	(1.2)	(1.6)	2.0	1.1
Moldovan leu	12.38%	0.1	1.0	(0.1)	(1.3)
Nigerian naira	10.66%	0.5	—	(0.7)	—
Polish zloty	10.56%	(0.4)	(4.4)	2.6	1.7
Romanian leu	5.14%	1.2	(1.2)	(0.4)	—
Russian rouble	8.64%	(0.2)	(0.8)	(0.7)	0.5
Serbian dinar	4.91%	(0.4)	—	0.4	—
Swiss franc	8.65%	(1.6)	(1.9)	1.8	1.8
UK sterling	8.38%	(0.1)	6.0	0.5	(7.0)
Ukrainian hryvnia	10.87%	0.2	—	(0.2)	—
US dollar	10.25%	5.4	3.9	(6.7)	(3.3)

		1.3	(0.1)	1.0	(5.5)

		US dollar strengthens against local currency		US dollar weakens against local currency
		(Gain)/loss in income statement	(Gain)/loss in equity	Loss/(Gain) in income statement	Loss/(Gain) in equity
	% change	€ million	€ million	€ million	€ million
Belarusian rouble	2.87%	0.1	—	(0.1)	—
Bulgarian lev	10.22%	0.6	(0.1)	(0.8)	0.1
Croatian kuna	11.05%	—	(0.1)	—	0.1
Euro	10.25%	(5.5)	(3.0)	6.8	3.7
Nigerian naira	4.18%	0.1	1.5	(0.1)	(1.7)
Romanian leu	12.47%	—	(0.3)	—	0.3
Russian rouble	8.94%	0.4	(2.2)	(0.6)	0.5
Ukrainian hryvnia	3.21%	(0.9)	—	1.0	—

		(5.2)	(4.2)	6.2	3.0

Commodity price risk

The Group is affected by the volatility of certain commodity prices in relation to certain raw materials (being mainly sugar and aluminium) necessary for the production of the Group's products.

Due to the significantly increased volatility of commodity prices, the Group's board of directors has developed and enacted a risk management strategy regarding commodity price risk and its mitigation. Although the Group continues to contract prices with suppliers in advance, to reduce its exposure to the effect of short-term changes in the price of sugar, fructose and aluminium, in addition, based on a rolling 36 month forecast, the Group hedges the purchase price of sugar and aluminium using commodity swap contracts, even though these contracts do not qualify for hedge accounting.

The following table presents details of the Group's income statement and equity sensitivity to increases and decreases in sugar and aluminium prices. The table does not show the sensitivity to the Group's total underlying sugar and aluminium exposure or the impact of changes in volumes that may arise from increase or decrease in sugar and aluminium prices. The sensitivity analysis determines the potential effect on profit or loss and equity arising from the Group's commodity swap contract positions as a result of the

Notes to the Consolidated Financial Statements (Continued)

30.   Financial risk management (Continued)

reasonably possible increases or decreases of the sugar and aluminium price. The sensitivity analysis for sugar and aluminium price risk was as follows:

31 December 2012

		Commodity price increases with all other variables held constant		Commodity price decreases with all other variables held constant
		(Gain)/loss in income statement	(Gain)/loss in equity	Loss/(Gain) in income statement	Loss/(Gain) in equity
	% change	€ million	€ million	€ million	€ million
Sugar	16.4%	(7.8)	—	7.8	—
Aluminium	19.8%	(0.6)	—	0.6	—

		(8.4)	—	8.4	—

31 December 2011

		Commodity price increases with all other variables held constant		Commodity price decreases with all other variables held constant
		(Gain)/loss in income statement	(Gain)/loss in equity	Loss/(Gain) in income statement	Loss/(Gain) in equity
	% change	€ million	€ million	€ million	€ million
Sugar	27.9%	(11.1)	—	11.0	—

Interest rate risk

The fair value of interest rate swap agreements utilised by the Group modifies the Group's exposure to interest rate risk and the changes in fair value of debt by converting the Group's fixed rate debt into floating rate obligation based on Euribor over the life of the underlying US$500.0 million notes. The agreements involve the receipt of fixed rate interest payments in exchange of floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. In June and July 2009, the Group unwound two euro interest rate swap contracts with a notional value of €207.5m, while in June and July 2010 the Group unwound the remaining interest rate swap contracts with a notional value of €292.5m, all of which related to the €500.0m 7-year euro-denominated fixed rate bond that matured in 2011. Furthermore, in June and July 2010, the Group unwound the interest rate swap contracts with notional value of €500.0m which related to the €500.0m 5-year euro-denominated fixed rate bond that matures in 2014.

During 2009, Coca-Cola Hellenic purchased interest rate option contracts on floating rate debt in order to continue to benefit from lower floating interest rates whilst ensuring protection against adverse interest rate movements. These interest rate options were sold in June and July 2010.

During 2012, we recognized in interest expense an expense of €7.9m in relation to the ineffective portion of swaps which qualified for hedge accounting compared to an expense of €6.6m in 2011 and an income of €1.0m in 2010.

The sensitivity analysis in the following paragraph has been determined based on exposure to interest rates of both derivative and non-derivative instruments existing at the balance sheet date and assuming constant foreign exchange rates. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. A 100 basis point increase or decrease represents management's assessment of a reasonably possible change in interest rates.

If interest rates had been 100 basis points higher and all other variables were held constant, the Group's profit for the year ended 31 December 2012 would have decreased by €4.7m (2011: €5.0m, 2010: €1.8m). If interest rates had been 100 basis points lower and all other variables were held constant, the Group's profit for the year ended 31 December 2012 would have increased by €4.7m (2011: €5.0m, 2010: €1.8m). This is

Notes to the Consolidated Financial Statements (Continued)

30.   Financial risk management (Continued)

mainly attributable to the Group's exposure to interest rates on a fixed rate bond that have been swapped to a floating rate obligation.

Credit risk

The Group has limited concentration of credit risk across trade and financial counterparties. Policies are in place to ensure that sales of products and services on credit are made to customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any single financial institution.

The Group's maximum exposure to credit risk in the event that counterparties fail to perform their obligations at 31 December 2012 in relation to each class of recognised financial asset, is the carrying amount of those assets as indicated on the balance sheet.

If credit is granted to customers, their credit quality is normally assessed using external agencies and historic experience. Credit limits are set accordingly. Further information regarding credit risk exposure is shown within Notes 12 and 13.

With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The Group's maximum credit risk exposure for each derivative instrument is the carrying amount of the derivative (refer to Note 8). In addition, the Group regularly makes use of money market funds to invest temporarily excess cash balances and to diversify its counterparty risk. These funds all have a minimum AAA rating and strict investment limits are set, per fund, depending on the size of the fund.

The Group only undertakes investment and derivative transactions with banks and financial institutions that have a minimum credit rating of 'BBB-' from Standard & Poor's and 'Baa3' from Moody's. Since June 2012 the Group has also introduced the Credit Default Swaps of a counterparty in order to measure more timely the credit worthiness of a counterparty and set up its counterparties in tiers in order to assign maximum exposure and tenor per tier. If the Credit Default Swaps of certain counterparty exceed 500bps the Group will stop trading derivatives with that counterparty and will try to cancel any deposits on a best effort basis.

Liquidity risk

The Group actively manages liquidity risk to ensure there are sufficient funds available for any short-term and long-term commitments. Bank overdrafts and bank facilities, both committed and uncommitted, are used to manage this risk.

Ultimate responsibility for liquidity risk management rests with the board of directors, which has built an appropriate liquidity risk management framework for the management of the Group's short, medium and long-term funding and liquidity requirements. The Group manages liquidity risk by maintaining adequate cash reserves and committed banking facilities, access to the debt capital markets, and by continuously monitoring forecasted and actual cash flows. Included in Note 15 is a listing of the undrawn facilities that the Group has at its disposal to manage liquidity risk.

Notes to the Consolidated Financial Statements (Continued)

30.   Financial risk management (Continued)

The following tables detail the Group's remaining contractual maturities for its financial liabilities. The tables include both interest and principal undiscounted cash flows assuming that interest rates remain constant from 31 December 2012.

	Up to 1 year	1–2 yrs	2–5 yrs	Over 5 years
	€ million	€ million	€ million	€ million
Borrowings	639.1	597.9	1,078.7	96.6
Derivative liabilities	8.3	2.2	0.2	—
Trade and other payables	1,461.6	—	—	6.7

As at 31 December 2012	2,109.0	600.1	1,078.9	103.3

Borrowings	413.0	511.7	1,615.7	44.7
Derivative liabilities	4.0	0.2	—	—
Trade and other payables	1,475.9	—	—	6.8

As at 31 December 2011	1,892.9	511.9	1,615.7	51.5

Borrowings	619.9	92.4	1,458.2	361.3
Derivative liabilities	4.1	—	—	—
Trade and other payables	1,420.2	—	—	6.8

As at 31 December 2010	2,044.2	92.4	1,458.2	368.1

The Group hedges exposures to changes in the fair value of debt, as well as in the foreign exchange cash flows of debt by using a combination of interest rate and cross-currency swap contracts (refer to Notes 8 and 15). Therefore, the impact of these instruments has been included in the aggregate interest and principal undiscounted cash flows related to the underlying borrowings presented above.

Capital risk

The Group's objectives when managing capital are to safeguard the Group's ability to continue as going concern and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may increase or decrease debt, issue or buy back shares, adjust the amount of dividends paid to shareholders, or return capital to shareholders.

The Group's goal is to maintain a conservative financial profile. In April 2012, Standard & Poor's changed its rating outlook to negative and in June the corporate credit ratings were downgraded to "BBB+" long term, "A2" short term with Credit Watch Negative. In June 2012, Moody's also downgraded Coca-Cola Hellenic ratings to "Baa1" long-term and the outlook remained negative. The main reasons for both downgrades were the continued pressure on business results due to the macroeconomic pressures in our territories and the potential impact of Greece leaving the Eurozone. The Group monitors its capital structure on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Total capital is calculated as 'Total equity' plus 'Net debt' as shown in the consolidated balance sheet. The Group's strategy is to maintain a gearing ratio within a 35% to 45% range. The gearing ratios at 31 December 2012, 2011 and 2010 were as follows:

	2012	2011	2010
	€ million	€ million	€ million
Total borrowings (refer to Note 15)	2,159.7	2,261.3	2,194.0
Less: Cash and cash equivalents (refer to Note 14)	(439.1)	(447.4)	(306.7)

Net debt	1,720.6	1,813.9	1,887.3
Total equity	3,006.5	2,920.2	3,031.1

Total capital	4,727.1	4,734.1	4,918.4

Gearing ratio	36%	38%	38%

Notes to the Consolidated Financial Statements (Continued)

30.   Financial risk management (Continued)

Fair values of financial assets and liabilities

For financial instruments such as cash, deposits, debtors and creditors, investments, short-term borrowings (excluding the current portion of bonds and notes payable) and other financial liabilities (other than bonds and notes payable), carrying values are a reasonable approximation of their fair values. According to the fair value hierarchy, the financial instruments measured at fair value are classified as follows:

Level 1

The fair value of available-for-sale listed equity securities is based on quoted market prices at 31 December 2012.

Level 2

The fair value of foreign currency forward contracts, foreign currency option contracts, commodity swap contracts, bonds and notes payable, interest rate swap contracts and cross-currency swap contracts is determined by using valuation techniques. These valuation techniques maximise the use of observable market data. The fair value of the foreign currency forward contracts, foreign currency option contracts, commodity swap contracts and cross-currency swap contracts is calculated by reference to quoted forward exchange, deposit rates and forward rate curve of the underlying commodity at 31 December 2012 for contracts with similar maturity dates. The fair value of interest rate option contracts is calculated by reference to the Black and Scholes valuation model and implied volatilities. The fair value of bonds and notes payable has been determined on the basis of the estimated present value of future cash flows based on observable yield curves. The fair value of interest rate swap contracts is determined as the difference in the present value of the future interest cash inflows and outflows based on observable yield curves.

Level 3

The fair value of available-for-sale unlisted investments is determined through the use of estimated discounted cash flows.

The following table provides the fair value hierarchy in which fair value measurements are categorised for assets and liabilities at 31 December 2012:

	Level 1	Level 2	Level 3	Total
	€ million	€ million	€ million	€ million
Financial assets at FVTPL
Foreign currency forward contracts	—	0.8	—	0.8
Foreign currency option contracts	—	0.2	—	0.2
Derivative financial assets used for hedging
Fair value hedges
Foreign currency forward contracts	—	—	—	—
Interest rate swap contracts	—	11.3	—	11.3
Cash flow hedges
Foreign currency forward contracts	—	0.6	—	0.6
Foreign currency option contracts	—	0.7	—	0.7
Interest rate swap contracts	—	35.8	—	35.8
Available-for-sale financial assets
Equity securities	1.0	—	0.7	1.7

Total financial assets	1.0	49.4	0.7	51.1

Financial liabilities at FVTPL
Foreign currency forward contracts	—	(0.8)	—	(0.8)
Cross-currency swap contracts	—	(67.8)	—	(67.8)
Commodity swap contracts	—	(5.8)	—	(5.8)

Notes to the Consolidated Financial Statements (Continued)

30.   Financial risk management (Continued)

	Level 1	Level 2	Level 3	Total
	€ million	€ million	€ million	€ million
Derivative financial liabilities used for hedging
Fair value hedges
Foreign currency forward contracts	—	(0.5)	—	(0.5)
Cash flow hedges
Foreign currency forward contracts	—	(3.6)	—	(3.6)
Cross-currency swap contracts	—	(75.6)	—	(75.6)

Total financial liabilities	—	(154.1)	—	(154.1)

There were no material changes in fair value measurements for Level 3 items for the year ended 31 December 2012.

The following table provides the fair value hierarchy in which fair value measurements are categorised for assets and liabilities at 31 December 2011:

	Level 1	Level 2	Level 3	€ million
	€ million	€ million	€ million	€ million
Financial assets at FVTPL
Foreign currency forward contracts	—	3.5	—	3.5
Foreign currency option contracts	—	0.4	—	0.4
Derivative financial assets used for hedging
Fair value hedges
Foreign currency forward contracts	—	0.6	—	0.6
Interest rate swap contracts	—	25.7	—	25.7
Cash flow hedges
Foreign currency forward contracts	—	9.8	—	9.8
Foreign currency option contracts	—	1.4	—	1.4
Interest rate swap contracts	—	43.8	—	43.8
Available-for-sale financial assets
Equity securities	0.7	—	0.5	1.2

Total financial assets	0.7	85.2	0.5	86.4

Financial liabilities at FVTPL
Foreign currency forward contracts	—	(0.9)	—	(0.9)
Foreign currency option contracts	—	(0.4)	—	(0.4)
Cross-currency swap contracts	—	(60.9)	—	(60.9)
Commodity swap contracts	—	(1.4)	—	(1.4)
Derivative financial liabilities used for hedging
Cash flow hedges
Foreign currency forward contracts	—	(1.5)	—	(1.5)
Cross-currency swap contracts	—	(69.9)	—	(69.9)

Total financial liabilities	—	(135.0)	—	(135.0)

There were no material changes in fair value measurements for Level 3 items for the year ended 31 December 2011.

Notes to the Consolidated Financial Statements (Continued)

30.   Financial risk management (Continued)

The following table provides the fair value hierarchy in which fair value measurements are categorised for assets and liabilities at 31 December 2010:

	Level 1	Level 2	Level 3	Total
	€ million	€ million	€ million	€ million
Financial assets at FVTPL
Foreign currency forward contracts	—	0.3	—	0.3
Foreign currency option contracts	—	0.4	—	0.4
Derivative financial assets used for hedging
Fair value hedges
Foreign currency forward contracts	—	1.7	—	1.7
Interest rate swap contracts	—	35.4	—	35.4
Cash flow hedges
Foreign currency forward contracts	—	0.6	—	0.6
Foreign currency option contracts	—	1.2	—	1.2
Interest rate swap contracts	—	37.7	—	37.7
Available-for-sale financial assets
Equity securities	1.3	—	0.3	1.6

Total financial assets	1.3	77.3	0.3	78.9

Financial liabilities at FVTPL
Foreign currency forward contracts	—	(0.1)	—	(0.1)
Cross-currency swap contracts	—	(72.6)	—	(72.6)
Derivative financial liabilities used for hedging
Fair value hedges
Foreign currency forward contracts	—	(0.6)	—	(0.6)
Cash flow hedges
Foreign currency forward contracts	—	(3.4)	—	(3.4)
Cross-currency swap contracts	—	(63.5)	—	(63.5)

Total financial liabilities	—	(140.2)	—	(140.2)

The following table presents changes in fair value measurements for Level 3 items for the year ended 31 December 2010:

€ million
As at 1 January 2010	15.6
Total gains for the year
In profit and loss	1.0
Settlements	(16.3)

As at 31 December 2010	0.3

Total gains for the year included in profit or loss for assets held at 31 December 2010	1.0

Total gains for the year included in profit or loss for available-for-sale equity securities amounted to €1.0m, related to assets held at 31 December 2010 and were recorded within operating expenses.

31.   Contingencies

The Greek Competition Authority issued a decision on 25 January 2002, imposing a fine on the Company of approximately €2.9m for certain discount and rebate practices and required changes to the Company's commercial practices with respect to placing coolers in certain locations and lending these assets free of charge. On 16 June 2004, the fine was reduced on appeal to €1.8m. On 29 June 2005, the Greek Competition Authority requested that the Company provide information on its commercial practices as a result of a complaint by certain third parties regarding the Company's compliance with the decision of 25 January 2002. On 7 October 2005, the Company was served with notice to appear before the Greek Competition Authority. On 14 June 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day that the Company allegedly failed to comply with the decision of 25 January 2002. On 31 August 2006, the Company deposited an amount of €8.9m, reflecting the amount

Notes to the Consolidated Financial Statements (Continued)

31.   Contingencies (Continued)

of the fine and applicable tax, with the Greek authorities. As a result of this deposit, the Company increased the charge to its 2006 financial statements in connection to this case. On 23 November 2007, the Court of Appeals partly reversed and partly upheld the decision of the Greek Competition Authority reducing the amount of the fine to €5.9m. The reduction of the fine by €2.8m was recognized in the Company's 2007 income statement. The Company has appealed the decision of the Court of Appeals to the extent it upholds the fine, to the Supreme Administrative Court of Greece. The Company believes that it has substantial legal grounds for its appeal against the judgment of the Court of Appeals. The Greek Competition Authority and one of the Company's competitors have also appealed the decision of the Court of Appeals. There have been no material developments in the applicable litigation. Since 2008 when the case was first referred to the Supreme Administrative Court of Greece, hearings have been postponed due to the backlog of pending cases before the Court. Utilizing advice from outside legal counsel, we consider the risk of an increase to the amount of the fine and the possibility of further cash outflows as remote.

In relation to the Greek Competition Authority's decision of 25 January 2002, one of the Company's competitors has filed a lawsuit claiming damages in an amount of €7.7m. The court of first instance heard the case on 21 January 2009 and subsequently rejected the lawsuit. The plaintiff has appealed the judgment. At present, it is not possible to predict the final outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. We have not provided for any losses related to this case.

On 1 February 2012, the Greek Competition Commission conducted an inspection of the Company's Greek operations as part of an investigation into the sparkling, juice and water categories. The Company has a policy of strict compliance with Greek and EU competition law and it is cooperating fully with the Commission.

In the second quarter of 2010, the Serbian Competition Authority opened an investigation into the commercial practices of our Serbian subsidiary for potential abuse of dominance in the market for distribution of alcoholic and non-alcoholic beverages. On December 2012, the authority addressed a statement of objections to our Serbian subsidiary. We believe that our Serbian subsidiary has not violated any Serbian competition rules and we will challenge any such allegations vigorously. At present, it is not possible to predict the outcome of this investigation.

In 1992, our subsidiary Nigerian Bottling Company ("NBC") acquired a manufacturing facility in Nigeria from Vacunak, a Nigerian Company. In 1994, Vacunak filed a lawsuit against NBC, alleging that a representative of NBC had orally agreed to rescind the sale agreement and instead enter into a lease agreement with Vacunak. As part of its lawsuit Vacunak sought compensation for rent and loss of business opportunities. NBC discontinued all use of the facility in 1995. In a judgement delivered by the Nigerian court of first instance on 28 June 2012, the court awarded Vacunak damages in an amount equivalent to approximately €7.0 million. NBC has filed an appeal against the judgment. Based on advice from NBC's outside legal counsel, we believe that it is unlikely that NBC will suffer material financial losses from this case. We have consequently not provided for any losses in relation to this case.

The tax filings of the Company and its subsidiaries are routinely subjected to audit by tax authorities in most of the jurisdictions in which the Company conducts business. These audits may result in assessments of additional taxes. The Company provides additional tax in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

The Company is also involved in various other legal proceedings. Management believes that any liability to the Company that may arise as a result of these pending legal proceedings will not have a material adverse effect on the results of operations, cash flows, or the financial position of the Company taken as a whole.

Notes to the Consolidated Financial Statements (Continued)

32.   Commitments

(a)   Operating leases

The total of future minimum lease payments under non-cancellable operating leases at 31 December was as follows:

	2012	2011	2010
	€ million	€ million	€ million
Less than one year	50.3	55.1	62.6
Later than one year but less than five years	130.4	107.8	141.3
Later than five years	25.2	19.1	26.8

Future minimum lease payments	205.9	182.0	230.7

The total operating lease charges included within operating expenses for the years ended 31 December were as follows:

	2012	2011	2010
	€ million	€ million	€ million
Plant and equipment	74.1	67.9	57.4
Property	45.0	47.2	46.1

Total operating lease charges	119.1	115.1	103.5

(b)   Capital commitments

At 31 December 2012 the Group had capital commitments amounting to €90.3m (2011: €93.9m and 2010: €66.3m respectively). Of this, €1.0m related to the Company's share of the commitments of its joint ventures (2011: €2.5m and 2010: €0.5m respectively).

(c)   Long-term commitments

At 31 December 2012 the Group had commitments to purchase raw materials and receive services amounting to €300.5m (2011: €355.3m and 2010: €203.8m respectively). Of this, €8.9m related to the Company's share of the commitments of its joint ventures (2011: €7.8m and 2010: €13.2m respectively).

33.   Directors' and senior management remuneration

The total remuneration paid to or accrued for directors and the senior management team for 2012 amounted to €11.4m (2011: €14.4m, 2010: €14.1m). Out of this, the amount paid or accrued for stock option grants during 2012 was €3.0m (2011: €4.6m, 2010: €4.2m). Pension and post employment benefits for directors and the senior management team during 2012 amounted to €1.0m (2011: €0.8m, 2010: €0.9m).

34.   Related party transactions

(a)   The Coca-Cola Company

As at 31 December 2012, TCCC indirectly owned 23.2% (2011: 23.2%, 2010: 23.2%) of the issued share capital of Coca-Cola Hellenic. TCCC considers Coca-Cola Hellenic to be a 'key bottler' and has entered into bottler's agreements with Coca-Cola Hellenic in respect of each of Coca-Cola Hellenic's territories. All the bottler's agreements entered into by TCCC and Coca-Cola Hellenic are Standard International Bottler's ('SIB') agreements. The terms of the bottler's agreements grant Coca-Cola Hellenic the right to produce and the exclusive right to sell and distribute the beverages of TCCC in each of the countries Coca-Cola Hellenic operates. Consequently, Coca-Cola Hellenic is obliged to purchase all concentrate for TCCC's beverages from TCCC, or its designee, in the ordinary course of business. On 10 October 2012, TCCC agreed to extend the term of the bottlers' agreements for further ten years until 2023. On 29 December 2008, Kar-Tess Holding and TCCC agreed to extend their existing shareholders' agreement, whereby the combined shareholdings of Kar-Tess Holding and TCCC will not fall below 44% for the period up to January 2014 and not below 40% for the period thereafter until 31 December 2018. Refer also to note 36.

Notes to the Consolidated Financial Statements (Continued)

34.   Related party transactions (Continued)

TCCC owns or has applied for the trademarks that identify its beverages in each of the countries Coca-Cola Hellenic operates. TCCC has authorised Coca-Cola Hellenic and certain of its subsidiaries to use the trademark 'Coca-Cola' in their corporate names.

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during 2012 amounted to €1,305.4m (2011: €1,300.8m, 2010: €1,368.2m).

TCCC makes discretionary marketing contributions to Coca-Cola Hellenic's operating subsidiaries. The participation in shared marketing agreements is at TCCC's discretion and, where co-operative arrangements are entered into, marketing expenses are shared. Such arrangements include the development of marketing programmes to promote TCCC's beverages. Total net contributions received from TCCC for marketing and promotional incentives during the year amounted to €70.6m (2011: €76.5m, 2010: €60.8m). Contributions for price support and marketing and promotional campaigns in respect of specific customers are recorded in net sales revenue as an offset to promotional incentives paid to customers. In 2012, such contributions totaled €51.2m (2011: €49.0m, 2010: €48.8m). Contributions for general marketing programmes are recorded as an offset to selling expenses. In 2012, such contributions made by TCCC to Coca-Cola Hellenic totalled €20.1m (2011: €21.9m, 2010: €19.8m) and the contributions of Coca-Cola Hellenic to TCCC totalled €0.7m (2011: €9.0m, 2010: €7.8m). TCCC has also customarily made additional payments for marketing and advertising directly to suppliers as part of the shared marketing arrangements. The proportion of direct and indirect payments, made at TCCC's discretion, will not necessarily be the same from year to year. In addition, there were no support payments received from TCCC for the placement of cold drink equipment for the year ended 31 December 2012 (2011: €14.6m, 2010: nil).

During the year, the Group sold €25.1m of finished goods and raw materials to TCCC (2011: €32.8m, 2010: €19.0m).

Other income primarily comprises rent, facility and other items of €1.2m (2011: €1.2m, 2010: €14.3m) and a toll-filling relationship in Poland of €18.0m (2011: €13.8m, 2010: €17.6m). Other expenses related to facility costs charged by TCCC and shared costs included in operating expenses amounted to €1.5m (2011: €4.0m, 2010: nil).

During 2012 the Group did not make any purchases of franchise rights (2011: nil, 2010: €4.4m) and did not receive any income from the sale of available-for-sale assets to TCCC (2011: nil, 2010: €4.9m).

As at 31 December 2012, the Group had a total amount due from TCCC of €49.6m (2011: €56.6m, 2010: €47.9m), and a total amount due to TCCC of €154.0m of trade payables (2011: €162.1m, 2010: €163.1m) and no other liabilities (2011: €7.6m, 2010: nil).

(b)   Frigoglass S.A. ('Frigoglass')

Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, glass bottles and crowns. Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, currently indirectly owns 44.48% of Frigoglass through Torval Investment Corp., Lavonos Limited, Thrush Investments Holdings, Tinola Holdings S.A., Boval Limited, Boval S.A., Rondo Holding S.A. and Eagle Enterprises A.E. Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, holds 100% of the share capital of Torval Investment Corp., whose 100% owned subsidiary Lavonos Limited holds 100% of the share capital of Boval Limited as nominee for Torval Investment Corp., where Boval Limited controls its 100% owned subsidiary Boval S.A., which controls Kar-Tess Holding, which holds approximately 23.3% of Coca-Cola Hellenic's total issued capital. Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 23.9% effective interest, through its investment in Nigerian Bottling Company plc (refer to Note 6).

Coca-Cola Hellenic entered into a supply agreement with Frigoglass for the purchase of cooling equipment in 1999. The supply agreement was extended in 2004 and, most recently, in 2008, on substantially similar terms. Coca-Cola Hellenic has the status of most favoured customer of Frigoglass, on a non-exclusive basis,

Notes to the Consolidated Financial Statements (Continued)

34.   Related party transactions (Continued)

provided that it obtains at least 60% (at prices which are negotiated on an annual basis and which must be competitive) of its annual requirements for cooling equipment. The current agreement expires on 31 December 2013.

During 2012, the Group made purchases of €137.9m (2011: €147.7m, 2010: €100.5m) of coolers, glass bottles and crowns from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €9.8m (2011: €6.3m, 2010: €5.6m). In addition the Group recorded other income of €0.8m (2011: €1.0m, 2010: €0.5m). As at 31 December 2012, Coca-Cola Hellenic owed €21.4m (2011: €14.3m, 2010: €13.8m) to, and was owed €1.2m (2011: €1.2m, 2010: €1.2m) by Frigoglass.

(c)   Directors

Mr. George A. David, Mr. Haralambos K. Leventis, Mr. Anastasios P. Leventis and Mr. Anastassis G. David have been nominated by Kar-Tess Holding to the board of Coca-Cola Hellenic. Mr. Irial Finan and Mr. John Hunter have been nominated by TCCC to the board of Coca-Cola Hellenic. There have been no transactions between Coca-Cola Hellenic and the directors except for remuneration (refer to Note 33).

(d)   Other

Beverage Partners Worldwide ('BPW')

BPW is a 50/50 joint venture between TCCC and Nestlé. During 2012, the Group purchased inventory from BPW amounting to €101.5m (2011: €99.6m, 2010: €89.4m) and did not record any income (2011: nil, 2010: €0.1m). As at 31 December 2012, Coca-Cola Hellenic owed €4.9m (2011: €4.4m, 2010: €4.4m) to and was not owed any amounts (2011: €0.1m, 2010: nil) by BPW.

Kar-Tess Holding

As at 31 December 2012, Kar-Tess Holding owned 23.3% (2011: 23.3%, 2010: 23.3%) of the issued share capital of Coca-Cola Hellenic.

On 6 December, 2010 Kar-Tess Holding transferred 22,453,254 of Coca-Cola Hellenic shares and voting rights representing 6.13% of the total number of shares and voting rights of Coca-Cola Hellenic by transferring its 100% owned subsidiaries under the trade names "Sammy LLC", "Lucky 70 LLC", "Zoe 20 LLC", "Kooky LLC", "Utopia Business Company Ltd.", "Harmonia Commercial S.A.", "Ice Cold Holdings Limited" and "Red & White Holdings Limited" to entities and individuals, who were either ultimate beneficial owners of Kar-Tess Holding or have been nominated by them. None of the above persons owns individually more than 2% of the outstanding shares and voting rights of Coca-Cola Hellenic.

Leventis Overseas & AG Leventis (Nigeria) PLC (the 'Leventis Companies')

The Leventis Companies are related to Coca-Cola Hellenic by way of common directors, as a result of which significant influence is considered to exist. During 2012, the Group purchased €20.3m (2011: €14.9m, 2010: €10.8m) of finished goods and other materials from the Leventis Companies. Furthermore the Group did not record any sales of finished goods and raw materials to the Leventis Companies (2011: nil, 2010: €0.1m) and incurred rental expenses of €2.1m (2011: €2.8m, 2010: €0.6m) from the Leventis Companies. In addition during 2012 the Group incurred other expenses of €0.3m (2011: €0.3m, 2010: €0.4m) and did not record other income (2011: €0.3m, 2010: €1.0m) with the Leventis Companies. As at 31 December 2012, the Group owed €2.5m (2011: €3.8m, 2010: €1.3m) to, and was owed €0.1m (2011: €0.2m, 2010: €0.8m) by the Leventis Companies.

Other Coca-Cola bottlers

The Group sold €0.5m of finished goods (2011: €1.6m, 2010: €1.3m), purchased €5.5m of finished goods (2011: €1.9m, 2010: €0.5m), incurred expenses of €0.1m (2011: €0.1m, 2010: €0.1m) and recorded no income (2011: nil, 2010: €0.3m) from other Coca-Cola bottlers over which TCCC has significant influence. Furthermore during 2012 the Group received reimbursement for direct marketing expenses incurred of €0.2m (2011: €0.1m, 2010: €0.8m) from other Coca-Cola bottlers. At 31 December 2012, the receivables

Notes to the Consolidated Financial Statements (Continued)

34.   Related party transactions (Continued)

from such Coca-Cola bottlers were €0.2m (2011: €0.3m, 2010: €1.5m) and payables to other Coca-Cola bottlers were €0.2m (2011: nil, 2010: nil).

Other related parties

The Group purchased €1.3m (2011: nil, 2010: nil) of raw materials and finished goods and did not perform any purchases of fixed assets from other related parties (2011: nil, 2010: €0.1m). Further, the Group incurred expenses of €1.9m (2011: €1.8m, 2010: €1.4m) and recorded income of €0.1m (2011: €0.3m, 2010: nil). At 31 December 2012, the Group owed €0.5m (2011: €0.2m, 2010: nil) to, and was owed €0.1m (2011: €0.4m, 2010: €0.8m) by other related parties.

(e)   Joint Arrangements

The Group purchased €31.0m of finished goods (2011: €28.9m, 2010: €62.3m), incurred other expenses of €0.4m (2011: €0.1m, 2010: €0.1m) and recorded other income of €0.2m from joint arrangements (2011: €0.2m, 2010: €0.1m). As at 31 December 2012, the Group owed €67.5m (2011: €15.5m, 2010: €15.3m) to, and was owed €19.5m (2011: €17.4m, 2010: €17.8m) by joint arrangements ventures, which relate to current and non-current portion.

There are no significant transactions with other related parties for the year ended 31 December 2012.

35.   List of principal Group companies

The following are the principal Group companies at 31 December:

		% ownership
	Country of registration
		2012	2011	2010
3E (Cyprus) Limited	Cyprus	100.0%	100.0%	100.0%
AS Coca-Cola HBC Eesti	Estonia	100.0%	100.0%	100.0%
Bankya Mineral Waters Bottling Company EOOD	Bulgaria	100.0%	100.0%	100.0%
Brewinvest S.A. Group(1)	Greece	50.0%	50.0%	50.0%
BrewTech B.V. Group(1),(2)	The Netherlands	50.0%	—	—
CC Beverages Holdings II B.V.	The Netherlands	100.0%	100.0%	100.0%
CCB Management Services GmbH	Austria	100.0%	100.0%	100.0%
CCHBC Armenia CJSC	Armenia	90.0%	90.0%	90.0%
CCHBC Bulgaria AD	Bulgaria	85.4%	85.4%	85.4%
CCHBC Insurance (Guernsey) Limited	Guernsey	100.0%	100.0%	100.0%
CCHBC IT Services Limited	Bulgaria	100.0%	100.0%	100.0%
Coca-Cola Beverages Austria GmbH	Austria	100.0%	100.0%	100.0%
Coca-Cola Beverages Belorussiya	Belarus	100.0%	100.0%	100.0%
Coca-Cola Beverages Ceska republika, s.r.o.	Czech Republic	100.0%	100.0%	100.0%
Coca-Cola Beverages Ukraine Ltd	Ukraine	100.0%	100.0%	100.0%
Coca-Cola Bottlers Chisinau S.R.L.	Moldova	100.0%	100.0%	100.0%
Coca-Cola Bottlers Iasi Srl	Romania	99.2%	99.2%	99.2%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100.0%	100.0%	100.0%
Coca-Cola HBC Balkan Holding B.V.(3)	The Netherlands	—	100.0%	100.0%
Coca-Cola HBC-Srbija d.o.o.(4)	Serbia	100.0%	100.0%	91.2%
Coca-Cola HBC B-H d.o.o. Sarajevo	Bosnia and Herzegovina	100.0%	100.0%	100.0%
Coca-Cola HBC Finance B.V.	The Netherlands	100.0%	100.0%	100.0%
Coca-Cola HBC Finance plc	England and Wales	100.0%	100.0%	100.0%
Coca-Cola HBC Greece S.A.I.C.(5)	Greece	100.0%	100.0%	100.0%
Coca-Cola HBC Hrvatska d.o.o.	Croatia	100.0%	100.0%	100.0%
Coca-Cola HBC Hungary Ltd	Hungary	100.0%	100.0%	100.0%
Coca-Cola HBC Ireland Limited	Republic of Ireland	100.0%	100.0%	100.0%
Coca-Cola HBC Italia S.r.l.	Italy	100.0%	100.0%	100.0%
Coca-Cola HBC Kosovo L.L.C.	Kosovo	100.0%	100.0%	100.0%
Coca-Cola HBC Northern Ireland Limited	Northern Ireland	100.0%	100.0%	100.0%
Coca-Cola HBC Polska sp. z o.o.	Poland	100.0%	100.0%	100.0%
Coca-Cola HBC Romania Ltd	Romania	100.0%	100.0%	100.0%

Notes to the Consolidated Financial Statements (Continued)

35.   List of principal Group companies (Continued)

		% ownership
	Country of registration
		2012	2011	2010
Coca-Cola HBC Slovenija d.o.o.	Slovenia	100.0%	100.0%	100.0%
Coca-Cola HBC Slovenska republika, s.r.o.	Slovakia	100.0%	100.0%	100.0%
Coca-Cola HBC Switzerland Ltd(6)	Switzerland	99.9%	99.9%	99.9%
Coca-Cola Hellenic Bottling Company-Crna Gora d.o.o., Podgorica(4)	Montenegro	100.0%	100.0%	91.2%
Coca-Cola Hellenic Business Service Organization(7)	Bulgaria	100.0%	100.0%	—
Coca-Cola Hellenic Procurement GmbH	Austria	100.0%	100.0%	100.0%
Deepwaters Investments Ltd	Cyprus	50.0%	50.0%	50.0%
Dunlogan Limited(8)	Northern Ireland	—	100.0%	100.0%
Lanitis Bros Ltd	Cyprus	100.0%	100.0%	100.0%
LLC Coca-Cola HBC Eurasia	Russia	100.0%	100.0%	100.0%
MTV West Kishinev Bottling Company S.A.	Moldova	100.0%	100.0%	100.0%
Multon Z.A.O. Group(1)(9)	Russia	50.0%	50.0%	50.0%
Nigerian Bottling Company Ltd(10)	Nigeria	100.0%	100.0%	66.4%
Panpak Limited(11)	Republic of Ireland	—	100.0%	100.0%
SIA Coca-Cola HBC Latvia	Latvia	100.0%	100.0%	100.0%
Star Bottling Limited	Cyprus	100.0%	100.0%	100.0%
Star Bottling Services Corp.	British Virgin Islands	100.0%	100.0%	100.0%
Tsakiris S.A.	Greece	100.0%	100.0%	100.0%
UAB Coca-Cola HBC Lietuva	Lithuania	100.0%	100.0%	100.0%
Valser Services AG(7)	Switzerland	99.9%	99.9%	—
Vendit Ltd(12)	Republic of Ireland	100.0%	100.0%	100.0%
Yoppi Hungary Kft.	Hungary	100.0%	100.0%	100.0%

(1)
Joint arrangement.

(2)
The BrewTech B.V Group of companies is engaged in the bottling and distribution of soft drinks and beer in the Former Yugoslav Republic of Macedonia. In 2010, 2011 and up until April 2012 Brewtech B.V. Group formed part of the Brewinvest S.A Group.

(3)
CCHBC Balkan Holding BV was merged into its parent company, CC Beverages Holdings II BV, effective 14 November 2012.

(4)
On 25 June 2010, the Group initiated a tender offer to purchase all of remaining shares of the non-controlling interest in Coca-Cola HBC – Srbija A.D., Zemun ("CCH Serbia"). The tender offer was completed on 2 August 2010 and resulted in the Group increasing its stake in CCH Serbia to 91.2% as of 31 December 2010. In 2011, the Group acquired all the remaining interest in the subsidiary (refer to Note 28).

(5)
Effective from 1 August 2012, Elxym S.A. has been renamed to "Coca-Cola HBC Greece S.A.I.C". On 25 June 2012, CCH's annual general meeting of shareholders approved the transfer of Greek operations' operating assets and liabilities to Coca-Cola HBC Greece S.A.I.C, in accordance with Greek Law 2166/1993. In connection therewith, the transformation balance sheet of 31 March 2012, the respective audit report and the draft deed relating to the transaction were approved and the necessary authorisations for its execution and submission to the competent authorities were granted.

(6)
During 2010, Coca-Cola Beverages A.G. was renamed to Coca-Cola HBC Switzerland Ltd.

(7)
Incorporated in 2011.

(8)
On September 2012, Dunlogan Limited was merged with CC Beverages Holdings II B.V.

(9)
On 20 April, 2011 the Group along with TCCC, acquired through Multon Z.A.O., MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE, a fruit juice and nectar producer in Belarus (refer to Note 28).

(10)
On 8 June 2011, the board of directors of the Company's subsidiary Nigerian Bottling Company plc ("NBC") resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the board of directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in acquisition of the remaining 33.6% of the voting shares of NBC bringing the Group's interest in the subsidiary to 100%. The transaction was completed in September 2011 (refer to Note 28).

(11)
Dissolved, effective 7 March 2012.

(12)
Dissolved, effective 1 January 2013.

Notes to the Consolidated Financial Statements (Continued)

36.   Post Balance Sheet Events

On 14 January 2013, the Group acquired approximately 14.0% in Coca-Hellenic Bottling Company Bulgaria AD for a consideration of approximately €13.2 million and thus its overall participation in the Bulgarian subsidiary is now 99.39%.

By virtue of a tax law that was enacted in Greece on 23 January 2013, the Greek corporate income tax rate was increased to 26% (from 20%) for accounting years starting as of 1 January 2013 onwards. This rate increase had not been substantively enacted at the balance sheet date and, therefore, is not included in 2012 financial statements. The effect of the changes enacted by Parliament on 23 January 2013 would be to increase the deferred tax asset provided at the balance sheet date by €5.0m.

On 22 February 2013, Coca-Cola HBC AG ("CCHBC") announced that the existing shareholders' agreement of Kar-Tess Holding and TCCC, as well as the relationship agreement relating to Coca-Cola Hellenic entered into in connection with the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. in 2000, will terminate upon settlement of the voluntary share exchange offer and will not be renewed in relation to CCHBC.

During the first months of 2013 the Group incurred €5.6 million of restructuring costs before tax, in its established countries.

PART IX:    TAXATION

SECTION A:

UK TAX DISCLOSURE

This section summarises the material UK tax consequences of the Share Exchange Offer, the Greek Statutory Squeeze-out, and the Greek Statutory Sell-out, and ownership of Ordinary Shares and CDIs. It is intended only as a general guide and does not purport to be a complete analysis of all potential UK tax consequences of holding Ordinary Shares or Existing Shares.

This section is based on current UK tax law in England and Wales and what is understood to be the current practice of HM Revenue & Customs ("HMRC") as at the date of this Prospectus, both of which are subject to change, possibly with retroactive effect. This section applies only to holders of Ordinary Shares and holders of Existing Shares who are resident (and, in the case of individuals, ordinarily resident and domiciled) for tax purposes in the UK ("UK Holders") (except insofar as express reference is made to the treatment of non-UK-residents), who hold their shares as an investment, and who are the absolute beneficial owners thereof and of any dividends paid in respect of them.

This section does not address all possible tax consequences relating to an investment in the Ordinary Shares and Existing Shares. Certain types of shareholders, such as traders, brokers, dealers, banks, financial institutions, partnerships, trusts, insurance companies, investment companies, collective investment schemes, tax-exempt organisations, persons connected with the Company or with CCH, persons holding the shares in an individual savings account or a self-invested personal pension or as part of hedging or conversion transactions, shareholders who have (or are deemed to have) acquired their shares by virtue of an office or employment and shareholders who control or hold (either alone or together with one or more associated persons) directly or indirectly more than 10% of the voting rights or any class of share capital of the Company or CCH may be subject to special rules and this summary does not apply to such shareholders.

Shareholders or prospective shareholders who are in any doubt about their tax position or who are resident or otherwise subject to taxation in a jurisdiction outside the United Kingdom are recommended to seek the advice of professional advisers in relation to their taxation obligations.

1.     Taxation of Disposals of Existing Shares

Exchange of Existing Shares for Ordinary Shares (including disposal of Existing Shares in exchange for Ordinary Shares pursuant to the Greek Statutory Squeeze-out or the Greek Statutory Sell-out)

The following paragraphs apply equally to holders of Ordinary Shares and holders of CDIs.

The exchange of Existing Shares for Ordinary Shares pursuant to the Share Exchange Offer may not be treated as a disposal of Existing Shares for UK tax purposes ("no disposal" treatment), subject to certain conditions. If "no disposal" treatment applies, the exchange will not constitute a disposal by a UK Holder of Existing Shares for UK tax purposes. The Ordinary Shares will be treated as having been acquired by a UK Holder at the same time and for the same consideration as that UK Holder's Existing Shares.

Where a UK Holder, together with its connected parties, does not hold more than 5% (or more than 5% of any class) of shares in CCH, "no disposal" treatment should apply.

Where a UK Holder holds, alone or together with its connected parties, more than 5% (or more than 5% of any class) of shares in CCH, "no disposal" treatment will only apply if the transaction is effected for bona fide commercial purposes and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of UK corporation tax or capital gains tax.

CCH has sought and received written confirmation from HMRC that the transaction is effected for bona fide commercial purposes and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of UK corporation tax or capital gains tax.

Disposal of Existing Shares for cash pursuant to the Greek Statutory Squeeze-out or the Greek Statutory Sell-out

UK Holders

A disposal of Existing Shares by a shareholder who is (at any time in the relevant UK tax year) a UK Holder, may, depending upon the shareholder's circumstances and subject to any available exemption or relief (such as the annual exempt amount for individuals, or indexation for corporate shareholders), give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains.

A holder of Existing Shares who is an individual and who is temporarily not resident in the United Kingdom for a period of less than five complete tax years may, under anti-avoidance legislation, still be liable to UK taxation on his or her return to the United Kingdom on a chargeable gain realised on the disposal or part-disposal of the Existing Shares during the period when he or she is non-UK-resident. For these purposes, a tax year is the period from 6 April in one calendar year to 5 April in the following calendar year.

Non-UK-resident shareholders

A disposal of Existing Shares by a shareholder who is not a UK Holder will not give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains unless that shareholder carries on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment and has used, held or acquired Existing Shares for the purposes of that trade, profession or vocation or that branch, agency or permanent establishment.

Corporate shareholders

For corporate shareholders only, indexation allowance on the relevant proportion of the original allowable cost should be taken into account for the purposes of calculating a chargeable gain (but not an allowable loss) arising on a disposal or part-disposal of Existing Shares.

Stamp duty and stamp duty reserve tax ("SDRT")

No UK stamp duty or SDRT will arise on the issue of Ordinary Shares in registered form by the Company. UK stamp duty will not normally be payable in connection with a transfer of Existing Shares, either pursuant to the Share Exchange Offer, the Greek Statutory Squeeze-out, or the Greek Statutory Sell-out, provided that the instrument of transfer is executed and retained outside the United Kingdom and does not relate to any property situated in the United Kingdom or to any matter or thing done, or to be done, in the United Kingdom. The Existing Shares will not be paired with shares issued by a body corporate incorporated in the UK, and CCH does not and will not maintain any share register in the United Kingdom and, accordingly, no SDRT will be payable in respect of any agreement to transfer Existing Shares.

2.     Tax Consequences of Holding Ordinary Shares

Taxation of dividends

The following paragraphs apply equally to holders of Ordinary Shares and holders of CDIs.

Withholding tax

Dividend payments may be made without withholding or deduction for or on account of UK income tax.

Individual UK Holders

Dividends received by individual UK Holders will be subject to UK income tax. The dividend is taxable in the tax year when the dividend is payable. The tax is charged on the gross amount of any dividend paid as increased for any UK tax credit available as described below (the "gross dividend"). A UK Holder must include any foreign tax withheld (which cannot otherwise be refunded) from the dividend payment in the gross dividend even though the holder does not in fact receive it.

Subject to certain limitations, any non-UK tax withheld and paid over to a non-UK taxing authority will be eligible for credit against a UK Holder's UK tax liability except to the extent that a refund of the tax withheld is available to the holder under non-UK tax law or under an applicable tax treaty.

A UK Holder who is an individual and who receives a dividend from the Company will be entitled to a tax credit which may be set off against the shareholder's total income tax liability. The tax credit will be equal to one-ninth of the amount of the dividend received including any foreign tax withheld (or 10% of the aggregate of that dividend and tax credit). The UK income tax regime applies progressive rates of tax according to the amount of an individual's taxable income. Dividends are treated as the top slice of an individual's income.

An individual UK Holder who is subject to income tax at a rate or rates not exceeding the basic rate will be liable to tax on the gross dividend at the rate of 10% and will therefore have no UK income tax liability to pay. Where the tax credit exceeds the UK Holder's tax liability, the UK Holder cannot claim repayment of the tax credit from HMRC.

An individual UK Holder who is subject to income tax at the higher rate or the additional rate will be liable to income tax on the gross dividend at the rate of 32.5% or 42.5% respectively to the extent that the gross dividend, when treated as the top slice of that UK Holder's income, falls above the threshold for higher rate or additional rate income tax. After taking into account the 10% tax credit, a higher rate taxpayer will therefore be liable to additional income tax of 22.5% of the gross dividend, equal to 25% of the dividend ignoring the UK tax credit. After taking into account the 10% tax credit, an additional rate taxpayer will be liable to additional income tax of 32.5% of the gross dividend, which is equal to approximately 36.1% of the dividend ignoring the UK tax credit. From 6 April 2013, the dividend additional rate will reduce from 42.5% to 37.5%, giving an effective rate of tax on the dividend ignoring the UK tax credit of approximately 30.6%.

Corporate UK Holders

Shareholders who are within the charge to UK corporation tax will be subject to corporation tax on dividends paid by the Company, unless (subject to special rules for such shareholders that are small companies) the dividends fall within an exempt class and certain other conditions are met. It is expected that the dividends paid by the Company on Ordinary Shares would normally be exempt for such shareholders, but the position depends partly on the particular circumstances of a shareholder. Shareholders within the charge to UK corporation tax should consult their professional advisers in order to satisfy themselves of the availability of an exemption. Such shareholders will not be able to claim repayment of tax credits attaching to dividends.

Non-UK resident shareholders

Non-UK resident shareholders will not be liable to income or corporation tax in the United Kingdom on dividends paid on the shares unless the shareholder carries on a trade (or profession or vocation) in the United Kingdom and the dividends are either a receipt of that trade or, in the case of corporation tax, the shares are held by or for a UK permanent establishment through which the trade is carried on. Non-UK resident shareholders will not generally be able to claim repayment from HMRC of any part of the tax credit attaching to dividends paid by the Company. A shareholder resident outside the United Kingdom may be subject to non-UK taxation on dividend income under non-UK law. Shareholders who are not resident for tax purposes in the United Kingdom should consult their own professional advisers in relation to their liability to tax on dividends received from the Company.

Taxation of disposals

The following paragraphs apply equally to holders of Ordinary Shares and holders of CDIs.

UK Holders

A disposal or deemed disposal of Ordinary Shares by a shareholder who is (at any time in the relevant UK tax year) a UK Holder, may, depending upon the shareholder's circumstances and subject to any available exemption or relief (such as the annual exempt amount for individuals, or indexation for corporate shareholders), give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains.

A holder of Ordinary Shares who is an individual and who is temporarily not resident in the United Kingdom for a period of less than five complete tax years may, under anti-avoidance legislation, still be liable to UK taxation on his or her return to the United Kingdom on a chargeable gain realised on the disposal or part-disposal of the Ordinary Shares during the period when he or she is non-UK-resident. For these purposes, a tax year is the period from 6 April in one calendar year to 5 April in the following calendar year.

Non-UK-resident shareholders

A disposal of Ordinary Shares by a shareholder who is not a UK Holder will not give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of chargeable gains unless that shareholder carries on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment and has used, held or acquired Ordinary Shares for the purposes of that trade, profession or vocation or that branch, agency or permanent establishment.

Corporate shareholders

For corporate shareholders only, indexation allowance on the relevant proportion of the original allowable cost should be taken into account for the purposes of calculating a chargeable gain (but not an allowable loss) arising on a disposal or part-disposal of Ordinary Shares.

Stamp duty and SDRT

No UK stamp duty or SDRT will arise on the issue of Ordinary Shares in registered form by the Company.

Provided that the Ordinary Shares are not registered in any register kept in the United Kingdom, any agreement to transfer the Ordinary Shares will not be subject to UK SDRT. No UK stamp duty will be payable on the transfer of the Ordinary Shares, provided that any instrument of transfer is not executed in the United Kingdom and does not relate to any property situate, or to any other matter or thing done or to be done, in the United Kingdom.

No UK stamp duty or SDRT is payable on the issue of CDIs by the CDI Depositary or the surrender of CDIs to the CDI Depositary.

No UK stamp duty will arise on transfers of the CDIs within the CREST system. No UK SDRT will arise on transfers of the CDIs within the CREST system provided that: (i) the CDIs are issued in the United Kingdom or registered on a register kept in the United Kingdom; (ii) the Company does not exercise its central management and control in the United Kingdom; (iii) the Company does not maintain any share register in the United Kingdom; and (iv) the Ordinary Shares continue to be listed on the London Stock Exchange or any other stock exchange which is a "recognised stock exchange" for UK tax purposes. It is not intended that any such share register will be kept in the United Kingdom nor that central management and control of the Company will be exercised in the United Kingdom.

Inheritance tax

UK inheritance tax (at rates up to 40%) typically arises in respect of certain lifetime gifts or transfers at an undervalue; or in respect of a deemed transfer on the death of an individual. There are important exemptions, especially for lifetime gifts or transfers at an undervalue.

A holder of the Ordinary Shares or CDIs who is an individual domiciled outside the United Kingdom will generally not be liable to UK inheritance tax in respect of his or her holding if the register of the relevant securities is maintained outside the United Kingdom. If a register of the relevant securities is maintained within the United Kingdom, then an individual domiciled outside the United Kingdom may be liable to UK inheritance tax. It is intended that no register of the Ordinary Shares will be kept in the United Kingdom. It is intended that the register of the CDIs will be kept in the United Kingdom.

Holders of Ordinary Shares or CDIs who are domiciled in the United Kingdom may be liable to inheritance tax in respect of their holdings of those securities.

Holders should note that, in particular, a long-stay UK-resident individual may be domiciled in the UK for inheritance tax purposes for a period despite lacking a UK domicile for other UK law purposes.

SECTION B:

SWISS TAX DISCLOSURE

The following paragraphs discuss Swiss Withholding Tax, Swiss Stamp Tax and the position on Swiss tax for the Company's shareholders. This is a general summary of certain tax consequences of the Share Exchange Offer, the Greek Statutory Squeeze-out, and the Greek Statutory Sell-out, and the ownership of the Ordinary Shares. These discussions are based, as applicable, on the tax laws, regulations, decrees, income tax conventions (treaties), administrative practice and judicial decisions of Switzerland as in effect on the date of this Prospectus which are subject to change (or subject to changes in interpretations), possibly with retrospective effect. This is not a complete analysis of the Share Exchange Offer, the Greek Statutory Squeeze-out, the Greek Statutory Sell-out, or the potential tax effects relevant to owning Ordinary Shares, nor does the following summary take into account or discuss the tax laws of any jurisdiction other than Switzerland. It also does not take into account investors' individual circumstances. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of Existing Shares or of Ordinary Shares. Investors are advised to consult their own tax advisers as to Swiss or other tax consequences of the Share Exchange Offer, the Greek Statutory Squeeze-out, the Greek Statutory Sell-out, acquisition, ownership and disposition of the Existing Shares and of the Ordinary Shares. Tax consequences may differ according to the provisions of different double taxation treaties and the investor's particular circumstances. The statements and discussion of Swiss taxes set out below are of a general nature and do not relate to persons in the business of buying and selling shares or other securities.

1.     Tax considerations with regard to the Share Exchange Offer, the Greek Statutory Squeeze-out, and the Greek Statutory Sell-out

Requirements for tax-neutrality according to Swiss Federal Circular No. 5

Under Swiss Tax Law, the Share Exchange Offer, including the Greek Statutory Squeeze-out and the Greek Statutory Sell-out, will qualify as tax neutral restructuring if it is treated as a so-called quasi-merger (Quasifusion) within the meaning of Section 4.1.7 of the Swiss Federal Circular No. 5 of 1 June 2004 (Umstrukturierungen) issued by the Swiss Federal Tax Administration. A share exchange offer will be treated as a tax neutral quasi-merger, provided that the offeror acquires 50% or more of the voting rights in the target company and provided that not more than 50% of the transaction value will be credited or effectively paid out to the former shareholders of the target company. As a consequence, a tax neutral quasi-merger requires an increase of the offeror's nominal capital as well as a share for share exchange at the level of the respective shareholders.

The Company has disclosed the Share Exchange Offer, the Greek Statutory Squeeze-out and the Greek Statutory Sell-out to the relevant Swiss tax authorities, which agreed that the transaction in the context of the Share Exchange Offer, the Greek Statutory Squeeze-out and the Greek Statutory Sell-out qualifies as a tax neutral quasi-merger for Swiss tax purposes.

Swiss federal, cantonal and communal individual and corporate income taxes

For Swiss tax resident individual shareholders holding their Existing Shares as private assets (Privatvermögen) the Share Exchange Offer will be tax neutral for federal, cantonal and communal income tax purposes. The same holds true for any Greek Statutory Squeeze-out and/or Greek Statutory Sell-out provided that the required proceeds are not directly or indirectly financed by CCH. For Swiss tax resident individual shareholders holding their shares as business assets (Geschäftsvermögen) and for Swiss tax resident corporate shareholders the Share Exchange Offer, the Greek Statutory Squeeze-out and the Greek Statutory Sell-out, may not be recognised as a tax neutral transaction by the Swiss tax authorities. In such case, the difference between the fair market value of the Existing Shares and the relevant tax basis at the moment of the settlement may be treated as taxable income, even if no income is booked in the Swiss statutory profit and loss statement. In the event of a Greek Statutory Squeeze-out and/or Greek Statutory Sell-out, realised capital gain, if any, may be subject to income taxation. Under certain circumstances, such capital gain, if any, may benefit from taxation relief (Beteiligungsabzug).

Swiss Withholding Tax

As confirmed by the Swiss tax authorities, the Share Exchange Offer, the Greek Statutory Squeeze-out and the Greek Statutory Sell-out will not be subject to Swiss Withholding Tax.

Swiss Stamp Tax

As confirmed by the Swiss tax authorities, the issuance and exchange of the Ordinary Shares in connection with the Share Exchange Offer will be exempt from Swiss one-time capital issuance tax (Emissionsabgabe) and Swiss securities transfer tax (Umsatzabgabe). In addition, the Swiss tax authorities also confirmed that the purchase and/or exchange of the Existing Shares by the Company in the context of any Greek Statutory Squeeze-out and/or any Greek Statutory Sell-out will not be subject to Swiss securities transfer tax, even if a Swiss securities dealer were involved in such transaction. However, a subsequent issue of Ordinary Shares for the purpose of financing or refinancing a Greek Statutory Squeeze-out and/or a Greek Statutory Sell-out of Existing Shares, if any, may be subject to Swiss one-time capital issuance tax at a rate of 1%.

2.     Tax considerations with regard to the holding of Ordinary Shares

Swiss Withholding Tax

Any dividends and similar cash or in-kind distributions of profit and reserves other than Qualifying Reserves made by the Company in respect of the Ordinary Shares, including stock dividends and the distribution of any liquidation proceeds in excess of nominal share capital and Qualifying Reserves, will be subject to Swiss Withholding Tax (Verrechnungssteuer) imposed on the gross amount at the then prevailing rate (currently 35%).

For distributions subject to Swiss Withholding Tax, the Company may only pay out 65% of the gross amount of any dividend and similar distributions to the holders of Ordinary Shares. A portion equal to 35% of the gross amount of such dividends and similar distributions must be paid to the Swiss Federal Tax Administration. The redemption of Ordinary Shares by the Company may under certain circumstances (in particular, if the Ordinary Shares are redeemed for subsequent cancellation) be taxed as a partial liquidation for Swiss Withholding Tax purposes, with the effect that Swiss Withholding Tax at the then prevailing rate (currently 35%) is due on the difference between the redemption price and nominal value plus proportionate Qualifying Reserves of the redeemed Ordinary Shares.

However, dividends and similar distributions out of Qualifying Reserves and repayments of the nominal share capital will not be subject to Swiss Withholding Tax. Under the applicable capital contribution principle, the repayment of all qualifying capital contributions made by the investors will be withholding tax-exempt provided that such capital contributions have been made after 31 December 1996 and notified to and approved by the Swiss Federal Tax Administration. In this regard, the Swiss Federal Tax Administration recently issued a specific Circular on how the capital contribution principle should be applied (Circular by the Swiss Federal Tax Administration No. 29 of 9 December 2010, capital contribution principle: Kreisschreiben der Eidgenössischen Steuerverwaltung Nr. 29 vom 9, Dezember 2010, Kapitaleinlageprinzip). It is at the discretion of the Company's shareholders to decide (at a shareholders' meeting) whether to distribute a dividend out of Qualifying Reserves free of Swiss Withholding Tax and/or out of profit/retained earnings/non-qualifying reserves subject to Swiss Withholding Tax. Once cumulative distributions exceed the Qualifying Reserves, any distributions paid by the Company will be subject to Swiss Withholding Tax. To the extent that additional shares are issued by the Company in the future, the value of the distributions which can be made free of Swiss Withholding Tax will be increased by an amount corresponding to the total nominal share capital and paid-in capital/share premium of the shares issued.

Non-Swiss resident beneficiaries of dividends and similar distributions in respect of Ordinary Shares may be entitled to a partial or full credit and/or refund of the Swiss Withholding Tax in accordance with any applicable double taxation convention between Switzerland and the beneficiary's country of tax residence.

Swiss resident beneficiaries of taxable dividends and similar distributions in respect of the Ordinary Shares are entitled to full subsequent relief of the Swiss Withholding Tax, either through a tax refund or tax credit against their income tax liability, if they duly report the underlying income in their tax returns or financial statements used for tax purposes, as the case may be, and if there is no tax avoidance.

Swiss federal, cantonal and communal individual and corporate income taxes

Income tax for individuals holding the shares as private assets

An individual who is resident in Switzerland for tax purposes and holds Ordinary Shares as part of his or her private assets (Privatvermögen) and who receives dividends and similar distributions (including stock dividends and liquidation proceeds in excess of nominal share capital and Qualifying Reserves) from the Company must include these distributions in his or her personal tax return and will be subject to federal, cantonal and communal income tax on any net taxable income for the relevant tax period. However, dividends and similar distributions out of Qualifying Reserves and repayments of the nominal share capital will not be subject to federal, cantonal and communal income tax. The Direct Federal Tax on dividends and similar distributions (including stock dividends and liquidation proceeds in excess of nominal share capital and Qualifying Reserves) from the Company is reduced to 60% of regular taxation (Teilbesteuerung) if the investment amounts to at least 10% of nominal share capital of the Company. Most cantons have already introduced or will introduce a similar partial taxation on a cantonal and communal level.

Income tax for individuals holding the shares as business assets

Swiss resident individuals holding Ordinary Shares as business assets, as well as non-Swiss resident individuals holding the shares as part of a permanent establishment or a fixed place of business are required to include all taxable distributions received on the Ordinary Shares in their income statements and will be subject to federal, cantonal and communal income tax on any net taxable income for the relevant tax period. The Direct Federal Tax on all taxable distributions received on the Ordinary Shares is reduced to 50% of regular taxation (Teilbesteuerung) if the investment is held as a business asset in terms of Swiss tax law and amounts to at least 10% of the nominal share capital of the Company. Most cantons have already introduced or will introduce a similar partial taxation on a cantonal and communal level.

Corporate income tax for legal entities

Non-Swiss resident legal entities holding Ordinary Shares as part of a Swiss permanent establishment or legal entities resident in Switzerland are required to include all taxable distributions received on the Ordinary Shares in their profit and loss statement relevant for profit tax purposes and will be subject to federal, cantonal and communal corporate profit tax on any net taxable earnings for such period. A Swiss corporation or co-operative, or a non-Swiss corporation or co-operative holding Ordinary Shares as part of a Swiss permanent establishment, may, under certain circumstances, benefit from taxation relief with respect to distributions (Beteiligungsabzug), provided such Ordinary Shares represent at the time of the distribution at least 10% of the share capital or 10% of the profit and reserves, respectively, or a fair market value of at least 1 million Swiss francs.

Income tax for non-Swiss corporate income tax for legal entities

A holder of Ordinary Shares who is not a resident of Switzerland for tax purposes will not be liable for any Swiss income or profit taxes on dividends and similar distributions with respect to the Ordinary Shares, unless the Ordinary Shares are attributable to a permanent establishment or a fixed place of business maintained in Switzerland by such non-Swiss resident (as described above).

Net worth and capital taxes

An individual who is a non-Swiss resident holding Ordinary Shares as part of a Swiss permanent establishment or fixed place of business situated in Switzerland, or who is a Swiss resident for tax purposes is required to include his or her Ordinary Shares in his or her assets which are subject to cantonal and communal net worth taxes. No net worth tax is levied at the federal level.

Legal entities resident in Switzerland or non-Swiss resident legal entities with a Swiss permanent establishment are subject to cantonal and communal capital tax. The cantonal and communal capital tax is levied on the basis of the taxable equity of the legal entities. Usually, the acquisition of Ordinary Shares should not influence the equity of a legal entity and should therefore have no or only limited influence on its capital tax charge. However, the acquisition of Ordinary Shares may change the basis for international or inter-cantonal allocation of the taxable equity of the legal entity. No capital tax is levied at the federal level.

Taxes on capital gains upon disposal of Ordinary Shares

Individuals

Individuals who are resident in Switzerland for tax purposes and hold Ordinary Shares as part of their private assets (Privatvermögen) generally are exempt from Swiss federal, cantonal and communal taxes with respect to capital gains realised upon the sale or other disposal of Ordinary Shares, unless such individuals are qualified as professional securities dealers (Wertschriftenhändler) for income tax purposes. Under certain circumstances, share sale proceeds of a private individual may be recharacterised into taxable investment income. Upon a repurchase of Ordinary Shares by the Company, the portion of the repurchase price in excess of the nominal amount and Qualifying Reserves may be classified as taxable investment income if the Ordinary Shares repurchased are not sold within a six-year period or if the Ordinary Shares are repurchased for a capital reduction. Capital gains realised by an individual on Ordinary Shares that are held as part of his or her business assets are subject to income taxation and social security contributions. Capital gains realised by individuals who, for income tax purposes, are classified as professional securities dealers are subject to income taxation and social security contributions. Certain reductions or partial taxation similar to those mentioned above for dividends (Teilbesteuerung) may be available for capital gains realised upon the sale of Ordinary Shares if certain conditions are met. The entitlement of shareholders to such reductions must be assessed on an individual basis and shareholders should consult their own legal, financial or tax advisers.

Legal entities

Capital gains upon the sale or other disposal of Ordinary Shares realised by legal entities resident in Switzerland for tax purposes or foreign legal entities holding Ordinary Shares as part of a Swiss permanent establishment are generally subject to ordinary profit taxation. A Swiss corporation or co-operative, or non-Swiss corporation or co-operative holding Ordinary Shares as part of a Swiss permanent establishment, may, under certain circumstances, benefit from taxation relief on capital gains realised upon the disposal of Ordinary Shares (Beteiligungsabzug), provided such Ordinary Shares were held for at least one year and the shareholder disposes of at least 10% of the share capital or 10% of the profit and reserves, respectively. Subsequent sales can be less than 10% of the nominal share capital in order to qualify for the participation relief, provided the fair market value of the Ordinary Shares held as per the previous financial year end prior to this sale amounts to at least 1 million Swiss francs.

Non-resident individuals and legal entities

Individuals and legal entities which are not Swiss residents for tax purposes and do not hold Ordinary Shares as part of a Swiss business operation or a Swiss permanent establishment or fixed place of business situated in Switzerland are generally not subject to Swiss income or profit taxes on gains realised upon the disposal of the Ordinary Shares.

Gift and inheritance taxes

The transfer of Ordinary Shares may be subject to cantonal and/or communal gift, estate or inheritance taxes if the donor is, or the deceased was, resident for tax purposes in a canton levying such taxes.

Stamp tax upon the issuance and transfer of Ordinary Shares

The subsequent transfer of any Ordinary Shares may be subject to Swiss securities transfer tax (Umsatzabgabe) at a current rate of up to 0.15% if such transfer occurs through or with a Swiss or Liechtenstein bank or securities dealer as defined in the Swiss Federal Stamp Tax Act.

SECTION C:

GREEK TAX DISCLOSURE

The following paragraphs give a brief description of the Greek tax considerations related to the Share Exchange Offer, including exercise of the Greek Statutory Squeeze-out and Greek Statutory Sell-out, and the ownership of Ordinary Shares by Greek tax-residents. This is a general summary based, as applicable, on the tax laws, regulations, decrees, rulings, income tax conventions (double tax treaties), administrative practice and judicial decisions of Greece in effect on the date of this Prospectus which are subject to change (or subject to changes in interpretations), possibly with retroactive effect. Investors should note that Greek tax law 4110/2013 (referred to as "L. 4110/2013") was enacted on 23 January 2013. In this respect, the summary below takes into account the changes effected to Greek tax law as a result of L. 4110/2013 for which no guidelines have been issued by the Greek Ministry of Finance to date. This is not a complete analysis of the potential tax effects relevant to owning Ordinary Shares, nor does the following summary take into account or discuss the tax laws of any jurisdiction other than Greece. It also does not take into account investors' individual circumstances. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of Ordinary Shares. Investors are advised to consult their own tax advisers as to Greek or other tax consequences of the acquisition, ownership and disposal of Ordinary Shares. Tax consequences may differ dependent upon the application of the provisions of different double tax treaties and the investor's particular circumstances.

1.     Tax Considerations related to the Share Exchange Offer, the Greek Statutory Squeeze-out, and the Greek Statutory Sell-out

If the Existing Shares (including those represented by Existing ADSs) are acquired for cash on or before 30 June 2013, the sale of the Existing Shares (either pursuant to the Greek Statutory Squeeze-out or the Greek Statutory Sell-out) will be subject to a transaction tax levied at 0.2% of the transfer price of the Existing Shares on the date of the sale according to Article 9 of law 2579/98 "Tax arrangements and other provisions". The exchange of the Existing Shares pursuant to the Share Exchange Offer will not be subject to the 0.2% transaction tax as a result of a ruling by the Greek Ministry of Finance with respect to the Share Exchange Offer received by CCH on 23 November 2012. The exchange of the Existing Shares pursuant to the Greek Statutory Squeeze-out or the Greek Statutory Sell-out should also not be subject to the transaction tax as a result of that ruling. For Greek tax-resident legal entities maintaining double entry accounting books, or for branches maintained in Greece by foreign legal entities, any capital gains that might be derived upon the exchange or sale, either pursuant to the Share Exchange Offer or to the Greek Statutory Squeeze-out or to the Greek Statutory Sell-out of the Existing Shares, will be subject to corporate income tax at 26% (as per L. 4110/2013), unless such gain is recorded in a tax-free reserve account, which will be subject to corporate income tax upon distribution or capitalisation. For Greek tax-resident individuals and legal entities maintaining single entry accounting books, as well as for foreign tax-residents, any capital gain that might be derived upon the exchange or sale of the Existing Shares will not be subject to capital gains tax.

If the Existing Shares are acquired on or after 1 July 2013 (either pursuant to the Share Exchange Offer, the Greek Statutory Squeeze-out or the Greek Statutory Sell-out, and whether in exchange for Ordinary Shares or for cash consideration), the capital gain resulting either from the exchange or sale of the Existing Shares will be subject to capital gains tax set at 20%, which will be a prepayment against the corporate income tax currently set at 26% for legal entities, but will be a final tax for individuals (i.e. exhausting any further tax liability for individuals). If the Existing Shares are acquired on or after 1 July 2013 (either pursuant to the Greek Statutory Squeeze-out or the Greek Statutory Sell-out) in exchange for cash consideration, the sale thereof will be subject to the 0.2% transaction tax. The tax treatment of the capital gain received by individuals or legal entities that are not Greek tax-resident will depend on any applicable double tax treaty. The practicalities for the payment of the capital gains tax have not yet been clarified by the Greek Ministry of Finance.

2.     Tax considerations related to the ownership of Ordinary Shares by Greek tax-residents following the Share Exchange Offer, the Greek Statutory Squeeze-out or the Greek Statutory Sell-out

Income Tax issues related to the ownership of Ordinary Shares

Individuals

Greek tax-resident individuals are subject to income tax at the rate of 10% on the gross amount of dividends received (as per L. 4110/2013). This tax exhausts the income tax liability of the recipient for this income. The tax is either withheld by the intermediary bank or paid by the beneficiary to the Greek tax authorities upon receipt of the dividends. Any tax withheld abroad on dividends may be offset in accordance with any applicable double tax treaty.

In addition to income tax, if the total income of a Greek tax-resident individual exceeds €12,000 in any of fiscal years 2011 to 2014, any dividends received by such individual, together with the individual's other income, will be subject to a special solidarity contribution. Such contribution applies to income generated in fiscal years 2011 to 2014, and the rates range from 1% to 4% depending on the total amount of the individual's income.

Legal entities

Dividends received by Greek tax-resident legal entities (e.g. S.A.s, Ltds) are subject to corporate income tax at the rate of 26% (as per L. 4110/2013). It is not clear whether the Greek participation exemption regime, which exempts from Greek tax dividends received by Greek entities from EU subsidiaries in accordance with the conditions laid down in the EU Parent—Subsidiary Directive, also applies to dividends received from Swiss companies in accordance with the EC—Swiss Confederation Agreement, implemented in Greece via law 3363/2005.

As per L. 4110/2013, the Greek tax-resident entity is entitled to deduct from the amount of tax due any corporate income tax paid by the Company, having its seat in an EU member state, which relates to the profits out of which the dividend is paid and, if applicable, the amount of the withholding tax levied by the state of residence of the Company up to the amount of the corresponding Greek tax. It is not clear if the above also applies to dividends received from Swiss companies in accordance with the EC—Swiss Confederation Agreement, implemented in Greece via law 3363/2005.

If the Company does not have its seat in an EU member state, the Greek entity is entitled to deduct the amount of tax withheld (if any) by the Company in accordance with any applicable double tax treaty, to the extent that this amount of tax does not exceed the amount of the corresponding Greek tax.

Income tax issues related to the disposal of Ordinary Shares

Individuals

Provided that the Ordinary Shares are and continue to be listed on a stock exchange market outside Greece, the disposal by Greek tax-resident individuals of Ordinary Shares acquired on or before 30 June 2013 will only be subject to a 0.2% transaction tax. Such tax applies on the transfer price of the shares and is required to be remitted by the transferor to the Greek tax authorities within the first 15 days of the month following the month in which the sale took place.

Provided that the Ordinary Shares are and continue to be listed on a stock exchange market outside Greece, the disposal by Greek tax-resident individuals of Ordinary Shares acquired on or after 1 July 2013 will be subject to the 0.2% transaction tax; in addition, the capital gain resulting from the disposal of the Ordinary Shares will be subject to capital gains tax set at 20%, exhausting any further tax liability for individuals.

In both cases, if the total income of the Greek tax-resident individual exceeds €12,000 in any of fiscal years 2011 to 2014, the capital gain resulting from the disposal of the Ordinary Shares, together with the individual's other income, will be subject to a special solidarity contribution. Such contribution applies to income generated in fiscal years 2011 to 2014, and the rates range from 1% to 4% depending on the total amount of the individual's income.

Legal entities

The disposal by Greek tax-resident entities of Ordinary Shares acquired before 1 July 2013 will be subject to a 0.2% transaction tax. Such tax applies on the transfer price of the shares and is required to be remitted by the transferor to the Greek tax authorities within the first 15 days of the month following the month in which the sale took place. Any capital gains that might be derived due to the transfer of the Ordinary Shares will not be subject to corporate income tax (set at 26% as per L. 4110/2013), provided that such gain is recorded in a tax-free reserve account, which will be subject to corporate income tax upon distribution or capitalisation.

The disposal by Greek tax-resident entities of Ordinary Shares acquired on or after 1 July 2013 will be subject to the 0.2% transaction tax; in addition, the capital gain resulting from the disposal of the Ordinary Shares will be subject to capital gains tax set at 20% which will be a prepayment against the corporate income tax currently set at the rate of 26% (as per L. 4110/2013).

Gift and inheritance taxes

For the purposes of Greek inheritance and gift tax, the Ordinary Shares qualify as movable property located outside Greece. The inheritance of the Ordinary Shares that belonged to a Greek citizen or that belonged to any other person whose last domicile prior to the inheritance was in Greece will be subject to Greek inheritance tax. The inheritance of Ordinary Shares that belonged to a Greek citizen domiciled outside Greece for at least 10 consecutive years prior to the inheritance is exempt from Greek inheritance tax.

The gift of Ordinary Shares by a Greek citizen, or the gift of Ordinary Shares by a foreign citizen to a Greek citizen or to a foreign citizen domiciled in Greece, will also be subject to Greek tax.

The categories of rates for inheritance and gift tax depend on the relationship of the beneficiary to the deceased or donor. The rates are higher for more distant relatives and unrelated persons.

SECTION D:

AUSTRIAN TAX DISCLOSURE

The following is a brief summary of the Austrian tax treatment of the Share Exchange Offer, the Greek Statutory Squeeze-out, and the Greek Statutory Sell-out, and the Austrian tax treatment of dividends and capital gains which are derived from the Ordinary Shares by individuals with a domicile or their habitual abode in Austria or legal entities with their corporate seat or their place of management in Austria ("Austrian Residents"). This summary is of a general nature based, as applicable, on the tax legislation in effect in Austria, and what is understood and anticipated to be the practice of the Austrian tax authorities, on the date of this Prospectus, both of which may be subject to changes (or subject to changes in interpretations), possibly with retroactive effect. It should be noted that there are no specific rulings or guidance of the Austrian tax authorities or Courts for transactions like the contemplated Share Exchange Offer, Greek Statutory Squeeze-out, and Greek Statutory Sell-out. This summary does not purport to be a legal opinion or legal or tax advice or to address all tax aspects that may be relevant in connection with the Share Exchange Offer, the Greek Statutory Squeeze-out, and the Greek Statutory Sell-out, and the potential tax effects relevant to owning Ordinary Shares and does not take into account the shareholders' individual circumstances or any special tax treatment applicable to the shareholder. Exceptions to the tax regime described herein may apply to certain shareholders.

Shareholders or prospective shareholders are advised to consult their own professional advisors as to the particular personal tax consequences of the Share Exchange Offer, the Greek Statutory Squeeze-out, and the Greek Statutory Sell-out, and the acquisition, holding or disposal of the Existing Shares and the Ordinary Shares.

1.     Share Exchange Offer, Greek Statutory Squeeze-out, and Greek Statutory Sell-out

The exchange of Existing Shares for Ordinary Shares pursuant to the Share Exchange Offer, the Greek Statutory Squeeze-out, and the Greek Statutory Sell-out, will likely be regarded as disposal of Existing Shares and an acquisition of the Ordinary Shares for Austrian tax purposes and may therefore give rise to a capital gain to the extent the market value of the Existing Shares upon such exchange exceeds the acquisition costs for, or tax accounting basis of, such Existing Shares. A tax neutral treatment of an exchange of shares under the Austrian Reorganisation Tax Act (Umgründungssteuergesetz) would require, among other things, not only that the Company obtains or has obtained a majority of the voting rights in CCH, but also that a written contribution agreement is concluded between the Company and the shareholder and the shareholder notifies his competent Austrian tax office within nine months after the tax effective date of the exchange. Further, if the Company does not hold a majority of the voting rights before the exchange, according to the guidelines issued by the Austrian Ministry of Finance, a tax neutral treatment would require that all exchanges are made as at the same date and under the same agreement (Austrian reorganisation tax guidelines no 732).

The disposal of the Existing Shares for cash pursuant to the Greek Statutory Squeeze-out or the Greek Statutory Sell-out will be regarded as a disposal of Existing Shares and may therefore give rise to a capital gain to the extent the proceeds exceed the acquisition costs for, or tax accounting basis of, such Existing Shares.

If the Existing Shares were acquired before 31 December 2010, capital gain realised by Austrian Resident individuals on the Share Exchange Offer, the Greek Statutory Squeeze-out or the Greek Statutory Sell-out, whether upon an exchange for Ordinary Shares or for a cash consideration, is only taxable for Austrian Resident individuals if: (i) the shareholder held at any time within five years preceding the disposal or on 31 March 2012, directly or indirectly at least 1% of the issuer's capital ("qualified shareholding"); (ii) the issuer is liquidated; or (iii) the Existing Shares qualify as business assets; or (iv) the gain qualifies as income from employment.

If the Existing Shares were acquired after 31 December 2010, capital gain realised by Austrian Resident individuals on the Share Exchange Offer, the Greek Statutory Squeeze-out or the Greek Statutory Sell-out, whether upon an exchange for Ordinary Shares or for a cash consideration, will qualify as investment income (Einkünfte aus Kapitalvermögen) and be subject to income tax at a special rate of 25%. The tax basis is, in general, the difference between the sale proceeds for, or (in the case of an exchange) the market value of, the Existing Shares and the acquisition costs for, or tax accounting basis of, such Existing Shares. Expenses in connection with a capital gain are not deductible. For Existing Shares which are held as private assets, the acquisition costs will not include incidental acquisition costs. Losses from the disposal of such shares which are held as private assets may only be offset against other investment income subject to the 25% tax rate (excluding, among others, interest income from bank deposits) of the same calendar year. Such losses cannot be offset against any other income or carried forward.

If the capital gain from Existing Shares which were acquired after 31 December 2010, is settled by a domestic securities depositary (depotführende Stelle) or paying agent (auszahlende Stelle)—which is an Austrian bank or the Austrian branch of a EU resident bank or investment firm—the capital gain is subject to a 25% withholding tax (Kapitalertragsteuer—KESt). The 25% withholding tax deduction will result in a final income taxation for individuals who hold the shares as private assets (provided that the shareholder has evidenced the acquisition costs of the shares to the paying agent) and the respective capital gains do not have to be included in the shareholder's income tax return. If the paying agent is not provided with the actual acquisition costs of the Ordinary Shares the withholding tax may be based on deemed acquisition costs derived in particular from the sales proceeds or fair value of the shares as further specified in the relevant provisions of the Austrian income tax act and regulations and guidelines of the Austrian Ministry of Finance. No withholding tax would be deducted for the exchange of the Existing Shares for Ordinary Shares pursuant to the Share Exchange Offer, the Greek Statutory Squeeze-out, and the Greek Statutory Sell-out, if the exchange is regarded by the Austrian securities depositary or paying agent as a transaction within the meaning of the capital measure regulation (Kapitalmaßnahmenverordnung) of the Austrian Ministry of Finance (this potential exemption from withholding tax does not apply to a disposal of Existing Shares for cash).

If the capital gain is not subject to Austrian withholding tax (in particular if there is no domestic securities depositary and paying agent), the shareholder will have to include the capital gain derived from the Existing Shares in his personal income tax return pursuant to the provisions of the Austrian Income Tax Act. In general, a special 25% income tax rate should apply. Taxpayers, whose regular personal income tax is lower than 25% may opt for taxation of the capital gain (together with all other income subject to the special 25% tax rate) at their regular personal income tax rate (Regelbesteuerungsoption). Expenses in connection with the capital gain are not deductible.

Special taxation rules apply if the Existing Shares qualify as business assets or the gain qualifies as income from employment.

For Austrian Resident corporate investors gains realised on the disposal of Existing Shares are generally subject to corporate income tax at the standard rate of 25%. Corporate shareholders deriving business income from the Existing Shares may avoid the application of the Austrian withholding tax on capital gains by filing a declaration of exemption (Befreiungserklärung) with the Austrian securities depositary or paying agent. There is, inter alia, a special tax regime for Austrian private foundations (Privatstiftung) and for Qualified Participations (which is a participation of at least 10% of the share capital which is held for an uninterrupted period of at least one year prior to the date of disposal).

2.     Holding Ordinary Shares

Taxation of dividends

Individuals

Dividends received by an Austrian Resident individual on Ordinary Shares are subject to Austrian withholding or income tax pursuant to the Austrian income tax act.

If the dividends are paid out by an Austrian paying agent (which is an Austrian bank including the Austrian branch of a foreign bank which pays out the dividends to the investor), the Austrian paying agent has to deduct 25% withholding tax (Kapitalertragsteuer—KESt). The Austrian paying agent may credit any foreign withholding tax paid against the Austrian withholding tax up to an amount of 15%. The Austrian withholding tax is a final tax, which means that the withholding tax fully covers all personal income tax on such dividend income (Endbesteuerung). Alternatively, the shareholder may include the dividends (together with his other income subject to the special 25% tax rate) in his regular annual tax assessment and have the dividends taxed at the shareholder's regular progressive personal income tax rate (Regelbesteuerungsoption). In this case, the Austrian withholding tax will be credited against the shareholder's personal income tax liability or, if higher, repaid to the shareholder.

If no Austrian withholding tax is deducted from the dividends (because there is no Austrian paying agent), the investor has to declare the dividend income in his annual income tax return. A special flat income tax rate of 25% or, upon application, the shareholder's regular progressive personal income tax rate applies. Expenses, including interest expenses, relating to the dividends are in neither case deductible.

Pursuant to the double tax treaty between Austria and Switzerland, Swiss withholding tax may be, in general, credited against the Austrian tax payable on such dividends up to a rate of 15%.

Legal entities

Dividends received by Austrian Resident corporate shareholders from the Ordinary Shares are, in general, exempt from Austrian corporate income tax under the Austrian exemption for foreign portfolio dividends if: (i) the Company is comparable to an Austrian company and resident in a state with which Austria has concluded an agreement on mutual assistance in respect of tax administration (according to the prevailing view, the exchange of information clause in the double tax treaty concluded between Austria and Switzerland qualifies as such an agreement); and (ii) is subject to corporate income or similar tax in its country of residence and is not subject to a general tax exemption or a tax rate which is lower than 15%.

If no exemption applies, the dividends derived from the Ordinary Shares would be subject to normal 25% Austrian corporate income tax. Corporate income taxes paid by the Company as well as withholding taxes imposed on the dividends may be credited against the Austrian corporate income tax payable by the Austrian Resident corporate investors in such a case (where the credit of withholding tax will be limited to the rates provided for in the tax treaty).

Taxation of capital gains

Capital gains realised by Austrian Resident shareholders on the Ordinary Shares are subject to the same taxation rules as outlined above for capital gains derived from Existing Shares.

Withdrawals (Entnahmen) and other transfers of Ordinary Shares from an Austrian securities account will be treated as disposals (sales), unless specified exemptions are satisfied, such as: (1) the transfer of the Ordinary Shares to a securities account owned by the same taxpayer (i) with the same Austrian securities depositary (bank), (ii) with another Austrian bank if the account holder has instructed the transferring bank to disclose the acquisition costs to the receiving bank, or (iii) with a non-Austrian bank, if the account holder has instructed the transferring bank to transmit the relevant information to the competent tax office or has, in the case of transfers from a foreign account, himself notified the competent Austrian tax office within a month; or (2) the transfer without consideration to a securities account held by another taxpayer, if evidence of the fact that the transfer has been made without consideration has been provided to the bank or the bank has been instructed to inform the Austrian tax office of the transfer or if the taxpayer has himself notified the competent Austrian tax office within a month of the transfer. Special rules apply if a taxpayer transfers his residence outside Austria or Austria loses its taxation right in respect of the Ordinary Shares to other countries for other reasons (which gives rise to a deemed capital gain and exit taxation with the option for deferred taxation in the case of a transfer to an EU member state or certain member states of the European Economic Area).

Other taxes

There should be currently no transfer tax, registration tax or similar tax payable in Austria by investors as a consequence of the Share Exchange Offer, the Greek Statutory Squeeze-out, or the Greek Statutory Sell-out or the acquisition, ownership or disposal of Ordinary Shares. The Austrian inheritance and gift tax was abolished with effect from 1 August 2008. However, gifts have to be notified to the tax authorities within a three-month period. There are certain exemptions from this notification obligation, for example for gifts among relatives that do not exceed an aggregate amount of EUR 50,000 per year or gifts among unrelated persons that do not exceed an aggregate amount of EUR 15,000 within five years.

PART X:    CREST AND CREST DEPOSITARY INTERESTS

CREST is a paperless settlement system enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. Securities issued by non-UK companies (save for companies incorporated in the Republic of Ireland and the Channel Islands) such as the Company, cannot be directly held, transferred or settled electronically in the CREST system.

However, prior to Admission, the Company will establish arrangements to enable Existing Shareholders who tender in the Greek Offer to hold, transfer and settle interests in the Ordinary Shares in the CREST system in the form of dematerialised depositary interests representing the underlying Ordinary Shares ("CREST Depositary Interests" or "CDIs"), by means of the CREST International Settlement Links Service. In particular, Euroclear UK & Ireland, the operator of the CREST system, has an established link with SIX SIS, the Swiss central securities depository, which operates an electronic settlement system for Swiss and certain international securities. Upon settlement of the Share Exchange Offer, the Ordinary Shares representing CDIs will be issued in book-entry form through SIX SIS and held by CREST International Nominees Limited, through its SIX SIS participant account, as custodian for CREST Depository Limited (the "CDI Depositary"). Both CREST International Nominees Limited and the CDI Depositary are subsidiaries of Euroclear UK & Ireland-. Under the CREST International Settlement Links Services, the CDI Depositary will issue CDIs, which may be held, transferred and settled exclusively through the CREST system.

The CDIs are independent securities constituted under English law. The terms on which the CDIs will be issued and held in the CREST system are set out in the CREST Manual issued by Euroclear UK & Ireland, the global deed poll executed by the CDI Depositary (which is set out in the CREST International Manual) and the CREST Terms and Conditions issued by Euroclear UK & Ireland.

Each CDI will be treated as one Ordinary Share for the purposes of determining voting rights and right to dividends and other distributions. The CDIs will have the same security code (ISIN number) as the underlying Ordinary Shares and will not require a separate listing on the Official List. The CDIs can then be held, traded and settled within the CREST system in the same way as any other CREST securities. CDIs are held by CREST members in CREST accounts. A custody fee, as determined by Euroclear UK & Ireland, as operator of the CREST system from time to time, is charged at the user level for the use of CDIs.

Application will be made for the CDIs to be admitted to CREST with effect from Admission.

Accepting Shareholders electing to receive CDIs in connection with the Share Exchange Offer will receive CDIs at settlement of the Share Exchange Offer in the CREST account of their CREST participants. It is in the responsibility of each Accepting Shareholder to give notice of such receipt to the CREST participant in advance of the settlement of the Share Exchange Offer. Other Ordinary Shareholders may convert Ordinary Shares held through the SIX SIS custodian system at any time, as described below under the heading "Conversion of CDIs and Ordinary Shares".

1.     Rights attaching to CDIs

The CDI arrangements established by the Company do not affect the economic rights attached to the underlying Ordinary Shares. Although CDI Holders will have an interest in the underlying Ordinary Shares, they will not be the registered holders of such shares, and they are not eligible to become registered holders of such shares unless they withdraw their CDIs and convert them into Ordinary Shares, as described below under the heading "Conversion of CDIs and Ordinary Shares". CREST International Nominees Limited, as custodian for the CDI Depositary, will hold such Ordinary Shares on trust for the Ordinary Shareholders to whom the CDI Depositary will issue CDIs. CREST International Nominees Limited will also be eligible to become the registered holder of the underlying Ordinary Shares represented by CDIs from time to time, although it is intended that it will only register such underlying Ordinary Shares to the extent and for such period of time as required for it to be able to pass on voting rights to beneficial owners of CDIs (including CDI Holders acting upon the instructions of the beneficial owners of such CDIs).

Accordingly, CDI Holders will only be able to enforce and exercise the rights relating to the underlying Ordinary Shares in accordance with the arrangements described below.

In order to allow CDI Holders to exercise rights relating to such underlying Ordinary Shares, the Company will enter into arrangements pursuant to which CDI Holders will be able to:

(a)
receive notices of general shareholder meetings of the Company;

(b)
give directions as to voting at general shareholder meetings of the Company (to the extent they are beneficial owners of the CDIs or are acting upon instructions from the beneficial owners of the CDIs and provided they disclose beneficial ownership information and transfer their CDIs to an escrow account for a limited period of time);

(c)
have made available to them and be sent, at their request, copies of the annual report and accounts of the Company and all other documents issued by the Company to its Ordinary Shareholders generally; and

(d)
otherwise be treated in substantially the same manner as if they were the registered holders of the Ordinary Shares underlying their CDIs,

in each case in accordance with applicable law, the Articles and the applicable CREST Regulations and requirements.

Under an agreement for the provision of the CDI register, Euroclear UK & Ireland will make a copy of the register of the names and addresses of CDI Holders available to the Company (and/or its Registrar) to enable the Company (or its Registrar) to: (a) send out notices of shareholder meetings and proxy forms to its CDI Holders; and (b) produce a definitive list of its CDI Holders having transferred their CDIs to an escrow account as at the record date for the meeting.

In addition, pursuant to Euroclear UK & Ireland's omnibus proxy arrangements with the Company, CREST International Nominees Limited (as the CDI Depositary's custodian of the Ordinary Shares underlying the CDIs) will be able to give CDI Holders (acting as beneficial owners or upon the instructions of the beneficial owners of the CDIs) and beneficial owners of CDIs the right to vote directly in respect of such CDI Holder's or beneficial owner's underlying Ordinary Shares. As a result, the CDI Depositary and its custodian will in effect pass on any voting rights they have by virtue of holding the underlying Ordinary Shares, to such CDI Holders or beneficial owners. In order to vote in this manner, such CDI Holders or beneficial owners must give appropriate instructions, disclose certain beneficial ownership information and transfer the relevant CDIs to an escrow account for a limited period of time, as indicated by the CDI Depositary or its custodian, before each general meeting.

2.     Dividends or other cash distributions

Dividends or other cash distributions are expected to be declared in Swiss Francs by reference to the Company's unconsolidated statutory financial statements and are generally expected to be paid by reference to the exchange rate between the Swiss Franc and the euro announced by the Company following the date of the general meeting approving such dividend or other cash distribution. CDI Holders are expected to be able to elect through the CREST system to receive their dividend payments or other cash distributions in pounds sterling. See further paragraph 18 of Part I: "Information on the CCH Group" in relation to the Company's dividend policy.

3.     Conversion of CDIs and Ordinary Shares

CDI Holders, who hold their CDIs through the CREST system, will be able to cancel their CDIs and receive Ordinary Shares by means of a cross border delivery transaction in respect of the underlying Ordinary Shares through the CREST system to a SIX SIS account held by a SIX SIS participant, in accordance with the rules and practices of CREST and SIX SIS.

Ordinary Shareholders, who hold their Ordinary Shares through the SIX SIS custodian system, will be able to convert their Ordinary Shares into CDIs by means of a cross border delivery transaction in respect of their Ordinary Shares held through the SIX SIS custodian system to a CREST participant, in accordance with the rules and practices of SIX SIS and CREST.

Transaction fees will be payable by a CDI Holder or an Ordinary Shareholder who executes any cross border delivery transaction (including a cancellation or an issuance of CDIs).

For more information in relation to the manner of holding interests in Ordinary Shares issued to holders validly tendering Existing Shares pursuant to the Share Exchange Offer, see Part XI: "Manner of Holding Ordinary Shares" below.

 PART XI:    MANNER OF HOLDING ORDINARY SHARES

Existing Securityholders who validly tender into the Share Exchange Offer may elect to receive interests in Ordinary Shares held as: (i) CDIs (which are only offered in the Greek Offer); (ii) Ordinary Shares in book-entry form through DSS; or (iii) New ADSs (which are only offered in the U.S. Offer). Generally, Ordinary Shares may also be held in book-entry form (through financial intermediaries) in the SIX SIS custodian system (outside of DSS), although Ordinary Shares issued in connection with the Share Exchange Offer will not be delivered in such form. In connection with the Share Exchange Offer, Accepting Shareholders electing to hold Ordinary Shares will receive Ordinary Shares in book-entry form held through DSS, delivered to the DSS account of the shareholder from which the tendered Existing Shares were transferred, unless otherwise specified.

Provided below is a summary description of the form of the Ordinary Shares in general, as well as, more specifically, when held through DSS, or through financial intermediaries in the SIX SIS custodian system (outside of DSS). Interests in Ordinary Shares can also be held in the form of CDIs (which are only offered in the Greek Offer) for the purposes of clearance and settlement through the CREST system. For further information in relation to the CDIs, see Part X: "CREST and CREST Depositary Interests" above.

1.     Form of Ordinary Shares

According to the Articles, the Ordinary Shares shall, subject to certain exceptions, be issued in the form of uncertificated securities (as defined under the Swiss Code of Obligations). The Company may cause all or a part of such uncertificated securities to be registered on a so-called main register of a custodian for purposes of issuing book-entry securities (as defined under the Swiss Federal Act on Intermediated (or Book-Entry) Securities).

The Company intends to have all of its Ordinary Shares registered on a main register with SIX SIS, which provides services for the clearing, settlement and custody of Swiss and international securities, in order to issue them in book-entry form. SIX SIS will credit these shares to SIX SIS participants, which in turn may credit them further to other custodians or clients. Under Swiss law, investors may hold shares in a securities account with a custodian to which such shares have been credited. It is generally not possible for shareholders (except for certain financial institutions) to hold direct accounts or otherwise to be directly registered with SIX SIS. Also, the SIX SIS main register and SIX SIS participants' accounts with SIX SIS are different and separate from the share register of the Company.

Ordinary Shares in book-entry form registered in the SIX SIS main register and held through securities accounts will serve as underlying securities for the CDIs issued by the CDI Depositary and the New ADSs issued pursuant to the Company's ADS programme. The issuance of such shares in book-entry form through the SIX SIS main register will also allow holders to hold Ordinary Shares through DSS, the automated trading and clearance system for the Athens Exchange as described below under paragraph 2 headed "Ordinary Shares held in book-entry form through DSS", or through any other financial intermediaries holding directly or indirectly a securities account with SIX SIS as described below under paragraph 3 headed "Ordinary Shares held in book-entry form in the SIX SIS Custodian System".

Converting Ordinary Shares held in book-entry form (whether held through DSS or otherwise through financial intermediaries in the SIX SIS custodian system), New ADSs or CDIs from one form to another may involve special procedures, which may delay the settlement of such transactions, although it is expected that such conversion can generally be made by electronic book-entries (in particular, SIX SIS and Euroclear UK & Ireland maintain a direct link in order to convert Ordinary Shares into CDIs and vice versa. Investors wishing to convert their Ordinary Shares into another form should contact their bank or broker.

2.     Ordinary Shares held in book-entry form through DSS

As with Existing Shares, Ordinary Shares may be held in book-entry form in a DSS account. Holders of Ordinary Shares who wish to open a DSS account can appoint one or more Athens Exchange members or custodian banks as authorised operators ("DSS operators") of their DSS account. Ordinary Shares held in book-entry form through DSS will be eligible for trading through the Automated Exchange Trading System ("OASIS") of the Athens Exchange, an electronic trading system, and clearance and settlement through DSS, the automated trading and clearance system for the Athens Exchange. All Ordinary Shares held in book-entry form through DSS, are recorded in the DSS and all relevant transfers settled through DSS are monitored through the Investors Shares and Securities Accounts kept in DSS. HELEX, as the administrator of DSS, will (directly or indirectly) maintain a position of Ordinary Shares in a securities account with SIX SIS which corresponds to the aggregate number of such shares held in book-entry form through DSS.

Ordinary Shares are expected to be listed on the Athens Exchange under a secondary listing following completion of the Share Exchange Offer, subject to the receipt of necessary approvals.

Holders of Ordinary Shares in book-entry form held through DSS will be entitled to vote only if they are registered with voting rights in the Company's share register. Based on reporting by HELEX of DSS account information, the Company intends to register from time to time all holders of Ordinary Shares in book-entry form through DSS as shareholders without voting rights. In order to exercise voting rights and other rights connected thereto, holders of Ordinary Shares in book-entry form through DSS must then directly apply to the Company's Swiss Registrar for registration in the share register as shareholders with voting rights. In general, this will require that such holders explicitly declare to be the beneficial owner of these shares, i.e. to have acquired and to hold these Ordinary Shares in their own name and for their own account. Registration in the share register as a shareholder with voting rights is subject to certain restrictions. See further paragraph 6 of Part XIII: "Additional Information" for more information on voting. If these restrictions apply, a person acquiring Ordinary Shares will only be recorded as shareholder without voting rights.

Holders of Ordinary Shares in book-entry form, including through DSS, will not be required to be registered (with or without voting rights) in the Company's share register in order to receive dividends (and other distributions, including pre-emptive rights). In accordance with the practice of most Swiss listed companies, the Company intends to pay dividends to all holders of book-entry shares through the SIX SIS custodian system, including holders of Ordinary Shares through DSS.

3.     Ordinary Shares held in book-entry form in the SIX SIS Custodian System

Ordinary Shares may also be held in book-entry form through a financial intermediary, which holds, directly or indirectly, a securities account within the SIX SIS custodian system (outside of DSS) (referred to as "holding through a financial intermediary in the SIX SIS custodian system"). Notwithstanding the possibility of holding Ordinary Shares in such manner, it should be noted that Ordinary Shares will not be delivered in that manner in the Share Exchange Offer, no listing in Switzerland is intended, and the arrangements in place with the applicable settlement systems (such as CREST, DTC and DSS) will not allow for electronic settlement of trades on the London Stock Exchange, the NYSE and the Athens Exchange, respectively, without prior conversion of the Ordinary Shares held through a financial intermediary in the SIX SIS custodian system into CDIs, Existing ADSs or Ordinary Shares held through DSS, respectively. Although it is expected that such conversion can be generally made by electronic book-entries (and, in particular, SIX SIS and Euroclear UK & Ireland maintain a direct link in order to convert Ordinary Shares into CDIs and vice versa), holders of Ordinary Shares who wish to hold shares through a financial intermediary in the SIX SIS custodian system should consult their bank or broker with respect to the availability and cost of trading Ordinary Shares in such form.

Holders of Ordinary Shares held through a financial intermediary in the SIX SIS custodian system may be registered in the Company's share register (whether with or without voting rights) and should contact their bank or broker, which in turn has to contact the Company's Swiss Registrar, if they wish to do so. Registration in the share register as a shareholder with voting rights is subject to certain conditions and restrictions applying to all Ordinary Shareholders. See further paragraph 6 of Part XIII: "Additional Information" for more information on voting. If these restrictions apply, a person acquiring Ordinary Shares will only be recorded as a shareholder without voting rights.

Holders of Ordinary Shares held through a financial intermediary in the SIX SIS custodian system will not be required to be registered (with or without voting rights) in the Company's share register in order to receive dividends (and other distributions, including pre-emptive rights). In accordance with the practice of most Swiss listed companies, the Company will pay dividends to all holders of book-entry shares through the SIX SIS custodian system. Under its arrangements with SIX SIS, the Company can request statistical information on unregistered holders from SIX SIS participants (under the so-called "SIX SIS nominee disposable holdings model").

Ordinary Shares to be issued pursuant to the Share Exchange Offer, the Greek Statutory Squeeze-out and the Greek Statutory Sell-out will not be delivered to Accepting Shareholders outside of DSS, to an account held with a financial intermediary in the SIX SIS custodian system.

PART XII:    COMPARISON OF SHAREHOLDER RIGHTS IN CCH AND THE COMPANY

Upon completion of the Share Exchange Offer, holders of Existing Shares that are validly tendered and accepted for exchange in the Share Exchange Offer will receive Ordinary Shares, which may be issued in the form of New ADSs. The rights of holders of Existing Shares are governed by Greek law and by CCH's articles of association, whereas the rights of holders of Ordinary Shares will be governed by Swiss law and by the Articles of the Company. The following description is a summary of certain provisions of Greek law and CCH's articles of association that differ from Swiss law, the Articles, and where relevant, the Organisational Regulations of the Company. It should be read in conjunction with paragraph 6: "Summary of the Articles of Association of the Company" and paragraph 8: "Description of certain provisions of the Swiss Code of Obligations" of Part XIII: "Additional Information", as well as the Articles and the Organisational Regulations of the Company, CCH's articles of association, and the relevant provisions of Swiss law and Greek law, and should not be considered legal advice regarding these matters. The Company's Articles in German, together with an English translation and the Organisational Regulations in English, are available for inspection as described in paragraph 23 headed "Documents available for inspection" of Part XIII: "Additional Information".

Provisions Applicable to Holders of Ordinary Shares	Provisions Applicable to Holders of Existing Shares
Rights to Dividends and Similar Distributions

Although the determination of the record and payment dates may be delegated to the Board of Directors, shareholders must approve in advance dividend distributions. Dividends may be paid only if there are sufficient profits as shown in the balance sheet or distributable reserves to allow the distribution of a dividend, both based on the audited unconsolidated statutory financial statements approved by the shareholders.

In the case of holding companies, the general reserves, which include share premiums, are generally considered as distributable to the extent they exceed 20% of the share capital. The payment of interim dividends out of profits of the current business year which are not yet shown in an audited and approved balance sheet is not permitted. The Company is required to retain at least 5% of the annual net profits as general reserves for so long as these reserves amount to less than 20% of the paid-up nominal share capital (art. 671 of the Swiss Code of Obligations).

In addition to the requirement that the declaration of a dividend be approved by the general meeting of shareholders, the auditors must confirm that the dividend proposal of the Board of Directors conforms to statutory requirements and the Articles (art. 728a of the Swiss Code of Obligations).

CCH may only pay dividends out of its distributable net profits on an unconsolidated basis for the preceding financial year and any distributable reserves minus any losses carried forward from previous years after the annual unconsolidated financial statements maintained in euros are approved by the general assembly of shareholders.

Under Greek law, CCH may also distribute an interim dividend with the approval of the board of directors if, at least 20 days before such distribution, the board of directors prepares a special purpose financial statement which is submitted to the Greek Ministry of Development and is published in the Greek Government Gazette and in a Greek financial newspaper. Such dividends cannot exceed one-half of the net profits set forth in such financial statement. The board of directors has the authority to declare and pay such dividends without obtaining the approval of shareholders in a general assembly of shareholders.

Under Greek law and CCH's articles of association, before the payment of dividends, CCH is required to allocate at least 5% and up to a maximum of 30% of such net profits for the formation of an ordinary reserve until this reserve equals at least one-third of CCH's share capital.

According to CCH's articles of association and Greek law, no distribution may be made if at the end of the last financial year CCH's own funds that are shown in the unconsolidated balance sheet are lower, or will be lower after the distribution, than the aggregate of the share capital and the reserves that may not be distributed.

Provisions Applicable to Holders of Ordinary Shares	Provisions Applicable to Holders of Existing Shares

To the extent dividends may be paid as described above, the general assembly has considerable discretion to determine the amount of dividend or to refuse any dividend. In the case of the Company, the general assembly resolves on dividend payments by an absolute majority of the votes cast. If no such majority is reached, no dividend payments will be made as a matter of principle.
According to the CCH's articles of association and Greek law, CCH is required to pay a minimum dividend equal to at least 35% of its annual unconsolidated distributable net profits. The general assembly may with a majority of 65% of the paid-up share capital resolve that the above minimum dividend is not paid to the shareholders, in which case this amount is transferred to a special reserve account to be capitalised within the next four years (through the granting of bonus shares to the shareholders). Moreover, the general assembly may with a majority of 70% of the paid-up share capital exclude the distribution of the above minimum dividend.

Within six months following the end of CCH's financial year, an annual general assembly of CCH's shareholders is convened to approve CCH's financial statements and the distribution of a dividend to shareholders with respect to the previous financial year. The annual general assembly is duly convened when a quorum representing at least one-fifth of CCH's paid-up share capital is present. If this quorum is not achieved in the first meeting a second is convened, in which no quorum requirement exists. Decisions of the annual general assembly are taken by an absolute majority of the votes represented thereat.

Under currently applicable Swiss law, distributable profits and reserves are accounted in Swiss Francs. As a consequence, dividends are generally expected to be declared in Swiss Francs.

However, the Company expects to convert such dividends and pay them in euros.

Dividends are usually due and payable promptly after the shareholders' resolution relating to the allocation of profits has been passed by the general meeting. Under Swiss law and the Articles the statute of limitations with respect to dividend payments is five years.

Dividends are declared in and paid in euros. The amount approved for distribution as a dividend is required to be paid to shareholders within two months from the resolution of the general assembly of shareholders approving CCH's annual financial statements.

Dividends not claimed by shareholders within five years of the end of the year of their distribution are forfeited in favor of the Hellenic Republic.

In addition, Swiss law allows the reduction of share capital, which may, among other things, involve a repayment of nominal values or share repurchases. Such reduction is subject to several conditions, which include, amongst others, that the shareholders resolve on such reduction, that an admitted audit expert certifies the Company's debts being covered, and that creditors are granted a time period of two months to demand that their claims be satisfied or secured. The Company's Articles require a shareholders' majority of at least two-thirds of the voting rights represented for a capital reduction.
Greek law also allows the reduction of share capital and the distribution of the respective amount to the shareholders. Such reduction and distribution is subject to several conditions, which include, amongst others, that the shareholders resolve on such reduction on an increased quorum and majority, which is met when shareholders holding at least 67% of the paid-up share capital are present or represented, and at least two-thirds (2/3) of the votes represented at such meeting vote in favor of such reduction, provided, however, that such majority cannot be less than 50% of CCH's shares plus one share, and that creditors are granted a time period of 60 days to demand that their claims be satisfied or secured.

Provisions Applicable to Holders of Ordinary Shares	Provisions Applicable to Holders of Existing Shares
Repurchase of Own Shares

Under Swiss law and in contrast to the legal situation in EU member states, the Board of Directors may decide to purchase own shares in the Company (treasury shares) without prior shareholders' approval. The Company, however, is only allowed to purchase and hold a certain amount of own shares. Under art. 659 ff. of the Swiss Code of Obligations, a company may acquire its own shares, whether directly or through subsidiaries in which it owns a majority interest, only if freely distributable reserves on its unconsolidated, statutory balance sheet are available and if the combined nominal value of all own shares held does not exceed 10% of the share capital. If registered shares are acquired in connection with a restriction on transferability, the foregoing upper limit is 20%. The Company's own shares which exceed the threshold of 10% of the share capital must be sold or cancelled by means of a capital reduction within two years. The voting rights relating to the Company's own shares and the rights associated therewith are suspended. Further, the Company must recognise a separate, non-distributable reserve on its unconsolidated, statutory balance sheet in the amount equivalent to the cost of acquiring its own shares.

Pursuant to Greek law, a company may, under limited circumstances, purchase its own shares either directly or through a person acting on its behalf, following specific authorisation granted by the general assembly of its shareholders and upon terms and conditions set forth in the relevant resolution, including the maximum number of shares that may be acquired, the period for which such approval is granted (which may not exceed 24 months) and the minimum and maximum values to be paid. Purchases of ordinary shares by CCH or any other person acting on its behalf are subject to the following limitations:

1.    the total nominal value of the ordinary shares held in treasury by CCH (including ordinary shares held by a third party on behalf of CCH) may not at any time exceed 10% of its paid-up share capital;

2.    acquisitions of ordinary shares (including ordinary shares already acquired by a third party acting on behalf of CCH) should not result in a reduction of CCH's net assets, such that net assets, are less than its share capital plus non-distributable reserves; and

3.    ordinary shares to be acquired must be fully paid-up.

In addition share buy backs must comply with legislation prohibiting market abuse.
Shareholders' Meeting

Pursuant to the Company's Articles and Swiss law, the shareholders' meeting is the supreme body of the Company. Its powers are determined by the law and, to a certain but limited extent, further powers may be conveyed by the Articles. Ordinary and extraordinary shareholders' meetings may be held.

An ordinary general meeting of the Company is to be held annually within six months following the close of the financial year. Extraordinary general meetings may be called as often as necessary.

Pursuant to CCH's articles of association and Greek law, the general assembly of shareholders (which is the supreme corporate body of a Greek société anonyme) is entitled to decide on any and all of CCH's affairs. Its resolutions are binding on CCH's board of directors and executive officers as well as all shareholders, including those absent from the general assembly and those dissenting. The general assembly of shareholders must meet at least once each fiscal year, which date must be within six months following the end of CCH's fiscal year.
The following exclusive and non-transferable powers will be vested exclusively in the shareholders' meeting:	The general assembly is the only body competent to decide, among other matters:

Provisions Applicable to Holders of Ordinary Shares	Provisions Applicable to Holders of Existing Shares

1.    amendments to the Articles;

2.    approval of the annual report and of the consolidated accounts;

3.    approval of the Company's stand-alone annual financial statement as well as resolutions on the allocation of the balance sheet profits, in particular the determination of dividends;

4.    discharge of the members of the Board of Directors and of the Operating Committee;

5.    election of the members of the Board of Directors and the auditors; and

6. resolutions on all other matters which, under the Articles or according to the law, are in the exclusive competence of the general meeting or which have been submitted to the meeting for its decision by the Board of Directors.

1.    the extension of the duration of CCH, the merger, revival, de-merger or dissolution of CCH;

2.    amendments to CCH's articles of association, subject to certain exemptions;

3.    increases or reductions of CCH's share capital (except for increases authorised by the board of directors, as described below);

4.    the issuance of profit participating bonds or convertible bonds (except for the issuance of convertible bonds authorised by the board of directors, as described below);

5.    election of the members of CCH's board of directors, subject to certain exemptions;

6.    the appointment of auditors and liquidators;

7.    the distribution of annual profits, with the exception of the distribution of profits or non-mandatory reserves during a financial year, provided that the board of directors has been specifically authorised for this purpose by a shareholder resolution passed at the annual general meeting;

8.    the approval of the annual financial statements; and

9.    the filing of a lawsuit against any member of the board of directors or the auditors for negligence; and

10. the release of the board of directors and auditors from liability upon approval of the financial statements.
The general meeting may pass resolutions without regard to the number of shareholders present at the meeting or shares represented by proxy.

A simple quorum for CCH's general assembly is met whenever shareholders holding at least 20% of the paid-up share capital are present or represented at the assembly. If a simple quorum is not achieved, the general assembly convenes again within 20 days from the date of the previous assembly. At such adjourned assembly, the general assembly is in quorum and decides lawfully on all items of the initial agenda irrespective of the paid-up share capital represented.

Provisions Applicable to Holders of Ordinary Shares	Provisions Applicable to Holders of Existing Shares

Certain extraordinary resolutions by the general assembly require an increased quorum to be present either in person or by proxy. These extraordinary resolutions include: (1) the change of CCH's nationality, (2) the alteration of CCH's objectives, (3) the amendment of the articles of association, (4) the increase of the shareholders' obligations, (5) the increase of the capital stock of CCH, (6) the decrease of the capital stock, (7) the issuance of bond loans under article 3a of Codified Law 2190/1920, (8) the distribution of dividends and/or the alteration of the method of profits' distribution, (9) the establishment of extraordinary reserve funds or other reserve funds in excess of the compulsory reserve fund required pursuant to article 26 of the articles of incorporation and the Law (Article 44 of Codified Law 2190/1920), (10) the merger of CCH, (11) the extension of the duration of CCH, (12) the dissolution of CCH, (13) the entering of CCH or any assets thereof into mandatory receivership or trusteeship and (14) any other resolution stipulated by Greek law. In such cases, the general assembly is in quorum and decides lawfully on the items of the agenda when shareholders holding 67% of the paid-in capital stock of CCH are present or represented thereat. If such quorum is not achieved, a second general assembly will be held that will require a quorum of 55% of the paid-up share capital and if such quorum is not achieved again, the quorum requirement for the third general assembly decreases to 50% plus one share of the paid-up share capital.

If the initial invitation specifies the place and the time of the reiterative meetings in the event that a quorum is not achieved at the initial general meeting, then a new invitation shall not be required.
Unless mandatory statutory provisions or the Articles provide otherwise, the general meeting passes its resolutions and performs elections with the absolute majority of the votes validly cast.
Except with respect to those items requiring an extraordinary quorum under the articles of association, the resolutions of the general assembly are adopted lawfully by an absolute majority of all votes represented thereat.

Provisions Applicable to Holders of Ordinary Shares	Provisions Applicable to Holders of Existing Shares

According to art. 704 of the Swiss Code of Obligations, resolutions concerning the following items shall be passed by a majority of at least two-thirds of the voting rights represented and an absolute majority of the nominal value of shares represented:

1.    any amendment of the Company's objects;

2.    the introduction of shares with preferential voting rights;

3.    any restriction on the transferability of registered shares;

4.    an authorised or contingent capital increase;

5.    a capital increase funded by equity capital, against contributions in kind or to fund acquisitions in kind and the granting of special privileges;

6.    any restriction or cancellation of the subscription rights;

7.    a relocation of the seat of the Company; and

8. the dissolution of the Company.

On matters that require an extraordinary quorum, as discussed above, any resolution of the general assembly is adopted by a majority of two-thirds (2/3) of the votes represented at the meeting. Specifically, for the following matters, such majority cannot be less than 50% of CCH's shares plus one share: (1) the amendment of the articles of association, (2) the increase of the capital stock of CCH, (3) the decrease of the capital stock, (4) the merging of CCH, (5) the dissolution of CCH, and (6) the entering of CCH or any assets thereof into mandatory receivership or trusteeship.

CCH's articles of association and Greek law provide that upon request by shareholders representing 5% of CCH's paid-up share capital, the resolution of any matter included on the agenda for the general assembly must be adopted by a roll call. Furthermore, upon request by shareholders representing 5% of CCH's paid-up share capital, the chairman of the general assembly is obliged to allow one postponement of the adoption of resolutions in disputes by the general assembly, provided an adjourned meeting is convened within 30 days to resolve upon the relevant issues.

Furthermore, other mandatory provisions of Swiss law require similar or higher supermajorities, such as in respect to mergers, demergers and transformations in accordance with the Swiss Merger Act. In addition, provisions of the Articles which require larger majorities than those prescribed by law may themselves be introduced only with the proposed majority. Currently, the Articles contain certain additional supermajorities, including the following majority requirements:

1.    two-thirds of the voting rights represented and an absolute majority of the nominal value of shares represented for: (i) amendments of the Articles; (ii) capital increases and decreases; (iii) merger (either by absorption or combination) of the Company with or into another unaffiliated company or another business combination having substantially similar economic effect, provided that the enterprise value of such other company exceeds 25% of the Company's enterprise value; and (iv) any change to the supermajority requirements above;

2.    75% of the voting rights represented and an absolute majority of the nominal value of shares represented for the exclusion or limitation of subscription rights, advance subscription rights or pre-emptive rights relating to the resale of treasury shares, and for any change to this supermajority requirement; and

Provisions Applicable to Holders of Ordinary Shares	Provisions Applicable to Holders of Existing Shares

3.    80% of the voting rights outstanding and exercisable in accordance with the law and the Articles and an absolute majority of the nominal value of shares represented for resolutions concerning the dissolution by liquidation of the Company, and for any change to this supermajority requirement.

The Board of Directors shall determine the time and location of the general meeting which can be held outside of Switzerland. General meetings are conducted in English, unless otherwise determined by the Board of Directors.
The general assembly is held obligatorily at the registered offices of CCH or in the district of another municipality within the prefecture of the registered office or other municipality neighboring that of the registered office. The meeting is held in Greek.

General meetings are convened by the Board of Directors and, if necessary, by the auditors. Notice of a general meeting shall be given by means of a single publication in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) at least 20 days prior to the meeting. The notice of the general meeting must indicate the day, time and place of the meeting, the agenda, the proposals of the Board of Directors and the proposals of shareholders which have requested either a meeting or that an item be put on the agenda.
The general assembly is convened by the board of directors or through shareholder petition either personally or through a representative, as described below. Notice of a meeting is given by means of a public invitation that is published in accordance with Greek law at least 20 days prior to the meeting.

One or more shareholders whose combined shareholdings represent at least 5% of the Company's share capital registered in the commercial register may request that a general meeting be convened. Such request must be communicated to the Board of Directors in writing and specify the purpose of the meeting, the agenda and the corresponding motions to be submitted.
CCH's articles of association and Greek law provide that upon request by shareholders representing 5% of CCH's paid-up share capital, the board of directors is obliged to convene an extraordinary general assembly of shareholders within 45 days of service of the request. The request must contain the subject matter of the agenda.

The Board of Directors, or any other body lawfully convening the general meeting, shall announce the items on the agenda. One or more shareholders whose combined shareholdings represent an aggregated par value of at least CHF 1,000,000, or at least 5% of the Company's share capital registered in the commercial register may request that an item be put on the agenda. Such request must be communicated to the Board of Directors in writing at least 45 days prior to the general meeting and specify the item on the agenda and the corresponding motion.
Except in the case of meetings that are convened at the request of shareholders, the board of directors shall determine the items on the agenda of any general assembly meeting. One or more shareholders whose combined shareholdings represent at least 5% of CCH's paid-up share capital may request that an item be put on the agenda of a general assembly that has already been convened by the board of directors. Such request must be received by the board of directors at least 15 days prior to the general assembly and specify the item on the agenda.

The Company's business report and auditor's report must be made available for inspection by the shareholders at its place of incorporation not later than 20 days prior to the general meeting. Each shareholder is entitled to request immediate delivery of a copy of these documents free of charge. Shareholders of record will be notified of this right in writing.
At least ten days prior to any ordinary general assembly meeting, CCH must deliver a copy of the annual financial statements, balance sheet and related reports of the board of directors and auditors to any shareholder who has requested such information.

Provisions Applicable to Holders of Ordinary Shares	Provisions Applicable to Holders of Existing Shares
Under the articles of association, any shareholder may request, until five days prior to a general assembly meeting, that the board provide to the general assembly specific information regarding CCH's affairs, to the extent such information may be useful for the assessment of matters on the agenda of such meeting. Additionally, subject to certain exceptions, the board of directors must provide to the general assembly any other information regarding the conduct of CCH's affairs, if such information is requested by shareholders representing 5% of CCH's paid-up share capital and the relevant request is submitted up to five days prior to the general meeting. The board of directors may refuse to provide any such information for any valid material reason which is recorded in the minutes.
Voting Rights and Share Registration

In a general meeting, subject to the restrictions on voting rights described in paragraph 7 of Part XIII: "Additional Information" under the heading "Takeover regulation and mandatory bids", each share entitles the holder to one vote, provided that its holder or usufructuary has been duly registered with voting rights in accordance with article 7 of the Articles until a specific qualifying day (record date) designated by the Board of Directors. In the absence of such designation, the record date shall be ten days prior to the general meeting. The Board of Directors may, in the notice of a general meeting or in general regulations or directives, specify or supplement these rules.	Each ordinary share gives the holder the right to cast one vote at the shareholders' general assembly.

To be able to participate in general meetings and to exercise their voting rights or to assert other rights related to voting rights, holders of shares in the Company must apply to the Company for registration in its share register (Aktienregister) as shareholders with voting rights.	A shareholder is deemed to be a person who is registered in the records of the central securities' depositary.

Provisions Applicable to Holders of Ordinary Shares	Provisions Applicable to Holders of Existing Shares
In order to be registered in the share register, shareholders must indicate the full name, address and nationality (in case of legal entities, the company name and registered office) of the holders and usufructuaries of the shares and explicitly declare to be the beneficial owner of these shares, i.e. to have acquired and to hold these shares in their own name and for their own account. Otherwise, acquirers of registered shares applying for registration shall be recorded as shareholder without voting rights. However, the Board of Directors may record any nominee (i.e., a financial intermediary who does not expressly declare in the application form to hold the shares for its own account) as a shareholder with voting rights if and to the extent in the application for registration or thereafter upon request by the Company such nominee discloses to the Company the name, address and shareholding of all such beneficial owners to whom the nominee's shares to be recorded in the commercial register with voting rights are attributable. The Board of Directors shall enter into a contractual agreement with such nominee which, inter alia, further specifies the disclosure of beneficial owners and contains rules on regulating, without limitation, the representation of shareholders and the voting rights, and it may withhold registration with voting rights until the nominee has entered into such agreement.	In order to be registered in the records of the central securities' depositary, shareholders must indicate the full name, address and nationality (in case of legal entities, the company name and registered office) of the holders and usufructuaries of the shares.

In respect of the Ordinary Shares underlying CDIs, the CDI Depositary or any Custodian will hold the voting and other rights conferred by Swiss law and the Articles for the benefit of the relevant CDI Holder. Consequently, the CDI Holders must rely on the CDI Depositary or any Custodian of the CDI Depositary either to exercise such rights for the benefit of the CDI Holders or the CDI Depositary must authorise the CDI Holder to exercise those rights for the CDI Holder's own benefit. Pursuant to the Global Deed Poll pursuant to which the CDIs are created, the CDI Depositary and any Custodian must pass on to, and so far as it is reasonably able, exercise on behalf of the relevant CDI Holders, all rights and entitlements which it receives or is entitled to in respect of the underlying Ordinary Shares and which are capable of being passed on or exercised.

Provisions Applicable to Holders of Ordinary Shares	Provisions Applicable to Holders of Existing Shares
In addition, the Articles of the Company contain restrictions on registration in the share register with voting rights and restrictions on voting rights applying to an aggregated interest in shares of 30% or more and relating to certain takeover rules under the City Code, as further described in the paragraph 7 of Part XIII "Additional Information" under the heading "Takeover regulation and mandatory bids". Furthermore, a shareholder recorded in the share register as a nominee shall exercise voting rights for no more than 2% of the number of shares recorded in the commercial register except if and to the extent such nominee votes upon and in accordance with instructions by the beneficial owners of the respective shares and discloses to the Company the name, address and shareholding of such beneficial owners.

In the case of resolutions concerning the discharge of the members of the Board of Directors and of the Operating Committee, the voting rights of persons who have participated in any manner in the management of the Company shall be suspended.

By means of a written proxy, each shareholder may have his shares represented in a general meeting by a third person who needs not to be a shareholder. A shareholder recorded in the share register as a nominee may, however, have his shares represented only by the beneficial owner of such shares disclosing to the Company his name, address and shareholding or by another person disclosing to the Company the same information relating to the beneficial owners of such shares.	By means of a written proxy, each shareholder may have his shares represented in a general assembly by a third person who needs not to be a shareholder.

Provisions Applicable to Holders of Ordinary Shares	Provisions Applicable to Holders of Existing Shares
Capital Increases, Subscription Rights and Preemptive Rights

The share capital of the Company may, by resolution of the general meeting of shareholders and subject to the statutory pre-emption rights described below, be increased in consideration of cash contributions, in consideration of a contribution in kind or an intended acquisition of assets, by way of set-off or by a transformation of freely distributable reserves into share capital. Any such ordinary capital increase must be effected within three months. Further, the general meeting may, by way of amendment of the Articles and subject to the statutory pre-emption rights described below, empower the Board of Directors to effect a share capital increase based on:

1.    authorised capital to be used at the discretion of the Board of Directors within a period not exceeding two years from approval by the general meeting of shareholders; and

2. conditional capital by stipulating in the Articles that creditors of new bonds and similar debt instruments or employees will be granted rights to subscribe to new shares (conversion or option rights). In such a case, the share capital automatically increases whenever and to the extent that such conversion or option rights are exercised and the contribution obligations are discharged by set-off or payment. The nominal amount by which the share capital may be increased in this contingent manner is not allowed to exceed one-half of the existing share capital.

CCH's share capital may be increased pursuant to a decision adopted by a shareholders' general meeting or its board of directors, provided a shareholders' general meeting has so authorised the board of directors. This decision of a general assembly requires a quorum of two-thirds of the paid-up share capital. If such quorum is not achieved, a second general assembly will be held that will require a quorum of 55% of the paid-up share capital and if such quorum is not achieved again, the quorum requirement for the third general assembly decreases to 50% of the paid-up share capital plus one share. This decision of a general assembly must be adopted by a majority of two-thirds (2/3) of the votes present or represented. On matters for the resolution of which an extraordinary quorum is required in accordance with the above provisions, the resolution of the general assembly is adopted by a majority of two-thirds (2/3) of the votes represented at the meeting, provided however that such majority cannot be less than 50% of CCH's shares plus one share.

CCH's share capital may also be increased pursuant to a decision adopted by its board of directors, provided a general assembly of shareholders has so authorised the board of directors. The amount of such increase cannot exceed the amount of CCH's paid-up share capital as at the date such authority was given. This decision of the board of directors requires a majority of at least two-thirds of the directors.

Provisions Applicable to Holders of Ordinary Shares	Provisions Applicable to Holders of Existing Shares
The Company's Articles require a shareholders' majority of at least two-thirds of the voting rights represented to resolve on any capital increase (including any authorised or conditional capital increase).	Finally, CCH's share capital may be increased through the issuance of (preference or not) redeemable shares with or without voting rights attached thereto.

In the case of any capital increase (including any authorised or conditional capital increase), shareholders have statutory pre-emption rights under Swiss law. Such statutory pre-emption rights comprise so-called subscription rights in relation to the newly issued shares (regardless of the type of consideration for which such shares are issued) in proportion to their existing participation, and in the case of conditional capital (such as convertible bonds, warrants and options) the shareholders have so-called advance subscription rights to convertible bonds, warrants or options. A resolution by the general meeting to increase the share capital, however, may suspend these subscription rights, or authorise the Board of Directors to do so. Under the Company's Articles, any such suspension, or authorisation to suspend, resolved by the shareholders requires a majority of 75% of the voting rights represented. In addition, under Swiss law, any such suspension or authorisation to suspend: (i) must be included in the articles of association in the case of authorised and conditional capital; (ii) is only valid for the specific ordinary, authorised or conditional capital increase to which it refers (and, therefore, only within the time limits which apply to such capital increases, i.e. up to three months for an ordinary capital increase and up to two years for an authorised capital increase); (iii) may only be resolved for important reasons (e.g., in relation to acquisitions, the participation of employees in the share capital or the placement of shares at market prices in the international capital markets), and, cumulatively; (iv) must not result in any improper advantage or disadvantage to the parties involved.
Increases in CCH's share capital decided by the general assembly of shareholders must be effected by amending CCH's articles of association. All share capital increases which are not effected through contributions in kind shall be offered on a pre-emptive basis to the existing shareholders according to their shareholding participation in CCH, unless the pre-emptive rights of the shareholders have been limited or repealed by a decision of a general assembly taken by an increased quorum and increased majority. If and to the extent the existing shareholders do not exercise their pre-emptive rights within the prescribed period (which must be at least 15 days), the board of directors can freely dispose of the unsubscribed shares (or convertible bonds, as the case may be).

Provisions Applicable to Holders of Ordinary Shares	Provisions Applicable to Holders of Existing Shares
In addition, article 10 of the Articles of the Company grants proportionate pre-emptive rights to existing shareholders where the Company, either directly or through its subsidiaries, resells own shares (i.e., treasury shares) or options, futures or similar financial instruments in respect of own shares. See paragraph 6.3 of Part XIII "Additional Information". These pre-emptive rights relating to a resale of own shares shall be excluded (or may be excluded by the Board of Directors) to the extent the Articles also exclude (or authorise the Board of Directors to exclude) subscription rights and advance subscription rights, respectively, in connection with an issuance of shares out of authorised or conditional capital or if own shares are used for employee participation plans. On Admission, the Articles only exclude subscription rights in relation to the acquisition of Existing Shares for up to two years after Admission and for employee options. See paragraph 4.2 and 4.6 of Part XIII "Additional Information". In addition, the general meeting may, by a majority of 75% of the voting rights represented, suspend such pre-emptive rights relating to a resale of own shares without giving reasons for up to one year.
Board of Directors

The Board of Directors is entrusted with the ultimate direction of the Company as well as with the supervision of the Senior Management of the Company. The Board of Directors represents the Company towards third parties and deals with all matters which are not delegated to or reserved for another corporate body of the Company by statute or the Articles.
CCH is administered by the board of directors, which represents CCH before third parties as well as before any other public, judicial or any other authority. The board of directors is entitled by its special resolution to assign the representation of CCH to one or more persons irrespective of their being members or not of the board of directors.

According to the Articles of the Company, the Board of Directors consists of seven to fifteen members, and the Directors are elected for a term of one year by the Company's shareholders annually. The Organisational Regulations provide that the Board of Directors proposes for election by the general meeting such persons who have been recommended by the Nomination Committee after consultation with the Chairman. In addition, so long as the Company is listed on the premium segment of the Official List, the Board of Directors has to include such number of independent Non-Executive Board members as required under the UK Corporate Governance Code and the Listing Rules. The independence of Board members shall be determined by the Board, having regard to all applicable requirements, including the independence standards of the UK Corporate Governance Code.
The board of directors is composed of seven to fifteen members. The members of the board of directors are elected by the general assembly for a three year term, which may extend until the ordinary general meeting of their exit year.

The members of the board of directors may or may not be shareholders and are always re-electable.

Under Greek Corporate Governance law, at least one-third (1/3) of the members constituting the board of directors must be non-executive directors. Furthermore, at least two of the non-executive members of the board of directors must be independent.

Provisions Applicable to Holders of Ordinary Shares	Provisions Applicable to Holders of Existing Shares
In case of death or resignation of any Board member, the Board of Directors may elect a permanent guest, who the Board will propose for election by the shareholders at the next general meeting.	In case of death, resignation or removal of any member(s) of the board of directors, the remaining members thereof, provided there are at least three, may either proceed with the management and representation of CCH without the replacement of the lapsed members on condition that such number exceeds half of the members, as they had prior to the occurrence of the above events, or elect the substitutes of such members for the remainder of their term of office. The above election is announced by the board of directors at the next following general meeting which may replace the elected members, even if the relevant item had not been entered on the agenda. In any event, the remaining members of the board of directors, irrespective of their number, may convene a general meeting with the sole purpose of electing a new board of directors.

The Board of Directors constitutes itself. It elects among its members a chairman and a vice chairman, and appoints a secretary, who need not be a member of the Board of Directors. Subject to applicable law and the Articles of the Company, the Board of Directors may further regulate and determine its organisation, in particular in the Organisational Regulations, which are expected to be in force at the time of settlement of the Share Exchange Offer.
By absolute majority vote decision of the directors who are present or represented thereat, the board of directors elects from among its members the chairman and the vice-chairman, who replaces the chairman when absent or hindered. In case the vice-chairman is also absent or hindered, same is replaced by another member of the board of directors to be designated by it. Also, the board, by absolute majority voting of the members who are present or represented, elects its managing director and its secretary, while it may appoint as its secretary a person who may not be a member of the board of directors. In the same manner that the secretary is elected or appointed, one or more persons not necessarily members of the board of directors are elected and appointed as responsible for market police and criminal offences. Such elections are always being effected at the first meeting of the board following the general assembly meeting at which the partial or total renewal of the members of the board has taken place. The chairman, vice-chairman and the managing director may always be re-elected.
The Board of Directors has the following non-delegable and irrevocable duties:
The board of directors, acting collectively, is competent for the administration and management of CCH's affairs. It decides on every matter concerning CCH and carries out each and every action, except only those for which pursuant to the law or the articles of association the general assembly of the shareholders is competent. Indicatively, but not by way of limitation, the board of directors:

Provisions Applicable to Holders of Ordinary Shares	Provisions Applicable to Holders of Existing Shares

1.    to ultimately direct the Company, approve its strategy and issue the necessary regulations and directives, including the Organisational Regulations;

2.    to determine the organisation;

3.    to perform a risk assessment and organise the internal control system;

4.    to organise the accounting, the financial control and the financial planning;

5.    to appoint and remove the persons entrusted with management and representation of the Company;

6.    to ultimately supervise the persons entrusted with management, in particular with respect to compliance with the law and the Articles, regulations and directives;

7.    to prepare the business report as well as the general meeting and to implement the resolutions of the general meeting;

8.    to pass resolutions regarding the subsequent payment of capital with respect to non-fully paid in shares;

9.    to pass resolutions regarding the increase of the share capital to the extent that such power is vested in the Board of Directors (article 651, paragraph 4 of the Swiss Code of Obligations), resolutions confirming increases in share capital and regarding the amendments to the Articles entailed thereby;

10.  to examine the professional qualifications of the auditors and specially qualified auditors in the cases in which the law requires the use of such auditors;

11.  to notify the court in case of over-indebtedness (Überschuldung); and

12.  to perform all further duties conferred to the Board of Directors by mandatory law.

1.    represents judicially and extra-judicially CCH;

2.    initiates and carries out court proceedings, makes confiscations, records mortgages and prenotations of mortgages, consents to their withdrawals, waives privileges, court actions and legal remedies, makes judicial and extra-judicial compromises and agrees to arbitrations;

3.    acquires, creates or transfers in rem and in personam rights on movables and immovables, reservation made to the provisions of article 10 of the Codified Law 2190/1920, assumes obligations, concludes agreements, of any nature, reservation made to the provisions of Article 23a of Codified Law 2190/1920, and participates in public or other bids and auction sales;

4.    hires, appoints and fires employees and agents of CCH, determining their remuneration and salaries and grants and rescinds all general or special authorisations on behalf of CCH;

5.    issues, accepts and signs or guarantees or endorses promissory notes, letters of credit, checks and, in general, all negotiable instruments;

6.    in general determines the expenses of CCH;

7.    controls the books and the treasury of CCH, prepares the annual financial statements, proposes the amortisations to be made of the installations and the writing-offs of doubtful claims and proposes the dividends and profits to be distributed;

8.    determines all matters pertaining to the internal operation of CCH, issues the relevant regulations and, in general, performs any and all actions, pertaining to the management of CCH and the administration of its assets, and possesses each and every power in connection with the administration of CCH's interests and the performance of any action, whatsoever, aiming to the carrying-out of CCH's purposes;

9.    decides in its discretion on the issuance of an ordinary bond loan or an exchangeable bond, specifying in such decision the amount, the type and the terms of the loan.

Provisions Applicable to Holders of Ordinary Shares	Provisions Applicable to Holders of Existing Shares
To the extent a duty is capable of being delegated, the Board of Directors may delegate duties or powers wholly or in part to individual members of the Board of Directors, to committees of the Board of Directors or to third persons in accordance with the Organisational Regulations, which are expected to be in force at the time of settlement of the Share Exchange Offer. The Organisational Regulations provide that the Board of Directors will delegate the management of the business to the Operating Committee of the CCH Group acting under the CEO's leadership and to the CCH Group's executives, being the CEO, the other members of the Operating Committee, other direct reports of the CEO, and the country general managers. The Operating Committee is led by the CEO. The Board of Directors appoints the CEO among its members, upon proposal of the Chairman and the Nomination Committee, for an indeterminate term of office and it approves other members of the Operating Committee upon proposal by the CEO.	The board of directors may by resolution delegate the exercise of all or part of its rights and authorities pertaining to the administration, management and representation of CCH to one or more persons, irrespective of whether such persons are members of the board or not, specifying in such resolution the matters for which such authorities are delegated. The title and the delegated authority to each such person(s) is always determined by the resolution of the board of directors appointing them. The board of directors may also delegate CCH's internal audit to one or more persons that are not members of the board or, if permitted by law, to members of the board. If provided in the relevant resolutions of the board of directors, the aforementioned persons may sub-delegate all or part of the powers that were assigned to them by the board, to other persons such as directors, employees, lawyers or other third parties.

The Organisational Regulations further set out the organisation of Board meetings. According to the Organisational Regulations, a presence quorum of the majority of the Board members, in person, by telephone or similar communications equipment is expected to be required, and Board resolutions are adopted by the absolute majority of the votes cast. In the event of a tie, the chairman of the meeting has, in addition to his vote, the deciding vote. The quorum requirements do not apply to certain resolutions in connection with the implementation of a capital increase. The following matters are expected to require a presence quorum of eight Board members and the approval by the votes of two-thirds of the Board members present or represented at the relevant meeting, which is also required under the Articles:
With respect to personal matters, the board of directors decides by secret ballot.

The board of directors is in quorum and meets validly whenever one half (1/2) plus one of its directors are present or represented thereat, but in no case can the number of the personally present directors be less than three. Except as discussed below with respect to items requiring an extraordinary quorum or as otherwise required by the CCH articles, resolutions of the board of directors are validly adopted by an absolute majority of directors present or represented at a meeting.

Provisions Applicable to Holders of Ordinary Shares	Provisions Applicable to Holders of Existing Shares

1.    to engage in any business other than the bottling of beverages;

2.    to incur any indebtedness, including in the form of guarantees, or approve capital expenditures in excess of €30,000,000;

3.    to enter into any arrangements providing for payments or other consideration in excess of €30,000,000;

4.    to sell, lease, exchange, transfer or otherwise dispose of all or substantially all of the CCH Group's assets or sell the majority of the value of the CCH Group's assets, if not in the ordinary course of business, unless such sale is in connection with a sale-leaseback transfer;

5.    to appoint or dismiss the CEO;

6.    to approve the CCH Group's annual budget and annual business plan;

7.    to approve any recommendation to the shareholders to change the size of the Board of Directors;

8.    to approve any change in the size and composition of the Nomination Committee; and

9.    to amend the section of the Organisational Regulations relating to the above matters.

For decisions which concern the items under (a) to (g) below, the board is in quorum and is validly meeting if at least three-fourths (3/4) of its members are present or represented thereat: (a) the proposal to change the company objects; (b) the undertaking by CCH of obligations of any kind whatsoever, including guarantees and capital expenditure, the value of which exceeds the amount of U.S. Dollars ten million (10,000,000); (c) the entering into any agreement, arrangement or contract involving payments or other consideration in excess of U.S. Dollars ten million (10,000,000); (d) the sale, lease, exchange, transfer or otherwise disposing, directly or indirectly, in a single transaction or a series of related transactions of all or substantially all of the assets of CCH, or any sale of a majority of the value of the assets of CCH, when such disposition is not in the ordinary course of business (unless such sale is undertaken in connection with, or as a part of, a sale-lease back transfer); (e) the appointment of the chief executive officer of CCH; (f) approval of the annual budget; provided, however, that if no new annual budget is approved, the prior year's budget, adjusted for inflation, will be used in place of the new annual budget until the new annual budget is approved; and (g) the approval of any annual business plan submitted by company management. Resolutions in respect of those matters requiring an extraordinary quorum are validly adopted by the vote of a two-thirds (2/3) majority of directors present or represented at the relevant meeting.
Swiss law and the Organisational Regulations of the Company do not provide for a possibility that Board members are represented by another person in a Board meeting.
Any member of the board absent for any reason from meetings of the board of directors may be represented by another member appointed by the absentee through letter, telex, cable or fax addressed to the board. In no case, however, can one member represent more than one other member.

Provisions Applicable to Holders of Ordinary Shares	Provisions Applicable to Holders of Existing Shares
According to the Organisational Regulations, the secretary keeps the Board minutes, which contain all passed Board resolutions and reflect in a general manner the considerations which led to the decisions taken; dissenting opinions of, and votes cast by, Board members must also be reflected in the minutes. The minutes must be signed by the Chairman and the secretary and must be made available for review prior to and approved at the next Board meeting. Board members are entitled to examine the Board minutes of any Board meeting at any time.	The secretary of the board of directors keeps minutes of the discussions and resolutions of the board of directors, which are entered into a special book and are signed by the directors personally present at the meeting. The adopted resolutions are evidenced from these minutes. No member of the board of directors has the right to refuse to sign the minutes of a meeting at which he was present. However, he is always entitled to request that his opinion be recorded in the minutes, if such opinion is different from that of the adopted resolution. In no case can the validity of a lawfully adopted resolution be affected by the non-signature of the minutes by a director present at the meeting, provided mention of such refusal is made in the minutes. In the event that a meeting takes place via teleconference, the minutes of the meeting must be signed by the chairman, the vice-chairman or the managing director. Copies or extracts from the minutes of the board of directors may be officially issued without further ratification by the chairman, the vice-chairman or the managing director. Likewise, copies or extracts from the minutes of the board may also be issued by the secretary or his/her alternate, as such persons have been specified by decision of the board of directors.

The Organisational Regulations further provide that the Board meets as often as the business requires, at least four times a year. Board meetings can be held at the Company's place of incorporation or at such other place as the Chairman may determine from time to time. At least 75% of all regular Board meetings are to be held in Switzerland.

In urgent cases or if the presence quorum has not been reached at a Board meeting, the Board of Directors may also pass resolutions in writing, which are referred to as 'circular resolutions'. Circular resolutions require that more than two-thirds of all Board members cast a vote or give written notice that they abstain, the applicable majority is reached, and no Board member requests a Board meeting within three business days.

The board of directors meets at the registered office of CCH, as required each time by law, the articles of association or the requirements of CCH at a date and time fixed by the chairman, or his/her substitute, or when at least two of its members request so in writing. The board of directors may convene at any other place in Greece or abroad in which CCH or any member of the CCH Group is active. In addition, the board of directors may validly convene at any other place, whether in Greece or abroad, provided that all directors are present or represented at such meeting and no-one objects to the meeting taking place. The board of directors may convene also via teleconference.

The drawing up of minutes and the signing thereof by all the directors or their representatives is equivalent to a decision by the board of directors even if a meeting did not take place.

The members of the Board of Directors are entitled to reimbursement of all expenses incurred in the interests of the Company as well as a remuneration for their services, as determined by the Board of Directors. Under the charter for the Board committees, certain remuneration items are subject to approval or recommendation by the Remuneration Committee.
The members of the board of directors are entitled to remuneration for their services as determined by the board of directors. At the request of shareholders representing 5% of CCH's paid-up share capital, the board of directors is generally required to announce at the annual meeting of the general assembly the amount of compensation, including in-kind benefits, paid in the previous two years to each director or to CCH's managers, on the basis of any employment contract or otherwise.

Provisions Applicable to Holders of Ordinary Shares	Provisions Applicable to Holders of Existing Shares
Disclosure of shareholdings, takeover regulations and mandatory bid requirements

Swiss law, English law and Greek law provide for certain rules and protections of shareholders of domestic listed companies. Due to the Company's cross-border structure, however, several of these rules do not apply to the Company as if it were a Swiss company listed in Switzerland, an English company listed on the London Stock Exchange or a Greek company listed in Greece. In particular, the Swiss rules under the Swiss Stock Exchange Act on disclosure of shareholdings and tender offer rules under the Swiss Stock Exchange Act, including mandatory tender offer requirements and regulations of voluntary tender offers, which are typically available in relation to Swiss listed companies, do not apply to the Company since it is not listed in Switzerland.

The FSA has confirmed to the Company that it does not deem the relevant provisions of Swiss law to be equivalent to certain requirements of the Transparency Directive where the issuer is not listed on a stock exchange in Switzerland. Therefore, the obligations pursuant to Chapters 4, 5 and 6 of the Disclosure and Transparency Rules implementing the Transparency Directive will apply to the Company. Chapter 5 of the Disclosure and Transparency Rules will also therefore apply to Ordinary Shareholders so as to require them to comply with the major shareholding notifications required to be made under that Chapter of the Disclosure and Transparency Rules.

Pursuant to Greek Law 3556/2007 (which implemented the EC Directive 2004/109), when, as a result of a transfer of shares listed on the Athens Exchange, a person owns or indirectly controls a percentage equal to or in excess of 5%, 10%, 15% , 20%, 25%, 33.3%, 50% or 66.6% of the voting rights of the relevant company, or such ownership or control falls below these levels, the holder is required to notify the issuer and the HCMC of his holdings and percentage of voting rights in writing within three trading days following the date he was informed or should have been informed of the acquisition or the sale of the shares (pursuant to a decision of the HCMC, the holder is considered to have been informed of the acquisition at the latest within two trading days following the transaction). When a person holds, directly or indirectly, more than 10% of the voting rights of a company whose securities are listed on the Athens Exchange and the percentage of that person's voting rights therein increases or decreases by at least 3% of the total voting rights in the issuer, then that person is similarly required to notify the issuer and the HCMC within the same deadline as above. The issuer, in its turn, has the obligation to publicise the aforementioned acquisitions/disposals within two trading days.

Provisions Applicable to Holders of Ordinary Shares	Provisions Applicable to Holders of Existing Shares

In addition, the City Code will not apply to the Company by operation of law. However, in common with other overseas companies included in the UK series of the FTSE indices, the Company's Articles incorporate certain takeover protections similar to those contained in the City Code, which are to be administered by the Board of Directors.

In particular, the Articles provide that the Company will use its reasonable endeavours to apply and abide by the general principles of the City Code, comply with the provisions of the City Code applicable to an offeree if the Company is subject to an offer or the Board of Directors would have reason to believe a bona fide offer might be imminent and, if the Board of Directors recommends the offer, obtain an undertaking from the offeror to comply with the City Code in relation to the conduct of that offer.
Greek Law 3461/2006 (which implemented the Transparency Directive) regulates the public takeover bids for securities that are listed on the Athens Exchange. Pursuant to such law, anyone who proceeds with a voluntary takeover bid for a public company is obliged to acquire the totality of the shares validly tendered, unless such person has limited his or her offer to a maximum amount of shares, in which case offerees should be satisfied pro rata. A person may further define a minimum number of shares which must be validly tendered, in order for the bid to remain in force. In addition, any person who acquires, directly or indirectly, shares and due to such acquisition holds more than one-third (1/3) of the total voting rights of a locally listed company, including any voting rights held by third parties acting on behalf of or in concert with such person, is obliged within 20 days to make a mandatory public takeover bid for the remaining shares of that company (subject to certain exceptions and qualifications). This same obligation applies where any person owning more than one-third (1/3), but less than 50%, of the total voting rights of CCH acquires, directly or indirectly, shares and thereby increases its stake by more than 3% of the total voting rights.

The Articles of the Company also include provisions that are to a certain extent similar in effect to Rule 9 of the City Code relating to mandatory offers, subject to certain adaptations and limitations. These provisions will apply for as long as the City Code does not apply to the Company. In particular, the Articles of the Company include specific provisions designed to prevent any person acquiring shares carrying 30% or more of the voting rights (taken together with any interest in shares held or acquired by the acquirer or persons acting in concert with the acquirer), except if (subject to certain exceptions) such acquisition would not have been prohibited by the City Code or if such acquisition is made through an offer conducted in accordance with the City Code. Accordingly, certain transactions may only be permitted if either an offer is made (and not subsequently withdrawn) in accordance with the mandatory bid provisions of Rule 9 of the City Code (with such amendments as the Board of Directors may consent to) or an offer is made in accordance with certain rules of the City Code applicable to voluntary offers. If a shareholder does not comply with these provisions in the Articles of the Company, such shareholder will not be registered in the share register as a shareholder with voting rights exceeding 30%, and, to the extent already registered, the voting rights of his or her shares exceeding 30% of the voting rights will be suspended.
Any public takeover bid must be communicated in writing, prior to its announcement to the public, to the HCMC and the board of directors of the target company and by the end of the next day on the Athens Exchange's web site, the Athens Exchange's Daily Official List and the issuer's web site. The publication must be made in the Greek language, and so long as CCH is listed on a foreign stock exchange, in the English language as well. In addition, the bidder must also issue and make public (following the approval of the HCMC) an information circular containing certain data required by Greek Law 3461/2006. The results of the bid are to be published within two business days from the end of the acceptance period.

Provisions Applicable to Holders of Ordinary Shares	Provisions Applicable to Holders of Existing Shares

Rule 9 of the City Code requires, broadly, a person to extend offers to the holders of any class of equity share capital whether voting or non-voting and also to holders of any other class of transferable securities carrying voting rights on certain prescribed terms (including in relation to conditionality and lapsing of the offer and consideration to be offered) when:

1.    such person acquires, whether by a series of transactions over a period of time or not, an interest in shares which (taken together with shares in which persons acting in concert with him are interested) carry 30% or more of the voting rights of a company; or

2. such person, together with persons acting in concert with him, is interested in shares which in the aggregate carry not less than 30% of the voting rights of a company but does not hold shares carrying more than 50% of such voting rights and such person, or any person acting in concert with him, acquires an interest in any other shares which increases the percentage of shares carrying voting rights in which he is interested.

For so long as the Panel considers that the Company is not subject to the provisions of the City Code, the Panel will not assume responsibility for ensuring compliance with the City Code in relation to the Company. Instead, it will be a matter for the Board to determine exercising its discretion in light of prevailing circumstances and in a manner consistent with its obligations under Swiss law and any specific provisions included in the Articles of the Company, subject to a determination by an independent expert appointed by the Board, if an affected shareholder challenges the determination of the Board by giving it notice within three business days. As required by Swiss law, the Board will always exercise its powers in good faith and in a manner it believes to be in the best interests of the Company as a whole. The Articles of the Company provide that in exercising its powers under the Articles, the Board will comply with the principle that all shareholders that are in the same position shall be treated equally in respect of the rights attaching to their shares and otherwise in accordance with their duties under applicable law. The Board intends that the City Code should be observed and will exercise all discretion that the Panel would be permitted to exercise, if the City Code applied to the Company, in accordance with the practice of the Panel at the time that the discretion is so exercised so far as the Board considers it reasonably practicable and consistent with its obligations. The Company has no method of ensuring that a shareholder or other bidder that launches an offer for the Company will adhere to the principles set out in the City Code.

Provisions Applicable to Holders of Ordinary Shares	Provisions Applicable to Holders of Existing Shares
The City Code restricts target companies from taking frustrating action without shareholder approval when a takeover offer has been announced or is believed to be imminent, and specifies, by way of example, certain transactions that would require shareholder approval (such as the issuance of treasury shares or stock options, the sale of assets or the entry into contracts otherwise than in the ordinary course of business). The Articles of the Company will restrict, except to the extent such restrictions are prohibited by the Swiss law, the taking of frustrating action under the City Code without shareholder consent, which will mean that the Company will be unable to take certain measures in relation to an unsolicited takeover offer that would have otherwise been available to the Company.

Neither the validity of the provisions of the City Code nor the one of the specific provisions that the Company has incorporated into the Articles of that are similar to certain provisions of the City Code, have been determined by any Swiss court, and there can be no assurance that any such provisions would be upheld or enforced by a Swiss court in any or all respects or, if upheld and enforced, that a Swiss court would construe these provisions in the same manner as an English court, or the Panel.
Compulsory Squeeze-Out

The Swiss Merger Act provides for a means of squeezing-out minority shareholders. Article 8 section 2 of the Swiss Merger Act stipulates that the merging companies can provide in the merger agreement that only a cash or other compensation will be paid. Such compensation needs to be adequate and requires a supermajority of 90% of the shareholders, which is often interpreted as being 90% of all voting rights and of the share capital. In contrast, the compulsory squeeze-out mechanism following a tender offer pursuant to the Swiss Stock Exchange Act is not applicable with regard to the Company.
The offeror who, following the submission of a takeover bid to all the holders of the target's securities and for the total amount of their securities, owns an amount of securities representing at least 90% of the aggregate voting rights of the target, may require the transfer to him of all the remaining securities of the target.

The compulsory squeeze-out right may be exercised within three months from the termination of the takeover bid acceptance period, as long as the information circular stipulated the exercise of such right.

The consideration for the acquisition of the target's securities must be in the same form and at least equal to the consideration for the takeover bid.

The compulsory squeeze-out right is exercised following the submission of a relevant request to the HCMC which is also communicated to the target. The request must include necessarily the amount of the consideration and the form of the consideration. The request is published by the offeror within the next business day.

Provisions Applicable to Holders of Ordinary Shares	Provisions Applicable to Holders of Existing Shares
Simultaneously with the request, the offeror submits a certificate by a credit institution, registered in Greece or in another member-state, that the offeror has the means to pay the amount of the consideration which will be paid in cash.
Compulsory Sell-out
Swiss law does not provide for specific compulsory sell-out rights of minority shareholders which would entitle them to sell their shares to a bidder or majority shareholder.
The offeror, who, following the submission of the takeover bid to all the holders of securities and for the total amount of their securities, owns securities representing at least 90% of the voting rights (for such purposes, including treasury shares) of the target, is bound for a period of three months from the publication of the results of the takeover bid to acquire through the stock exchange all the securities that may be offered to him in cash at a price which will be equal to the consideration of the takeover bid. As long as the holders of the securities request so, the consideration may take the form of bidder securities equal to the consideration paid in the takeover bid.
Notices, jurisdiction

The Articles require the Company to publish notices, including notice of shareholders' meetings, to its shareholders in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt). To the extent the Company communicates to its shareholders by mail, such communications shall be sent by ordinary mail to the recipient and address recorded in the share register or in such other form as the Board of Directors deems fit.	Notices are published in the Official Government Gazette, the website of CCH and the press (depending on the nature of notices).

According to the Company's Articles, the exclusive place of jurisdiction for any disputes arising from or in connection with the corporate relationship in the Company shall be at the registered office of the Company.	Exclusive place of jurisdiction for any disputes arising between CCH and its shareholders or third parties shall be at the registered office of CCH.

Provisions Applicable to Holders of Ordinary Shares	Provisions Applicable to Holders of Existing Shares
Suits against directors

Under Swiss law, the members of the Board of Directors and all persons engaged in the management or liquidation of the Company are liable both to the Company and to individual shareholders and creditors for any damage arising from an intentional or negligent breach of their duties. The same applies to all persons engaged in auditing the annual and consolidated accounts, the Company's incorporation, a capital increase or a capital reduction.

A damage suffered by the Company may be sued by both the Company and individual shareholders which may take a type of derivative action. In case of bankruptcy of the Company, creditors also have the right to take such derivative action.

Swiss law generally does not provide for class action lawsuits.

Each and every member of the board of directors is liable towards CCH during the management of CCH's affairs for any and all of his offences. Each member is particularly liable for any omissions or false statements included in the balance sheet concealing CCH's true position.

Such liability does not exist should the member of the board of directors prove that he or she has exercised the diligence of a prudent businessman. Such diligence is judged based on the capacity of each member and the duties assigned to such member, as further specified in the law. Liability does not exist with respect to acts or omissions which are based on lawful decisions of the general meeting or which constitute a reasonable business decision taken in good faith, based on sufficient information and exclusively in the interest of CCH. This provision also applies with respect to the liability of persons who are not members of the board of directors and who exercise powers delegated to them by the board of directors, in accordance with article 12 of the articles of association.

It is forbidden for directors who participate in any way in the management of CCH, as well as for CCH's managers, to engage in acts, on their own behalf or on the behalf of third parties, which fall within any of the objectives of CCH without the permission of the general assembly or to participate as general partners in partnerships with the same objectives. In case of violation of the above prohibition, CCH is entitled to indemnification and the responsible party, in the case where he is a member of the board of directors, is removed from office by a resolution of the board of directors. In such a case, paragraphs 2 and 3 of Article 23 of Codified Law 2190/1920 also apply.
Greek law does not provide for shareholder derivative suits as Swiss law does, nor does it provide for class- action law suits.
Indemnification

Under Swiss law, a corporation may indemnify a director or officer of the corporation against losses and expenses, including attorney's fees, judgments, fines and settlement amounts actually and reasonably incurred in a civil or criminal action, suit or proceeding by reason of having been the representative of or serving at the request of the corporation. Certain limits exist, e.g. if such losses and expenses result from a breach of such director's or officer's fiduciary duties under Swiss law.	Neither Greek law nor CCH's articles of association provide special provisions for directors or officers with indemnification rights.

Provisions Applicable to Holders of Ordinary Shares	Provisions Applicable to Holders of Existing Shares
The Organisational Regulations of the Company are expected to contain provisions regarding the indemnification of existing and former Board members and corporate bodies of the Company or any of its subsidiaries, and their heirs, executors and administrators, according to which the Company will indemnify and hold harmless those persons to the fullest extent permitted by law, from and against all threatened, pending or completed actions, suits or proceedings—whether civil, criminal, administrative or investigative—and all costs, charges, losses, damages and expenses, subject to certain exceptions.

Moreover, according to general principles of Swiss employment law, an employer may, under certain circumstances, be required to indemnify an employee against losses and expenses incurred by him in the execution of his duties under the employment agreement, unless the losses and expenses arise from the employee's gross negligence or willful misconduct.
According to Greek employment law, an employer may, under certain circumstances, be required to indemnify an employee against losses and expenses incurred by the latter in the course of the execution of his duties under the employment agreement, or arising from the termination of his employment agreement.
The Company maintains directors' and officers' insurance for their Directors and officers as well as officers and directors of certain subsidiaries.	CCH maintains directors' and officers' insurance for their directors and officers as well as officers and directors of certain subsidiaries.
Rights to inspect corporate books and records

Under Swiss law, any shareholder attending a general meeting is entitled to ask the Board of Directors to provide information on the affairs of the Company, and to ask the external auditors to provide information on the methods and results of their audit. The Board and the auditors, respectively, may refuse to provide such information if it is not necessary to exercise shareholders' rights or if it would jeopardise the Company's business secrets or other interests warranting protection. The Company's books and business correspondence can only be inspected upon approval by the general meeting or by the Board of Directors and provided that business secrets are safeguarded. Where information or inspection is refused without just cause, the court may order it upon request.
Greek law does not provide shareholders with the right to inspect corporate books and records. However, any shareholder is entitled to ask the board of directors to provide information on the affairs of CCH, as described above.

Provisions Applicable to Holders of Ordinary Shares	Provisions Applicable to Holders of Existing Shares
In addition, shareholders may request the general meeting that a special audit (Sonderprüfung) be performed on specific matters if clarified by means of a special audit, if this is necessary to exercise the shareholders' rights and if the shareholder has already exercised his right to information and inspection. If the general meeting refuses the motion, shareholders who represent at least 10% of the share capital or hold shares with a nominal value of 2 million Swiss Francs may subsequently request the court to appoint a special auditor if they make a prima facie case that the founders, Directors or officers have violated the law or the Articles and thereby harmed the Company or the shareholders.

Furthermore, each shareholder has the right to inspect the annual report and the auditor's report not later than 20 days prior to the annual meeting. Registered shareholders are notified of this right in writing. Any shareholder may request a copy of the annual report as approved by the general meeting and of the auditor's report during the year following the general meeting.
Right to inspect the share register

Under Swiss law, shareholders are not entitled to inspect the share register in general, except for their own entry. In certain, limited instances, however, shareholders may ask for information or inspection.
Under the articles of association, forty-eight hours prior to any general assembly meeting, a list of the shareholders having the right to vote at the meeting and/or of their representatives must be posted at a conspicuous place in CCH's offices. This list must indicate the names of shareholders and of their representatives, if any, their addresses and the number of shares and votes held by each one of them.

PART XIII:    ADDITIONAL INFORMATION

1.     Responsibility

UK compliant responsibility statement

The Company, the Directors and the Proposed Directors, whose names and principal functions are set out in Part III: "Directors, Proposed Directors, Management, Corporate Governance and Major Shareholders," accept responsibility for the information contained in this Prospectus. To the best of the knowledge of the Company, the Directors and the Proposed Directors (each of whom has taken all reasonable care to ensure that such is the case), the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.     Incorporation and registered office

2.1
The Company was incorporated and registered in Switzerland on 19 September 2012 as a stock corporation (Aktiengesellschaft/société anonyme) under the laws of Switzerland with corporate registration number CH-170.3.037.199-9

2.2
The Company's registered office and its principal executive office is at Baarerstrasse 14, 6300 Zug, Switzerland and the telephone number is +41 (041) 561-3243.

2.3
The principal legislation under which the Company operates, and under which the Ordinary Shares are issued, is the Swiss Code of Obligations.

2.4
The principal business of the Company is to act as the ultimate holding company of the CCH Group.

2.5
The accounting reference date of the Company is 31 December (beginning as at 31 December 2013, when the Company's first financial year ends).

3.     Subsidiaries

Upon completion of the Share Exchange Offer, it is expected that CCH will become a subsidiary of the Company and that the Company will own at least 90% of the total issued share capital of CCH.

The following table shows details of the significant subsidiaries and undertakings of the CCH Group as at 31 December 2012:

Subsidiary	Country of incorporation	% ownership as at 31 December 2012
Partially owned subsidiaries
Brewinvest S.A. Group(1)	Greece	50%
BrewTech B.V. Group(1)(4)	The Netherlands	50%
CCHBC Armenia CJSC	Armenia	90%
CCHBC Bulgaria AD	Bulgaria	99.4%
Coca-Cola HBC Switzerland Ltd(2)	Switzerland	99.9%
Coca-Cola Bottlers Iasi Srl.	Romania	99.2%
Deepwaters Investments Ltd	Cyprus	50%
Multon Z.A.O. Group(1)(7)	Russia	50%
Valser Services AG(3)	Switzerland	99.9%
Wholly-owned subsidiaries
3E (Cyprus) Limited	Cyprus	100%
AS Coca-Cola HBC Eesti	Estonia	100%
Bankya Mineral Waters Bottling Company EOOD	Bulgaria	100%
CC Beverages Holdings II B.V.	The Netherlands	100%
CCB Management Services GmbH	Austria	100%
CCHBC Insurance (Guernsey) Limited	Guernsey	100%
CCHBC IT Services Limited	Bulgaria	100%
Coca-Cola Beverages Austria GmbH	Austria	100%
Coca-Cola Beverages Belorussiya	Belarus	100%
Coca-Cola Beverages Ceska republika, s.r.o.	Czech Republic	100%
Coca-Cola HBC Hrvatska d.o.o.	Croatia	100%
Coca-Cola HBC Slovenija d.o.o.	Slovenia	100%
Coca-Cola HBC Slovenská republika, s.r.o.	Slovakia	100%

Subsidiary	Country of incorporation	% ownership as at 31 December 2012
Coca-Cola Beverages Ukraine Ltd	Ukraine	100%
Coca-Cola Bottlers Chisinau S.R.L.	Moldova	100%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100%
Coca-Cola HBC B-H d.o.o. Sarajevo	Bosnia and Herzegovina	100%
Coca-Cola HBC Finance B.V.	The Netherlands	100%
Coca-Cola HBC Finance plc	England and Wales	100%
Coca-Cola HBC Greece S.A.I.C(11)	Greece	100%
Coca-Cola HBC—Srbija d.o.o.(9)	Serbia	100%
Coca-Cola HBC Hungary Ltd.	Hungary	100%
Coca-Cola HBC Ireland Limited(6)	Republic of Ireland	100%
Coca-Cola HBC Italia S.r.l.(5)	Italy	100%
Coca-Cola HBC Kosovo L.L.C.	Kosovo	100%
Coca-Cola HBC Northern Ireland Limited	Northern Ireland	100%
Coca-Cola HBC Polska sp. z o.o.	Poland	100%
Coca-Cola HBC Romania Ltd	Romania	100%
Coca-Cola Hellenic Bottling Company—Crna Gora d.o.o., Podgorica(9)	Montenegro	100%
Coca-Cola Hellenic Business Service Organisation(3)	Bulgaria	100%
Coca-Cola Hellenic Procurement GmbH	Austria	100%
Lanitis Bros Ltd	Cyprus	100%
LLC Coca-Cola HBC Eurasia	Russia	100%
MTV West Kishinev Bottling Company S.A.	Moldova	100%
Nigerian Bottling Company plc(10)	Nigeria	100%
Panpak Limited(8)	Republic of Ireland	100%
SIA Coca-Cola HBC Latvia	Latvia	100%
Star Bottling Limited	Cyprus	100%
Star Bottling Services Corp	British Virgin Islands	100%
Tsakiris S.A.	Greece	100%
UAB Coca-Cola HBC Lietuva	Lithuania	100%
Yoppi Hungary Kft	Hungary	100%

(1)
Joint arrangements.

(2)
During 2010, Coca-Cola Beverages A.G. was renamed Coca-Cola HBC Switzerland Ltd.

(3)
Incorporated during 2011.

(4)
The BrewTech B.V. Group of companies is engaged in the bottling and distribution of drinks and beer in the Former Yugoslav Republic of Macedonia. Prior to April 2012, the BrewTech B.V. Group formed part of the Brewinvest S.A. Group.

(5)
On 1 January 2010, Socib S.p.A. was merged into Coca-Cola Italia S.r.l.

(6)
During 2009, John Daly and Company Limited was renamed Coca-Cola HBC Ireland Limited.

(7)
On 20 April 2011, the CCH Group, along with TCCC, acquired through Multon Z.A.O., MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE, a fruit juice and nectar producer in Belarus.

(8)
Dissolved, effective 7 March 2012.

(9)
On 25 June 2010, the CCH Group initiated a tender offer to purchase all of remaining shares of the non-controlling interest in Coca-Cola HBC—Srbija A.D., Zemun ("CCH Serbia"). The tender offer was completed on 2 August 2010 and resulted in the CCH Group increasing its stake in CCH Serbia to 91.2% as at 31 December 2010. In 2011, the CCH Group acquired all of the remaining interests in the subsidiary (see further Note 28 to the audited consolidated financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group").

(10)
On 8 June 2011, the board of directors of the CCH Group's subsidiary Nigerian Bottling Company plc ("NBC") resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the board of directors and general assembly of NBC on 8 June 2011 and 22 July 2011, respectively, and resulted in the CCH Group acquiring all of the remaining 33.6% of the voting shares of NBC bringing the CCH Group's interest in the subsidiary to 100%. The transaction was completed in September 2011 (see further Note 28 to the audited consolidated financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group").

(11)
With effect from 1 August 2012, Elxym S.A. was renamed "Coca-Cola HBC Greece S.A.I.C". On 25 June 2012, CCH's annual general meeting of shareholders approved the transfer of CCH's operating assets and liabilities to Coca-Cola HBC Greece S.A.I.C, in accordance with Greek Law 2166/1993. In connection therewith, the transformation balance sheet of 31 March 2012, the respective audit report and the draft deed relating to the transaction were approved and the necessary authorisations for its execution and submission to the competent authorities were granted.

4.     Ordinary Share capital of the Company

4.1
As at incorporation on 19 September 2012, the Company had a share capital of CHF 100,000 divided into 1,000,000 fully paid-up ordinary shares (the "Initial Shares") with a par value of CHF 0.10, which were issued for an issue price of CHF 0.10 each. On 28 December 2012, the Company received an additional equity contribution of €1.5 million from Kar-Tess Holding, its incorporator and sole shareholder. The Initial Shares are in registered form (Namenaktien). At settlement, these Initial Shares will be consolidated into, and form a single series with, the Ordinary Shares. The final par value of the Ordinary Shares is to be determined immediately prior to settlement of the Share Exchange Offer (so that, for example, if the Ordinary Shares are determined to have a final par value of CHF 5; the Initial Shares will be consolidated into 20,000 Ordinary Shares), which in turn, will form part of the Ordinary Shares to be admitted to the premium segment of the Official List and to trading on the main market of the London Stock Exchange.

  Kar-Tess Holding may make additional equity contributions in connection with expenses related to the Share Exchange Offer prior to completion. Promptly after completion of the Share Exchange Offer, Kar-Tess Holding intends to transfer the Initial Shares to the Company in return for a payment equal to the par value of such Ordinary Shares (plus the amount of the additional equity contributions it has or will have made) in order to eliminate any corresponding dilution of the tendering holders of Existing Securities. Payment will be made by the Company to Kar-Tess Holding in accordance with Swiss law, after shareholder approval of the Company's unconsolidated interim financial statements prepared for the purpose of the extraordinary general meeting of Ordinary Shareholders in 2013, following settlement of the Share Exchange Offer.

  As at the date of this Prospectus, the Company has not issued any preference shares or benefit certificates (Genussscheine).

4.2
As at the date of this Prospectus, the Company has the following authorised and conditional share capital:

(a)
Authorised share capital for acquisition purposes up to a maximum amount of CHF 16,700 permitting the issue of up to 167,000 new fully paid-up registered shares with a nominal value of CHF 0.10 each, valid until 30 June 2014 on a non pre-emptive basis. This authorised share capital may be used for the purpose of: (i) acquiring shares in CCH in exchange for Ordinary Shares in the Company; or (ii) financing or re-financing any acquisition for cash of shares in CCH howsoever structured, including pursuant to any Greek Statutory Squeeze-out and Greek Statutory Sell-out, or on-exchange or off-exchange purchases and the subscription rights of the shareholders are therefore excluded.

(b)
Conditional share capital up to a maximum amount of CHF 33,300 permitting the issue of up to 333,000 fully paid-up registered shares with a par value of CHF 0.10 each on a non pre-emptive basis. This authorised conditional share capital may be used for the issue of shares pursuant to employee options (including options issued to members of the Board of Directors, members of the management, employees or advisers of the Company, its subsidiaries and other affiliated companies), and the advance subscription rights of the shareholders relating to such options are therefore excluded. The Board of Directors has broad authority to specify the terms and conditions of the employee options.

4.3
The share capital of the Company as at the date of the Prospectus is as follows:

Share capital	Number of Ordinary Shares(1)	Amount
Issued and fully paid share capital	1,000,000	CHF 100,000
Authorised share capital for acquisition purposes	Up to 167,000	Up to CHF 16,700
Authorised (but unissued) conditional share capital	Up to 333,000	Up to CHF 33,300

  (1)
  With a par value of CHF 0.10 each, fully paid-up.

4.4
On 8 October 2012, the shareholders' meeting of the Company resolved with a view of the settlement of the Share Exchange Offer: (i) an ordinary capital increase (ordentliche Kapitalerhöhung) by which, subject to its implementation within three months, the existing ordinary share capital of the Company be increased in an amount of up to CHF 1,832,767,535 from CHF 100,000 to up to CHF 1,832,867,535, as well as; (ii) a consolidation of the Initial Shares in the proportion of 50:1 into

  20,000 new Ordinary Shares conditional upon the application for registration of such ordinary share capital increase. As at the date of this Prospectus, this shareholders' resolution has not been implemented and is expected to expire without implementation prior to Admission.

4.5
At the settlement of the Share Exchange Offer, it is expected that the sole shareholder of the Company will resolve on an ordinary capital increase, and that the Board of Directors of the Company will implement such ordinary capital increase (and register such capital increase with the commercial register) on settlement. The final amount and the final terms of the capital increase to be implemented in order to effect the Share Exchange Offer will be based, among other parameters, on the actual amount of Existing Securities tendered in the Share Exchange Offer in exchange for Ordinary Shares and the value attributed to the Existing Securities (including Existing Shares represented by Existing ADSs) at settlement, which is expected to be set at the closing price on the Athens Exchange on the day before the implementation of the capital increase or the day before the end of the Acceptance Period of the Share Exchange Offer, as determined by the Board of Directors or the Company's sole shareholder, Kar-Tess Holding. On the basis of this value of the Existing Shares, the Board of Directors will fix the issue price of the newly issued Ordinary Shares. The final par value of the Ordinary Shares (referred to as the "final par value") will be determined immediately prior to settlement of the Share Exchange Offer and will not exceed 30% of the issue price of the Ordinary Shares. It is currently anticipated that the final par value will be CHF 5 per Ordinary Share. As at Admission, all issued Ordinary Shares are expected to be fully paid-up. As a result, the shareholders' resolution is contemplated to be made on the following terms:

(a)
up to 366,553,507 Ordinary Shares (which would be the maximum number of Ordinary Shares required to be issued if the Company acquires 100% of the Existing Shares for Ordinary Shares pursuant to the Share Exchange Offer based on the number of Existing Shares currently issued) shall be issued in registered form (Namenaktien) with the final par value to be determined immediately prior to settlement of the Share Exchange Offer (such final par value currently being anticipated to be CHF 5 per Ordinary Share);

(b)
the nominal value by which the share capital is to be increased, and the amounts of contributions to be made thereon, shall be a maximum amount corresponding to the product of: (A) the final par value; and (B) the number of Ordinary Shares to be issued (if the Company acquires 100% of the Existing Shares for Ordinary Shares pursuant to the Share Exchange Offer and if the final par value corresponds to CHF 5, then the nominal value by which the share capital is to be increased, and the amounts of contributions to be made thereon, shall be increased by up to CHF 1,832,767,535 and shall be equal to up to CHF 1,832,867,535);

(c)
the issue price of the newly issued Ordinary Shares shall be determined by the Board of Directors (or set by Kar-Tess Holding as the sole shareholder), which is contemplated to be set at the closing price on the Athens Exchange on the day before the implementation of the capital increase or the day before the end of the Acceptance Period of the Share Exchange Offer;

(d)
the newly issued Ordinary Shares shall not have any preferential rights;

(e)
the holders of the newly issued Ordinary Shares shall be entitled to dividends on and from the date of registration of the capital increase in the commercial register;

(f)
the contribution shall be a contribution in-kind by the Share Exchange Agent acting in its own name, but for the account of the Existing Shareholders who have validly tendered their Existing Shares of up to 366,553,507 shares with a nominal value of €1.01, each in exchange for Ordinary Shares amounting to an aggregate of up to 366,553,507 Ordinary Shares;

(g)
no special benefits shall be granted to any holder of Ordinary Shares in connection with the capital increase;

(h)
the newly issued Ordinary Shares shall be subject to the restrictions on registration pursuant to the Articles; and

(i)
the subscription rights (meaning the pre-emptive right of the Company's sole shareholder, Kar-Tess Holding, to the proportion of the newly issued Ordinary Shares corresponding to such shareholder's existing participation) in respect of the newly issued Ordinary Shares are neither restricted nor excluded. However, the sole shareholder, Kar-Tess Holding, has declared that it will fully waive its subscription rights in respect of its Initial Shares in order to have them attributed to the Existing Securityholders who tender their Existing Securities in the Share Exchange Offer in exchange for newly issued Ordinary Shares, or, as the case may be, to an exchange agent acting on such Existing Shareholder's behalf to ensure settlement of the Share Exchange Offer.

4.6
Immediately before the implementation of the Ordinary Share capital increase in order to effect the Share Exchange Offer, the shareholders' meeting of the Company is expected to amend the existing authorised and conditional ordinary share capitals as follows:

(a)
the authorised ordinary share capital for acquisition purposes shall: (i) be amended so as to correspond to an equivalent number of Existing Shares in not acquired for Ordinary Shares pursuant to the Share Exchange Offer; and (ii) be extended for a period of two years after the amendment permitting the issue of Ordinary Shares for the sole purpose set out in such authority on a non pre-emptive basis; and

(b)
the conditional capital shall be amended so as to correspond to 10% of the sum of: (A) the issued share capital; and (B) the authorised capital for acquisition purposes each following settlement of the Share Exchange Offer.

4.7
As a consequence, upon Admission, the capital structure of the Company will be as follows:

Share capital assuming the Company acquires Existing Securities representing the entire issued share capital of CCH(1)(2)	Number of Ordinary Shares	Amount (assuming a par value of CHF 5(4))
Issued and fully paid share capital	366,573,507	CHF 1,832,867,535
Authorised capital for acquisition purposes	none	none
Conditional capital	up to 36,657,351(3)	up to CHF 183,286,755(3)

Share capital assuming the Company acquires Existing Securities representing 90% of the total issued share capital of CCH(1)(2)	Number of Ordinary Shares	Amount (assuming a par value of CHF 5(4))
Issued and fully paid share capital	329,918,157	CHF 1,649,590,785
Authorised capital for acquisition purposes	up to 36,655,350(3)	up to CHF 183,276,750(3)
Conditional capital	up to 36,657,351(3)	up to CHF 183,286,755(3)

  (1)
  In exchange for Ordinary Shares pursuant to the Share Exchange Offer.

  (2)
  Calculated including 3,430,135 Existing Shares held in treasury as at 31 December 2012.

  (3)
  In addition to the issued share capital.

  (4)
  Final par value may be different, please refer to paragraph 4.5 of this Part XIII: "Additional Information" above.

4.8
Save as disclosed in this paragraph 4 and paragraphs 13 and 14 of this Part XIII: "Additional Information":

(a)
there has been no change in the amount of the issued share capital of the Company within three years of the date of this Prospectus; and

(b)
no share capital of the Company or any other member of the CCH Group is under option or is, or will, immediately following Admission, be agreed, conditionally or unconditionally, to be put under option.

4.9
As at the date of ths Prospectus, the Company has no convertible securities, exchangeable securities or securities with warrants in issue. For further information on the Company's proposed stock option plan, see paragraph 14 of this Part XIII: "Additional Information".

5.     Objects of the Company

The purpose of the Company is to serve as a holding company. According to its Articles, it may acquire, hold, administer and sell direct and indirect participations in business of all kind, in particular in the areas of production, trading and packaging of beverages and foods. For more information, please refer to paragraph 6 of this Part XIII: "Additional Information" below.

6.     Summary of the Articles of Association of the Company

The following description is a summary of the Company's Articles (as in force at the date of this Prospectus) and, where relevant, the Company's Organisational Regulations (adopted conditional upon settlement of the Share Exchange Offer). Upon Admission, the Company's articles of association, which are proposed to be adopted upon settlement of the Share Exchange Offer, will be the same as the Articles in all material respects, save for the changes relating to the share capital taking place upon settlement in order to effect the Share Exchange Offer, as described in paragraph 4 of this Part XIII: "Additional Information" above. The following description should be read in conjunction with paragraph 8: "Description of certain provisions of the Swiss Code of Obligations" below as well as the Articles, the Organisational Regulations, and the relevant provisions of Swiss law, and should not be considered legal advice regarding these matters. The Company's Articles in German, together with an English translation and the Organisational Regulations in English, are available for inspection as described in paragraph 23—"Documents available for inspection" below.

6.1
Purpose and objects of the Company, duration

  According to article 1 of the Articles, the purpose of the Company is the acquisition, holding, administration and sale of direct and indirect participations in national and international businesses of all kinds, in particular in the areas of production, trading and packaging of beverages and foods. The Company may establish branch offices and subsidiaries on the national and international level as well as acquire, hold, and sell real estate. The Company may also engage in any commercial, financial or other activities which are related to the purpose of the Company. In particular, the Company may provide loans, guarantees and other kinds of financing and security for group companies and borrow and invest money in the capital markets.

  Upon Admission, the Organisational Regulations will further specify in article 2.1 that the Company is the holding company of an international group of companies active in particular in the business of production, trading and packaging of beverages and foods. The Company fulfils strategic, financial and management functions not only for itself, but also with respect to its subsidiaries. In view of this group-wide function, the board members and the corporate bodies of the Company also have to resolve on matters that pertain to both the Company and its subsidiaries. Notwithstanding this, the legal independence of all subsidiaries and the provisions of applicable local laws, rules and regulations relating to them must be observed to the extent legally required.

  The duration of the Company is unlimited.

6.2
Organisation

  General meeting

  The general meeting of shareholders is the supreme body of the Company. It has the following exclusive and non-transferable competences:

  1.
  Amendments to the Articles;

  2.
  Approval of the annual report and of the consolidated accounts;

  3.
  Approval of the Company's stand-alone annual financial statement as well as resolutions on the allocation of the balance sheet profits, in particular the determination of dividends;

  4.
  Discharge of the members of the Board of Directors and of the executive board;

  5.
  Election of the members of the Board of Directors and the auditors; and

  6.
  Resolutions on all other matters which, under the Articles or according to the law, are in the exclusive competence of the general meeting or which have been submitted to the meeting for its decision by the Board of Directors.

  An ordinary general meeting is to be held annually within six months following the close of the financial year. An extraordinary general meeting may be called as often as necessary. The Board of Directors determines the time and location of the general meeting, which can be held outside of Switzerland. General meetings are conducted in English, unless otherwise determined by the Board of Directors.

  General meetings shall be convened by the Board of Directors and, if necessary, by the auditors. Notice of a general meeting shall be given by means of a single publication in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) at least 20 days prior to the meeting and must indicate the day, time and place of the meeting, the agenda, the proposals by the Board of Directors and the proposals of shareholders which have duly requested either a meeting or that an item be put on the agenda as described below.

  One or more shareholders whose combined shareholdings represent at least 5% of the Company's share capital registered in the commercial register may request that a general meeting be convened. Such request must be communicated to the Board of Directors in writing and specify the purpose of the meeting, the agenda and the corresponding motions to be submitted.

  The Board of Directors, or any other persons lawfully convening the general meeting, shall announce the items on the agenda. One or more shareholders whose combined shareholdings represent an aggregated par value of at least CHF 1,000,000 or at least 5% of the Company's share capital registered in the commercial register may request that an item be put on the agenda. Such request must be communicated to the Board of Directors in writing at least 45 days prior to the general meeting and specify the item on the agenda and the corresponding motion.

  In a general meeting, each share is entitled to one vote, provided that its holder or usufructuary has been duly registered in the share register with voting rights in accordance with article 7 of the Articles until a specific qualifying day (record date) designated by the Board of Directors. In the absence of such designation, the record date shall be 10 days prior to the general meeting. The Board of Directors may, in the notice of a general meeting or in general regulations or directives, specify or supplement the rules described in this paragraph. By means of a written proxy, each shareholder may have his shares represented in a general meeting by a third person who need not be a shareholder. A shareholder recorded in the share register as a nominee may, however, have his shares represented only by the beneficial owner of such shares disclosing to the Company his name, address and shareholding or by another person disclosing to the Company the same information relating to the beneficial owners of such shares. In the case of resolutions concerning the discharge of the members of the Board of Directors and of the executive board, the voting rights of persons who have participated in any manner in the management of the Company shall be suspended. There are further restrictions on registration with voting rights and restrictions on voting in place, applying to an aggregated interest in shares of 30% and relating to the voluntary adoption of certain takeover rules under the City Code, as further described in this paragraph 6 below.

  The general meeting may pass resolutions without regard to the number of shareholders present at the meeting or shares represented by proxy. Unless mandatory statutory provisions or the Articles provide otherwise, the general meeting passes its resolutions and performs elections with the absolute majority of the votes validly cast. In addition to the statutory provisions (see paragraph 8 of Part XIII: "Additional Information" below), resolutions concerning the following items shall be passed by a majority of at least two-thirds of the voting rights represented and an absolute majority of the nominal value of shares represented at the relevant general meeting:

  1.
  Amendments to the Articles;

  2.
  Capital increases and decreases;

  3.
  The merger (either by absorption or combination) of the Company with or into another unaffiliated company or another business combination having substantially similar economic effect, provided that the enterprise value of such other company exceeds 25% of the Company's enterprise value; and

  4.
  Any change to the supermajority requirements above.

  A resolution concerning the exclusion or limitation of subscription rights, advance subscription rights or pre-emptive rights relating to the resale of treasury shares must be passed by a majority of 75% of the voting rights represented and an absolute majority of the nominal value of shares represented at the relevant general meeting. Any change to this supermajority requirement is subject to the same majority requirement as the above.

  A resolution concerning the dissolution by liquidation of the Company must be passed by a majority of 80% of the voting rights outstanding and exercisable in accordance with the law and the Articles and an absolute majority of the nominal value of shares represented at the relevant general meeting. Any change to this supermajority requirement is subject to the same majority requirement as the above.

  The chairman of the meeting decides on the voting procedure applicable at the meeting. In particular, a vote may be conducted by electronic or written ballot or by a show of hands. In the case of written ballots, the chairman of the meeting may rule that only the ballots of those shareholders shall be collected who chose to abstain or to cast a negative vote, and that all other shares represented at the general meeting at the time of the vote shall be counted in favour, in order to expedite the counting of the votes.

  General meetings are presided over by the chairman of the Board of Directors or, in his absence, by the vice chairman or by another person selected as chairman for the meeting by the general meeting. The chairman of the meeting appoints a secretary for the minutes and the scrutineers who will be charged with counting the votes cast in any election. The Board of Directors is responsible for recording the minutes of the general meeting, which are to be signed by the chairman and the secretary of the meeting.

  Board of Directors

  According to the Articles, the Board of Directors consists of a minimum of seven and a maximum of 15 members and the Directors are elected for a term of one year by the Company's shareholders annually. The Organisational Regulations provide that the Board of Directors proposes for election by the general meeting such persons who have been recommended by the Nomination Committee after consultation with the Chairman. In making such recommendations, the Nomination Committee and the Board of Directors must have regard to requirements applicable and criteria to be satisfied by the members of Board committees. In addition, so long as the Company is listed on the premium listing segment of the Official List, the Board of Directors shall include such number of independent Non-Executive Directors as is required to comply with the UK Corporate Governance Code and the Listing Rules. The independence of Directors shall be determined by the Board of Directors, having regard to all applicable requirements, including the independence standards of the UK Corporate Governance Code.

  Members of the Board of Directors whose terms of office have expired are eligible for re-election. The Organisational Regulations stipulate that in case of death or resignation of any member(s) of the Board of Directors, the Board of Directors may elect a permanent guest, who the Board of Directors will propose for election by the shareholders at the next general meeting.

  The internal organisation of the Board of Directors is determined by the Board itself. It elects from among its members a chairman and a vice chairman, and it appoints a secretary, who does not need to be a member of the Board of Directors. Subject to applicable law and the Articles, the Board of Directors may further regulate and determine its organisation, in particular in the Organisational Regulations, which are expected to be in force at the time of settlement of the Share Exchange Offer. For a description of the current Board of Directors and its committees constituted in accordance with the Organisational Regulations (including the Audit Committee, the Nomination Committee, the Remuneration Committee and the Social Responsibility Committee), see Part III: "Directors, Proposed Directors, Management, Corporate Governance and Major Shareholders of the Company" above.

  The Board of Directors, acting collectively, has the ultimate responsibility for running the Company and the supervision and control of its executive management. The Board of Directors may take decisions on all matters which are not expressly reserved to the shareholders or to another corporate body by law or by the Articles.

  The Board of Directors has the following non-delegable and irrevocable duties:

  1.
  To ultimately direct the Company, approve its strategy and issue the necessary regulations and directives, including the organisational regulations;

  2.
  To determine the organisation;

  3.
  To perform a risk assessment and organise the internal control system;

  4.
  To organise the accounting, the financial control and the financial planning;

  5.
  To appoint and remove the persons entrusted with management and representation of the Company;

  6.
  To ultimately supervise the persons entrusted with management, in particular with respect to compliance with the law and the Articles, regulations and directives;

  7.
  To prepare the business report as well as the general meeting and to implement the resolutions of the general meeting;

  8.
  To pass resolutions regarding the subsequent payment of capital with respect to non-fully paid-in shares;

  9.
  To pass resolutions regarding the increase of the share capital to the extent that such power is vested in the Board of Directors (article 651 paragraph 4 of the Swiss Code of Obligations), resolutions confirming increases in share capital and regarding the amendments to the Articles entailed thereby;

  10.
  To examine the professional qualifications of the auditors and specially qualified auditors in the cases in which the law requires the use of such auditors;

  11.
  To notify the court in case of overindebtedness (Überschuldung); and

  12.
  To perform all further duties conferred to the Board of Directors by mandatory law.

  To the extent a duty is capable of being delegated, the Board of Directors may delegate duties or powers wholly or in part to individual members of the Board of Directors, to committees of the Board of Directors or to third persons in accordance with the Organisational Regulations which are expected to be in force at the time of settlement of the Share Exchange Offer. According to the Organisational Regulations, the Board of Directors delegates the management of the business to the CCH Group's Operating Committee and to the CCH Group's executives, being the CEO, the other members of the Operating Committee, other direct reports of the CEO, and the country general managers. The Operating Committee is led by the CEO and will include from Admission, such members of the Operating Committee as described in Part III: "Directors, Proposed Directors, Management, Corporate Governance and Major Shareholders of the Company". The Board of Directors appoints the CEO among its members upon proposal of the chairman and the Nomination Committee for an indeterminate term of office and it approves the other members of the Operating Committee upon proposal by the CEO.

  Under the leadership of the CEO, the Operating Committee has executive management responsibility for the CCH Group and its business and all management matters not reserved to another person or body to the extent not further delegated to other officers. The Operating Committee assumes overall responsibility for the development of the group's strategies and the implementation of approved strategies, prepares proposals for approval by the Board of Directors and supports the Board in its decision-making process.

  The CEO is the highest executive officer of the Company and has responsibility and accountability for the management and performance of the group. Notwithstanding anything to the contrary, his term will automatically end upon termination of his membership on the Board of Directors.

  The Organisational Regulations further set out the organisation of Board meetings. According to the Organisational Regulations, a presence quorum of the majority of the Board members, in person, by telephone or similar communications equipment is required, and Board resolutions are adopted upon the absolute majority of the votes cast. In the event of a tie, the chairman of the meeting has, in addition to his vote, the deciding vote. The quorum requirements do not apply to certain resolutions in connection with the implementation of a capital increase. The following matters require a presence quorum of eight board members and the approval by the votes of two-thirds of the board members present or represented at the relevant meeting, which is also required under the Articles:

  (i)
  to engage in any business other than the bottling of beverages;

  (ii)
  to incur any indebtedness, including in the form of guarantees, or approve capital expenditures in excess of €30,000,000;

  (iii)
  to enter into any arrangements providing for payments or other consideration in excess of €30,000,000;

  (iv)
  to sell, lease, exchange, transfer or otherwise dispose of all or substantially all of the group's assets or sell the majority of the value of the group's assets, if not in the ordinary course of business, unless such sale is in connection with a sale-leaseback transfer;

  (v)
  to appoint or dismiss the CEO;

  (vi)
  to approve the CCH Group's annual budget and annual business plan;

  (vii)
  to approve any recommendation to the shareholders to change the size of the Board of Directors;

  (viii)
  to approve any change in the size and composition of the Nomination Committee; and

  (ix)
  to amend the section of the Organisational Regulations relating to the above matters.

  The Organisational Regulations further provide that the Board meets as often as the business requires, at least four times a year. Board meetings can be held at the Company's place of incorporation or at such other place as the Chairman may determine from time to time. At least 75% of all regular Board meetings are to be held in Switzerland.

  In urgent cases or if the presence quorum has not been reached at a Board meeting, the Board of Directors may also pass resolutions in writing (which are referred to as "circular resolutions"). Circular resolutions require that more than two-thirds of all Board members cast a vote or give written notice that they abstain, the applicable majority is reached, and no Board member requests a Board meeting within three business days.

  The members of the Board of Directors are entitled to reimbursement of all expenses incurred in the interests of the Company as well as a remuneration for their services, as determined by the Board of Directors. Under the charter for the Board Committees, certain remuneration items are subject to approval or recommendation by the Remuneration Committee.

  Auditors

  The general meeting elects the auditors for a term of office of one year. It may also appoint special auditors and entrust them with examinations required under applicable law in connection with capital increases.

6.3
Rights pertaining to shares, pre-emptive rights, restrictions on voting and on registration in the share register

  The Articles do not provide for different classes of shares, only Ordinary Shares.

  In case of a capital increase, the Ordinary Shares are subject to pre-emptive rights (in the form of subscription rights and advance subscription rights) in accordance with statutory provisions (for more information, please refer to paragraph 8, sub-paragraph "Ordinary capital increase, authorised and conditional capital increase", of this Part XIII: "Additional Information" below). In addition, article 10 of the Articles of the Company grants proportionate pre-emptive rights to existing shareholders where the Company, either directly or through its subsidiaries, resells own shares (i.e., treasury shares) or options, futures or similar financial instruments in respect of own shares. These pre-emptive rights relating to a resale of own shares shall be excluded (or may be excluded by the Board of Directors) to the extent the Articles also exclude (or authorise the Board of Directors to exclude) subscription rights and advance subscription rights, respectively, in connection with an issuance of shares out of authorised or conditional capital or if own shares are used for employee participation plans. On Admission, the Articles only exclude subscription rights in relation to the acquisition of Existing Shares for up to two years after Admission and for employee options. See paragraphs 4.2 and 4.6 of this Part XIII "Additional Information" above. In addition, the general meeting may, by a majority of 75% of the voting rights represented, suspend such pre-emptive rights relating to a resale of own shares without giving reasons for up to one year.

  According to the Articles, and subject to the restrictions on voting rights described further below, each share is entitled to one vote at general meetings. In order to vote, holders or usufructuaries need to be duly registered in the share register with voting rights until a record date.

  The Articles provide that upon application with the Company, acquirers of registered shares will be recorded in the share register as shareholders with voting rights, provided that they explicitly declare to be the beneficial owner of these shares, i.e. to have acquired and to hold these shares in their own name and for their own account. Otherwise, acquirers of registered shares applying for registration shall be recorded as shareholder without voting rights.

  Nevertheless, the Board of Directors may record any nominee as shareholder with voting rights if and to the extent in the application for registration or thereafter upon request by the Company such nominee discloses to the Company the name, address and shareholding of all such beneficial owners to whom the nominee's shares to be recorded in the share register with voting rights are attributable.

  The Board of Directors shall enter into a contractual agreement with such nominee which, inter alia, further specifies the disclosure of beneficial owners and contains rules on the representation of shareholders and the voting rights, and it may withhold registration with voting rights until the nominee has entered into such agreement. Nominees within the meaning of this provision are persons or entities who do not expressly declare in the application form to hold the shares for their own account.

  In addition, the Articles contain restrictions on registration in the share register with voting rights and restrictions on voting applying to an aggregated interest in shares of 30% or more and relating to certain takeover rules under the City Code, as further described in paragraph 7 below. Furthermore, a shareholder recorded in the share register as a nominee shall exercise voting rights for no more than 2% of the number of shares recorded in the commercial register except if and to the extent such nominee votes upon and in accordance with instructions by the beneficial owners of the respective shares and discloses to the Company the name, address and shareholding of such beneficial owners.

  The restrictions on registration with voting rights also apply to shares acquired by the exercise of pre-emptive, option or conversion rights.

  Recordings in the share register of the Company are effected based on forms and declarations which are accepted by the Company for such purpose and which an applicant is required to comply with completely and truthfully. If the particulars given in an application for registration change, the shareholder of record has to immediately inform the Company of the change.

  After having given to the registered shareholder or nominee the opportunity to be heard, the Board of Directors may cancel a registration as a shareholder, with retroactive effect as at the date of registration, if the registration was effected based on false information. The respective shareholder or nominee shall be informed forthwith of the cancellation of the registration.

6.4
No printing of shares, share transfer

  According to the Articles, the Ordinary Shares shall be issued in uncertificated form. The Company may cause such Ordinary Shares to be entered into a main register of a custodian as an underlying security for book entry securities (in the sense of the Swiss Book Entry Securities Act). Shareholders are not entitled to the printing or delivery of share certificates. The Company, however, may, in its sole discretion, print and deliver certificates (individual share certificates, certificates representing multiple shares or global share certificates) at any time. In addition, a shareholder may request the Company to issue a written confirmation in respect of his or her shares at any time, provided the shareholder is registered in the share register.

  A disposition of uncertificated shares (including a transfer of title or the creation of an usufruct or a pledge) is to be effected by way of a written declaration of assignment and requires, as a condition for validity, notice to be given to the Company, for which the Company may prescribe the use of forms (and shareholders should inquire with the Company's share registrar in order to obtain such forms). In contrast, a disposition of shares which exist in the form of book-entry securities shall solely be effected by entries in securities accounts in accordance with applicable law; a disposition of such shares by way of assignment without corresponding entry in a securities account is excluded. A "disposition" includes transfer of title, the creation of an usufruct or a pledge and the like.

  In addition, art. 685f of the Swiss Code of Obligations requires that off-exchange acquisitions are only effective if the acquirer applies for registration in the share register. The Articles, however, provide that an acquisition of shares in the form of book-entry securities by entry in a securities account shall be deemed an on-exchange acquisition for such purposes. In any case, in relation to the Company, only persons registered in the share register may be accepted as shareholders.

  The Company intends to have all of its Ordinary Shares registered on a main register with SIX SIS in order to issue them in book-entry form; it is currently not intended to issue shares in uncertificated form (other than as a basis for book-entry securities) or in certificated form. See further Part XI "Manner of Holding Ordinary Shares".

6.5
Notices, jurisdiction

  The Articles require the Company to publish notices, including notice of shareholders' meetings, to its shareholders in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt). To the extent the Company communicates to its shareholders by mail, such communications shall be sent by ordinary mail to the recipient and address recorded in the share register or in such other form as the Board of Directors deems fit.

  According to the Company's Articles, the exclusive place of jurisdiction for any disputes arising from or in connection with the corporate relationship in the Company shall be at the registered office of the Company.

6.6
Provisions relating to takeovers being more stringent than applicable default rules

  The Articles contain the following takeover related provisions:

  (a)
  The Board of Directors is under the following obligation: Subject to applicable law and regulations and to the Board of Directors being satisfied that the application of the relevant provision in the Articles is, in any particular case, in the best interests of the Company, the Board of Directors is required to use its reasonable endeavours within its powers conferred by law and the Articles:

  (i)
  to apply and to have the Company abide by the general principles of the City Code mutatis mutandis as though the Company were subject to the City Code;

  (ii)
  if any circumstances arise under which (had the Company been subject to the City Code) the Company would be an offeree company or otherwise subject to an offer, or under which the Board of Directors would have reason to believe that a bona fide offer might be imminent, to comply with and to procure that the Company complies with the provisions of the City Code applicable to an offeree company and the Board of Directors of an offeree company mutatis mutandis as though the Company were subject to the City Code; and

  (iii)
  in the event that (and for so long as) the Board of Directors recommends to shareholders of the Company or any class thereof any offer made for the shares of the Company from time to time, to obtain the undertaking of the offeror(s) to comply with the provisions of the City Code in the conduct and execution of the relevant offer(s) mutatis mutandis as though the Company were subject to the City Code.

    The Board of Directors has full authority and discretion to determine the application of all provisions in the Articles relating to the City Code. Such authority and discretion encompasses the interpretation of the City Code (including its applicability) and of the Articles, the establishment of facts and all discretion vested in the Panel, including the determination of conditions and consents, the consideration to be offered and any restrictions on the registration of shares with voting rights and exercise of voting rights. Any affected shareholder may give notice to the Board of Directors to challenge its determination within three business days. In the event that the Board of Directors receives such a notice, it shall refer the matter for determination as soon as practicable to an independent expert who will make a determination as soon as practicable following such referral. The Company and the challenging shareholder are entitled to make submissions to the independent expert and shall provide the independent expert with such assistance and documents as the independent expert reasonably requires for the purpose of reaching a determination, subject to confidentiality undertakings given by the independent expert. The determination of the independent expert shall be conclusive and (to the extent capable of being so in accordance with applicable law) binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise; it shall also decide on the bearing of his costs depending on the success on the merits.

  (b)
  If any circumstances shall arise under which (had the Company been subject to the City Code) the Company would be an offeree company or otherwise subject to an offer, or under which the Board of Directors would have reason to believe that a bona fide offer might be imminent, the Board of Directors may not take any of the actions below without the approval of the shareholders), except to the extent: (a) the proposed action is performance of a contract entered into earlier or another pre-existing obligation; (b) a decision to take the proposed action has been taken before the beginning of the period referred to above which (i) has been partly or fully implemented before the beginning of that period, or (ii) has not been partly or fully implemented before the beginning of that period but is in the ordinary course of business; or (c) prohibited by Swiss law:

  (i)
  to approve any action which may result in any offer or bona fide possible offer being frustrated or in shareholders being denied the opportunity to decide on its merits; and

    (ii)
    to approve any action to (A) issue any shares or transfer or sell, or agree to transfer or sell, any shares out of treasury; (B) issue or grant options in respect of any unissued shares; (C) create or issue, or permit the creation or issue of, any securities carrying rights of conversion into or subscription for shares; (D) sell, dispose of or acquire, or agree to sell, dispose of or acquire, assets of a material amount; or (E) enter into contracts otherwise than in the ordinary course of business.

  (c)
  The Articles prohibit the registration of an acquirer as a shareholder with voting rights for 30% or more of the number of shares recorded in the commercial register (taken together with interest in shares held or acquired by the acquirer or persons acting in concert with the acquiror), except if:

  (i)
  the acquisition of shares is not the result of a "Prohibited Transaction" (as defined below); or

  (ii)
  the acquisition is the result of a "Permitted Transaction" (as defined below).

    This restriction is intended to apply to a nominee (i.e. a shareholder who does not declare that it holds the shares for its own account) to the extent the voting rights of such nominee are attributable to a beneficial owner who would, if such beneficial owner were a shareholder, be subject to such restriction.

  (d)
  No shareholder or person acting in concert with such shareholder, even if registered in the share register with voting rights, shall exercise in aggregate voting rights for 30% or more of the number of shares recorded in the commercial register (if such shareholder taken together with persons acting in concert with such shareholder is interested in 30% or more of the Company's shares), except if:

  (i)
  such shareholder has not entered into, effected or participated in, a Prohibited Transaction; or

  (ii)
  all and any Prohibited Transactions which such person entered into, effected or participated in, were (x) Permitted Transactions or (y) unwound or otherwise, in the view of the Board of Directors, reversed.

    If the Board of Directors has doubts as to whether the voting restriction according to paragraph (i) applies to a certain shareholder, it may require any shareholder to provide such information as the Board of Directors considers appropriate. As long as the Board of Directors has reason to believe that the restriction applies or if a shareholder refuses to provide the information the Board of Directors has requested, the Board of Directors may apply the restrictions in such manner as the Board of Directors considers appropriate until the Board of Directors is satisfied to the contrary.

    The foregoing restrictions on voting rights shall not apply to a person acting solely as a nominee, except to the extent the voting rights of a nominee are attributable to a beneficial owner who would, if such beneficial owner were a shareholder, be subject to the foregoing restrictions.

  (e)
  For purposes of the Articles referred to above, the following definitions and rules of interpretation apply pursuant to the Company's Articles:

  a.
  A "Permitted Transaction" means an acquisition of a share of the Company or any interest therein if:

  (i)
  the Board of Directors consents to the acquisition of such share or interest (even if, in the absence of such consent, the acquisition of such share or interest would be a Prohibited Acquisition);

  (ii)
  the acquisition of a share of the Company or any interest therein is made in circumstances in which the City Code, if it applied to the Company, would require an offer to be made as a consequence and such offer is made, and not subsequently withdrawn, in accordance with Rule 9 of the City Code (which requires mandatory offers to be made in certain circumstances), as if it so applied (with such amendments as the Board of Directors may consent to);

  (iii)
  the acquisition of such share or interest arises from repayment of a stock-borrowing arrangement (on arm's length commercial terms);

      (iv)
      as a consequence of the Company redeeming or purchasing its own shares, there is a resulting increase in the percentage of the voting rights which results in a Prohibited Transaction; or

      (v)
      any acquisition of such share or interest therein is settled at or before the point of time on which shares of the Company are admitted to trading on the London Stock Exchange.

    b.
    A "Prohibited Transaction" means an acquisition of a share of the Company or any interest therein if Rules 4, 5, 6, 8, 9 or 11 of the City Code would in whole or part apply to the acquisition of such share or interest if the Company were subject to the City Code and the acquisition of such share or interest would be made in breach of or otherwise would not comply with Rules 4, 5, 6, 8, 9 or 11 of the City Code or if and as long as an offer has not been made in full accordance with Rule 9 of the City Code (as though the Company were subject to the City Code).

    c.
    Any other terms used relating to provisions of the City Code shall be interpreted in accordance with the City Code, as interpreted by the Panel and pertinent case law. Any interpretation shall be made with the goal to give the City Code, as though it would apply to the Company, as much effect as possible.

6.7
Provisions relating to the disclosure of shareholder ownership being more stringent than applicable default rules

  The Articles provide that each shareholder or usufructuary who wishes to register in the share register needs to explicitly declare to be the beneficial owner of these shares, i.e. to have acquired and to hold these shares in their own name and for their own account. Otherwise, such shareholder or usufructuary will only be registered in the share register without voting rights.

  In addition, registration through nominees may be available under the Articles, as further described in paragraph 6.3: "Rights pertaining to shares, pre-emptive rights, restrictions on voting and on registration in the share register" above. To be eligible for nominee registration, nominees must disclose to the Company the name, address and shareholding of all such beneficial owners to whom the nominee's shares to be recorded in the share register with voting rights are attributable. There are similar disclosure obligations if a nominee is represented by a proxy or exercises voting rights for more than 2% of the number of shares recorded in the commercial register.

  Furthermore, the Board of Directors may require certain information in connection with the 30% voting restriction and otherwise apply the voting restriction as it considers appropriate, as further described in the foregoing paragraph 6.6.

6.8
Provisions governing changes in the rights of shareholders being more stringent than applicable default rules

  Changes in the rights of shareholders require the amendment of the Articles and are subject to several statutory requirements. The Articles (which are in this respect more restrictive than applicable statute) require a supermajority of at least two-thirds of the voting rights represented and an absolute majority of the nominal value of shares represented to amend the Articles.

6.9
Provisions governing changes in capital being more stringent than applicable default rules

  According to the Articles, a majority of at least two-thirds of the voting rights represented and an absolute majority of the nominal value of shares represented is required for capital increases and decreases. With regard to ordinary capital increases, this is more stringent than ordinarily stipulated by the Swiss Code of Obligations which does not require a supermajority.

7.     Takeover regulation and mandatory bids

Swiss takeover regulations and provisions regarding mandatory bids under the Swiss Stock Exchange Act do not apply to the Company. In addition, the City Code will not apply to the Company by operation of law.

However, in common with other overseas companies included in the FTSE UK Index Series, the Company's Articles incorporate certain takeover protections similar to those contained in the City Code, which are to be administered by the Board. These provisions will not provide the full protections afforded by the City Code and will only have effect during such times as the City Code does not apply to the Company.

In particular the Articles provide that the Company will use its reasonable endeavours to apply and abide by the general principles of the City Code, comply with the provisions of the City Code applicable to an offeree if the Company is subject to an offer or the Board would have reason to believe a bona fide offer might be imminent and, if the Board recommends an offer, obtain an undertaking from the offeror to comply with the City Code in relation to the conduct of that offer.

The Articles also include provisions that are to a certain extent similar in effect to Rule 9 of the City Code relating to mandatory offers, subject to certain adaptations and limitations. These provisions will apply for as long as the City Code does not apply to the Company. In particular, the Articles include specific provisions designed to prevent any person acquiring shares carrying 30% or more of the voting rights (taken together with interest in shares held or acquired by the acquirer or persons acting in concert with the acquirer) unless such acquisition would have been permitted under the City Code. If a shareholder does not comply with these provisions in the Articles, such shareholder will not be registered in the share register as a shareholder with voting rights exceeding 30%, and, to the extent already registered, the voting rights of his or her shares exceeding 30% of the voting rights will be suspended.

For so long as the Panel considers that the Company is not subject to the provisions of the City Code, the Panel will not assume responsibility for ensuring compliance with the City Code in relation to the Company. Instead, it will be a matter for the Board to determine exercising its discretion in light of prevailing circumstances and in a manner consistent with its obligations under Swiss law and any specific provisions included in the Articles. As required by the Swiss law, the Board will always exercise its powers in good faith and in a manner it believes to be in the best interests of the Company as a whole. The Articles provide that in exercising its powers under the Articles, the Board will comply with the principle that all Ordinary Shareholders that are in the same position shall be treated equally in respect of the rights attaching to their shares and otherwise in accordance with their duties under applicable law. The Board intends that the City Code should be observed and will exercise all discretion that the Panel would be permitted to exercise, if the City Code applied to the Company, in accordance with the practice of the Panel at the time that the discretion is so exercised so far as the Board considers it reasonably practicable and consistent with its obligations. The Company has no method of ensuring that a shareholder or other bidder that launches an offer for the Company will adhere to the principles set out in the City Code.

The City Code restricts target companies from taking frustrating action without shareholder approval when a takeover offer has been announced or is believed to be imminent, and specifies, by way of example, certain transactions that would require shareholder approval (such as the issuance of treasury shares or stock options, the sale of assets or the entry into contracts otherwise than in the ordinary course of business). The Company's Articles will restrict, except, to the extent such restrictions are prohibited by the Swiss law, the taking of frustrating action under the City Code without shareholder consent, which will mean that the Company will be unable to take certain measures in relation to an unsolicited takeover offer that would have otherwise been available to the Company.

Neither the validity of the provisions of the City Code, nor one of the specific provisions that the Company has incorporated into the Articles that are similar to certain provisions of the City Code, have been determined by any Swiss court, and there can be no assurance that any such provisions would be upheld or enforced by a Swiss court in any or all respects or, if upheld and enforced, that a Swiss court would construe these provisions in the same manner as an English court, or the Panel.

For more information, please refer to paragraph 6.6 of this Part XIII: "Additional Information" above.

Squeeze-out

Under Swiss law, the Swiss Merger Act provides a means for squeezing out minority shareholders in the context of a merger. Article 8 Section 2 of the Swiss Merger Act stipulates that merging companies can provide in the merger agreement that only cash or other compensation will be paid. Such compensation needs to be adequate and requires a supermajority of 90% of the shareholders, which is often interpreted as being 90% of all voting rights and of the share capital.

No squeeze-out mechanism pursuant to the Swiss Stock Exchange Act is available to an acquiror of the Company following a tender offer.

Sell-out

Swiss law does not provide for specific sell-out rights of minority shareholders which would entitle them to sell their shares to a bidder or majority shareholder.

8.     Description of certain provisions of the Swiss Code of Obligations

In addition to the Articles, the Swiss Code of Obligations sets out certain rights and obligations with regard to the Company, its Board of Directors and its Shareholders. The following aspects are a summary of some key provisions of the Swiss Code of Obligations as in force at the date of this Prospectus for the benefit of Existing Securityholders who are not familiar with Swiss law.

Shareholder Resolutions

Swiss law requires that resolutions regarding certain matters require the affirmative vote of a qualified majority of two-thirds of the voting rights represented and an absolute majority of the nominal value of shares represented. Pursuant to art. 704 of the Swiss Code of Obligations, such matters include:

1.
any amendment of the company's objects;

2.
the introduction of shares with preferential voting rights;

3.
any restriction on the transferability of registered shares;

4.
an authorised or contingent capital increase;

5.
a capital increase funded by equity capital, against contributions in kind or to fund acquisitions in kind and the granting of special privileges;

6.
any restriction or cancellation of the subscription rights;

7.
a relocation of the seat of the company; and

8.
the dissolution of the company.

Furthermore, other mandatory provisions of Swiss law require similar or higher supermajorities, such as in respect to mergers, demergers and transformations in accordance with the Swiss Merger Act. In addition, provisions of the articles of association which require larger majorities than those prescribed by law may themselves be introduced only with the proposed majority. Currently, the Articles contain certain additional supermajorities, as explained in paragraph 6 of this Part XIII: "Additional Information" above.

Powers of the Board of Directors

The Board of Directors of the Company is entrusted with the ultimate direction of the Company as well as with the supervision of the management of the Company. The Board of Directors represents the Company towards third parties and may deal with all matters which are not reserved for the shareholders or the auditors by law or by the Articles.

Pursuant to art. 716a of the Swiss Code of Obligations, the Board of Directors has, amongst others, the following non-delegable and inalienable duties:

1.
the overall management of the company and the issuing of all necessary directives;

2.
determination of the company's organisation;

3.
the organisation of the accounting, financial control and financial planning systems as required for management of the company;

4.
the appointment and dismissal of persons entrusted with managing and representing the company;

5.
overall supervision of the persons entrusted with managing the company, in particular with regard to compliance with the law, articles of association, operational regulations and directives;

6.
compilation of the management report, preparation for the general meeting and implementation of its resolutions; and

7.
notification of the court in the event that the company is over-indebted.

Rights pertaining to Ordinary Shares—General

The Articles provide that each share is entitled to one vote at general meetings. Swiss law stipulates that any rights relating to dividends, liquidation proceeds or other monetary claims will be calculated on the basis of the paid-in amounts on the nominal values of the shares; with regard to liquidation proceeds, however, the Articles provide that liquidation proceeds will be distributed according to the nominal value of shares and amounts not paid will be set off against the liquidation dividend. While these differences do not affect the rights under the share structure as currently implemented, it may affect them in case of any future changes in the share structure, e.g., if shares with a lower or higher nominal value are issued or if not fully paid shares are issued.

Dividends

Dividends may be paid only if there are sufficient profits as shown in the balance sheet or distributable reserves to allow the distribution of a dividend, both based on the audited and approved statutory financial statements. In case of holding companies, the general legal reserves (allgemeine gesetzliche Reserven), which include share premiums, are generally considered as distributable to the extent they exceed 20% of the share capital. The payment of interim dividends out of profits of the current business year which are not yet shown in an audited and approved balance sheet is not permitted. The Company is required to retain at least 5% of the annual net profits as general legal reserves for so long as these reserves amount to less than 20% of the paid-up nominal share capital (art. 671 of the Swiss Code of Obligations). Swiss law requires that the declaration of a dividend be approved by the general meeting of shareholders. In addition, the auditors must confirm that the dividend proposal of the Board of Directors conforms to statutory requirements and the articles of association (art. 728a of the Swiss Code of Obligations).

The Ordinary Shares created in connection with the Share Exchange Offer are entitled to dividends as from the date of registration of the capital increase with the commercial register.

Dividends are usually due and payable promptly after the shareholders' resolution relating to the allocation of profits has been passed by the shareholders' meeting, unless the general meeting of the shareholders resolves otherwise. Under Swiss law and the Company's Articles, the statute of limitations with respect to dividend payments is five years. Lapsed dividends will accrue to the Company.

Under currently applicable Swiss law, distributable profits and reserves are accounted in Swiss Francs. As a consequence, dividends are generally expected to be declared in Swiss Francs.

In addition, Swiss law allows the reduction of share capital, which may, among other things, involve a repayment of nominal values or share repurchases. Such reduction is subject to several conditions, which include, amongst others, that the shareholders resolve on such reduction, that an admitted audit expert certifies the Company's debts being covered, and that creditors are granted a time period of two months to demand that their claims be satisfied or secured.

Other than in connection with government sanctions imposed on Belarus, Cote d'Ivoire, the Democratic Republic of the Congo, Eritrea, Guinea, Guinea-Bissau, Iran, Iraq, Lebanon, Liberia, Libya, Myanmar, North Korea, Somalia, Sudan, Syria, Zimbabwe, certain persons from the former Federal Republic of Yugoslavia and persons and organisations with a connection to Osama bin Laden, the "al Qaeda" group or the Taliban and certain persons connected with the assassination of Rafik Hariri, there are currently no laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on payment of dividends, interest or liquidation proceeds, if any, to non-Swiss resident holders of shares. In addition, there are currently no limitations under Swiss law on the remittance of dividends, interest or other payments to non-resident holders of shares of the Company.

Repurchase of own shares (treasury shares)

Under Swiss law and in contrast to the legal situation in EU member states, the Board of Directors may decide to purchase own shares in the Company without prior shareholders' approval. The Company, however, is only allowed to purchase and hold a certain amount of own shares (treasury shares). Under art. 659 ff. of the Swiss Code of Obligations, a company may acquire its own shares, whether directly or through subsidiaries in which it owns a majority interest, only if freely distributable reserves on its unconsolidated statutory balance sheet are available, and if the combined nominal value of all treasury shares held does not exceed 10% of the share capital. If registered shares are acquired in connection with a restriction on transferability or registration, the foregoing upper limit is 20%. The Company's own shares that exceed the threshold of 10% of the share capital must be sold or cancelled by means of a capital reduction within two years. The voting rights relating to the Company's own shares and the rights associated therewith are suspended. Further, the Company must recognise a separate, non-distributable reserve in its unconsolidated statutory balance sheet in the amount equivalent to the cost of acquiring its own shares.

Ordinary capital increase, authorised and conditional capital increase

The share capital of the Company may, by resolution of the general meeting of shareholders and subject to the statutory pre-emption rights described below, be increased in consideration of cash contributions, in consideration of a contribution in kind or an intended acquisition of assets, by way of set-off or by a transformation of freely distributable reserves into share capital. Any such ordinary capital increase must be effected within three months. Further, the general meeting may, by way of amendment of the Articles and subject to the statutory pre-emption rights described below, empower the Board of Directors to effect a share capital increase based on:

1.
authorised capital to be used at the discretion of the Board of Directors within a period not exceeding two years from approval by the general meeting of shareholders; and

2.
conditional capital by stipulating in the Articles that creditors of new bonds and similar debt instruments or employees will be granted rights to subscribe to new shares (conversion or option rights). In such a case, the share capital automatically increases whenever and to the extent that such conversion or option rights are exercised and the contribution obligations are discharged by set-off or payment. The nominal amount by which the share capital may be increased in this contingent manner is not allowed to exceed one half of the existing share capital.

The Company's Articles require a shareholders' majority of at least two-thirds of the voting rights represented to resolve on any capital increase (including any authorised or conditional capital increase). In the case of any capital increase (including any authorised or conditional capital increase), shareholders have statutory pre-emption rights under Swiss law. Such statutory pre-emption rights comprise so-called subscription rights in relation to the newly issued shares (regardless of the type of consideration for which such shares are issued) in proportion to their existing participation, and in the case of conditional capital (such as convertible bonds, warrants and options) the shareholders have so-called advance subscription rights to convertible bonds, warrants or options. A resolution by the general meeting to increase the share capital, however, may suspend these subscription rights, or authorise the Board of Directors to do so. Under the Company's Articles, any such suspension, or authorisation to suspend, resolved by the shareholders requires a majority of 75% of the voting rights represented. In addition, under Swiss law, any such suspension or authorisation to suspend: (i) must be included in the articles of association in the case of authorised and conditional capital; (ii) is only valid for the specific ordinary, authorised or conditional capital increase to which it refers (and, therefore, only within the time limits which apply to such capital increases, i.e. up to three months for an ordinary capital increase and up to two years for an authorised capital increase); (iii) may only be resolved for important reasons (e.g., in relation to acquisitions, the participation of employees in the share capital or the placement of shares at market prices in the international capital markets), and, cumulatively; (iv) must not result in any improper advantage or disadvantage to the parties involved.

Share register

The Company's share register is kept by the Swiss Registrar in Switzerland. Swiss law and the Company's Articles provide that the Company is obliged to keep a share register of registered shares in which the names, addresses and nationality (for legal persons, the domicile) of the owners and usufructuaries are recorded. The main function of the share register is to record shareholders entitled to vote and participate at general meetings, or to assert or exercise other rights related to voting rights.

The share register reflects only the legal owners, including nominees and usufructuaries, of Ordinary Shares; holders of CDIs are not recorded in the share register. Instead, Ordinary Shares underlying CDIs may be registered in the share register from time to time in the name of the CREST International Nominees Limited, as custodian of the CDI Depositary. The Company is entitled to accept only those persons as shareholders, usufructuaries or nominees who have been recorded in the share register. A shareholder of record must notify the Swiss Registrar of any change in address. Until notice of a change in address has been given, all written communication to the Company's shareholders of record shall be deemed to have validly been made if sent to the address recorded in the share register. See further Part X:

"CREST and CREST Depositary Interests", in relation to the arrangements to be established by the Company with Euroclear UK & Ireland, prior to Admission, to enable Existing Shareholders located outside of the United States who tender in the Greek Offer to hold, transfer and settle the Ordinary Shares in the CREST system.

Swiss law distinguishes between registration with and without voting rights. Shareholders must be registered in the share register as shareholders with voting rights in order to vote and participate in general meetings or to assert other rights related to voting rights. According to the Articles, registration in the share register as a shareholder with voting rights is subject to certain restrictions, as described in paragraph 6 of this Part XIII: "Additional Information". If these restrictions apply, a person acquiring Ordinary Shares will only be recorded as a shareholder without voting rights.

Borrowing and Issuance of Debt Securities

Neither Swiss law nor the Articles specifically restrict the power of the Company to borrow and raise funds. The decision to borrow funds, including the issuance of debt securities, is made by or under the direction of the Board of Directors. A decision by the shareholders is generally not required.

Liquidation

The general meeting may decide to dissolve the Company by way of liquidation at any time, subject to a supermajority requirement set out in the Articles, which amounts to 80% of the votes outstanding and exercisable in accordance with the law and the Articles and an absolute majority of the nominal value of the shares represented at the general meeting. A judge may dissolve the Company if shareholders who hold at least 10% of the share capital demand so for important reasons.

9.     Directors, the Proposed Directors and Senior Management of the Company

9.1
The Directors, the Proposed Directors, Senior Management and their functions within the Company and/or the CCH Group and brief biographies are set out in Part III: "Directors, Proposed Directors, Management, Corporate Governance and Major Shareholders".

9.2
Each of the Directors, the Proposed Directors and members of Senior Management can be contacted through the Company's registered office address at Baarerstrasse 14, 6300 Zug, Switzerland.

9.3
The companies and partnerships of which the Directors, the Proposed Directors and members of Senior Management are, or have been, within the past five years, members of the administrative, management and supervisory bodies or partners (excluding the Company, CCH and its subsidiaries) are as follows:

Name	Current directorships/partnerships	Former directorships/partnerships
Directors
George A. David, OBE, MFR
Director: Petros Petropoulos S.A., Titan Cement S.A., Kar-Tess Holding, Boval S.A., Torval Investment Corp., Leventis Holding S.A., Hellenic Institute of Defense and Foreign Policy (ELIAMEP), Eurobank Ergasias S.A.
 Vice President: Fillmore AKTEXE
 Trustee: A.G. Leventis Foundation
	Chairman: Centre for Asia Minor Studies	Director: Axa Insurance Company S.A.
Anastasios P. Leventis, CBE, OFR	Chairman: A.G. Leventis Foundation Director: Leventis Overseas Ltd. Boval S.A., Torval Investment Corp.
Haralambos K. Leventis	Director: Nigerian Bottling Company plc, Leventis Overseas Ltd., Torval Investment Corp., Trustee: A.G. Leventis Foundation	Director: Leventis Motors Ltd.

Name	Current directorships/partnerships	Former directorships/partnerships
Anastassis G. David	Director: IDEAL Group S.A., Aegean Airlines S.A., Nephelle Navigation Inc., Kar-Tess Holding, Boval S.A., Axa Insurance Company S.A.
 Vice President: Eagle Enterprises S.A., 3V S.A., Alpheus Advisors S.A., Rondilato S.A.
 Advisory board member: Fares Centre, Tufts University
 Board member: International Board
	of Overseers of Tufts University, College Year (board of trustees), Cyprus Union of Shipowners (executive committee member)	Chairman: Navios Corporation Vice President: 3C S.A.
Dr. Patrick K. Oesch
Director: Boval S.A., Carlcan Holding Limited, Harmonia Commercial SA, Utopia Business Company Ltd., O&R Holdings Ltd., Amstar Property Sarl, Andalea Sarl, Azad SA, Bedrina Sarl, Carina Property Sarl, Cellia SA, Cima SA, Colombo Holdings SA, Eltop Holdings SA, Eurochroma Investments SA SPF, Fiori Sarl, Grecia Sun & Sea SA, Highgrove Sarl, Island Sun Holdings SA SPF, Leisure Holding S.A., Leon Investment SA, Leventis Holding SA, Loomer Company Sàrl, Middle East Finance SA, Redding Intervest Sarl, Regio Sarl, Rondo Holding SA, Saran Holdings SA, Seawave Holdings SA, Tamiro Sarl, Tinola Holding SA, Amyclae Limited, Aplori Foundation, Curtin Establishments, Dystal Establishment, KCC Development Limited, Remlo Anstalt, Sylvia Ioannou Foundation, Tasso Leventis Conservation Found, The H.K. Leventis Foundation, Yeovil Establishment, Amalex SA, Selene Treuhand AG, Torval Investment Corp.
	Partner: Oesch & Rudolph	Partner: Schürmann und Partner
Ryan Rudolph
Director: Kar-Tess Holding, Utopia Business Company Ltd., Harmonia Commercial S.A., Carlcan Holding Limited, New Argen Holdings Ltd., O&R Holdings Ltd., Amstar Property Sarl, Azad SA, Bedrina Sarl, Blondell, Carina Property Sarl, Cellia SA, Colombo Holdings SA, Eltop Holdings SA, Eurochroma Investments SA SPF, Fiori Sarl, Grecia Sun & Sea SA, Highgrove Sarl, Island Sun Holdings SA SPF, Loomer Company Sàrl, Marani Sarl, Politana Sarl, Redding Intervest Sarl,

Name	Current directorships/partnerships	Former directorships/partnerships
Regio Sarl, Saran Holdings SA, Seawave Holdings S.A., Tamiro Sarl., AAD Foundation, Aplori Foundation, Curtin Establishments, Dystal Establishment, Lora Establishment, Tasso Leventis Conservation Found, The A.G. Leventis Foundation, The H.K. Leventis Foundation, Yeovil Establishment, Alpheus Administration Services AG, Selene Treuhand AG., Lavonos Ltd., Truad Verwaltungs AG, Sapig Establishment, Usoni S.A.
Partner: Oesch & Rudolph
Claudia Goebel	—	Director: Cartwork AG, Goebel Industrie Holding AG
Dimitris Lois	—	Managing Director: Frigoglass S.A.
Irial Finan
Executive Vice President and President of Bottling Investments: TCCC
	Director: Coca-Cola FEMSA S.A., CCE AG, The American Ireland Fund, Smurfit Kappa Group Plc, Coca-Cola Central Japan Company, Limited, Co-operation Ireland, NUI Galway Foundation, Grove to Glass Trading Services GmbH	Director: Coca-Cola Enterprises Inc., Coca-Cola Amatil Limited
John Hunter	—	Director: Coca-Cola Enterprises Inc.
Kent Atkinson	Director: Bank of Ireland, Gemalto N.V., UK Asset Resolution Ltd (which includes Northern Rock (Asset Management) plc and Bradford & Bingley plc)	Group Finance Director: Lloyds TSB Non-Executive Director: Standard Life Plc, Marconi Corporation plc/Telent plc
Antonio D'Amato	President: Seda International Packaging Group SpA	President and Board member: Confindustria
Christos Ioannou
President and Executive Director: YES SA, Service Plus S.A., Nucorp Hellas SA, J&P Development SA, Tamiro SA, J&P Avax SA, 5N SA, Athena SA, Parka Anapsichis & Athlitismou Ellinikou SA, Anema SA, J&P Avax Concessions SA, Marina Falirou SA, Quida Investments Sp.z.o.o., Santorini SA
Vice President: J&P Energy SA, J&P Avax Ikteo SA, E-Construction SA, Kepkypa Club Marina SA
Director: Zarco Developments Ltd., Nice Day Developments Ltd., Dakis Joannou (Holdings) Ltd., Food Plus SA, Ter-Ellen, Smile S.A., Aegean Airlines SA, Athenaeum Hotel & Touristic Enterprises SA, Proet SA, E.T.E.TH SA, J&P (Overseas) Ltd., Bourne Holdings (Cyprus) Ltd., J&P Polska sp. Z.o.o., CDSJ Holdings Ltd., D&S Joannou

Name	Current directorships/partnerships	Former directorships/partnerships
(Investments) Limited, DJ Investments Ltd., Yisco Developments Ltd., Dakis Joannou Properties Ltd., Nice Day Properties Ltd., Three H Holdings Ltd., Leonidas St. Ioannou (Investments) Ltd., A&P Paraskevaides (Overseas) Limited, Conspel Construction Specialist (Isle of Man) Limited, Jopaco Holdings SA
Administrator: Istria Development, Faethon Development S.R.L.
Sir Michael Llewellyn-Smith, KCVO, CMG	Vice President: British School at Athens Member: Anglo-Hellenic League Council:
Nigel Macdonald	Chairman: James Lock & Co. Ltd. Trustee and Chairman of the Audit and Remuneration Committees: National Maritime Museum	Audit Committee member and adviser: International Oil Pollution Compensation Fund
Susan Kilsby
Director: Shire plc, BBA Aviation
	Board member: Board of Advisors of the Yale School of Management, Board of Advisors for the Millstein Center for Corporate Governance at Yale, Gordon A Rich Foundation	Board member: Advisory Board of Opportunity Now, National Advisory Board of Career Academies UK Director: L' Occitane International
Senior Management
Dimitris Lois
Michalis Imellos
Per Breimyr
John Brady		President and Chief Executive: Coca-Cola Bottlers' Sales and Services Company
Richard Smyth		Vice President South East Asia: Bristol-Myers Squibb
Keith Sanders
Alain Brouhard
Kleon Giavassoglou	—
Jan Gustavsson	—
Bernard P. Kunerth
9.4
Save as set out above and in Part III: "Directors, Proposed Directors, Management, Corporate Governance and Major Shareholders", none of the Directors, the Proposed Directors or members of Senior Management have any business interests or perform any activities outside of the CCH Group, which are significant with respect to the CCH Group.

9.5
Save as set out in Part III: "Directors, Proposed Directors, Management, Corporate Governance and Major Shareholders", there are no family relationships between any of the Directors, the Proposed Directors and Senior Management.

9.6
Save as set out in paragraph 11 of this Part XIII: "Additional Information", none of the Directors, the Proposed Directors or members of Senior Management has any interests in the share or loan capital of the Company or any of its subsidiaries.

9.7
Save as set out in this paragraph 9 and in Part III: "Directors, Proposed Directors, Management, Corporate Governance and Major Shareholders", no Director or Proposed Director has or has had

  any interest in any transaction which is, or was unusual in its nature or conditions, or is, or was significant to the business of the CCH Group and which was effected by CCH or the Company in the current or immediately preceding financial year, or which was effected during an earlier financial year and remains in any respect outstanding or unperformed.

9.8
There are no outstanding loans granted by any member of the CCH Group to any Director, Proposed Director or member of Senior Management, nor has any guarantee been provided by any member of the CCH Group for their benefit.

9.9
As at the date of this Prospectus, none of the Directors, the Proposed Directors or members of Senior Management has, at any time within the last five years:

(a)
had any prior convictions in relation to fraudulent offences;

(b)
been declared bankrupt or been the subject of any individual voluntary arrangement;

(c)
been associated with any bankruptcies, receiverships or liquidations when acting in the capacity of a member of the administrative, management or supervisory body or of a senior manager;

(d)
been subject to any official public incrimination and/or sanction by any statutory or regulatory authority including designated professional bodies);

(e)
been disqualified by a court from acting in the management or conduct of the affairs of any issuer;

(f)
been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of any issuer;

(g)
been a partner or senior manager in a partnership which, while he was a partner or within 12 months of his ceasing to be a partner, was put into compulsory liquidation or administration or which entered into any partnership voluntary arrangement;

(h)
owned any assets which have been subject to a receivership or been a partner in a partnership subject to a receivership where he was a partner at a time or within the 12 months preceding such event; or

(i)
been an executive director or senior manager of a company which has been placed in receivership, compulsory liquidation, creditors' voluntary liquidation or administration or which entered into any company voluntary arrangement or any composition or arrangement with its creditors generally or any class of creditors, at any time during which he was an executive director or senior management of that company or within 12 months of his ceasing to be an executive director or senior manager.
9.10
Save as set out in this paragraph 9.10, there are no potential conflicts of interest between any duties to the Company of the Directors, the Proposed Directors and members of Senior Management and their private interests and/or duties:

(a)
Mr. Anastasios P. Leventis is a director of Leventis Overseas Ltd. and Mr. Haralambos K. Leventis is a director of several companies in the Leventis Group in Nigeria and elsewhere, including Leventis Overseas Ltd., with whom the CCH Group has a business relationship. CCH Group has purchased finished goods and other materials and incurred renting and other expenses with Leventis Overseas Limited and AG Leventis (Nigeria) plc. Accordingly, there may be occasions when either or both of Mr. Anastasios Leventis and Mr. Haralambos Leventis have potential conflicts of interest between their duties to the Company and their other duties arising as a result of their directorships in Leventis Overseas Limited. For further information, please see Note 34 (Related party transactions) to the audited consolidated financial statements of the CCH Group set out in section B of Part VIII: "Historical Financial Information of the CCH Group";

(b)
Mr. George A. David, Mr. Anastassis G. David and Mr. Ryan Rudolph are directors of Kar-Tess Holding, which is the incorporator and sole shareholder of the Company as at the date of this Prospectus and a significant shareholder in CCH, which may give rise to potential conflicts of interest between their duties to the Company and their other duties to Kar-Tess Holding;

  (c)
  Dr. Patrick Oesch is a director of Boval S.A., Rondo Holding S.A., Tinola Holding S.A. and Torval Investment Corp. Mr. Ryan Rudolph is a director of Lavonos Limited and Truad Verwaltungs AG. Mr. Anastasios P. Leventis is a director of Boval S.A. and Torval Investment Corp. Mr. George A. David is a director of Boval S.A. and Torval Investment Corp. Mr. Haralambos K. Leventis is a director of Torval Investment Corp. Mr. Anastassis G. David is a director of Boval S.A. Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, currently indirectly owns 44.48% of Frigoglass S.A. through Torval Investment Corp., Lavonos Limited, Thrush Investments Holdings, Tinola Holdings S.A., Boval Limited, Boval S.A., Rondo Holding S.A. and Eagle Enterprises A.E. Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, holds 100% of the share capital of Torval Investment Corp., whose 100% owned subsidiary Lavonos Limited holds 100% of the share capital of Boval Limited as nominee for Torval Investment Corp., where Boval Limited controls its 100% owned subsidiary Boval S.A., which controls Kar-Tess Holding, which holds approximately 23.3% of CCH's total issued capital. In addition, Mr. George A. David's son, Mr. Haralambos David, is the chairman of Frigoglass S.A. In 1999, the CCH Group entered into a supply agreement with Frigoglass S.A. for the purchase of cooling equipment, which was initially set to expire on 31 December 2004 and extended on substantially the same terms to 31 December 2013. The prices at which the CCH Group purchases cooling equipment are agreed between CCH Group and Frigoglass S.A. on an annual basis. Accordingly, there may be occasions when any of Mr. Anastasios P. Leventis, Mr. George A. David, Mr. Anastassis G. David, Mr. Haralambos K. Leventis, Mr. Ryan Rudolph or Dr. Patrick Oesch have potential conflicts of interest between their duties to the Company and their other duties arising as a result of their foregoing directorships (or in the case of Mr. George A. David, as a result of his family connection to Frigoglass S.A.), in particular in relation to the price of cooling equipment or which may arise should the supply agreement with Frigoglass S.A. be renegotiated or in the event of a dispute as to its terms;

  (d)
  Dr. Patrick Oesch is a director of Boval S.A. and Torval Investment Corp. Mr. Ryan Rudolph is a director of Lavonos Limited and Truad Verwaltungs AG. Mr. Anastasios P. Leventis is a director of Boval S.A. and Torval Investment Corp. Mr. George A. David is a director of Boval S.A. and Torval Investment Corp. Mr. Haralambos K. Leventis is a director of Torval Investment Corp. Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, holds 100% of the share capital of Torval Investment Corp., whose 100% owned subsidiary Lavonos Limited holds 100% of the share capital of Boval Limited as nominee for Torval Investment Corp., where Boval Limited controls its 100% owned subsidiary Boval S.A., which controls Kar-Tess Holding, which holds approximately 23.3% of CCH's total issued capital. The foregoing directorships of Dr. Patrick K. Oesch, Mr. Ryan Rudolph, Mr. Anastasios Leventis, Mr. George A. David and Mr. Haralambos Leventis may give rise to potential conflicts of interest between the duties of such director to the Company and his other duties to such other entities of which he is a director.

9.11
Other than the appointments of Mr. George A. David, Mr. Anastasios P. Leventis, Mr. Anastassis G. David, Mr. Haralambos K. Leventis, Dr. Patrick K. Oesch, Mr. Ryan Rudolph and Ms. Claudia Goebel by Kar-Tess Holding; and pursuant to the CCH Shareholders' Agreement, the original nomination of Mr. Irial Finan and Mr. John Hunter by the TCCC Entities and the original joint nomination by Kar-Tess Holding and the TCCC Entities of Mr. Kent Atkinson, Mr. Antonio D'Amato, Mr. Christos Ioannou, Sir Michael Llewellyn-Smith, KCVO, GMG and Mr. Nigel Macdonald, as disclosed in paragraph 1 of Part III: "Directors, Proposed Directors, Management, Corporate Governance and Major Shareholders of the Company", there are no other arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any Director, Proposed Director or member of Senior Management was selected.

10.   Directors' service contracts, terms of appointment and other details

10.1
Mr. Dimitris Lois, the CEO, has an employment agreement with CCH and will have an employment contract with the Company upon or immediately following settlement of the Share Exchange Offer. Such employment agreement includes an entitlement to a severance payment equal to 12 months'

  base salary. Save as set out above, the CEO's employment agreement does not include any termination benefits, other than as mandated by Swiss law.

  The terms of the service contract of Mr. Dimitris Lois, the CEO of the Company, are summarised below:

Name	Position	Date of contract(1)	Notice period
Dimitris Lois	CEO	22 February 2013	6 months

  (1)
  The appointment of Mr. Lois in his capacity as CEO of the Company will become effective upon or immediately following settlement of the Share Exchange Offer.

10.2
Mr. Dimitris Lois also serves as Chief Executive Officer of CCH. The following table summarises the service agreement between Mr. Lois in his capacity as Chief Executive Officer of CCH:

Name	Position	Date appointed(1)	Notice period
Dimitris Lois	Chief Executive Officer	4 July 2011	—

  (1)
  The appointment of Mr. Lois in his capacity as chief executive officer of CCH will terminate upon or immediately following settlement of the Share Exchange Offer.

10.3
The Non-Executive Directors will be re-elected by the Ordinary Shareholders on an annual basis and the Company is not entering into formal appointment letters with the Non-Executive Directors.

10.4
The total remuneration paid to or accrued for the directors and senior management of CCH, including stock option grants, during 2012 amounted to €11.4 million compared to €14.4 million and €14.1 million in 2011 and 2010, respectively. Out of this, the amount paid or accrued for stock option grants during 2012 was €3 million compared to €4.6 million and €4.2 million in 2011 and 2010, respectively. Pension and post-employment benefits for directors and for senior management during 2012 amounted to €1 million compared to €0.8 million and €0.9 million in 2011 and 2010, respectively. Members of the senior management of the CCH Group either participate in their home country pension scheme or in the CCH International Retirement Savings Plan, as appropriate.

10.5
The following table sets out the annual fees of the Company's Non-Executive Directors, effective upon or immediately following settlement of the Share Exchange Offer:

Name(1)	Position	Annual (in euro)
Base Fees
George A. David	Chairman of the Board(2)(3)	—
Anastasios P. Leventis	Vice Chairman of the Board(2)(3)	—
Haralambos K. Leventis	Non-Executive Director(2)(3)	—
Kent Atkinson, Antonio D'Amato, Anastassis G. David, Irial Finan, John Hunter, Christos Ioannou, Sir. Michael Llewellyn-Smith, Nigel Macdonald and Susan Kilsby	Non-Executive Directors(3)	65,000
Additional Fees
Kent Atkinson	Chair of the Audit Committee	25,000
Christos Ioannou and Nigel Macdonald	Members of the Audit Committee	12,500
Sir Michael Llewellyn-Smith	Chair of the Nomination Committee	10,000
Antonio D'Amato, Anastassis G. David, John Hunter and Susan Kilsby	Members of the Nomination Committee	5,000
Sir Michael Llewellyn-Smith	Chair of the Remuneration Committee	10,000
Antonio D'Amato and Susan Kilsby	Members of the Remuneration Committee	5,000
Sir. Michael Llewellyn-Smith	Chair of the Social Responsibility Committee	—
John Hunter	Member of the Social Responsibility Committee	5,000

  (1)
  Dr. Patrick K. Oesch, Mr. Ryan Rudolph and Ms. Claudia Goebel are expected to resign their positions as Directors upon or immediately following settlement of the Share Exchange Offer and are therefore not included in the above table.

  (2)
  The Chairman of the Board, the Vice Chairman of the Board and Mr. Haralambos K. Leventis will not receive an annual fee in respect of their membership on the Board of Directors.

  (3)
  Non-Executive Directors (including the Chairman and Vice Chairman of the Board) will not receive any other form of variable compensation.

  The CEO of the Company, Mr. Dimitris Lois, will receive a base salary of €580,000, excluding additional variable compensation in the form of stock options grants, other incentives and customary benefits in kind. For the year ended 31 December 2012, Mr. Lois (in his capacity as CEO of CCH) was paid total compensation of €735,000, including additional variable compensation (but excluding stock options grants and customary benefits in kind).

11.   Directors', Proposed Directors', Senior Management's and other interests

11.1
The table below sets out as at 31 December 2012, the interests in CCH's total issued share capital that the Directors, Proposed Directors and members of Senior Management (all of which, unless otherwise stated, are beneficial or are interests of a person connected with a Director, a Proposed Director or a member of Senior Management) hold and the interests in the Company's total issued share capital that the Directors, the Proposed Directors and members of Senior Management are expected to hold following Admission:

	As at 31 December 2012		Immediately following Admission(1)
Name	No. of Existing Shares (including those represented by Existing ADSs) in CCH	Percentage of issued share capital(2)	No. of Ordinary Shares (including those represented by New ADSs) in the Company	Percentage of issued share capital(3)
Directors
John Hunter	2,000	0	2,000	0
Christos Ioannou	487,500	0.13	487,500	0.13
Nigel Macdonald	1,700	0	1,700	0
Dr. Patrick Oesch(4)	5,000	0	5,000	0
Dimitris Lois(5)	20,373	0.01	20,373	0.01
Senior Management
Jan Gustavsson	19,500	0.01	19,500	0.01
Richard Smyth	23,565	0.01	23,565	0.01
Kleon Giavassoglou	7,213	0	7,213	0

  (1)
  Assuming the Company acquires the entire issued share capital of CCH in exchange for Ordinary Shares pursuant to the Share Exchange Offer.

  (2)
  Calculated including 3,430,135 Existing Shares held in treasury as at 31 December 2012.

  (3)
  Calculated including the Initial Shares held by Kar-Tess Holding as incorporator of the Company (assuming the final par value of the Ordinary Shares as determined immediately prior to settlement of the Share Exchange Offer corresponds to CHF 5, amounting to 20,000 Ordinary Shares).

  (4)
  Includes 3,000 Existing Shares held by dependents of Dr. Patrick K. Oesch.

  (5)
  Includes 1,000 Existing Shares held by the spouse of Mr. Dimitris Lois.

    The following table sets out the information regarding the stock options held by members of Senior Management as at 31 December 2012:

Name	Number of stock options outstanding	Already Vested	Vesting at the end of 2013	Vesting at the end of 2014
Dimitris Lois	710,000	493,332	130,000	86,668
Richard Smyth	548,701	456,699	61,334	30,668
John Brady	541,001	449,000	61,333	30,668
Jan Gustavsson	538,500	446,499	61,333	30,668
Bernard Kunerth	509,001	422,001	58,000	29,000
Kleon Giavassoglou	379,834	294,833	56,667	28,334
Keith Sanders	354,775	284,774	46,667	23,334
Per Breimyr	256,667	176,666	53,333	26,668
Alain Brouhard	115,000	56,666	38,334	20,000
Michalis Imellos	46,500	32,333	9,167	5,000
11.2
The Directors, the Proposed Directors and members of Senior Management set out above are expected to accept the Share Exchange Offer thereby becoming shareholders of the Company immediately following Admission.

12.   Pensions

CCH sponsors various pension plans in accordance with local regulations and practices, and among these schemes are defined contribution plans and also defined benefit plans.

13.   Summary of the CCH Group's incentive plans

CCH management incentive plan

The CCH Group operates a management incentive plan for all its managers. This plan is based on annual business performance against volumes, Adjusted EBITDA, operating expenses as a percentage of net sales revenue, receivable and inventory days, as well as individual accomplishments against annual objectives. In 2013, ROIC was replaced by operating expenses as a percentage of net sales revenue as a performance indicator, in order to better align with the CCH Group's current strategic goals, including its "Play to Win"

strategy and "back to growth" commitment. Individual objectives set by senior management are designed to be stretched but achievable. The target award as a percentage of annual base salary increases with the level of responsibility. Exceptional business unit performance may result in awards in excess of the target payouts.

CCH long-term incentive plan

All middle and senior management, excluding the Senior Management, participate in the CCH long-term incentive plan. The plan, beginning with the period 2011-2013, operates under a new format aiming to connect employees to business priorities, motivate and reward them competitively to achieve business targets for today and tomorrow. Incentive payouts are based on business performance against three-year objectives, set on an annual basis. Exceptional business performance may result in awards in excess of the individual target payout. The performance of the plan will be measured against three years achievement of the new key performance indicators selected: volume market share, net sales revenue per unit case and ROIC. The target payout for the plan is determined for each individual based on performance, potential and level of responsibility and the plan payout is every three years at plan end.

CCH stock option plan

Senior managers are eligible to participate in the CCH Group's stock option plan. Options are granted at an exercise price equal to the price of CCH's shares at close of trading on the Athens Exchange on the date of grant. Option grants vest in one-third increments each year for three years and can be exercised for up to ten years from the date of grant.

The numbers of options awarded are approved by the board of directors of CCH upon the recommendation of the human resources committee after reviewing the advice of management and are based on a view of competitive market conditions for employee remuneration and employee performance. The stock option award for CCH's chief executive officer is approved by CCH's board of directors based on the recommendation of its human resources committee.

The CCH Group views stock options as a long-term component of the total remuneration package of its senior managers, whose roles have an impact on the results of the business as a whole. The CCH Group will continue to evaluate the issuance of stock options to these employees, taking into account, among other factors, the CCH Group's business prospects and financial condition, as well as individual employee performance and potential and the competitive market conditions of employee remuneration.

The following table summarises information about stock option plans outstanding as at 31 December 2012.

	Exercise price after the capital return	Vesting status on 31 December, 2012	Vesting dates for further increments	Vesting dates for further increments	Vesting dates for further increments	End of option period	Number of stock options outstanding
2003-2004 Plan/2003 Grant	8.83	fully vested	—	—	—	14.12.2013	3,250
2003-2004 Plan/2004 Grant	10.08	fully vested	—	—	—	2.12.2014	86,827
2005-2009 Plan/2005 Grant	13.19	fully vested	—	—	—	1.12.2015	571,883
2005-2009 Plan/2006A Grant	14.23	fully vested	—	—	—	20.3.2016	50,001
2005-2009 Plan/2006 Grant	16.37	fully vested	—	—	—	12.12.2016	1,050,401
2005-2009 Plan/2007 Grant	26.41	fully vested	—	—	—	12.12.2017	1,274,450
2005-2009 Plan/2008A Grant	22.20	fully vested	—	—	—	19.06.2018	30,000
2005-2009 Plan/2008 Grant	9.02	fully vested	—	—	—	10.12.2018	1,333,341
2009-2011 Plan/2009 Grant	15.70	fully vested		—	—	9.12.2019	1,646,967
2009-2011 Plan/2010A Grant	19.16	two thirds	18.03.2013	—	—	17.03.2020	30,000
2009-2011 Plan/2010 Grant	19.31	two thirds	09.12.2013	—	—	08.12.2020	1,913,100
2009-2011 Plan/2011A Grant	18.53	one third	16.03.2013	16.03.2014	—	15.03.2021	75,000
2009-2011 Plan/2011B Grant	18.16	one third	24.06.2013	24.06.2014	—	23.06.2021	3,333
2009-2011 Plan/2011 Grant	11.98	one third	16.12.2013	16.12.2014	—	15.12.2021	1,632,500

Total							9,701,053

On 25 June 2012, the annual general meeting of CCH's shareholders resolved to decrease CCH's share capital by an amount equal to €124.6 million by decreasing the nominal value of each share from €1.50 to €1.16 per share, and distributing such €0.34 per share difference to shareholders in cash. A corresponding €0.34 reduction to the exercise price of each unexercised stock option under each plan will follow the capital return. The modification to the exercise price ensures the intrinsic value of each stock option is retained and does not result in incremental fair value for any of the unexercised stock options. Incremental fair value is calculated using the binomial stock option valuation model and represents the difference between the fair value of an option immediately after the modification and the original fair value of the respective option, measured immediately before the modification.

A summary of the stock option activity under all plans as at 31 December 2012 is as follows:

	Number of stock options 2012	Weighted average exercise price before the capital return 2012	Weighted average exercise price after the capital return 2012	Number of stock options 2011	Weighted average exercise price 2011
		(€)	(€)		(€)
Outstanding as at 1 January	9,767,302	16.55	n/a	8,759,862	17.65
Granted	n/a	n/a	n/a	1,717,500	12.64
Exercised	(11,499)	9.36	9.02	(405,568)	11.19
Expired	n/a	n/a	n/a	(3,151)	7.69
Forfeited	(54,750)	21.81	21.47	(301,341)	18.98

Outstanding as at 31 December	9,701,053	n/a	16.19	9,767,302	16.55

Exercisable as at 31 December	7,914,981	n/a	16.50	6,192,606	17.04

	Number of stock options 2010	Weighted average exercise price 2010
		(€)
Outstanding at January 1	7,415,442	16.33
Granted	2,010,100	20.15
Exercised	(597,365)	9.59
Expired	(1,453)	8.29
Forfeited	(66,862)	18.08

Outstanding as at 31 December	8,759,862	17.65

Exercisable as at 31 December	5,001,036	17.77

The charge to the income statement for employee stock option awards for the years ended 31 December 2012, 2011 and 2010 was €6.3 million, €8.1 million and €6.7 million, respectively. The weighted average remaining contractual life of share options outstanding under the stock option compensation plans at 31 December 2012, 2011 and 2010 was 6.5 years, 7.5 years and 7.8 years, respectively.

At the annual general meeting in June 2009, CCH's shareholders approved the adoption of a multi-year plan to grant stock options to senior managers for a maximum of 6,000,000 ordinary shares, subject to approval by the CCH's board of directors, for the period 2009-2011. During 2010, CCH's board of directors approved the grant of 2,010,100 stock options at an average exercise price of €20.15 representing approximately 0.5% of CCH's outstanding share capital as at 31 December 2010. The CCH Group's senior management received an aggregate of 1,248,000 stock options under this grant for their performance. During 2011, the CCH's board of directors approved the grant of 1,717,500 stock options at an average exercise price of €12.64 representing approximately 0.5% of CCH's outstanding share capital as at 31 December 2011. The CCH Group's senior management received an aggregate of 918,000 stock options under this grant for their performance. During 2012, there were no stock option grants. Due to the Share Exchange Offer, the CCH stock option plan was suspended with effect from 17 October 2012 until the completion of the transaction. During the suspension period, no grants are made, and option holders cannot exercise any of their options. See further paragraph 14 headed "Summary of the Company's incentive plans" of this Part XIII: "Additional Information".

At the annual general meeting in June 2012, CCH's shareholders approved the adoption of a multi-year plan to grant stock options to senior managers for a maximum of 6,000,000 ordinary shares, subject to approval by the CCH's board of directors, for the period 2012-2014. As at 31 December 2012, no grants had been made under the 2012-2014 multi-year plan.

The CCH Group's option holders have the opportunity to exercise their options once per quarter. Eligible employees who leave for another company of the Coca-Cola system in which TCCC holds, directly or indirectly, at least a 20% interest, or employees who retire at no earlier than the age of 55 and with a minimum service of 10 years within the Coca-Cola system, may still exercise options granted to them under the plan in accordance with the plan rules. In the event the employment of an option holder is terminated due to death, injury or disability, all of the option holder's outstanding options vest and are exercisable no later than the same day of the twelfth month following the date of the option holder's death or cessation of employment. If the employment terminates for any reason other than death or disability or the CCH

Group ceases to control the subsidiary employing the option holder, the options that have already vested may be exercised no later than the following December for options granted before 2007, and no later than the same day of the sixth month following the date of such cessation for options granted after 2007. Options lapse and cease to be exercisable if the option holder transfers, pledges or encumber the option in any way, if their employment is terminated due to dishonesty, fraud or misconduct or if CCH enters into liquidation.

CCH stock appreciation rights

Effective 1 January 2012, the CCH Group does not operate any stock appreciation rights.

The CCH Group operated in the past a stock-based compensation plan, under which certain key employees were granted stock appreciation rights ("SARs"), based on an employee's performance, potentiality and level of responsibility. There were some stock appreciation rights that remained unexercised from grants that occurred in the past. These remaining stock appreciation rights were exercised during 2011. The terms of these SARs were based upon the basic terms and conditions of stock option grants, except that instead of shares, the holders received a payment equal to the positive difference between the market price of CCH's ordinary shares at the closing time of the Athens Exchange at the date of exercise and the exercise price. SARs vested in one-third increments each year for three years and could be exercised for up to ten years from the date of award.

After the remaining SARs from previous grants were exercised in 2011, on 31 December 2012, there were no outstanding stock appreciation rights.

A summary of stock appreciation rights activity under all plans is as follows:

	Number of SARs 2012	Weighted average exercise price 2012	Number of SARs 2011	Weighted average exercise price 2011
		(€)		(€)
Outstanding as at 1 January	—	—	13,950	7.69
Exercised	—	—	(13,950)	7.69

Outstanding and exercisable as at 31 December	—	—	—	—

There was no compensation expense relating to SARs for the year ended 31 December 2012, as compared to a debit of €0.1 million and a credit of €0.5 million for the years ended 31 December 2011 and 2010, respectively.

CCH stock purchase plan

The CCH Group operates an employee share ownership plan (the "CCH SPP"), in which eligible employees can participate. The human resources committee of CCH's board of directors determines eligibility. Under the terms of the CCH SPP, employees have the opportunity to invest 1% to 15% of their salary in CCH's ordinary shares by contributing to the plan monthly. The CCH Group matches up to a maximum of 3% of the employees' salary by way of contribution. The CCH Group's contributions are used to purchase matching shares on a monthly basis on the open market. Shares are either held in the employees' name or by a trust, The CCH Employee Stock Purchase Trust. Matching shares vest one year after the purchase. In order to adapt the CCH SPP to the Greek legal framework in the case of employees resident in Greece, the CCH Group matches the contribution of employees resident in Greece with an annual employer contribution of up to 5% of the employees' salary, which is made in December, and matching shares purchased in December vest immediately. Dividends received in respect of shares held by the trust are used to purchase additional shares and accrue to the employees. Forfeited shares: (i) do not revert back to the CCH Group; and (ii) may be used to reduce future matching contributions. The cost of shares purchased by the CCH Group's matching contributions is amortised over 12 months and the unamortised deferred compensation is reflected in shareholders' equity.

During the year ended 31 December 2012, 188,545 CCH shares were purchased by the CCH Group, compared to 346,996 and 272,279 CCH shares during the years ended 31 December 2011 and 2010, respectively, as matching shares to employee investments. The charge to the income statement in the year ended 31 December 2012 totalled €4.1 million, as compared to €5.3 million and €5.2 million for the years ended 31 December 2011 and 2010, respectively. Of this amount, €0.6 million represented employer contributions accrued for Greek resident employees, as compared to €1.1 million and €1.1 million for the years ended 31 December 2011 and 2010, respectively. The cost of unvested matching shares held by the trust at 31 December 2012, before they vest to employees, was €3.5 million, as compared to €4.1 million and €4.1 million for the years ended 31 December 2011 and 2010, respectively. The total number of shares held by the trust at 31 December 2012 was 2,536,061, as compared to 2,701,979 and 2,428,353 for the years ended 31 December 2011 and 2010, respectively. The total contributions made by employees to the trust during the year ended 31 December 2012 were €3.9 million, as compared to €6.1 million and €6.0 million for the years ended 31 December 2011 and 2010, respectively. Due to the Share Exchange Offer, the CCH SPP was suspended with effect from 17 October 2012 until the completion of the transaction. During the suspension period, no purchases are made. During the suspension period, the vesting of shares continues in accordance with the Plan Rules. See further paragraph 14 headed "Summary of the Company's incentive plans" of this Part XIII: "Additional Information".

As at 31 December 2012, the total number of shares held under the CCH SPP was 2,536,061.

14.   Summary of the Company's incentive plans

Under Swiss law, the Board of Directors may, among other things, enact (A) a stock option plan based on conditional capital and on treasury shares, and (B) a share purchase plan based on treasury shares or on market purchases. Any conditional capital for the issuance of option rights to employees in the context of a stock option plan is created by a resolution of the shareholders. Swiss law requires that the nominal amount by which the share capital may be increased in a contingent manner must not exceed one-half of the existing share capital and that the issue price corresponds at least to the nominal value of shares. The Board of Directors may determine the other conditions to issue stock options based on conditional capital, including their exercise price, if the articles of association do not provide otherwise. On the other hand, the Board of Directors may purchase own shares in the open market or through private transactions from a third party without shareholders' approval as long as it complies with the rules governing the acquisition of own shares. At Admission, the Company will have a conditional capital for employee options of up to 10% of the sum of (A) the issued share capital and (B) the authorised capital for acquisition purposes, and the shareholders' advance subscription rights and subscription rights will be excluded for this conditional share capital (see paragraph 4 of this Part XIII: "Additional Information"). In addition the pre-emptive rights granted to shareholders under the Articles in case the Board of Directors disposes of treasury shares to shareholders are excluded to the extent subscription rights and advance subscription rights in connection with an issuance of shares out of conditional capital are excluded or if own shares are used for employee participation plans (see paragraph 6.3 of this Part XIII: "Additional Information").

Company stock option plan

The Company will adopt a stock option plan (the "Company SOP"). Stock options under the Company SOP will be granted for the first time following Admission.

The Company SOP replaces the CCH stock option plan, the rules of which are materially the same (see further paragraph 13 above). The CCH stock option plan was suspended with effect from 17 October 2012, following the Initiation Date.

Outstanding options under the CCH stock option plan will automatically be exchanged for equivalent stock options under the Company SOP. Following Admission, the CCH stock option plan will no longer be operated.

Eligibility

All employees, in particular the senior management of the Company or any other participating company in the CCH Group may participate in the Company SOP.

Stock option purchase price

Options are granted free of charge.

Exercise price

Options are granted at an exercise price equal to the price of the Company's shares at close of trading on the London Stock Exchange on the date of grant.

Term of options/Vesting period/Exercise of options

Options may be subject to a vesting period of up to three years and may vest in one-third increments each year for three years and can be exercised for up to ten years from the date of grant.

Voting rights

Option holders will not have any voting rights until shares have been transferred into their name.

Administration

The Board of Directors has the power to administer the Company SOP and make decisions in respect of it. However, it may delegate such responsibility to the Remuneration Committee.

Company stock purchase plan

The Company has adopted an employee share ownership plan (the "Company SPP"). Awards under the Company SPP will be made for the first time following Admission.

The Company SPP replaces the CCH SPP, the rules of which are materially the same (see further paragraph 13 above). The CCH SPP was suspended with effect from 17 October 2012, following the Initiation Date.

Outstanding awards under the CCH SPP will automatically be exchanged for equivalent awards under the Company SPP and existing participation under the CCH SPP will be transferred into the Company SPP. Following Admission, the CCH SPP will no longer be operated.

Eligibility

All employees of the Company or any other participating company in the CCH Group may participate in the Company SPP. However, a Director may only participate if invited to do so by the Board.

Employee and employer contributions

Under the terms of the Company SPP, employees have the opportunity to invest between 1% and 15% of their salary in Ordinary Shares each month. The Company or any other participating company will make a matching contribution up to a maximum of 3% of the employees' salary. These matching contributions will then be used to purchase matching Ordinary Shares on a monthly basis on the open market or treasury shares from the Company. Ordinary Shares will either be held in the employees' name or by a trust. Matching shares vest one year after the purchase.

In relation to employees resident in Greece, in order to adapt to Greek law, the Company will match employee contributions with an annual employer contribution of up to 5% of the employees' salary. This match will generally be made in December each year. These matching shares will then vest immediately.

Under the Company SPP, following the settlement of the Share Exchange Offer, a one-off employer match will be made to participants to reflect the employer contributions they would have received during the period in which the CCH SPP was suspended.

Dividends

Dividends received in respect of Ordinary Shares will be used to purchase additional Ordinary Shares for participants.

Leavers

Generally, if a participant leaves employment, the Ordinary Shares acquired with the employee contributions will be transferred out of the Company SPP to the participant, together with any vested Ordinary Shares acquired with employer contributions. Unvested Ordinary Shares will be forfeited other than for death, retirement, injury, disability or redundancy.

Forfeited shares may be used in respect of future employer matching contributions or for general Company SPP financing purposes.

Voting rights

Participants will not have any voting rights until Ordinary Shares have been transferred into their name.

Administration

The Board of Directors has the power to administer the Company SPP and make decisions in respect of it. However, it may delegate such responsibility to the Remuneration Committee.

Coca-Cola HBC Northern Ireland Limited Share Incentive Plan (the "NI SPP")

The NI SPP was adopted by Coca-Cola HBC Northern Ireland Limited on 8 August 2008. It has been operated since that time in respect of shares in CCH. The NI SPP was suspended on 17 October 2012, following the Initiation Date. However, it will continue to be operated following Admission but in respect of Ordinary Shares instead. Only employees of Coca-Cola HBC Northern Ireland Limited and its subsidiaries participate in the NI SPP.

The NI SPP allows employees to be awarded free Ordinary Shares in the Company and to use savings deducted from salary to buy partnership shares. Matching shares may also be awarded. The NI SPP may also offer dividend reinvestment. This will allow the NI SPP to be operated in the way that is considered most appropriate.

To date the NI SPP has only been used to provide partnership and matching shares Free shares may be awarded in the future.

The NI SPP operates in conjunction with a trust, which holds shares on behalf of participants. The NI SPP is approved by HMRC in the United Kingdom.

Eligibility

All employees of Coca-Cola HBC Northern Ireland Limited and any participating subsidiary may participate in the NI SPP. A qualifying period of continuous employment may be set for eligibility, which cannot exceed 18 months. When the NI SPP is operated, all eligible employees must be invited to participate. In addition, participation may be offered to any other employees.

Free Shares

Participants can be given free Ordinary Shares ("free shares") with a market value limited by tax legislation, currently £3,000 a year. The free shares must generally be offered to all eligible employees on similar terms, but the number of free shares can vary by reference to the participant's remuneration, length of service or hours worked. Awards of free shares may be made subject to performance targets. Free shares must generally be held in trust for between three and five years. The terms of the NI SPP may require free shares to be forfeited if the participant leaves employment within three years, other than through death, retirement, redundancy, injury or disability, or his employing company or business being sold out of the CCH Group.

Partnership Shares

Employees may be offered the opportunity to buy ordinary shares ("partnership shares") by deduction from their pre-tax salary. Under current legislation, they can buy up to £1,500 in each tax year (£125 a month) or, if less, 10% of salary. The trustee may use the deductions from the participant's salary to buy partnership shares on their behalf immediately. Alternatively, it may accumulate them for a period of up to one year and then use them to buy partnership shares at the end of the period. If this happens, participants will be allocated partnership shares by reference to the lower of their market value at the beginning and end of the period. Participants can stop their salary deductions at any time. Any sums repaid will be subject to tax. Participants can also withdraw partnership shares from the plan at any time, although there are tax advantages if the partnership shares are retained in the plan.

Matching Shares

Additional free ordinary shares ("matching shares") may be awarded on a matching basis to participants who buy partnership shares. Under current legislation, a maximum of two matching shares can be awarded for each partnership share purchased by the participant. Matching shares must be offered on the same basis to each participant purchasing partnership shares on each occasion. Matching shares must generally be held in trust for a holding period of between three and five years. Matching shares may be forfeited on the same basis as free shares or if the corresponding partnership shares are taken out of the plan.

Dividends

Cash dividends paid on Ordinary Shares held in the NI SPP may be reinvested in Ordinary Shares up to certain limits set out in the legislation.

Voting Rights

The trustees can only vote shares held in the NI SPP in accordance with participants' instructions.

General Offers

If a general offer is made to the shareholders of the Company, participants may direct the trustees how to act in respect of any shares held on their behalf.

15.   Working capital

In the opinion of the Company, the working capital available to the New CCH Group is sufficient for its present requirements, that is, for the next 12 months following the date of this Prospectus.

16.   Material contracts

The following are the only contracts (not being contracts entered into in the ordinary course of business) which have been entered into by the Company and/or members of the CCH Group within the two years immediately preceding the date of this Prospectus which are, or may be, material or which have been entered into at any time by the Company or members of the CCH Group and which contain any provision under which the Company and/or any member of the CCH Group has any obligation or entitlement which is, or may be, material to the Company and/or the CCH Group as at the date of this Prospectus:

Bottlers' Agreements

For information on the terms of the international bottlers' agreements (for countries outside the European Economic Area) and the EU bottlers' agreements, which TCCC have agreed to extend for a further 10 years until 2023, see the paragraph headed "Bottlers' agreements" in Part IV: "CCH's Relationship with TCCC, Kar-Tess Holding and Other Related Parties".

Supply Agreement with Frigoglass S.A.

Prior to Admission, the Company will enter into a new supply agreement with Frigoglass S.A. for a term of five years from 31 December 2013 on substantially similar terms as the supply agreement between Frigoglass S.A. and CCH. For more information on the terms of CCH's supply agreement with Frigoglass S.A., see the paragraph headed "Supply agreement with Frigoglass S.A." in Part IV: "CCH's Relationship with TCCC, Kar-Tess Holding and Other Related Parties".

Bottlers' and Distribution Agreements with Beverage Partners Worldwide

On 10 December 2012, Beverage Partners Worldwide agreed to renew the bottlers' and/or distribution agreements (as applicable) in relation to the Nestea brand with the relevant subsidiaries of the CCH Group, for 10 years with effect from 1 January 2014, on substantially the same terms as the existing agreements.

Statutory Squeeze-out Facility

On 11 October 2012, the Company entered into a €550,000,000 syndicated term loan facility (the "Statutory Squeeze-out Facility") for the purpose of funding the consideration payable by the Company in respect of the acquisition of the Existing Securities which are the subject of any Greek Statutory Squeeze-out or Greek Statutory Sell-out ("Acquisition Amounts"), together with certain costs and expenses of the Share Exchange Offer and certain financing and operating costs of the Company (including interest on the Statutory Squeeze-out Facility through 31 October 2013) for up to €58,700,000 in total for all such costs and expenses. The terms of the Statutory Squeeze-out Facility were amended on 20 February 2013. The Statutory Squeeze-out Facility is made available by a syndicate of lenders comprising Citibank N.A., London Branch; Credit Suisse A.G., London Branch; and ING Bank N.V., Dublin Branch.

Conditions precedent to drawdowns to fund any cash consideration required in any subsequent Greek Statutory Squeeze-out or Greek Statutory Sell-out include that (a) at the time of, or within five business days, from the initial drawdown the Company will be listed as a Swiss incorporated public limited company on the Official List and its shares admitted to trading on the London Stock Exchange's main market for listed securities); (b) no amendments will have been made to the terms of the Share Exchange Offer which are materially prejudicial to the interests of the lenders; (c) there has been no Change of Control of the Company (as described below); and (d) the Greek Statutory Squeeze-out or Greek Statutory Sell-out will need to have commenced in order to drawdown to fund the cash consideration in relation to any subsequent Greek Statutory Squeeze-out or Greek Statutory Sell-out. The initial conditions precedent for a drawdown to meet costs and expenses and debt service have been satisfied.

Assuming successful completion of the Share Exchange Offer, amounts borrowed under the Statutory Squeeze-out Facility must be repaid no later than 31 October 2014 or, if earlier, the date which is 18 months after the date of this Prospectus. The Statutory Squeeze-out Facility will automatically terminate and amounts borrowed become due and payable if either (i) the settlement date for the Share Exchange Offer has not occurred by the earlier of (A) the date falling 30 days after the end of the Acceptance Period and (B) 30 June 2013 or (ii) the Share Exchange Offer lapses, is terminated or is withdrawn, in which case termination will occur on the earlier of (X) the date falling 30 days after the date on which the Share Exchange Offer so lapses, terminates or is withdrawn and (Y) 31 July 2013.

Amounts borrowed under the Statutory Squeeze-out Facility may need to be repaid prior to the scheduled repayment date if certain mandatory prepayment provisions are triggered, or if the lenders accelerate the debt following the occurrence of an event of default.

If a Change of Control of the Company occurs, any lender may demand prepayment of the amounts owed to it. For the above purposes, a Change of Control is deemed to occur if, prior to the completion of the Share Exchange Offer, Kar-Tess Holding does not own 100% of the shares in the Company or, following completion of the Share Exchange Offer, either: (A) TCCC does not own, directly or indirectly, at least 20% of the voting shares in the Company; or (B) another person or group of persons gain control of the Company (unless TCCC and Kar-Tess Holding together own, directly or indirectly, at least 40% of the voting rights in the Company and they are part of the controlling group).

Mandatory prepayment is also required:

1.
if the Company receives certain equity proceeds (up to the amount of such proceeds);

2.
if the Company raises other debt (up to the amount of the debt proceeds)—subject to a number of exceptions in respect of, among other things, the commercial paper programme of the CCH Group; debt raised on the capital markets to finance up to US$500,000,000 and €500,000,000 of existing notes of members of the CCH Group; the refinancing of existing local liquidity facilities of the CCH Group; and new local liquidity facilities up to an amount of €100,000,000;

3.
if the Company receives proceeds from the disposal of assets, but only in respect of amounts in excess of €150,000,000 in aggregate; and

4.
if the Company receives distributions from other member of the CCH Group, but only after such distributions exceed €150,000,000.

The Company is required to pay interest on each loan under the Statutory Squeeze-out Facility at a margin above EURIBOR. The margin is initially 0.75% p.a. increasing on the dates falling (i) on the earlier of (A) the date of first utilisation of the Statutory Squeeze-Out Facility for the purpose of paying cash consideration; and (B) eight months after the date of the Statutory Squeeze-Out Facility, and (ii) eleven months after the date of the Statutory Squeeze-out Facility to 1.75% p.a. and 3.75% p.a., respectively. Interest is payable at the end of each interest period, and interest periods may be one, two, three or six months, at the election of the Company. The margin is increased by 1% on any amount which is overdue.

The Company is also required to pay certain fees in connection with the Statutory Squeeze-out Facility. These are: an arrangement fee payable to each of Citigroup Global Markets Limited, Credit Suisse A.G., London Branch and ING Bank N.V. (as arrangers of the Statutory Squeeze-out Facility); a commitment fee (equivalent to 40% of the applicable margin) on any amount of the Statutory Squeeze-out Facility which is available but has not been drawn down; a funding fee of 0.325% on each amount drawn down; and a duration fee on the following dates and at the following rates (and calculated by reference to the total commitments of the lenders under the Statutory Squeeze-out Facility on each such date): 0.15% on 28 February 2013; 0.10% on 31 March 2013; 0.15% on 31 August 2013; and 0.10% on 30 September 2013.

In addition, if on the completion of the Share Exchange Offer the Company does not obtain direct or indirect control of a sufficient number of Existing Shares to enable it to exercise the Greek Statutory Squeeze-out in relation to the remaining Existing Shares, then: (1) the margin will increase by 0.25% (and each margin rate specified above will increase accordingly); (2) the Company must pay an incremental funding fee of 0.20% on all amounts drawn down prior to that date; and (3) the funding fee in respect of any future drawdowns will increase to 0.525%. These provisions will be relevant only to amounts drawn down to meet costs and expenses because, in this circumstance, the Company will not be able to draw down under the Statutory Squeeze-out Facility to fund the cash consideration relating to Greek Statutory Squeeze-out or Greek Statutory Sell-out as such procedures will not be able to be implemented.

The Statutory Squeeze-out Facility contains customary representations, covenants and events of default, as well as certain representations, covenants and events of default (including a cross default to the Bond Refinancing Facility and a cross default to financial indebtedness of other members of the CCH Group, subject, in the latter case, to a €35,000,000 threshold) related to the Share Exchange Offer itself including restrictions on the conduct of and amendments to the terms of the Share Exchange Offer, settlement of the Share Exchange Offer having to occur within 10 business days in London (if the drawdown currency is the euro) or the principal financial centre of the country of the drawdown currency (if the drawdown currency is not the euro) of the end of the period for acceptances and that within five business days, from the settlement of the Share Exchange Offer the Company will be listed as a Swiss incorporated public limited company on the Official List and its shares admitted to trading on the London Stock Exchange's main market for listed securities.

The Statutory Squeeze-out Facility does not contain any financial covenants. However, it does restrict the ability of any subsidiary which has not guaranteed the Statutory Squeeze-out Facility from incurring debt in excess of an amount equivalent to 10% of the total assets of the CCH Group. In addition, no member of the CCH Group may incur financial indebtedness (other than for repayment of the Statutory Squeeze-out Facility), subject to agreed exceptions (as to which see paragraph (2) of the mandatory prepayment section above).

The Company is also required to use all reasonable endeavours to ensure that each of CCH, Coca-Cola HBC Finance B.V. and Coca-Cola HBC Finance plc accede to the Statutory Squeeze-out Facility as guarantors as soon as reasonably practicable after the Company obtains direct or indirect control of a sufficient number of Existing Shares to enable it to exercise the Greek Statutory Squeeze-out in relation to the remaining Existing Shares, and in any event by 31 October 2013. However, this obligation falls away if the Company does not obtain direct or indirect control of a sufficient number of Existing Shares to enable it to exercise a Greek Statutory Squeeze-out in relation to the remaining Existing Shares.

It is an event of default (which is not a drawstop to drawing amounts to fund the cash consideration for any Greek Statutory Squeeze-out or Greek Statutory Sell-out) if the majority lenders under the Statutory Squeeze-out Facility determine that any event or circumstance has occurred which has or could reasonably be expected to have a material adverse effect on the ability of the Company to meet its payment obligations under any Finance Document (as defined in the Statutory Squeeze-out Facility) at a time when the Company has not obtained direct or indirect control of a sufficient number of Existing Shares to enable it to exercise a Greek Statutory Squeeze-out in relation to the remaining Existing Shares and each of CCH, Coca-Cola HBC Finance B.V. and Coca-Cola Finance plc have not become guarantors. An event of default also occurs if CCH loses its status as designated select business partner of TCCC or if the Company gains this status and then subsequently loses it.

The Statutory Squeeze-out Facility is governed by English law.

As at the date of this Prospectus, €25 million had been drawn down under the Statutory Squeeze-out Facility to fund certain expenses of the Share Exchange Offer.

Bond Refinancing Facility

On 11 October 2012, the Company entered into an up to €500,000,000 syndicated term loan facility (the "Bond Refinancing Facility") for the purpose of meeting part of the cost of refinancing (1) US$500,000,000 notes due on or about 17 September 2013 and/or (2) €500,000,000 notes due on or about 14 January 2014, in each case issued by Coca-Cola HBC Finance B.V. ("Refinancing Costs"). The terms of the Bond Refinancing Facility were amended on 20 February 2013. The Bond Refinancing Facility is made available by a syndicate of lenders comprising, among others, Citibank N.A., London Branch; Credit Suisse A.G.,

London Branch; and ING Bank N.V., Dublin Branch. The total aggregate commitment of the lenders under the Bond Refinancing Facility is €500,000,000.

Whilst the Company is the initial signatory of the Bond Refinancing Facility, it is intended that the borrower will be Coca-Cola HBC Finance B.V., and it must accede to the Bond Refinancing Facility as a borrower and a guarantor as one of the initial conditions precedent to draw down. The other initial conditions precedent include the accession of CCH and Coca-Cola HBC Finance plc as guarantors, the Share Exchange Offer having completed and the Company owning Existing Shares carrying at least 57.5% of the voting rights in CCH. There are other customary conditions precedent as well as provision of a certificate from the Company as to certain matters in relation to the Share Exchange Offer. Certain further conditions precedent relate to all drawdowns under the Bond Refinancing Facility. They include there being no default or event of default, and that certain representations made in the Bond Refinancing Facility continue to be true in all material respects.

Amounts borrowed under the Bond Refinancing Facility must be repaid on the earlier of (i) 31 October 2014, and (ii) the date which is 18 months after the date of this Prospectus. The Bond Refinancing Facility will automatically terminate and amounts borrowed become due and payable if either (i) the settlement date for the Share Exchange Offer has not occurred by the earlier of (A) the date falling 30 days after the end of the Acceptance Period and (B) 30 June 2013 or (ii) the Share Exchange Offer lapses, is terminated or is withdrawn, in which case termination will occur on the earlier of (X) the date falling 30 days after the date on which the Share Exchange Offer is so lapses, terminates or is withdrawn and (Y) 31 July 2013.

Amounts borrowed under the Bond Refinancing Facility may need to be repaid prior to the scheduled repayment date in the same way as is described above in relation to the Statutory Squeeze-out Facility, provided that no amounts need to be utilised in prepayment of the Bond Refinancing Facility to the extent those amounts are required to be applied in prepayment of the Statutory Squeeze-out Facility.

The Company is required to pay interest on each loan under the Bond Refinancing Facility at a margin above EURIBOR. The margin is initially 0.75% p.a. increasing on the dates falling eight and eleven months after the date of the Bond Refinancing Facility to 1.75% p.a. and 3.75% p.a., respectively. Interest is payable at the end of each interest period, and interest periods may be one, two, three or six months, at the election of the Company. The margin is increased by 1% on any amount which is overdue.

The Company is also required to pay certain fees in connection with the Bond Refinancing Facility. These are: an arrangement fee payable to each of Citigroup Global Markets Limited, Credit Suisse A.G., London Branch and ING Bank N.V. (as arrangers of the Bond Refinancing Facility); a commitment fee (equivalent to 40% of the applicable margin) on any amount of the Bond Refinancing Facility which is available but has not been drawn down; a funding fee of 0.325% on each amount drawn down; and a duration fee on the following dates and at the following rates (and calculated by reference to the total commitments of the lenders under the Bond Refinancing Facility on each such date): 0.15% on 28 February 2013; 0.10% on 31 March 2013; 0.15% on 31 August 2013; and 0.10% on 30 September 2013.

The Bond Refinancing Facility contains representations, covenants and events of default which are substantially similar to those contained in the Statutory Squeeze-out Facility.

The Bond Refinancing Facility is governed by English law.

As at the date of this Prospectus, no amounts have been drawn down under the Bond Refinancing Facility.

Revolving Credit Facility

On 11 October 2012, the Company entered into a syndicated revolving credit facility (the "Revolving Credit Facility") to be used for the general corporate purposes of the CCH Group. The total aggregate commitment of the lenders under the Revolving Credit Facility was €500,000,000. The Revolving Credit Facility was entered into to provide liquidity for the CCH Group in the event that the Existing RCF (as defined below) is terminated by the lenders thereunder on the grounds of a change in control of CCH as a result of the completion of the Share Exchange Offer.

Subsequently, 40% of lenders (holding 40% of the commitments) under the Existing RCF agreed not to exercise any rights they may have in relation to the Share Exchange Offer. As any action in relation to a change of control under the Existing RCF requires a 66 2/3% majority of the lenders by commitments, the Company cancelled the Revolving Credit Facility on 29 October 2012. No amounts were drawn down under the Revolving Credit Facility prior to its cancellation.

Commercial paper programme and committed credit facilities

In March 2002, the CCH Group established a €1 billion global commercial paper programme to further diversify its short-term funding sources. The programme consists of a euro commercial paper facility and a US dollar denominated US commercial paper facility, of which the latter is currently not active. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the programme must be repaid within 1 to 365 days. The outstanding amount under the euro commercial paper programme was €129.5 million as at 31 December 2012, €250 million as at 31 December 2011 and €127 million as at 31 December 2010.

In May 2011, the CCH Group replaced its then-existing €500 million syndicated revolving credit facility with a new €500 million syndicated loan facility, provided by various financial institutions, expiring on 11 May 2016 (the "Existing RCF"). As a result, an amount of €1.9 million, which was the unamortised portion of the fees for the replaced facility, was charged to the income statement in the finance costs line. This facility can be used for general corporate purposes and carries a floating interest rate over Euribor and Libor. The facility allows CCH to draw down, on three to five days' notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and CCH Group. No amounts have been drawn under the syndicated loan facility since inception. In connection with the Share Exchange Offer, the lenders under the syndicated loan facility have agreed not to exercise their rights in connection with a change of control following completion of the Share Exchange Offer.

Euro medium-term note programme

In 2001, the CCH Group established a €2 billion euro medium-term note programme. Notes issued under the programme through CCH's 100% owned subsidiary Coca-Cola HBC Finance B.V. are unconditionally and irrevocably guaranteed by CCH, as well as Coca-Cola HBC Finance plc (for issues prior to 2009) and are not subject to any financial covenants.

In July 2004, the CCH Group completed the issue of a €500 million 7-year euro-denominated fixed rate bond. In December 2010, the CCH Group finalised a cash tender offer through CCH's subsidiary Coca-Cola HBC Finance B.V. for the repurchase of its existing €500 million. 4.375% fixed rate notes due in 15 July 2011. On 14 December 2010, Coca-Cola HBC Finance B.V. purchased an aggregate amount of €198.9 million which was almost 40% of the total issued €500 million euro-denominated bond. As a consequence, an amount of €1.7 million was charged to the income statement, in the finance costs line.

In December 2008, the CCH Group issued a €500 million five-year euro-denominated fixed-rate bond at 7.875%. Proceeds from this issue were partly used to fund the acquisition of Socib S.p.A. and partly for the financing of the €350 million bond that matured in March 2009. In November 2009, the CCH Group issued a €300 million 7-year fixed-rate bond at 4.25% Proceeds from this issue were used to fund the capital return payment and allowed the CCH Group to extend its debt maturity profile.

In March 2011, the CCH Group completed the successful offering of an additional €300 million 4.25% fixed rate notes to be consolidated and form a single series with the existing €300 million 4.25% fixed rate notes due 16 November 2016 issued on 16 November 2009. The new notes bring the total outstanding amount of the series to €600 million. The proceeds of the issue were used to repay the maturity of the existing €301.1 million notes due on 15 July 2011.

In April 2012, the CCH Group updated the base prospectus for its euro medium-term note programme and increased the size of the programme from €2.0 billion to €3.0 billion.

As at 31 December 2012, a total of €1.1 billion in notes issued under the euro medium-term note programme were outstanding. A further amount of €1.9 billion is available for issuance. These notes are not subject to financial covenants. As at 31 December 2012, the notes outstanding under the euro medium-term note programme were as follows:

Issue Date	Amount	Interest	Maturity date
17 December 2008	€500.0 million	7.875%	15 January 2014
16 November 2009	€300.0 million	4.250%	16 November 2016
2 March 2011	€300.0 million	4.250%	16 November 2016

Notes issued in the US market

On 17 September 2003, the CCH Group successfully completed, through its 100% owned finance subsidiary Coca-Cola HBC Finance B.V., a $900 million (€ 682.0 million at 31 December 2012 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of $500 million (€378.9 million at 31 December 2012 exchange rates) due in 2013 and the second tranche consisted of an aggregate principal amount of $400 million (€303.1 million at 31 December 2012 exchange rates) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, the CCH Group's leveraged re-capitalisation and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by the CCH Group in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalised in February 2004, were $898.1 million. The notes are fully, unconditionally and irrevocably solely guaranteed by CCH. These notes are not subject to financial covenants.

Sponsor's Agreement

On the date of this Prospectus, the Company, Kar-Tess Holding and the Sponsor have entered into a sponsor's agreement (the "Sponsor's Agreement"). Pursuant to the Sponsor's Agreement, the Sponsor has agreed to act as sponsor to the Company in connection with Admission. The obligations of the Sponsor are subject to certain conditions which are customary for an agreement of this nature, including the continued accuracy of certain warranties. In addition, the Sponsor has the right to terminate the Sponsor's Agreement before Admission in certain specified circumstances, in which case the agreement will lapse. Under the terms of the Sponsor's Agreement, the Company has agreed to provide the Sponsor with certain undertakings and warranties, which are customary for an agreement of this nature. The Company and Kar-Tess Holding have also agreed to provide certain indemnities which indemnify the Sponsor against, inter alia, claims made against it or losses incurred by it, subject to certain exceptions. All obligations of Kar-Tess Holding, including those pursuant to such indemnities terminate upon settlement of the Share Exchange Offer.

Deed of Warranties

On the date of this Prospectus, CCH (as the current holding company of the CCH Group) and the Sponsor have entered into a deed of warranties (the "Deed of Warranties") in connection with Admission. The warranties and undertakings given by CCH pursuant to the Deed of Warranties are similar to those given by the Company and Kar-Tess Holding in the Sponsor's Agreement and are customary for an agreement of this nature. The Deed of Warranties will lapse in the event that the Sponsor's Agreement terminates. CCH has also agreed to provide certain indemnities which indemnify the Sponsor against, inter alia, claims made against it or losses incurred by it, subject to certain exceptions.

Dealer-Manager Agreement

The Company has appointed Credit Suisse Securities (USA) LLC (the "Dealer-Manager") to act as dealer-manager in connection with the Share Exchange Offer to be made to Existing Shareholders located in the United States and holders of Existing ADSs, wherever located, pursuant to the Registration Statement.

The Company and Kar-Tess Holding have entered into a dealer-manager agreement, dated 11 October 2012 (the "Dealer-Manager Agreement"), with the Dealer-Manager. Under the Dealer-Manager Agreement, the Company and Kar-Tess Holding have agreed, among other things, to reimburse the Dealer-Manager and certain of its affiliates for certain expenses and indemnify it, in the case of Kar-Tess Holding up to a certain amount, against certain liabilities and expenses in connection with the Share Exchange Offer to be made to Existing Shareholders located in the United States and holders of Existing ADSs, wherever located, pursuant to the Registration Statement, including certain liabilities under US federal securities laws. The obligations of Kar-Tess Holding pursuant to the Dealer-Manager Agreement terminate upon completion of the Share Exchange Offer.

The Dealer-Manager will perform services customarily provided by investment banking firms acting as dealer-managers in connection with exchange offers of a similar nature, including, but not limited to, using reasonable efforts to solicit tenders of Existing Securities and communicating generally with brokers, dealers, commercial banks and trust companies and other persons, including the holders of Existing Securities, in relation to the Share Exchange Offer to be made to Existing Shareholders located in the United States and holders of Existing ADSs, wherever located, pursuant to the Registration Statement.

Under the Dealer-Manager Agreement, the Company has made certain customary representations and warranties to the Dealer-Manager. The obligations of the Dealer-Manager under the Dealer-Manager Agreement are subject to certain conditions that are customary for an agreement of this nature, including the accuracy of certain representations and warranties.

The Dealer-Manager and certain of its affiliates have in the past provided, and may in the future provide, financial advisory or financing services to the Company and its affiliates and have received, and may receive in the future, fees for rendering such services.

17.   Intellectual property

TCCC owns the trademarks of all of the TCCC products which the CCH Group produces, distributes and sells. See paragraph 7 of Part I: "Information on the CCH Group" for a list of TCCC products. TCCC products (including trademarked beverages of joint ventures to which TCCC is a party) account for approximately 96% of the CCH Group's total sales volume in the year ended 31 December 2012.

18.   Administrative and judicial proceedings

The Greek Competition Authority issued a decision on 25 January 2002, imposing a fine on the CCH Group of approximately €2.9 million for certain discount and rebate practices and required changes to the CCH Group's commercial practices with respect to placing coolers in certain locations and lending them free of charge. On 16 June 2004, the fine was reduced on appeal to €1.8 million. On 29 June 2005, the Greek Competition Authority requested that the CCH Group provide information on its commercial practices as a result of a complaint by certain third parties regarding the CCH Group's compliance with the decision of 25 January 2002. On 7 October 2005, the CCH Group was served with notice to appear before the Greek Competition Authority.

On 14 June 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day that the CCH Group allegedly failed to comply with the decision of 25 January 2002. On 31 August 2006, the CCH Group deposited an amount of €8.9 million, reflecting the amount of the fine and applicable tax, with the Greek authorities. As a result of this deposit, the CCH Group increased the charge to its 2006 financial statements in connection to this case.

On 23 November 2007, the court of appeals partly reversed and partly upheld the decision of the Greek Competition Authority reducing the amount of the fine to €5.9 million. The reduction of the fine by €2.8 million was recognised in the CCH Group's 2007 income statement. The CCH Group has appealed the decision of the court of appeals to the extent it upholds the fine, to the Supreme Administrative Court of Greece. The CCH Group believes that it has substantial legal grounds for its appeal against the judgment of the court of appeals. The Greek Competition Authority and one of the CCH Group's competitors have also appealed the decision of the court of appeals. There have been no material developments in the applicable litigation. Since 2008 when the case was first referred to the Supreme Administrative Court of Greece, hearings have been postponed due to the backlog of pending cases before the Court. Utilising advice from outside legal counsel, the CCH Group considers the risk of an increase to the amount of the fine and the possibility of further cash outflows as remote.

In relation to the Greek Competition Authority's decision of 25 January 2002, one of the CCH Group's competitors has filed a lawsuit against the CCH Group claiming damages in an amount of €7.7 million. The court of first instance heard the case on 21 January 2009 and subsequently rejected the lawsuit. The plaintiff has appealed the judgment. At present, it is not possible to predict the final outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. The CCH Group has not provided for any losses related to this case.

On 1 February 2012, the Greek Competition Commission conducted an inspection of the CCH Group's Greek operations as part of an investigation into the sparkling, juice and water categories. The CCH Group has a policy of strict compliance with Greek and EU competition law and it is cooperating fully with the Greek Competition Commission.

In the second quarter of 2010, the Serbian Competition Authority opened an investigation into the commercial practices of the CCH Group's Serbian subsidiary for potential abuse of dominance in the market for distribution of alcoholic and non-alcoholic beverages. In December 2012, the Serbian Competition Authority addressed a statement of objections to the CCH Group's Serbian subsidiary. The CCH Group does not believe that its Serbian subsidiary has violated any Serbian competition rules and will challenge any such allegations. At present, it is not possible to predict the final outcome of this investigation or any potential liability arising from it, however, the Company does not expect the outcome of the proceedings will have a material impact on the Company or the CCH Group's business in Serbia.

In 1992, the CCH Group's subsidiary Nigerian Bottling Company ("NBC") acquired a manufacturing facility in Nigeria from Vacunak, a Nigerian company. In 1994, Vacunak filed a lawsuit against NBC, alleging that a representative of NBC had orally agreed to rescind the sale agreement and instead enter into a lease agreement with Vacunak. As part of its lawsuit, Vacunak sought compensation for rent and loss of business opportunities. NBC discontinued all use of the facility in 1995. In a judgment delivered by the Nigerian court of first instance on 28 June 2012, the court awarded Vacunak damages in an amount equivalent to approximately €7.0 million. NBC has filed an appeal against the judgment. Based on advice from NBG's outside legal counsel, the CCH Group believes that it is unlikely that NBC will suffer material financial losses from this case. The CCH Group has consequently not provided for any losses in relation to this case.

Other than these actions, there are no governmental, legal or arbitration proceedings, including any such proceedings which are pending or threatened of which the Company is aware during the 12 months preceding the publication of this Prospectus which may have or have had in the recent past, a significant effect on the financial position or profitability of the Company or the CCH Group.

19.   Effects of the Share Exchange Offer on the historical financial information of the Company

Following completion of the Share Exchange Offer, the Company expects to own at least 90% of the CCH Group. The consolidated financial statements of the new CCH Group will be presented using the values from the consolidated financial statements of the current CCH Group and will be prepared in accordance with IFRS, as issued by the IASB. The reporting currency will continue to be the euro.

If the Share Exchange Offer had taken place at the date of the CCH Group's latest balance sheet, being 31 December 2012, the total assets and liabilities of the CCH Group would have been combined with those of the Company.

Net assets of the new CCH Group would have been reduced by a cash amount equal to the costs and expenses of the Share Exchange Offer. Any cash consideration paid to Existing Securityholders funded by the Statutory Squeeze-out Facility would have had the effect of increasing the CCH Group's indebtedness and reducing net assets by the amount of such consideration. The interest charge in the income statement for the period would have increased as a result of the increased indebtedness.

20.   Significant change

As at the date of this Prospectus, €25 million had been drawn down under the Statutory Squeeze-out Facility to fund certain expenses of the Share Exchange Offer; no amounts have been drawn down under the Bond Refinancing Facility. For further information on these facility agreements, see paragraph 16 headed "Material Contracts" of this Part XIII: "Additional Information".

On 28 December 2012, the Company received an equity contribution from Kar-Tess Holding of €1.5 million.

Other than as set out above, there has been no significant change in the financial or trading position of the Company since 19 September 2012, being the date of its incorporation.

There has been no significant change in the financial or trading position of the CCH Group since 31 December 2012, being the date to which the historical financial information on the CCH Group has been prepared.

21.   Consents

PricewaterhouseCoopers LLP (which is a member of the Institute of Chartered Accountants in England and Wales) has given and not withdrawn its written consent to the inclusion in this Prospectus of its report on the historical financial information of the CCH Group set out in section A of Part VIII: "Historical Financial Information of the CCH Group" in the form and context in which it appears and has authorised the contents of that report for the purposes of item 5.5.3R(2)(f) of the Prospectus Rules. The registered address of PricewaterhouseCoopers LLP is 1 Embankment Place, London, WC2N 6RH, United Kingdom.

22.   Miscellaneous

22.1
There are no arrangements in existence under which future dividends are to be waived or agreed to be waived.

22.2
The information set out in this Prospectus that has been sourced from third parties has been accurately reproduced and, so far as the Company is aware and has been able to ascertain from that published information, no facts have been omitted which would render the reproduced information inaccurate or misleading. Where third party information has been used in this Prospectus, the source of such information has been identified.

22.3
The estimated fees and expenses payable by the Company in connection with Admission, the listing of the Ordinary Shares on the Athens Exchange, the listing of the New ADSs on the NYSE, and the Share Exchange Offer, including FSA and London Stock Exchange fees and professional fees and expenses amount to approximately €42 million (exclusive of recoverable VAT).

22.4
The aggregate market value of the Ordinary Shares immediately following Admission will be at least £700,000.

22.5
The business address of each of the Directors, the Proposed Directors and Senior Management is Baarerstrasse 14, 6300 Zug, Switzerland.

22.6
As at the date of this document, the Company does not have any subsidiaries.

23.   Documents available for inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for the life of this Prospectus at the London office of Sullivan & Cromwell LLP at 1 New Fetter Lane, London, EC4A 1AN, United Kingdom:

  (a)
  the Articles of the Company in German and an English translation thereof;

  (b)
  the Organisational Regulations of the Company;

  (c)
  the report from PricewaterhouseCoopers LLP set out in section A of Part VIII: "Historical Financial Information of the CCH Group";

  (d)
  the letter of consent referred to in paragraph 21 above; and

  (e)
  this Prospectus.

PART XIV:    DEFINITIONS

The definitions set out below apply throughout this Prospectus, unless the context requires otherwise.

"Acceptance Condition"	means the acceptance condition set out in the paragraph headed "Conditions to the Share Exchange Offer" in Part II: "Information on the Share Exchange Offer, the Greek Statutory Squeeze-out and the Greek Statutory Sell-out" of this Prospectus;
"Acceptance Period"	means the period of time during which Shareholders may accept the Share Exchange Offer;
"Accepting Shareholder"	means an Existing Shareholder who lawfully and validly accepts the Greek Offer and tenders their Existing Shares;
"Adjusted EBITDA"
means operating profit before deductions for depreciation of property, plant and equipment (included both in cost of goods sold and in selling, delivery and administrative expenses), impairment of property, plant and equipment, stock option compensation, amortisation of intangible assets and other non-cash items.
"Admission"
means admission of the Ordinary Shares to the premium segment of the Official List and to the London Stock Exchange's main market for listed securities and includes, as the context so requires, any Ordinary Shares issued as consideration in the Greek Statutory Squeeze-out and the Greek Statutory Sell-out;
"Admission Condition"	means the admission condition set out in the paragraph headed "Conditions to the Share Exchange Offer" in Part II: "Information on the Share Exchange Offer" of this Prospectus;
"Admission and Disclosure Standards"	means the current edition of the Admission and Disclosure Standards of the London Stock Exchange;
"ADRs"	means certificates representing New ADSs;
"ADR Depositary Agreement"	means the deposit agreement to be entered into prior to Admission by the Company and the ADS Depositary in respect of the New ADSs;
"Articles"	means the articles of association of the Company, as in force as at the date of this Prospectus;
"Athens Exchange"	means the Athens Exchange S.A.;
"Atos"	means Atos S.A.;
"Audit Committee"
means the audit committee of the Board of Directors of the Company described in paragraph 8 of Part III: "Directors, Proposed Directors, Management, Corporate Governance and Major Shareholders of the Company" of this Prospectus;
"Australian Stock Exchange"	means the Australian Stock Exchange Limited;
"Board of Directors" or "Board"	means the board of directors of the Company from time to time appointed in accordance with the Articles;
"Bond Refinancing Facility"
means the syndicated term loan facility entered into by the Company and, among others, Citibank N.A., London Branch; Credit Suisse A.G., London Branch; and ING Bank N.V., Dublin Branch dated 11 October 2012 (and as amended on 20 February 2013) summarised in paragraph 16 of Part XIII: "Additional Information" of this Prospectus;

"Beverage Partners Worldwide"	means Beverage Partners Worldwide (Europe) AG, a joint venture between TCCC and Nestlé S.A.;
"CCH"	means Coca-Cola Hellenic Bottling Company S.A., the existing holding company for the CCH Group prior to Admission;
"CCH Group"
means CCH and its subsidiaries and any subsidiary thereof and with effect from Admission, the Company, CCH and its subsidiaries and any subsidiary thereof, in each case as exist from time to time. For the avoidance of doubt, on Admission, the Company will become the holding company of the CCH Group as a result of the Share Exchange Offer;
"CCH Relationship Agreement"
means the agreement between CCH, the Kar-Tess Group and the TCCC Entities dated 29 August 2000 and terminating with effect on and from settlement of the Share Exchange Offer, as summarised in paragraph 12 of Part III: "Directors, Proposed Directors, Management, Corporate Governance and Major Shareholders of the Company" of this Prospectus;
"CCH Shareholders' Agreement"
means the agreement between the Kar-Tess Group and the TCCC Entities originally dated 3 November 1999 and terminating with effect on and from settlement of the Share Exchange Offer, as summarised in paragraph 11 of Part III: "Directors, Proposed Directors, Management, Corporate Governance and Major Shareholders of the Company" of this Prospectus;
"CDI Depositary"	means CREST Depository Limited, as depositary for the CREST Depositary Interests;
"CDI Holders"	means the holders of CDIs from time to time;
"CEO" or "Chief Executive Officer"	means the chief executive officer of the Company;
"Chairman"	means the chairman of the Board of Directors of the Company;
"City Code"	means the UK City Code on Takeovers and Mergers;
"Company" or "CCHBC AG"
means Coca-Cola HBC AG, a stock corporation (Aktiengesellschaft) under the laws of Switzerland, which on Admission, is proposed to be the new holding company of the CCH Group as a result of the Share Exchange Offer;
"Credit Suisse"	means Credit Suisse Securities (Europe) Limited, as sponsor to the Company;
"CREST"	means the electronic, paperless transfer and settlement mechanism to facilitate the transfer of shares in uncertificated form operated by Euroclear UK & Ireland;
"CREST Depositary Interest" or "CDI"	means a dematerialised CREST depositary interest representing an entitlement to an Ordinary Share;
"CREST International Manual"	means the CREST international manual which forms part of the CREST Manual;
"CREST Manual"	means the CREST manual issued by Euroclear UK & Ireland in July 2008, as amended from time to time;
"CREST Regulations"	means the Uncertificated Securities Regulations 2001 (SI 2001 No.3755);

"custodian"	means CREST International Nominees Limited, or the custodian or custodians or any nominee of any such custodian as may from time to time be appointed by the CDI Depositary for the purposes of the global deed poll set out in the CREST International Manual;
"Declaration of Acceptance"	means the written declaration made by each Existing Shareholder/Securityholder wishing to accept the Share Exchange Offer;
"Developing Countries"	means Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia and Slovenia;
"Direct Federal Tax"
means taxes imposed under the Swiss Federal Act on the Direct Federal Tax dated 14 December 1990 (Bundesgesetz über die direkte Bundessteuer), together with the related ordinances, regulations and guidelines, all as amended and applicable from time to time;
"Directors"	means the Directors named on page 46 as directors of the Company as at the date of this Prospectus;
"Disclosure and Transparency Rules"	means the rules relating to the disclosure of information made in accordance with Part VI of the FSMA (as amended from time to time);
"Disclosure Committee"
means the disclosure committee of the CCH Group described in paragraph 9 of Part III: "Directors, Proposed Directors, Management, Corporate Governance and Major Shareholders of the Company" of this Prospectus;
"DSS"	means the Greek dematerialised securities system;
"DTC"	means The Depository Trust Company;
"EBITDA"	means Earnings Before Interest, Taxes, Depreciation and Amortisation;
"EC—Swiss Confederation Agreement"
means the agreement between the European Community and the Swiss Confederation providing for measures equivalent to those laid down in Council Directive 2003/48/EC on taxation of savings income in the form of interest payments dated October 26, 2004;
"EEA"	means the European Economic Area;
"Emerging Countries"
means the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including the Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and (through an equity investment) the Former Yugoslav Republic of Macedonia;
"Established Countries"	means Italy, Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland and Cyprus;
"EU"	means the European Union;
"EU Parent-Subsidiary Directive"	means Council Directive 2011/96/EU of 30 November 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different Member States (recast);
"Euribor"	means Euro interbank offered rate;
"Euroclear UK & Ireland"	means Euroclear UK & Ireland Limited, the operator (as defined in the CREST Regulations) of CREST;
"EWC"	means the CCH Group's European Works Council;

"EWRM"	means Enterprise Wide Risk Management;
"Existing ADSs"	means CCH American depositary shares, each of which represents 1 Existing Share, evidenced by ADRs and registered on Form F-6 filed with the SEC on 20 April 2010;
"Existing ADS Holders"	means the holders of Existing ADSs from time to time;
"Existing RCF"	means the €500,000,000 syndicated revolving credit facility entered into by CCH on 12 May 2011;
"Existing Securities"	means the Existing Shares and Existing ADSs;
"Existing Securityholders"	means the Existing Shareholders and Existing ADS Holders;
"Existing Shares"
means the existing unconditionally allotted or issued and fully paid (or credited as fully paid) ordinary shares of €1.01 each in the capital of CCH and any further such shares which are unconditionally allotted or issued and fully paid (or credited as fully paid) before the Share Exchange Offer closes (or before such earlier date as the Company may determine, not being earlier than the date on which the Share Exchange Offer becomes unconditional as to acceptances or, if later, the Closing Date of the Offer) but excluding, in both cases, any such shares held or which become held in treasury (but not excluding any shares or ADSs representing such shares which are held by any member of the CCH Group pursuant to any employee incentive plan);
"Existing Shareholders"	means the holders of Existing Shares from time to time;
"FSA"	means the Financial Services Authority;
"FSMA"	means the Financial Services and Markets Act 2000 (as amended);
"FTSE"	means FTSE International Limited;
"FTSE Ground Rules"	means the Ground Rules for the Management of the FTSE UK Index Series as adopted by the FTSE Policy Group;
"FTSE Nationality Committee"	means the committee of FTSE, responsible for determining the nationality of companies included in FTSE indices;
"FTSE UK Index Series"	means the set of indices measuring performance of UK companies published by FTSE;
"GDP"	means gross domestic product;
"FYROM"	means the Former Yugoslav Republic of Macedonia;
"Greek Competition Authority"	means the Hellenic Competition Commission;
"Greek Offer"
means the share exchange offer made by the Company to exchange one Existing Share for one Ordinary Share available to holders of the Existing Shares outside the United States, on the terms and conditions set out in this Prospectus and the Information Circular;
"Greek Statutory Sell-out"
means the right of minority shareholders in CCH to sell their Existing Shares to the Company pursuant to a Greek statutory sell-out procedure within three months of the announcement of the results of the Share Exchange Offer if the Company receives tenders for, or otherwise holds, Existing Shares representing at least 90% of the total issued share capital of CCH at the end of the Acceptance Period for the Share Exchange Offer;

"Greek Statutory Squeeze-out"	means the right of the Company to acquire compulsorily all Existing Shares held by any remaining minority shareholders in accordance with the Greek statutory squeeze-out procedure under the Greek tender offer rules if the Company receives tenders for, or otherwise holds, Existing Shares representing at least 90% of the total issued share capital of CCH at the end of the Acceptance Period for the Share Exchange Offer;
"HCMC"	means the Hellenic Capital Markets Commission;
"HELEX"	means Hellenic Exchanges S.A., Holding, Clearing, Settlement and Registry;
"HMRC"	means Her Majesty's Revenue and Customs;
"IAS"	means International Accounting Standards;
"IASB"	means International Accounting Standards Board;
"IFRS"	means International Financial Reporting Standards;
"Information Circular"	means the document prepared by the Company pursuant to Greek law for the purposes of the Share Exchange Offer and approved by HCMC;
"Initiation Date"
means 10 October 2012, being the date on which, pursuant to Greek law, the Company informed the HCMC and the board of directors of CCH of the initiation of the Share Exchange Offer and submitted to them a draft of the Information Circular;
"Initial Shares"	means 1,000,000 fully paid-up ordinary shares in the share capital of the Company issued on incorporation of the Company with a par value of CHF 0.10 each;
"Kar-Tess Group"	means collectively Kar-Tess Holding, Boval S.A. and Socomex S.A. (of which Kar-Tess Holding is the only member holding shares in CCH);
"Kar-Tess Holding"	means Kar-Tess Holding, a limited liability company (société à responsabilité limitée) under the laws of Luxembourg and sole shareholder of the Company;
"Libor"	means London interbank offered rate;
"Listing Rules"	means the Listing Rules made by the FSA under Part VI of the FSMA (as amended from time to time);
"London Stock Exchange"	means the London Stock Exchange plc;
"Major Shareholders"	means Kar-Tess Holding and the TCCC Entities;
"Management"
means the Directors, the Proposed Directors, Senior Managers and those members of the Company's management team, details of whom are set out in the section titled "Directors and Management" in Part III: "Directors, Proposed Directors, Management, Corporate Governance and Major Shareholders of the Company" of this Prospectus;
"NARTD"	means non-alcoholic ready-to-drink;
"New ADSs"	means American depositary shares issued by the Company, each of which represents 1 Ordinary Share, evidenced by ADRs and registered on Form F-6 filed with SEC on 18 December 2012;
"New CCH Group"	means (i) prior to Admission, CCH, its subsidiaries and the Company; and (ii) following Admission, the Company and its subsidiaries, including CCH;

"Nomination Committee"	means the nomination committee of the Board of Directors of the Company described in paragraph 8 of Part III: "Directors, Proposed Directors, Management, Corporate Governance and Major Shareholders of the Company" of this Prospectus;
"Non-Executive Directors"
means the non-executive directors of the Company as set out in the table in Part III: "Directors, Proposed Directors, Management, Corporate Governance and Major Shareholders of the Company" of this Prospectus;
"NYSE"	means the New York Stock Exchange;
"OBPPC"	means Occasion, Brand, Package, Price, Channel, a strategic tool developed by the CCH Group;
"Official List"	means the Official List of the UK Listing Authority;
"Operating Committee"
means the operating committee of the CCH Group comprised of the members of Senior Management and described in paragraph 4 of Part III: "Directors, Proposed Directors, Management, Corporate Governance and Major Shareholders of the Company" of this Prospectus;
"Ordinary Shareholders"	means the holders of Ordinary Shares;
"Ordinary Shares"
means ordinary shares in registered form with an initial par value of CHF 0.10 each in the share capital of the Company and a final par value to be determined immediately prior to settlement of the Share Exchange Offer;
"Organisational Regulations"	means the organisational regulations of the Company, which have been adopted conditional upon settlement of the Share Exchange Offer and will be in effect upon Admission;
"Panel"	means the UK Panel on Takeovers and Mergers;
"PD Regulation"
means Regulation (EC) No 809/2004 of 29 April 2004 implementing Directive 2003/71/EC of the European Parliament and the Council as regards information contained in the prospectuses as well as the format, incorporation by reference and publication of such prospectuses and dissemination of advertisements as amended by the Commission Delegated Regulation (EU) No 486/2012 of 30 March 2012 as regards the format and the content of the prospectus, the base prospectus, the summary and the final terms and as regards the disclosure requirements;
"PET"	means polyethylene terephthalate, a plastic resin;
"Proposed Director"
means the each of the persons whose details are set out in Part III: "Directors, Proposed Directors, Management, Corporate Governance and Major Shareholders of the Company" of this Prospectus, each of whom has agreed to become a Director of the Company effective upon or immediately following settlement of the Share Exchange Offer;
"Prospectus"	means this document relating to the Company and the Ordinary Shares, prepared by the Company in accordance with the Listing Rules and the Prospectus Rules;
"Prospectus Rules"	means the Prospectus Rules published by the FSA under Part VI of the FSMA (as amended from time to time);

"Qualifying Reserves"	means the "reserves from capital contributions", as part of the general (legal) reserves, of the Swiss statutory financial statements of the company which is accumulated by certain qualifying contributions received form shareholders and which is notified to and recognised by the Swiss Federal Tax Administration;
"Registration Statement"
means the registration statement and tender offer statement filed with the SEC and made available to Existing Shareholders located in the United States and to all holders of Existing ADSs, wherever located;
"Remuneration Committee"
means the remuneration committee of the Board of Directors of the Company described in paragraph 8 of Part III: "Directors, Proposed Directors, Management, Corporate Governance and Major Shareholders of the Company" of this Prospectus;
"Revolving Credit Facility"
means the syndicated revolving credit facility entered into among the Company and Citibank N.A., London Branch; Credit Suisse A.G., London Branch; and ING Bank N.V., Dublin Branch dated 11 October 2012 and subsequently cancelled on 29 October 2012 at the Company's request, summarised in paragraph 16 of Part XIII: "Additional Information" of this Prospectus;
"SAP"	means SAP AG;
"SAP 'Wave 2' "	means a fully integrated business tool allowing the CCH Group to standardise all of its systems and processes by using a common technology across all functions;
"SDRT"	means stamp duty reserve tax;
"SEC"	means the US Securities and Exchange Commission;
"Securities Act"	means the US Securities Act of 1933, as amended;
"Senior Management"
means the persons referred to as Senior Management in Part III: "Directors, Proposed Directors, Management, Corporate Governance and Major Shareholders of the Company" of this Prospectus and a "Senior Manager" means a member of Senior Management;
"Share Exchange Agent"	means National Bank of Greece S.A.;
"Share Exchange Offer"
means the share exchange offer made by the Company comprising the Greek Offer and the US Offer, respectively, for the Existing Shares and Existing ADSs on the terms and conditions set out in this Prospectus and the Information Circular (in respect of the Greek Offer, for Existing Shareholders located outside the United States) and the Registration Statement (in respect of the US Offer, for Existing Shareholders located in the United States and all holders of Existing ADSs, wherever located), which will result in the Company becoming the ultimate holding company of the CCH Group;
"Shareholder"	means a holder of Ordinary Shares from time to time;
"SIX SIS"	means SIX SIS AG acting as Swiss central securities depositary;
"Social Responsibility Committee"
means the social responsibility committee of the Board of Directors of the Company described in paragraph 8 of Part III: "Directors, Proposed Directors, Management, Corporate Governance and Major Shareholders of the Company" of this Prospectus;

"Sparkling" beverages	means sparkling non-alcoholic ready-to-drink beverages, excluding sparkling water;
"Sponsor"	means Credit Suisse Securities (Europe) Limited;
"Statutory Squeeze-out Facility"
means the syndicated term loan facility entered into among the Company and Citibank N.A., London Branch; Credit Suisse A.G., London Branch; and ING Bank N.V., Dublin Branch dated 11 October 2012 (and as amended on 20 February 2013) summarised in paragraph 16 of Part XIII: "Additional Information" of this Prospectus;
"Still" beverages	means non-sparkling non-alcoholic ready-to-drink beverages, excluding water;
"Swiss Code of Obligations"	means the Swiss Code of Obligations dated 30 March 1911, as amended;
"Swiss Federal Act on Intermediated (or Book-Entry) Securities)"	means the Swiss Federal Act on Intermediated Securities dated 3 October 2008, as amended;
"Swiss Federal Act on Stamp Taxes"
means the Swiss Federal Act on Stamp Taxes of 27 June 1973 (Bundesgesetz über die Stempelabgaben), together with the related ordinances, regulations and guidelines, all as amended and applicable from time to time;
"Swiss Merger Act"	means the Swiss federal act on mergers, demergers, transformations and asset transfers dated 3 October 2003, as amended;
"Swiss Registrar"	means ShareCommService AG;
"Swiss Stamp Tax"	means taxes imposed under the Swiss Federal Act on Stamp Taxes;
"Swiss Stock Exchange Act"	means Swiss federal act on stock exchanges and securities trading dated 24 March 1995, as amended;
"Swiss Withholding Tax"
means taxes imposed under the Swiss Federal Act on the Withholding Tax of 13 October 1965 (Bundesgesetz über die Verrechnungssteuer), together with the related ordinances, regulations and guidelines, all as amended and applicable from time to time;
"TCCC"	means The Coca-Cola Company;
"TCCC Entities"
means the Coca-Cola Overseas Parent Limited, The Coca-Cola Export Corporation, Barlan, Inc., Refreshment Product Services, Inc. and Atlantic Industries and in relation to the CCH Shareholders' Agreement (and where the context so requires it, includes CCHBC Grouping, Inc., the beneficial owner of the Existing Shares held by the other TCCC Entities);
"Territories"
at the date of this Prospectus means Italy (excluding the island of Sicily), Greece, Austria, the Republic of Ireland, Northern Ireland, Switzerland, Cyprus, Poland, Hungary, the Czech Republic, Croatia, Lithuania, Latvia, Estonia, Slovakia, Slovenia, the Russian Federation, Romania, Nigeria, Ukraine, Bulgaria, Serbia (including the Republic of Kosovo), Montenegro, Belarus, Bosnia and Herzegovina, Armenia, Moldova and (through an equity investment) the Former Yugoslav Republic of Macedonia;

"Transparency Directive"	means Council Directive 2004/109/EC, as amended, of 15 December 2004 on the harmonisation of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market and amending Directive 2001/34/EC;
"UK" or "United Kingdom"	means the United Kingdom of Great Britain and Northern Ireland;
"UK Corporate Governance Code"	means the UK Corporate Governance Code as published by the Financial Reporting Council in September 2012;
"US" or "United States"	means the United States of America;
"US Offer"
means the share exchange offer made by the Company pursuant to separate offer documentation comprising the Registration Statement to holders of Existing Shares located in the United States and holders of Existing ADSs wherever located to exchange, in the case of Existing Shares, one Existing Share for one Ordinary Share or one New ADS at the election of the holder or, in the case of Existing ADSs, to exchange one Existing ADS for one New ADS;
"VAT"	means value added tax; and
"Water" beverages	means various water beverages.